                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-27369


                             [LOGO OF MERISEL(SM)]

                                                                  July 31, 1997

Dear Stockholder:

  You are cordially invited to attend a special meeting (the "Stockholders' Meeting") of the stockholders of Merisel, Inc. (the "Company") to be held at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California on August 29, 1997, at 10:00 a.m., Los Angeles time. At the Stockholders' Meeting, you will be asked to consider and vote on certain proposals relating to the financial restructuring (the "Exchange Restructuring") of the Company whereby holders of 12 1/2% Senior Notes due 2004 ("12.5% Notes") immediately prior to the Exchange Restructuring would exchange their 12.5% Notes for shares of common stock, par value $.05 per share, of the Company ("New Common Stock") and stockholders of the Company ("Stockholders") as of immediately prior to the Exchange Restructuring would receive shares of New Common Stock, as well as warrants (the "Warrants") to purchase additional shares of New Common Stock.

  Stockholders will be asked to consider and vote upon proposals (the "Proposals") to implement (i) the Exchange Restructuring, consisting of (a) an amendment (the "Charter Amendment") of the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to effect a one-for-five reverse stock split (the "Reverse Split") of each outstanding share of Common Stock, par value $.01 per share (the "Old Common Stock"), into one-fifth of a share of New Common Stock; and (b) authorization for the issuance (the "New Common Stock Issuance") of shares of New Common Stock to holders of 12.5% Notes in exchange for their 12.5% Notes upon consummation of the Exchange Restructuring (such shares of New Common Stock being hereinafter referred to as the "Exchange Shares") and to holders of Warrants upon exercise of their Warrants (such shares of New Common Stock being hereinafter referred to as the "Warrant Shares"); and (ii) the adoption of the Merisel, Inc. 1997 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"). The Charter Amendment would have the effect of increasing the number of shares of common stock of the Company authorized but not issued or reserved for issuance to a level sufficient for the New Common Stock Issuance and the issuance of New Common Stock in exchange for the Warrants upon their exercise.

  Assuming all of the conditions to the consummation of the Exchange Restructuring are fulfilled, the New Common Stock Issuance will result in the holders of the 12.5% Notes (the "Noteholders") receiving approximately 80% of the outstanding shares of New Common Stock (excluding the Warrants). Stockholders would receive 20% of the outstanding shares of New Common Stock as a result of the Reverse Split and, upon exchange of certificates of their Old Common Stock, would receive Warrants which, upon exercise, would represent approximately 17.5% of the New Common Stock outstanding immediately after giving effect to the Exchange Restructuring and the Reverse Split. Each holder of Old Common Stock would receive, for each share of Old Common Stock held,
 .0875 Series A Warrants and .0875 Series B Warrants in addition to retaining his current stock interest as adjusted for the Reverse Split equal to one-fifth of a share of New Common Stock for each share of Old Common Stock. The Warrants would be exercisable for seven years from the date of the Exchange Restructuring and would be issued in two separately traded series. The Warrants would have an exercise price ("Exercise Price") of $7.15 per share, in the case of the Series A Warrants, and $8.68 per share, in the case of the Series B Warrants, and each Warrant would be exercisable for one share of New Common Stock, in each case subject to adjustment. Stockholders will not be entitled to receive Warrants unless and until they exchange their certificates of Old Common Stock for certificates of New Common Stock.

  The accompanying Proxy Statement/Prospectus serves as a prospectus for the Exchange Shares and the Warrants and Warrant Shares, and will also serve as the Company's Annual Report to Stockholders for the fiscal year ended December 31, 1996.

  The stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring has been consummated. If approved, the Stock Award and Incentive Plan will be effective immediately, regardless of whether the Exchange Restructuring is consummated.

  The Exchange Restructuring is conditioned on, among other things, 100% of the outstanding 12.5% Notes being validly tendered pursuant to the Exchange Restructuring. If less than 100% of the holders tender their 12.5% Notes pursuant to the Exchange Restructuring but the requisite acceptances of the Prepackaged Plan are received from both Noteholders and Stockholders, the Company intends instead to pursue the financial restructuring of the Company by means of the filing of a petition under Chapter 11 of the United States Bankruptcy Code (the "Prepackaged Restructuring") and of a "Prepackaged Plan" (the "Prepackaged Plan" and together with Exchange Restructuring, the "Restructuring"). The Prepackaged Restructuring may be effected with the approval of a minimum of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan and of a minimum of at least two-thirds in number of shares of Old Common Stock voting on the Prepackaged Plan. If the Prepackaged Restructuring is pursued, the Company expects that the New Common Stock Issuance and an amendment to the Company's Certificate of Incorporation substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan.

  The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the United States Bankruptcy Code. However, if a majority of Stockholders elect not to support the Restructuring after their review of all the facts and circumstances existing at that time, the Company does not presently believe that attempting to force confirmation of the Prepackaged Plan under the "cram-down" provisions would necessarily be in the best interests of the Company and the Company has no present intention to do so. Although the Limited Waiver Agreement requires, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations), the filing of a Chapter 11 petition on the Prepackaged Plan and that the Company take steps that are both necessary and desirable to confirm the Prepackaged Plan, the Agreement does not by its terms require that the Company seek confirmation of the Prepackaged Plan under the cram-down provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan. Moreover, the Company has specifically rejected requests by representatives of the Ad Hoc Noteholders' Committee, both before and after the execution of the Limited Waiver Agreement, for the Company's agreement to proceed with confirmation of the Prepackaged Plan under those provisions. Accordingly, for the foregoing reasons, unless the requisite Stockholder acceptances have been obtained for the Prepackaged Plan, the Company does not currently believe filing a Chapter 11 petition to seek confirmation of the Prepackaged Plan under the cram-down provisions would be consistent with its fiduciary obligations as presently conceived or be both necessary and desirable.

  The Ad Hoc Noteholders Committee has advised the Company that it disputes the Company's interpretation of the Limited Waiver Agreement in this regard and believes that the Company is obligated to file and confirm the Prepackaged Plan regardless of the outcome of the Stockholder vote.

  NONE OF THE COMPANY'S WHOLLY OWNED OPERATING SUBSIDIARIES, INCLUDING MERISEL AMERICAS, INC. AND MERISEL CANADA, INC. (COLLECTIVELY, THE "OPERATING COMPANIES"), WOULD BE A PARTY TO THE PREPACKAGED PLAN AND THE COMPANY'S BUSINESS WOULD THEREFORE CONTINUE TO BE OPERATED IN THE ORDINARY COURSE. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE OPERATING COMPANIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS.

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization, including reduction of debt levels, extension of principal repayments and relaxation of operating covenants, to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's outstanding debt obligations by $125 million to levels which the Company believes can be supported by its projected cash flow. Interest charges will be substantially reduced and stockholders' equity will be substantially increased as a result of the Restructuring.

  In addition, implementation of the Restructuring will enable the Company to avoid certain significant amortization payments totalling $40 million which would be due under the Operating Companies' senior debt obligations if the Company were to pay interest on the 12.5% Notes that was due on June 30, 1997, subject to a 30 day grace period. If the Company has not paid the interest due on the 12.5% Notes by July 30, 1997, an event of default will occur with respect to the 12.5% Notes entitling the holders to accelerate the maturity thereof. While the Limited Waiver Agreement is in effect, such interest payments have been waived by the holders of in excess of 75% of the outstanding principal amount of the 12.5% Notes and the holders of the Operating Companies' indebtedness have waived any cross-default arising from the non-payment of such interest. Failure to consummate the Restructuring could result in such amortization payments becoming due as well as interest payment obligations on the 12.5% Notes being reinstated. The Company has been informed by holders of in excess of 25% of the 12.5% Notes that if the Stockholders fail to approve the Charter Amendment, and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such holders intend to accelerate all of the indebtedness outstanding under the 12.5% Notes. ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY SUCH OBLIGATIONS WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS OR OBTAINING ADDITIONAL WAIVERS OR AMENDMENTS TO SUCH AGREEMENTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING, WAIVERS OR AMENDMENTS.

  Should the Stock Award and Incentive Plan be approved by the Stockholders, the Company intends to issue options or stock appreciation rights (together, "New Options") for up to 8% of the shares of New Common Stock to be outstanding immediately following the Restructuring with approximately an additional 2% available for future issuance. All options outstanding prior to the Restructuring ("Old Options") would be cancelled in exchange for New Options exercisable for the same or a greater number of shares (after adjustment for the Reverse Split) of New Common Stock. New Options issued immediately following the Restructuring would have an exercise price equal to the average closing price of the New Common Stock for the first 30 trading days following the Restructuring, provided that such exercise price will not vary more than 10% from the average closing price for the first five trading days following the Restructuring. Holders of Old Options will not be entitled to receive Warrants pursuant to the Restructuring unless such holders exercise their Old Options prior to the consummation of the Restructuring.

  IN ORDER TO EXPEDITE THE SOLICITATION OF ACCEPTANCES UNDER THE PREPACKAGED PLAN, SHOULD IT BE NECESSARY, THE COMPANY IS CONCURRENTLY SOLICITING SUCH ACCEPTANCES TOGETHER WITH PROXIES FOR THE STOCKHOLDERS' MEETING. ACCORDINGLY, THIS PROXY STATEMENT/PROSPECTUS ALSO SERVES AS A SOLICITATION BY THE COMPANY FOR ACCEPTANCE OF THE PREPACKAGED PLAN. Stockholders may vote in favor of the Prepackaged Plan by signing, marking and returning the enclosed ballot for that purpose in the enclosed envelope. Unlike the proxy, the ballot must be marked FOR or AGAINST acceptance for it to be counted for any purpose.

  IF STOCKHOLDERS DO NOT APPROVE THE CHARTER AMENDMENT, OR DO NOT EXECUTE THE REQUISITE ACCEPTANCES OF THE PREPACKAGED PLAN, THEN, UNDER THE TERMS OF THE AGREEMENT REACHED WITH CERTAIN HOLDERS OF 12.5% NOTES, SUCH NOTEHOLDERS WILL NOT BE BOUND TO THE TERMS OF THE RESTRUCTURING. MOREOVER, ON JULY 22, 1997, HOLDERS OF OVER 25% IN AGGREGATE PRINCIPAL AMOUNT OF THE 12.5% NOTES INFORMED THE COMPANY OF THEIR INTENT TO ACCELERATE THE INDEBTEDNESS OUTSTANDING UNDER THE 12.5% NOTES IN THE EVENT THAT THEIR AGREEMENT TERMINATES, WHICH COULD RESULT IN A FILING OF A CASE UNDER THE BANKRUPTCY CODE CONCERNING THE COMPANY. ANY SUBSEQUENT RESTRUCTURING OF THE COMPANY COULD RESULT IN STOCKHOLDERS OF THE COMPANY RETAINING OR RECEIVING SUBSTANTIALLY LESS THAN THE CONSIDERATION PROVIDED FOR IN THE RESTRUCTURING. ACCORDINGLY, YOUR BOARD OF DIRECTORS BELIEVES THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED RESTRUCTURING ARE IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE PROPOSALS AND FOR THE ACCEPTANCE OF THE PREPACKAGED PLAN.

  As you may be aware, on July 14, 1997, the Company received a formal proposal from Stonington Partners, Inc. (the "Stonington Proposal") to make a substantial equity investment in the Company which is described in the Proxy Statement/Prospectus. The proposal, however, by its terms cannot be accepted without the consent of the holders of its 12.5% Notes to a termination or modification of their existing agreement with the Company. An Ad Hoc Committee of Noteholders has advised the Company that they will not modify their agreement with the Company to permit the Company to accept the Stonington Proposal, and, accordingly, the Stonington Proposal cannot be accepted in its current form. In view of that fact, the Board of Directors continues to recommend the Restructuring as the best alternative available to the Company.

  Regardless of the size of your holdings, it is important that your shares be voted at the Stockholders' Meeting and with respect to the Prepackaged Plan. Whether or not you plan to attend the Stockholders' Meeting, please sign and return both your proxy and ballot in the enclosed envelope by no later than August 22, 1997 to assure that your shares will be voted with respect to the Charter Amendment, the New Common Stock Issuance, the Stock Award and Incentive Plan and the Prepackaged Plan. Your vote on the Prepackaged Plan will not be counted unless you return a properly completed ballot.

                                          Sincerely,

                                          /s/ Dwight A. Steffensen

                                          Dwight A. Steffensen
                                          Chairman of the Board and Chief
                                           Executive Officer

                                 MERISEL, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST 29, 1997

  NOTICE IS HEREBY GIVEN that a special meeting of stockholders ("Stockholders") of Merisel, Inc. (the "Company") will be held at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California on August 29, 1997, at 10:00 a.m., Los Angeles time (the "Stockholders' Meeting"), for the purpose of implementing a financial restructuring (the "Exchange Restructuring") of the Company whereby holders (the "Noteholders") of 12 1/2% Senior Notes due 2004 ("12.5% Notes") would exchange their 12.5% Notes for shares of common stock, par value $.05 per share ("New Common Stock"), of the Company and Stockholders immediately prior to the Exchange Restructuring would receive shares of New Common Stock as well as warrants ("Warrants") to purchase additional shares of New Common Stock. Specifically, Stockholders will be asked to consider and vote upon the following, all of which are more fully described in the accompanying Proxy Statement/Prospectus:

  1. An amendment (the "Charter Amendment") of the Company's Restated Certificate of Incorporation, as amended, which would authorize (i) a one-for-five reverse stock split of the Company's outstanding shares of Old Common Stock (the "Reverse Split") and (ii) the simultaneous increase of the par value of the authorized common stock of the Company from $.01 per share to $.05 per share;

  2. The issuance of shares of New Common Stock (the "New Common Stock Issuance") to Noteholders in exchange for their 12.5% Notes pursuant to the terms of the Exchange Restructuring and to holders of Warrants upon exercise of their Warrants;

  3. The Merisel, Inc. 1997 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"); and

  4. Such other business as may properly come before the Stockholders' Meeting or any adjournments or postponements thereof.

  The proposed text of the Charter Amendment is set forth in Annex I of the accompanying Proxy Statement/Prospectus. The text of the Exchange Restructuring Prospectus pursuant to which, if the Exchange Restructuring is consummated, the Noteholders would receive shares of New Common Stock is set forth in Annex IV to the accompanying Proxy Statement/Prospectus. The proposed text of the Stock Award and Incentive Plan is set forth in Annex III of the accompanying Proxy Statement/Prospectus.

  The New Common Stock Issuance will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring is consummated. The Stock Award and Incentive Plan, however, if approved, will be implemented pursuant to this stockholder vote regardless of whether such Exchange Restructuring is implemented.

  The Board of Directors of the Company has fixed the close of business on July 22, 1997 as the record date ("Record Date") for the determination of Stockholders entitled to notice of and to vote at the Stockholders' Meeting and any adjournments or postponements thereof. Only Stockholders of record at the close of business on such date are entitled to notice of and to vote at the Stockholders' Meeting.

  Common Stock, par value $.01 per share, of the Company is the only security of the Company whose holders are entitled to vote upon the proposals to be presented at the Stockholders' Meeting.

  Your vote is important regardless of the number of shares you own. Each Stockholder, even though he or she now plans to attend the Stockholders' Meeting, is requested to sign, date and return the enclosed proxy, without delay in the enclosed postage-paid envelope. You may revoke your proxy at any time prior to its exercise. Any Stockholder present at the Stockholders' Meeting or at any adjournments or postponements thereof may revoke his or her proxy and vote personally on each matter brought before the Stockholders' Meeting.

                                     By Order of the Board of Directors,

                                     /s/ James E. Illson

                                     James E. Illson
                                     Senior Vice President Finance, and Chief
                                      Financial Officer

July 31, 1997

                    THE BOARD OF DIRECTORS RECOMMENDS THAT
                      YOU VOTE FOR EACH OF THE PROPOSALS

                  PLEASE DATE AND SIGN THE ENCLOSED PROXY AND
                       MAIL IT PROMPTLY IN THE ENCLOSED
                         POSTAGE-PAID RETURN ENVELOPE

                                 MERISEL, INC.

[LOGO OF MERISEL, INC.]

                          PROXY STATEMENT/PROSPECTUS
               AND SOLICITATION OF PREPACKAGED PLAN ACCEPTANCES

  This Proxy Statement/Prospectus (this "Proxy Statement/Prospectus") is being furnished to holders ("Stockholders") of common stock, par value $.01 per share ("Old Common Stock"), of Merisel, Inc., a Delaware corporation (the "Company"), in connection with (A) the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at a special meeting of Stockholders to be held on August 29, 1997 at 10:00 a.m., Los Angeles time, at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California, and any adjournments or postponements thereof (the "Stockholders' Meeting"), and (B) the solicitation of acceptances of a prepackaged plan of reorganization of the Company under Chapter 11 of the United States Bankruptcy Code (the "Prepackaged Plan"). References herein to the "Company" shall, unless the context otherwise require, refer to Merisel, Inc. and its operating subsidiaries. References to the "Holding Company" shall refer only to Merisel, Inc. and not to its subsidiaries. References to the "Operating Companies" shall mean the operating subsidiaries of the Company.

  The Board is soliciting proxies to be voted at the Stockholders' Meeting. The Stockholders' Meeting will be held to consider the proposals (the "Proposals") described herein to implement a financial restructuring (the "Exchange Restructuring") of the Company whereby holders (the "Noteholders") of 12 1/2% Senior Notes due 2004 ("12.5% Notes") immediately prior to the Exchange Restructuring would exchange their 12.5% Notes for shares of common stock, par value $.05 per share, of the Company ("New Common Stock") and Stockholders immediately prior to the Exchange Restructuring would receive, in the aggregate, 6,015,699 shares of New Common Stock as well as an aggregate of 5,263,736 warrants (the "Warrants") to purchase an aggregate of 5,263,736 additional shares of New Common Stock (subject to adjustment). Specifically, the Proxy Statement/Prospectus seeks Stockholder approval of Proposals (A) to amend the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to effect a one-for-five reverse stock split (the "Reverse Split") of each outstanding share of Old Common Stock into one-fifth of a share of New Common Stock, (the "Charter Amendment"), (B) to approve the issuance (the "New Common Stock Issuance") of New Common Stock pursuant to the Exchange Restructuring, including the shares of New Common Stock issuable to the Noteholders upon consummation of the Exchange Restructuring (the "Exchange Shares") and the shares of New Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") (such issuance pursuant to either the Exchange Restructuring or the Prepackaged Restructuring (as herein after defined)), and (C) to adopt the Merisel, Inc. 1997 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"). If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan. The Company's executive officers and directors, as a group, own 958,894 shares of the outstanding Old Common Stock and have advised the Company that they intend to vote in favor of each of the Charter Amendment, the New Common Stock Issuance, the Stock Award and Incentive Plan and the Prepackaged Plan.

  Assuming all of the conditions to consummation are fulfilled, the Exchange Restructuring will result in the Noteholders receiving an aggregate of 24,062,796 shares of New Common Stock. Based upon the current number of shares of Old Common Stock outstanding, approximately 80% of the outstanding shares of New Common Stock (excluding the New Common Stock issuable upon exercise of the Warrants) would be issued to Noteholders in the Exchange Restructuring, and Stockholders would receive 20% of the outstanding New Common Stock as a result of the Reverse Split as well as Warrants which, upon exercise, would represent approximately 17.5% of the New Common Stock outstanding immediately after giving effect to the Exchange Restructuring and the Reverse Split. The Warrants would be exercisable for seven years from the date of the Exchange Restructuring and would be issued in two separately traded series. Each holder of Old Common Stock would receive, for each share of Old Common Stock held,
 .0875 Series A Warrants and .0875 Series B Warrants in addition to retaining such holders' current stock interest as adjusted for the Reverse Split to equal one-fifth of a share of New Common Stock for each share of Old Common Stock. The Warrants would have an exercise price ("Exercise Price") of $7.15, in the case of the Series A Warrants, and $8.68, in the case of the Series B Warrants, and each Warrant would be exercisable for one share of New Common Stock, in each case subject to adjustment.

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE RESTRUCTURING AND A DISCUSSION OF CERTAIN CONSEQUENCES OF THE EXCHANGE RESTRUCTURING TO HOLDERS OF OLD COMMON STOCK. SEE "RISK FACTORS" IN PART B TO THE EXCHANGE RESTRUCTURING PROSPECTUS, ATTACHED HERETO AS ANNEX IV, FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING.

  NEITHER THE SECURITIES OFFERED HEREBY NOR THE PREPACKAGED PLAN HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        (Cover continued on the following page)

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JULY 31, 1997.

(Cover continued from previous page)
                                        (Cover continued on the following page)
  The Company's obligation to accept 12.5% Notes tendered pursuant to the Exchange Restructuring is conditioned, among other things, on (a) 100% of the 12.5% Notes being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) (the "Minimum Tender Condition") and (b) approval by the Stockholders of the Charter Amendment and (c) consent of 100% of certain debtholders of the Operating Companies to an extension of their indebtedness, or a refinancing of such indebtedness on terms reasonably acceptable to the Noteholders and the Company (the "Extension"). The Company reserves the right to waive any of the conditions to the Exchange Restructuring but does not currently intend to waive any condition. The New Common Stock Issuance will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Restructuring is consummated. If, but only if, the Minimum Tender Condition and the other conditions to the consummation of the Exchange Restructuring are satisfied or waived, the Company intends to consummate the Exchange Restructuring.

  Should less than 100% of the Noteholders tender their 12.5% Notes pursuant to the Exchange Restructuring, but sufficient acceptances of the Prepackaged Plan be received, the Company would be obligated under the terms of the Limited Waiver Agreement (as defined herein) to instead pursue the financial restructuring of the Company by means of the filing of the Prepackaged Plan (the "Prepackaged Restructuring" and, together with the Exchange Restructuring, the "Restructuring"). The Company's ability to seek confirmation of the Prepackaged Plan depends upon certain minimum levels of acceptance thereof, as further set forth in this Proxy Statement/Prospectus. In the event that the requisite percentage and number of Noteholders and Stockholders have executed acceptances of the Prepackaged Plan, but the Minimum Tender Condition has not been satisfied or the Company determines in its sole discretion that it is unlikely to be satisfied at or prior to the Expiration Date, the Company may elect to terminate the Exchange Offer at or prior to its scheduled expiration and proceed directly to the Prepackaged Plan.

  THE OPERATING COMPANIES (INCLUDING MERISEL AMERICAS AND MERISEL CANADA, WHICH ARE SUBSIDIARIES THROUGH WHICH THE HOLDING COMPANY'S DISTRIBUTION BUSINESS IS CONDUCTED) WOULD NOT BE A PARTY TO THE PREPACKAGED PLAN, AND WOULD THEREFORE CONTINUE TO OPERATE IN THE ORDINARY COURSE OF BUSINESS. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE OPERATING COMPANIES' OBLIGATIONS TO SUPPLIERS OR OTHER CREDITORS. IN ADDITION, THE PREPACKAGED PLAN PROVIDES FOR ALL PREPETITION UNSECURED CREDITORS OF THE HOLDING COMPANY, INCLUDING, WITHOUT LIMITATION, TRADE CREDITORS OF THE HOLDING COMPANY, TO BE PAID IN FULL IN ACCORDANCE WITH THEIR TERMS, AND SUCH CREDITORS WILL NOT, THEREFORE, BE IMPAIRED AND WOULD BE DEEMED TO ACCEPT THE PREPACKAGED PLAN.

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization (including debt levels and principal repayment schedules) to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's debt obligations by $125 million to levels which the Company believes can be supported by its projected cash flow, and to replace a significant portion of the Company's indebtedness with New Common Stock. Interest charges will be substantially reduced and stockholders' equity will be substantially increased as a result of the Restructuring.

  In addition, implementation of the Restructuring will enable the Company to avoid certain significant amortization payments totalling $40 million that would be due under the Operating Companies' senior debt obligations if the Company were to pay interest on the 12.5% Notes that was due on June 30, 1997, subject to a 30 day grace period. If the Company has not paid the interest due on the 12.5% Notes by July 30, 1997, an event of default will occur with respect to the 12.5% Notes entitling the holders to accelerate the maturity thereof. While the Limited Waiver Agreement is in effect, such interest payments have been waived by in excess of 75% of the holders of 12.5% Notes and the holders of the Operating Companies' indebtedness have waived any cross-default arising from the non-payment of such interest. Failure to consummate the Restructuring could result in

(Cover continued from previous page)
                                        (Cover continued on the following page)
such amortization payments becoming due as well as interest payments on the 12.5% Notes being reinstated. The Company has been informed by holders of in excess of 25% of the 12.5% Notes that if the Stockholders fail to approve the Charter Amendment, and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such holders intend to accelerate all of the indebtedness outstanding under the 12.5% Notes. ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY SUCH OBLIGATIONS WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS OR OBTAINING ADDITIONAL WAIVERS OR AMENDMENTS TO SUCH AGREEMENTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING WAIVERS OR AMENDMENTS.

  A copy of the proposed text of the Charter Amendment is attached hereto as Annex I and is incorporated herein by reference. A copy of the Exchange Restructuring Prospectus pursuant to which, if the Exchange Restructuring is consummated, New Common Stock will be issued to holders of 12.5% Notes is attached hereto as Part A to Annex IV. A copy of the Warrant Agreement pursuant to which the Warrants would be issued upon consummation of the Restructuring is attached hereto as Annex II. A copy of the Stock Award and Incentive Plan is attached hereto as Annex III. A copy of the Disclosure Statement with respect to the Prepackaged Plan is attached hereto as Part B to Annex IV. A copy of the Prepackaged Plan is attached as Appendix I to Annex IV.

  This Proxy Statement/Prospectus also constitutes the Company's Prospectus, filed with the Securities and Exchange Commission (the "Commission") as part of a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the New Common Stock and Warrants (and the New Common Stock issuable upon exercise of the Warrants) to be issued to holders of Old Common Stock in the Exchange Restructuring and also will serve as the Company's Annual Report to Stockholders for the fiscal year ended December 31, 1996.

  The Old Common Stock is listed for trading on the Nasdaq National Market. Application will be made to list (i) the New Common Stock to be issued to Noteholders and holders of Old Common Stock and (ii) Warrants to be issued in two series as separately traded securities to the holders of Old Common Stock pursuant to the Restructuring (as defined herein) for trading on the Nasdaq National Market. On July 24, 1997, the closing sale price for the Old Common Stock on the Nasdaq National Market was $2 9/16 per share.

  THE SOLICITATION PERIOD FOR ACCEPTANCES OF THE PREPACKAGED PLAN WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 29, 1997, UNLESS EXTENDED (THE "EXPIRATION DATE"). VOTES ON THE PREPACKAGED PLAN MAY BE REVOKED, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME PRIOR TO THE EXPIRATION DATE. IF A BANKRUPTCY CASE HAS BEEN COMMENCED, REVOCATIONS OF SUCH VOTES THEREAFTER MAY BE EFFECTED ONLY WITH THE APPROVAL OF THE APPROPRIATE BANKRUPTCY COURT.

  The record date for purposes of determining which holders of Old Common Stock are eligible to vote on the Prepackaged Plan and at the Stockholders' Meeting is July 22, 1997 (the "Record Date"). Stockholders are not required to vote at the Stockholders' Meeting in order to vote on the Prepackaged Plan. It is important that all Stockholders vote to accept or to reject the Prepackaged Plan because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only holders who vote will be counted. Failure by a holder to send a duly completed and signed Ballot will be deemed to constitute an abstention by such holder with respect to a vote on the Prepackaged Plan. Abstentions as a result of not submitting a duly completed and signed Ballot will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV and "VOTING PROCEDURES AND REQUIREMENTS" in Part B thereto.

(Cover continued from previous page)

  STOCKHOLDERS WHO COMPLETE A PROXY ("PROXY") WITH RESPECT TO THE
STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT ("BALLOT") IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

  BECAUSE NO PREPACKAGED BANKRUPTCY CASE HAS BEEN FILED, THIS PROXY STATEMENT/PROSPECTUS AND THE DISCLOSURE STATEMENT ATTACHED HERETO HAVE NOT BEEN APPROVED BY ANY BANKRUPTCY COURT WITH RESPECT TO THE ADEQUACY OF THE INFORMATION CONTAINED HEREIN OR THEREIN. IF SUCH A CASE IS SUBSEQUENTLY COMMENCED, THE COMPANY INTENDS TO SEEK AN ORDER OF SUCH COURT THAT THE SOLICITATION OF VOTES ON THE PREPACKAGED PLAN BY MEANS OF THIS PROXY STATEMENT/PROSPECTUS AND THE DISCLOSURE STATEMENT WAS IN COMPLIANCE WITH
SECTION 1126(b) OF THE BANKRUPTCY CODE WHICH PERMITS VOTES RECEIVED BEFORE THE FILING OF A CHAPTER 11 PETITION TO BE COUNTED FOR PURPOSES OF CONFIRMATION OF A PLAN IF CERTAIN DISCLOSURE REQUIREMENTS HAVE BEEN MET.

  This Proxy Statement/Prospectus, the Proxy and the applicable Ballot and Master Ballot are first being mailed to Stockholders on or about August 1, 1997.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act, with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof and the exhibits thereto. Statements contained in this Proxy Statement/Prospectus as to the terms of any contract or other documents are not necessarily complete and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports and other information filed with the Commission, as well as the Registration Statement and the exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648, at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web Site that contains reports, proxy and information statements, and other information regarding the Company and other registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov. In addition, the Old Common Stock is listed and traded on the Nasdaq National Market, and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The following documents filed by the Company with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

    1. Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1996;

    2. Amendment No. 1 to the Annual Report of the Company on Form 10-K/A for the year ended December 31, 1996;

    3. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1997;

    4. Amendment No. 1 to the Quarterly Report of the Company on Form 10-Q/A for the fiscal quarter ended March 31, 1997;

    5. Current Reports of the Company on Form 8-K dated April 15, July 15 and July 16, 1997;

    6. The description of the Old Common Stock contained in its Registration Statement on Form 8-A filed on August 30, 1988 and declared effective on October 19, 1988; and

    7. The description of the 12.5% Notes contained in its Registration Statement on Form S-3, as amended, filed on August 24, 1994 and declared effective on October 17, 1994.

  All documents and reports filed by the Company with the Commission after the date of this Proxy Statement/Prospectus and prior to the termination of the Exchange Restructuring shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY REQUESTED), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO MERISEL, INC., ATTENTION: KAREN A. TALLMAN, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 200 CONTINENTAL BOULEVARD, EL SEGUNDO, CALIFORNIA 90245; TELEPHONE NUMBER (310) 615-6811. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE STOCKHOLDERS' MEETING, ANY REQUEST SHOULD BE RECEIVED BY AUGUST 22, 1997. COPIES OF SUCH DOCUMENTS WILL ALSO BE AVAILABLE UPON REQUEST THEREAFTER UNTIL THE EFFECTIVE TIME (AS HEREINAFTER DEFINED).

  No person has been authorized to give any information or to make any representation in connection with the Proposals, the Restructuring, the Prepackaged Plan or the solicitation of votes for the Proposal or the Prepackaged Plan, other than those contained in this Proxy Statement/Prospectus and the exhibits attached hereto or incorporated by reference or referred to herein. If given or made, such other information or representation may not be relied upon as having been authorized by the Company. This Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof. Any estimates of Claims (as defined herein) and Interests (as defined herein) set forth in this Proxy Statement/Prospectus may vary from the final amounts of Claims or Interests allowed by the Bankruptcy Court.

                          FORWARD LOOKING INFORMATION

  Certain of the financial information contained herein constitutes forward looking information, and actual results could differ materially from current expectations. Factors that could impact actual results include unanticipated adjustments related to the Company's trade accounts payable, customer disputes, disruption to the Company's computer systems, adjustments related to previously disposed assets, or potential restructuring and any reduction in customer demand or deterioration of margins.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   v
FORWARD LOOKING INFORMATION................................................  vi
INDEX OF CERTAIN DEFINED TERMS.............................................  ix
SUMMARY....................................................................   1
  The Company..............................................................   1
  Recent Developments......................................................   1
  The Exchange Restructuring and Prepackaged Restructuring.................   4
  Summary Distribution Table...............................................   5
  Comparison of Exchange Restructuring and Prepackaged Restructuring.......   8
  Purposes of the Exchange Restructuring...................................   8
  Risk Factors.............................................................   9
  Stockholders' Meeting....................................................  10
  Voting Procedures for the Prepackaged Plan...............................  12
  Description of Warrants..................................................  12
  Summary Historical Consolidated Financial Information....................  14
  Summary Unaudited Pro Forma Condensed Consolidated Financial Data........  16
  Cash Debt Service Obligations............................................  18
RISK FACTORS...............................................................  19
  Risk of Nonconsummation of the Restructuring.............................  19
  High Leverage After Exchange Restructuring...............................  19
  Market Factors And Seasonality May Adversely Affect Cash Flow............  19
  Restrictions Under Operating Companies' Loan Agreements..................  20
  Limitation on Use of Net Operating Losses................................  20
  Market Value of the Company May Fluctuate................................  21
  Capital Expenditures.....................................................  21
  Dividend Restrictions....................................................  21
  Dilution.................................................................  21
  Need for Sustained Trade Support.........................................  22
  New or Intensified Competition...........................................  22
  Lack of Trading Market; Volatility.......................................  22
  Concentrated Ownership of New Common Stock...............................  22
  Potential De-listing of the Common Stock.................................  22
  History of Net Operating Losses..........................................  22
MARKET AND TRADING INFORMATION.............................................  23
STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES...........................  23
  Date, Time and Place of Stockholders' Meeting............................  23
  Solicitation of Proxies; Record Date.....................................  24
  Purpose of Stockholders' Meeting.........................................  25
  The Charter Amendment....................................................  25
  The New Common Stock Issuance............................................  25
  The Stock Award and Incentive Plan.......................................  26
  Voting of Proxies........................................................  26
  Voting Rights; Quorum....................................................  27
  No Dissenters' Rights....................................................  27
  Revocation of Proxies....................................................  27
  Prepackaged Plan.........................................................  27
BACKGROUND OF RESTRUCTURING................................................  28
  The Limited Waiver Agreement.............................................  29
  The Extension Under the Operating Companies' Loan Agreements.............  30

                                                                            PAGE
                                                                            ----
PURPOSE OF THE RESTRUCTURING..............................................   31
  Restructuring Financial Considerations..................................   32
DISCUSSION OF THE PROPOSALS...............................................   33
  Charter Amendment.......................................................   33
  New Common Stock Issuance...............................................   34
  Certain Consequences of the Restructuring...............................   34
  Stock Award and Incentive Plan..........................................   35
DESCRIPTION OF THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED PLAN........   41
DESCRIPTION OF NEW COMMON STOCK...........................................   41
  Distributions...........................................................   41
  Voting..................................................................   41
  Election of Directors...................................................   41
DESCRIPTION OF WARRANTS...................................................   42
  General.................................................................   42
  Adjustments.............................................................   43
  Reorganizations.........................................................   44
  Amendment...............................................................   44
  Governing Law...........................................................   44
BUSINESS AND PROPERTIES OF THE COMPANY....................................   45
LEGAL PROCEEDINGS.........................................................   45
SELECTED HISTORICAL FINANCIAL DATA........................................   45
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION.......................   45
PROJECTED CONSOLIDATED FINANCIAL INFORMATION..............................   45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   45
MANAGEMENT................................................................   46
  Directors...............................................................   46
  Post Restructuring Board Configuration..................................   47
  Executive Officers......................................................   47
  Section 16 Matters......................................................   48
MANAGEMENT COMPENSATION...................................................   49
  Employment and Change-in-Control Arrangements...........................   49
OWNERSHIP OF COMMON STOCK.................................................   50
CERTAIN AFFILIATE TRANSACTIONS............................................   51
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................   51
  Federal Income Tax Consequences to Stockholders.........................   51
  Federal Income Tax Consequences to the Company..........................   52
ADVISORS AND REPRESENTATIVES..............................................   52
LEGAL MATTERS.............................................................   52
EXPERTS...................................................................   53
OTHER MATTERS.............................................................   53
ANNEXES
  Proposed Text of the Charter Amendment..................................    I
  Form of Warrant Agreement for Series A and Series B Warrants............   II
  Stock Award and Incentive Plan..........................................  III
  The Exchange Restructuring Prospectus...................................   IV
  Form of Proxy Card......................................................    V

                        INDEX OF CERTAIN DEFINED TERMS

  CERTAIN DEFINED TERMS NOT LISTED BELOW MAY BE FOUND ON THE INDEX OF DEFINED
   TERMS TO THE DISCLOSURE STATEMENT, ATTACHED HERETO AS PART B TO ANNEX IV.

  As used in this Proxy Statement/Prospectus, the following are the meanings for the terms set forth below:

"Ad Hoc Noteholders            means the committee of holders of the 12.5%
 Committee"                    Notes with which the terms of the Exchange
                               Offer and the Prepackaged Plan were negotiated.

"Ballots"                      means ballots to vote on the Prepackaged Plan
                               included herewith.

"Bankruptcy Code"              means the United States Bankruptcy Code 11
                               U.S.C. (S) (S) 101-1330, as amended.

"Board"                        means the Board of Directors of the Company.

"1996 Business Plan"           means the business plan for the remainder of
                               fiscal 1996 the Company developed and
                               implemented in connection with negotiations with the lenders under its various financing agreements.

"1997 Business Strategy"       means the Company's business strategy for 1997
                               that builds upon the actions taken under its 1996 Business Plan.

"Certificate of                means the Restated Certificate of Incorporation
 Incorporation"                of the Company, as amended.

"Charter Amendment"            means the proposed Certificate of Amendment to
                               the Certificate of Incorporation, as more fully described herein.

"Claims" has the meaning given in the Disclosure Statement, included as Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

"Commission"                   means the Securities and Exchange Commission.

"Company"                      means, unless the context otherwise requires,
                               Merisel, Inc., a Delaware corporation, and its operating subsidiaries.

"Depositary"                   means U.S. Stock Transfer Corporation with
                               respect to the Old Common Stock and The Bank of New York with respect to the 12.5% Notes.

"Disclosure Statement"         means Part B of the Exchange Restructuring
                               Prospectus, entitled "THE PREPACKAGED
                               RESTRUCTURING DISCLOSURE STATEMENT," including the appendices attached thereto.

"DLJ" means Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to the Company in connection with the Restructuring.

"EML"
                               means the European, Mexican and Latin American businesses formerly of the Company that the Company sold to CHS Electronics, Inc.

"Exchange Act"                 means the Securities Exchange Act of 1934, as
                               amended.

"Exchange Offer"               means the Company's offer to exchange shares of
                               New Common Stock for the 12.5% Notes pursuant to the terms of the Exchange Restructuring.

"Exchange Restructuring"       means the proposed financial restructuring of
                               the Company pursuant to the consummation of the Exchange Offer, as more fully set forth herein.

"Exchange Restructuring        means the Prospectus to be delivered to the
 Prospectus"                   Noteholders in connection with the Exchange
                               Offer and the Prepackaged Plan, attached hereto as Annex IV.

"Exchange Shares"              means the shares of New Common Stock issued to
                               Stockholders and Noteholders in exchange for their Old Common Stock.

"Exercise Price"               means (i) $7.15 per share, in the case of the
                               Series A Warrants, and (ii) $8.68 per share, in the case of the Series B Warrants, in each case subject to adjustment.

"Expiration Date"              means, with respect to the Exchange Offer and
                               the solicitation of acceptances of the
                               Prepackaged Plan, 5:00 p.m., New York City time, on August 29, 1997, unless the Company, in its sole discretion, extends the Exchange
                               Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

"Extension"                    means the agreement in principle executed by
                               100% of the lenders under the Operating
                               Companies' Senior Debt to an extension of the maturity of such indebtedness to January 31, 1999 or a refinancing of such indebtedness prior to October 31, 1997

"F&D Division"                 means the United States Franchise and
                               Distribution Division of Vanstar Corporation.

"FAB"                          means the ComputerLand Franchise and Datago
                               Aggregation Business.

"GAAP"                         means generally accepted accounting principles.

"Holding Company"              means Merisel, Inc., a Delaware corporation.

"Indenture"                    means the Indenture dated October 15, 1994, as
                               amended, between the Company and The Bank of New York, as successor Trustee, relating to the 12.5% Notes.

"Information Agent"            means MacKenzie Partners, Inc., Information
                               Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan.

"Interests"                    has the meaning given in the Disclosure
                               Statement, included as Part B to the Exchange
                               Restructuring Prospectus, attached hereto as
                               Annex IV.

"Limited Waiver Agreement"     means, the agreement, effective April 14, 1997,
                               by and between the Company and holders of more than 75% of the outstanding principal amount of its 12.5% Notes as described in "BACKGROUND OF
                               RESTRUCTURING".

"Master Ballots"               means ballots to be voted on behalf of
                               beneficial owners of Old Common Stock with respect to the Prepackaged Plan by such beneficial owners' broker or other record holder of such shares.

"Merisel Americas"             means Merisel Americas, Inc., a subsidiary of
                               the Holding Company.

"Merisel Canada"               means Merisel Canada, Inc., a subsidiary of
                               Merisel Americas.

"Minimum Tender Condition"     means the condition to the Exchange Offer
                               requiring 100% of the aggregate principal amount of the 12.5% Notes to be validly tendered and not withdrawn prior to the Expiration Date.

"NASD"                         means the National Association of Securities
                               Dealers, Inc.

"New Common Stock"             means shares of common stock, par value $.05
                               per share of the Company.

"New Common Stock Issuance"    means the issuance of New Common Stock pursuant
                               to the Exchange Offer, including New Common
                               Stock to be issued upon exercise of the
                               Warrants.

"Noteholders"                  means the holders of 12.5% Notes.

"Old Common Stock"             means the issued and outstanding common stock,
                               par value $.01 per share, of the Company authorized prior to the Restructuring.

"Operating Companies"          means Merisel Americas and its consolidated
                               subsidiaries (including without limitation
                               Merisel Canada, Inc.)

"Operating Companies' Loan     means the Subordinated Note Purchase Agreement,
 Agreements"                   the Senior Note Purchase Agreement, and the
                               Revolving Credit Agreement.

"Operating Companies' Senior   means the indebtedness of the Operating
 Debt"                         Companies under the Revolving Credit Agreement
                               and the Senior Note Purchase Agreement.

"Prepackaged Plan"             means the prepackaged plan of reorganization of
                               the Company under Chapter 11 of the Bankruptcy
                               Code contemplated by the Prepackaged
                               Restructuring and attached hereto as Appendix I to Annex IV.

"Prepackaged Restructuring"    means the proposed financial restructuring of
                               the Company pursuant to the Prepackaged Plan, as more fully described herein.

"Proposals"                    means the proposals of the Board that are
                               described herein (A) to amend the Company's
                               Certificate of Incorporation, (B) to approve the New Common Stock Issuance and (C) to approve the Stock Award and Incentive Plan.

"Proxy" means the proxy card mailed to Stockholders together with the Proxy Statement/Prospectus.

"Proxy Statement/Prospectus"   means the Proxy Statement/Prospectus of the
                               Company mailed to Stockholders in connection with the Stockholders' Meeting.

"Record Date"                  July 22, 1997.

"Registration Statement"       means the Registration Statement on Form S-4
                               the Company filed with the Commission under the Securities Act, with respect to the securities offered hereby.

"Reverse Split"                means the one-for-five reverse stock split of
                               the Company's common stock pursuant to the Charter Amendments.

"Revolving Credit Agreement"   means the $80,700,000 Amended and Restated
                               Revolving Credit Agreement, dated as of
                               December 23, 1993, as amended, among Merisel
                               Americas and Merisel Europe, as borrowers, the Company, as guarantor, and the lender parties thereto.

"Restructuring"                means the financial restructuring of the
                               Company pursuant to either the Exchange
                               Restructuring or the Prepackaged Restructuring, as the case may be.

"Securities Act"               means the Securities Act of 1933, as amended.

"Senior Note Purchase          means the Amended and Restated Senior Note
 Agreement"                    Purchase Agreement, dated as of December 23,
                               1993, as amended, by and among each of the purchasers named therein, Merisel Americas, as issuer, and the Company relating to the 11.5%
                               Notes.

"Series A Warrants"            means the warrants issued under the Series A
                               Warrant Agreement, as more fully described herein.

"Series B Warrants"            means the warrants issued under the Series B
                               Warrant Agreement, as more fully described herein.

"Service Agreement"            means, in connection with the ComputerLand
                               acquisition, the Distribution and Services
                               Agreement by and between Merisel FAB and Vanstar.

"Stock Award and Incentive     means the Merisel, Inc. 1997 Stock Award and
 Plan"                         Incentive Plan.

"Stockholders"                 means the holders of Old Common Stock.

"Stockholders' Meeting"        means the Special Meeting of Stockholders of
                               the Company to be held on August 29, 1997, at 10:00 a.m., Los Angeles time.

"Stonington"                   means Stonington Partners, Inc., a Delaware
                               corporation.

"Stonington Proposal"          means the letter dated July 14, 1997, from
                               Stonington to the Company, and filed as an exhibit to the Company's Current Report on Form
                               8-K, filed July 15, 1997.

"Subordinated Note Purchase
 Agreement"                    means the Amended and Restated Subordinated
                               Note Purchase Agreement, dated as of December
                               23, 1993, as amended, by and among each of the purchasers named therein and Merisel Americas relating to the Subordinated Notes.

"Subordinated Notes"           means the subordinated notes issued by Merisel
                               Americas pursuant to the Subordinated Note
                               Purchase Agreement.

"Warrant Agreements"           means the Warrant Agreements under which the
                               Warrants will be issued.

"Warrant Shares"               means shares of New Common Stock issued to
                               holders of Warrants upon exercise of their Warrants.

"Warrants"                     means the Series A Warrants and the Series B
                               Warrants exercisable for shares of New Common
                               Stock and issued in accordance with the Warrant
                               Agreements.

"11.5% Notes"                  means the 11 1/2% Senior Notes issued by
                               Merisel Americas.

"12.5% Notes"                  means the 12 1/2% Senior Notes due 2004 issued
                               by the Holding Company.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein. Stockholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. References herein to the "Company" shall, unless the context otherwise requires, refer to Merisel, Inc. and its operating subsidiaries. References to the "Holding Company" shall refer only to Merisel, Inc. and not to its subsidiaries. References to the "Operating Companies" shall mean the operating subsidiaries of the Company.

                                  THE COMPANY

  The Company is a leading distributor of computer hardware, networking equipment and software products. Through its main operating subsidiary, Merisel Americas, Inc. ("Merisel Americas"), and its other subsidiaries (collectively the "Operating Companies"), the Company markets products and services throughout North America and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers (VARs), commercial resellers/dealers and retailers.
The Company also has established the Merisel Open Computing Alliance (MOCA(TM)), a division which primarily supports Sun Microsystems' UNIX-based product sales and installations.

  The Company was originally incorporated in California in October 1980, was reincorporated in Delaware in August 1988, and changed its name from Softsel Computer Products, Inc. to Merisel, Inc. in August 1990.

  The Company's principal executive offices are located at 200 Continental Boulevard, El Segundo, California 90245. Its telephone number is (310) 615-3080.

  For additional information concerning the Company and its business, financial position and operations, see "SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS AND PROPERTIES OF THE COMPANY," each in Part A to the Exchange Restructuring Prospectus, attached to this Proxy Statement/Prospectus as Annex IV.

                              RECENT DEVELOPMENTS

                     BACKGROUND OF THE STONINGTON PROPOSAL

  In late May of 1997, the Company decided to explore with potential new lenders and investors the possibility of an equity infusion or debt financing following, or in conjunction with, the consummation of the Restructuring. The Company intended to use any investment to reduce the outstanding debt obligations of the Operating Companies and to implement its business strategy following the Restructuring. On June 12, 1997, the Company met for the first time with Stonington Partners, Inc., a New York-based investment firm ("Stonington"), for the purpose of making an informational presentation.

  Stonington suggested to the Company that an equity investment which would allow the Company to repay the debt outstanding under the Operating Companies' Loan Agreements and leave the existing 12.5% Notes outstanding might be an alternative to the Restructuring, if it could be accomplished consistent with the terms of the Limited Waiver Agreement. In order to determine the financial feasibility of such an alternative, the Company and Stonington entered into a confidentiality agreement, and Stonington commenced a due diligence investigation of the Company to determine its willingness to make such an investment. During the course of its due diligence investigation, representatives of the Company and Stonington discussed the need to obtain the approval of the Noteholders to any transaction which would be an alternative to the Restructuring and that Stonington should also consider whether it would be interested in an equity investment which would be a supplement to, rather than be in lieu of, the Restructuring.

  In early July, Stonington met with the Company to discuss the terms on which it might be willing to make an equity investment in the Company. In addition, on July 3, 1997, the Company informed Stonington that no proposal would be considered unless Stonington were able to provide a commitment for working capital financing for the Operating Companies which would enhance the capital structure of the Company.

  On July 11, 1997, Stonington presented the Company with a form of proposal to invest $152 million in cash in exchange for 70% of the Company's common stock, which was subject to the approval of the Noteholders and Stockholders and which included an offer to make a six-month bridge loan for $50 million to the Operating Companies to fund their working capital requirements. The Board of Directors of the Company met on July 12, 1997 to discuss the general terms of the form of proposal. The Board of Directors reviewed the terms and conditions of the form of proposal, including the amount of equity to be invested, the bridge financing to be provided, the percentage dilution to existing stockholders, and the amount of the termination fees and the expenses, if any, that would be payable should the Company enter into a restructuring transaction with the Noteholders or a third-party on terms more favorable to the Company than the Restructuring. The Board of Directors expressed concern with respect to certain of the terms and conditions of the proposal and subsequently the Company and its representatives negotiated with Stonington with respect to such terms and conditions. On July 13, 1997, two Noteholders who were subject to a confidentiality agreement were contacted and informed that the Company expected to receive a proposal for an equity infusion, and the general terms thereof.

  On the evening of July 14, 1997, the Company received a formal proposal from Stonington in the form filed in the Current Report on Form 8-K, filed with the SEC on July 15, 1997 (the "Stonington Proposal"). That same evening, the Board of Directors of the Company met and discussed the merits of the Stonington Proposal and received the preliminary view of the Company's financial and legal advisors with respect to such proposal. The Board also reviewed and considered a letter received from counsel to the Ad Hoc Noteholders Committee objecting to the consideration by the Board of the Stonington Proposal, although the Committee had not yet received the written proposal with the specific terms and conditions thereof. After the Board's consideration of the foregoing and other factors, the Board of Directors of the Company voted in favor of agreeing to give Stonington the exclusivity arrangements and to pay the termination fees and expenses required in the Stonington Proposal in order to allow it to remain open. By granting such exclusivity and agreeing to pay such termination fees, under the terms of the Stonington Proposal, it would remain open until September 4, 1997, unless terminated earlier by the Company or by Stonington as permitted by the occurrence of certain events (as described in "Summary of the Stonington Proposal," below).

  In reaching its decision to grant the requested exclusivity which would enable the Stonington Proposal to remain open, the Board of Directors considered, among other things, that the Stonington Proposal had the potential to provide greater benefits to the Company than the Restructuring, principally because of the substantial cash infusion of new equity capital to be used to retire substantially all of the Operating Company Indebtedness, the addition of new working capital and the increase in the amount of equity to be retained initially by current Stockholders. The Board of Directors also considered that the Stonington Proposal had the potential of avoiding a subsequent refinancing of the Operating Company Indebtedness after the Restructuring which could cause further dilution to the then existing equity interests, including those of the Noteholders, if the Restructuring is implemented. In addition, the Board of Directors considered that the reinstatement of the 12.5% Notes and payment of interest in cash to the Noteholders, as contemplated by the Stonington Proposal, could, based on prevailing interest rates, be a more attractive alternative to some Noteholders than exchanging their debt for equity. The Board was also aware that the Stonington Proposal by its terms could be implemented without the need for a prepackaged bankruptcy filing. However, the Board decided that if the Consenting Noteholders determined not to consent to a modification of their agreement with the Company, the Company would continue to proceed to submit the Restructuring to a vote of Stockholders. The Board of Directors also considered that the Company could elect to terminate its interest in the transaction contemplated by the Stonington Proposal without cost to the Company if it notified Stonington by the date described below.

  On the evening of July 15, 1997, the Ad Hoc Noteholders Committee informed the Company in a letter that they would not agree with the Company to terminate or modify their agreement with the Company regarding the Restructuring in order to allow the Stonington Proposal to be accepted. Accordingly, on the morning of July 16, 1997, the Company issued a press release reiterating its intention to submit the existing Restructuring plan to a Stockholder vote in accordance with its agreement with the Noteholders.

  On July 20, 1997, Stonington advised the Company in a letter that it is continuing to review alternative financing which could be provided to the Company in the event the Limited Waiver Agreement is terminated in accordance with its terms without the Restructuring having been implemented and that it was extending the date by which the Company could notify it of a termination of its interest in the Stonington Proposal without cost to the Company from July 28, 1997 to August 11, 1997. There can be no assurance that any such alternative financing on terms acceptable to the Company can be arranged, and, in view of the fact that the Stonington Proposal by its current terms cannot be accepted, the Board of Directors continues to recommend the Restructuring as the best alternative presently available to the Company.

  On July 24, 1997, Stonington advised the Company that it had received a summons and complaint from counsel to the Ad Hoc Noteholders Committee alleging tortious interference by Stonington with the Limited Waiver Agreement and seeking damages. Stonington has indicated that it intends to defend the suit vigorously.

                       SUMMARY OF THE STONINGTON PROPOSAL

  The Stonington Proposal calls for Stonington to invest $152 million in exchange for 70% of the Company's Common Stock, with current Stockholders retaining their shares which would represent 30% of the then outstanding common stock after the equity investment. Under the Stonington Proposal, the $125 million principal amount of the 12.5% Notes would remain outstanding in lieu of the exchange of such indebtedness for equity as currently proposed in the Restructuring. In addition, under the Stonington Proposal, the proceeds of the equity investment would be used to eliminate substantially all of the Operating Company Indebtedness and Stonington would provide the Company with a $50 million six-month bridge loan to fund working capital requirements pending the Company obtaining a longer term working capital facility, which Stonington committed to assist the Company in obtaining. Upon consummation of the transaction contemplated by the Stonington Proposal, Stonington would be entitled to receive a transaction fee of $3 million from the Company.

  The Stonington Proposal is subject to certain conditions, including the execution of a definitive agreement, stockholder approval and agreement of the Consenting Noteholders to a termination or modification of the Company's existing agreement with the Noteholders. Stonington has agreed to keep the Stonington Proposal available until September 4, 1997. Stonington may terminate its offer in the event that a change occurs in the business of the Company which has, or would reasonably be expected to have, a material adverse effect, and in the event that any pending or threatened litigation seeks injunctive or monetary relief in connection with the transactions contemplated by the Stonington Proposal.

  Pursuant to the Stonington Proposal the Company has agreed to pay Stonington termination fees and expenses of up to $3 million (plus commitment fees incurred at the Company's request) in the event that the Company terminates the Stonington Proposal and executes or consummates a restructuring transaction on terms more favorable than the Restructuring within six months of such termination. The Company has also agreed that, should the Restructuring in its current form be implemented, it will pay up to $500,000 (plus commitment fees incurred at the Company's request) of Stonington's expenses, provided that the Company may terminate the Stonington Proposal without incurring such costs prior to August 11, 1997.

                        CORRESPONDENCE WITH NOTEHOLDERS

  On July 22, 1997, holders of in excess of 25% in aggregate principal amount of the 12.5% Notes informed the Company of their intent to accelerate all outstanding indebtedness under the 12.5% Notes in the event that the Stockholders fail to approve the Charter Amendment and the Company does not immediately thereafter seek to implement the Restructuring through the Prepackaged Plan.

            THE EXCHANGE RESTRUCTURING AND PREPACKAGED RESTRUCTURING

Consideration Offered:

  To holders of    Old
Common Stock................  For each share of Old Common Stock, holders will retain their common stock interest and will be entitled to receive upon exchange for each share of their Old Common Stock a certificate for one-fifth of one share of New Common Stock reflecting the one-for-five reverse stock split (the "Reverse Split") together with certificates for .0875 of each of Series A and Series B Warrants to purchase shares of New Common Stock. Each Warrant shall be exercisable for one share of New Common Stock. As a result, Stockholders in the aggregate, as of the date of consummation of the Restructuring (the "Exchange Date"), will retain 20% of the then outstanding common equity and will receive Warrants to purchase New Common Stock constituting approximately 17.5% of the New Common Stock of the Company outstanding immediately after giving effect to the Exchange Restructuring, in each case based on the number of shares of outstanding Old Common Stock as of the Record Date. The Warrants would be exercisable for seven years from the date of the exchange and would be issued in two separately trading series, Series A and Series B, of equal size with exercise prices of $7.15 and $8.68 per share, respectively, in each case subject to adjustment. In lieu of issuing any fractional shares of New Common Stock or fractional Warrants in the Restructuring, fractional interests in New Common Stock and Warrants will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock and fractional Warrants such holders would otherwise be entitled to receive. Should the Prepackaged Restructuring be consummated, the holders of Old Common Stock will receive consideration substantially similar to that such holders would receive in the Exchange Restructuring.

  To holders of 12.5%
Notes.......................  For each $1,000 principal amount of 12.5% Notes
                               (plus accrued but unpaid interest), Noteholders would receive 192.5 shares of New Common Stock. In lieu of issuing any fractional shares of New Common Stock in the Restructuring, fractional interests in New Common Stock will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock such holders would otherwise be entitled to receive. As a result of the Exchange Restructuring, Noteholders in the aggregate, as of the Exchange Date, will receive shares of New Common Stock equivalent to approximately 80% of the New Common Stock outstanding immediately after giving effect to the Exchange Restructuring, based on the number of shares of outstanding Old Common Stock as of the Record Date.

                               Noteholders will not be entitled to receive
                               Warrants. Should the Prepackaged Restructuring be consummated, the Noteholders will receive consideration substantially similar to that which such holders would receive in the Exchange Restructuring.

                           SUMMARY DISTRIBUTION TABLE

                                      EXISTING   NEW COMMON SERIES A  SERIES B
                                      SECURITY     STOCK    WARRANTS  WARRANTS
                                    ------------ ---------- --------- ---------
To holders of Old Common Stock:
 Per 1,000 Shares..................        1,000        200      87.5      87.5
 In Aggregate......................   30,078,495  6,015,699 2,631,868 2,631,868
To holders of 12.5% Notes:
 Per Note.......................... $      1,000      192.5        --        --
 In Aggregate...................... $125,000,000 24,062,796        --        --

  For more information on consideration offered pursuant to the Restructuring, see the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Expiration Date.............  With respect to the Exchange Restructuring and the solicitation of acceptances of the
                               Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on August 29, 1997, unless the Company, in its sole discretion, extends the Exchange Restructuring or solicitation period, in which case the term "Expiration Date" for the Exchange Restructuring or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Old Common Stock............  As of the Record Date, there were 50,000,000 shares of Old Common Stock authorized for issuance, of which 30,078,495 shares were issued and outstanding (or 6,015,699 shares of New Common Stock after the giving effect to the Reverse Split). As part of the Exchange Restructuring, holders of Old Common Stock will be asked to consider and approve the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. See "STOCKHOLDERS' MEETING" and "DESCRIPTION OF THE PROPOSALS." If the Prepackaged Restructuring is consummated, the Company expects that similar actions will be implemented pursuant to the Prepackaged Plan.

Conditions to Exchange
 Restructuring..............  The Company's obligation to accept 12.5% Notes tendered pursuant to the Exchange Restructuring is conditioned, among other things, on (a) the Minimum Tender Condition, and (b) approval by the

                               Company's stockholders of the Charter Amendment. The Company has reserved the right to waive or seek the waiver of any one or more of these conditions but does not currently intend to waive or seek the waiver of any condition except that the Company may seek the waiver of the Minimum Tender Condition in the event that the Company receives tenders of approximately 95% or more, but less than 100%, of the 12.5% Notes. No decision has been made to seek such a waiver, and there can be no assurance that such waiver, if sought, would be obtained. In the event that the requisite percentage and number of Noteholders and Stockholders have executed acceptances of the Prepackaged Plan, but the Minimum Tender Condition has not been satisfied, or the Company determines, in its sole discretion, that the Minimum Tender Condition is not likely to be satisfied at or prior to the Expiration Date, the Company may elect to terminate the Exchange Offer at or prior to its scheduled expiration and proceed directly to the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

Conditions to Prepackaged
 Restructuring..............  The Bankruptcy Code requires that the Bankruptcy
                               Court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. Approval of two-thirds of the voting principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan, and two-thirds of the shares of Old Common Stock voting on the Prepackaged Plan is required for the consummation of the Prepackaged Restructuring. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.


Certain Federal Income Tax
 Considerations.............  In general, the receipt of New Common Stock and
                               Warrants by Stockholders pursuant to the Restructuring will not be a taxable event. The Company will realize cancellation of indebtedness income for Federal income tax purposes as a result of the Restructuring. In the event of an Exchange Restructuring, the Company anticipates that such income would likely be offset by the Company's net operating losses and net operating loss carryovers ("NOLs"). In the event of a Prepackaged Restructuring, such income would not be recognized for Federal income tax purposes. As a result of the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes and will be limited in its ability to use its NOLs and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

Market and Trading Information:

  Old Common Stock..........  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "MSEL." See "MARKET AND TRADING INFORMATION" and "RISK FACTORS--Potential De-Listing of the Common Stock."

  Warrants..................  Application will be made to list the Warrants for trading on the Nasdaq National Market. There can be no assurance that such application will be approved or that an active market for the Warrants will develop or as to the prices at which they might be traded. See "RISK FACTORS."

Post-Restructuring Board....  Pursuant to the terms of the Limited Waiver
                               Agreement, upon consummation of the
                               Restructuring, the Board of Directors of the Company is to be reconstituted so as to be comprised of members acceptable to the Company and the Ad Hoc Noteholders Committee. No financial advisors nor legal advisors will be named to the Board. The Company and the Ad Hoc Noteholders Committee have been in discussions regarding the composition of the Board, but no agreement has been reached. The Company has proposed that Dwight A. Steffensen, Dr. Arnold Miller and James E. Illson be named to the Board, however, until any such agreement is reached, the Company intends that the existing Board will continue as the Board of Directors of the Company.

Depositary/Voting Agent/
 Warrant Agent..............  U.S. Stock Transfer Corporation has been appointed as Depositary with respect to the Old Common Stock for the Restructuring (the "Depositary") and as Voting Agent (as defined herein) for the tabulation of proxies with respect to the Stockholders' Meeting and Ballots and Master Ballots from the Stockholders with respect to the Prepackaged Plan and as Warrant Agent with respect to the Warrants. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Proxy Statement/Prospectus. See "ADVISORS AND REPRESENTATIVES."

Information Agent...........  MacKenzie Partners, Inc. is serving as
                               Information Agent in connection with the Stockholders' Meeting and the solicitation of acceptances of the Prepackaged Plan (the "Information Agent"). Any questions regarding how to vote at the Stockholders' Meeting and on the Prepackaged Plan, and any requests for additional copies of the Proxy Statement/Prospectus, Proxies, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Proxy Statement/Prospectus. See "ADVISORS AND REPRESENTATIVES."

                      COMPARISON OF EXCHANGE RESTRUCTURING
                         AND PREPACKAGED RESTRUCTURING

  See "Comparison of Exchange Restructuring and Prepackaged Restructuring" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  STOCKHOLDERS WHO COMPLETE A PROXY WITH RESPECT TO THE STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

                     PURPOSES OF THE EXCHANGE RESTRUCTURING

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization (including debt levels and principal repayment schedules) to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's debt obligations by $125 million to levels which the Company believes can be supported by its projected cash flow and to replace a significant portion of the Company's indebtedness with New Common Stock. Interest charges will be substantially reduced and the amount of outstanding capital stock of the Company will be substantially increased as a result of the Restructuring.

  In addition, implementation of the Restructuring will enable the Company to avoid certain significant amortization payments totalling $40 million that would be due under the Operating Companies' senior debt obligations if the Company were to pay interest on the 12.5% Notes that was due on June 30, 1997, subject to a 30 day grace period. If the Company has not paid the interest due on the 12.5% Notes by July 30, 1997, an event of default will occur with respect to the 12.5% Notes entitling the holders to accelerate the maturity thereof. While the Limited Waiver Agreement is in effect, such interest payments have been waived by in excess of 75% of the holders of 12.5% Notes and the holders of the Operating Companies' indebtedness have waived any cross-default arising from the non-payment of such interest. Failure to consummate the Restructuring could result in such amortization payments becoming due as well as interest payment obligations on the 12.5% Notes being reinstated. The Company has been informed by holders of in excess of 25% of the 12.5% Notes that if the Stockholders fail to approve the Charter Amendment, and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such holders intend to accelerate all of the indebtedness outstanding under the 12.5% Notes. ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY SUCH OBLIGATIONS WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS OR OBTAINING ADDITIONAL WAIVERS OR AMENDMENTS TO SUCH AGREEMENTS AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING, WAIVERS OR AMENDMENTS.

  For additional information on the purposes and effects of the restructuring, see "PURPOSES OF THE EXCHANGE RESTRUCTURING."

                                  RISK FACTORS

  Under the Restructuring, the holders of Old Common Stock would give up their shares of Old Common Stock in exchange for New Common Stock and Warrants. There are certain risks associated with the holding of Warrants. Prior to deciding whether to (a) vote on the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Proposal and/or (b) vote on the Prepackaged Plan, each holder of Old Common Stock should carefully consider all of the information contained in this Proxy Statement/Prospectus, especially the factors outlined below and described under "RISK FACTORS."

  Risk Factors Relating to the Exchange Restructuring and the Prepackaged Restructuring. Stockholders should consider that (a) in the event that the Stockholders do not approve the Restructuring, the Noteholders have expressed their intention to accelerate the outstanding indebtedness under the 12.5% Notes, (b) the Company is currently highly leveraged and will continue to have a high level of indebtedness following the Exchange Restructuring or Prepackaged Restructuring, as applicable, approximately $134.5 million of which is indebtedness under the Operating Companies' Loan Agreements that will need to be refinanced or repaid by January 31, 1999, (c) seasonality and economic, market or other conditions may adversely affect cash flow and there can be no assurance that such conditions will not have an adverse effect on the Company's financial projections, (d) the Operating Companies' Loan Agreements contain restrictions on the Company's operations and requirements that the Company achieve and maintain certain financial ratios which the Company may not be able to achieve or maintain, and which, if not maintained or achieved, may result in a default and could lead to the acceleration of the Company's obligations under the Operating Companies' Loan Agreements as well as the acceleration of other indebtedness of the Company, (e) market forces, such as interest rates, affect the value of securities and are influenced by conditions beyond the Company's control, (f) the Company's capital expenditure levels assumed in preparation of the projected financial data contained herein may be inadequate to maintain the Company's long-term competitive position, (g) the Company is and, after consummation of the Exchange Restructuring or Prepackaged Restructuring, as applicable, will continue to be, restricted in its ability to declare and pay cash dividends on the common stock of the Company, (h) the issuance of New Common Stock and Warrants pursuant to the Exchange Restructuring or the Prepackaged Plan, as applicable, will result in significant dilution of the equity interests of the existing holders of Old Common Stock as a percentage of the total number of outstanding shares of the common stock of the Company, and no assurance can be made that the Warrants will ever be "in the money," (i) if certain of the major suppliers and vendors that the Company currently deals with were to change the terms or credit limits or product availability that they currently extend to the Company, it could have a significant negative impact on the Company's sales, cash position and liquidity, (j) the Company is subject to the risk of increased competition, which could affect its sales volume, pricing and margins, (k) there is currently no trading market for the Warrants and there is no assurance that a trading market will develop,
(l) there are certain Federal income tax considerations with respect to the Restructuring, including limiting the use of, or reducing, the Company's net operating loss carryovers, although such limit would be greater under the Exchange Restructuring than under the Prepackaged Restructuring, (m) following the Restructuring the ownership of New Common Stock may be substantially more concentrated than the current ownership of Old Common Stock, which may result in an attempt to influence the direction of the Company by one or more large stockholders, (n) the Company is not in compliance with the continuing listing requirements of the Nasdaq National Market, and de-listing from the Nasdaq National Market could adversely affect the liquidity of the market for their shares of common stock of the Company, and (o) the Company has recently suffered significant net operating losses.

  Additional Risk Factors Relating to the Prepackaged Restructuring. Stockholders should consider that (a) commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Holding Company and its subsidiaries, employees, customers and suppliers which, in turn, could adversely affect the Company's ability to complete the Solicitation or obtain confirmation of the Prepackaged Plan, (b) even if all classes of impaired creditors and equity interest holders accept the Prepackaged Plan, the Prepackaged Plan might not be confirmed by the Bankruptcy Court and (c) there can be no assurance that the Bankruptcy Court will decide that the Proxy Statement/Prospectus and the Disclosure Statement meets the disclosure requirements of the Bankruptcy Code.

                             STOCKHOLDERS' MEETING

Date, Time and Place of
 Stockholders' Meeting......
                              The Stockholders' Meeting to consider and to vote
                               upon the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan will be held at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California, on August 29, 1997 at
                               10:00 a.m., Los Angeles time. The stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and the Exchange Restructuring has been consummated and the Charter Amendment has been filed. If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan.

Record Date; Stockholders
 Entitled to Vote; Quorum...
                              Holders of record of Old Common Stock at the
                               close of business on the Record Date will be entitled to vote at the Stockholders' Meeting. Holders of Old Common Stock will be entitled to one vote per share with respect to the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. On the Record Date there were 30,078,495 shares of Old Common Stock outstanding, of which there were 1,255 holders of record. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Old Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting.

Purpose of Stockholders'      The purpose of the Stockholders' Meeting is to
Meeting.....................   consider the proposals to approve the Charter
                               Amendment, the New Common Stock Issuance and the
                               Stock Award and Incentive Plan. The Board has unanimously adopted a resolution proposing that the Company's Charter be amended by the Charter
                               Amendment to, (i) effect a one-for-five reverse stock split of the Company's outstanding shares of Old Common Stock and (ii) increase the par value of the authorized common stock of the Company from $.01 per share to $.05 per share.
                               The Charter Amendment is set forth in its entirety in Annex I to this Proxy
                               Statement/Prospectus. The Charter Amendment is necessary to permit the Company to consummate the Exchange Restructuring on the terms contemplated by the Exchange Offer. In addition, assuming the aggregate market capitalization of the Company remains constant, the Reverse Split as implemented pursuant to the Charter Amendment should have the effect of increasing the trading price of the common stock of the Company from where it would otherwise trade in the absence of the Reverse Split. The Board has also unanimously adopted resolutions approving the
                               New

                               Common Stock Issuance. The approval of the New Common Stock Issuance by the Stockholders may be required by the applicable rules of the National Association of Securities Dealers, Inc. (the "NASD").

                              The Board has also unanimously adopted
                               resolutions approving the Stock Award and Incentive Plan. The approval of the Stock Award and Incentive Plan by the Stockholders is necessary to provide appropriate incentives for those eligible to participate thereunder. If approved by the Stockholders, the Stock Award and Incentive Plan would permit grants of stock options, stock appreciation rights ("SARs") and other stock-based awards covering a maximum of 3,000,000 shares of the Company's Common Stock. If the Restructuring is consummated the Company intends to grant options under the Stock Award and Incentive Plan in exchange for all then outstanding employee stock options and SARs, which would then be cancelled. The number of shares available under the Stock Award and Incentive Plan will be reduced to the extent that shares of the Company's Common Stock remain subject to outstanding option grants under any of the Company's other stock-based incentive plans. See "DISCUSSION OF THE PROPOSALS--Stock Award and Incentive Plan."

Votes Required..............  Under the Delaware General Corporation Law (the "
                               DGCL") and the Company's Certificate of
                               Incorporation, the Charter Amendment must be approved by a majority of the voting power of the Old Common Stock entitled to vote at the Special Meeting. The New Common Stock Issuance and the Stock Award and Incentive Plan must be approved by the affirmative vote of the holders of a majority of the voting power of the Old Common Stock represented at the meeting. As of the record date, the Company's executive officers and directors, as a group, beneficially owned approximately 958,894 shares of the outstanding Old Common Stock. Such officers and directors have advised the Company that they intend to vote in favor of the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. See "OWNERSHIP OF COMMON STOCK". The Stockholder votes with respect to the New Common Stock Issuance will not become effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated. The Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented. The Board of Directors has reserved the right, pursuant to Section 242(c) of the DGCL, to abandon the Charter Amendment even if the Company's Stockholders authorize the Charter Amendment. However, the Board of Directors intends to file the Charter

                               Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

Dissenters' Rights..........  Stockholders will not be entitled to dissenters'
                               rights or rights of appraisal in connection with the Charter Amendment, the New Common Stock Issuance or the Stock Award and Incentive Plan.

Dilution....................  Assuming 100% acceptance of the Exchange Offer, the Company expects to issue 24,062,796 shares of New Common Stock directly to exchanging Noteholders, 6,015,699 shares of New Common Stock directly to existing Stockholders, and Warrants to purchase 5,263,736 additional shares of New Common Stock (subject to adjustment) to existing Stockholders. Based on the number of shares of outstanding Old Common Stock as of the Record Date, the 24,062,796 shares issued directly to Noteholders will represent approximately 80% of the total outstanding shares of New Common Stock after giving effect to the Exchange Restructuring, but excluding shares obtainable upon exercise of Warrants. Upon consummation of the Exchange Restructuring, the equity interests of the existing holders of Old Common Stock, as a percentage of the total number of outstanding shares of the common stock of the Company, will be significantly diluted. Consummating the Prepackaged Plan will have a similar dilutive effect. See "PURPOSE OF THE RESTRUCTURING" and "RISK FACTORS."

                   VOTING PROCEDURES FOR THE PREPACKAGED PLAN

  For a description of the voting procedures for the Prepackaged Plan, see "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                            DESCRIPTION OF WARRANTS

  The following is a brief description of certain provisions of the Warrants. The Warrants will be issued under the Warrant Agreements, to be dated on or about the date of consummation of the Restructuring, between the Company and the Warrant Agent (as defined herein). The following description of such provisions does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Warrant Agreements pursuant to which such securities will be issued. See "DESCRIPTION OF WARRANTS" and the Form of Warrant Agreement, attached hereto as Annex II.

Issue.......................  Up to 2,631,868 Series A Warrants and 2,631,868
                               Series B Warrants (together, the "Warrants") will be issued to holders of Old Common Stock upon consummation of the Exchange Restructuring and after giving effect to the Reverse Split. Each Warrant will be exercisable for a period of seven years from the Exchange Date and shall be exercisable for one share of New Common Stock, subject to adjustment unless redeemed or exchanged earlier by the Company.

Exercise Price..............  Each Warrant will be exercisable at an exercise price ("Exercise Price") of (i) $7.15 per share, in the case of the Series A Warrants, and (ii) $8.68 per share, in the case of the Series B Warrants. Holders of Old Common Stock will receive, for each share of Old Common Stock, .0875 Series A Warrants and .0875 Series B Warrants exercisable, in the aggregate, for 5,263,736 shares of New Common Stock or approximately 17.5% of the New Common Stock outstanding immediately after giving effect to the Exchange Restructuring, based on the number of shares of outstanding Old Common Stock as of the Record Date. The Exercise Price and the number of shares of New Common Stock purchasable upon exercise of the Warrants ("Warrant Shares") are both subject to adjustment in certain cases referred to below.

No Rights Generally as        No holder of Warrants will be entitled to any
Stockholders................   rights generally as a stockholder of the Company
                               unless and until such holder has obtained shares of New Common Stock upon the exercise of the Warrants for New Common Stock. Stockholders will not be entitled to receive warrants unless and until they exchange their Old Common Stock for New Common Stock.

Adjustment of Exercise
Price and Number of Shares
of New Common Stock
Obtainable Upon Exercise....
                              The number of shares of New Common Stock
                               obtainable upon exercise of each Warrant, and correspondingly the Exercise Price, will be proportionately adjusted pursuant to standard antidilution provisions at any time the Company pays stock dividends, subdivides, combines or reclassifies its New Common Stock; distributes evidences of indebtedness or assets of the Company, or rights for such assets; issues New Common Stock for less than market value; issues options, warrants or other securities convertible for New Common Stock for less than market value; or effects similar dilutive transactions. Upon the consummation of any Extraordinary Transaction (as defined in the Warrant Agreements) prior to January 1, 1998, including a merger or sale of substantially all of the assets of the Company, or the agreement of the Company to perform an Extraordinary Transaction entered into prior to January 1, 1998, the Warrants must remain outstanding and be exercisable in exchange for common stock of the Company or common stock of the acquiring company unless such Extraordinary Transaction is approved by at least 85% of the outstanding New Common Stock then outstanding.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following Summary Historical Consolidated Financial Information of the Company should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, and other financial data included elsewhere herein. The summary financial information presented below as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company. The summary financial information presented below as of and for the three months ended March 31, 1996 and 1997 have been derived from the Company's unaudited financial statements. Operating results for the three months ended March 31, 1997 may not be indicative of the results that may be expected for the year ended December 31, 1997.

                                         YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED
                          -------------------------------------------------------  ----------------------
                                                                                   MARCH 31,   MARCH 31,
                             1992       1993       1994       1995        1996        1996        1997
                          ---------- ---------- ---------- ----------  ----------  ----------  ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
 (1)
Net sales...............  $2,238,715 $3,085,851 $5,018,687 $5,956,967  $5,522,824  $1,536,589  $1,113,100
Cost of sales...........   2,036,292  2,827,315  4,676,164  5,633,278   5,233,570   1,449,366   1,048,124
                          ---------- ---------- ---------- ----------  ----------  ----------  ----------
Gross profit............     202,423    258,536    342,523    323,689     289,254      87,223      64,976
Selling, general &
 administrative
 expenses...............     150,905    187,152    281,796    317,195     295,021      83,136      51,520
Impairment losses (2)                                          51,383      42,033
Restructuring charge
 (3)....................                                        9,333
                          ---------- ---------- ---------- ----------  ----------  ----------  ----------
Operating income (loss).      51,518     71,384     60,727    (54,222)    (47,800)      4,087      13,456
Interest expense........      15,742     17,810     29,024     37,583      37,431       9,877       8,623
Loss on sale of
 European, Mexican and
 Latin American
 operations (4).........                                                   33,455
Other expense...........       1,299      2,722     11,752     13,885      20,150       7,238       3,530
                          ---------- ---------- ---------- ----------  ----------  ----------  ----------
Income (loss) before
 income taxes...........      34,477     50,852     19,951   (105,690)   (138,836)    (13,028)      1,303
Provision (benefit) for
 income taxes...........      14,812     20,413      8,341    (21,779)      1,539         480         173
                          ---------- ---------- ---------- ----------  ----------  ----------  ----------
Net income (loss).......  $   19,665 $   30,439 $   11,610 $  (83,911) $ (140,375) $  (13,508) $    1,130
                          ========== ========== ========== ==========  ==========  ==========  ==========
SHARE DATA: (5)
Net income (loss) per
 share..................  $     0.67 $     1.00 $     0.38 $    (2.82) $    (4.68) $    (0.45) $     0.04
Weighted average number
 of shares..............      29,274     30,454     30,389     29,806      30,001      29,863      30,078
Other Data:
EBITDA(6)...............  $   59,528 $   79,138 $   65,076 $  (47,598) $  (82,616) $    2,608  $   13,106
BALANCE SHEET DATA:
Working capital.........  $  294,626 $  359,765 $  399,848 $  280,864  $  190,544  $  250,442  $  193,512
Total assets............     667,313    936,283  1,191,870  1,230,334     731,039   1,158,676     706,020
Long-term and
 subordinated debt......     153,433    208,500    357,685    356,271     294,763     403,861     288,331
Total debt..............     179,124    259,429    395,556    382,395     294,950     409,564     288,331
Stockholders' equity....     198,882    223,857    236,164    154,466      14,997     138,794      15,814

--------
(1) The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this document, the Company has described year-ends and quarter-ends presented as if the period ended on the last day of the month. Except for 1992, all fiscal years presented were 52 weeks in duration. The summary historical consolidated financial information as set forth above includes those balances and activities related to the Company's Australian business until its disposal on January 1, 1996 and the Company's European, Mexican and Latin American businesses until their disposal on October 4, 1996, effective as of September 27, 1996. It also includes Merisel FAB from the date such business was acquired on January 31, 1994, through the end of March 28, 1997, the date of sale of Merisel FAB. (See Note 12 to the consolidated financial statements--"Subsequent Events"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) During 1995 and 1996, the Company determined that the carrying value for certain of its capitalized costs relating to the installation of a new computer operating system and identifiable intangible assets relating to Merisel FAB would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of the impairment dates.

  Additionally, in 1995 and 1996, the Company recognized impairment losses on the assets of Merisel FAB and Merisel Pty Ltd. (a wholly owned Australian subsidiary) related to the expected sale of substantially all of the assets of such subsidiaries. (See Note 4 to the consolidated financial statements--"Impairment Losses").

(3) During 1995, the Company recorded a restructuring charge associated with the resizing of the Company's operations. (See Note 2 to the consolidated financial statements--"Restructuring Charge").

(4) In October 1996, the Company completed the sale of substantially all of its European, Mexican and Latin American businesses to CHS Electronics, Inc. A loss of $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded on such sale. (See Note 5 to the consolidated financial statements--"Dispositions").

(5) Net income (loss) per share and weighted average number of shares have not been adjusted to reflect the Reverse Split.

(6) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

       SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following table sets forth the Summary Unaudited Pro Forma Condensed Consolidated Financial Data for the fiscal year ended December 31, 1996 and the three months ended March 31, 1997, after giving effect to (i) the sale of EML and FAB as if each had occurred as of January 1, 1996 including the effect of any amendment to existing debt agreements that were entered into as a direct consequence of the sale of their businesses and related assets, (ii) the issuance of 24.1 million shares of New Common Stock to the Noteholders, and the Reverse Split, (iii) the extension of the maturity dates of the Revolving Credit Agreement and the 11.5% Notes to January 31, 1999, (iv) the payment of 3.5% modification fees and other fees associated with the Extension to the holders of the Revolving Credit Agreement and 11.5% Notes, and (v) the interest rate increases on the Revolving Credit Agreement, 11.5% Notes, and Subordinated Notes associated with the Extension, as if each of the foregoing transactions had occurred on January 1, 1996 with respect to the statement of operations data and as of March 31, 1997 with respect to the balance sheet data. The pro forma data should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and related notes thereto, included elsewhere herein. The data set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in future periods.

                                                        PRO FORMA
                                           ------------------------------------
                                              YEAR ENDED     THREE MONTHS ENDED
                                           DECEMBER 31, 1996   MARCH 31, 1997
                                           ----------------- ------------------
                                             (IN THOUSANDS, EXCEPT PER SHARE
                                                         AMOUNTS)
INCOME STATEMENT DATA: (1)
Net sales.................................    $3,441,343          $910,923
Cost of sales.............................     3,262,105           853,624
                                              ----------          --------
Gross profit..............................       179,238            57,299
Selling, general & administrative
expenses..................................       193,521            45,321
                                              ----------          --------
Operating (loss) income...................       (14,283)           11,978
Interest expense..........................        18,018             5,497
Other expense.............................        17,967             4,518
                                              ----------          --------
(Loss) income before income taxes.........       (50,268)            1,963
Provision for income taxes................           822               158
                                              ----------          --------
Net (loss) income.........................    $  (51,090)         $  1,805
                                              ==========          ========
SHARE DATA:
Net (loss) income per share (2)...........    $    (1.70)         $   0.06
Weighted average number of shares (2).....        30,063            30,079
OTHER DATA:
EBITDA (3)................................    $  (19,890)         $ 10,366
BALANCE SHEET DATA:
Working capital...........................                        $187,331
Total assets..............................                         695,933
Long-term and subordinated debt...........                         163,331
Stockholders' equity......................                         134,633

--------
(1) The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this document, the Company has described year-ends and quarter-ends presented as if the period ended on the last day of the month. The summary unaudited condensed consolidated financial data as set forth above includes those balances and activities related to the Company's

   European, Mexican and Latin American businesses until their disposal on October 4, 1996, effective as of September 27, 1996. It also includes Merisel FAB until its disposal on March 28, 1997. (See Note 12 to the accompanying consolidated financial statements--"Subsequent Events"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Net income (loss) per share and weighted average number of shares have been adjusted to reflect the Reverse Split.

(3) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

                         CASH DEBT SERVICE OBLIGATIONS

  The following table sets forth certain historical financial information with respect to the Company's continuing operations for Fiscal 1996 and certain projected financial information with respect to the Company for Fiscal 1997 through Fiscal 2002 assuming that the Exchange Restructuring is completed.

                                                                         TOTAL
                                  CASH DEBT       TOTAL     TOTAL DEBT    DEBT
                                   SERVICE      PRINCIPAL    INTEREST   (AT YEAR
YEARS ENDING DECEMBER 31       OBLIGATIONS (1) PAYMENTS (2) EXPENSE (3) END) (4)
------------------------       --------------- ------------ ----------- --------
                                                (IN THOUSANDS)
Historical:
 1996.........................    $113,585       $83,129      $29,901   $294,763
Projected:
 1997 (5).....................      36,100        13,483       22,617    156,280
 1998.........................      33,698        13,610       20,088    142,670
 1999.........................      22,346         6,246       16,100    136,424
 2000.........................      20,963         5,511       15,452    130,913
 2001.........................      18,531         3,900       14,631    127,013

--------
(1) Cash debt service obligations in 1997 include all cash interest and scheduled principal payments but exclude accrued but unpaid interest expense on the 12.5% Notes through July 31, 1997 totaling $9.1 million. Assuming the Exchange Restructuring is consummated, unpaid interest expense on the 12.5% Notes will not need to be paid.

(2) Included in total principal payments are scheduled net repayments under the Revolving Credit Agreement, the 11.5% Notes, the Subordinated Debt and other promissory notes.

(3) Total debt interest expense excludes interest expense of $9.1 million for 1997 related to accrued but unpaid interest expense on the 12.5% Notes through July 31, 1997.

(4) Total debt represents the principal amount of debt outstanding at year end, assuming that the Exchange Restructuring is consummated on July 31, 1997.

(5) The following table sets forth certain financial information with respect to 1997 assuming the Company does not complete the Exchange Restructuring and thus is required to make the scheduled $70 million amortization payments on the Operating Company's Senior Debt, and the $125 million 12.5% Notes would remain on the balance sheet as debt:

                                                                                       TOTAL
       CASH DEBT               TOTAL                     TOTAL DEBT                   DEBT (AT
        SERVICE              PRINCIPAL                    INTEREST                      YEAR
      OBLIGATIONS            PAYMENTS                     EXPENSE                       END)
      -----------            ---------                   ----------                   --------
      $116,085                $83,483                     $32,602                     $211,280

                                 RISK FACTORS

  Investment in the New Common Stock and Warrants involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Noteholder should carefully consider all of the information contained in this Prospectus, especially the factors described in the following paragraphs.

 Risk of Nonconsummation of the Restructuring

  On July 22, 1997, holders of in excess of 25% in aggregate principal amount of the 12.5% Notes informed the Company of their intent to accelerate all outstanding indebtedness under the 12.5% Notes in the event that the Stockholders fail to approve the Charter Amendment and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan. Such an acceleration could result in the Company becoming subject to a proceeding under the Federal Bankruptcy laws.

 High Leverage After Exchange Restructuring

  At March 31, 1997, the Company had $288.3 million in total debt plus $259.8 million of asset securitization and a stockholders' equity of $15.8 million. Interest payments following the Restructuring will be high in relation to projected EBITDA, and the Company expects to have to make aggregate cash interest payments of $31.7 million and $20.1 million in each of fiscal 1997 and fiscal 1998, respectively. On a pro forma basis at March 31, 1997, the Company would have approximately $163.3 million of total debt plus the same assets securitized following completion of the Exchange Restructuring and stockholders' equity of $136.1 million and would be able to incur additional debt, provided that the proceeds thereof are first used to repay the indebtedness under the Operating Companies' Loan Agreements. See "PURPOSE OF THE RESTRUCTURING." Following the Restructuring, on a pro forma basis as of March 31, 1997, the Company would have had approximately $134.5 million of debt outstanding under the Operating Companies' Loan Agreements, which, as a result of the Extension, will need to be refinanced or repaid by January 31, 1999. The Company has been involved in preliminary discussions regarding possible debt and equity financing, however; no agreement has been reached and there can be no assurance that the Company will be able to obtain such financing on acceptable terms, if at all. While the stockholders' equity would be substantially increased as a result of the Exchange Restructuring, the continued high level of the Company's debt following completion of the Exchange Restructuring will pose substantial risks to holders of the Company's New Common Stock, including, but not limited to, risks which may adversely affect or impair the following: (i) the ability of the Company to pay when due principal of and cash interest on its debt securities; (ii) the ability of the Company to obtain additional financing in the future, as needed; (iii) the ability of the Company to withstand competitive pressures or a continuation or worsening of current unfavorable economic conditions, to expand its product lines or markets or to take advantage of significant new business opportunities that may arise; and (iv) the marketability, price and future value of the Company's securities, which could result in the loss of a securityholder's entire investment in the Company. See "--Market Factors and Seasonality May Adversely Affect Cash Flow."

 Market Factors And Seasonality May Adversely Affect Cash Flow

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the computer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; (iii) virtually all sales in a given quarter result from orders booked in that quarter; (iv) changes in short and long term demand for computer products, and national, regional and local economic conditions; and (v) unfavorable trends or developments concerning factors such as inflation, increased costs of components, labor and employees, regional weather or other conditions which could adversely effect the availability and cost of the Company's inventory. The factors noted above could result in a failure to achieve the Company's business plan, which calls for movement toward current market growth levels, thereby affecting the resulting profitability of the Company and its cash resources.

  Additionally, in the U.S. and Canada, the Company's net sales in the fourth quarter have been historically higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business and holiday purchases. As a result of this pattern, the Company's working capital requirements in the fourth quarter have typically been greater than other quarters. Net sales in the Canadian operations are also historically strong in the first quarter of the fiscal year. This is primarily due to buying patterns of Canadian government agencies. The financial results projected herein assume that seasonality will not have a material adverse affect on the Company's financial projections. Following the Restructuring, on a pro forma basis as of March 31, 1997, the Company would have approximately $134.5 million of debt outstanding under the Operating Companies' Loan Agreements, which, as a result of the Extension, will need to be refinanced or repaid by January 31, 1999. While the Company believes the consummation of the Exchange Restructuring will enable it to meet its scheduled interest and principal payments when due, there can be no assurance that the Company will be able to make such payments. In the event that the Company is unable to make such payments, it may seek to refinance or restructure its debt obligations, and failing such refinancing or restructuring, the Company may seek protection under Chapter 11 of the United States Bankruptcy Code. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BACKGROUND OF THE RESTRUCTURING," each in the Disclosure Statement included as Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and "FINANCIAL PROJECTIONS," "PURPOSE OF THE RESTRUCTURING" and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

 Restrictions Under Operating Companies' Loan Agreements

  The Operating Companies' Loan Agreements contain certain restrictions on the Company's operations and contain requirements that the Company achieve and maintain certain financial ratios. Such restrictions include, among other things, limitations on the ability of the Company and its subsidiaries to incur additional indebtedness, to create, incur or permit the existence of certain liens, to make certain investments, to make capital expenditures above certain levels, to make certain sales of assets, to make certain payments with respect to its outstanding stock, to effect certain fundamental changes and to enter into certain types of transactions. Although the Company was in compliance with these restrictions as of March 31, 1997 (the last reporting date under the Operating Companies' Loan Agreements), there can be no assurance that the Company will be able to maintain compliance with the prescribed financial ratio tests or other requirements of the Operating Companies' Loan Agreements. Failure to maintain compliance with such financial ratio tests or other requirements under the Operating Companies' Loan Agreements would result in a default and could lead to the acceleration of the Company's obligations under the Operating Companies' Loan Agreements as well as the acceleration of other indebtedness of the Company which, by the terms of the instruments creating, evidencing or governing such indebtedness, would be triggered upon an acceleration under the Operating Companies' Loan Agreements. The acceleration of any such indebtedness would result in its becoming immediately due and payable and could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws. See "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in the Disclosure Statement, included as Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

 Limitation on Use of Net Operating Losses

  As a result of the receipt by Noteholders of New Common Stock in exchange for the 12.5% Notes pursuant to the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes. Accordingly, the Company will be limited in its ability to use its net operating loss carryovers and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." Under the Exchange Restructuring, the limitation imposed upon the Company's use of its net operating loss carryovers would be more restrictive than under the Prepackaged Restructuring.

 Market Value of the Company May Fluctuate

  The market value of the securities to be issued in the Exchange
Restructuring will depend on the future performance of the Company and on factors generally affecting the securities markets (including, for example, interest rates), which factors are influenced by conditions beyond the Company's control.

 Capital Expenditures

  During 1996, the Company made capital expenditures totaling approximately $9,652,000 for the upgrading of the Company's computer systems, expenditures for a new warehouse management system, and the upgrading of existing facilities and leasehold improvements. The Company believes that the capital expenditure levels assumed in the preparation of the projected financial data contained herein will be adequate to maintain the Company's long-term competitive position, but there can be no assurance thereof. In the event that such capital expenditure levels are not adequate, the Company's competitive position in its industry and consequently the Company's results of operations could be adversely affected. Further, the fair value of capital expenditures recorded may be impaired, resulting in the recognition of additional losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV and "FINANCIAL PROJECTIONS."

 Dividend Restrictions

  The Company does not intend to, nor does it expect to be able to, pay any cash dividends on the New Common Stock in the foreseeable future, and the Operating Companies' Loan Agreements currently restrict the payment of cash dividends on the Old Common Stock by the Company and would similarly restrict the payment of dividends on the New Common Stock. For a description of the limitations contained in the Operating Companies' Loan Agreements, see "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

 Dilution

  Upon completion of the Exchange Offer or the Prepackaged Plan, as applicable, the Company will issue 24,062,796 shares of New Common Stock directly to exchanging Noteholders, and 6,015,699 shares of New Common Stock to Stockholders, and will reserve 5,263,736 shares of New Common Stock for issuance upon exercise of the Warrants. The issuance of the 24,062,796 shares to Noteholders upon the New Common Stock Issuance will result in dilution of the equity interests of the holders of Old Common Stock (as a percentage of outstanding shares of common stock) which could adversely affect the market price and the value of the New Common Stock. Immediately following the consummation of the Exchange Restructuring or the Prepackaged Restructuring, as applicable, the 24,062,796 shares issued directly to Noteholders will, after giving effect to the Restructuring, represent approximately 80% of the total outstanding shares of New Common Stock excluding shares obtainable upon exercise of Warrants, based on the number of shares of Old Common Stock outstanding as of the Record Date. Upon consummation of the Restructuring, holders of Old Common Stock will receive, for each share of Old Common Stock held, .0875 Series A Warrants with an exercise price of $7.15 (subject to adjustment) and .0875 Series B Warrants with an exercise price of $8.68 (subject to adjustment). Based upon the current market price of the Old Common Stock (giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Restructuring, and no assurance can be made that the Warrants will ever be "in the money." If all Warrants are exercised, the percentage of New Common Stock held by exchanging Noteholders would be reduced from 80% to 68%. See "PURPOSE OF THE RESTRUCTURING." In addition, there can be no assurance that the Company will not need to issue additional Common Stock in the future in order to achieve its business plan or if it does not achieve its projected results, which could lead to further dilution to holders of the Company's Common Stock.

 Need for Sustained Trade Support

  The Company's ability to achieve sales growth and profitability includes significant reliance on continued support from its vendors. If the Company's major vendors reduce their credit lines or product availability to the Company, it could have a material adverse effect on the Company's sales, cash position and liquidity.

 New or Intensified Competition

  The Company operates in an industry that is made up of several high growth oriented competitors. As such the Company is subject to the possibility of new or intensified competition in the regions in which the Company operates as a result of efforts by direct competitors to grow, consolidate with other competitors, or gain market share in those regions. Such activities may affect the Company's sales volume, pricing and/or margins. See "BUSINESSES AND PROPERTIES OF THE COMPANY" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

 Lack of Trading Market; Volatility

  There can be no assurance that an active market for the Warrants will develop or, if any such market does develop, that it will continue to exist. Further, the degree of price volatility in any such market that does develop may be significant. Accordingly, no assurance can be give as to the liquidity of the market for any of the Warrants or the price at which any sales may occur.

 Concentrated Ownership of New Common Stock

  Following consummation of the Restructuring, the ownership of the New Common Stock will likely be more concentrated than was the ownership of the Old Common Stock. Although the Company expects that, following the Restructuring, it will continue to be controlled by a disaggregated group of stockholders, one or more former holders of a substantial amount of 12.5% Notes who continue to hold New Common Stock after the Restructuring may seek to influence the direction of the Company, and the Company has agreed to appoint a nominee of the Noteholders to the Board of Directors following the Restructuring. See "MANAGEMENT--Post Restructuring Board Configuration." The Company does not have complete information regarding the beneficial ownership of the 12.5% Notes and is not aware of any agreement among Noteholders to seek to influence the direction of the Company or to otherwise act in concert following the Restructuring. There can be no assurance, however, that no such agreements exist or that a concentrated number of holders of New Common Stock might not attempt to influence the Company following the Restructuring.

 Potential De-listing of the Common Stock

  The Company is currently not in compliance with the net tangible assets test required for continued listing on the Nasdaq National Market. The NASD has postponed action to seek the de-listing of the Old Common Stock pending an oral hearing scheduled for August 7, 1997, at which the Company will request that the NASD waive compliance with such test until consummation of the Restructuring.

  Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NASD's requirements for continued listing on the Nasdaq National Market. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV. There can be, however, no assurance that the NASD will waive compliance of such test. If the common stock of the Company were de-listed, there could be an adverse effect on the liquidity of the market for such common stock.

 History of Net Operating Losses

  In 1995 and 1996, the Company experienced significant losses totalling $83,911,000 and $140,375,000, respectively. Additionally, on a pro forma basis, excluding the operating performance of FAB, which was sold effective March 28, 1997, the Company would have had a net operating loss for the first quarter of 1997 of $1,024,000. Although a large portion of the losses in 1995 and 1996 relate to the operations of and impairments or other adjustments associated with assets or businesses that the Company has since disposed of, a portion of the losses are also attributable to expenses and adjustments associated with ongoing systems and processes of the Company. These include adjustments to trade accounts payable balances related to price protection, returns to vendors by Merisel and inventory receipt related issues, such as short shipments, identified through the vendor reconciliation process in 1995 and 1996. They also include impairment charges taken in 1995 in order to bring total capitalized development costs for the Company's computer system in line with the estimated fair value of such assets. Increased professional fees and other expenses associated with the development of the 1996 business plan, process improvement efforts, lender negotiations prompted by the prior year's losses, and severance costs related to management changes also contributed to losses in 1996.

  The Company experienced sales growth and decreased expenses in the first quarter of 1997, and although this resulted in operating results that were consistent with management's expectation and showed considerable improvement over the previous year, the risk exists that the Company may continue to experience losses, and that such continued losses will have a negative impact of the Company's liquidity.

  In order to return to profitability, the Company has pursued a strategy that included the sale of several of its business segments. In the fourth quarter of 1995, the Company recorded a $1,900,000 asset impairment related to the sale of its Australian business. In September of 1996, the Company sold its European, Mexican, and Latin American businesses at a loss of $33,400.00. Additionally the Company recorded asset impairments of $30,000,000 in 1995 and $42,033,000 in 1996 against the intangible assets of FAB, which it sold in the first quarter of 1997. Of the Company's net sales of $5.5 billion in 1996, these disposed businesses accounted for $2.1 billion. As such, it is likely that revenues will be substantially lower in 1997. See "PROJECTED FINANCIAL INFORMATION" in Part A of the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH VOTING ON THE PREPACKAGED PLAN, SEE "RISK FACTORS" IN PART B TO THE EXCHANGE RESTRUCTURING PROSPECTUS, ATTACHED HERETO AS ANNEX IV.

                        MARKET AND TRADING INFORMATION

  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market System under the symbol "MSEL." On April 11, 1997, the day immediately prior to the date that the Company announced its intention to pursue the Restructuring, the closing sale price for the Old Common Stock was $1 15/16 per share. On July 24, 1997, the closing sale price for the Old Common Stock was $2 9/16 per share. See "RISK FACTORS-- POTENTIAL DE-LISTING OF THE COMMON STOCK." See also "MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION--LIQUIDITY AND CAPITAL RESOURCES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  Application will be made to list the Warrants for trading on the Nasdaq National Market. There can be no assurance that such application will be approved or that an active market for the Warrants will develop or as to the prices at which they might be traded. See "RISK FACTORS."

               STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES

DATE, TIME AND PLACE OF STOCKHOLDERS' MEETING

  The Stockholders' Meeting (the "Stockholders' Meeting") will be held at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California, on August 29, 1997, at 10:00 a.m., Los Angeles time. The Stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and the Exchange Restructuring has been consummated and the Charter Amendment has been filed with the Delaware Secretary of State. If approved, the stockholder votes with respect to the Stock Award and Incentive Plan will be effective regardless of whether the Exchange Restructuring is consummated or the Charter Amendment is filed. Should less than the requisite 100% of the holders of the 12.5% Notes tender their 12.5% Notes pursuant to the Exchange Restructuring, but the Company receives sufficient acceptances of the Prepackaged Plan to seek confirmation thereof by the Bankruptcy Court, the Company expects that it will instead pursue the Prepackaged Restructuring. If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus attached hereto as Annex IV.

SOLICITATION OF PROXIES; RECORD DATE

  This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of proxies to be voted at the Stockholders' Meeting. In addition, this Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Ballots to be voted in connection with the Prepackaged Plan. YOU MUST COMPLETE AND RETURN BOTH THE PROXY AND THE BALLOT IN ORDER TO VOTE ON BOTH THE PROPOSALS AND THE PREPACKAGED PLAN. THE BOARD RECOMMENDS A VOTE "FOR" BOTH THE PROPOSALS AND THE PREPACKAGED PLAN.

  The record date for purposes of determining which holders of Old Common Stock are eligible to vote on the Prepackaged Plan and at the Stockholders' Meeting is July 22, 1997 (the "Record Date"). On the Record Date there were 30,078,495 shares of Old Common Stock outstanding, of which there were 1,255 holders of record. Stockholders are not required to vote at the Stockholders' Meeting in order to vote on the Prepackaged Plan. It is important that all Stockholders vote to accept or to reject the Prepackaged Plan because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only holders who vote will be counted. Failure by a holder to send a duly completed and signed Ballot will be deemed to constitute an abstention by such holder with respect to a vote on the Prepackaged Plan. Abstentions as a result of not submitting a duly completed and signed Ballot will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV, and "VOTING PROCEDURES AND REQUIREMENTS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  WHETHER OR NOT YOU ARE ABLE TO ATTEND THE STOCKHOLDERS' MEETING, YOUR VOTE BY PROXY IS VERY IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. STOCKHOLDERS WHO COMPLETE A PROXY WITH RESPECT TO THE STOCKHOLDERS' MEETING SHOULD ALSO DULY COMPLETE AND SIGN A BALLOT IN ORDER TO VOTE ON THE PREPACKAGED PLAN.

  Proxies and Ballots are being solicited by and on behalf of the Board. All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement/Prospectus, will be borne by the Company. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of the Company in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of Old Common Stock held of record by such persons, and the Company may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. To assure the presence in person or by proxy of the largest number of Stockholders possible, MacKenzie Partners, Inc., the Information Agent, has been engaged to solicit Proxies on behalf of the Company for a customary fee plus reasonable out-of-pocket expenses.

PURPOSE OF STOCKHOLDERS' MEETING

  The purpose of the Stockholders' Meeting is to consider the proposals (the "Proposals") set forth in this Proxy Statement/Prospectus to approve the Charter Amendment, to approve the New Common Stock Issuance, and to approve the Stock Award and Incentive Plan. Approval of the Charter Amendment is a condition to the consummation of the Exchange Restructuring.

THE CHARTER AMENDMENT

  The Board has unanimously adopted a resolution approving, subject to consummation of the Exchange Restructuring, the amendment of Article IV of the Company's Certificate of Incorporation as more fully described herein (the "Charter Amendment"). The purposes and effects of the Charter Amendment are, among other things, to reduce the number of outstanding shares of common stock in order to have enough authorized and unissued shares to issue shares of New Common Stock in the Exchange Restructuring in exchange for the 12.5% Notes and the Warrant Shares to be issued pursuant to the exercise of the Warrants, such Warrants to be issued to Stockholders on the Restructuring Date. In order to provide for the authorization of a sufficient number of shares of New Common Stock that are unissued (and not reserved for issuance pursuant to stock options or other rights), the Charter Amendment will effect the Reverse Split. The Reverse Split will likely also have the effect of increasing the trading price of the common stock of the Company from where it would otherwise trade in the absence of the Reverse Split assuming the aggregate market capitalization of the Company remains constant. Such increase may, although there is no assurance that it will, (i) enhance the attractiveness of such common stock to certain institutional investors whose investing guidelines require that the securities that they purchase meet certain minimum trading price criteria, (ii) permit investors to purchase such common stock from broker/dealers on margin in accordance with applicable regulations and
(iii) militate in favor of continued listing of such common stock on the Nasdaq National Market. In addition, the Charter Amendment will increase the par value of the authorized common stock of the Company from $.01 per share to $.05 per share so as to preserve the value of the Company's Stated Capital on the Company's Balance Sheet. The Charter Amendment is set forth in its entirety in Annex I to this Proxy Statement/Prospectus. The Charter Amendment is necessary to permit the Company to consummate the Exchange Restructuring.

  THE AFFIRMATIVE VOTE OF THE MAJORITY OF THE OUTSTANDING SHARES OF OLD COMMON STOCK ENTITLED TO VOTE ON THE PROPOSALS IS REQUIRED FOR APPROVAL OF THE CHARTER AMENDMENT. ACCORDINGLY, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE EFFECT OF A VOTE AGAINST THE PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE CHARTER AMENDMENT.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE CHARTER AMENDMENT.

THE NEW COMMON STOCK ISSUANCE

  The Board has unanimously adopted a resolution approving, as part of the Exchange Restructuring, the issuance of up to 35,482,632 shares of New Common Stock pursuant to the Exchange Restructuring. Upon exchange of their 12.5% Notes, the Noteholders, in the aggregate and as of the Exchange Date, would receive 24,062,796 shares of New Common Stock, which would represent 80% of the outstanding shares of New Common Stock after giving effect to the Exchange Restructuring (excluding the New Common Stock issuable upon exercise of the Warrants) based on the number of shares outstanding as of the Record Date. As a result of the Reverse Split, holders of Old Common Stock immediately prior to the Restructuring would receive, in the aggregate, 6,015,699 shares of New Common Stock, which would represent 20% of the outstanding shares of New Common Stock after giving effect to the Exchange Restructuring. In addition, the holders of Old Common Stock would receive Warrants exercisable for an additional 5,263,736 shares of New Common Stock (subject to adjustment) immediately after consummation of the Restructuring. The approval by the Stockholders of the New Common Stock Issuance may be required by the applicable rules of the National Association of Securities Dealers, Inc. (the "NASD").

  The New Common Stock Issuance will not take effect unless and until the Charter Amendment is approved and filed with the Secretary of the State of Delaware and the Exchange Restructuring has been consummated.

  THE NEW COMMON STOCK ISSUANCE REQUIRES THE APPROVAL OF A MAJORITY OF THE HOLDERS OF THE OLD COMMON STOCK REPRESENTED AT THE STOCKHOLDERS' MEETING. ACCORDINGLY, ABSTENTIONS OR BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE VOTE ON THE PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE NEW COMMON STOCK ISSUANCE.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NEW COMMON STOCK
ISSUANCE.

THE STOCK AWARD AND INCENTIVE PLAN

  Should the Stock Award and Incentive Plan be approved by the Stockholders, the Company would be permitted to grant options, stock appreciation rights and other stock-based awards (together, "New Options") for up to 3,000,000 shares of the Company's Common Stock (approximately 10% of the New Common Stock outstanding immediately following the Restructuring). Holders of options outstanding prior to the Restructuring ("Old Options") will not be entitled to receive Warrants pursuant to the Restructuring unless such holders exercise their Old Options prior to the consummation of the Restructuring. Grants of New Options and vesting schedules with respect to New Options are to be determined by the Board. If the Restructuring is consummated the Company intends to grant New Options in exchange for all then outstanding employee stock options and stock appreciation rights ("SARs"), which would then be cancelled. The number of shares available under the Stock Award and Incentive Plan will be reduced to the extent that shares of the Company's Common Stock remain subject to outstanding option grants under any of the Company's other stock-based incentive plans.

  Promptly following the consummation of the Restructuring, the Company's management intends to propose to the reconstituted board of directors a management incentive plan which will consist primarily of options to purchase New Common Stock in accordance with the Stock Award and Incentive Plan. The proposed details of such plan are set forth more fully in "Discussion of Proposals--Stock Award and Incentive Plan."

  If approved by a majority of the voting Old Common Stock represented at the Stockholders' Meeting, the Stock Award and Incentive Plan will be effected regardless of whether or not the Restructuring is effected or the Charter Amendment is approved and filed. For more information on the Stock Award and Incentive Plan, see "STOCK AWARD AND INCENTIVE PLAN."

  THE AFFIRMATIVE VOTE OF THE MAJORITY OF THE SHARES OF OLD COMMON STOCK ENTITLED TO VOTE AND REPRESENTED AT THE STOCKHOLDERS' MEETING ON THE PROPOSALS IS REQUIRED FOR APPROVAL OF THE STOCK AWARD AND INCENTIVE PLAN. ACCORDINGLY, ABSTENTIONS WILL HAVE THE EFFECT OF A VOTE AGAINST THE PROPOSAL WHILE BROKER NON-VOTES WILL NOT AFFECT THE OUTCOME OF THE VOTE ON THE PROPOSAL. UNLESS INSTRUCTED TO THE CONTRARY IN THE PROXY, THE SHARES REPRESENTED BY THE PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE STOCK AWARD AND INCENTIVE PLAN.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE STOCK AWARD AND INCENTIVE PLAN.

VOTING OF PROXIES

  All shares represented by a properly executed Proxy will be voted at the Stockholders' Meeting in accordance with the directions on such Proxy. If no direction is indicated on a properly executed Proxy, the shares covered thereby will be voted in favor of the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan.

  In the event that sufficient votes in favor of the Charter Amendment and the New Common Stock Issuance are not received by the time scheduled for the Stockholders' Meeting, or if any of the other conditions to the consummation of the Exchange Restructuring and the other elements of the Exchange Restructuring are not satisfied, the persons named as proxies may propose one or more adjournments of the Stockholders' Meeting to permit further solicitation of Proxies with respect to such proposals or to permit the satisfaction of any such condition. Any such adjournment will require the affirmative vote of a majority of the voting power present or represented at the Stockholders' Meeting.

VOTING RIGHTS; QUORUM

  Pursuant to the Company's Restated Certificate of Incorporation, as amended, Stockholders will be entitled to one vote per share at the Stockholders' Meeting. The presence, either in person or by properly executed Proxy, of the holders of a majority of the shares of Old Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting. There is no quorum or minimum number of votes required to be cast with respect to the Prepackaged Plan.

NO DISSENTERS' RIGHTS

  Stockholders have no appraisal or dissenters' rights with respect to the Charter Amendment, the New Common Stock Issuance or the Stock Award and Incentive Plan.

REVOCATION OF PROXIES

  A stockholder who has executed and returned a Proxy may revoke it at any time before it is voted by executing and returning a Proxy bearing a later date, by giving written notice of revocation to the Secretary of the Company or by attending the Stockholders' Meeting and voting in person.

PREPACKAGED PLAN

  The Exchange Restructuring is conditioned on, among other things, 100% of the outstanding 12.5% Notes being validly tendered pursuant to the Exchange Restructuring. If less than 100% of the holders tender their 12.5% Notes pursuant to the Exchange Restructuring but the requisite acceptances of the Prepackaged Plan are received from both Noteholders and Stockholders, the Company intends instead to pursue the financial restructuring of the Company by means of the filing of a petition under Chapter 11 of the United States Bankruptcy Code and of a "Prepackaged Plan." The Prepackaged Restructuring may be effected with the approval of a minimum of two-thirds of the principal amount and a majority in number of the Noteholders voting on the Prepackaged Plan and of a minimum of at least two-thirds in number of shares of Old Common Stock voting on the Prepackaged Plan. If the Prepackaged Restructuring is pursued, the Company expects that the New Common Stock Issuance and an amendment to the Company's Certificate of Incorporation substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan. Accordingly, this Proxy Statement/Prospectus also serves as a solicitation of acceptances by the Company for the acceptance of the Prepackaged Plan. See "SUMMARY OF THE PLAN" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV and Plan of Reorganization of Merisel, Inc., under Chapter 11 of the Bankruptcy Code, attached to the Exchange Restructuring Prospectus as Appendix I.

  The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the United States Bankruptcy Code. However, if a majority of Stockholders elect not to support the Restructuring after their review of all the facts and circumstances existing at that time, the Company does not presently believe that attempting to force confirmation of the Prepackaged Plan under the "cram-down" provisions would necessarily be in the best interests of the Company and the Company has no present intention to do so. Although the Limited Waiver Agreement requires, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations), the filing of a Chapter 11 petition on the Prepackaged Plan and that the Company take steps that are both necessary and desirable to confirm the Prepackaged Plan, the Agreement does not by its terms require that the Company seek confirmation of the

Prepackaged Plan under the cram-down provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan. Moreover, the Company has specifically rejected requests by representatives of the Ad Hoc Noteholders' Committee, both before and after the execution of the Limited Waiver Agreement, for the Company's agreement to proceed with confirmation of the Prepackaged Plan under those provisions. Accordingly, for the foregoing reasons, unless the requisite Stockholder acceptances have been obtained for the Prepackaged Plan, the Company does not currently believe filing a Chapter 11 petition to seek confirmation of the Prepackaged Plan under the cram-down provisions would be consistent with its fiduciary obligations as presently conceived or be both necessary and desirable.

  The Ad Hoc Noteholders Committee has advised the Company that it disputes the Company's interpretation of the Limited Waiver Agreement in this regard and believes that the Company is obligated to file and confirm the Prepackaged Plan regardless of the outcome of the Stockholder vote.

                          BACKGROUND OF RESTRUCTURING

  In 1995, the Company incurred a net loss of $83.9 million. This loss was principally the result of several large fourth quarter adjustments totaling $89.4 million. Approximately $25,800,000 of the fourth quarter adjustments related to adjustments to trade accounts payable balances for price protection, return to vendors and inventory receipt related issues, such as short shipments, identified through the vendor reconciliation process. An additional $8,200,000 charge was taken due to changes made in estimates to certain asset and liability values. The Company also determined that portions of the carrying values of certain of its long-lived assets and identifiable intangibles would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of December 31, 1995, for a total adjustment of $51,400,000. Of that amount, $30,000,000 represented an impairment of long-lived assets associated with the Company's Computerland franchise business, and $1,900,000 represents an impairment loss for the writedown of the net assets in the Company's Australian business to their realizable value. The Computerland franchise business and the Australian businesses were both subsequently sold. The remaining impairment charge for $19,500,000 was taken against costs associated with the Company's ongoing computer system conversion. The Company recorded this charge in order to adjust capitalized development and implementation costs to their estimated fair value. Additionally, the Company's European distribution center experienced system software start-up problems which created shipping and receiving errors that resulted in a charge of $1.5 million, while another $2.5 million charge was taken to expense such start-up costs.

  Due to these substantial losses, the Company was required in April 1996 to negotiate with the lenders under its various financing agreements to amend such agreements and to waive certain defaults, which amendments and waivers were obtained.

  In connection with such negotiations, the Company developed and implemented a business plan for the remainder of fiscal 1996 (the "1996 Business Plan") that focused on maximizing cash flow by controlling costs, curtailing non-essential capital expenditures, limiting investments and concentrating on its more profitable areas of operations and product lines and slowing growth in its less profitable areas of operations. The 1996 Business Plan assumed that the Company would not return to profitability until the fourth quarter of 1996. At the same time, the Company recognized that, in order to meet its obligations in 1997, it needed to engage in some combination of asset sales, refinancing of its borrowings and obtaining new sources of financing.

  Concurrently with the implementation of the 1996 Business Plan, the Company actively explored all of its strategic options, including the sale of the Company, with the assistance of Merrill Lynch & Co. This ultimately led to the Company's sale of its European, Mexican and Latin American operations in September of 1996 after attempts to sell the entire Company proved unsuccessful. In connection with this sale Merisel Americas and certain of its lenders agreed in October 1996 to amend (1) the Amended and Restated Revolving Credit Agreement, dated as of December 23, 1993, as amended, among Merisel Americas and Merisel Europe as borrowers, the Company as guarantor, and the lenders party thereto (the "Revolving Credit Agreement"), and (2) the Amended and Restated Senior Note Purchase Agreement, dated as of December 23, 1993, as amended, by and among each of the purchasers named therein, Merisel Americas as issuer, and the Company (the "Senior Note Purchase Agreement, and, together with the Revolving Credit Agreement, the "Operating Companies' Senior Debt") relating to the 11.5% Notes to extend the final maturities of such indebtedness until January 31, 1998. In connection with such amendments, the Company was required to obtain, and did obtain, an amendment of the Amended and Restated Subordinated Note Purchase Agreement, dated as of December 23, 1993, as amended, by and among each of the purchasers named therein and Merisel Americas (the "Subordinated Note Purchase Agreement" and, together with the Operating Companies' Senior Debt, the "Operating Companies' Loan Agreements") relating to the Subordinated Notes.

  These Operating Companies' Loan Agreements permitted the Company to make interest payments on the 12.5% Notes with the provision that if the interest payments due on June 30, 1997 and December 31, 1997 were paid, an additional $40,000,000 and $30,000,000 of the indebtedness under the Operating Companies' Loan Agreements would be required to be amortized in each of these periods, respectively. The Company did not believe that it could satisfy these obligations without a restructuring of the 12.5% Notes and the Operating Companies' Loan Agreements.

  In January 1997, along with its emphasis on rebuilding profitable sales growth, the Company retained Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") as financial advisor to assist it in restructuring its debt. The Company did not seek or obtain any opinion from DLJ as to the fairness of the Restructuring or otherwise in connection with their engagement. See "ADVISORS AND REPRESENTATIVES" in Part A of the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  Shortly thereafter, the Company commenced negotiations with an ad hoc committee of holders of 12.5% Notes (the "Ad Hoc Noteholders Committee"). Effective April 14, 1997, the Company and holders of more than 75% of the outstanding principal amount of its 12.5% Notes entered into the Limited Waiver Agreement, as described below. The following are the members of the Ad Hoc Noteholders Committee: Turnberry Capital Management, Baker Nye Advisers, Inc., Monarch Management Group Limited, Robert Fleming, Inc., Fisher Ewing Partners and York Capital Management. The Company does not have complete information regarding the beneficial ownership of the 12.5% Notes (including, without limitation, the identity of the Consenting Noteholders), and is unaware of any affiliations between the Noteholders, on the one hand, and the officers and directors of the Company, on the other hand. The Limited Waiver Agreement requires that, on the Exchange Date, the Board shall be composed of members acceptable to the Ad Hoc Noteholders Committee and the Company. See "MANAGEMENT--Post-Restructuring Board Configuration." The Ad Hoc Noteholders Committee was assisted in analyzing and negotiating the Restructuring with the Company by Chanin and Company LLC ("Chanin"), but did not seek or obtain any opinion from Chanin as to the fairness of the Restructuring or otherwise in connection with their engagement. See "ADVISORS AND REPRESENTATIVES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

THE LIMITED WAIVER AGREEMENT

  Effective April 14, 1997, the Company entered into an agreement (the "Limited Waiver Agreement") with holders of more than 75% of the outstanding principal amount of its 12.5% Notes (the "Consenting Noteholders"). Pursuant to the terms of the Limited Waiver Agreement, upon the fulfillment of certain conditions, the Consenting Noteholders would exchange their 12.5% Notes for New Common Stock in accordance with the terms of the Restructuring. The Limited Waiver Agreement provides that, immediately after the consummation of the Exchange Restructuring, the Company would issue to the holders of Old Common Stock Warrants to purchase shares of New Common Stock. See "DESCRIPTION OF THE WARRANTS."

  In the event that less than 100% of the aggregate principal amount of the 12.5% Notes are tendered in the Exchange Offer but at least two-thirds in principal amount and a majority in number of the holders of the 12.5% Notes and at least two-thirds of the Stockholders voting have voted in favor of the Prepackaged Plan, the Holding Company has agreed to file the Prepackaged Plan under Chapter 11 of the U.S. Bankruptcy Code and the Consenting Noteholders have agreed to vote in favor of the Prepackaged Plan.

  While the Limited Waiver Agreement is in effect, the Consenting Noteholders have agreed to waive any default arising from the nonpayment of interest due in 1997 on the 12.5% Notes. Interest will continue to be due and payable on the outstanding 12.5% Notes that have not consented to the waiver at the time such payments are due; however, such holders will not be able to accelerate the payment of the principal of the 12.5% Notes under the terms of the Indenture governing the 12.5% Notes.

  The Limited Waiver Agreement also requires that, on the Exchange Date, the Board shall be composed of members acceptable to the Ad Hoc Noteholder Committee and the Company. See "MANAGEMENT--Post Restructuring Board Configuration." Upon the consummation of any extraordinary transaction (as defined in the Warrant Agreements) prior to January 1, 1998, including a merger or sale of substantially all of the assets of the Company, or the agreement of the Company to perform an extraordinary transaction entered into prior to January 1, 1998, the Warrants must remain outstanding and be exercisable in exchange for common stock of the Company or common stock of the acquiring company unless such extraordinary transaction is approved by at least 85% of the outstanding New Common Stock then outstanding.

  The Limited Waiver Agreement shall terminate and the obligations to pay interest on the 12.5% Notes shall be reinstated if (a) on the earliest to occur of (i) the day before the first date on which the Exchange Offer could be closed, (ii) the day before the last date on which ballots in respect of the Prepackaged Plan may be submitted, and (iii) October 31, 1997, (1) the Company and the other parties to the Operating Companies Loan Agreements shall have failed to enter into the Extension (as described below) or (2) the Company shall have failed to consummate a refinancing of all of the indebtedness outstanding under the Operating Companies' Loan Agreements on terms satisfactory to the Consenting Noteholders; (b) the Exchange Restructuring is not closed by August 31, 1997, unless Chapter 11 proceedings relating to the Prepackaged Plan have commenced; (c) in the event Chapter 11 proceedings are commenced, the Prepackaged Plan is not substantially consummated by October 31, 1997; (d) the Company has changed the terms of the Exchange Restructuring or Prepackaged Plan so as to be inconsistent with the terms contemplated by the Limited Waiver Agreement; (e) there occurs an "Event of Default" under any of the Operating Companies' Loan Agreements after the date specified in the Limited Waiver Agreement; (f) the Company's Certificate of Incorporation shall not have been amended so as to authorize enough shares of common stock to effectuate the Exchange Restructuring; or (g) there shall have occurred any material adverse change in the Company's business, assets, operations or condition.

  Certain Noteholders have threatened to sue the Company regarding a purported breach of the Limited Waiver Agreement. The Company does not believe that the Noteholders' claims for breach are valid, and it intends to defend itself vigorously should a suit be commenced. Due to the fact that no suit has yet been filed and no discovery has taken place, it is premature to predict the outcome with any certainty.

THE EXTENSION UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS

  As of April 14, 1997, the Company had entered into an agreement in principle (the "Extension") with 100% of the holders of the loans made and notes issued under the Operating Companies' Loan Agreements, pursuant to which all of such holders have agreed, subject to execution of definitive documentation and certain other conditions, to extend the maturities under their respective Operating Companies Loan Agreements to January 31, 1999. In consideration of the Extension, the Company has agreed to pay certain fees and additional interest, as described below.

  While the Restructuring is being implemented, all of the holders of loans made and notes issued under the Operating Companies' Loan Agreements have agreed to waive any default or cross-default resulting from the non-payment of interest in respect of the 12.5% Notes, the commencement of either the Exchange Restructuring or the Prepackaged Plan, or certain other events that might otherwise cause the Company to default under the relevant agreements. In addition, all of the holders of indebtedness under the Operating Companies Loan Agreements have agreed to execute amendments to the relevant agreements to reflect the extension of their indebtedness provided that (i) the amendments with respect to the Revolving Credit Agreement and the Senior Note Purchase Agreement shall not become effective until they have been signed by the holders of all such instruments, and (ii) none of the amendments shall become effective unless the Exchange is closed on or prior to August 31, 1997 or the Prepackaged Plan or a similar plan has been substantially consummated on or prior to October 31, 1997.

  In consideration for the waivers, the Company has agreed to pay certain fees and additional interest, as described below. The fees payable under the Extension include a fee equal to 1.5% of the outstanding principal amount owed to each holders of indebtedness under the Operating Companies' Loan Agreement. In addition, the Company will owe to the holders of Operating Companies' Senior Debt a 2% fee upon the closing of the Restructuring, as well as fees of
(i) .25% on January 31, 1998, (ii) 0.5% on April 30, 1998 and (iii) .75% on
July 31, 1998. The interest rate on the Operating Companies' Senior Debt will increase 0.5% each quarter commencing January 31, 1998 on the debt that remains outstanding at that time. The interest rate on the Subordinated Notes will also increase by 0.5% each quarter commencing January 31, 1998 and continuing for three quarters thereafter. The Company would have the right to prepay such debt at anytime without penalty.

  The Extension shall terminate if (a) the Exchange Restructuring is not closed by August 31, 1997, unless Chapter 11 proceedings pursuant to the Prepackaged Plan have been commenced, (b) in the event Chapter 11 proceedings are commenced, the Prepackaged Plan is not substantially consummated by October 31, 1997; (c) the Company has changed the terms of the Exchange Offer or Prepackaged Plan so as to be inconsistent with the terms contemplated by the Extension; (d) there occurs an "Event of Default" under any of the Operating Companies' Loan Agreements or certain other agreements; (e) the Company's Certificate of Incorporation shall not have been amended so as to authorize enough shares of common stock to effectuate the Exchange Restructuring; (f) there shall have occurred any material adverse change in the Company's business, assets, operations or condition; or (g) the Company, Merisel Americas and Merisel Europe materially breach any obligations under the Extension.

                         PURPOSE OF THE RESTRUCTURING

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization (through a reduction of debt levels, an extension of principal repayments and a relaxation of operating covenants) to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's outstanding debt obligations by $125 million, to levels which the Company believes can be supported by its projected cash flow, to replace a significant portion of the Company's indebtedness with New Common Stock and to amend the covenants and final maturity on its Operating Companies' indebtedness. Interest charges will be substantially reduced and stockholders' equity will be substantially increased as a result of the Restructuring.

  In addition, implementation of the Restructuring will enable the Company to avoid certain significant amortization payments totalling $40 million which would be due under the Operating Companies' Loan Agreements if the Company were to pay interest on the 12.5% Notes that was due on June 30, 1997, subject to a 30 day grace period. If the Company has not paid the interest due on the 12.5% Notes by July 30, 1997, an event of default will occur with respect to the 12.5% Notes entitling the holders to accelerate the maturity thereof. While the Limited Waiver Agreement is in effect, such interest payments have been waived by in excess of 75% of the holders of 12.5% Notes and the holders of the Operating Companies' indebtedness have waived any cross-default arising from the non-payment of such interest. Failure to consummate the Restructuring could result in such amortization payments becoming due as well as interest payment obligations on the 12.5% Notes being reinstated. The Company has been informed by holders of in excess of 25% of the 12.5% Notes that if the Stockholders fail to approve the Charter Amendment, and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such holders intend to accelerate all of the indebtedness outstanding under the 12.5% Notes. ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY SUCH OBLIGATIONS WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS OR OBTAINING ADDITIONAL WAIVERS OR AMENDMENTS TO SUCH AGREEMENTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING, WAIVERS OR AMENDMENTS.

  If the Company determines that it is, or will be unable to complete the Restructuring, the Company will consider all financial alternatives available to it at such time, which may include the sale of all or part of the Company's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, (including refinancing the indebtedness under the Operating Companies' Loan Agreements or seeking waivers thereunder) or the commencement of a Chapter 11 case with or without a preapproved plan of reorganization. There can be no assurance, however, that any alternative restructuring would result in a reorganization of the Company rather than a liquidation, or that any such reorganization would be on terms as favorable to the Noteholders and Stockholders as the terms of the Prepackaged Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Noteholders and Stockholders to recover their investments would be even more impaired than under the Prepackaged Restructuring and would be substantially delayed. A non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers.

RESTRUCTURING FINANCIAL CONSIDERATIONS

  In connection with the development of its Restructuring proposal, the Board, with the assistance of DLJ, conducted a review of certain financial information with respect to the Company and the proposed transactions contemplated by the Restructuring. The Company did not seek or obtain any opinion from DLJ as to the fairness of the Restructuring or otherwise in connection with their engagement, and DLJ did not make any assessment or recommendation to the Company with respect to the Restructuring. DLJ relied upon and assumed the accuracy and completeness of all the financial projections and other information that was available to it from public sources or that was provided to or discussed with it by the Company, the Board or their respective representatives. The Board also reviewed a liquidation analysis prepared by the Company's management. Based upon the foregoing, the Board determined that, in its judgment, the terms of the Restructuring are in the best interests of the Company and its shareholders. The following paragraphs summarize the financial information reviewed by the Board and the factors the Board considered.

  Background of the Restructuring Financial Analysis. The Board reviewed the Company's business plan and projections and the various factors influencing the computer products distribution industry which historically had affected the Company's operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Board also was aware of the significant amortization payments that would otherwise be required upon the payment of interest on the 12.5% Notes next due on July 30, 1997 absent a Restructuring, and that the Company's projected cash flow would be insufficient to satisfy such debt service requirements during 1997.

  Restructuring Valuation. The Board evaluated the Restructuring in the context of the implied value of the Common Stock proposed to be exchanged for 12.5% Notes based on recent trading prices of the 12.5% Notes and the amount owed on the 12.5% Notes. The 12.5% Notes were trading at 93.5% of principal amount on May 13, 1997 in the over-the-counter market which values the 12.5% Notes at $116.9 million in the aggregate. See "MARKET AND TRADING INFORMATION." Based on their receiving 80% of the restructured equity of the Company, this value would imply an equity valuation for 100% of the equity at $146.1 million. Assuming the Restructuring closed on June 30, 1997, the accrued claim of principal and interest on the 12.5% Notes would be $132.8 million. Based on the 12.5% Notes receiving 80% of the restructured equity of the Company, this would imply an equity valuation of $166.0 million if the 12.5% Notes were to receive a full recovery. In preparing and reviewing such analysis, the Company reviewed financial and operating performance of the Company and its principal competitors, including growth rates, working capital utilization, margins, profitability and capitalization. In addition, the Company reviewed implied valuation multiples of the Company and the market multiples of its principal competitors based upon trailing and projected financial performance, and reviewed valuation multiples of companies in other distribution industries by comparing how their valuation was impacted by, among other things, size, margins, leverage and growth rates. The Company also reviewed recoveries of various classes of creditors in other restructurings. The market analysis of competitors' multiples showed average market multiples for total enterprise value to EBITDA for the preceding twelve months
("LTM EBITDA") of 11.4x for comparable full-line distributors, 6.3x for comparable aggregators and 7.4x for comparable electronics distributors. Based on these market multiples and observations regarding factors that influence such valuation multiples, the Company used a 7.5x total enterprise value to LTM EBITDA multiple in the preparation of the liquidation analysis described below.

  Liquidation Analysis. Based on its own projections and the market analysis of competitors' multiples described above, the Company prepared a liquidation analysis, which is included in the Disclosure Statement. See "LIQUIDATION ANALYSIS" in Part B to the Exchange Restructuring Prospectus, attached hereto as Annex IV. The liquidation analysis compares the consideration estimated to be available for distribution in the event of a liquidation proceeding of the Company under Chapter 7 of the Bankruptcy Code to the economic terms of the Restructuring. The liquidation analysis estimates the gross value available for distribution in such a liquidation at $63.1 million, less administrative expenses including trustee and professional fees of $7.4 million. Accordingly, under such analysis the net proceeds available to Noteholders and Stockholders would be $55.7 million. Based on the Noteholders claim of $125 million plus accrued and unpaid interest to the date of liquidation, the liquidation would net such Noteholders less than a 42% recovery on their claims and leave existing holders of Old Common Stock with no consideration, assuming a strict priority distribution.

  The liquidation analysis makes numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the Company's control. Moreover, the methods and assumptions used in preparing the liquidation analysis involve significant elements of subjective judgment on the part of the Company and may or may not prove to be correct. Estimates contained in the liquidation analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than such estimates. For a discussion of the assumptions used in preparing the liquidation analysis, see "LIQUIDATION ANALYSIS--Notes to Liquidation Analysis" in the Disclosure Statement.

                          DISCUSSION OF THE PROPOSALS

CHARTER AMENDMENT

  The Board has unanimously adopted resolutions proposing that the Company's Restated Certificate of Incorporation, as amended, be amended by the Charter Amendment. The purpose of the Charter Amendment is to increase the number of authorized but unissued shares of common stock of the Company so as to ensure that a sufficient number of such shares are available for issuance pursuant to the Exchange Restructuring. Should the Exchange Restructuring be accepted by the requisite 100% of Noteholders and thereafter consummated, an aggregate of 24,062,796 shares of New Common Stock will be issued to the Noteholders in exchange for their 12.5% Notes and 6,015,699 shares of New Common Stock will be issued to existing Stockholders. In addition, 5,263,736 Warrants, exercisable for an aggregate of 5,263,736 shares of New Common Stock (subject to adjustment), will be issued to the Company's Stockholders.

  The Charter Amendment will not be effective unless and until it is filed with the Secretary of State of Delaware. The Board has reserved the right, pursuant to Section 242(c) of the DGCL, to abandon such amendment even if the Charter Amendment is authorized by the Stockholders. However, if the Charter Amendment is authorized by a vote of the Company's Stockholders, the Board intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

  The Charter Amendment, if filed with the Secretary of State of Delaware, would amend the Certificate of Incorporation to (i) effect a one-for-five reverse stock split of the Company's outstanding shares of Old Common Stock such that each share of Old Common Stock immediately prior to the Effective Time will automatically convert into one-fifth of one share of New Common Stock immediately thereafter and (ii) increase the par value of the authorized common stock from $.01 per share to $.05 per share so as to preserve value of the Company's Stated Capital on the Company's Balance Sheet.

  The Company currently has authorized capital stock of 51,000,000 shares, including 50,000,000 shares of Old Common Stock and 1,000,000 shares of preferred stock, $.01 par value. The Charter Amendment will not affect the number of authorized shares of common or preferred stock of the Company.

  Article IV of the Company's Certificate of Incorporation as proposed to be amended and restated pursuant to the Charter Amendment is set forth in its entirety in Annex I to this Proxy Statement/Prospectus. The final text of the Charter Amendment is subject to change in order to meet the requirements as to form that may be requested or required by the Secretary of State's Office of the State of Delaware.

  If the requisite approval by the Stockholders is obtained, the Charter Amendment will be effective upon the close of business on the date of filing of the Charter Amendment with the Delaware Secretary of State. Each certificate representing shares of Old Common Stock immediately prior to the Exchange Restructuring will be deemed automatically, without any action on the part of the Stockholders, to represent one-fifth the number of shares of New Common Stock immediately after the Effective Time. A Stockholder's proportionate ownership interest in the Company will remain unchanged by the Charter Amendment. The New Common Stock issued pursuant to the Charter Amendment will be fully paid and nonassessable. The voting and other rights of the Old Common Stock will not be altered by the Charter Amendment except that each share of the Old Common Stock will represent one-fifth of a share New Common Stock.

  In lieu of issuing any fractional shares of New Common Stock in the Exchange Restructuring, fractional interests in New Common Stock will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock such holders would otherwise be entitled to receive. When the Charter Amendment becomes effective, Stockholders will be asked to surrender certificates representing shares of Old Common Stock in accordance with the procedures set forth in a letter of transmittal to be sent by the Company. Upon such surrender, a certificate representing the shares of New Common Stock will be issued and forwarded to the Stockholders; however, each certificate representing shares of Old Common Stock will continue to be valid and represent shares of New Common Stock equal to one-fifth the number of shares of Old Common Stock (rounded to the nearest whole number). Persons who hold their shares in brokerage accounts or "street name" will not be required to take any further actions to effect the exchange of their certificates.

  IF THE STOCKHOLDERS DO NOT APPROVE THE CHARTER AMENDMENT OR DO NOT EXECUTE THE REQUISITE ACCEPTANCES OF THE PREPACKAGED PLAN, THEN, UNDER THE TERMS OF THE LIMITED WAIVER AGREEMENT, SUCH NOTEHOLDERS WILL NOT BE BOUND TO THE TERMS OF THE RESTRUCTURING. ANY SUBSEQUENT RESTRUCTURING OF THE COMPANY COULD RESULT IN STOCKHOLDERS OF THE COMPANY RETAINING OR RECEIVING SUBSTANTIALLY LESS THAN THE CONSIDERATION PROVIDED FOR IN THE RESTRUCTURING.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.

NEW COMMON STOCK ISSUANCE

  The Stockholder votes with respect to the New Common Stock Issuance will become effective at such time as the Charter Amendment has been filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated and will not be effective otherwise. The Board has unanimously adopted a resolution approving, as part of the Exchange Restructuring, the New Common Stock Issuance. The approval of the New Common Stock Issuance by the Company's Stockholders may be required by the applicable rules of the NASD.

THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL

CERTAIN CONSEQUENCES OF THE RESTRUCTURING

  Stockholders should carefully consider the following material disadvantages to the proposal relating to the Restructuring:

    (a) The issuance of New Common Stock and Warrants pursuant to the Exchange Restructuring or the Prepackaged Plan, as applicable, will result in significant dilution of the equity interests of the existing holders of Old Common Stock as a percentage of the total number of outstanding shares of the common stock of the Company.

    (b) Based upon the current market price of the Old Common Stock (after giving effect to the Reverse Split), the Warrants may be "out of the money" immediately following the Restructuring, and no assurance can be made that the Warrants will ever be "in the money."

    (c) There is currently no trading market for the Warrants and there is no assurance that a trading market will develop.

    (d) There are certain Federal income tax considerations with respect to the Restructuring, including limiting the use of, or reducing, the Company's net operating loss carryovers, although such limit would be greater under the Exchange Restructuring than under the Prepackaged Restructuring.

    (e) Following the Restructuring the ownership of New Common Stock may be substantially more concentrated than the current ownership of Old Common Stock, which may result in an attempt to influence the direction of the Company by one or more large stockholders.

    (f) Commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Holding Company and its subsidiaries, employees, customers and suppliers.

    (g) After the Restructuring is consummated, the Company will still need to refinance its indebtedness under the Operating Companies' Loan Agreements and such refinancing could cause further dilution to holders of the then existing equity interests of the Company, including those of the Noteholders.

  For additional information on the consequences of implementing the Restructuring, see "RISK FACTORS."

STOCK AWARD AND INCENTIVE PLAN

  The Board has adopted, subject to Stockholder approval, the Merisel, Inc. 1997 Stock Award and Incentive Plan (the "Stock Award and Incentive Plan"), which provides for the grant of various types of stock-based compensation to directors, officers and employees of the Holding Company and its subsidiaries which have participants in the Stock Award and Incentive Plan. The Stock Award and Incentive Plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 ("Rule 16b-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The summary that follows is subject to the actual terms of the Stock Award and Incentive Plan, a copy of which is attached hereto as Annex III. Capitalized terms used but not otherwise defined in the summary that follows shall have the respective meanings ascribed to them in the Stock Award and Incentive Plan.

  The Stock Award and Incentive Plan provides for the granting of "incentive stock options" as described in Section 422 of the Code ("ISOs"), non-qualified stock options ("NSOs") or both (collectively, "Options"). Options granted under the Stock Award and Incentive Plan may be accompanied by stock appreciation rights ("SARs"), limited stock appreciation rights ("LSARs") or both (collectively, "Rights"). Rights may also be granted independently of Options. NSOs and Rights may also be accompanied by dividend equivalents ("Dividend Equivalents"). The Stock Award and Incentive Plan also provides for the granting of restricted stock, deferred stock and performance shares (collectively, "Restricted Awards") and other stock- and cash-based awards. The Stock Award and Incentive Plan also permits the plan administrator to authorize loans to Grantees in connection with the grant of awards, on terms and conditions determined solely by the plan administrator. Each of the foregoing awards ("Awards") will be evidenced by an agreement setting forth the terms and conditions applicable thereto.

 Purposes of the Stock Award and Incentive Plan

  The purposes of the Stock Award and Incentive Plan are to reinforce the long-term commitment to the Company's success of those directors, officers, and employees of the Company and its subsidiaries who are or will be responsible for such success; to facilitate the ownership of the Company's stock by such individuals, thereby aligning their interests with those of the Company's stockholders; and to assist the Company in attracting and retaining officers and other employees with experience and ability.

 Eligibility

  Awards may be made by the Committee to any director, officer, or other employee of the Company who is eligible to participate in the Stock Award and Incentive Plan, consistent with the purposes of the Plan; provided that, ISOs may only be granted to employees of the Company.

 Plan Administration

  The Stock Award and Incentive Plan is administered by the Board or a committee of the Board the composition of which will at all times comply with the requirements of Rule 16b-3 under the Exchange Act (the "Committee"). Subject to the terms of the Stock Award and Incentive Plan, the Committee has the right to grant awards to eligible participants and to determine the terms and conditions of Award agreements, including the vesting schedule and exercise price of such Awards, and the effect, if any, of a Change in Control (as defined in the Stock Award and Incentive Plan annexed hereto) on such Awards.

 Shares Subject to the Stock Award and Incentive Plan

  The Stock Award and Incentive Plan covers a maximum of 3,000,000 shares of Old Common Stock and, after the Reverse Split, 3,000,000 shares of New Common Stock, in each case representing approximately 10% of the shares then outstanding; provided that, such number of shares shall be decreased to the extent that shares of New Common Stock remain subject to outstanding Option grants under any of the Company's other stock-based incentive plans. Shares obtainable upon exercise may be treasury, authorized but unissued shares or shares reacquired by the Company. In order to prevent dilution or enlargement of the rights of Grantees, the Stock Award and Incentive Plan permits the Committee to make adjustments to the aggregate number of shares subject to the Stock Award and Incentive Plan or any Award, and to the purchase price to be paid or the amount to be received in connection with the realization of any Award. The Committee has the authority, in the event of any such adjustment, to provide for the cancellation of any outstanding award in exchange for payment in cash or other property.

 Terms and Conditions of Options

  Options will vest and become exercisable over the exercise period, at such times and upon such conditions as the Committee determines and sets forth in the Award agreement. The Committee may accelerate the exercisability of any outstanding Option at such time and under such circumstances as it deems appropriate. Options that are not exercised within ten years from the date of grant, however, will expire without value. Options are exercisable during a Grantee's lifetime only by the Grantee. The Award agreements will contain provisions regarding the exercise of Options following termination of employment with or service to the Company, including terminations due to the death, disability or retirement of the Grantee, or upon a Change in Control. In addition to the terms and conditions governing NSOs, ISOs awarded under the Stock Award and Incentive Plan must comply with the requirements of Section 422 of the Code.

  The Option Price will be as determined by the Committee and may be fully paid in cash, by delivery of New Common Stock previously owned by the Grantee equal in value to the Option Price, by means of a loan from the Company, or by having shares of Common Stock with a Fair Market Value (on the date of exercise), equal to the Option Price, withheld by the Company or sold by a broker-dealer under qualifying circumstances

(or in any combination of the foregoing). A Grantee of an Option Award (and any tandem SAR or LSAR) will not have the rights of a stockholder until certificates for the option shares are actually received.

 Stock Appreciation Rights and Limited Stock Appreciation Rights

  Unless the Committee determines otherwise, a SAR or LSAR (1) granted in tandem with an NSO may be granted at the time of grant of the related NSO or at any time thereafter or (2) granted in tandem with an ISO may be granted only at the time of grant of the related ISO. A SAR will be exercisable only to the extent the underlying Option is exercisable. Tandem SARs and LSARs will terminate upon the termination or exercise of the pertinent portion of the related Option, and the pertinent portion of the related Option will terminate upon the exercise of any such SAR or LSAR.

  Upon exercise of a SAR, the Grantee will receive, with respect to each share subject thereto, an amount equal in value to the excess of (1) the Fair Market Value of one share of New Common Stock on the date of exercise over (2) the grant price of the SAR (which in the case of a SAR granted in tandem with an Option will be the Option Price, and which in the case of any other SAR will be the price determined by the Committee).

  Upon exercise of a LSAR, the grantee will receive, with respect to each share subject thereto, automatically upon the occurrence of a Change in Control, an amount equal in value to the excess of (1) the Change in Control Price of one share of Common Stock on the date of such Change in Control (which in the case of a LSAR granted in tandem with an ISO will be the Fair Market Value), over (2) the grant price of the LSAR (which in the case of a LSAR granted in tandem with an Option will be the Option Price, and which in the case of any other LSAR will be the price determined by the Committee). An LSAR Grantee who is subject to the reporting requirements of Section 16(a) of the Exchange Act, however, will only be entitled to receive such amount if the LSAR has been outstanding for at least six (6) months on the Change in Control date.

 Restricted Awards

  A restricted stock award is an award of New Common Stock that may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of for a period of ten years, or such shorter period as the Committee determines, from the date on which the Award is granted (the "Restricted Period"). The Committee may also impose such other restrictions and conditions on such Award as it deems appropriate. The Committee may provide that the foregoing restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the Award. In addition, the Committee has the authority to cancel all or any portion of any restrictions prior to the expiration of the Restricted Period. A grant of deferred stock creates a right to receive New Common Stock at the end of a specified deferral period. Performance shares are shares of Common Stock subject to restrictions based upon the attainment of performance objectives. Such performance objectives may be based on various financial measures of the Company's performance. In addition, performance goals may be based upon a Grantee's attainment of specific objectives set by the Company for that Grantee's performance.

  Upon the award of any restricted stock or performance shares, the Grantee will have the rights of a stockholder with respect to the shares, including dividend rights, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the Grantee's Award agreement. Upon an award of deferred stock, the Grantee will not have stockholder rights, other than the right to receive dividends, during the specified deferral period.

 Dividend Equivalents

  Dividend Equivalents may be granted in conjunction with NSOs and in conjunction with Rights that do not relate to ISOs. The value of a Dividend Equivalent is equal to the product of (1) the number of shares of Common Stock subject to the related NSO or Right and (2) the cash dividend payable per share of such Common Stock. Dividend Equivalents may be payable either in cash or in shares of New Common Stock, and payment may occur either as the Dividend Equivalents accrue or at such later time as the related NSO or Right is exercised. Dividend Equivalents expire at the time the related NSO or Right expires, and no dividends are payable or credited with respect to the Dividend Equivalents themselves.

 Other Stock- or Cash-Based Awards

  The Committee may grant New Common Stock as a bonus or in lieu of Company commitments to pay cash under other plans or compensatory arrangements of the Company. The Committee may also grant other stock- or cash-based awards as an element of or supplement to any other Award under the Stock Award and Incentive Plan. Such Awards may be granted with value and payment contingent upon the attainment of specified individual or Company financial goals, or upon any other factors designated by the Committee The Committee may determine the terms and conditions of such Awards at the date of grant or thereafter.

 Death--Termination of Employment--Restrictions on Transfer

  The Award agreements will state whether and to what extent Awards will be exercisable upon termination of employment or service for any reason, including death or disability. In no event may any Option be exercisable more than ten years from the date it is granted. Except as otherwise determined by the Committee in accordance with Rule 16b-3, Options and Rights are not transferable and are exercisable during the Grantee's lifetime only by the Grantee.

 Amendment; Termination

  The Board may terminate or amend the Stock Award and Incentive Plan at any time, except that stockholder approval is required for any such amendment required to fulfill the conditions of Rule 16b-3, Section 162(m) and any other applicable laws (but only if the Company intends to fulfill such requirements). Termination or amendment of the Stock Award and Incentive Plan will not affect previously granted Awards, which will continue in effect in accordance with their terms.

 Anti-Takeover Effect

  The Stock Award and Incentive Plan is designed to provide incentive compensation to management employees of the Company while aligning the interests of management with that of the Stockholders. To achieve these goals, the Stock Award and Incentive Plan provides for the distribution of up to 10% of the outstanding shares of the Company's common stock. Although such options may vest automatically upon a change of control of the Company and may increase the cost of a takeover of the Company, however, the Company does not believe that the implementation and operation of the Stock Award and Incentive Plan will have any material anti-takeover effect.

 Certain Federal Income Tax Considerations

  THE FOLLOWING DISCUSSION OF CERTAIN RELEVANT FEDERAL INCOME TAX EFFECTS APPLICABLE TO AWARDS GRANTED UNDER THE STOCK AWARD AND INCENTIVE PLAN IS A SUMMARY ONLY, AND REFERENCE IS MADE TO THE CODE FOR A COMPLETE STATEMENT OF ALL RELEVANT FEDERAL TAX PROVISIONS. HOLDERS OF AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE REALIZATION OF ANY SUCH AWARDS, AND HOLDERS OF COMMON STOCK PURSUANT TO AWARDS SHOULD CONSULT THEIR TAX ADVISORS BEFORE DISPOSING OF ANY SUCH SHARES. SECTION 16 INDIVIDUALS SHOULD NOTE THAT SOMEWHAT DIFFERENT RULES THAN THOSE DESCRIBED BELOW MAY APPLY TO THEM. Under current Federal income tax laws, Awards under the Stock Award and Incentive Plan will generally have the following tax consequences:

  Non-Qualified Stock Options. A Grantee will generally not be taxed upon the grant of an NSO. Rather, at the time of exercise of such NSO (and in the case of an untimely exercise of an ISO), the Grantee will recognize ordinary income for Federal income tax purposes in an amount equal to the excess, if any, of the Fair Market Value of the shares purchased, over the Option Price and will have a tax basis in such shares equal to the Option

Price, plus the amount taxable as ordinary income to the Grantee. The Company will generally be entitled to a tax deduction at such time and in the same amount as the Grantee recognizes ordinary income.

  If shares acquired upon exercise of an NSO (or upon untimely exercise of an ISO) are later sold or exchanged, then the difference between the sales price and the Fair Market Value of such shares on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss (if the Common Stock is a capital asset of the Grantee) depending upon whether the such shares have been held for more than one year after such date.

  Incentive Stock Options. A Grantee will generally not be taxed upon the grant of an ISO or upon its timely exercise. Exercise of an ISO will be timely if made during its term and if the Grantee remains an employee of the Company at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled employee). Exercise of an ISO will also be timely, if made by the legal representative of a Grantee who dies (1) while in the employ of the Company or (2) within three months after termination of employment. The tax consequences of an untimely exercise of an ISO is the same as those described for NSOs above.

  If New Common Stock acquired pursuant to a timely exercised ISO is later disposed of, the Grantee will, except as noted below with respect to a "disqualifying disposition," recognize long-term capital gain or loss at the time of the disposition (if the Common Stock is a capital asset of the employee) equal to the difference between the amount realized upon such sale and the Option Price. The Company, under these circumstances, will not be entitled to any Federal income tax deduction in connection with either the exercise of the ISO or the sale of such New Common Stock by the Grantee.

  If, however, a Grantee disposes of New Common Stock acquired pursuant to the exercise of an ISO (1) prior to the expiration of two years from the date of grant of the ISO or (2) within one year from the date such New Common Stock is transferred to him upon exercise (a "disqualifying disposition"), generally
(a) the Grantee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the Fair Market Value of the shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the Option Price, and (b) if the New Common Stock is a capital asset of the Grantee, any additional gain recognized will be taxed as short-term or long-term capital gain. At the time of such disqualifying disposition, the Company may claim a Federal income tax deduction only for the amount taxable to the Grantee as ordinary income. Any capital gain recognized by the Grantee will be long-term capital gain if the Grantee's holding period for the shares at the time of disposition is more than one year; otherwise, it will be short-term.

  The amount by which the Fair Market Value of the shares on the exercise date of an ISO exceeds the Option Price will be an item of adjustment for purposes of the "alternative minimum tax" imposed by Section 55 of the Code.

  Exercise with Shares. Special rules may pertain to a Grantee who exercises an Option and pays the Option Price with shares already owned.

  Rights. A Grantee will not be taxed at the time of grant of SARs or LSARs. Upon the exercise of SARs or LSARs (other than a Free Standing Right that is an LSAR), the amount of any cash and the Fair Market Value as of the date of exercise of Common Stock received is taxable to the Grantee as ordinary income. With respect to a Free Standing Right that is an LSAR, however, a Grantee should be required to include as taxable income on the date of a Change in Control an amount equal to the amount of cash that could be received upon the exercise of the LSAR, even if the LSAR is not exercised until a date subsequent to the Change in Control date. The Company will generally be entitled to a deduction at the same time and in an amount equal to the amount included in the Grantee's income. Upon the sale of shares acquired upon the exercise of SARs or LSARs, a Grantee will recognize capital gain or loss (assuming such Common Stock was held as a capital asset) in an amount equal to the difference between the amount realized upon such sale and the Fair Market Value of such New Common Stock on the date that governs the determination of his ordinary income. The capital gain or loss will be long-term or short-term depending upon whether the shares have been held for more than one year after the date on which the income was realized by the Grantee.

  Dividend Equivalents. A Grantee will not be taxed upon the award of a Dividend Equivalent, but will recognize ordinary income in an amount equal to the value of the Dividend Equivalent at the time the Dividend Equivalent becomes payable. The Company will be entitled to a deduction at such time and in the same as the Grantee recognizes ordinary income with respect to the Dividend Equivalent.

  Restricted Awards. In the case of a restricted award, generally, a Grantee will not be taxed upon the grant of such an Award. The Grantee will recognize ordinary income in an amount equal to (i) the Fair Market Value of the Common Stock at the time the shares become transferable or are otherwise no longer subject to a substantial risk of forfeiture (as defined in the Code), minus
(ii) the price, if any, paid by the Grantee to purchase such stock. The Company will be entitled to a deduction at the time when, and in the amount that, the Grantee recognizes ordinary income. However, a Grantee may elect (not later than 30 days after acquiring such shares) to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their Fair Market Value at that time, notwithstanding the fact that such shares are subject to restrictions on transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by the Grantee at the time the restrictions lapse. The Company will be entitled to a tax deduction at the time when, and to the extent that, income is recognized by the Grantee. However, if shares in respect of which such election was made are later forfeited, no tax deduction is allowable to the Grantee for the forfeited shares, and the Company will be deemed to recognize ordinary income equal to the amount of the deduction allowed to the Company at the time of the election.

  Post-Restructuring Stock Option Grants. No awards have been made under the Stock Award and Incentive Plan. However, if the Restructuring is consummated the Company intends, subject to the approval of the post-restructuring Board of Directors, to issue options (the "New Options") to purchase between 2,200,000 and 2,406,280 shares of New Common Stock in exchange for employee stock options and stock appreciation rights that are currently outstanding, which would then be cancelled. If the Restructuring is consummated, the New Options issued immediately after the Effective Date would have an exercise price equal to the average closing price of the New Common Stock on Nasdaq (or such other exchange or over the counter market on which the New Common Stock is trading) over the 30 trading days immediately following the Effective Date provided that the exercise price may not vary more than 10% from the average closing price for the five trading days immediately following the Effective Date. Each issuance of New Options would be exercisable for seven years and would vest 20% on the date such options are granted and 20%, 20% and 40% on the first, second and third anniversary of such date, respectively (with the exception of New Options to purchase approximately 500,000 shares of New Common Stock which would be granted in exchange for options granted generally to all employees except the Chief Executive Officer in January 1997 and which would vest 20% on the date such options are granted and 30% and 50% on the six-month and 12-month anniversary of such date, respectively). The New Options issued immediately after the Effective Date of the Restructuring would include a provision providing for automatic acceleration of vesting in the event of a Change in Control (as defined in the Stock Award and Incentive
Plan).

  The options issued to the Company's executive officers and executive officers as a group in exchange for options and stock appreciation rights currently held are set forth in the table below. The New Options issued immediately after the Effective Date of the Restructuring would include a provision providing for automatic acceleration of vesting in the event of a Change in Control (as defined in the Stock Award and Incentive Plan).

                                                          AVERAGE
                                             CURRENT   EXERCISE PRICE OPTIONS TO
                                            NUMBER OF    OF CURRENT   BE GRANTED
                                           OPTIONS AND  OPTIONS AND   UNDER THE
                    NAME                      SARS          SARS       NEW PLAN
                    ----                   ----------- -------------- ----------
   Dwight A. Steffensen...................    500,000      $2.81        500,000
   James E. Illson........................     85,000       2.59        250,000
   Timothy N. Jenson......................     44,500       6.48         75,000
   Robert J. McInerney....................    200,000       2.00        250,000
   Thomas P. Reeves.......................    205,571       6.29        205,571
   Karen A. Tallman.......................     75,000       1.63         75,000
   James D. Wittry........................     85,000       2.48         85,000
   Executive officers as a group..........  1,195,071       3.30      1,440,571

  THE BOARD OF DIRECTORS BELIEVES THAT THE IMPLEMENTATION OF THE STOCK AWARD AND INCENTIVE PLAN IS IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS ITS APPROVAL BY THE STOCKHOLDERS.

 Vote

  The affirmative vote of the majority of the shares of Old Common Stock entitled to vote and represented at the Stockholders' Meeting, provided a quorum is present, is required for approval of the Stock Award and Incentive Plan. Accordingly, abstentions will have the effect of a vote against the proposal while broker non-votes will not affect the outcome of the vote on the proposal. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted "FOR" the proposal to approve the Stock Award and Incentive Plan.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

      DESCRIPTION OF THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED PLAN

  For a description of the Exchange Restructuring and the Prepackaged Plan, see the Exchange Restructuring Prospectus attached hereto as Annex IV. Also see "Plan of Reorganization of Merisel, Inc., under Chapter 11 of the Bankruptcy Code," attached to the Exchange Restructuring Prospectus as Appendix I.

                        DESCRIPTION OF NEW COMMON STOCK

  The following summary description of the New Common Stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. The New Common Stock is identical in all material respects to the Old Common Stock except for the effects of the Reverse Split and change in par value described herein.

  Immediately after the Restructuring, the Company will have 50,000,000 authorized shares of New Common Stock, and 1,000,000 authorized shares of preferred stock, par value $.01 per share. As of such time, 30,078,495 shares of New Common Stock will be issued and outstanding to approximately 1,255 holders of record, and no shares of preferred stock will be issued and outstanding. 24,062,796 shares of New Common Stock will be issued to Noteholders as of immediately prior to the Restructuring and 6,015,699 shares of New Common Stock will be issued to Stockholders as of immediately prior to the Restructuring in connection with the Restructuring

(not including Warrant Shares and shares issuable upon the exercise of stock options granted to the Company's employees and directors under the Stock Award and Incentive Plan). All of the New Common Stock issued and outstanding as of the Effective Date will be fully paid and nonassessable.

 Distributions

  Subject to such preferential rights as may be granted by the Board of Directors in connection with future issuances of preferred stock, holders of shares of New Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. The Operating Companies' Loan Agreements contain negative covenants that restrict, among other things, the ability of the Company to pay dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference owed to holders of any preferred stock. Holders of New Common Stock will have no preemptive rights and have no rights to convert their New Common Stock into any other securities.

 Voting

  Subject to any preferential rights of holders of preferred stock, stockholders are entitled to one vote per share on all matters to be voted on by stockholders. Matters submitted for stockholder approval require a majority vote of the shares represented and entitled to vote, except, as described below, with respect to the election of directors and the inability of stockholders to take action by written consent, or where the vote of a greater number is required by the DGCL. Article IX of the Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the Stockholders.
Article IX may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock.

 Election of Directors

  Article VIII of the Certificate of Incorporation divides the Board of Directors into three classes, with each class serving a three year term. Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors. Article VIII may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock and subject to the provisions of any preferred stock outstanding.

                            DESCRIPTION OF WARRANTS

  The following is a summary of certain provisions of the Series A Warrant Agreement and the Series B Warrant Agreement (together, the "Warrant Agreements"), and the Warrants (as defined below) to be issued thereunder. For more complete information regarding the Warrant Agreements and the Warrants, reference is made to the Warrant Agreements, a copy of the form of each of which has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part and which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Warrant Agreements.

  This Proxy Statement/Prospectus constitutes the Company's Prospectus with respect to the Warrants (and the New Common Stock issuable upon exercise of the Warrants) to be issued to holders of Old Common Stock immediately after the consummation of the Restructuring.

 General

  Immediately after the consummation of the Restructuring and the Reverse Split, the Company will issue to the holders of Old Common Stock upon surrender of such holders' Old Common Stock certificates, shares of

New Common Stock and warrants to purchase shares of New Common Stock ("Warrant Shares") at an exercise price ("Exercise Price") of (i) $7.15 per share, in the case of the Warrants issued under the Series A Warrant Agreement ("Series A Warrants"), and (ii) $8.68 per share, in the case of Warrants issued under the Series B Warrant Agreement ("Series B Warrants"). Holders of Old Common Stock will receive, for each share of Old Common Stock held, one-fifth of a share of New Common Stock, .0875 Series A Warrants and .0875 Series B Warrants. The holders of Old Common Stock will receive, in the aggregate, 2,631,868 Series A Warrants and 2,631,868 Series B Warrants, exercisable, for 5,263,736 shares of New Common Stock or approximately 17.5% of the New Common Stock after giving effect to the Restructuring, based on 30,078,495 outstanding shares of Old Common Stock as of the Record Date. In lieu of issuing any fractional Warrants in the Restructuring, fractional interests in Warrants will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional Warrants such holders would otherwise be entitled to receive. The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. Following the consummation of the Exchange Restructuring, holders of Old Common Stock will be issued Warrants upon receipt by the Depositary of a duly completed letter of transmittal (to be sent to the Stockholders by the Company promptly after consummation of the Restructuring).

  The terms of the Warrant Agreements and the Warrants, other than the Exercise Price, are identical.

  The Warrants will be exercisable immediately after the consummation of the Restructuring and prior to 5:00 p.m., New York time, on the seventh anniversary of the date of issuance (the "Expiration Date"). The exercise and transfer of the Warrants will be subject to applicable Federal and state securities laws.

  The Warrants may be exercised by surrendering to the Company at its office designated for such purpose the warrant certificates ("Warrant Certificates") evidencing the Warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the Exercise Price. Payment of the aggregate Exercise Price may be made in cash or by certified or official bank check payable to the order of the Company. Upon surrender of the Warrant Certificate and payment of the Exercise Price, the Company will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of full Warrant Shares to which such holder is entitled. No fractional Warrant Shares will be issued upon exercise of the Warrants. If less than all of the Warrants evidenced by a Warrant Certificate are to be exercised, a new Warrant Certificate will be issued for the remaining number of Warrants. The Warrant Shares to be issued upon exercise of the Warrants will be registered under the Securities Act.

  The holders of the Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the holders of the Warrants will be entitled to receive, in lieu of each share of New Common Stock such holders would otherwise be entitled to receive upon exercise of the Warrants, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable in such event with respect to each share of New Common Stock. In the event a bankruptcy or reorganization subsequent to the Restructuring is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court, and the holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

  In the event of a taxable distribution to holders of New Common Stock that results in an adjustment to the number of shares of New Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Considerations."

 Adjustments

  The number of shares of New Common Stock purchasable upon exercise of Warrants and the Exercise Price will be subject to adjustment in certain events including: (i) the issuance by the Company of dividends (and other distributions) on its New Common Stock payable in New Common Stock or other capital stock of the Company, (ii) subdivisions, combinations and reclassification of New Common Stock, (iii) the issuance to all holders of New Common Stock of rights, options, warrants or other securities convertible into New Common Stock entitling them to subscribe for or purchase shares of New Common Stock at a price which is less than the market price per share (as specified in the Warrant Agreements) of New Common Stock, and (iv) the distribution to all holders of New Common Stock of evidences of the Company's indebtedness or assets of the Company or rights, options or warrants to acquire such items.

  No adjustment in the Exercise Price will be required if the transaction giving rise to the adjustment is cancelled or to the extent the warrants become convertible into cash. In addition, the Company shall be entitled, but not required, to make such reductions in the Exercise Price as it in its discretion shall determine to be advisable.

 Reorganizations

  In case of an Extraordinary Transaction (as defined in the Warrant Agreements) (or an agreement by the Company that would result in an Extraordinary Transaction) prior to January 1, 1998, the Warrants shall remain outstanding and be convertible into New Common Stock or into common stock of the acquiring company representing the same percentage of such Common Stock as the Warrants would have received in the Company immediately prior to the consummation of the Extraordinary Transaction (subject to equitable adjustment), unless 85% of the then outstanding New Common Stock approves such transaction.

  In the case of an Extraordinary Transaction agreed to or entered into after January 1, 1998 or to which an 85% vote of the stockholders has been obtained, the Warrants shall be exercisable for the kind and amount of securities, cash or other assets that the holder of the Warrant would have owned immediately prior to the transaction had such holder exercised the Warrant immediately before the consummation of the transaction.

 Amendment

  No provision of the Warrant Agreements may be amended without the consent of a majority of the Warrants where such amendment would have a material adverse effect on the rights of holders of Warrants. In the absence of such a material adverse effect, the Warrant Agreements may be amended by agreement between the Company and the Warrant Agent.

 Governing Law

  The Warrant Agreements and the Warrants will be governed by and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of law.

                    BUSINESS AND PROPERTIES OF THE COMPANY

  For a description of the business and properties of the Company, see "BUSINESS AND PROPERTIES OF THE COMPANY" in the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                               LEGAL PROCEEDINGS

  For a description of material pending legal proceedings of the Company, see "BUSINESS AND PROPERTIES OF THE COMPANY--Legal Proceedings" in the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                      SELECTED HISTORICAL FINANCIAL DATA

  See "SELECTED HISTORICAL FINANCIAL DATA," in Part A to the Exchange Restructuring Prospectus attached hereto as Annex IV.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

  See "PRO FORMA FINANCIAL STATEMENTS," in Part A to the Exchange
Restructuring Prospectus, attached hereto as Annex IV.

                 PROJECTED CONSOLIDATED FINANCIAL INFORMATION

  See "PROJECTED CONSOLIDATED FINANCIAL INFORMATION" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors and executive officers and officers of the Company.

NAME                      AGE (1)                                POSITION
----                      -------                                --------
Dwight A. Steffensen....     53   Chairman of the Board of Directors and Chief Executive Officer
Robert J. McInerney (2).     51   President and Chief Operating Officer
James E. Illson (3).....     44   Chief Financial Officer, Senior Vice President and Assistant Secretary
Timothy N. Jenson.......     38   Vice President-Finance, Treasurer and Assistant Secretary
Karen A. Tallman........     39   Vice President, General Counsel and Secretary
Joseph Abrams...........     61   Director
David L. House..........     54   Director
Dr. Arnold Miller.......     69   Director
Lawrence J. Schoenberg..     65   Director
Thomas P. Reeves........     35   President, Merisel Canada, Inc.
James D. Wittry (4).....     43   Senior Vice President, Merisel Americas, Inc.

--------
(1) As of July 22, 1997

(2) Mr. McInerney was appointed to his position as President and Chief Operating Officer as of February 3, 1997, pursuant to an employment agreement with the Company which has an initial term of three years.

(3) Mr. Illson was appointed to his position as Chief Financial Officer, Senior Vice President and Assistant Secretary as of August 12, 1996, pursuant to an employment agreement with the Company which has an initial term of three years.

(4) Mr. Wittry was appointed to his position as Senior Vice President, Merisel Americas, Inc. as of August 29, 1996, pursuant to an employment agreement with the Company which has an initial term of three years.

DIRECTORS

  The Board presently consists of five members divided into three classes serving staggered terms, with one class of directors elected annually. Class I consists of one director, and Class II and Class III each consist of two directors. The term of the director constituting Class I will expire this year. The term of the directors in Class II extends through 1998, and the term of the directors in Class III extends through 1999. The table below indicates the names of the directors in each class and the expiration of the terms of the directors in each class.

        CLASS I                    CLASS II                  CLASS III
        -------                    --------                  ---------
(TERMS EXPIRING IN 1997)   (TERMS EXPIRING IN 1998)   (TERMS EXPIRING IN 1999)
 Lawrence J. Schoenberg         Joseph Abrams              David L. House
                              Dr. Arnold Miller         Dwight A. Steffensen

  No arrangement or understanding exists between any director or officer and any other person or persons pursuant to which any such person was or is to be selected as a director or officer. None of the directors or officers has any family relationship between them.

  The business experience, principal occupations and employment during the past five years of each of the directors, together with their periods of service as directors and executive officers of the Company, as applicable, are set forth below.

  Dwight A. Steffensen was elected as Chief Executive Officer and Chairman of the Board in February 1996. Mr. Steffensen has been a member of the Board since August 1990. From January 1985 to March 1992, Mr. Steffensen served as a director and Executive Vice President of Bergen Brunswig Corporation ("Bergen"), a pharmaceuticals distributor. From April 1992 to October 1995, Mr. Steffensen served as President and Chief Operating Officer for Bergen. In January 1996, he resigned from Bergen's Board of Directors.

  Joseph Abrams was elected a director of the Company following the acquisition of Microamerica, Inc. ("Microamerica") by the Company in April 1990. Mr. Abrams had previously served as a director of Microamerica from 1983 to April 1990 and also served as President, Chief Operating Officer and Secretary of AGS Computers, Inc. ("AGS"), a software development company, which was a subsidiary of NYNEX Corp., a telecommunications company, from 1988 until his retirement in 1991. He is also a director of Spectrum Signal Processing, a hardware and software electronics company and Phonetel Technologies, a provider of pay telephone services.

  David L. House was appointed to the Board of Directors in March 1994 to fill a vacancy. In October 1996, Mr. House was named Chairman of the Board, President and Chief Executive Officer of Bay Networks, Inc., a marketer of internet working products. From 1974 to 1996, he was employed by Intel Corporation, a manufacturer of microprocessing systems, most recently as Senior Vice President and General Manager of the Enterprise Server group.

  Dr. Arnold Miller was elected to the Board of Directors in August 1989 and was appointed the Governance Director in May 1995. Since its formation in 1987, he has been President of Technology Strategy Group, a consulting firm organized to assist businesses and government in the fields of corporate strategy development, international technology transfer and joint ventures, as well as business operations support. Prior to joining Technology Strategy Group, Dr. Miller was employed at Xerox Corporation, a consumer products and information services company, for 14 years, where his most recent position was Corporate Vice President with responsibility for worldwide electronics operations.

  Lawrence J. Schoenberg was elected a director of the Company following the acquisition of Microamerica in April 1990. Mr. Schoenberg had previously served as a director of Microamerica from 1983 to April 1990. From 1967 through 1990, Mr. Schoenberg served as Chairman of the Board and Chief Executive Officer of AGS. From January to December 1991, Mr. Schoenberg served as Chairman and as a member of the executive committee of the Board of Directors of AGS. Mr. Schoenberg retired from AGS in 1992. He is also a director of Sungard Data Services, Inc., a computer services company, Government Technology Services, Inc., a microcomputer reseller, Penn-America Group, Inc., a casualty insurance company, and Cellular Technology Services, a provider of systems to cellular telephone service providers.

  The Board maintains an Audit Committee, comprised of Dr. Miller and Mr. Schoenberg; an Organization and Compensation Committee, comprised of Messrs. Abrams, House and Schoenberg; an Option Committee, comprised of Messrs. Abrams, House and Schoenberg; and a Nominating Committee, comprised of Dr. Miller, Mr. Schoenberg and Mr. Steffensen.

POST RESTRUCTURING BOARD CONFIGURATION

  Pursuant to the terms of the Limited Waiver Agreement, upon consummation of the Restructuring, the Board of Directors of the Company is intended to be reconstituted so as to be comprised of members acceptable to the Company and the Ad Hoc Noteholders Committee. No financial advisors nor legal advisors will be named to the Board. The Company and the Ad Hoc Noteholders Committee have been in discussions regarding the composition of the Board, but no agreement has been reached. The Company has proposed that Dwight A. Steffensen, Dr. Arnold Miller and James E. Illson be named to the Board, however, until any such agreement is reached, the Company intends that the existing Board will continue as the Board of Directors of the Company.

EXECUTIVE OFFICERS

  Executive officers of the Company are elected by and serve at the discretion of the Board. Set forth below is a brief description of the business experience for the previous five years of all executive officers except those who are also directors. For information concerning the business experience of Mr. Steffensen see "Directors" above.

  Robert J. McInerney. Mr. McInerney joined the Company in February of 1997 in the capacity of President and Chief Operating Officer. From 1994 to 1996 Mr. McInerney served as Executive Vice President at United Capital Corporation, a Long Island based multinational holding company. He was responsible for the P&L, structure and strategy of the corporation's three manufacturing groups. Mr. McInerney is credited with achieving record operating results and increasing profitability for all three groups. From 1981 to 1994 Mr. McInerney was employed by Arrow Electronics, Inc., a distributor of electronic components and systems. He served as president of Arrow's Commercial Systems Group (CSG) from 1987 to 1994 and was responsible for sales, marketing, finance and operations, marketing communications and advertising.

  Mr. James E. Illson. Prior to joining Merisel in August 1996, Mr. Illson served as Senior Vice President and Chief Financial Officer for the Southern California-based grocery chain, Bristol Farms. Mr. Illson was responsible for managing all financial operations. This included implementing business plans, reporting and control systems, and developing short-term and long-term capital strategies. He joined Bristol Farms in 1995. From 1992 to 1995, Mr. Illson was a partner with Kidd, Kamm & Co., a private equity investment firm where he was responsible for activities relating to the acquisition and expansion of portfolio companies. Prior to that, Mr. Illson spent more than 13 years with Deloitte & Touche, most recently as a partner in Deloitte & Touche's reorganization advisory services group.

  Timothy N. Jenson. Mr. Jenson joined the Company in 1993 as Vice President and Treasurer. In 1996, he was promoted to Vice President-Finance, Treasurer and Assistant Secretary. From 1989 to 1993, Mr. Jenson served as Vice President at Citicorp North America, Inc. where he provided financial services, banking products and advisory services to large multinational corporations. He previously served at Bank of America as Vice President of corporate banking, where he was responsible for the financing and banking activities of a portfolio of Corporate Clients.

  Karen A. Tallman. Ms. Tallman joined Merisel in 1997 as Vice President, General Counsel and Secretary. From 1992 to 1997, Ms. Tallman was employed by CB Commercial Real Estate Group, Inc., most recently in the positions of Vice President, Secretary and Senior Counsel. Previously Ms. Tallman was a corporate attorney for nine years at the law firm of Skadden, Arps, Slate, Meagher, Flom LLP.

  Thomas P. Reeves. Mr. Reeves joined Merisel in 1987 as director of International Strategic Planning. From March 1990 to February 1992, Mr. Reeves served as Managing Director of the Company's United Kingdom subsidiary. From February 1992 until August 1994, Mr. Reeves served as the Company's Managing Director of operations in Europe. Mr. Reeves was named Senior Vice President-European Operations in May 1992. In August 1994, he became Senior Vice President-Canadian Operations as well as President of the Company's Canadian subsidiary.

  James D. Wittry. Mr. Wittry joined the Company in August 1996 as Senior Vice President, Sales of Merisel Americas, Inc. From 1994 to 1995, Mr. Wittry was with AST Research as Senior Vice President of the Americas. From 1991 to 1994 he was employed by Ingram Micro. At Ingram Micro, Mr. Wittry held the office of Senior Vice President, U.S. Sales where he managed 800 U.S. Sales and Service associates. Prior to that, Mr. Wittry spent 10 years with Avnet Computers, where he rose to the position of National Computer Sales Director.

SECTION 16 MATTERS

  Section 16(a) of the Exchange Act requires the Company's executive officers and directors to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the Nasdaq National Market, and to furnish the Company with copies of all Section 16(a) forms they file.

  Based on its review of the copies of such forms received by it and on written representations from such persons that no Forms 5 were required for those persons, the Company believes that, during the fiscal year ended December 31, 1996, all filing requirements applicable to its directors and executive officers were complied with.

                            MANAGEMENT COMPENSATION

EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  In October 1995, the Company entered into a retention agreement with Mr. Reeves. The retention agreement provides that if, within one year after a Change of Control of the Company (as defined in the agreement) and prior to August 15, 1998, Mr. Reeves' employment is terminated other than as a result of (i) a "Termination for Cause" (as defined in the agreement), (ii) his death or permanent disability or (iii) his resignation without "Good Reason" (as defined in the agreement), the Company will continue to pay Mr. Reeves' Base Salary for the 180 day-period following such termination and will make a lump-sum payment to Mr. Reeves equal to one-half of the average annual performance bonus received by Mr. Reeves over the three years preceding his termination date.

  The Company intends to enter into an amendment to its retention agreement with Mr. Reeves that will (1) extend its expiration date to July 31, 1999, (2) provide that in the event of a Covered Termination (as defined in the agreement) within one year following a Change of Control he is entitled to a lump sum payment equal to one year's salary plus an amount equal to the average annual performance bonus paid to him over the previous three years and
(3) amend the definition of "Change of Control" to provide that, in addition to the other events that are deemed to constitute a "Change of Control", a "Change of Control" shall be deemed to have occurred if within one year following consummation of the Restructuring either (i) Mr. Steffensen is terminated as Chief Executive Officer by the Company's Board of Directors or
(ii) the Company breaches its employment agreement with Mr. Steffensen in any material respect.

  The Company intends to enter into a Retention Agreement with Mr. Jenson which provides that if, within one year of a Change of Control of the Company (as defined in the agreement), Mr. Jenson's employment is terminated other than as a result of (i) a "Termination for Cause" (as defined in the agreement), (ii) his death or permanent disability or (iii) his resignation without "Good Reason" (as defined in the agreement), the Company will make a lump-sum payment to Mr. Jenson equal to one year's salary plus an amount equal to his annual performance bonus for the prior year less any amounts payable to Mr. Jenson pursuant to his employment agreement with the Company.

  In addition, the Company intends to amend the change of control provisions in its existing employment and retention agreements to conform to the amended definition in Mr. Reeves's retention agreement as described above.

   Additional information relating to compensation of current officers and directors of the Company is incorporated herein by reference to "EXECUTIVE COMPENSATION" in Amendment No. 1 to the Annual Report of the Company on Form 10-K/A for the year ended December 31, 1996.

                           OWNERSHIP OF COMMON STOCK

  The following table sets forth as of July 21, 1997 certain information regarding beneficial ownership of Common Stock by each stockholder known by the Company to be the beneficial owner of more than 5% of Common Stock as of such date, each director, certain executive officers of the Company and all directors and executive officers, as a group. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to shares beneficially owned by them, subject to community property laws, where applicable.

                                    COMMON STOCK               PERCENTAGE AFTER
NAME AND ADDRESS (1)             BENEFICIALLY OWNED    PERCENT RESTRUCTURING (8)
--------------------             ------------------    ------- -----------------
Dwight A. Steffensen............         4,000 (2)          *            *
James E. Illson.................        18,750 (2)          *            *
Timothy N. Jenson...............        23,325 (3)          *            *
Thomas Reeves...................       157,141 (4)          *            *
James Wittry....................        18,750 (2)          *            *
Lawrence Schoenberg.............       364,584 (5)      1.20%            *
Arnold Miller...................         6,000 (2)          *            *
David House.....................         2,000 (2)          *            *
Joseph Abrams...................       599,460 (5)      1.99%            *
Dimensional Fund Advisors.......     1,793,560 (6)(7)   5.96%        1.01%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401
All Directors and Executive
Officers as a Group (11
Persons)........................     1,194,010 (8)      3.97%            *

--------
(1) Unless otherwise indicated, the address of each person listed is Merisel, Inc. 200 Continental Blvd., El Segundo, CA 90245-0984.

(2) All shares held by the beneficial owner are shares issuable with respect to stock options exercisable within 60 days after July 21, 1997.

(3) Includes 20,750 shares issuable with respect to stock options exercisable within 60 days after July 21, 1997.

(4) Includes 155,571 shares issuable with respect to stock options exercisable within 60 days of July 21, 1997.

(5) Includes 4,000 shares issuable with respect to stock options exercisable within 60 days after July 21, 1997.

(6) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G, as amended to date, filed by the stockholder pursuant to Section 13(g) of the Exchange Act.

(7) Dimensional Fund Advisors, Inc. in its capacity as investment advisor may be deemed beneficial owner of such shares, which are owned by certain of its investment counseling clients.

(8) Includes 458,672 shares issuable with respect to stock options exercisable within 60 days after July 21, 1997.

(9) Gives effect to the Charter Amendment, the New Stock Issuance and the exercise of all of the Warrants.

                        CERTAIN AFFILIATE TRANSACTIONS

  The Company has entered into Indemnity Agreements with each of its directors and certain of its officers, which agreements require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of the Company (other than liabilities arising from conduct in bad faith or which is knowingly fraudulent or deliberately dishonest), and, under certain circumstances, to advance their expenses incurred as a result of proceedings brought against them.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain Federal income tax consequences of the Restructuring to the Stockholders and the Company and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Stockholders in light of their individual investment circumstances, including holders who acquired their Old Common Stock pursuant to the exercise of stock options or otherwise as compensation, or to Stockholders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Stockholders hold their Old Common Stock, and will hold their New Common Stock and Warrants, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. Stockholders are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the Restructuring.

FEDERAL INCOME TAX CONSEQUENCES TO STOCKHOLDERS

  General. In general, the receipt of New Common Stock and Warrants by Stockholders pursuant to the Restructuring will not be a taxable event, except that Stockholders will recognize gain or loss to the extent of any cash received in lieu of a fractional share or fractional warrant. Stockholders will generally be required to allocate the tax basis in their Old Common Stock (reduced by any basis apportionable to any fractional share or fractional warrant settled in cash as described above) between the New Common Stock and the Warrants on the basis of their respective fair market values on the date of distribution. The holding period of the New Common Stock and the Warrants will include the holding period of the Old Common Stock.

  Disposition. Upon a sale, exchange, or other disposition of the New Common Stock or Warrants, a Stockholder will recognize a capital gain or loss in an amount equal to the difference between the amount realized and the Stockholder's adjusted tax basis in such stock or Warrants. Such gain or loss will be long-term if the stock or Warrants have been held for more than one year.

  Exercise or Lapse of Warrants. Upon the exercise of a Warrant, a Stockholder will not recognize gain or loss and will have a tax basis in the Warrant Shares received equal to the tax basis in such holder's Warrant plus the exercise price thereof. The holding period for the Warrant Shares received pursuant to the exercise of the Warrant will begin on the day following the date of exercise and will not include the period that the holder held his Warrant.

  In the event that a Warrant lapses unexercised, a Stockholder will recognize a long-term capital loss in an amount equal to his tax basis in the Warrant.

  Adjustment to Exercise Price. If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions of the Warrants, the Exercise Price is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to holders of the Warrants. For example, a decrease in the Exercise Price in the event of distributions of cash or indebtedness of the Company will generally result in deemed dividend treatment to holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares of New Common Stock will not.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

  Cancellation of Indebtedness Income. The Company will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the 12.5% Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Noteholders pursuant to the Restructuring. The Company anticipates that any COI income that is recognized will likely be offset by the Company's operating losses and net operating loss carryovers ("NOLs"). If COI income is realized in a case under the Bankruptcy Code (i.e., pursuant to the Prepackaged Restructuring), then such income would not be recognized under section 108 of the Code. In such event, the Company would be required, however, to reduce certain of its tax attributes, such as its NOLs, certain tax credits, and the basis of its assets, by the amount of the COI income that is not recognized.

  Limitation on Net Operating Loss Carryovers. As a result of the receipt by Noteholders of New Common Stock in exchange for the 12.5% Notes pursuant to the Restructuring, the Company will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of section 382 of the Code and, accordingly, the Company will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of the Company's equity before the ownership change by the long-term tax-exempt rate (currently 5.64%). This is likely to limit significantly the Company's use of its NOLs in any one year. If an ownership change occurs in a case under the Bankruptcy Code, the value of a corporation's equity for purposes of determining the Section 382 Limitation would be adjusted to reflect any increase in such value arising from the cancellation of debt as a result of the ownership change. Because the Company anticipates that the value of its equity would be increased as a result of the cancellation of the 12.5% Notes, the Company's ability to use its NOLs would be less limited under the Prepackaged Restructuring than under the Exchange Restructuring.

                         ADVISORS AND REPRESENTATIVES

  DLJ is serving as financial advisor to the Company in connection with the Restructuring. Chanin is serving as financial advisor to the Ad Hoc Noteholders Committee, and the Company has agreed to pay all expenses of the Ad Hoc Noteholders Committee related to the Restructuring. See "ADVISORS AND REPRESENTATIVES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

  MacKenzie Partners, Inc. is serving as Information Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan (the "Information Agent"). Any questions regarding how to tender or consent in the Exchange Offer or how to vote on the Prepackaged Plan, and any requests for additional copies of this Proxy Statement/Prospectus, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Proxy Statement/Prospectus. See "ADVISORS AND REPRESENTATIVES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV. U.S. Stock Transfer Corp. has been appointed as Depositary with respect to the Stockholders for the Exchange Offer (the "Depositary") and as Voting Agent (as defined herein) for the solicitation of acceptances of the Prepackaged Plan with respect to the Stockholders. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Prospectus. See "ADVISORS AND REPRESENTATIVES" in Part A to the Exchange Restructuring Prospectus, attached hereto as Annex IV.

                                 LEGAL MATTERS

  See "LEGAL MATTERS," in Part A to the Exchange Restructuring Prospectus attached hereto as Annex IV.

                                    EXPERTS

  See "EXPERTS," in Part A to the Exchange Restructuring Prospectus attached hereto as Annex IV.

                                 OTHER MATTERS

  The Board does not know of any other matters which may properly be presented for consideration at the Stockholders' Meeting. If any business not described herein should come before the Stockholders' Meeting, the persons named in the enclosed Proxy will vote on those matters in accordance with their best judgment.

                                                                        ANNEX I

                           CERTIFICATE OF AMENDMENT
                                    TO THE
                         CERTIFICATE OF INCORPORATION
                                      OF
                                 MERISEL, INC.

                               ----------------

                    PURSUANT TO SECTION 242 OF THE GENERAL
                   CORPORATION LAW OF THE STATE OF DELAWARE

                               ----------------

  Merisel, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

  FIRST: Article IV of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

                                      "IV

    The total number of shares of all classes of stock that the corporation shall have authority to issue is fifty-one million (51,000,000) shares, consisting of fifty million (50,000,000) shares of Common Stock, par value $.05 per share, and one million (1,000,000) shares of Preferred Stock, par value $.05 per share.

    At the time this amendment becomes effective, and without any further action on the part of the Corporation or its stockholders, each five shares of Common Stock, par value $.01 per share, then issued and outstanding, shall be changed and reclassified into one fully paid and nonassessable share of Common Stock, par value $.05. The capital account of the Corporation shall not be increased or decreased by such change and reclassification. To reflect the said change and reclassification, each certificate representing shares of Common Stock, par value $.01 per share, theretofore issued and outstanding, shall represent one-fifth the number of shares of Common Stock with a par value of $.05 per share, issued and outstanding after such change and reclassification; and the holder of record of each such certificate shall be entitled to receive a new certificate representing a number of shares of Common Stock, par value $.05, of the kind authorized by this amendment, equal to one-fifth the number of shares represented by said certificate for theretofore issued and outstanding shares, so that upon this amendment becoming effective each holder of record of five shares of the Common Stock with a par value of $.01 will have or be entitled a certificate representing one share of Common Stock with par value $.05 of the kind authorized by this amendment.

    The Board of Directors (the "Board") is authorized to determine the number of series into which shares of Preferred Stock may be divided, and the Board is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock or any series thereof or any holders thereof, to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock or the holders thereof, to fix the number of shares constituting any series prior to the issue of shares of that series, and to increase or decrease, within the limits stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series (but not below the number of shares of such series then outstanding), the number of shares of any such series subsequent to the issue of shares of that series."

  SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.


                                    ANNEX I

  IN WITNESS WHEREOF, Merisel, Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this [ ] day of August, 1997.

                                          Merisel, Inc.

                                          By:
                                             -------------------------------
                                             Name: Dwight A. Steffensen
                                             Title: Chief Executive Officer

                                    ANNEX I

                                                                        ANNEX II

                                    FORM OF

                               WARRANT AGREEMENT

                    SEE EXHIBIT A TO APPENDIX I TO ANNEX IV.



                                    ANNEX II

                                                                       ANNEX III

                                 MERISEL, INC.

                      1997 STOCK AWARD AND INCENTIVE PLAN

                                 MERISEL, INC.

                      1997 STOCK AWARD AND INCENTIVE PLAN

 SECTION                                                                    PAGE
 -------                                                                    ----
    1.    Purpose; Types of Awards; Construction..........................    1
    2.    Definitions.....................................................    1
    3.    Administration..................................................    4
    4.    Eligibility.....................................................    4
    5.    Stock Subject to the Plan.......................................    4
    6.    Specific Terms of Awards........................................    5
    7.    Change in Control Provisions....................................    8
    8.    Loan Provisions.................................................    9
    9.    General Provisions..............................................    9

                                   ANNEX III

                                 MERISEL, INC.

                      1997 STOCK AWARD AND INCENTIVE PLAN

  1. Purpose; Types of Awards; Construction.

  The purposes of the 1997 Stock Award and Incentive Plan of Merisel, Inc. (the "Plan") is to afford an incentive to reinforce the long-term commitment to the Company's success of those directors, officers and other employees of the Company and its Subsidiaries who are or will be responsible for such success; to facilitate the ownership of the Company's stock by such individuals, thereby aligning their interests with those of the Company's stockholders; and to assist the Company in attracting and retaining directors, officers and other employees with experience and ability. Pursuant to Section 6 of the Plan, there may be granted Stock Options (including "incentive stock options" and "nonqualified stock options"), stock appreciation rights and limited stock appreciation rights (either in connection with options granted under the Plan or independently of options), restricted stock, restricted stock units, dividend equivalents, performance shares and other stock- or cash-based awards. The Plan also provides the authority to make loans to purchase shares of common stock of the Company. The Plan is designed to comply with the requirements of Regulation G (12 C.F.R. (S)207) regarding the purchase of shares on margin, the requirements for "performance-based compensation" under Section 162(m) of the Code and the conditions for exemption from short-swing profit recovery rules under Rule 16b-3 of the Exchange Act, and shall be interpreted in a manner consistent with the requirements thereof.

  2. Definitions.

  For purposes of the Plan, the following terms shall be defined as set forth below:

    (a) "Award" means any Option, SAR (including a Limited SAR), Restricted Stock, Restricted Stock Unit, Dividend Equivalent, Performance Share or Other Stock-Based Award or Other Cash-Based Award granted under the Plan.

    (b) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

    (c) "Beneficiary means the person, persons, trust or trusts which have been designated by a Grantee in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under the Plan upon his or her death, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

    (d) "Board" means the Board of Directors of the Company.

    (e) "Change in Control" means a change in control of the Company which will be deemed to have occurred if:

      (i) any "person," as such term is used in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof except that such term shall not include (A) the Company or any of its subsidiaries, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates,
    (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock, or (E) any person or group as used in Rule 13d-1(b) under the Exchange Act, is or becomes the Beneficial Owner, as such term is defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 50% or more of the combined voting power of the Company's then outstanding securities;


                                   ANNEX III

      (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than (A) a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii), or (iv) of this Section 2(f) or (B) other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

      (iii) there is consummated a merger or consolidation of the Company or any or any direct or indirect subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least 75% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (as defined above) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 25% or more of the combined voting power of the Company's then outstanding securities; or

      (iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect) other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 75% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

    (f) "Change in Control Price" means the higher of (i) the highest price per share paid in any transaction constituting a Change in Control or (ii) the highest Fair Market Value per share at any time during the 60-day period preceding or following a Change in Control.

    (g) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

    (h) "Committee" means the Board or the committee established by the Board to administer the Plan, the composition of which shall at all times satisfy the provisions of Rule 16b-3.

    (i) "Company" means Merisel, Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

    (j) "Dividend Equivalent" means a right, granted to a Grantee under
  Section 6(g), to receive cash, Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

    (k) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

    (l) "Fair Market Value" means, with respect to Stock or other property, the fair market value of such Stock or other property determined by such methods or procedures as shall be established from time to time by the Committee. Unless otherwise determined by the Committee in good faith, the per share Fair Market

                                   ANNEX III

  Value of Stock as of a particular date shall mean (i) the closing sales price per share of Stock on the national securities exchange on which the Stock is principally traded, for the last preceding date on which there was a sale of such Stock on such exchange, or (ii) if the shares of Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Stock in such over-the-counter market for the last preceding date on which there was a sale of such Stock in such market, or (iii) if the shares of Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine.

    (m) "Grantee" means a person who, as an employee or independent contractor of the Company, a Subsidiary or an Affiliate, has been granted an Award or Loan under the Plan.

    (n) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

    (o) "Limited SAR" means a right granted pursuant to Section 6(c) which shall, in general, be automatically exercised for cash upon a Change in Control.

    (p) "Loan" means the proceeds from the Company borrowed by a Plan participant under Section 8 of the Plan.

    (q) "NQSO" means any Option that is designated as a nonqualified stock option.

    (r) "Option" means a right, granted to a Grantee under Section 6(b), to purchase shares of Stock. An Option may be either an ISO or an NQSO; provided that, ISO's may be granted only to employees of the Company or a Subsidiary.

    (s) "Other Cash-Based Award" means cash awarded under Section 6(h), including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

    (t) "Other Stock-Based Award" means a right or other interest granted to a Grantee under Section 6(h) that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, including, but not limited to (1) unrestricted Stock awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan, and (2) a right granted to a Grantee to acquire Stock from the Company for cash and/or a promissory note containing terms and conditions prescribed by the Committee.

    (u) "Performance Share" means an Award of shares of Stock to a Grantee under Section 6(h) that is subject to restrictions based upon the attainment of specified performance criteria.

    (v) "Plan" means this Merisel, Inc. 1997 Stock Award and Incentive Plan, as amended from time to time.

    (w) "Restricted Stock" means an Award of shares of Stock to a Grantee under Section 6(d) that may be subject to certain restrictions and to a risk of forfeiture.

    (x) "Restricted Stock Unit" means a right granted to a Grantee under
  Section 6(e) to receive Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria.

    (y) "Rule 16b-3" means Rule 16b-3, as from time to time in effect promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, including any successor to such Rule.

    (z) "Stock" means shares of the common stock, par value $.01 per share, of the Company.

    (aa) "SAR" or "Stock Appreciation Right" means the right, granted to a Grantee under Section 6(c), to be paid an amount measured by the appreciation in the Fair Market Value of Stock from the date of grant to the date of exercise of the right, with payment to be made in cash, Stock, or property as specified in the Award or determined by the Committee.

    (ab) "Securities Act" means the Securities Act of 1933, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

                                   ANNEX III

    (ac) "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of granting of an Award, each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

  3. Administration.

  The Plan shall be administered by the Committee. The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards and make Loans; to determine the persons to whom and the time or times at which Awards shall be granted and Loans shall be made; to determine the type and number of Awards to be granted and the amount of any Loan, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award or Loan; and to determine whether, to what extent, and under what circumstances an Award may be settled, cancelled, forfeited, exchanged, or surrendered; to make adjustments in the terms and conditions of, and the criteria and performance objectives (if any) included in, Awards and Loans in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any Award or Loan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Award Agreements and any promissory note or agreement related to any Loan (which need not be identical for each Grantee); and to make all other determinations deemed necessary or advisable for the administration of the Plan.

  The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, and any Subsidiary or Grantee (or any person claiming any rights under the Plan from or through any Grantee) and any stockholder.

  No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted or Loan made hereunder.

  4. Eligibility.

  Subject to the conditions set forth below, Awards and Loans may be granted to directors and selected employees of the Company and its present or future Subsidiaries, in the discretion of the Committee. In determining the persons to whom Awards and Loans shall be granted and the type of any Award or the amount of any Loan (including the number of shares to be covered by such Award), the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

  5. Stock Subject to the Plan.

  The maximum number of shares of Stock reserved for the grant of Awards under the Plan shall be 3,000,000 (shares of Stock, subject to adjustment as provided herein); provided that, such number of shares shall be

                                   ANNEX III
decreased to the extent that shares of Stock remain subject to outstanding options or other stock-based awards under any other incentive or bonus plan of the Company. No more than 100% of the total shares available for grant may be awarded to a single individual in a single year. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Grantee, the shares of stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan; provided that, in the case of forfeiture, cancellation, exchange or surrender of shares of Restricted Stock or Restricted Stock Units with respect to which dividends or Dividend Equivalents have been paid or accrued, the number of shares with respect to such Awards shall not be available for Awards hereunder unless, in the case of shares with respect to which dividends or Dividend Equivalents were accrued but unpaid, such dividends and Dividend Equivalents are also forfeited, cancelled, exchanged or surrendered. Upon the exercise of any Award granted in tandem with any other Awards or awards, such related Awards or awards shall be cancelled to the extent of the number of shares of Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan.

  In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Grantees under the Plan, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock which may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Stock issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; provided that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(h) of the Code.

  6. Specific Terms of Awards.

  (a) General. The term of each Award shall be for such period as may be determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Stock, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments. In addition to the foregoing, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine .

  (b) Options. The Committee is authorized to grant Options to Grantees on the following terms and conditions:

    (i) Type of Award. The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as an ISO or an NQSO.

    (ii) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee; provided that, in the case of an ISO, such exercise price shall be not less than the Fair Market Value of a share on the date of grant of such Option, and in no event shall the exercise price for the purchase of shares be less than par value. The exercise price for Stock subject to an Option may be paid in cash or by an exchange of Stock previously owned by the Grantee, or a combination of both, in an amount having a combined value equal to such exercise price. A Grantee may also elect to pay all or a portion of the aggregate exercise price by having shares of Stock with a Fair Market Value on the

                                   ANNEX III
  date of exercise equal to the aggregate exercise price withheld by the Company or sold by a broker-dealer under circumstances meeting the requirements of 12 C.F.R. (S)220 or any successor thereof.

    (iii) Term and Exercisability of Options. Unless otherwise provided in an Award Agreement, the date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted. Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; provided that, the Committee shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. An Option may be exercised to the extent of any or all full shares of Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

    (iv) Termination of Employment, etc. An Option may not be exercised unless the Grantee is then in the employ of, or then maintains an independent contractor relationship with, the Company or a Subsidiary or an Affiliate (or a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option; provided that, the Award Agreement may contain provisions extending the exercisability of Options, in the event of specified terminations, to a date not later than the expiration date of such Option.

    (v) Other Provisions. Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Committee may prescribe in its discretion or as may be required by applicable law.

  (c) SARs and Limited SARs. The Committee is authorized to grant SARs and Limited SARs to Grantees on the following terms and conditions:

    (i) In General. Unless the Committee determines otherwise, an SAR or a Limited SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter or (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO. An SAR or Limited SAR granted in tandem with an Option shall be exercisable only to the extent the underlying Option is exercisable.

    (ii) SARs. An SAR shall confer on the Grantee a right to receive an amount with respect to each share subject thereto, upon exercise thereof, equal to the excess of (1) the Fair Market Value of one share of Stock on the date of exercise over (2) the grant price of the SAR (which in the case of an SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other SAR shall be such price as the Committee may determine).

    (iii) Limited SARs. A Limited SAR shall confer on the Grantee a right to receive with respect to each share subject thereto, automatically upon the occurrence of a Change in Control, an amount equal in value to the excess of (1) the Change in Control Price (in the case of a LSAR granted in tandem with an ISO, the Fair Market Value), of one share of Stock on the date of such Change in Control over (2) the grant price of the Limited SAR (which in the case of a Limited SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other Limited SAR shall be such price as the Committee determines); provided that, in the case of a Limited SAR granted to a Grantee who is subject to the reporting requirements of Section 16(a) of the Exchange Act (a "Section 16 Individual"), such Section 16 Individual shall only be entitled to receive such amount if such Limited SAR has been outstanding for at least six (6) months as of the date of the Change in Control.

  (d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Grantees on the following terms and conditions:


                                   ANNEX III

    (i) Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Such restrictions may include factors relating to the increase in the value of the Stock or to individual or Company performance such as the attainment of certain specified individual, divisional or Company-wide performance goals, sales volume increases or increases in earnings per share. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Grantee granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

    (ii) Forfeiture. Upon termination of employment with or service to the Company, or upon termination of the independent contractor relationship, as the case may be, during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided that, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

    (iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Grantee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company shall retain physical possession of the certificate.

    (iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

  (e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Grantees, subject to the following terms and conditions:

    (i) Award and Restrictions. Delivery of Stock or cash, as determined by the Committee, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee. In addition, Restricted Stock Units shall be subject to such restrictions as the Committee may impose, at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine. Such restrictions may include factors relating to the increase in the value of the Stock or to individual or Company performance such as the attainment of certain specified individual, divisional or Company-wide performance goals, sales volume increases or increases in earnings per share.

    (ii) Forfeiture. Upon termination of employment or termination of the independent contractor relationship during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that, the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.


                                   ANNEX III

  (f) Stock Awards in Lieu of Cash Awards. The Committee is authorized to grant Stock as a bonus, or to grant other Awards, in lieu of Company commitments to pay cash under other plans or compensatory arrangements. Stock or Awards granted hereunder shall have such other terms as shall be determined by the Committee.

  (g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Grantees. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, or other investment vehicles as the Committee may specify, provided that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate.

  (h) Performance Shares and Other Stock- or Cash-Based Awards. The Committee is authorized to grant to Grantees Performance Shares and/or Other Stock-Based Awards or Other Cash-Based Awards as an element of or supplement to any other Award under the Plan, as deemed by the Committee to be consistent with the purposes of the Plan. Such Awards may be granted with value and payment contingent upon performance of the Company or any other factors designated by the Committee, or valued by reference to the performance of specified Subsidiaries. The Committee shall determine the terms and conditions of such Awards at the date of grant or, to the extent permitted by Section 162(m) of the Code, thereafter; provided, that performance objectives for each year shall be established by the Committee not later than the latest date permissible under Section 162(m) of the Code. Such performance objectives may be expressed in terms of one or more financial or other objective goals. Financial goals may be expressed, for example, in terms of sales, earnings per share, stock price, return on equity, net earnings growth, net earnings, related return ratios, cash flow, earnings before interest, taxes, depreciation and amortization (EBITDA), return on assets or total stockholder return. Other objective goals may include the attainment of various productivity and long-term growth objectives, including, without limitation reductions in the Corporation's overhead ratio and expense to sales ratios. Any criteria may be measured in absolute terms or as compared to another corporation or corporations. To the extent applicable, any such performance objective shall be determined (i) in accordance with the Corporation's audited financial statements and generally accepted accounting principles and reported upon by the Corporation's independent accountants or (ii) so that a third party having knowledge of the relevant facts could determine whether such performance objective is met. Performance objectives shall include a threshold level of performance below which no Award payment shall be made, levels of performance above which specified percentages of target Awards shall be paid, and a maximum level of performance above which no additional Award shall be paid. Performance objectives established by the Committee may be (but need not be) different from year-to-year and different performance objectives may be applicable to different Grantees.

  7. Change in Control Provisions. The following provisions shall apply in the event of a Change of Control unless otherwise determined by the Committee or the Board in writing at the time of the grant of an Award:

    (a) any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested; and

    (b) the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested, and any performance conditions imposed with respect to Awards shall be deemed to be fully achieved.

    (c) any indebtedness incurred pursuant to Section 8 of this Plan shall be forgiven and the collateral pledged in connection with any such Loan shall be released; and

    (d) the value of all outstanding Awards shall, to the extent determined by the Committee at or after grant, be cashed out on the basis of the Change of Control Price as of the date the Change of Control occurs or such other date as the Committee may determine prior to the Change of Control.


                                   ANNEX III

  8. Loan Provisions. Subject to the provisions of the Plan and all applicable federal and state laws, rules and regulations (including the requirements of Regulation G (12 C.F.R. (S)207)), the Committee shall have the authority to make Loans to Grantees (on such terms and conditions as the Committee shall determine), to enable such Grantees to purchase shares in connection with the realization of Awards under the Plan. Loans shall be evidenced by a promissory note or other agreement, signed by the borrower, which shall contain provisions for repayment and such other terms and conditions as the Committee shall determine.

  9. General Provisions.

  (a) Approval of Shareholders. The Plan shall take effect upon its adoption by the Board but the Plan (and any grants of Awards made prior to the shareholder approval mentioned herein) shall be subject to ratification by the holder(s) of a majority of the issued and outstanding shares of voting securities of the Company entitled to vote, which ratification must occur within twelve (12) months of the date that the Plan is adopted by the Board. In the event that the shareholders of the Company do not ratify the Plan at a meeting of the shareholders at which such issue is considered and voted upon, then upon such event the Plan and all rights hereunder shall immediately terminate and no Grantee (or any permitted transferee thereof) shall have any remaining rights under the Plan or any Award Agreement entered into in connection herewith.

  (b) Nontransferability. Awards shall not be transferable by a Grantee except by will or the laws of descent and distribution or, if then permitted under Rule 16b-3, pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative.

  (c) No Right to Continued Employment, etc. Nothing in the Plan or in any Award or Loan granted or any Award Agreement, promissory note or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of or to continue as an independent contractor of the Company, any subsidiary or any Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement, promissory note or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee's employment or independent contractor relationship.

  (d) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any other payment to a Grantee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Grantee's tax obligations.

  (e) Amendment and Termination of the Plan. The Board may at any time and from time-to-time alter, amend, suspend, or terminate the Plan in whole or in part; provided that, no amendment which requires stockholder approval in order for the Plan to continue to comply with Rule 16b-3, shall be effective unless the same shall be approved by the requisite vote of the stockholders of the Company entitled to vote thereon. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Grantee, without such Grantee's consent, under any Award or Loan theretofore granted under the Plan.

  (f) No Rights to Awards or Loans; No Stockholder Rights. No Grantee shall have any claim to be granted any Award or Loan under the Plan, and there is no obligation for uniformity of treatment of Grantees. Except as provided specifically herein, a Grantee or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.

                                   ANNEX III

  (g) Unfunded Status of Awards. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

  (h) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

  (i) Regulations and Other Approvals.

  (I) The obligation of the Company to sell or deliver Common Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

  (II) Each Award is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Stock, no such Award shall be granted or payment made or Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Committee.

  (III) In the event that the disposition of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act and is not otherwise exempt from such registration, such Common Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Committee may require a Grantee receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Grantee is acquired for investment only and not with a view to distribution.

  (j) Governing Law. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

  (k) Effective Date; Plan Termination. The Plan shall take effect upon its adoption by the Board (the "Effective Date"), but the Plan (and any grants of Awards made prior to the stockholder approval mentioned herein), shall be subject to the approval of the holder(s) of a majority of the issued and outstanding shares of voting securities of the Company entitled to vote, which approval must occur within twelve months of the date the Plan is adopted by the Board. In the absence of such approval, such Awards shall be null and void.

                                   ANNEX III

                                                                       ANNEX IV

PROSPECTUS

                                 MERISEL, INC.

[LOGO OF MERISEL, INC.]


               OFFER TO EXCHANGE AND SOLICITATION OF ACCEPTANCES
                     OF PREPACKAGED PLAN OF REORGANIZATION

  Merisel, Inc. (the "Holding Company"), upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal and Ballot, as the same may be amended from time to time, hereby
(A) offers to issue the following consideration in exchange for its outstanding 12 1/2% Senior Notes due 2004 (the "Exchange Offer") and (B) solicits acceptances of a prepackaged plan of reorganization (the "Prepackaged Plan") of the Company under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") under which such securities would be exchanged for the same consideration offered in the Exchange Offer:

FOR EACH $1,000 PRINCIPAL       THE EXCHANGING NOTEHOLDER (AS DEFINED HEREIN)
AMOUNT (TOGETHER WITH ALL       WILL RECEIVE:
ACCRUED AND UNPAID INTEREST)
OF:

The Company's 12 1/2% Senior    192.5 shares of common stock, par value $.05
Notes due 2004 (the "12.5%      per share (the "New Common Stock"), of the
Notes")                         Company or, in the aggregate, up to 24,062,796
                                shares of New Common Stock. As a result of the Exchange Offer, each Noteholder will receive such Noteholder's pro rata portion (sharing with all other Noteholders) of shares of New
                                Common Stock equivalent to approximately 80% of the outstanding New Common Stock after giving effect to the Exchange Restructuring
                                (as defined herein), based on the number of shares of Old Common Stock (as defined herein) outstanding as of July 22, 1997.


 THE EXCHANGE OFFER AND THE SOLICITATION PERIOD FOR ACCEPTANCES OF THE PREPACKAGED PLAN WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 29, 1997, UNLESS EXTENDED (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION DATE").


  The Exchange Offer is conditioned upon, among other things, 100 percent of the aggregate principal amount of the 12.5% Notes being validly tendered and not withdrawn prior to the Expiration Date (the "Minimum Tender Condition"). The Company's ability to seek confirmation of the Prepackaged Plan also depends upon certain minimum levels of acceptance thereof, as further set forth in this Prospectus. If the Minimum Tender Condition and all other conditions to the consummation of the Exchange Offer are satisfied or waived, the Company intends to consummate the Exchange Offer. If the Exchange Offer is not consummated, but the Company receives sufficient acceptances of the Prepackaged Plan to obtain confirmation thereof by the Bankruptcy Court (as defined herein), then the Holding Company (as defined herein) plans to pursue obtaining said confirmation under Chapter 11 of the Bankruptcy Code (as defined herein) and to attempt to use such acceptances to obtain confirmation of the Prepackaged Plan.

  A Special Meeting of stockholders of the Company will be held on August 29, 1997, at 10:00 a.m., Los Angeles time (the "Stockholders' Meeting"), to consider and vote upon proposals (i) to amend the Company's Certificate of Incorporation (the "Charter Amendment"), (ii) to approve the issuance of shares of New Common Stock (the "New Common Stock Issuance"), and (iii) to approve the establishment of a new stock award and incentive plan for the Company (the "Stock Award and Incentive Plan"). A Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), further describing the proposals, will be mailed to each stockholder of the Company. If the Prepackaged Restructuring (as defined herein) is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan.

  NONE OF THE HOLDING COMPANY'S WHOLLY OWNED OPERATING SUBSIDIARIES, INCLUDING MERISEL AMERICAS, INC. AND MERISEL CANADA, INC. (COLLECTIVELY, THE "OPERATING COMPANIES"), WOULD BE A PARTY TO THE PREPACKAGED PLAN, AND THE HOLDING COMPANY'S BUSINESS WOULD THEREFORE CONTINUE TO BE OPERATED IN THE ORDINARY COURSE. AS SUCH, THE PREPACKAGED PLAN WOULD NOT AFFECT THE CONTINUING AND TIMELY PAYMENT IN FULL OF THE OPERATING COMPANIES' OBLIGATIONS TO SUPPLIERS, EMPLOYEES, AND OTHER CREDITORS.

                 The date of this Prospectus is July 31, 1997.

                                        (Cover continued on the following page)

(Cover continued from previous page)

  SEE "RISK FACTORS" IN PART A (AS DEFINED HEREIN) FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED RESTRUCTURING. SEE "RISK FACTORS" IN THE DISCLOSURE STATEMENT (AS DEFINED HEREIN) FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE PREPACKAGED RESTRUCTURING.

  NEITHER THE SECURITIES OFFERED HEREBY NOR THE PREPACKAGED PLAN HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THESE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The terms of the Exchange Offer and the Prepackaged Plan have been developed in the course of negotiations with an ad hoc committee of holders of the 12.5% Notes (the "Ad Hoc Noteholders Committee"). Pursuant to an agreement (the "Limited Waiver Agreement") between the Company and members of the Ad Hoc Noteholders Committee, (a) holders of more than 75% of the total principal amount outstanding of the 12.5% Notes have agreed to tender their 12.5% Notes pursuant to the Exchange Offer and to vote such 12.5% Notes in favor of the Prepackaged Plan and (b) holders of the common stock, par value $.01 per share (the "Old Common Stock"), of the Company prior to the Record Date (as defined herein) will receive from the Company shares of New Common Stock constituting 20% of the New Common Stock to be outstanding immediately after giving effect to the Exchange Offer (together with the shares of New Common Stock issuable to the Noteholders pursuant to the Exchange Restructuring, the "Exchange Shares") and warrants (the "Warrants") to purchase New Common Stock (the "Warrant Shares," the issuance of such shares together with the issuance of the Exchange Shares, the "New Common Stock Issuance") constituting 17.5% of the New Common Stock to be outstanding immediately after giving effect to the Exchange Offer. The Warrants will be exercisable for seven years from the date of the exchange and will be issued in equal amounts in two separately trading series, Series A and Series B, with exercise prices at $7.15 and $8.68 per share, respectively, in each case subject to adjustment.

  12.5% NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME BEFORE THEY ARE ACCEPTED FOR EXCHANGE BY THE COMPANY. VOTES ON THE PREPACKAGED PLAN MAY BE REVOKED, SUBJECT TO THE PROCEDURES DESCRIBED HEREIN, AT ANY TIME PRIOR TO THE EXPIRATION DATE. IF A BANKRUPTCY CASE HAS BEEN COMMENCED, REVOCATIONS OF SUCH VOTES THEREAFTER MAY BE EFFECTED ONLY WITH THE APPROVAL OF THE APPROPRIATE BANKRUPTCY COURT.

  THE COMPANY'S OBLIGATION TO ACCEPT 12.5% NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER IS CONDITIONED, AMONG OTHER THINGS, ON (A) THE MINIMUM TENDER CONDITION AND (B) APPROVAL BY THE COMPANY'S STOCKHOLDERS OF THE CHARTER AMENDMENT. THE COMPANY RESERVES THE RIGHT TO WAIVE ANY OF THE CONDITIONS TO THE EXCHANGE OFFER BUT DOES NOT CURRENTLY INTEND TO WAIVE ANY CONDITION.

  This Prospectus includes information relating to the Exchange Offer and the Prepackaged Plan and is organized into a Summary followed by Parts A and B. Part A to this Prospectus, entitled "The Exchange Restructuring" ("Part A"), contains information principally relevant to Noteholders in deciding whether to tender their 12.5% Notes pursuant to the Exchange Offer. Part B to this Prospectus, entitled "Disclosure

                                        (Cover continued on the following page)

                                   ANNEX IV

(Cover continued from previous page)

Statement with respect to Plan of Reorganization of Merisel, Inc.," including the appendices attached thereto (the "Disclosure Statement"), contains additional information principally relevant to Noteholders and holders of Old Common Stock in deciding whether to vote for or against the Prepackaged Plan. Much of the information contained in the Disclosure Statement is also relevant to Noteholders in deciding whether to tender their 12.5% Notes pursuant to the Exchange Offer, and various sections of the Disclosure Statement are explicitly referenced, but are not repeated, in Part A. Although each part of this Prospectus is relevant principally to the persons described in the preceding sentences, all recipients are urged to review this Prospectus in its entirety.

  Regardless of whether a Noteholder completes a Letter of Transmittal, such Noteholder should duly complete and sign a Ballot in order to vote on the Prepackaged Plan. If the Exchange Offer is not consummated but the Prepackaged Plan is confirmed by the Bankruptcy Court and consummated, each Noteholder would receive substantially the same consideration offered in the Exchange Offer whether or not such Noteholder tendered in the Exchange Offer or voted to accept the Prepackaged Plan.

  Noteholders as of the Record Date are eligible to vote on the Prepackaged Plan. Only registered holders of 12.5% Notes, or persons who have obtained a properly completed bond power from the registered holders thereof (for purposes of the Exchange Offer, each a "Noteholder" and collectively, the "Noteholders"), may tender in the Exchange Offer. NOTEHOLDERS ARE NOT REQUIRED TO TENDER THEIR 12.5% NOTES IN THE EXCHANGE OFFER IN ORDER TO VOTE ON THE PREPACKAGED PLAN. FAILURE BY A HOLDER TO SEND A DULY COMPLETED AND SIGNED BALLOT WILL BE DEEMED TO CONSTITUTE AN ABSTENTION BY SUCH HOLDER WITH RESPECT TO A VOTE ON THE PREPACKAGED PLAN. Abstentions will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. See "TENDERING AND VOTING PROCEDURES" in Part A and "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

  The Board of Directors of the Company (the "Board") is separately soliciting proxies to be voted at the Stockholders' Meeting, which will be held to consider proposals briefly described in the Summary hereof (A) to approve the Charter Amendment, (B) to approve the New Common Stock Issuance pursuant to the Exchange Offer (including New Common Stock for issuance upon exercise of the Warrants) and (C) to approve the establishment of the Stock Award and Incentive Plan. The Charter Amendment would convert the total number of shares of Old Common Stock outstanding immediately prior to the date of consummation of the Exchange Offer (the "Exchange Restructuring Date") into one-fifth that number of shares of New Common Stock by amending and restating Article IV of the Company's Charter to (i) authorize a one-for-five reverse stock split of the Company's outstanding shares of Old Common Stock and (ii) simultaneously increase the par value of the authorized common stock of the Company from $.01 per share to $.05 per share. Noteholders may obtain more detailed information with respect to the Stockholders' Meeting from the Proxy Statement/Prospectus which has been delivered to each stockholder of the Company. Included with the Proxy Statement/Prospectus is a Proxy and Ballot for use by stockholders (i) to vote on the stockholder proposals and (ii) to vote on the Prepackaged Plan. Copies of the Proxy Statement/Prospectus and the accompanying Proxy and Ballot may be obtained from the Company upon request to the Company at its principal executive offices. The stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of the State of Delaware and the Exchange Offer has been consummated. If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan.

                                        (Cover continued on the following page)

                                   ANNEX IV

(Cover continued from previous page)
  Because the terms of the Restructuring may create a potential conflict of interest between the interests of Stockholders and Noteholders, the Board makes no recommendation as to whether Noteholders should tender their 12.5% Notes in the Exchange Restructuring.

  The proposed financial restructuring of the Company in connection with the Exchange Offer, as described herein, is referred to as the "Exchange Restructuring." The proposed financial restructuring of the Company pursuant to the Prepackaged Plan, as described herein, is referred to as the "Prepackaged Restructuring." The term "Restructuring" as used herein means the financial restructuring of the Company pursuant to either the Exchange Restructuring or the Prepackaged Restructuring.

  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "MSEL." On July 24, 1997, the closing sale price for the Old Common Stock was $2 9/16 per share.

  BECAUSE NO PREPACKAGED BANKRUPTCY CASE HAS BEEN FILED, THIS PROSPECTUS AND THE DISCLOSURE STATEMENT INCLUDED HEREIN HAVE NOT BEEN APPROVED BY ANY BANKRUPTCY COURT WITH RESPECT TO THE ADEQUACY OF THE INFORMATION CONTAINED HEREIN OR THEREIN. IF SUCH A CASE IS SUBSEQUENTLY COMMENCED, THE COMPANY INTENDS TO SEEK AN ORDER OF SUCH COURT THAT THE SOLICITATION OF VOTES ON THE PREPACKAGED PLAN WAS IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE.

  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

  This Prospectus, the Letter of Transmittal and the applicable Ballot and Master Ballot are first being mailed to Noteholders on or about August 1, 1997.


                                   ANNEX IV

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof and the exhibits thereto. Statements contained in this Prospectus as to the terms of any contract or other documents are not necessarily complete and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such reports and other information filed with the Commission, as well as the Registration Statement and the exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648, at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web Site that contains reports, proxy and information statements, and other information regarding Merisel and other registrants that file electronically with the Commission. The address of such site is: http://www.sec.gov. In addition, the Old Common Stock is listed and traded on the Nasdaq National Market, and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

  The following documents filed by the Company with the Commission are incorporated herein by reference and shall be deemed to be a part hereof:

  1. Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 1996;

  2. Amendment No. 1 to the Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 1996;

  3. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1997;

  4. Amendment No. 1 to the Quarterly Report of the Company on Form 10-Q/A for the fiscal quarter ended March 31, 1997;

  5. Current Reports of the Company on Form 8-K dated April 15, July 15 and July 16, 1997;

  6. The description of the Old Common Stock contained in its Registration Statement on Form 8-A filed on August 30, 1988 and declared effective on October 19, 1988; and

  7. The description of the 12.5% Notes contained in its Registration Statement on Form S-3, as amended, filed on August 24, 1994 and declared effective October 17, 1994.

  All documents and reports filed by the Company with the Commission after the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a

                                   ANNEX IV
document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY REQUESTED), ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO MERISEL, INC., ATTENTION: KAREN A. TALLMAN, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, 200 CONTINENTAL BOULEVARD, EL SEGUNDO, CALIFORNIA 90245; TELEPHONE NUMBER (310) 615-6811. IN ORDER TO ASSURE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE EXPIRATION DATE, ANY REQUEST SHOULD BE RECEIVED BY AUGUST 22, 1997. COPIES OF SUCH DOCUMENTS WILL ALSO BE AVAILABLE UPON REQUEST THEREAFTER UNTIL THE EFFECTIVE DATE (AS HEREINAFTER DEFINED).

  No person has been authorized to give any information or to make any representation in connection with the Exchange Offer, the Prepackaged Plan or the solicitation of votes for the Prepackaged Plan, other than those contained in this Prospectus and the exhibits attached hereto or incorporated by reference or referred to herein. If given or made, such other information or representation may not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than those to which it relates, or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any distribution of securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof. Any estimates of Claims (as defined herein) and Interests (as defined herein) set forth in this Prospectus may vary from the final amounts of Claims or Interests allowed by the Bankruptcy Court.

                          FORWARD LOOKING INFORMATION

  Certain of the financial information contained herein constitutes forward looking information, and actual results could differ materially from current expectations. Factors that could impact actual results include unanticipated adjustments related to the Company's trade accounts payable, customer disputes, disruption to the Company's computer systems, adjustments related to previously disposed assets, or potential restructuring and any reduction in customer demand or deterioration of margins.

                                   ANNEX IV

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
AVAILABLE INFORMATION.............................................    v
INDEX OF CERTAIN DEFINED TERMS....................................  xii
SUMMARY...........................................................    1
  The Company.....................................................    1
  Recent Developments.............................................    1
  The Exchange Offer and Prepackaged Plan.........................    4
  Comparison of Exchange Restructuring and Prepackaged
  Restructuring...................................................   10
  Purposes and Effects of the Restructuring.......................   11
  Risk Factors....................................................   11
  Tendering and Voting Procedures.................................   13
  Stockholders' Meeting...........................................   16
  Description of Warrants.........................................   18
  Summary Historical Consolidated Financial Information...........   20
  Summary Unaudited Pro Forma Condensed Consolidated Financial
  Data............................................................   22
  Cash Debt Service Obligations...................................   24
                     PART A--THE EXCHANGE RESTRUCTURING
TABLE OF CONTENTS.................................................  A-i
RISK FACTORS......................................................  A-1
BACKGROUND OF RESTRUCTURING.......................................  A-5
  The Limited Waiver Agreement....................................  A-6
  The Extension Under the Operating Companies' Loan Agreements....  A-7
PURPOSE OF THE RESTRUCTURING......................................  A-9
  Restructuring Financial Considerations..........................  A-9
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS... A-12
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION............ A-18
PROJECTED CONSOLIDATED FINANCIAL INFORMATION...................... A-20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS........................................ A-28
  Overview........................................................ A-28
  Results of Operations........................................... A-28
  Comparison of the Three Months Ended March 31, 1997 and March
   31, 1996....................................................... A-29
  Comparison of Fiscal Years Ended December 31, 1996 and December
   31, 1995....................................................... A-30
  Comparison of Fiscal Years Ended December 31, 1995 and December
   31, 1994....................................................... A-32
  Variability of Quarterly Results and Seasonality................ A-33
  Liquidity and Capital Resources................................. A-33
  Recent Developments............................................. A-34
  First Quarter, 1997............................................. A-34
  Fiscal Year Ended 1996.......................................... A-34
  Liquidity and Borrowings........................................ A-35
  Inflation....................................................... A-37
  Asset Management................................................ A-37

                                    ANNEX IV

                                                                            PAGE
                                                                            ----
BUSINESS AND PROPERTIES OF THE COMPANY..................................... A-38
  Business Overview........................................................ A-38
  Significant Events of 1996 and 1997...................................... A-39
  The Industry............................................................. A-40
  Business Strategy........................................................ A-40
  Products and Manufacturer Services....................................... A-41
  Customers and Customer Services.......................................... A-42
  Sales and Marketing...................................................... A-43
  Configuration............................................................ A-44
  Operations, Distribution and Investment in Systems....................... A-44
  Disposed Operations...................................................... A-45
  Competition.............................................................. A-45
  Variability of Quarterly Results and Seasonality......................... A-46
  Employees................................................................ A-46
  Environmental Compliance................................................. A-46
  Properties............................................................... A-46
  Legal Proceedings........................................................ A-46
TENDERING AND VOTING PROCEDURES............................................ A-48
  The Restructuring........................................................ A-48
  General.................................................................. A-48
  Interest on 12.5% Notes.................................................. A-48
  Expiration Date; Extensions; Amendments.................................. A-49
  How to Tender in the Exchange Offer...................................... A-49
  Tenders--Additional Information.......................................... A-50
  Withdrawal of Tenders and Revocation of Votes............................ A-52
  Conditions............................................................... A-52
  Voting on the Prepackaged Plan........................................... A-54
DESCRIPTION OF 12.5% NOTES................................................. A-55
DESCRIPTION OF NEW COMMON STOCK............................................ A-55
DESCRIPTION OF INDEBTEDNESS OF THE COMPANY................................. A-56
  General.................................................................. A-56
  Revolving Credit Agreement............................................... A-56
  11.5% Notes.............................................................. A-57
  Subordinated Notes....................................................... A-58
  Canada Receivables Securitization........................................ A-59
  U.S. Receivables Securitization.......................................... A-59
  Promissory Notes......................................................... A-59
MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY........................ A-60
MARKET PRICES OF 12.5% NOTES............................................... A-60
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................. A-61
  Federal Income Tax Consequences to Noteholders........................... A-61
  Federal Income Tax Consequences to the Company........................... A-61
MANAGEMENT................................................................. A-62
  Post Restructuring Board Configuration................................... A-62
  Post Restructuring Stock Option Grants................................... A-62
MANAGEMENT COMPENSATION.................................................... A-63
  Employment and Change-in-Control Arrangements............................ A-63
OWNERSHIP OF COMMON STOCK.................................................. A-64


                                    ANNEX IV

                                                                            PAGE
                                                                            ----
CERTAIN AFFILIATE TRANSACTIONS............................................. A-64
ADVISORS AND REPRESENTATIVES............................................... A-64
  Financial Advisor........................................................ A-64
  Financial Advisor to Noteholders......................................... A-65
  Information Agent........................................................ A-65
  Depositary............................................................... A-65
  Estimated Fees and Expenses.............................................. A-65
LEGAL MATTERS.............................................................. A-66
EXPERTS.................................................................... A-66

           PART B--THE PREPACKAGED RESTRUCTURING DISCLOSURE STATEMENT

       TABLE OF CONTENTS...................................................................... B-ii
I.     INTRODUCTION...........................................................................  B-1
       A.  General............................................................................  B-1
       B.  The Company........................................................................  B-2
       C.  The Restructuring..................................................................  B-2
           1. Exchange Restructuring..........................................................  B-2
           2. Prepackaged Restructuring.......................................................  B-2
       D.  Summary Of Classification And Treatment Of Claims And Interests....................  B-4
       E.  Notice To Holders Of Claims And Interests..........................................  B-4
II.    BUSINESS AND PROPERTIES OF THE COMPANY.................................................  B-5
III.   SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.................................  B-5
IV.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..  B-5
V.     BACKGROUND OF THE RESTRUCTURING........................................................  B-5
VI.    PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING..................................  B-5
       A.  Purpose Of The Prepackaged Restructuring...........................................  B-5
       B.  Effects Of The Prepackaged Restructuring...........................................  B-6
           1. Dilution Of Equity Interests....................................................  B-7
           2. Provisions For Trade Creditors, Other Unsecured Creditors And Secured Creditors.  B-7
           3. Provisions For Employees........................................................  B-8
VII.   THE REORGANIZATION CASE................................................................  B-8
       A.  Timetable For Reorganization Case..................................................  B-8
       B.  Advisors To The Company............................................................  B-8
       C.  Committees.........................................................................  B-9
       D.  Actions To Be Taken Upon Commencement Of Case......................................  B-9
VIII.  OFFICERS AND DIRECTORS OF THE COMPANY.................................................. B-11
IX.    SUMMARY OF THE PLAN.................................................................... B-11
       A.  Brief Explanation Of Chapter 11.................................................... B-11
       B.  General Information Concerning Treatment Of Claims And Interests................... B-11
       C.  Classification And Treatment Of Claims And Interests............................... B-12
           1. Unclassified Claims............................................................. B-13
           2. Classified Claims And Interests................................................. B-14
           3. Additional Information Regarding Treatment Of Certain Claims.................... B-15

                                    ANNEX IV

                                                                                            PAGE
                                                                                            ----
        D.  Securities To Be Issued And Transferred Under The Plan......................... B-16
            1. The New Common Stock........................................................ B-17
            2. The Warrants................................................................ B-17
            3. Market And Trading Information.............................................. B-17
        E.  Sources Of Cash To Make Plan Distributions..................................... B-17
        F.  Conditions Precedent To Confirmation And Consummation Of The Plan.............. B-17
        G.  Modification Or Revocation Of The Plan; Severability........................... B-17
        H.  Distributions Under The Plan................................................... B-17
        I.  Objections To Claims And Authority To Prosecute Objections; Claims Resolution.. B-17
        J.  Setoffs........................................................................ B-17
        K.  Executory Contracts And Unexpired Leases....................................... B-17
        L.  Continued Corporate Existence; Vesting Of Assets In Reorganized Merisel........ B-18
        M.  Preservation Of Rights Of Action Held By Merisel Or Reorganized Merisel........ B-18
        N.  Discharge Of Claims And Termination Of Interests; Related Injunction........... B-18
        O.  Releases And Certain Settlements Under The Plan; Related Injunction; Indemnity. B-18
        P.  Limitation Of Liability........................................................ B-19
        Q.  Retention Of Bankruptcy Court Jurisdiction..................................... B-19
X.      RISK FACTORS....................................................................... B-20
        A.  Disruption Of Operations Relating To Bankruptcy Filing......................... B-20
        B.  Certain Risks Of Non-Confirmation.............................................. B-20
        C.  Certain Bankruptcy Considerations.............................................. B-21
            1. Treatment Of The Warrants................................................... B-21
            2. Failure To File Prepackaged Plan............................................ B-21
            3. Effect On Operations........................................................ B-22
            4. Nonconsensual Confirmation.................................................. B-22
XI.     OWNERSHIP OF CAPITAL SECURITIES.................................................... B-23
XII.    MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY................................ B-23
XIII.   MARKET PRICES OF 12.5% NOTES....................................................... B-23
XIV.    APPLICATION OF SECURITIES ACT...................................................... B-23
        A.  The Solicitation............................................................... B-23
        B.  Issuance Of New Securities Pursuant To The Plan................................ B-23
XV.     PREPACKAGED RESTRUCTURING ACCOUNTING TREATMENT..................................... B-24
XVI.    DESCRIPTION OF INDEBTEDNESS OF THE COMPANY......................................... B-24
XVII.   DESCRIPTION OF 12.5% NOTES......................................................... B-24
XVIII.  FINANCIAL PROJECTIONS AND ASSUMPTIONS USED......................................... B-25
XIX.    PRO FORMA CONSOLIDATED FINANCIAL INFORMATION....................................... B-25
XX.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN................................ B-25
        A.  Federal Income Tax Consequences To The Company................................. B-25
        B.  Federal Income Tax Consequences To Holders Of 12.5% Notes...................... B-26
        C.  Federal Income Tax Consequences To Holders Of Old Common Stock................. B-26

                                    ANNEX IV

                                                                                            PAGE
                                                                                            ----
XXI.    FEASIBILITY OF THE PLAN AND THE BEST INTERESTS OF CREDITORS TEST................... B-27
        A.  Feasibility Of The Plan........................................................ B-27
        B.  Best Interests Test............................................................ B-27
        C.  Chapter 7 Liquidation Analysis................................................. B-28
            1. Liquidation Value Of The Company............................................ B-30
            a. Estimated Liquidation Proceeds.............................................. B-30
            b. Impact on Merisel's Operations Of The Conversion To A Chapter 7 Liquidation. B-30
            c. Nature And Timing Of The Liquidation Process................................ B-31
            d. Additional Liabilities And Reserves......................................... B-31
            e. Distributions; Absolute Priority............................................ B-31
            2. Conclusion.................................................................. B-31
XXII.   ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.......................... B-33
        A.  Continuation Of The Chapter 11 Case............................................ B-33
        B.  Liquidation Under Chapter 7 Or Chapter 11...................................... B-33
XXIII.  VOTING AND CONFIRMATION OF THE PLAN................................................ B-34
        A.  Voting Procedures And Requirements............................................. B-34
        B.  Who May Vote................................................................... B-35
        C.  Voting Procedures For Holders Of Old Securities................................ B-35
        D.  Beneficial Owners Of Old Securities............................................ B-36
        E.  Brokerage Firms, Banks And Other Nominees...................................... B-37
        F.  Securities Clearing Agent...................................................... B-37
        G.  Incomplete Ballots (Consent Solicitation Forms)................................ B-37
        H.  Voting Deadline And Extensions................................................. B-38
        I.  Withdrawal Of Votes On The Plan................................................ B-38
        J.  Information Agent.............................................................. B-38
        K.  Acceptance Or Cramdown......................................................... B-38
XXIV.   CONCLUSION......................................................................... B-40
        APPENDIX
        Plan of Reorganization of Merisel, Inc. ...........................................    I
        EXHIBITS
        Form of Series A Warrant Agreement.................................................    A
        Form of Series B Warrant Agreement.................................................    B
        Form of Amended and Restated Certificate of Incorporation of Merisel, Inc..........    C

                                    ANNEX IV

                        INDEX OF CERTAIN DEFINED TERMS

          CERTAIN DEFINED TERMS NOT LISTED BELOW MAY BE FOUND ON THE
     INDEX OF DEFINED TERMS OF THE PREPACKAGED PLAN BEGINNING ON PAGE I-4.

  As used in this Prospectus, the following are the meanings for the terms set forth below:

"Ad Hoc Noteholders            means the committee of holders of the 12.5%
Committee"                     Notes with which the terms of the Exchange
                               Offer and the Prepackaged Plan were negotiated.

"Ballots"                      means ballots to vote on the Prepackaged Plan
                               included herewith.

"Bankruptcy Code"              means the United States Bankruptcy Code 11
                               U.S.C. (S) (S) 101-1330, as amended.

"Bankruptcy Court"             means the United States Bankruptcy Court for
                               the judicial district in which a case under the Bankruptcy Code is filed to effect the Prepackaged Restructuring.

"Board"                        means the Board of Directors of the Company.

"1996 Business Plan"           means the business plan for the remainder of
                               fiscal 1996 the Company developed and
                               implemented in connection with negotiations with the lenders under its various financing agreements.

"1997 Business Strategy"       means the Company's business strategy for 1997
                               that builds upon the actions taken under its 1996 Business Plan.

"Certificate of                means the Restated Certificate of Incorporation
Incorporation"                 of the Company, as amended.

"Charter Amendment"            means the proposed Certificate of Amendment to
                               the Certificate of Incorporation, as more fully described herein.

"Claims" has the meaning given in the Disclosure Statement, included as Part B to this Prospectus.

"Commission"                   means the Securities and Exchange Commission.

"Company"                      means, unless the context otherwise requires,
                               Merisel, Inc., a Delaware corporation, and its operating subsidiaries.

"Depositary"                   means U.S. Stock Transfer Corporation with
                               respect to the Old Common Stock and The Bank of New York with respect to the 12.5% Notes.

"Disclosure Statement"         means Part B of the Exchange Restructuring
                               Prospectus, entitled "THE PREPACKAGED
                               RESTRUCTURING DISCLOSURE STATEMENT," including the appendices attached thereto.

"DLJ" means Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to the Company in connection with the Restructuring.

"DTC"                          The Depositary Trust Company.

"Effective Date"               means the date of Consummation of the
                               Prepackaged Plan.

"EML" means the former European, Mexican and Latin American businesses of the Company that the Company sold to CHS Electronics, Inc.

                                   ANNEX IV

"Exchange Act"                 means the Securities Exchange Act of 1934, as
                               amended.

"Exchange Date"                means the date of consummation of the
                               Restructuring.

"Exchange Offer"               means the Company's offer to exchange shares of
                               New Common Stock for the 12.5% Notes pursuant to the terms of the Exchange Restructuring.

"Exchange Restructuring"       means the proposed financial restructuring of
                               the Company pursuant to the consummation of the Exchange Offer, as more fully set forth herein.

"Exchange Restructuring        means the date of consummation of the
Date"                          Restructuring.

"Exchange Restructuring        means the Prospectus to be delivered to the
Prospectus"                    Noteholders in connection with the Exchange
                               Offer and the Prepackaged Plan, included herein as Part A.

"Exchange Shares"              means the shares of New Common Stock issued to
                               Stockholders in exchange for their Old Common
                               Stock and Warrants, as applicable.

"Exercise Price"               means (i) $7.15 per share, in the case of the
                               Series A Warrants, and (ii) $8.68 per share, in the case of the Series B Warrants, in each case subject to adjustment.

"Expiration Date"              means, with respect to the Exchange Offer and
                               the solicitation of acceptances of the
                               Prepackaged Plan, 5:00 p.m., New York City time, on August 29, 1997, unless the Company, in its sole discretion, extends the Exchange
                               Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

"Extension"                    means the agreement in principle executed by
                               100% of the lenders under the Operating
                               Companies' Senior Debt to an extension of the maturity of such indebtedness to January 31, 1999 or a refinancing of such indebtedness prior to October 31, 1997.

"F&D Division"                 means the United States Franchise and
                               Distribution Division of Vanstar Corporation.

"FAB"                          means the ComputerLand Franchise and Datago
                               Aggregation Business.

"GAAP"                         means generally accepted accounting principles.

"Holding Company"              means Merisel, Inc., a Delaware corporation.

"Indenture"                    means the Indenture dated October 15, 1994, as
                               amended, between the Company and The Bank of New York, as successor Trustee, relating to the 12.5% Notes.

                                   ANNEX IV

"Information Agent"            means MacKenzie Partners, Inc., Information
                               Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan.

"Interests"                    has the meaning given in the Disclosure
                               Statement, included herein as Part B.

"Letter of Transmittal"        means the letter of transmittal mailed to the
                               Stockholders with the Proxy
                               Statement/Prospectus or to the Noteholders with the Exchange Prospectus, as applicable.

"Limited Waiver Agreement"     means, the agreement, effective April 14, 1997,
                               by and between the Company and holders of more than 75% of the outstanding principal amount of its 12.5% Notes as described in "BACKGROUND OF
                               RESTRUCTURING".

"Master Ballots"               means ballots to be voted on behalf of
                               beneficial owners of Old Common Stock with respect to the Prepackaged Plan by such beneficial owners' broker or other record holder of such shares.

"Merisel Americas"             means Merisel Americas, Inc., a subsidiary of
                               the Holding Company.

"Merisel Canada"               means Merisel Canada, Inc., a subsidiary of
                               Merisel Americas.

"Minimum Tender Condition"     means the condition to the Exchange Offer
                               requiring 100% of the aggregate principal amount of the 12.5% Notes to be validly tendered and not withdrawn prior to the Expiration Date.

"NASD"                         means the National Association of Securities
                               Dealers, Inc.

"New Common Stock"             means shares of common stock, par value $.05
                               per share of the Company.

"New Common Stock Issuance"    means the issuance of New Common Stock pursuant
                               to the Exchange Offer, including New Common
                               Stock to be issued upon exercise of the
                               Warrants.

"Noteholders"                  means the holders of 12.5% Notes.

"Old Common Stock"             means the issued and outstanding common stock,
                               par value $.01 per share, of the Company authorized prior to the Restructuring.

"Operating Companies"          means Merisel Americas and its consolidated
                               subsidiaries (including without limitation
                               Merisel Canada, Inc.)

"Operating Companies' Loan     means the Subordinated Note Purchase Agreement,
 Agreements"                   the Senior Note Purchase Agreement, and the
                               Revolving Credit Agreement.

"Operating Companies' Senior   means the indebtedness of the Operating
Debt"                          Companies under the Credit Agreement and the
                               Senior Note Purchase Agreement.

"Prepackaged Plan"             means the prepackaged plan of reorganization of
                               the Company under Chapter 11 of the Bankruptcy
                               Code contemplated by the Prepackaged
                               Restructuring and attached hereto as Appendix
                               I.

"Prepackaged Restructuring"    means the proposed financial restructuring of
                               the Company pursuant to the Prepackaged Plan, as more fully described herein.

                                   ANNEX IV

"Promissory Notes"             Those certain promissory notes, dated December
                               29, 1995, by Merisel Properties, Inc., in favor of Heller Financial, Inc. secured by certain equipment and real estate, to Heller Financial, Inc.

"Proposals"                    means the proposals of the Board that are
                               described herein (A) to amend the Company's
                               Certificate of Incorporation, (B) to approve the New Common Stock Issuance and (C) to approve the Stock Award and Incentive Plan.

"Proxy" means the proxy card mailed to Stockholders together with the Proxy Statement/Prospectus which also serves as a Letter of Transmittal for the Stockholder.

"Proxy Statement/Prospectus"   means the Proxy Statement/Prospectus of the
                               Company mailed to Stockholders in connection with the Stockholders' Meeting.

"Record Date"                  July 22, 1997.

"Registration Statement"       means the Registration Statement on Form S-4
                               the Company filed with the Commission under the Securities Act, with respect to the securities offered hereby.

"Reverse Split"                means the one-for-five reverse stock split of
                               the Company's common stock to be effected pursuant to the Charter Amendments.

"Revolving Credit Agreement"   means the Amended and Restated Revolving Credit
                               Agreement, dated as of December 23, 1993, as amended, among Merisel Americas and Merisel
                               Europe, as borrowers, the Company, as
                               guarantor, and the lender parties thereto.

"Restructuring"                means the financial restructuring of the
                               Company pursuant to either the Exchange
                               Restructuring or the Prepackaged Restructuring, as the case may be.

"Securities Act"               means the Securities Act of 1933, as amended.

"Senior Note Purchase          means the Amended and Restated Senior Note
Agreement"                     Purchase Agreement dated as of December 23,
                               1993, as amended, by and among each of the purchasers named therein, Merisel Americas, as issuer, and the Company relating to the 11.5%
                               Notes.

"Series A Warrants"            means the warrants issued under the Series A
                               Warrant Agreement, as more fully described herein.

"Series B Warrants"            means the warrants issued under the Series B
                               Warrant Agreement, as more fully described herein.

"Service Agreement"            means, in connection with the ComputerLand
                               acquisition, the Distribution and Services
                               Agreement by and between Merisel FAB and Vanstar.

"Stock Award and Incentive     means the Merisel, Inc. 1997 Stock Award and
Plan"                          Incentive Plan.

"Stockholders"                 means the holders of Old Common Stock.

"Stockholders' Meeting"        means the Special Meeting of Stockholders of
                               the Company to be held on August 29, 1997, at 10:00 a.m., Los Angeles time.

                                   ANNEX IV

"Stonington"                   means Stonington Partners, Inc., a Delaware
                               corporation.

"Stonington Proposal"          means the letter dated July 14, 1997, from
                               Stonington to the Company, and filed as an exhibit to the Company's Current Report on Form
                               8-K, filed July 15, 1997.

"Subordinated Note Purchase    means the Amended and Restated Subordinated
 Agreement"                    Note Purchase Agreement, dated as of December
                               23, 1993, as amended, by and among each of the purchasers named therein and Merisel Americas relating to the Subordinated Notes.

"Subordinated Notes"           means the subordinated notes issued by Merisel
                               Americas pursuant to the Subordinated Note
                               Purchase Agreement.

"Trustee"                      means The Bank of New York, as trustee for the
                               12.5% Notes.

"Warrant Agreements"           means the Warrant Agreements under which the
                               Warrants will be issued.

"Warrant Shares"               means shares of New Common Stock issued to
                               holders of Warrants upon exercise of their Warrants.

"Warrants"                     means the Series A Warrants and the Series B
                               Warrants exercisable for shares of New Common
                               Stock and issued in accordance with the Warrant
                               Agreements.

"11.5% Notes"                  means the 11 1/2% Senior Notes due 1998 issued
                               by Merisel Americas.

"12.5% Notes"                  means the 12 1/2% Senior Notes due 2004 issued
                               by the Holding Company.

                                   ANNEX IV

                                    SUMMARY

   The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Prospectus, the Annexes hereto and the documents incorporated by reference herein. Noteholders are urged to read this Prospectus and the Annexes hereto in their entirety. References herein to the "Company" shall, unless the context otherwise requires, refer to Merisel, Inc. and its operating subsidiaries. References to the "Holding Company" shall refer only to Merisel, Inc. and not to its subsidiaries. References to the "Operating Companies" shall mean the operating subsidiaries of the Company.

                                  THE COMPANY

   The Company is a leading distributor of computer hardware, networking equipment and software products. Through its main operating subsidiary, Merisel Americas, Inc. ("Merisel Americas") and its subsidiaries (the "Operating Companies"), the Company markets products and services throughout North America and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers (VARs), commercial resellers/dealers, and retailers. The Company also has established the Merisel Open Computing Alliance (MOCA(TM)), a division which primarily supports Sun Microsystems' UNIX-based product sales and installations.

   The Company was originally incorporated in California in October 1980, was reincorporated in Delaware in August 1988, and changed its name from Softsel Computer Products, Inc. to Merisel, Inc. in August 1990. The Company's principal executive offices are located at 200 Continental Boulevard, El Segundo, California 90245. Its telephone number is (310) 615-3080.

   For additional information concerning the Company and its business, financial position and operations, see "SELECTED HISTORICAL
 CONSOLIDATED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND
 "BUSINESS AND PROPERTIES OF THE COMPANY."

                              RECENT DEVELOPMENTS

                     BACKGROUND OF THE STONINGTON PROPOSAL

  In late May of 1997, the Company decided to explore with potential new lenders and investors the possibility of an equity infusion or debt financing following, or in conjunction with, the consummation of the Restructuring. The Company intended to use any investment to reduce the outstanding debt obligations of the Operating Companies and to implement its business strategy following the Restructuring. On June 12, 1997, the Company met for the first time with Stonington Partners, Inc., a New York-based investment firm ("Stonington"), for the purpose of making an informational presentation.

  Stonington suggested to the Company that an equity investment which would allow the Company to repay the debt outstanding under the Operating Companies' Loan Agreements and leave the existing 12.5% Notes outstanding might be an alternative to the Restructuring, if it could be accomplished consistent with the terms of the Limited Waiver Agreement. In order to determine the financial feasibility of such an alternative, the Company and Stonington entered into a confidentiality agreement, and Stonington commenced a due diligence investigation of the Company to determine its willingness to make such an investment. During the course of its

                                    ANNEX IV
due diligence investigation, representatives of the Company and Stonington discussed the need to obtain the approval of the Noteholders to any transaction which would be an alternative to the Restructuring and that Stonington should also consider whether it would be interested in an equity investment which would be a supplement to, rather than be in lieu of, the Restructuring.

  In early July, Stonington met with the Company to discuss the terms on which it might be willing to make an equity investment in the Company. In addition, on July 3, 1997, the Company informed Stonington that no proposal would be considered unless Stonington were able to provide a commitment for working capital financing for the Operating Companies which would enhance the capital structure of the Company.

  On July 11, 1997, Stonington presented the Company with a form of proposal to invest $152 million in cash in exchange for 70% of the Company's common stock, which was subject to the approval of the Noteholders and Stockholders and which included an offer to make a six-month bridge loan for $50 million to the Operating Companies to fund their working capital requirements. The Board of Directors of the Company met on July 12, 1997 to discuss the general terms of the form of proposal. The Board of Directors reviewed the terms and conditions of the form of proposal, including the amount of equity to be invested, the bridge financing to be provided, the percentage dilution to existing stockholders, and the amount of the termination fees and the expenses, if any, that would be payable should the Company enter into a restructuring transaction with the Noteholders or a third-party on terms more favorable to the Company than the Restructuring. The Board of Directors expressed concern with respect to certain of the terms and conditions of the proposal and subsequently the Company and its representatives negotiated with Stonington with respect to such terms and conditions. On July 13, 1997, two Noteholders who were subject to a confidentiality agreement were contacted and informed that the Company expected to receive a proposal for an equity infusion, and the general terms thereof.

  On the evening of July 14, 1997, the Company received a formal proposal from Stonington in the form filed in the current Report on Form 8-K, filed with the SEC on July 15, 1997 (the "Stonington Proposal"). That same evening, the Board of Directors of the Company met and discussed the merits of the Stonington Proposal and received the preliminary view of the Company's financial and legal advisors with respect to such proposal. The Board also reviewed and considered a letter received from counsel to the Ad Hoc Noteholders Committee objecting to the consideration by the Board of the Stonington Proposal, although the Committee had not yet received the written proposal with the specific terms and conditions thereof. After the Board's consideration of the foregoing and other factors, the Board of Directors of the Company voted in favor of agreeing to give Stonington the exclusivity arrangements and to pay the termination fees and expenses required in the Stonington Proposal in order to allow it to remain open. By granting such exclusivity and agreeing to pay such termination fees, under the terms of the Stonington Proposal, it would remain open until September 4, 1997, unless terminated earlier by the Company or by Stonington as permitted by the occurrence of certain events (as described in "Summary of the Stonington Proposal," below).

  In reaching its decision to grant the requested exclusivity which would enable the Stonington Proposal to remain open, the Board of Directors considered, among other things, that the Stonington Proposal had the potential to provide greater benefits to the Company than the Restructuring, principally because of the substantial cash infusion of new equity capital to be used to retire substantially all of the Operating Company Indebtedness, the addition of new working capital and the increase in the amount of equity to be retained initially by current Stockholders. The Board of Directors also considered that the Stonington Proposal had the potential of avoiding a subsequent refinancing of the Operating Company Indebtedness after the Restructuring which could cause further dilution to the then existing equity interests, including those of the Noteholders, if the Restructuring is implemented. In addition, the Board of Directors considered that the reinstatement of the 12.5% Notes and payment of interest in cash to the Noteholders, as contemplated by the Stonington Proposal, could, based on prevailing interest rates, be a more attractive alternative to some Noteholders than exchanging their debt for

                                    ANNEX IV
equity. The Board was also aware that the Stonington Proposal by its terms could be implemented without the need for a prepackaged bankruptcy filing. However, the Board decided that if the Consenting Noteholders determined not to consent to a modification of their agreement with the Company, the Company would continue to proceed to submit the Restructuring to a vote of Stockholders. The Board of Directors also considered that the Company could elect to terminate its interest in the transaction contemplated by the Stonington Proposal without cost to the Company if it notified Stonington by the date described below.

  On the evening of July 15, 1997, the Ad Hoc Noteholders Committee informed the Company in a letter that they would not agree with the Company to terminate or modify their agreement with the Company regarding the Restructuring in order to allow the Stonington Proposal to be accepted. Accordingly, on the morning of July 16, 1997, the Company issued a press release reiterating its intention to submit the existing Restructuring plan to a Stockholder vote in accordance with its agreement with the Noteholders.

  On July 20, 1997, Stonington advised the Company in a letter that it is continuing to review alternative financing which could be provided to the Company in the event the Limited Waiver Agreement is terminated in accordance with its terms without the Restructuring having been implemented and that it was extending the date by which the Company could notify it of a termination of its interest in the Stonington Proposal without cost to the Company from July 28, 1997 to August 11, 1997. There can be no assurance that any such alternative financing on terms acceptable to the Company can be arranged, and, in view of the fact that the Stonington Proposal by its current terms cannot be accepted, the Board of Directors continues to recommend the Restructuring as the best alternative presently available to the Company.

  On July 24, 1997, Stonington advised the Company that it had received a summons and complaint from counsel to the Ad Hoc Noteholders Committee alleging tortious interference by Stonington with the Limited Waiver Agreement and seeking damages. Stonington has indicated that it intends to defend the suit vigorously.

                       SUMMARY OF THE STONINGTON PROPOSAL

  The Stonington Proposal calls for Stonington to invest $152 million in exchange for 70% of the Company's Common Stock, with current Stockholders retaining their shares which would represent 30% of the then outstanding common stock after the equity investment. Under the Stonington Proposal, the $125 million principal amount of the 12.5% Notes would remain outstanding in lieu of the exchange of such indebtedness for equity as currently proposed in the Restructuring. In addition, under the Stonington Proposal, the proceeds of the equity investment would be used to eliminate substantially all of the Operating Company Indebtedness and Stonington would provide the Company with a $50 million six-month bridge loan to fund working capital requirements pending the Company obtaining a longer term working capital facility, which Stonington committed to assist the Company in obtaining. Upon consummation of the transaction contemplated by the Stonington Proposal, Stonington would be entitled to receive a transaction fee of $3 million from the Company.

  The Stonington Proposal is subject to certain conditions, including the execution of a definitive agreement, stockholder approval and agreement of the Consenting Noteholders to a termination or modification of the Company's existing agreement with the Noteholders. Stonington has agreed to keep the Stonington Proposal available until September 4, 1997. Stonington may terminate its offer in the event that a change occurs in the business of the Company which has, or would reasonably be expected to have, a material adverse effect, and in the event that any pending or threatened litigation seeks injunctive or monetary relief in connection with the transactions contemplated by the Stonington Proposal.

  Pursuant to the Stonington Proposal the Company has agreed to pay Stonington termination fees and expenses of up to $3 million (plus commitment fees incurred at the Company's request) in the event that the

                                    ANNEX IV

Company terminates the Stonington Proposal and executes or consummates a restructuring transaction on terms more favorable than the Restructuring within six months of such termination. The Company has also agreed that, should the Restructuring in its current form be implemented, it will pay up to $500,000 (plus commitment fees incurred at the Company's request) of Stonington's expenses, provided that the Company may terminate the Stonington Proposal without incurring such costs prior to August 11, 1997.

                        CORRESPONDENCE WITH NOTEHOLDERS

  On July 22, 1997, holders of in excess of 25% in aggregate principal amount of the 12.5% Notes informed the Company of their intent to accelerate all outstanding indebtedness under the 12.5% Notes in the event that the Stockholders fail to approve the Charter Amendment and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan.

                    THE EXCHANGE OFFER AND PREPACKAGED PLAN

Consideration Offered.......  For each $1,000 principal amount of 12.5% Notes
                               (plus accrued but unpaid interest), 192.5 shares of New Common Stock. In lieu of issuing any fractional shares of New Common Stock or fractional warrants in the Restructuring, fractional interests in New Common Stock and Warrants will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock and fractional warrants such holders would otherwise be entitled to receive. As a result of the Exchange Restructuring, Noteholders as of the date of consummation of the Restructuring ("the Exchange Date") will receive, in the aggregate, shares of New Common Stock equivalent to approximately 80% of the New Common Stock outstanding immediately after giving effect to the Exchange Restructuring, based on the outstanding Old Common Stock as of the Record Date. Noteholders will not be entitled to receive Warrants. Should the Prepackaged Restructuring be consummated, the holders of Old Common Stock and the Noteholders will receive consideration substantially similar to that which such holders would receive in the Exchange Restructuring.

                                          SUMMARY DISTRIBUTION TABLE

                                               EXISTING       NEW      SERIES A  SERIES B
                                               SECURITY   COMMON STOCK WARRANTS  WARRANTS
                                               --------   ------------ --------- ---------
                   To holders of Old Common
                    Stock:
                    Per 1,000 Shares.......         1,000         200       87.5      87.5
                    In Aggregate...........    30,078,495   6,015,699  2,631,868 2,631,868
                   To holders of 12.5%
                   Notes:
                    Per Note...............  $      1,000       192.5        --        --
                    In Aggregate...........  $125,000,000  24,062,796        --        --

                              For more information on consideration offered
                               pursuant to the Restructuring, see Part A.

                                    ANNEX IV

Expiration Date.............  With respect to the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on August 29, 1997, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for the Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended. See "TENDERING AND VOTING PROCEDURES" in Part A and "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

Interest on 12.5% Notes.....  The consideration to be paid pursuant to the
                               Exchange Offer or the Prepackaged Plan will be paid in respect of each $1,000 principal amount of 12.5% Notes (together with all accrued and unpaid interest) tendered pursuant to the Exchange Restructuring and accepted for exchange or exchanged pursuant to the Prepackaged Restructuring. By tendering 12.5% Notes pursuant to the Exchange Restructuring, and pursuant to the terms of the Prepackaged Restructuring, a Noteholder waives all rights to receive any payments with respect to accrued but unpaid interest on such 12.5% Notes, other than the New Common Stock to be paid pursuant to the Exchange Restructuring or the Prepackaged Restructuring. The Company has paid interest on the 12.5% Notes through December 31, 1996, and, assuming the Restructuring is consummated on July 31, 1997, additional interest of $72.92 per $1,000 principal amount of 12.5% Notes of $72.92 will have accrued since December 31, 1996 .

Outstanding 12.5% Notes at
 March 31, 1997.............  As of March 31, 1997, there were outstanding $125 million aggregate principal amount of 12.5%
                               Notes (plus accrued but unpaid interest thereon of approximately $3,906,250).

Classification and
 Treatment of Claims and
 Interests Under the
 Prepackaged Plan
 (capitalized terms used in
 this section and not
 otherwise defined herein
 are defined in the
 Prepackaged Plan)..........  The classification and treatment of Claims and
                               Interests pursuant to the Prepackaged Plan is as follows:

Administrative Claims.......  Allowed Administrative Claims are to be paid in full, in cash, on the later of the consummation of the Prepackaged Restructuring (the "Effective Date") or the date on which such Administrative Claims become Allowed, unless the Holder of such Claim agrees to different treatment; provided, however, that if incurred in the ordinary course of business or otherwise assumed by the Holding Company pursuant to the Prepackaged Plan (including Administrative Claims of governmental units for taxes), an

                                    ANNEX IV

                               Allowed Administrative Claim will be paid, performed or settled by Reorganized Merisel when due in accordance with the terms and conditions of the particular agreements governing the obligation.

  Priority Tax Claims.......  Allowed Priority Tax Claims are to be paid (i) in full in cash on the later of the Effective Date or when such Claims become Allowed, or (ii) will be paid at such time as specified under applicable laws, unless the Holder of such Claim agrees to different treatment.

  Class 1: Secured Claims
     (Unimpaired)...........  On the Effective Date, or as soon thereafter as practicable, the Holder of an Allowed Secured Claim, in the sole discretion of Merisel, (i) will have its Secured Claim Reinstated or (ii) receive such other treatment as the Holding Company and such Holder have agreed upon in writing as announced at or prior to the Confirmation Hearing. The Holding Company is not aware of any material Secured Claims.

  Class 2: Priority Claims
     (Unimpaired)...........  Class 2 Priority Claims are to be paid in full in cash on the latest of (i) the Effective Date or as soon as practicable thereafter, (ii) the date when such Claim becomes Allowed or (iii) the date when such Claim would be paid in accordance with any terms and conditions of any agreements or understandings between the Holding Company and the Holder of such Claim, unless such Holder and Reorganized Merisel agree to a different treatment.

  Class 3: Subsidiary Debt
     Guaranty Claims
     (Unimpaired)...........  On the Effective Date, or as soon thereafter as practicable, the Holder of an Allowed Subsidiary Debt Guaranty Claim shall, in the sole discretion of Merisel, (i) have its Claim Reinstated or (ii) receive such other treatment as the Holding Company and such Holder have agreed upon in writing as announced at or prior to the Confirmation Hearing.

  Class 4: 12.5% Notes
     Claims (Impaired)......  On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 4 Claim shall receive on account of the unpaid principal amount plus unpaid interest which accrued prior to the Petition Date on its 12.5% Notes and any Claims under the 12.5% Notes,
                               192.5 shares of New Common Stock for each $1,000 of 12.5% Notes held by such Holder.

  Class 5: General
     Unsecured Claims
     (Unimpaired)...........  Unless otherwise agreed to by the parties, the legal, equitable and contractual rights of each Holder of an Allowed General Unsecured Claim will either (i) not be altered by the Plan or
                               (ii) at the option of the Holding Company, receive such other treatment that will result in such Allowed Claim being deemed Unimpaired. The Company is not aware of any material amount of undisputed General Unsecured Claims.

                                    ANNEX IV

  Class 6: Old Common Stock
     Interests (Impaired)...  On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 6 Old Common Stock Interest will receive, on a Pro Rata basis, on account of each share of Old Common Stock which it holds: (i) one-fifth of a share of New Common Stock, (ii) .0875 Series A Warrants to purchase New Common Stock, and (iii) .0875 Series B Warrants to purchase New Common Stock. Each Warrant entitles the holder to purchase one share of New Common Stock.

                              For a more detailed description of the foregoing
                               Classes of Claims and Interests, see "SUMMARY OF PLAN" in the Disclosure Statement.

Conditions to Exchange        The Company's obligation to accept 12.5% Notes
Restructuring...............   tendered pursuant to the Exchange Restructuring
                               is conditioned, among other things, on (a) the Minimum Tender Condition and (b) approval by the Company's stockholders (the "Stockholders") of the Charter Amendment. The Company has reserved the right to waive or seek the waiver of any one or more of these conditions but does not currently intend to waive or seek the waiver of any condition, except that the Company may seek a waiver of the Minimum Tender Condition in the event that it receive tenders of approximately
                               95% or more, but less than 100%, of the 12.5%
                               Notes. No decision has been made to seek such a waiver, and there can be no assurance that such waiver, if sought, would be obtained. In the event that the requisite percentage and number of Noteholders and Stockholders have executed acceptances of the Prepackaged Plan, but the Company determines, in its sole discretion, that Minimum Tender Condition has not been satisfied, or is not likely to be satisfied, at or prior to the Expiration Date, the Company may elect to terminate the Exchange Offer at or prior to its scheduled expiration and proceed directly to the Prepackaged Plan. See "TENDERING AND VOTING
                               PROCEDURES--Conditions" in Part A.

Conditions to Prepackaged
 Restructuring..............  The Bankruptcy Code requires that the Bankruptcy
                               Court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. Approval of two-thirds of the principal balance and a majority in number of the Noteholders, and two-thirds of the shares of Old Common Stock, in each case of those voting on the Prepackaged Plan, is required for the consummation of the Prepackaged Restructuring. See "SUMMARY OF THE PLAN" in the Disclosure Statement.

                                    ANNEX IV

Certain Federal Income Tax
 Considerations.............  Noteholders will generally recognize no gain or loss upon the receipt of New Common Stock in exchange for the 12.5% Notes pursuant to the Restructuring. The Company will realize cancellation of indebtedness income for Federal income tax purposes as a result of the Restructuring. In the event of an Exchange Restructuring, the Company anticipates that such income would likely be offset by the Company's net operating losses and net operating loss carryovers ("NOLs"). In the event of a Prepackaged Restructuring, such income would not be recognized for Federal Income Tax purposes. As a result of the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes and will be limited in its ability to use its NOLs and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" in Part A.

Old Common Stock............  As of the Record Date, there were 50,000,000 shares of Old Common Stock authorized for issuance, of which 30,078,495 shares were issued and outstanding (or 6,015,699 shares of New Common Stock after the giving effect to the Reverse Split). As part of the Exchange Restructuring, holders of Old Common Stock will be asked to consider and approve the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. If the Prepackaged Restructuring is consummated, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan. See "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" in the Disclosure Statement.

Market and Trading Information:

  12.5% Notes...............  The 12.5% Notes are traded in the over-the-
                               counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the 12.5% Notes is, however, extremely limited and prices and trading volume are not reported and are difficult to monitor. See "MARKET PRICES OF 12.5% NOTES" in Part A.

  Old Common Stock..........  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol "MSEL." See "MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY" in Part A and "RISK FACTORS" in Part A and the Disclosure Statement.

                                    ANNEX IV

Post-Restructuring Board....  Pursuant to the terms of the Limited Waiver
                               Agreement, upon consummation of the
                               Restructuring, the Board of Directors of the Company is intended to be reconstituted so as to be comprised of members acceptable to the Company and the Ad Hoc Noteholders Committee. No financial advisors nor legal advisors will be named to the Board. The Company and the Ad Hoc Noteholders Committee have been in discussions regarding the composition of the Board, but no agreement has been reached. The Company has proposed that Dwight A. Steffensen, Dr. Arnold Miller and James E. Illson be named to the Board, however, until any such agreement is reached, the Company intends that the existing Board will continue as the Board of Directors of the Company.

Depositary/Voting Agent.....  The Bank of New York has been appointed as
                               Depositary with respect to the 12.5% Notes for the Exchange Restructuring (the "Depositary"), and as Voting Agent (as defined herein) with respect to the 12.5% Notes for the solicitation of acceptances of the Prepackaged Plan. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Prospectus. See "ADVISORS AND REPRESENTATIVES" in Part A.

Information Agent...........  MacKenzie Partners, Inc. is serving as
                               Information Agent in connection with the Exchange Restructuring and the solicitation of acceptances of the Prepackaged Plan (the "Information Agent"). Any questions regarding how to tender in the Exchange Offer or how to vote on the Prepackaged Plan, and any requests for additional copies of the Prospectus, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of Part A to the Exchange Restructuring Prospectus. See also "ADVISORS AND REPRESENTATIVES" in Part A.


                                    ANNEX IV

                      COMPARISON OF EXCHANGE RESTRUCTURING
                         AND PREPACKAGED RESTRUCTURING

  The following is a comparison of certain of the elements of, and differences between, the Exchange Restructuring and the Prepackaged Restructuring.

                         EXCHANGE RESTRUCTURING             PREPACKAGED RESTRUCTURING
                         ----------------------             -------------------------
APPROVAL REQUIRED....... 100 percent of the aggregate       Acceptances must be received
                         principal amount of the 12.5%      from holders of at least
                         Notes must be tendered and not     two-thirds in dollar amount
                         withdrawn and a majority of the    and more than one-half in
                         voting power of the outstanding    number of 12.5% Notes,
                         Old Common Stock must approve the  counting only holders who
                         Charter Amendment.                 vote, and from the holders
                                                            of at least two-thirds in
                                                            amount of the Old Common
                                                            Stock, counting only holders
                                                            who vote.
EFFECT ON NOTEHOLDERS
 WHO DO NOT
 PARTICIPATE............ Not applicable, as the Exchange    Upon receipt of the
                         Restructuring is conditioned       requisite acceptances and
                         upon, among other things, 100      consummation of the
                         percent of the aggregate           Prepackaged Restructuring,
                         principal amount of the 12.5%      all 12.5% Notes would be
                         Notes being tendered and not       cancelled and holders of
                         withdrawn. The Company does not    such 12.5% Notes would
                         intend to waive or seek the        receive the same
                         waiver of the Minimum Tender       consideration as the holders
                         Condition, except that the         who voted in favor of the
                         Company may seek a waiver of the   Prepackaged Restructuring.
                         Minimum Tender Condition in the
                         event that it receives tenders of
                         approximately 95% or more, but
                         less than 100%, of the 12.5%
                         Notes.
SPECIAL MEETING OF
 STOCKHOLDERS........... At the Stockholders' Meeting,      At the Stockholders'
                         holders of Old Common Stock will   Meeting, holders of Old
                         be asked to consider and vote      Common Stock will be asked
                         upon the Charter Amendment, the    to consider and vote upon
                         New Common Stock Issuance and the  the Charter Amendment, the
                         Stock Award and Incentive Plan.    New Common Stock Issuance
                         The stockholder votes with         and the Stock Award and
                         respect to the New Common Stock    Incentive Plan, but if the
                         Issuance will not be effective     Prepackaged Restructuring is
                         unless and until the Charter       pursued and a petition is
                         Amendment is approved at the       filed under the Bankruptcy
                         Stockholders' Meeting and filed    Code, the Company expects
                         with the Delaware Secretary of     that the New Common Stock
                         State and the Exchange Offer has   Issuance and an amendment
                         been consummated.                  similar to the Charter
                                                            Amendment will be
                                                            implemented pursuant to the
                                                            Prepackaged Restructuring.

                                    ANNEX IV

MECHANICS OF
 PARTICIPATION.......... Noteholders who desire to          Impaired creditors and
                         participate in the Exchange Offer  equity interest holders who
                         must properly complete a Letter    desire to vote on the
                         of Transmittal and deliver it,     Prepackaged Plan must
                         together with the 12.5% Notes and  properly complete a Ballot
                         any other required documents, to   or Master Ballot, as the
                         the Depositary. Only a registered  case may be, and deliver it
                         Noteholder, or persons who have    in accordance with voting
                         obtained a properly completed      instructions. Only
                         bond power from a registered       beneficial owners of Claims
                         Noteholder, may tender in the      or Interests or, if
                         Exchange Offer.                    applicable, nominees who are
                                                            voting at the instruction of
                                                            the beneficial owners and
                                                            make a certification with
                                                            respect thereto, may vote on
                                                            the Prepackaged Plan.
PREFERRED STOCK
 VOTING RIGHTS.......... There is currently no preferred    The Charter will provide
                         stock of the Company outstanding,  that any preferred stock to
                         but any subsequently issued        be issued will have certain
                         shares of preferred stock may or   specified minimum voting
                         may not have voting rights after   rights, as required by the
                         consummation of the Exchange       Bankruptcy Code.
                         Restructuring.

                   PURPOSES AND EFFECTS OF THE RESTRUCTURING

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization (including debt levels and principal repayment schedules) to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's debt obligations by $125 million, to levels which the Company believes can be supported by its projected cash flow, and to replace a significant portion of the Company's indebtedness with New Common Stock. Interest charges will be substantially reduced. The amount of outstanding capital stock of the Company will be substantially increased as a result of the Restructuring. For more information, see "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" in the Disclosure Statement.

                                  RISK FACTORS

  Investment in the New Common Stock involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Noteholder should carefully consider all of the information contained in this Prospectus, especially the factors outlined below and described under "RISK FACTORS" in each of Part A and the Disclosure Statement, to the extent applicable.

  Risk Factors Relating to the Exchange Restructuring and the Prepackaged Restructuring. Stockholders should consider that (a) in the event that the Stockholders do not approve the Restructuring, the Noteholders have expressed their intention to accelerate the outstanding indebtedness under the 12.5% Notes, (b) the Company is currently highly leveraged and will continue to have a high level of indebtedness following the Exchange Restructuring or Prepackaged Restructuring, as applicable, (c) seasonality and economic, market or other conditions may adversely affect cash flow and there can be no assurance that such conditions will not have

                                    ANNEX IV
an adverse effect on the Company's financial projections, (d) the Operating Companies' Loan Agreements contain restrictions on the Company's operations and requirements that the Company achieve and maintain certain financial ratios which the Company may not be able to achieve or maintain, and which, if not maintained or achieved, may result in a default and could lead to the acceleration of the Company's obligations under the Operating Companies' Loan Agreements as well as the acceleration of other indebtedness of the Company,
(e) market forces, such as interest rates, affect the value of securities and are influenced by conditions beyond the Company's control, (f) the Company's capital expenditure levels assumed in preparation of the projected financial data contained herein may be inadequate to maintain the Company's long-term competitive position, (g) the Company is and, after consummation of the Exchange Restructuring or Prepackaged Restructuring, as applicable, will continue to be, restricted in its ability to declare and pay cash dividends on the common stock of the Company, (h) if certain of the major suppliers and vendors that the Company currently deals with were to change the terms or credit limits or product availability that they currently extend to the Company, it could have a significant negative impact on the Company's sales, cash position and liquidity, (i) the Company is subject to the risk of increased competition, which could affect its sales volume, pricing and margins and (j) there are certain Federal income tax considerations with respect to the Restructuring, including limiting the use of, or reducing, the Company's net operating loss carryovers, although such limit would be greater under the Exchange Restructuring than under the Prepackaged Restructuring, (k) following the Restructuring the ownership of New Common Stock may be substantially more concentrated than the current ownership of Old Common Stock, which may result in an attempt to influence the direction of the Company by one or more large stockholders, (l) the Company is not in compliance with the continuing listing requirements of the Nasdaq National Market, and de-listing from the Nasdaq National Market could adversely affect the liquidity of the market for their shares of common stock of the Company and (m) the Company has recently suffered significant net operating losses.

  Additional Risk Factors Relating to the Prepackaged
Restructuring. Stockholders should consider that (a) commencement of bankruptcy proceedings, even if only to confirm the Prepackaged Plan, could adversely affect the relationship between the Holding Company and its subsidiaries, employees, customers and suppliers which, in turn, could adversely affect the Company's ability to complete the Solicitation or obtain confirmation of the Prepackaged Plan, (b) even if all classes of impaired creditors and equity interest holders accept the Prepackaged Plan, the Prepackaged Plan may not be confirmed by the Bankruptcy Court and (c) there can be no assurance that the Bankruptcy Court will decide that the Exchange Restructuring and the Disclosure Statement meets the disclosure requirements of the Bankruptcy Code.

  For a discussion of certain additional risk factors that should be considered in connection with voting on the Prepackaged Plan, see "RISK FACTORS" in the Disclosure Statement.

                                    ANNEX IV

                        TENDERING AND VOTING PROCEDURES

How to Tender in the
 Exchange Offer.............  ONLY NOTEHOLDERS, OR PERSONS WHO HAVE OBTAINED A
                               PROPERLY COMPLETED BOND POWER FROM THE
                               REGISTERED HOLDERS THEREOF, MAY TENDER IN THE EXCHANGE OFFER. Any beneficial holder whose 12.5% Notes are registered or held of record in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender 12.5% Notes should contact such Noteholder of record and instruct such Noteholder to tender 12.5% Notes.

                              To tender 12.5% Notes pursuant to the Exchange
                               Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent's Message (as defined herein) in the case of a book-entry transfer of 12.5% Notes, together with any signature guarantees and any other documents required by the Instructions to the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover page of this Prospectus prior to the Expiration Date and either (i) certificates representing such 12.5% Notes must be received by the Depositary at one of its addresses or
                               (ii) such 12.5% Notes must be transferred pursuant to the procedures for book-entry transfer set forth under "TENDERING AND VOTING PROCEDURES" in Part A, and the book-entry transfer of such 12.5% Notes into the Depositary's account at a Book-Entry Transfer Facility (as defined herein) must be confirmed, in each case, prior to the Expiration Date. THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY. TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED. Noteholders will not be obligated to pay the Company any brokerage commissions or solicitation fees in connection with the Exchange Offer. See "TENDERING AND VOTING PROCEDURES" in Part A.

How to Vote on the
 Prepackaged Plan
 (capitalized terms used in
 this section and not
 otherwise defined herein
 are defined in the
 Disclosure Statement)......  The following Classes of Claims and Interests are impaired under the Prepackaged Plan and all Holders of Claims or Interests in such Classes as of the Record Date are entitled to vote to accept or to reject the Prepackaged Plan: Claims of Holders of 12.5% Notes and Interests of Holders of Old Common Stock. To be entitled to vote to accept or to reject the Prepackaged Plan, a Holder of 12.5% Notes or Old Common Stock must be the Beneficial Interest Holder of such security or other Claims at the close of business on the Record Date, whether such Claims or Interests are held of record on the Record Date in such Holder's name or in the name of such Holder's broker, dealer, commercial bank, trust company or other nominee. For purposes of

                                    ANNEX IV
                               determining whether the requisite number of acceptances is received to approve the Prepackaged Plan, only votes which are cast at the direction of Beneficial Interest Holders in accordance with the procedures set forth in the Disclosure Statement may be counted, and only the votes of Holders of Allowed Claims or Interests will be counted. Ballots are to be used by Beneficial Interest Holders whether such Beneficial Interest Holders are also Record Holders or hold through other Record Holders. Master Ballots are to be used by Record Holders of 12.5% Notes and/or Old Common Stock which hold such 12.5% Notes and/or Old Common Stock for the account of one or more Beneficial Interest Holders. A Record Holder which holds 12.5% Notes and/or Old Common Stock on behalf of one or more Beneficial Interest Holders should collect completed Ballots from such Beneficial Interest Holders and should complete a Master Ballot reflecting the votes of such Beneficial Interest Holders, as indicated on their respective Ballots.

                              Holders of Claims and/or Interests should
                               complete an appropriate Ballot and, where appropriate, Master Ballot, for each class of Claims and Interests held by such Holders in accordance with the instructions set forth thereon and the procedures set forth in the Disclosure Statement and in the Prepackaged Plan.

                              The Ballots require voting Holders to make
                               certain certifications, including with respect to casting other votes pursuant to the Solicitation. Each Beneficial Interest Holder of 12.5% Notes and each Beneficial Interest Holder of Interests who holds Claims or Interests in more than one Class is required to vote separately with respect to each Class in which such Beneficial Interest Holder holds Claims or Interests in aggregate amounts not in excess of the amounts which were beneficially owned as of the Record Date. A separate Ballot of the appropriate form should be used to vote on the Prepackaged Plan with respect to each Impaired Class of Claims or Interests. Votes must be made on the appropriate Ballots in order to be counted. The vote of a Holder of 12.5% Notes will be counted only once in determining whether the requisite number of Holders in such Class have voted to accept the Prepackaged Plan, regardless of the number of Ballots relating to such Class submitted by or on behalf of such Holder. A Holder may not split its vote within a Class of Impaired Claims or Interests.

                              Under the Bankruptcy Code, for purposes of
                               determining whether the requisite acceptances have been received from an Impaired Class of Claims or Interests, the vote will be tabulated based on the ratio of (i) Allowed Claims and/or Interests with respect to which a vote to accept was received to (ii) all Allowed Claims and/or Interests of such Impaired Class with respect to which any

                                    ANNEX IV
                               valid vote was received. Therefore, it is possible that the Prepackaged Plan could be approved by any Impaired Class of Claims with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the entire Class of Claims, or by any Impaired Class of Interests with the affirmative vote of significantly less than two-thirds in amount of the entire Class of Interests. Failure by a Holder of an Impaired Claim or an Impaired Interests to submit a properly executed Ballot or Master Ballot (as appropriate) or to indicate acceptance or rejection of the Prepackaged Plan in accordance with the instructions set forth thereon and the procedures set forth in the Disclosure Statement shall be deemed to constitute an abstention by such Holder with respect to a vote regarding the Prepackaged Plan. Abstentions as a result of failing to submit a properly executed Ballot or Master Ballot (as appropriate) or failing to indicate a vote either for acceptance or rejection of the Prepackaged Plan will not be counted as votes for or against the Prepackaged Plan. The Company, in its sole discretion, may waive any defect in any Ballot or Master Ballot at any time, either before or after the close of voting, and without notice. Except as otherwise ordered by the Bankruptcy Court, a Ballot or where appropriate, Master Ballot, which is either (i) not submitted to the Voting Agent,
                               (ii) submitted to the Voting Agent without proper execution or (iii) executed and submitted to the Voting Agent without properly indicating acceptance or rejection of the Prepackaged Plan will constitute an abstention with respect to a vote on the Prepackaged Plan under section 1126(b) of the Bankruptcy Code for purposes of confirmation of the Prepackaged Plan. See "VOTING AND CONFIRMATION OF THE PLAN" in the Disclosure Statement.

Withdrawal Rights and
 Revocation of Votes........  Tenders of 12.5% Notes may be withdrawn, subject to the procedures described in Part A, at any time before they are accepted for exchange by the Company. Votes on the Prepackaged Plan may be revoked, subject to the procedures described in the Disclosure Statement, at any time prior to the earlier of (i) the Filing Date and (ii) the Expiration Date. Revocations of such votes thereafter may be effected only with the approval of the Bankruptcy Court. See "TENDERING AND VOTING" in Part A and "VOTING AND CONFIRMATION OF THE PLAN--Withdrawal Of Votes on the Plan" in the Disclosure Statement.

Acceptance of 12.5% Notes
 and Delivery of New Common
 Stock......................  Subject to the satisfaction or waiver of all conditions to the Exchange Offer, the Company will accept all 12.5% Notes validly tendered on or prior to the Expiration Date. The New Common Stock will be delivered in exchange for the 12.5% Notes accepted

                                    ANNEX IV
                               in the Exchange Offer promptly after acceptance on the Expiration Date. Pursuant to the Prepackaged Plan, 12.5% Notes will be exchanged following the Effective Date (as defined herein) upon the receipt by the Company of such 12.5% Notes.

                              In lieu of issuing any fractional shares of New
                               Common Stock in the Restructuring, fractional interests in New Common Stock will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock such holders would otherwise be entitled to receive.

                             STOCKHOLDERS' MEETING

Date, Time and Place of
 Stockholders' Meeting......  The Stockholders' Meeting to consider and to vote upon the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan will be held at the Company's headquarters located at 200 Continental Boulevard, El Segundo, California, on August 29, 1997 at 10:00 a.m. Los Angeles time. The stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Delaware Secretary of State and the Exchange Restructuring has been consummated and the Charter Amendment has been filed. If the Prepackaged Restructuring is pursued and a petition is filed under the Bankruptcy Code, the Company expects that the New Common Stock Issuance and an amendment substantially similar to the Charter Amendment will be implemented pursuant to the Prepackaged Plan.

Record Date; Stockholders
 Entitled to Vote; Quorum...  Holders of record of Old Common Stock at the close of business on the Record Date, will be entitled to vote at the Stockholders' Meeting. Holders of Old Common Stock will be entitled to one vote per share with respect to the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. On the Record Date there were 30,078,495 shares of Old Common Stock outstanding, of which there were 1,255 holders of record. The presence, either in person or by properly executed proxy, of the holders of a majority of the shares of Old Common Stock outstanding and entitled to vote is necessary to constitute a quorum at the Stockholders' Meeting.

Purpose of Stockholders'
Meeting.....................  The purpose of the Stockholders' Meeting is to consider the proposals to approve the Exchange Restructuring Proposal and the Stock Award and Incentive Plan. The Board has unanimously adopted a resolution proposing that the Company's Charter be

                                    ANNEX IV
                               amended by the Charter Amendment to (i) effect a one-for-five reverse stock split of the Company's outstanding shares of Old Common Stock and (ii) increase the par value of the authorized common stock of the Company from $.01 per share to $.05 per share. The Charter Amendment is set forth in its entirety in Annex I to this Proxy Statement/Prospectus. The Charter Amendment is necessary to permit the Company to consummate the Exchange Restructuring on the terms contemplated by the Exchange Offer. The approval of the Stock Award and Incentive Plan by the Stockholders is necessary to provide appropriate incentives for those eligible to participate thereunder. The Board has also unanimously adopted resolutions approving the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. The approval of the New Common Stock Issuance by the Stockholders may be required by the applicable rules of the National Association of Securities Dealers, Inc. (the "NASD").

Votes Required..............  Under the Delaware General Corporation Law (the
                               "DGCL") and the Company's Certificate of Incorporation, the Charter Amendment must be approved by a majority of the voting power of the Old Common Stock entitled to vote at the Special Meeting. The New Common Stock Issuance and the Stock Award and Incentive Plan must be approved by the affirmative vote of the holders of a majority of the voting power of the Old Common Stock represented at the meeting. The Company's executive officers and directors, as a group, beneficially own less than 458,672 shares of the outstanding Old Common Stock. Such officers and directors have advised the Company that they intend to vote in favor of the Charter Amendment, the New Common Stock Issuance and the Stock Award and Incentive Plan. See "OWNERSHIP OF COMMON STOCK". The Stockholder votes with respect to the Charter Amendment will not be effective unless and until the Charter Amendment has been filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated, in which event the Charter Amendment will become effective either immediately prior to or contemporaneously with the consummation of the Exchange Restructuring. The Stock Award and Incentive Plan will become effective regardless of whether the Exchange Restructuring is implemented. The Board of Directors has reserved the right, pursuant to
                               Section 242(c) of the DGCL, to abandon the Charter Amendment even if the Company's Stockholders authorize the Charter Amendment. However, the Board of Directors intends to file the Charter Amendment with the Secretary of State of Delaware if the Exchange Restructuring is consummated.

                                    ANNEX IV

Dissenters' Rights..........  Stockholders will not be entitled to dissenters'
                               rights or rights of appraisal in connection with the Charter Amendment, the New Common Stock Issuance or the Stock Award and Incentive Plan.

Dilution....................  Assuming 100% acceptance of the Exchange Offer, the Company expects to issue 24,062,796 shares of New Common Stock directly to exchanging Noteholders and 5,263,736 additional shares of New Common Stock obtainable upon exercise of the Warrants issued to Stockholders if the Exchange Restructuring is consummated. The 24,062,796 shares issued directly to Noteholders will represent approximately 80% of the total outstanding shares of New Common Stock after giving effect to the Exchange Restructuring, but excluding shares obtainable upon exercise of Warrants, based on the outstanding Old Common Stock as of the Record Date. Upon consummation of the Exchange Restructuring, the equity interests of the existing holders of Old Common Stock, as a percentage of the total number of outstanding shares of the common stock of the Company, will be significantly diluted. Consummating the Prepackaged Plan will have a similar dilutive effect. See "PURPOSE OF THE RESTRUCTURING" and "RISK FACTORS."

                            DESCRIPTION OF WARRANTS

  The following is a brief description of certain provisions of the Warrants. The Warrants will be issued to holders of Old Common Stock under the Warrant Agreements to be dated on or about the Restructuring Closing Date between the Company and the Warrant Agent (as defined herein). The following description of such provisions does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Warrant Agreements pursuant to which such securities will be issued.

Issue.......................  Up to 2,631,868 Series A Warrants and 2,631,868
                               Series B Warrants (together, the "Warrants") will be issued to holders of Old Common Stock upon consummation of the Exchange Restructuring and after giving effect to the Reverse Split. Each Warrant will be exercisable for a period of seven years from the Exchange Date and shall be exercisable for one share of New Common Stock, subject to adjustment unless redeemed or exchanged earlier by the Company.

Exercise Price..............  Each Warrant will be exercisable at an exercise price ("Exercise Price") of (i) $7.15 per share, in the case of the Series A Warrants, and (ii) $8.68 per share, in the case of the Series B Warrants. Holders of Old Common Stock will receive, for each share of Old Common Stock, .0875 Series A Warrants and .0875 Series B Warrants exercisable, in the aggregate, for 5,263,736 shares of New Common Stock or approximately 17.5% of the New Common Stock immediately after giving effect to the

                                    ANNEX IV

                               Exchange Restructuring, based on the outstanding Old Common Stock as of the Record Date. The Exercise Price and the number of shares of New Common Stock purchasable upon exercise of the Warrants ("Warrant Shares") are both subject to adjustment in certain cases referred to below.

No Rights Generally as
Stockholders................  No holder of Warrants will be entitled to any rights generally as a stockholder of the Company unless and until such holder has obtained shares of New Common Stock upon the exercise of the Warrants for New Common Stock. Stockholders will not be entitled to receive warrants unless and until they submit to the Depositary duly completed Letters of Transmittal.

Adjustment of Exercise
 Price and Number of Shares
 of New Common Stock
 Obtainable Upon Exercise...  The number of shares of New Common Stock obtainable upon exercise of each Warrant and correspondingly the Exercise Price, will be proportionately adjusted subject to standard antidilution provisions at any time the Company pays stock dividends, subdivides, combines or reclassifies its New Common Stock; distributes evidences of indebtedness or assets of the Company, or rights for such assets; issues New Common Stock for less than market value; issues options, warrants or other securities convertible for New Common Stock for less than market value; or effects similar dilutive transactions. Upon the consummation of any Extraordinary Transaction (as defined in the Warrant Agreements), including a merger or sale of substantially all of the assets of the Company, agreed to by the Company, prior to January 1, 1998, the Warrants must remain outstanding and be exercisable in exchange for common stock of the Company or common stock of the acquiring company unless such Extraordinary Transaction is approved by at least 85% of the outstanding New Common Stock then outstanding.

                                    ANNEX IV

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following Summary Historical Consolidated Financial Information of the Company should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, and other financial data included elsewhere herein. The summary financial information presented below as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 is derived from the audited consolidated financial statements of the Company. The summary financial information presented below as of and for the three months ended March 31, 1996 and 1997 has been derived from the Company's unaudited financial statements. Operating results for the three months ended March 31, 1997 may not be indicative of the results that may be expected for the year ended December 31, 1997.

                                        YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED
                         -------------------------------------------------------  ----------------------
                                                                                  MARCH 31,   MARCH 31,
                            1992       1993       1994       1995        1996        1996        1997
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
 DATA:(1)
 Net sales.............. $2,238,715 $3,085,851 $5,018,687 $5,956,967  $5,522,824  $1,536,589  $1,113,100
 Cost of sales..........  2,036,292  2,827,315  4,676,164  5,633,278   5,233,570   1,449,366   1,048,124
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Gross profit...........    202,423    258,536    342,523    323,689     289,254      87,223      64,976
 Selling, general &
  administrative
  expenses..............    150,905    187,152    281,796    317,195     295,021      83,136      51,520
 Impairment losses(2)...                                      51,383      42,033
 Restructuring
  charge(3).............                                       9,333
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Operating Income
  (loss)................     51,518     71,384     60,727    (54,222)    (47,800)      4,087      13,456
 Interest expense.......     15,742     17,810     29,024     37,583      37,431       9,877       8,623
 Loss on sale of
  European, Mexican,
  and Latin American
  operation (4).........                                                  33,455
 Other expense..........      1,299      2,722     11,752     13,885      20,150       7,238       3,530
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Income (loss) before
  income taxes..........     34,477     50,852     19,951   (105,690)   (138,836)    (13,028)      1,303
 Provision (benefit)
  for income taxes......     14,812     20,413      8,341    (21,779)      1,539         480         173
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
   Net income (loss).... $   19,665 $   30,439 $   11,610 $  (83,911) $ (140,375) $  (13,508) $    1,130
                         ========== ========== ========== ==========  ==========  ==========  ==========
SHARE DATA:(5)
 Net income (loss) per
  share................. $     0.67 $     1.00 $     0.38 $    (2.82) $    (4.68) $    (0.45) $     0.04
 Weighted average
  number of shares......     29,274     30,454     30,389     29,806      30,001      29,863      30,078
OTHER DATA:
 EBITDA(6).............. $   59,528 $   79,138 $   65,076 $  (47,598) $  (82,616) $    2,608  $   13,106
BALANCE SHEET DATA:
Working capital......... $  294,626 $  359,765 $  399,848 $  280,864  $  190,544  $  250,442  $  193,512
Total assets............    667,313    936,283  1,191,870  1,230,334     731,039   1,158,676     706,020
Long-term and
 subordinated debt......    153,433    208,500    357,685    356,271     294,763     403,861     288,331
Total debt..............    179,124    259,429    395,556    382,395     294,950     409,564     288,331
Stockholders' equity....    198,882    223,857    236,164    154,466      14,997     138,794      15,814

                                                   (footnotes on following page)

                                    ANNEX IV

--------
(1) The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this document, the Company has described year-ends and quarter-ends presented as if the period ended on the last day of the month. Except for 1992, all fiscal years presented were 52 weeks in duration. The summary historical consolidated financial information as set forth above includes those balances and activities related to the Company's Australian business until its disposal on January 1, 1996 and the Company's European, Mexican and Latin American businesses until their disposal on October 4, 1996, effective as of September 27, 1996. It also includes Merisel FAB from the date such business was acquired on January 31, 1994, through the end of March 28, 1997, the date of sale of Merisel FAB. (See Note 12 to the consolidated financial statements --"Subsequent Events"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) During 1995 and 1996, the Company determined that the carrying value for certain of its capitalized costs relating to the installation of a new computer operating system and identifiable intangible assets relating to Merisel FAB would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of the impairment dates.
    Additionally, in 1995 and 1996, the Company recognized impairment losses on the assets of Merisel FAB and Merisel Pty Ltd. (a wholly owned Australian subsidiary) related to the expected sale of substantially all of the assets of such subsidiaries. (See Note 4 to the consolidated financial statements--"Impairment Losses").
(3) During 1995, the Company recorded a restructuring charge associated with the resizing of the Company's operations. (See Note 2 to the consolidated financial statements--"Restructuring Charge").
(4) In October 1996, the Company completed the sale of substantially all of its European, Mexican, and Latin American businesses to CHS Electronics, Inc. A loss of $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded on such sale. (See Note 5 to the consolidated financial statements--"Dispositions").
(5) Net income (loss) per share and weighted average number of shares have not been adjusted to reflect the Reverse Split.
(6) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

                                    ANNEX IV

       SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following table sets forth the Summary Unaudited Pro Forma Condensed Consolidated Financial Data for the fiscal year ended December 31, 1996 and the three months ended March 31, 1997, after giving effect to (i) the sale of EML and FAB as if each had occurred as of January 1, 1996 including the effect of any amendment to existing debt agreements that were entered into as a direct consequence of the sale of their business and related assets, (ii) the issuance of 24.1 million shares of New Common Stock to the Noteholders, and the Reverse Split, (iii) the extension of the maturity dates of the Revolving Credit Agreement and the 11.5% Notes to January 31, 1999, (iv) the payment of 3.5% modification fees and other fees associated with the Extension to the holders of the Revolving Credit Agreement and 11.5% Notes, and (v) the interest rate increases on the Revolving Credit Agreement, 11.5% Notes, and Subordinated Notes associated with the Extension, as if each of the foregoing transactions had occurred on January 1, 1996 with respect to the statement of operations data and as of March 31, 1997 with respect to the balance sheet data. The pro forma data should be read in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and related notes thereto, included elsewhere herein. The data set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in future periods.

                                                             PRO FORMA
                                                    ----------------------------
                                                     YEAR ENDED   THREE MONTHS
                                                    DECEMBER 31, ENDED MARCH 31,
                                                        1996          1997
                                                    ------------ ---------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                           SHARE AMOUNTS)
INCOME STATEMENT DATA: (1)
  Net sales........................................  $3,441,343     $910,923
  Cost of sales....................................   3,262,105      853,624
                                                     ----------     --------
  Gross profit.....................................     179,238       57,299
  Selling, general & administrative expenses.......     193,521       45,321
                                                     ----------     --------
  Operating (loss) income..........................     (14,283)      11,978
  Interest expense.................................      18,018        5,497
  Other expense....................................      17,967        4,518
                                                     ----------     --------
  (Loss) income before income taxes................     (50,268)       1,963
  Provision for income taxes.......................         822          158
                                                     ----------     --------
    Net (loss) income..............................  $  (51,090)    $  1,805
                                                     ==========     ========
SHARE DATA:
  Net (loss) income per share (2)..................  $    (1.70)    $   0.06
  Weighted average number of shares (2)............      30,063       30,079
OTHER DATA:
  EBITDA (3).......................................  $  (19,890)    $ 10,366
BALANCE SHEET DATA:
  Working capital..................................                 $187,331
  Total assets.....................................                  695,933
  Long-term and subordinated debt..................                  163,331
  Stockholders' equity.............................                  134,633

                                                   (footnotes on following page)

                                    ANNEX IV

--------
(1) The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this document, the Company has described year-ends and quarter-ends presented as if the period ended on the last day of the month. The summary unaudited condensed consolidated financial data as set forth above includes those balances and activities related to the Company's European, Mexican and Latin American businesses until their disposal on October 4, 1996, effective as of September 27, 1996. It also includes Merisel FAB until its disposal on March 28, 1997. (See Note 12 to the accompanying consolidated financial statements--"Subsequent Events"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Net income (loss) per share and weighted average number of shares have been adjusted to reflect the Reverse Split.
(3) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

                                    ANNEX IV

                         CASH DEBT SERVICE OBLIGATIONS

  The following table sets forth certain historical financial information with respect to the Company's continuing operations for Fiscal 1996 and certain projected financial information with respect to the Company for Fiscal 1997 through Fiscal 2002 assuming that the Exchange Restructuring is completed.

   YEARS ENDING                CASH DEBT        TOTAL PRINCIPAL     TOTAL DEBT         TOTAL DEBT
    DECEMBER 31          SERVICE OBLIGATIONS(1)   PAYMENTS(2)   INTEREST EXPENSE(3) (AT YEAR END)(4)
   ------------          ---------------------  --------------- ------------------  ----------------
(In thousands) Histori-
 cal:
  1996..................       $113,585             $83,129          $29,901            $294,763
Projected:
  1997(5)...............         36,100              13,483           22,617             156,280
  1998..................         33,698              13,610           20,088             142,670
  1999..................         22,346               6,246           16,100             136,424
  2000..................         20,963               5,511           15,452             130,913
  2001..................         18,531               3,900           14,631             127,013

--------
(1) Cash debt service obligations in 1997 include all cash interest and scheduled principal payments but exclude accrued but unpaid interest expense on the 12.5% Notes through July 31, 1997 totaling $9.1 million. Assuming the Exchange is consummated, unpaid interest expense on the 12.5% Notes will not need to be paid.
(2) Included in total principal payments are scheduled net repayments under the Revolving Credit Agreement, the 11.5% Notes, the Subordinated Debt, and other promissory notes.
(3) Total debt interest expense excludes interest expense of $9.1 million for 1997 related to accrued but unpaid interest expense on the 12.5% Notes through July 31, 1997.
(4) Total debt represents the principal amount of debt outstanding at year end, assuming that the Exchange Restructuring is consummated on July 31, 1997.
(5) The following table sets forth certain financial information with respect to 1997 assuming the Company does not complete the Exchange Restructuring and thus is required to make the scheduled $70 million amortization payments on the Operating Company's Senior Debt, and the $125 million 12.5% Notes would remain on the balance sheet as debt:

            CASH DEBT        TOTAL PRINCIPAL    TOTAL DEBT     TOTAL DEBT
       SERVICE OBLIGATIONS      PAYMENTS     INTEREST EXPENSE (AT YEAR END)
       -------------------   --------------- ---------------- ------------
            $116,085             $83,483         $32,602        $211,280

                                    ANNEX IV

                                                                          PART A

                       PART A--THE EXCHANGE RESTRUCTURING

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
RISK FACTORS..............................................................  A-1
BACKGROUND OF RESTRUCTURING...............................................  A-5
  The Limited Waiver Agreement............................................  A-6
  The Extension Under the Operating Companies' Loan Agreements............  A-7
PURPOSE OF THE RESTRUCTURING..............................................  A-9
  Restructuring Financial Considerations..................................  A-9
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS..................................................... A-12
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.................... A-18
PROJECTED CONSOLIDATED FINANCIAL INFORMATION.............................. A-20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... A-28
  Overview................................................................ A-28
  Results of Operations................................................... A-28
  Comparison of the Three Months Ended March 31, 1997 and March 31, 1996.. A-29
  Comparison of the Three Months Ended March 31, 1996 and March 31, 1995.. A-30
  Comparison of the Fiscal Years Ended December 31, 1995 and December 31,
   1994................................................................... A-32
  Variability of Quarterly Results and Seasonality........................ A-33
  Liquidity and Capital Resources......................................... A-33
  Recent Developments..................................................... A-34
  First Quarter, 1997..................................................... A-34
  Fiscal Year Ended 1996.................................................. A-34
  Liquidity and Borrowings................................................ A-35
  Inflation............................................................... A-37
  Asset Management........................................................ A-37
BUSINESS AND PROPERTIES OF THE COMPANY.................................... A-38
  Business Overview....................................................... A-38
  Significant Events of 1996 and 1997..................................... A-39
  The Industry............................................................ A-40
  Business Strategy....................................................... A-40
  Products and Manufacturer Services...................................... A-41
  Customers and Consumer Services......................................... A-42
  Sales and Marketing..................................................... A-43
  Configuration........................................................... A-44
  Operations, Distributions and Investments in Systems.................... A-44
  Disposed Operations..................................................... A-45
  Competition............................................................. A-45
  Variability of Quarterly Results and Seasonality........................ A-46
  Employees............................................................... A-46

                                    ANNEX IV

                                                                            PAGE
                                                                            ----
  Environmental Compliance................................................. A-46
  Properties............................................................... A-46
  Legal Proceedings........................................................ A-46
TENDERING AND VOTING PROCEDURES............................................ A-48
  The Restructuring........................................................ A-48
  General.................................................................. A-48
  Interest on 12.5% Notes.................................................. A-48
  Expiration Date; Extensions; Amendments.................................. A-49
  How to Tender in the Exchange Offer...................................... A-49
  Tenders--Additional Information.......................................... A-50
  Withdrawal of Tenders and Revocation of Votes............................ A-52
  Conditions............................................................... A-52
  Voting on the Prepackaged Plan........................................... A-54
DESCRIPTION OF 12.5% Notes................................................. A-55
DESCRIPTION OF NEW COMMON STOCK............................................ A-55
DESCRIPTION OF INDEBTEDNESS OF THE COMPANY................................. A-56
  General.................................................................. A-56
  Revolving Credit Agreement............................................... A-56
  11.5% Notes.............................................................. A-57
  Subordinated Notes....................................................... A-58
  Canada Receivables Securitization........................................ A-59
  U.S. Receivables Securitization.......................................... A-59
  Promissory Notes......................................................... A-59
MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY........................ A-60
MARKET PRICES OF 12.5% Notes............................................... A-60
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................. A-61
  Federal Income Tax Consequences to Noteholders........................... A-61
  Federal Income Tax Consequences to the Company........................... A-61
MANAGEMENT................................................................. A-62
  Post Restructuring Board Configuration................................... A-62
  Post Restructuring Stock Option Grants................................... A-62
MANAGEMENT COMPENSATION.................................................... A-63
  Employment and Change-in-Control Arrangements............................ A-63
OWNERSHIP OF COMMON STOCK.................................................. A-64
CERTAIN AFFILIATE TRANSACTIONS............................................. A-64
ADVISORS AND REPRESENTATIVES............................................... A-64
  Financial Advisor........................................................ A-64
  Financial Advisor to Noteholders......................................... A-65
  Information Agent........................................................ A-65
  Depositary............................................................... A-65
  Estimated Fees and Expenses.............................................. A-65
LEGAL MATTERS.............................................................. A-66
EXPERTS.................................................................... A-66

                                    ANNEX IV

                                 RISK FACTORS

  Investment in the New Common Stock involves a high degree of risk. Prior to deciding whether to (a) participate in the Exchange Offer and/or (b) vote to accept the Prepackaged Plan, each Noteholder should carefully consider all of the information contained in this Prospectus, especially the factors described in the following paragraphs.

 Risk of Nonconsummation of the Restructuring

  On July 22, 1997, holders of in excess of 25% in aggregate principal amount of the 12.5% Notes informed the Company of their intent to accelerate all outstanding indebtedness under the 12.5% Notes in the event that the Stockholders fail to approve the Proposals and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan. Such an acceleration could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws.

 High Leverage After Exchange Restructuring

  At March 31, 1997, the Company had $288.3 million in total debt plus $259.8 million of asset securitization and a stockholders' equity of $15.8 million. Interest payments following the Restructuring will be high in relation to projected EBITDA, and the Company expects to have to make aggregate cash interest payments of $31.7 million and $20.1 million in each of fiscal 1997 and fiscal 1998, respectively. On a pro forma basis at March 31, 1997, the Company would have approximately $163.3 million of total debt plus the same assets securitized following completion of the Exchange Restructuring and stockholders' equity of $134.6. See "PURPOSE OF THE RESTRUCTURING." Following the Restructuring, on a pro forma basis as of March 31, 1997, the Company would have had approximately $134.5 million of debt outstanding under the Operating Companies' Loan Agreements, which, as a result of the Extension, which would need to be refinanced or repaid by January 31, 1999. The Company has been involved in preliminary discussions regarding possible debt and equity financing after the Restructuring, however; no agreement has been reached and there can be no assurance that the Company will be able to obtain such financing on acceptable terms, if at all. While the stockholders' equity would be substantially increased as a result of the Exchange Restructuring, the continued high level of the Company's debt following completion of the Exchange Restructuring will pose substantial risks to holders of the Company's New Common Stock, including, but not limited to, risks which may adversely affect or impair the following: (i) the ability of the Company to pay when due principal of and cash interest on its debt securities; (ii) the ability of the Company to obtain additional financing in the future, as needed; (iii) the ability of the Company to withstand competitive pressures or a continuation or worsening of current unfavorable economic conditions, to expand its product lines or markets or to take advantage of significant new business opportunities that may arise; and (iv) the marketability, price and future value of the Company's securities, which could result in the loss of a securityholder's entire investment in the Company. See "--Market Factors and Seasonality May Adversely Affect Cash Flow."

 Market Factors And Seasonality May Adversely Affect Cash Flow

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the computer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; (iii) virtually all sales in a given quarter result from orders booked in that quarter; (iv) changes in short and long term demand for computer products, and national, regional and local economic conditions; and (v) unfavorable trends or developments concerning factors such as inflation, increased costs of components, labor and employees, regional weather or other conditions which could adversely effect the availability and cost of the Company's inventory. The factors noted above could result in a failure to achieve the Company's business plan, which calls

                                   ANNEX IV
for movement toward current market growth levels, thereby affecting the resulting profitability of the Company and its cash resources.

  Additionally, in the U.S. and Canada, the Company's net sales in the fourth quarter have been historically higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business and holiday purchases. As a result of this pattern, the Company's working capital requirements in the fourth quarter have typically been greater than other quarters. Net sales in the Canadian operations are also historically strong in the first quarter of the fiscal year. Following the Restructuring, on a pro forma basis as of March 31, 1997, the Company would have approximately $134.5 million of debt outstanding under the Operating Companies' Loan Agreements, which, as a result of the Extension, which would need to be refinanced or repaid by January 31, 1999. This is primarily due to buying patterns of Canadian government agencies. The financial results projected herein assume that seasonality will not have a material adverse affect on the Company's financial projections. While the Company believes the consummation of the Exchange Restructuring will enable it to meet its scheduled interest and principal payments when due, there can be no assurance that the Company will be able to make such payments. In the event that the Company is unable to make such payments, it may seek to refinance or restructure its debt obligations, and failing such refinancing or restructuring, the Company may seek protection under Chapter 11 of the United States Bankruptcy Code. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BACKGROUND OF THE RESTRUCTURING," each in the Disclosure Statement, and "PROJECTED FINANCIAL INFORMATION," "PURPOSE OF THE RESTRUCTURING" and "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

 Restrictions Under Operating Companies' Loan Agreements

  The Operating Companies' Loan Agreements contain certain restrictions on the Company's operations and contain requirements that the Company achieve and maintain certain financial ratios. Such restrictions include, among other things, limitations on the ability of the Company and its subsidiaries to incur additional indebtedness, to create, incur or permit the existence of certain liens, to make certain investments, to make capital expenditures above certain levels, to make certain sales of assets, to make certain payments with respect to its outstanding stock, to effect certain fundamental changes and to enter into certain types of transactions. Although the Company was in compliance with these restrictions as of March 31, 1997 (the last reporting date under the Operating Companies' Loan Agreements), there can be no assurance that the Company will be able to maintain compliance with the prescribed financial ratio tests or other requirements of the Operating Companies' Loan Agreements. Failure to maintain compliance with such financial ratio tests or other requirements under the Operating Companies' Loan Agreements would result in a default and could lead to the acceleration of the Company's obligations under the Operating Companies' Loan Agreements as well as the acceleration of other indebtedness of the Company which, by the terms of the instruments creating, evidencing or governing such indebtedness, would be triggered upon an acceleration under the Operating Companies' Loan Agreements. The acceleration of any such indebtedness would result in its becoming immediately due and payable and could result in the Company becoming subject to a proceeding under the Federal bankruptcy laws. See "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in the Disclosure Statement.

 Limitation on Use of Net Operating Losses

  As a result of the receipt by Noteholders of New Common Stock in exchange for the 12.5% Notes pursuant to the Restructuring, the Company will undergo an "ownership change" for Federal income tax purposes. Accordingly, the Company will be limited in its ability to use its net operating loss carryovers and certain tax credit carryforwards to offset future taxable income. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." Under the Exchange Restructuring, the limitation imposed upon the Company's use of its net operating loss carryovers would be more restrictive than under the Prepackaged Restructuring.

                                   ANNEX IV

 Market Value of the Securities May Fluctuate

  The market value of the securities to be issued in the Exchange
Restructuring will depend on the future performance of the Company and on factors generally affecting the securities markets (including, for example, interest rates), which factors are influenced by conditions beyond the Company's control.

 Capital Expenditures

  During 1996, the Company made capital expenditures totaling approximately $9,652,000 for the upgrading of the Company's computer systems, expenditures for a new warehouse management system and the upgrading of existing facilities and leasehold improvements. The Company believes that the capital expenditure levels assumed in the preparation of the projected financial data contained herein will be adequate to maintain the Company's long-term competitive position, but there can be no assurance thereof. In the event that such capital expenditure levels are not adequate, the Company's competitive position in its industry and consequently the Company's results of operations could be adversely affected. Further, the fair value of capital expenditures recorded may be impaired, resulting in the recognition of additional losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "PROJECTED FINANCIAL INFORMATION" in Part A.

 Dividend Restrictions

  The Company does not intend to, nor does it expect it to be able to, pay any cash dividends on the New Common Stock in the foreseeable future, and the Operating Companies' Loan Agreements currently restrict the payment of cash dividends on the Old Common Stock by the Company and would similarly restrict the payment of dividends on the New Common Stock. For a description of the limitations contained in the Operating Companies' Loan Agreements, see "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" in Part B.

 Dilution

  Upon completion of the Exchange Offer or the Prepackaged Plan, as applicable, the Company will issue approximately 24,062,796 shares of New Common Stock directly to exchanging Noteholders and 6,015,699 shares of New Common Stock directly to exchanging Stockholders, and will reserve 5,263,736 shares of New Common Stock for issuance upon exercise of the Warrants. The issuance of such shares upon exercise of the Warrants will result in dilution of the equity interests of the holders of New Common Stock (as a percentage of outstanding shares of New Common Stock) which could adversely affect the market price and the value of the New Common Stock. Immediately following the consummation of the Exchange Restructuring or the Prepackaged Plan, as applicable, the 24,062,796 shares issued directly to exchanging Noteholders will represent approximately 80% of the total outstanding shares of New Common Stock, excluding shares obtainable upon exercise of Warrants. Based on the number of shares of Old Common Stock outstanding as of the Record Date (after giving effect to the Reverse Split and the Exchange Restructuring), if all such Warrants are exercised, such percentage would drop to 68.1%. See "PURPOSES AND EFFECTS OF THE EXCHANGE RESTRUCTURING." In addition, there can be no assurance that the Company will not need to issue additional Common Stock in the future in order to achieve its business plan or if it does not achieve its projected results, which could lead to further dilution to Noteholders.

 Need for Sustained Trade Support

  The Holding Company and its subsidiaries' ability to achieve sales growth and profitability includes significant reliance on continued support from its vendors. If the Company's major vendors reduce their credit lines or product availability to the Company, it could have a material adverse effect on the Company's sales, cash position and liquidity.

                                   ANNEX IV

 New or Intensified Competition

  The Company operates in an industry that is made up of several high growth-oriented competitors. As such the Company is subject to the possibility of new or intensified competition in the regions in which the Company operates as a result of efforts by direct competitors to grow, consolidate with other competitors, or gain market share in those regions. Such activities may affect the Company's sales volume, pricing and/or margins.

 Concentrated Ownership of New Common Stock

  Following consummation of the Restructuring, the ownership of the New Common Stock will likely be more concentrated than was the ownership of the Old Common Stock. Although the Company expects that, following the Restructuring, it will continue to be controlled by a disaggregated group of stockholders, one or more former holders of a substantial amount of 12.5% Notes who continue to hold New Common Stock after the Restructuring may seek to influence the direction of the Company, and the Company has agreed to appoint a nominee of the Noteholders to the Board of Directors following the Restructuring. See "MANAGEMENT--Post Restructuring Board Configuration." The Company does not have complete information regarding the beneficial ownership of the 12.5% Notes and is not aware of any agreement among Noteholders to seek to influence the direction of the Company or to otherwise act in concert following the Restructuring. There can be no assurance, however, that no such agreements exist or that a concentrated number of holders of New Common Stock might not attempt to influence the Company following the Restructuring.

 Potential De-Listing of the Common Stock

  The Company is currently not in compliance with the net tangible assets test required for continued listing on the Nasdaq National Market. The NASD has postponed action to seek the de-listing of the Old Common Stock pending an oral hearing, currently scheduled for August 7, at which the Company will request that the NASD waive compliance with such test until consummation of the Restructuring.

  Should the Restructuring be consummated, the Company expects to be in full compliance with all of the NASD's requirements for continued listing on the Nasdaq National Market. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" in Part A. There can be, however, no assurance that the NASD will waive compliance of such test. If the common stock of the Company were de-listed, there could be an adverse effect on the liquidity of the market for such common stock.

 History of Net Operating Losses

  In 1995 and 1996, the Company experienced significant losses totalling $83,911,000 and $140,375,000, respectively. Additionally, on a pro forma basis, excluding the operating performance of FAB, which was sold effective March 28, 1997, the Company would have had a net operating loss for the first quarter of 1997 of $1,024,000. Although a large portion of the losses in 1995, and 1996 relate to the operations of, and impairments or other adjustments associated with assets or businesses that the Company has since disposed of, a portion of the losses are also attributable to expenses and adjustments associated with ongoing systems and processes of the Company. These include adjustments to trade accounts payable balances related to price protection, returns to vendors by Merisel and inventory receipt related issues, such as short shipments, identified through the vendor reconciliation process in 1995 and 1996. They also include impairment charges taken in 1995 in order to bring total capitalized development costs for the Company's computer system in line with the estimated fair value of such assets. Increased professional fees and other expenses associated with the development of the 1996 business plan, process improvement efforts, lender negotiations prompted by the prior year's losses, and severance costs related to management changes also contributed to losses in 1996. The Company experienced sales growth and decreased expenses in the first quarter of 1997, and although this resulted in operating results that were consistent with management's expectation and showed considerable improvement over the previous year, the risk exists that the Company may continue to experience losses, and that such continued losses will have a negative impact of the Company's liquidity.

                                   ANNEX IV

  In order to return to profitability, the company has pursued a strategy that included the sale of several of its business segments. In the fourth quarter of 1995, the Company recorded a $1,900,000 asset impairment related to the sale of its Australian business. In September of 1996, the Company sold its European, Mexican, and Latin American businesses at a loss of $33,400,000. Additionally the Company recorded asset impairments of $30,000,000 in 1995 and $42,033,000 in 1996 against the intangible assets of FAB, which it sold in the first quarter of 1997. Of the Company's net sales of $5.5 billion in 1996, these disposed businesses accounted for $2.1 billion. As such, it is likely that revenues will be substantially lower in 1997. See "PROJECTED FINANCIAL INFORMATION."

  FOR A DISCUSSION OF CERTAIN ADDITIONAL RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH VOTING ON THE PREPACKAGED PLAN, SEE "RISK FACTORS" IN THE DISCLOSURE STATEMENT.

                          BACKGROUND OF RESTRUCTURING

  In 1995, the Company incurred a net loss of $83.9 million. This loss was principally the result of several large fourth quarter adjustments totaling $89.4 million. Approximately $25,800,000 of the fourth quarter adjustments related to adjustments to trade accounts payable balances for price protection, return to vendors and inventory receipt related issues, such as short shipments, identified through the vendor reconciliation process. An additional $8,200,000 charge was taken due to changes made in estimates to certain asset and liability values. The Company also determined that portions of the carrying values of certain of its long lived assets and identifiable intangibles would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of December 31, 1995, for a total adjustment of $51,400,000. Of that amount, $30,000,000 represented an impairment of long-lived assets associated with the Company's Computerland franchise business, and $1,900,000 represents an impairment loss for the writedown of the net assets in the Company's Australian business, to their realizable value. The Computerland franchise business and the Australian businesses were both subsequently sold. The remaining impairment charge for $19,500,000 was taken against costs associated with the Company's ongoing computer system conversion. The Company recorded this charge in order to adjust capitalized development and implementation costs to their estimated fair value. Additionally, the Company's European distribution center experienced system software start-up problems which created shipping and receiving errors that resulted in a charge of $1.5 million, while another $2.5 million charge was taken to expense such start-up costs.

  Due to these substantial losses, the Company was required in April 1996 to negotiate with the lenders under its various financing agreements to amend such agreements and to waive certain defaults, which amendments and waivers were obtained.

  In connection with such negotiations, the Company developed and implemented a business plan for the remainder of fiscal 1996 (the "1996 Business Plan") that focused on maximizing cash flow by controlling costs, curtailing non-essential capital expenditures, limiting investments, concentrating on its more profitable areas of operations and product lines and slowing growth in its less profitable areas of operations. The 1996 Business Plan assumed that the Company would not return to profitability until the fourth quarter of 1996. At the same time, the Company recognized that, in order to meet its obligations in 1997, it needed to engage in some combination of asset sales, refinancing of its borrowings and obtaining new sources of financing.

  Concurrently with the implementation of the 1996 Business Plan, the Company actively explored all of its strategic options, including the sale of the Company, with the assistance of Merrill Lynch & Co. This ultimately led to the Company's sale of its European, Mexican and Latin American operations in September of 1996 after attempts to sell the entire Company proved unsuccessful. In connection with this sale, Merisel Americas and certain of its lenders agreed in October 1996 to amend (1) the Amended and Restated Revolving Credit Agreement, dated as of December 23, 1993, as amended, among Merisel Americas and Merisel Europe, as

                                   ANNEX IV
borrowers, the Company, as guarantor, and the lenders party thereto (the "Revolving Credit Agreement"), and (2) the Amended and Restated Senior Note Purchase Agreement, dated as of December 23, 1993, as amended, by and among each of the purchasers named therein, Merisel Americas, as issuer, and the Company (the "Senior Note Purchase Agreement, and, together with the Revolving Credit Agreement, the "Operating Companies' Senior Debt") relating to the 11.5% Notes to extend the final maturities of such indebtedness until January 31, 1998. In connection with such amendments, the Company was required to obtain, and did obtain an amendment of the Amended and Restated Subordinated Note Purchase Agreement, dated as of December 23, 1993, as amended, by and among each of the purchasers named therein and Merisel Americas (the "Subordinated Note Purchase Agreement" and, together with the Operating Companies' Senior Debt, the "Operating Companies' Loan Agreements") relating to the Subordinated Notes.

  These Operating Companies' Loan Agreements permitted the Company to make interest payments on the 12.5% Notes with the provision that if the interest payments due on June 30, 1997 and December 31, 1997 were paid, an additional $40,000,000 and $30,000,000 of the indebtedness under the Operating Companies' Loan Agreements would be required to be amortized in each of these periods, respectively. The Company did not believe that it could satisfy these obligations without a restructuring of the 12.5% Notes and the Operating Companies' Loan Agreements.

  In January 1997, along with its emphasis on rebuilding profitable sales growth, the Company retained Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ") as financial advisor to assist it in restructuring its debt. The Company did not seek or obtain any opinion from DLJ as to the fairness of the Restructuring or otherwise in connection with their engagement. See "ADVISORS AND REPRESENTATIVES."

  Shortly thereafter, the Company commenced negotiations with the Ad Hoc Noteholders Committee. Effective April 14, 1997, the Company and holders of more than 75% of the outstanding principal amount of its 12.5% Note entered into the Limited Waiver Agreement, as described below. The following are the members of Ad Hoc Noteholders Committee: Turnberry Capital Management, Baker Nye Advisors, Inc., Monarch Management Group Limited, Robert Fleming, Inc., Fisher Ewing Partners and York Capital Management. The Company does not have complete information regarding the beneficial ownership of the 12.5% Notes (including, without limitation, the identity of the Consenting Noteholders), and is unaware of any affiliations between the Noteholders, on the one hand, and the officers and directors of the Company, on the other hand, except as follows. The Limited Waiver Agreement requires that, on the Exchange Date, the Board shall be composed of members acceptable to the Ad Hoc Noteholders Committee and the Company. See "--Post-Restructuring Board Configuration." The Ad Hoc Noteholders Committee was assisted in analyzing and negotiating the Restructuring with the Company by Chanin and Company LLC ("Chanin"). The Ad Hoc Noteholders Committee did not seek or obtain any opinion from Chanin as to the fairness of the restructuring or otherwise in connection with their engagement. See "ADVISORS AND REPRESENTATIVES."

THE LIMITED WAIVER AGREEMENT

  Effective April 14, 1997, the Company entered into an agreement (the "Limited Waiver Agreement") with holders of more than 75% of the outstanding principal amount of its 12.5% Notes (the "Consenting Noteholders"). Pursuant to the terms of the Limited Waiver Agreement, upon the fulfillment of certain conditions, the Consenting Noteholders would exchange their 12.5% Notes for New Common Stock in accordance with the terms of the Restructuring. The Limited Waiver Agreement provides that, immediately after the consummation of the Exchange Restructuring, the Company would issue to the holders of Old Common Stock Warrants to purchase shares of New Common Stock.

  In the event that less than 100% of the aggregate principal amount of the 12.5% Notes are tendered in the Exchange Offer but at least two-thirds in principal amount and a majority in number of the holders of the 12.5% Notes and at least two-thirds of the Stockholders voting have voted in favor of the Prepackaged Plan, the

                                   ANNEX IV

Holding Company has agreed to file the Prepackaged Plan under Chapter 11 of the U.S. Bankruptcy Code and the Consenting Noteholders have agreed to vote in favor of the Prepackaged Plan.

  While the Limited Waiver Agreement is in effect, the Consenting Noteholders have agreed to waive any default arising from the nonpayment of interest due in 1997 on the 12.5% Notes. Interest will continue to be due and payable on the outstanding 12.5% Notes that have not consented to the waiver at the time such payments are due; however, such holders will not be able to accelerate the payment of the principal of the 12.5% Notes under the terms of the Indenture governing the 12.5% Notes.

  The Limited Waiver Agreement also requires that, on the Exchange Restructuring Date, the Board shall be composed of members acceptable to the Ad Hoc Noteholder Committee and the Company. Upon the consummation of any Extraordinary Transaction (as defined in the Warrant Agreements) prior to January 1, 1998, including a merger or sale of substantially all of the assets of the Company, or the agreement of the Company to perform an Extraordinary Transaction entered into prior to January 1, 1998, the Warrants must remain outstanding and be exercisable in exchange for common stock of the Company or common stock of the acquiring company unless such Extraordinary Transaction is approved by at least 85% of the outstanding New Common Stock then outstanding.

  The Limited Waiver Agreement shall terminate and the obligations to pay interest shall be reinstated if (a) on the earliest to occur of (i) the day before the first date on which the Exchange Offer could be closed, (ii) the day before the last date on which ballots in respect of the Prepackaged Plan may be submitted, and (iii) October 31, 1997, (1) the Company and the other parties to the Operating Companies Loan Agreements shall have failed to enter into the Extension (as described below) or (2) the Company shall have failed to consummate a refinancing of all of the indebtedness outstanding under the Operating Companies' Loan Agreements on terms satisfactory to the Consenting Noteholders; (b) the Exchange Restructuring is not closed by August 31, 1997, unless Chapter 11 proceedings relating to the Prepackaged Plan have commenced;
(c) in the event Chapter 11 proceedings are commenced, the Prepackaged Plan is not substantially consummated by October 31, 1997; (d) the Company has changed the terms of the Exchange Restructuring or Prepackaged Plan so as to be inconsistent with the terms contemplated by the Limited Waiver Agreement; (e) there occurs an "Event of Default" under any of the Operating Companies' Loan Agreements after the date specified in the Limited Waiver Agreement; (f) the Company's Certificate of Incorporation shall not have been amended so as to authorize enough shares of common stock to effectuate the Exchange Restructuring; or (g) there shall have occurred any material adverse change in the Company's business, assets, operations or condition.

  Certain Noteholders have threatened to sue the Company regarding a purported breach of the Limited Waiver Agreement. The Company does not believe that the Noteholders' claims for breach are valid, and it intends to defend itself vigorously should a suit be commenced. Due to the fact that no suit has yet been filed and no discovery has taken place, it is premature to predict the outcome with any certainty.

THE EXTENSION UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS

  As of April 14, 1997, the Company had entered into an agreement in principle (the "Extension") with 100% of the holders of the loans made and notes issued under the Operating Companies' Loan Agreements, pursuant to which all of such holders have agreed, subject to execution of definitive documentation and certain other conditions, to extend the maturities under their respective Operating Companies Loan Agreements to January 31, 1999. In consideration of the Extension, the Company has agreed to pay certain fees and additional interest, as described below.

  While the Restructuring is being implemented, all of the holders of loans made and notes issued under the Operating Companies' Loan Agreements have agreed to waive any default or cross-default resulting from the non-payment of interest in respect of the 12.5% Notes, the commencement of either the Exchange Restructuring

                                   ANNEX IV
or the Prepackaged Plan, or certain other events that might otherwise cause the Company to default under the relevant agreements. In addition, all of the holders of indebtedness under the Operating Companies Loan Agreements have agreed to execute amendments to the relevant agreements to reflect the extension of their indebtedness provided that (i) the amendments with respect to the Revolving Credit Agreement and the Senior Note Purchase Agreement shall not become effective until they have been signed by the holders of all such instruments, and (ii) none of the amendments shall become effective unless the Exchange is closed on or prior to August 31, 1997 or the Prepackaged Plan or a similar plan has been substantially consummated on or prior to October 31, 1997.

  In consideration for the waivers, the Company has agreed to pay certain fees and additional interest, as described below. The fees payable under the Extension include a fee equal to 1.5% of the outstanding principal amount owed to each holders of indebtedness under the Operating Companies' Loan Agreement. In addition, the Company will owe to the holders of Operating Companies' Senior Debt a 2% fee upon the closing of the Restructuring, as well as fees of
(i) .25% on January 31, 1998, (ii) 0.5% on April 30, 1998 and (iii) .75% on
July 31, 1998. The interest rate on the Operating Companies' Senior Debt will increase 0.5% each quarter commencing January 31, 1998 on the debt that remains outstanding at that time. The interest rate on the Subordinated Notes will also increase by 0.5% each quarter commencing January 31, 1998 and continuing for three quarters thereafter. The Company would have the right to prepay such debt at anytime without penalty.

  The Extension shall terminate if (a) the Exchange Restructuring is not closed by August 31, 1997, unless Chapter 11 proceedings pursuant to the Prepackaged Plan have been commenced, (b) in the event Chapter 11 proceedings are commenced, the Prepackaged Plan is not substantially consummated by October 31, 1997; (c) the Company has changed the terms of the Exchange Offer or Prepackaged Plan so as to be inconsistent with the terms contemplated by the Extension; (d) there occurs an "Event of Default" under any of the Operating Companies' Loan Agreements or certain other agreements; (e) the Company's Certificate of Incorporation shall not have been amended so as to authorize enough shares of common stock to effectuate the Exchange Restructuring; (f) there shall have occurred any material adverse change in the Company's business, assets, operations or condition; or (g) the Company, Merisel Americas and Merisel Europe materially breach any obligations under the Extension.

                                   ANNEX IV

                         PURPOSE OF THE RESTRUCTURING

  The purpose of the Restructuring is to enhance the long-term viability and to contribute to the success of the Company by adjusting the Company's capitalization (through a reduction of debt levels, an extension of principal repayments and a relaxation of operating covenants) to reflect current and expected operating performance levels. Specifically, the Restructuring is designed to reduce the Company's outstanding debt obligations by $125 million, to levels which the Company believes can be supported by its projected cash flow, to replace a significant portion of the Company's indebtedness with New Common Stock and to amend the covenants and final maturity on its Operating Companies' indebtedness. Interest charges will be substantially reduced and stockholders' equity will be substantially increased as a result of the Restructuring.

  In addition, implementation of the Restructuring will enable the Company to avoid certain significant amortization payments totaling $40 million that would be due under the Operating Companies' senior debt obligations if the Company were to pay interest on the 12.5% Notes that was due on June 30, 1997, subject to a 30 day grace period. If the Company has not paid the interest due on the 12.5% Notes by July 30, 1997, an event of default will occur with respect to the 12.5% Notes entitling the holders to accelerate the maturity thereon. While the Limited Waiver Agreement is in effect, such interest payments have been waived by in excess of 75% of the holders of 12.5% Notes and the holders of the Operating Companies' indebtedness have waived any cross-default arising from the non-payment of such interest. Failure to consummate the Restructuring could result in such amortization payments becoming due as well as interest payment obligations on the 12.5% Notes being reinstated. The Company has informed by holders of in excess of 25% of the 12.5% Notes, that if the Stockholders fail to approve the Charter Amendment, and the Company does not immediately seek to implement the Restructuring through the Prepackaged Plan, such holders intend to accelerate all of the indebtedness outstanding under the 12.5% Notes. ABSENT THE RESTRUCTURING, THE COMPANY DOES NOT BELIEVE IT WILL BE ABLE TO SATISFY SUCH OBLIGATIONS WITHOUT A REFINANCING OF THE COMPANY'S INDEBTEDNESS UNDER THE OPERATING COMPANIES' LOAN AGREEMENTS OR OBTAINING ADDITIONAL WAIVERS OR AMENDMENTS TO SUCH AGREEMENTS, AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO OBTAIN SUCH REFINANCING, WAIVERS OR AMENDMENTS.

  If the Company determines that it is or will be unable to complete the Restructuring, the Company will consider all financial alternatives available to it at such time, which may include the sale of all or part of the Company's business, the implementation of an alternative restructuring arrangement outside of bankruptcy, (including refinancing the indebtedness under the Operating Companies' Loan Agreements or seeking waivers thereunder) or the commencement of a Chapter 11 case with or without a preapproved plan of reorganization. There can be no assurance, however, that any alternative restructuring would result in a reorganization of the Company rather than a liquidation, or that any such reorganization would be on terms as favorable to the Noteholders and Stockholders as the terms of the Prepackaged Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Noteholders and Stockholders to recover their investments would be even more impaired than under the Prepackaged Restructuring and would be substantially delayed. A non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers.

RESTRUCTURING FINANCIAL CONSIDERATIONS

  In connection with the development of its Restructuring proposal, the Board, with the assistance of DLJ, conducted a review of certain financial information with respect to the Company and the proposed transactions contemplated by the Restructuring. The Company did not seek or obtain any opinion from DLJ as to the fairness of the Restructuring or otherwise in connection with their engagement, and DLJ did not make any assessment or recommendation to the Company with respect to the Restructuring. DLJ relied upon and assumed the accuracy and completeness of all the financial projections and other information that was available to it from public sources or that was provided to or discussed with it by the Company, the Board or their respective representatives. The Board also reviewed a liquidation analysis prepared by the Company's management. Based

                                   ANNEX IV
upon the foregoing, the Board determined that, in its judgment, the terms of the Restructuring are in the best interests of the Company and its stockholders. The following paragraphs summarize the financial information reviewed by the Board and the factors the Board considered.

  Background of the Restructuring Financial Analysis. The Board reviewed the Company's business plan and projections and the various factors influencing the computer products distribution industry which historically had affected the Company's operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Board also was aware of the significant amortization payments that would otherwise be required upon the payment of interest on the 12.5% Notes on June 30, 1997 absent a Restructuring, and that the Company's projected cash flow would be insufficient to satisfy such debt service requirements during 1997.

  Restructuring Valuation. The Board evaluated the Restructuring in the context of the implied value of the Common Stock proposed to be exchanged for 12.5% Notes based on recent trading prices of the 12.5% Notes and the amount owed on the 12.5% Notes. The 12.5% Notes were trading at 93.5% of principal amount on May 13, 1997 in the over-the-counter market which values the 12.5% Notes at $116.9 million in the aggregate. See "MARKET AND TRADING INFORMATION." Based on their receiving 80% of the restructured equity of the Company, this value would imply an equity valuation for 100% of the equity at $146.1 million. Assuming the Restructuring closed on June 30, 1997, the accrued claim of principal and interest on the 12.5% Notes would be $132.8 million. Based on the 12.5% Notes receiving 80% of the restructured equity of the Company, this would imply an equity valuation of $166.0 million if the 12.5% Notes were to receive a full recovery. In preparing and reviewing such analysis, the Company reviewed financial and operating performance of the Company and its principal competitors, including growth rates, working capital utilization, margins, profitability and capitalization. In addition, the Company reviewed implied valuation multiples of the Company and the market multiples of its principal competitors based upon trailing and projected financial performance, and reviewed valuation multiples of companies in other distribution industries by comparing how their valuation was impacted by, among other things, size, margins, leverage and growth rates. The Company also reviewed recoveries of various classes of creditors in other restructurings.

  The market analysis of competitors' multiples showed average market multiples for total enterprise value to EBITDA for the preceding twelve months ("LTM EBITDA") of 11.4x for comparable full-line distributors, 6.3x for comparable aggregators and 7.4x for comparable electronics distributors. Based on these market multiples and observations regarding factors that influence such valuation multiples, the Company used a 7.5x total enterprise value to LTM EBITDA multiple in the preparation of the liquidation analysis described below.

  Liquidation Analysis. Based on its own projections and the market analysis of competitors' multiples described above, the Company prepared a liquidation analysis, which is included in the Disclosure Statement. See "CHAPTER 7 LIQUIDATION ANALYSIS" in the Disclosure Statement. This liquidation assumes that the Company's operating subsidiaries are sold as a going concern. A forced asset liquidation of these entities could result in substantially lower recoveries. The liquidation analysis compares the consideration estimated to be available for distribution in the event of a liquidation proceeding of the Company under Chapter 7 of the Bankruptcy Code to the economic terms of the Restructuring. The liquidation analysis estimates the gross value available for distribution in such a liquidation at $63.1 million, less administrative expenses including trustee and professional fees of $7.4 million. Accordingly, under such analysis the net proceeds available to Noteholders and Stockholders would be $55.7 million. Based on the Noteholders claim of $125 million plus accrued and unpaid interest to the date of liquidation, the liquidation would net such Noteholders less than a 42% recovery on their claims and leave existing holders of Old Common Stock with no consideration, assuming a strict priority distribution.

  The liquidation analysis makes numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the Company's control. Moreover, the methods

                                   ANNEX IV
and assumptions used in preparing the liquidation analysis involve significant elements of subjective judgment on the part of the Company and may or may not prove to be correct. Estimates contained in the liquidation analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than such estimates. For a discussion of the assumptions used in preparing the liquidation analysis, see "CHAPTER 7 LIQUIDATION ANALYSIS--Notes to Liquidation Analysis" in the Disclosure Statement.

  While the Board has determined that, in its judgment, the terms of the Restructuring are in the best interests of the Company and its Stockholders, because the terms of the Restructuring may create a potential conflict of interest between the interests of Stockholders and Noteholders, the Board makes no recommendation as to whether Noteholders should tender their 12.5% Notes in the Exchange Restructuring.

                                   ANNEX IV

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1997 and the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the fiscal year ended December 31, 1996 and the three-month period ended March 31, 1997 are based upon the historical financial position and results of operations as of and for the periods then ended. There are pro forma adjustments to the historical consolidated statements of operations, which give effect to sale of EML and FAB (referred to in the tables as "former operations") as if each had occurred prior to January 1, 1996 including any amendment to existing debt agreements that were entered into as a direct consequence of the sale of these businesses and related assets. Additional pro forma adjustments to the historical results of operations (based on the assumptions set forth below) give affect to the Exchange Restructuring transactions, including (i) the issuance of 24.1 million shares, after giving affect to the Reverse Split, of New Common Stock to Noteholders, (ii) the extension of the maturity dates of the Revolving Credit Agreement and the 11.5% Notes to January 31, 1999, (iii) the payment of 3.5% modification fees and other fees associated with the Extension to the holders of the Revolving Credit Agreement and 11.5% Notes, and (iv) the interest rate increases on the Revolving Credit Agreement, 11.5% Notes and Subordinated Notes associated with the Extension, as if each had occurred on January 1, 1996. The following Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1997 includes pro forma adjustments as if the Exchange Restructuring had been completed on that date.

  The pro forma adjustments are based on available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and the other information pertaining to the Company appearing elsewhere in this Prospectus or incorporated herein.

  THESE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS OF THE COMPANY HAD THE TRANSACTIONS DESCRIBED THEREIN BEEN CONSUMMATED ON THE RESPECTIVE DATES INDICATED AND ARE NOT INTENDED TO BE PREDICTIVE OF THE FINANCIAL CONDITION OR RESULTS OF OPERATIONS OF THE COMPANY AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.


                                   ANNEX IV

                                 MERISEL, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                                  HISTORICAL     PRO FORMA        PRO FORMA
                                MARCH 31, 1997  ADJUSTMENTS     MARCH 31, 1997
                                --------------  -----------     --------------
            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....      $  47,930    $ (10,775)(1)      $  37,155
  Accounts receivable (net of
   allowances of $23,206)......        189,376                         189,376
  Inventories..................        358,208                         358,208
  Prepaid expenses and other
   current assets..............         17,371          688 (2)         18,059
  Income taxes receivable......          1,404                           1,404
  Deferred income tax benefit..            482                             482
                                     ---------    ---------          ---------
    Total current assets.......        614,771      (10,087)           604,684
PROPERTY AND EQUIPMENT, NET....         58,763                          58,763
COST IN EXCESS OF NET ASSETS
 ACQUIRED, NET.................         26,108                          26,108
OTHER ASSETS...................          6,378                           6,378
                                     ---------    ---------          ---------
    TOTAL ASSETS...............      $ 706,020    $ (10,087)         $ 695,933
                                     =========    =========          =========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
CURRENT LIABILITIES:
  Accounts payable.............      $ 367,634                       $ 367,634
  Accrued liabilities..........         34,241    $  (3,906)(3)         30,335
  Long-term debt--current......         14,984                          14,984
  Subordinated Debt--Current...          4,400                           4,400
                                     ---------    ---------          ---------
    Total Current Liabilities..        421,259       (3,906)           417,353
LONG TERM DEBT.................        260,147     (125,000)(4)        135,147
SUBORDINATED DEBT..............          8,800                           8,800
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock..............
  Common stock.................            301        1,203 (5)          1,504
  Additional paid-in capital...        142,300      123,016 (6)        265,316
  Retained earnings
   (accumulated deficit).......       (120,034)      (5,400)(7)       (125,434)
  Cumulative translation
   adjustment..................         (6,753)                         (6,753)
                                     ---------    ---------          ---------
  Total stockholders' equity...         15,814      118,819            134,633
                                     ---------    ---------          ---------
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY......      $ 706,020    $ (10,087)         $ 695,933
                                     =========    =========          =========

     See notes to the Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                                    ANNEX IV

                                 MERISEL, INC.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                            HISTORICAL
                               YEAR                                                           PRO FORMA YEAR
                          ENDED DECEMBER   FORMER     PRO FORMA     ADJUSTED    PRO FORMA     ENDED DECEMBER
                             31, 1996    OPERATIONS  ADJUSTMENTS    SUBTOTAL   ADJUSTMENTS       31, 1996
                          -------------- ----------  -----------   ----------  -----------    ---------------
Net sales...............    $5,522,824   $2,081,481                $3,441,343                   $3,441,343
Cost of sales...........     5,233,570    1,971,465                 3,262,105                    3,262,105
                            ----------   ----------    ------      ----------    -------        ----------
Gross profit............       289,254      110,016                   179,238                      179,238
Selling, general and
 administrative.........       295,021      104,986    (3,486)(8)     193,521                      193,521
Impairment loss.........        42,033       42,033
                            ----------   ----------    ------      ----------    -------        ----------
Operating (loss)........       (47,800)     (37,003)    3,486         (14,283)                     (14,283)
Loss on sale of Europe,
 Mexico and Latin Ameri-
 can operations.........        33,455       33,455                       --
Interest expense........        37,431        7,530     2,238 (9)      27,663      9,645 (10)       18,018
Other expense...........        20,150        2,183                    17,967                       17,967
                            ----------   ----------    ------      ----------    -------        ----------
Loss before income tax-
 es.....................      (138,836)     (80,171)    1,248         (59,913)    (9,645)          (50,268)
Provision for income
 taxes (11).............         1,539          717                       822                          822
                            ----------   ----------    ------      ----------    -------        ----------
Net (loss)..............    $ (140,375)  $  (80,888)   $1,248      $  (60,735)   $(9,645)       $  (51,090)
                            ----------   ----------    ------      ----------    -------        ----------
Net (loss) per share
 (12)...................    $   (23,40)                            $   (10.12)                  $    (1.70)
                            ----------   ----------    ------      ----------    -------        ----------
Weighted average number
 of shares outstanding
 (12)...................         6,000                                  6,000     24,063            30,063
                            ==========   ==========    ======      ==========    =======        ==========

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                            HISTORICAL
                           THREE MONTHS                                                       PRO FORMA THREE
                           ENDED MARCH     FORMER     PRO FORMA     ADJUSTED    PRO FORMA      MONTHS ENDED
                             31, 1997    OPERATIONS  ADJUSTMENTS     TOTAL     ADJUSTMENTS    MARCH 31, 1997
                          -------------- ----------  -----------   ----------  -----------    ---------------
Net sales...............    $1,113,100   $  207,177                $  910,923                   $  910,923
Cost of sales...........     1,048,124      194,500                   853,624                      853,624
                            ----------   ----------    ------      ----------    -------        ----------
Gross profit............        64,976        7,677       --           57,299        --             57,299
Selling, general and
 administrative.........        51,520        6,199       --           45,321        --             45,321
                            ----------   ----------    ------      ----------    -------        ----------
Operating income........        13,456        1,478       --           11,978        --             11,976
Interest expense........         8,623          297       --            8,326      2,829 (10)        5,497
Other expense...........         3,530         (988)                    4,518        --              4,518
                            ----------   ----------    ------      ----------    -------        ----------
Income before income
 taxes..................         1,303        2,169       --             (866)    (2,829)            1,983
Provision for income
 taxes (11).............           173           15       --              158        --                158
                            ----------   ----------    ------      ----------    -------        ----------
Net income..............    $    1,130   $    2,154    $  --       $   (1,024)   $(2,829)            1,805
                            ----------   ----------    ------      ----------    -------        ----------
Net income per share
 (12)...................    $     0.19          --        --       $    (0.17)       --               0.06
                            ----------   ----------    ------      ----------    -------        ----------
Weighted average number
 of
 shares outstanding
 (12)...................         6,016          --        --            6,016     24,063            30,079
                            ==========   ==========    ======      ==========    =======        ==========


                                    ANNEX IV

                                 MERISEL, INC.

                         NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

 Adjustments for the Sale of Assets

  The pro forma adjustments related to the sale of assets (specifically, the sale of EML, which took effect on September 27, 1996, and the sale of FAB, which took effect on March 28, 1997) are made to the statement of operations for the year ended December 31, 1996, and for the three months ended March 28, 1997 in order to illustrate the effect that would have been given if these assets had been sold as of January 1, 1996. The assumptions underlying the pro forma adjustments also take into account the effect of certain amendments to existing debt agreements that were entered into as a direct consequence of the sale of these businesses and related assets. These adjustments are summarized in the following tables and more fully described in the notes thereto.

 Adjustments for the Exchange Restructuring

  The pro forma adjustments related to the Exchange Restructuring and related transactions are summarized in the following tables and are more fully described in the notes thereto. The following pro forma adjustments assume that the Exchange Restructuring will be accomplished as outlined in "BACKGROUND OF THE RESTRUCTURING."

  If less than 100% of the Noteholders tender in the Exchange Restructuring, the Company may affect the transaction via the Prepackaged Restructuring whereby the Holding Company would file the Prepackaged Plan as outlined in "BACKGROUND OF THE RESTRUCTURING". Under the Prepackaged Restructuring, in addition to the following pro forma adjustments, the Company would incur additional estimated professional and legal fees and expenses of approximately $3 million related to the filing. These fees would be expensed and would increase the pro forma net loss for the pro forma year ended December 31, 1996 by $3 million.

 Accounting Treatment

  The Company assumes that the adjusted carrying value of the 12.5% Notes (including accrued interest less unamortized debt issuance costs) will approximately equal the fair market value of the New Common Stock received by the Noteholders pursuant to the Exchange Restructuring. Accordingly, the Company currently anticipates that no extraordinary gain or loss will be recognized in connection with the Exchange Restructuring.

  The Exchange Restructuring assumes that the transaction will be consummated outside of a Chapter 11 case. If the Prepackaged Restructuring is used, the Company would implement the provisions of SOP 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Pursuant to SOP 90-7, the Company assumes that the reorganization value of the Company on the effective date of the Prepackaged Plan will exceed the amount of affected claims and expected post petition liabilities. Under SOP 90-7, if the reorganization value of the Company is greater than the sum of the affected claims and post petition liabilities, fresh start accounting would not apply. As such, the Company presently assumes that fresh start accounting will not be implemented.


                                   ANNEX IV

                                 MERISEL, INC.

                         NOTES TO UNAUDITED PRO FORMA
           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

BALANCE SHEET

  Column numbers reflect the footnotes from the Unaudited Pro Forma Condensed Consolidated Balance Sheet.

    FOOTNOTE NUMBER         (1)      (2)        (3)        (4)       (5)        (6)          (7)
                                   PREPAID    ACCRUED   LONG-TERM  COMMON   ADDITIONAL    RETAINED
                           CASH    ASSETS   LIABILITIES   DEBT     STOCK  PAID-IN CAPITAL EARNINGS
                         --------  -------  ----------- ---------  ------ --------------- --------
                                                    ($ IN THOUSANDS)
(a)..................... $ (4,775) $4,775
(b).....................   (6,000)    600                                                 $(5,400)
(c).....................           (4,687)    $(3,906)  $(125,000) $1,203    $123,016
                         --------  ------     -------   ---------  ------    --------     -------
Total................... $(10,775) $  688     $(3,906)  $(125,000) $1,203    $123,016     $(5,400)

--------
(a) To record payment of the 3.5% modification fee associated with the Extension to the holders of the Revolving Credit Agreement and the 11.5% Notes.
(b) To record estimated professional fees and expenses totaling approximately $6 million. The fees and expenses consist of estimated deferred financing costs of $600,000 related to the extension of maturities on the Revolving Credit Agreement and 11.5% Notes, and estimated direct expenses of $5.4 million related to the Exchange Restructuring.
(c) To reflect the issuance of 24.1 million shares, after giving effect to the Reverse Split, of New Common Stock to the Noteholders and the related write-off of accrued interest and unamortized deferred financing cost on the 12.5% Notes.

                                   ANNEX IV

                                 MERISEL, INC.

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--
                                  (CONTINUED)

STATEMENTS OF OPERATIONS

(8) Represents costs allocated by Merisel to former operations that would not have been eliminated due to the sale of such operations.

(9) Interest expense is adjusted to reflect the effect of the amendments to the 11.5% notes and the RCA agreement that were entered into by the Company as a result of the sale of EML. Specifically the adjustment represents the savings from the aggregate reduction in principal of $72.5 million net of the effect of an average increase in interest rate on the instruments of approximately 2.25%. The adjustment is for the period from January 1, 1996 through the end of September when the sale of EML effectively took place, and is set forth below:

       Interest saved from $72,500,000 combined paydown of debt on the
        RCA and 11.5% notes............................................  5,914
       Additional interest expense from increased rate of interest on
        RCA and 11.5% notes as amended................................. (3,676)
                                                                        ------
       Net pro forma savings in interest expense for 1996..............  2,238
                                                                        ======

(10) The following table details the net adjustment to interest expense related to the exchange of the outstanding principal balance of $125 million of the 12.5% Notes for 24.1 million shares of New Common Stock after giving effect to the Reverse Split, pursuant to the terms of the Exchange Restructuring.

                                                    YEAR ENDED   QUARTER ENDED
                                                  DECEMBER, 1996 MARCH 31, 1997
                                                  -------------- --------------
                                                        ($ IN THOUSANDS)
       Elimination of amortization of deferred
        financing costs on $125 million of 12.5%
        Notes retired through the Exchange Re-
        structuring.............................     $   (547)      $  (156)
       Elimination of interest on $125 million
        of 12.5% Notes retired through the Ex-
        change Restructuring....................      (15,625)       (3,906)
       Change in amortization of deferred fi-
        nancing costs related to extension of
        maturity dates of the Revolving Credit
        Agreement and the 11.5% Notes to January
        31, 1999................................         (113)           14
       Amortization of 3.5% modification fee
        over the remaining life of 37 months of
        the Revolving Credit Agreement and the
        11.5% Notes based upon actual amounts
        paid and expected to be paid in 1997....        1,548           387
       Amortization of estimated deferred fi-
        nancing costs over remaining life of 37
        months of the Revolving Credit Agree-
        ment, and 11.5% Notes...................          195            49
       Additional modification fees relating to
        the Extension of maturity dates of the
        Revolving Credit Agreement and the 11.5%
        Notes...................................        2,716
       Increase in interest rate of 0.5% per
        quarter, for pro forma purposes assumed
        to begin 6 months after the Exchange Re-
        structuring Date, on the Revolving
        Credit Agreement, 11.5% Notes, and the
        Subordinated Notes......................        2,181           783
                                                     --------       -------
       Net adjustment to interest expense.......     $ (9,645)      $(2,829)
                                                     ========       =======

(11) Due to the Company's net operating losses, on a pro forma basis, the Company would not owe additional taxes nor receive additional tax benefits as a result of the decreases in interest expense and net loss or increases in net income.
(12) Net income (loss) per share and weighted average number of shares outstanding have been adjusted to reflect the Reverse Split.

                                   ANNEX IV

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following Selected Historical Consolidated Financial Information of the Company should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto, and other financial data included elsewhere herein. The summary financial information presented below as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company. The summary financial information presented below as of and for the three months ended March 31, 1996 and 1997 has been derived from the Company's unaudited financial statements. Operating results for the three months ended March 31, 1997 may not be indicative of the results that may be expected for the year ended December 31, 1997.

                                        YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED
                         -------------------------------------------------------  ----------------------
                                                                                  MARCH 31,   MARCH 31,
                            1992       1993       1994       1995        1996        1996        1997
                         ---------- ---------- ---------- ----------  ----------  ---------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT
DATA:(1)
 Net sales.............. $2,238,715 $3,085,851 $5,018,687 $5,956,967  $5,522,824  $1,536,589  $1,113,100
 Cost of sales..........  2,036,292  2,827,315  4,676,164  5,633,278   5,233,570   1,449,366   1,048,124
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Gross profit...........    202,423    258,536    342,523    323,689     289,254      87,223      64,976
 Selling, general &
  administrative
  expenses..............    150,905    187,152    281,796    317,195     295,021      83,136      51,520
 Impairment losses(2)...                                      51,383      42,033
 Restructuring
 charge(3)..............                                       9,333
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Operating Income
 (loss).................     51,518     71,384     60,727    (54,222)    (47,800)      4,087      13,456
 Interest expense.......     15,742     17,810     29,024     37,583      37,431       9,877       8,623
 Loss on sale of
  European, Mexican,
  and Latin American
  operations(4).........                                                  33,455
 Other expense..........      1,299      2,722     11,752     13,885      20,150       7,238       3,530
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
 Income (loss) before
 income taxes...........     34,477     50,852     19,951   (105,690)   (138,836)    (13,028)      1,303
 Provision (benefit)
 for income taxes.......     14,812     20,413      8,341    (21,779)      1,539         480         173
                         ---------- ---------- ---------- ----------  ----------  ----------  ----------
   Net income (loss).... $   19,665 $   30,439 $   11,610 $  (83,911) $ (140,375) $  (13,508) $    1,130
                         ========== ========== ========== ==========  ==========  ==========  ==========
SHARE DATA:(5)
 Net income (loss) per
 share.................. $     0.67 $     1.00 $     0.38 $    (2.82) $    (4.68) $    (0.45) $     0.04
 Weighted average
 number of shares.......     29,274     30,454     30,389     29,806      30,001      29,863      30,078
OTHER DATA:
 EBITDA(6).............. $   59,528 $   79,138 $   65,076 $  (47,598) $  (82,616) $    2,608  $   13,106
BALANCE SHEET DATA:
Working capital......... $  294,626 $  359,765 $  399,848 $  280,864  $  190,544  $  250,442  $  193,512
Total assets............    667,313    936,283  1,191,870  1,230,334     731,039   1,158,676     706,020
Long-term and
subordinated debt.......    153,433    208,500    357,685    356,271     294,763     403,861     288,331
Total debt..............    179,124    259,429    395,556    382,395     294,950     409,564     288,331
Stockholders' equity....    198,882    223,857    236,164    154,466      14,997     138,794      15,814

--------
(1) The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31. For clarity of presentation throughout this document, the Company has described year-ends and quarter-ends presented as if the period ended on the last day of the month. Except for 1992, all fiscal years presented were 52 weeks in duration. The summary historical consolidated financial information as set forth above includes those balances and activities related to the Company's Australian business until its disposal on January 1, 1996 and the Company's European, Mexican and Latin American businesses until their disposal on October 4, 1996, effective as of September 27, 1996. It also includes Merisel FAB from the date such business was acquired on January 31, 1994, through the end of March 28, 1997, the date of sale of Merisel FAB. (See Note 12 to the consolidated financial statements--"Subsequent Events"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) During 1995 and 1996, the Company determined that the carrying value for certain of its capitalized costs relating to the installation of a new computer operating system and identifiable intangible assets relating to

                                   ANNEX IV

   Merisel FAB would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of the impairment dates. Additionally, in 1995 and 1996, the Company recognized impairment losses on the assets of Merisel FAB and Merisel Pty Ltd. (a wholly owned Australian subsidiary) related to the expected sale of substantially all of the assets of such subsidiaries. (See Note 4 to the consolidated financial statements--"Impairment Losses").
(3) During 1995, the Company recorded a restructuring charge associated with the resizing of the Company's operations. (See Note 2 to the consolidated financial statements--"Restructuring Charge").
(4) In October 1996, the Company completed the sale of substantially all of its European, Mexican, and Latin American businesses to CHS Electronics, Inc. A loss of $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded on such sale. (See Note 5 to the consolidated financial statements--"Dispositions").
(5) Net income (loss) per share and weighted average number of shares have not been adjusted to reflect the Reverse Split.
(6) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.

                                   ANNEX IV

                 PROJECTED CONSOLIDATED FINANCIAL INFORMATION

  The Company does not as a matter of course make public projections as to future sales, earnings or other results. However, the management of the Company has prepared the projected consolidated financial information set forth below to present the anticipated effects of the expected Exchange Restructuring. These projections were not prepared with a view toward public disclosure or with a view towards complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments and present, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company assuming the consummation of the expected Exchange Restructuring. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and readers of this Prospectus are cautioned not to place undue reliance on the projected consolidated financial information.

  During the first quarter of 1997, in connection with the planning and development of the Exchange Restructuring, the Company prepared five year financial projections with 1996 as the base period. In preparing the projections, the historical 1996 operating results have been adjusted to remove the operations and balances of businesses that the Company has disposed of including EML and FAB and certain adjustments made to accounts payable, accounts receivable and certain expense accounts in 1996 which the Company does not expect to recur in the future. These projections have not been updated to reflect the actual operating results for the quarter ended March 31, 1997. (See Note 15 below for a comparison of projected first quarter 1997 operating results to the actual operating results.) The projections have been updated to reflect the expected date of consummation of the Exchange Restructuring of July 31, 1997, and present the effects of (i) the conversion of the 12.5% Notes to New Common Stock, (ii) the amendments of the Revolving Credit Agreement and the 11.5% Notes and (iii) the payment of fees and expenses related to the Exchange Restructuring. The projections assume the Exchange Restructuring will be implemented in accordance with its terms, and present the anticipated effects of the consummation of the Exchange Restructuring and various other factors on the Company's consolidated financial condition and results of operations for 1997 through 2001.

  THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTIONS ARE INHERENTLY UNCERTAIN AND, THOUGH CONSIDERED REASONABLE BY THE MANAGEMENT OF THE COMPANY AS OF THE DATE HEREOF, ARE SUBJECT TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, INCLUDING, AMONG OTHERS, RISKS AND UNCERTAINTIES INCLUDING THE FOLLOWING: (A) THE COMPANY IS CURRENTLY HIGHLY LEVERAGED WITH $288.3 MILLION IN TOTAL DEBT AND $259.8 MILLION ADDITIONAL ASSET SECURITIZATION OBLIGATIONS RELATED TO THE SALE OF ACCOUNTS RECEIVABLE AS OF MARCH 31, 1997 AND WILL CONTINUE TO HAVE A HIGH LEVEL OF INDEBTEDNESS FOLLOWING THE EXCHANGE RESTRUCTURING OR PREPACKAGED RESTRUCTURING AS APPLICABLE, (B) ON AN ESTIMATED BASIS, INTEREST FOLLOWING THE COMPLETION OF THE EXCHANGE RESTRUCTURING OR PREPACKAGED RESTRUCTURING AS APPLICABLE, WILL CONTINUE TO BE HIGH IN RELATION TO THE COMPANY'S LEVEL OF PROJECTED EBITDA, WITH PROJECTED PRINCIPAL AND INTEREST PAYMENTS OF $36,100,000 IN FISCAL 1997 AND $33,698,000 IN FISCAL 1998, (C) SEASONALITY AND MARKET FACTORS MAY AFFECT CASH FLOW AND THERE CAN BE NO ASSURANCE THAT SUCH CONDITIONS WILL NOT HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL PROJECTIONS, (D) IF CERTAIN OF THE MAJOR SUPPLIERS AND VENDORS THAT THE COMPANY CURRENTLY DEALS WITH WERE TO CHANGE THE TERMS ON WHICH THEY CURRENTLY DEAL WITH THE COMPANY OR CREDIT LIMITS OR PRODUCT AVAILABILITY THAT THEY CURRENTLY EXTEND TO THE COMPANY, IT COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON THE COMPANY'S SALES, CASH POSITION AND LIQUIDITY, (E) THE COMPANY IS SUBJECT TO THE POSSIBILITY OF NEW OR INTENSIFIED

                                   ANNEX IV

COMPETITION IN THE REGIONS IN WHICH THE COMPANY OPERATES AS A RESULT OF EFFORTS BY DIRECT COMPETITORS TO GROW OR GAIN MARKET SHARE IN THOSE REGIONS WHICH MAY IN TURN EFFECT THE COMPANY'S SALES VOLUME, PRICING AND/OR MARGINS IN THOSE REGIONS, (F) THERE IS A RISK THAT THE COMPANY'S FINANCIAL PERFORMANCE COULD BE IMPACTED BY A RECESSION OR DEPRESSION, (G) THE LOAN AGREEMENTS CONTAIN RESTRICTIONS AND REQUIREMENTS THAT THE COMPANY ACHIEVE AND MAINTAIN CERTAIN FINANCIAL RATIOS WHICH THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN, AND WHICH, IF NOT MAINTAINED OR ACHIEVED, MAY RESULT IN A DEFAULT AND COULD LEAD TO THE ACCELERATION OF THE COMPANY'S OBLIGATIONS UNDER THE LOAN AGREEMENTS AS WELL AS THE ACCELERATION OF OTHER INDEBTEDNESS OF THE COMPANY,
(H) MARKET FORCES (SUCH AS INTEREST RATES) AFFECT THE VALUE OF SECURITIES AND ARE INFLUENCED BY CONDITIONS BEYOND THE COMPANY'S CONTROL, AND (I) THE COMPANY'S CAPITAL EXPENDITURE LEVELS ASSUMED IN PREPARATION OF THE PROJECTED FINANCIAL DATA CONTAINED HEREIN MAY BE INADEQUATE TO MAINTAIN THE COMPANY'S LONG-TERM COMPETITIVE POSITION. SEE "RISK FACTORS." ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT PROJECTED RESULTS ARE INDICATIVE OF THE FUTURE PERFORMANCE OF THE COMPANY OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTIONS. INCLUSION OF THESE PROJECTIONS IN THIS PROSPECTUS SHOULD NOT BE REGARDED AS A REPRESENTATION BY ANY PERSON THAT THE PROJECTED RESULTS WILL BE ACHIEVED.

  The Company does not generally publish its business plans and strategies or make external projections of its anticipated financial position or results of operations. Accordingly, after the expected date of consummation of the Exchange Restructuring, the Company does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the projections to reflect changes in general economic or industry conditions. However, the Company's regular quarterly and annual financial statements, and the accompanying discussion and analysis, contained in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, will contain disclosure concerning the Company's actual financial condition and results of operations during the periods covered by the projections.

  Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the projected consolidated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achieveability, and assume no responsibility for, and disclaim any association with, the projected consolidated financial information.

  Projected income statement, balance sheet and cash flow statements for the Company are included for each of the twelve month periods ending December 31, 1997, 1998, 1999, 2000 and 2001.

  Additional information relating to the principal assumptions used in preparing the projections is set forth below. See "Risk Factors" for a discussion of various factors that could materially affect the Company's financial condition, results of operations, business, prospects and securities.


                                   ANNEX IV

           PROJECTED CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          FOR THE YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------------
                          HISTORICAL                        PROJECTED
                          ----------  ------------------------------------------------------
                           1996(A)       1997       1998       1999       2000       2001
                          ----------  ---------- ---------- ---------- ---------- ----------
Net Sales...............  $3,441,343  $4,092,093 $4,888,215 $5,807,495 $6,863,985 $8,084,100
Cost of Sales...........   3,262,105   3,830,788  4,571,957  5,430,392  6,417,644  7,557,905
                          ----------  ---------- ---------- ---------- ---------- ----------
Gross Profit............     179,238     261,305    316,258    377,103    446,341    526,195
Selling, General and
Administrative Expenses.     193,521     210,897    246,095    287,665    334,928    391,133
                          ----------  ---------- ---------- ---------- ---------- ----------
Operating (Loss) Income.     (14,283)     50,408     70,163     89,438    111,413    135,062
Interest Expense........      29,901      30,947     19,488     15,500     14,852     14,031
Other Expense...........      17,992      16,049     19,906     27,125     33,207     39,744
                          ----------  ---------- ---------- ---------- ---------- ----------
(Loss) Income before
Income Taxes............     (62,176)      3,412     30,769     46,813     63,354     81,287
Provision for Income
Taxes...................         823                  7,736     11,838     26,293     33,646
                          ----------  ---------- ---------- ---------- ---------- ----------
Net (Loss) Income.......  $  (62,999) $    3,412 $   23,033 $   34,975 $   37,061 $   47,641
                          ==========  ========== ========== ========== ========== ==========
Net (Loss) Income per
Share(16)...............  $   (10.50) $     0.11 $     0.77 $     1.16 $     1.23 $     1.58
                          ==========  ========== ========== ========== ========== ==========
Shares Outstanding(16)..       6,000      30,078     30,078     30,078     30,078     30,078
                          ==========  ========== ========== ========== ========== ==========
Other Data:
 EBITDA(17).............              $   48,868 $   64,956 $   82,149 $  104,678 $  132,432

--------
(a) Historical 1996 balances represent unaudited balances for the continuing operations of the Company and, as such, do not reflect the results of operations for EML and Merisel FAB.

                                   ANNEX IV

                PROJECTED CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                              AS OF DECEMBER 31,
                         -------------------------------------------------------------
                                                        PROJECTED
                         HISTORICAL --------------------------------------------------
                           1996(A)    1997     1998      1999       2000       2001
                         ---------- -------- -------- ---------- ---------- ----------
        ASSETS
CURRENT ASSETS:
 Cash and cash equiva-
  lents................   $ 44,678  $ 20,000 $ 20,000 $   20,000 $   20,000 $   20,000
 Accounts receivable--
  net of allowances....    161,445   210,494  275,338    306,846    346,164    404,636
 Inventories...........    390,567   442,661  523,494    621,785    734,827    865,388
 Prepaid expenses and
  other current
  assets...............     19,577    10,671    9,970     12,678     15,799     19,404
                          --------  -------- -------- ---------- ---------- ----------
   Total current
    assets.............    616,267   683,826  828,802    961,309  1,116,790  1,309,428
PROPERTY AND EQUIPMENT,
 NET...................     60,888    63,505   74,231     84,361     92,984     97,067
COSTS IN EXCESS OF NET
 ASSETS ACQUIRED, NET..     26,351    25,367   24,383     23,455     22,679     21,903
OTHER ASSETS...........      1,244     1,500    1,500      1,500      1,500      1,500
                          --------  -------- -------- ---------- ---------- ----------
   TOTAL ASSETS........   $704,750  $774,198 $928,916 $1,070,625 $1,233,953 $1,429,898
                          ========  ======== ======== ========== ========== ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable......   $359,365  $421,318 $558,693 $  663,594 $  784,236 $  923,577
 Accrued liabilities...     35,624    48,555   56,475     64,554     75,690     88,553
 Long-term debt--
  current..............     13,483    13,610    6,246      5,511      3,900
                          --------  -------- -------- ---------- ---------- ----------
   Total current
    liabilities........    408,472   483,483  621,414    733,659    863,826  1,012,130
LONG-TERM DEBT.........    268,080   133,870  132,024    130,913    127,013    127,013
SUBORDINATED DEBT......     13,200     8,800    4,400
STOCKHOLDERS' EQUITY...     14,998   148,045  171,078    206,053    243,114    290,755
                          --------  -------- -------- ---------- ---------- ----------
    TOTAL LIABILITIES
     AND STOCKHOLDERS'
     EQUITY............   $704,750  $774,198 $928,916 $1,070,625 $1,233,953 $1,429,898
                          ========  ======== ======== ========== ========== ==========

--------
(a) Historical 1996 balances represent unaudited balances related to the continuing operations of the Company and, as such, do not include Merisel FAB balances.

                                    ANNEX IV

                PROJECTED STATEMENTS OF CONSOLIDATED CASH FLOWS

                                   FOR THE YEARS ENDED DECEMBER 31,
                            --------------------------------------------------
                              1997      1998      1999      2000       2001
                            --------  --------  --------  ---------  ---------
Cash Flows From Operating
 Activities
Net Income................. $  3,412  $ 23,033  $ 34,975  $  37,061  $  47,641
  Adjustments:
  Depreciation and
   amortization............   14,509    14,700    19,835     26,472     37,113
  Provision for doubtful
   accounts................   23,768    28,361    33,694     39,823     46,902
  Accounts receivable......  (72,817)  (93,205)  (65,202)   (79,141)  (105,374)
  Inventories..............  (52,094)  (80,833)  (98,291)  (113,042)  (130,561)
  Prepaid expenses & other
   current assets..........    8,906       701    (2,708)    (3,121)    (3,605)
  Accounts payable.........   61,953   137,375   104,901    120,642    139,341
  Accrued liabilities......   12,931     7,920     8,079     11,136     12,863
                            --------  --------  --------  ---------  ---------
    Net cash provided by
     operating activities..      568    38,052    35,283     39,830     44,320
Cash Flows From Investing
 Activities
  Purchase of property and
   equipment...............  (16,142)  (24,442)  (29,037)   (34,319)   (40,420)
  Other investing
   activities..............     (256)
                            --------  --------  --------  ---------  ---------
    Net cash used for
     investing activities..  (16,398)  (24,442)  (29,037)   (34,319)   (40,240)
Cash Flows From Financing
 Activities
  Repayments under
   revolving line of
   credit..................   (4,500)   (4,500)
  Repayments under senior
   notes...................   (3,000)   (3,000)
  Repayment under
   subordinated debt
   agreement...............   (4,400)   (4,400)   (4,400)    (4,400)
  Other....................    3,052    (1,710)   (1,846)    (1,111)    (3,900)
                            --------  --------  --------  ---------  ---------
    Net cash used for
     financing activities..   (8,848)  (13,610)   (6,246)    (5,511)    (3,900)
                            --------  --------  --------  ---------  ---------
Net decrease in cash and
 cash equivalents..........  (24,678)        0         0          0          0
Cash and cash equivalents,
 beginning of period.......   44,678    20,000    20,000     20,000     20,000
                            --------  --------  --------  ---------  ---------
Cash and cash equivalents,
 end of period............. $ 20,000  $ 20,000  $ 20,000  $  20,000  $  20,000
                            ========  ========  ========  =========  =========

                                    ANNEX IV

  (1) Accounting Treatment. The Company has assumed that the adjusted carrying value of the 12.5% Notes (including accrued interest less unamortized debt issuance costs) will approximately equal the fair market value of the New Common Stock received by the Noteholders pursuant to the Exchange Restructuring. Accordingly, the Company currently anticipates that no extraordinary gain or loss will be recognized in connection with the Exchange Restructuring.

  The Exchange Restructuring assumes that the Exchange Restructuring will be consummated outside of a prepackaged plan of reorganization. If the Prepackaged Plan is filed, the Company would implement the provisions of SOP 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Pursuant to SOP 90-7, the Company has assumed that the reorganization value of the Company on the expected date of consummation of the Prepackaged Restructuring will exceed the amount of affected claims and expected post petition liabilities. Under SOP 90-7, if the reorganization value of the Company is greater than the sum of affected claims and post petition liabilities, fresh start accounting would not apply. As such, the Company presently assumes that fresh start accounting will not be implemented.

  (2) Effective Date and Terms of the Exchange Restructuring. The projections assume that the Exchange Restructuring will be confirmed in accordance with its terms, and that all transactions contemplated by the Exchange Restructuring will be consummated as of July 31, 1997. The actual date of consummation of the Exchange Restructuring is not known, however, the Company expects it to occur at or near August 29, 1997. Any significant delay in the expected date of consummation of the Exchange Restructuring of the plan could have a significant unfavorable impact on financial performance, including net income for the year ended December 31, 1997, and could result in additional professional and other fees.

  (3) General Economic Conditions. The projections were prepared assuming economic conditions, including prevailing inflation rates, computer industry growth rates, labor costs, interest rates and other factors, in the markets served by the Company do not differ materially over the next five years from current economic conditions.

  (4) Revenue. The projected net revenues are assumed to increase 18.9% in 1997, 19.5% in 1998, 18.8% in 1999, 18.2% in 2000, and 17.8% in 2001. The
project revenue increases have been developed based on (a) historical growth rates within different markets of the Company's business (US distribution, MOCATM and Canada), (ii) expected market growth rates and (iii) expected sales growth by customer type (Commercial, VAR and Retail).

  (5) Gross Margin. The gross profit margin is expected to be 6.4% for 1997 and 6.5% in 1998 through 2001. The projected increase in gross profit margin is due to an anticipated focus on higher margin product lines.

  (6) Selling, General and Administrative Exprenses. Projected selling, general and administrative expenses are assumed at 5.2% of revenues for 1997. For 1998 through 2001, selling general and administrative expenses as a percentage of revenues are projected at 5.0% for 1998, 5.0% for 1999, 4.9% for 2000, and 4.8% for 2001. Selling, general and administrative expenses are expected to grow at rates somewhat lower than the increase in sales because
(i) certain fixed cost infrastructure expenses are in place and will not increase as a result of additional sales and (ii) starting in 1999, the Company expects to begin to realize the cost savings associated with its planned SAP computer system implementation. The Company projects cost savings from the system implementation of $2 million in 1999 and $4 million per year thereafter.

  (7) Interest Expense. The projections reflect a reduction in interest expense resulting from the lower levels of indebtedness after the conversion of $ 125 million of 12.5% Notes to New Common Stock and the projected debt repayments of $13.5 million in 1997, $13.6 million in 1998, $6.2 million in 1999, $5.5 million in 2000 and $3.9 million in 2001. 1997 projected interest expense includes $9.1 million of interest expense accrued on the 12.5% Notes which will not be paid if the Exchange Restructuring is consummated.

  (8) Interest Income. Interest income at a rate of 3.0% is assumed to be earned on excess cash balances. Excess cash balances are assumed to approximate $20 million throughout the projection period.

                                   ANNEX IV

  (9) Other Expense. Other expense includes asset securitization fees related to the sale of trade accounts receivables increasing from $16.0 million in 1997 to $39.7 million in 2001. The increase in securitization fees reflects the Company's anticipated use of its securitization facilities as a primary source of cash to support its growth. The Company assumes that it will successfully renegotiate its asset securitization facilities to provide additional capacity at various points throughout the projection period.

  (10) Income Taxes. Projected income taxes are based on an assumed federal tax rate of 35% and a blended state effective income tax rate of 6% offset by the utilization of net operating loss carryforwards (NOLs) of $3 .3 million in 1997 and $16.3 million in 1998. The Company's projections assume available NOLs totaling $42.3 million after the Exchange Restructuring, the utilization of $24.8 million of which will be limited as required by Section 382 of the Internal Revenue Code. See "Certain Federal Income Tax Considerations". See 14--"Prepackaged Plan of Reorganization" for potential impact a Prepackaged Plan would have upon NOL availability. For financial accounting purposes it is assumed that at the time of the Exchange Restructuring, the Company will provide a valuation allowance equal to the NOLs. In 1999, after achieving consistent profitability, the Company assumed that the remaining valuation allowance established against the deferred tax asset associated with the NOLs will be reversed, thereby reducing the projected income tax provision in 1999 by $7.7 million.

  (11) Balance Sheet Considerations. Projections of changes in certain balance sheet accounts such as accounts receivable, inventory and accounts payable are primarily based upon historical ratios.

  (12) Long-Term Debt. The projections assume that the maturity date of both the Revolving Credit Agreement and 11.5% Notes, both currently due in January 1998 will be extended to January 31, 1999 in accordance with the Extension and that the Company will pay the related fees and increased interest rates in accordance with the Extension. The projections assume that this debt will further be extended or refinanced beyond December 31, 2001 and will bear effective interest at 11.5% annually.

  (13) Capital Expenditures. Cash capital expenditures of $16.1 million in 1997 are expected to increase to $24.4 million. $29.0 million, $34.3 million and $40.4 million in 1998, 1999, 2000 and 2001.

  (14) Prepackaged Plan of Reorganization. The Prepackaged Plan, if required, would have a significant impact upon the projections. The most significant impacts include additional professional fees and other fees which are currently estimated to be $3 million and the amount of available NOLs. The amount of gross NOLs available to the Company after a prepackaged filing could be significantly greater than that outside of a filing by as much as $81 million based upon an assumed equity increase of approximately $120 million. If the Company consummates the Prepackaged Plan, net income and net income per share in 1997 would decrease by approximately $3 million or $0.10 per share as a result of the increased professional fees and expenses in connection with the Prepackaged Plan. In 1999, after achieving consistent profitability, the Company would reverse the established valuation allowance equal to the amount of unused NOLs, thereby increasing net income by approximately $27 million or $0.90 per share.

                                   ANNEX IV

  (15) The following table compares the Company's adjusted unaudited historical condensed consolidated results of operations to the projected condensed consolidated results of operations for the three months ended March 31, 1997.

                                             THREE MONTHS ENDED MARCH 31, 1997
                                             -----------------------------------
                                               ADJUSTED
                                             HISTORICAL(A) PROJECTED  DIFFERENCE
                                             ------------- ---------  ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                           DATA)
NET SALES...................................   $910,923    $902,930     $7,993
COST OF SALES...............................    853,624     845,930      7,694
                                               --------    --------     ------
GROSS PROFIT................................     57,299      57,000        299
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES....................................     45,322      49,686      4,364
                                               --------    --------     ------
OPERATING INCOME............................     11,977       7,314      4,663
INTEREST EXPENSE............................      8,325       8,183        142
OTHER EXPENSE...............................      4,518       3,528        990
                                               --------    --------     ------
INCOME (LOSS) BEFORE INCOME TAXES...........       (866)     (4,397)     3,531
PROVISION FOR INCOME TAXES..................        158                    158
                                               --------    --------     ------
NET INCOME (LOSS)...........................   $ (1,024)   $ (4,397)    $3,373
                                               ========    ========     ======
NET INCOME (LOSS) PER SHARE (16)............   $  (0.17)      (0.73)      0.56
                                               ========    ========     ======
WEIGHTED AVERAGE NUMBER OF SHARES (16)......      6,016       6,016
                                               ========    ========     ======

--------
(a) The Adjusted Historical 1997 balances for the three months ended March 31, 1997 presented above represent unaudited balances for the continuing operations of the Company and, as such, do not reflect the results of operations for Merisel FAB. The favorable variance between projected and actual results is primarily due to better than projected management of operating expenses.

  (16) Net income (loss) per share and weighted average number of shares have been adjusted to reflect the Reverse Split.

  (17) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. However, EBITDA is presented because it is a widely used financial indicator of a company's ability to service indebtedness and other factors.


                                   ANNEX IV

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and other more detailed financial information appearing elsewhere herein. For information concerning the Reorganization and its pro forma effect on the Company, see "Pro Forma Financial Statements" appearing elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1980 as Softsel, Inc. and has grown through internal growth and acquisitions of other computer products distributors. By 1989, the Company had achieved annual revenues of $629,400,000 principally through internal expansion. In April 1990, the Company acquired Microamerica, Inc. ("Microamerica"), another distributor of computer products with net sales of approximately $526,000,000 for the year ended December 31, 1989. In connection with this acquisition, the Company changed its name to Merisel, Inc. In the years following the Microamerica acquisition, the Company's revenues increased rapidly, reaching $5.0 billion in 1994 and $6.0 billion in 1995. This increase partially reflected the substantial growth in both domestic and international sales as the worldwide market for computer products expanded and manufacturers increasingly turned to wholesale distributors for product distribution. The growth also reflected the acquisition of certain assets of the United States Franchise and Distribution Division (the "F&D Division") of Vanstar Corporation (formerly ComputerLand Corporation) (the "ComputerLand Acquisition") from Vanstar Corporation, which contributed additional revenues in excess of $1 billion during each of the three years ended 1994, 1995, and 1996. Despite the revenues generated by Merisel FAB, sales in 1996 decreased to $5.5 billion, primarily due to the sale of certain businesses during such period.

RESULTS OF OPERATIONS

  Net losses for 1996 were $140,375,000 or 2.5% of net sales. The losses include $42,033,000 or 0.8% of sales related to the recognition of asset impairment losses at Merisel FAB, $33,455,000 or 0.6% of sales related to a loss on the sale of its European, Mexican and Latin American operations ("EML"), $13,400,000 or 0.2% of sales due to customer dispute issues in the United States, $8,129,000 or 0.1% of net sales related to operating losses generated by businesses that were sold during the year, $9,600,000 or 0.2% of sales related to vendor reconciliation and other margin issues in Canada, and $4,400,000 or 0.1% of sales due to vendor reconciliation issues in the United States.

  During 1996, the Company pursued a business plan that was developed to address capital structure issues by curtailing non-essential capital expenditures, eliminating investments, and disposing of assets. Effective January 1, 1996, the Company sold its Australian operations. As of September 27, 1996, the Company completed the sale of its European, Mexican and Latin American businesses (referred to herein as "EML"). In addition, as of March 28, 1997, the Company completed the sale of substantially all of the assets of Merisel FAB to a wholly owned subsidiary of SYNNEX Information Technologies, Inc. ("Synnex"). The sales price, computed based upon the February 21, 1997 balance sheet of Merisel FAB was $31,992,000 consisting of the buyer assuming $11,992,000 of trade payables and accrued liabilities, and a $20,000,000 extended payable due to Vanstar Corporation.

  As a result of these asset dispositions, the Company's operations are now focused exclusively in North America. In 1996, the North American Business (as defined below) produced approximately $3.4 billion in revenues and the Former Operations (as defined below) produced approximately $2.1 billion in revenue. As the North American Business now represents the ongoing business of the Company, the following discussion and analysis will compare the results of operations solely for the North American Business.

  As used in this discussion and analysis, the term "North American Business" refers to Merisel's United States and Canadian operations, and the term "Former Operations" refers to those operations disposed of since the beginning of 1996, namely EML, FAB and the Australian operations.

                                   ANNEX IV

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1997 AND MARCH 31, 1996

  The following table sets forth the unaudited results of operations for the North American Business and for the Former Operations for the three months ended March 31, 1997 and March 31, 1996.

                                 THREE MONTHS ENDED               THREE MONTHS ENDED
                                   MARCH 31, 1997                   MARCH 31, 1996
                             (IN THOUSANDS) (UNAUDITED)       (IN THOUSANDS) (UNAUDITED)
                          -------------------------------- --------------------------------
                           NORTH                            NORTH
                          AMERICAN   FORMER   CONSOLIDATED AMERICAN   FORMER   CONSOLIDATED
                          BUSINESS OPERATIONS    TOTAL     BUSINESS OPERATIONS    TOTAL
                          -------- ---------- ------------ -------- ---------- ------------
Net Sales...............  $910,923  $202,177   $1,113,100  $881,565  $655,024   $1,536,589
Cost of Sales...........   853,624   194,500    1,048,124   829,984   619,382    1,449,366
                          --------  --------   ----------  --------  --------   ----------
Gross Profit............    57,299     7,677       64,976    51,581    35,642       87,223
SG&A Expenses...........    45,321     6,199       51,520    50,163    32,973       83,136
                          --------  --------   ----------  --------  --------   ----------
Operating (Loss) Income.  $ 11,978  $  1,478   $   13,456  $  1,418  $  2,669   $    4,087
                          ========  ========   ==========  ========  ========   ==========

  For the quarter ended March 31, 1997, net sales for the North American Business increased by 3.3% from $881,565,000 in the quarter ended March 31, 1996 to $910,923,000 in the quarter ended March 31, 1997. Net sales decreased by 1.1% in the United States, and increased by 21.1% in Canada. The Company lost market share in the United States due to competitive pressures, liquidity constraints and cost controls implemented by the Company, which curtailed sales growth. Canadian sales growth for the quarter was in line with industry growth rates.

  In the North American Business, hardware and accessories accounted for 75% of net sales, and software accounted for 25% of net sales in the first quarter of 1997, as compared to 76% and 24% for the same categories, respectively, in the first quarter of 1996.

  Gross profit for the North American Business increased 11.1% from $51,581,000 in 1996 to $57,299,000 in 1997. Gross profit as a percentage of sales or gross margin increased from 5.9% in 1996 to 6.3% in 1997. The increase in gross profit is in part attributable to a concentrated effort in the United States and Canada to focus attention on more profitable product lines, and improved controls over margin management related activities such as sales execution, improved processes, vendor rebate programs and purchasing discounts. The improved margins also reflect the continued growth in the Company's MOCA division, which has historically achieved higher average margins. MOCA sales were equal to 9.9% of total North American business sales in the current quarter as compared to 7.7% in the first quarter of 1996. The Company believes that in the past, its gross margins have been below the industry average, and as such, corrective actions have been undertaken as part of the overall business strategy to concentrate on profitability for 1997. Gross margins in the United States and Canada were 6.40% and 5.94%, respectively, for the first quarter of 1997, compared to 5.85% and 5.87%, respectively, for the first quarter of 1996. Despite the improved margin performance experienced in the first three months of 1997, the Company expects that it will continue to face intense competitive pricing pressures.

  Selling, general and administrative expenses for the North American Business decreased by 9.7% from $50,163,000 in the first quarter of 1996 to $45,321,000 in the first quarter of 1997. The $4,842,000 decrease is due to several factors in the first quarter of 1996. These factors include increased expenses such as severance costs associated with carrying out the Company's 1996 business plan and strategies, continuing professional fees and other costs incurred to develop business plans and strategies and to improve certain business processes. Additionally, the Company incurred increased expenses associated with its new computer operating system in 1996.

  As a result of the above items, operating income for the North American Business improved by $10,559,000 from $1,418,000 for the first quarter of 1996 to $11,977,000 for the first quarter of 1997.

                                   ANNEX IV

  Interest Expense; Other Expense; And Income Tax Provision

  Interest expense for the Company, including former operations, decreased 12.7% from $9,877,000 in 1996 to $8,623,000 in 1997. The decrease in interest expense is attributable to the amortization and paydown of the Company's debt by approximately $122,918,000 from April of 1996 through the end of March, 1997 and is offset by an increase in interest rates under the Company's 11.5% Notes, Revolving Credit Agreement and the Subordinated Notes, of 2.9%, 3.3% and .05%, respectively. Approximately $72,500,000 of the paydown was affected in October of 1996, using proceeds from the sales of EML.

  Other Expenses for the Company, including Former Operations, decreased from $7,238,000 in the three months ended March 31, 1996, to $3,530,000 for the same period in 1997. This decrease is due primarily to one time financing charges in the first quarter of 1996, for approximately $3,125,000 related to amendments of the Company's financing agreements. Additionally, securitization fees, which are included in Other Expenses, decreased by approximately $1,022,000, partially due to lower average borrowings in the North American Business, and to the disposal of the European asset securitization facility, as part of the divestiture of EML, in the third quarter of 1996. The average month end proceeds from the accounts receivable sales under all of the Company's various securitization facilities decreased from $289,113,000 for the three months ended March 31, 1996 to $251,294,000 in for the same period in 1997.

  The income tax provision decreased from an expense of $480,000 for the three months ended March 31, 1996, to an expense of $173,000 for the same period in 1997. In both periods the income tax rate reflects only the minimal statutory tax requirements in the various locations in which the Company conducts business, as the Company has sufficient net operating loss provisions to offset federal income taxes.

  Consolidated Income (Loss)

  On a consolidated basis, net income for the Company, including the Former Operations, increased from a loss of $13,508,000 for the three months ended March 31, 1996, to income of $1,130,000 for the three months ended March 31, 1997, due to the factors described above. Net income per share increased from a loss of $0.45 per share in 1996 to income of $0.04 per share in 1997.

  The following table sets forth the results of operations for the North American Business and for the Former Operations for the fiscal years indicated.

                                                              (IN THOUSANDS)
                      NORTH AMERICAN BUSINESS               FORMER OPERATIONS                  CONSOLIDATED TOTAL
                            DECEMBER 31,                       DECEMBER 31,                       DECEMBER 31,
                  ---------------------------------  ---------------------------------  ---------------------------------
                     1994       1995        1996        1994       1995        1996        1994       1995        1996
                  ---------- ----------  ----------  ---------- ----------  ----------  ---------- ----------  ----------
Net Sales.......  $2,876,074 $3,427,821  $3,441,343  $2,142,613 $2,529,146  $2,081,481  $5,018,687 $5,956,967  $5,522,824
Cost of Sales...   2,665,059  3,242,903   3,262,105   2,011,105  2,390,375   1,971,465   4,676,164  5,633,278   5,233,570
Gross Profit....     211,015    184,918     179,238     131,508    138,771     110,016     342,523    323,689     289,254
SG&A............     163,278    181,042     193,521     118,518    136,153     101,500     281,796    317,195     295,021
Impairment loss.                 19,500                             31,883      42,033                 51,383      42,033
Restructuring
 charge.........                  5,228                              4,105                              9,333
                  ---------- ----------  ----------  ---------- ----------  ----------  ---------- ----------  ----------
Operating (loss)
 Income.........  $   47,737 $  (20,852) $  (14,283) $   12,990 $  (33,370) $  (33,517) $   60,727 $  (54,222) $  (47,800)
                  ========== ==========  ==========  ========== ==========  ==========  ========== ==========  ==========

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

  The Company's net sales for the North American Business increased 0.4% from $3,427,821,000 in 1995 to $3,441,343,000 for the year ended December 31, 1996.
This increase resulted from increased sales of 12.4% in Canada offset by a 2.0% decrease in sales in the United States. In the third quarter of 1995, the North American Business sold approximately $124,000,000 of Microsoft Windows '95 following its launch in August 1995. Excluding the effect of this additional revenue, net sales would have increased 2.0% in the United States and 14.5% in Canada. The Canadian sales increase is in line with the growth in the industry for the markets in which

                                   ANNEX IV
that subsidiary competes. In the United States, the Company did not keep pace with industry growth rates, due to liquidity constraints, cost controls which Merisel implemented to conserve cash outflow and competitive pressures.

  In the North American Business, hardware and accessories accounted for 75% of net sales, and software accounted for 25% of net sales for the year ended December 31, 1996 as compared to 69% and 31% for the same categories respectively, for the year ended December 31, 1995. Software sales were a larger percentage of total sales in the prior year due to the sales generated from the Microsoft Windows '95 launch in August 1995.

  Gross profit for the North American Business decreased 3.1% from $184,918,000 in 1995 to $179,238,000 in 1996. Gross profit as a percentage of sales, or gross margin, decreased from 5.4% in 1995 to 5.2% in 1996. Both years were affected by large margin adjustments. In 1995, the Company recorded a $25,800,000 charge to margin in the United States related to accounts payable reconcilement issues. In 1996, $17,750,000 was charged related to customer disputes, vendor reconciliations and other issues in the United States, and $9,588,000 was charged for similar issues in Canada. Excluding the effect of these margin adjustments, gross profit would have been $174,079,000 or 6.1% of net sales and $36,639,000 or 6.4% of net sales in the United States and Canada, respectively, for the year ended December 31, 1995, as compared to $168,531,000 or 6.0% of net sales and $38,045,000 or 5.9% of net sales in the United States and Canada, respectively, for the year ended December 31, 1996. The decrease in adjusted gross profit is primarily attributable to the impact of liquidity constraints on the Company's ability to purchase on favorable terms and competitive pricing pressures, each of which, in the absence of the Restructuring, is expected to continue in 1997.

  In 1996, a total charge of $17,750,000 was recorded to margin in the United States of which $13,400,000 related to customer dispute issues with the remaining $4,340,000 relating to vendor reconcilement issues. A total charge of $9,588,000 was recorded to margin in Canada of which $8,092,000 related to vendor reconcilement issues, $1,173,000 to customer dispute issues and $323,000 to other margin issues. Customer dispute issues relate primarily to adjustments for deductions taken by customers on payments for which the Company does not believe it will be able to collect. Vendor reconcilement issues relate to adjustments for price protection, returns to vendors by Merisel and inventory receipt related issues, such as short shipments identified through the vendor reconcilement process. The charge for other margin issues primarily relate to adjustments to the value of liabilities.

  Selling, general and administrative expenses for the North American Business increased by 6.9% from $181,042,000 for the year ended December 31, 1995 to $193,521,000 for the year ended December 31, 1996. Selling, general administrative expenses in 1995 include a fourth quarter charge of $8,200,000 to adjust the value of certain assets and liabilities. Excluding this fourth quarter 1995 charge, selling, general and administrative expense levels have increased approximately $20,679,000 from the prior year. Of this increase, $10,500,000 related to professional fees incurred as part of the development of the 1996 Business Plan, process improvements and lender negotiations and severance charges related to management changes. Selling General and Administrative charges in 1996 excluding these charges were $183,021,000. The remaining increase in expenses is related to higher operating costs associated with the installation of new computer systems. Selling, general and administrative costs include depreciation and amortization expense totaling $11,756,000 in 1995 and $12,360,000 in 1996.

  In the fourth quarter of 1995, the North American business recorded an asset impairment charge for $19,500,000 in order to adjust capitalized system development costs related to the installation of new computer systems. Also in 1995, $5,228,000 in restructuring charges were recorded in the North American Business as a result of the planned closure of a warehouse and other restructuring activities. As of December 31, 1996 the company has used $4,747,000 of this charge and the remaining amount of $481,000 is included in accrued liabilities. No such charge was deemed necessary in 1996.

  As a result of the above items, the operating loss for the North American Business of $20,852,000 for the year ended December 31, 1995 decreased to an operating loss of $14,283,000 for the year ended December 31,

                                   ANNEX IV

1996. Excluding the margin adjustments taken in both years, the professional fees and severance costs incurred in 1996, the fourth quarter charges taken to operating expense in 1995, the impairment charge in 1995, and the restructuring charge in 1995, all of which are quantified above, the North American Business would have had operating income of $37,876,000 in 1995 as compared to operating income of $23,555,000 in 1996.

  Interest Expense; Other Expense; Income Tax Provision

  Interest expense for the Company, including Former Operations, decreased 0.4% from $37,583,000 for the year ended December 31, 1995 to $37,431,000 for the year ended December 31, 1996. The decrease resulted from lower average borrowings in the fourth quarter of 1996, offset by higher average interest rates and higher average borrowings in the first three quarters of the year.

  Other expense for the Company, including Former Operations, increased from $13,885,000 for the year ended December 31, 1995 to $20,150,000 for the year ended December 31,1996. The increase was primarily attributable to fees incurred in connection with an increase in the Company's trade receivable securitizations in 1996. The increase in securitization fees is primarily attributable to an increase in the amount of net receivables sold.

  The income tax provision increased from a benefit of $21,779,000 for the year ended December 31, 1995 to an expense of $1,539,000 for the same period in 1996. The Company has not recognized a tax provision benefit with respect to its current losses, having fully utilized its ability to carryback those losses and obtain refunds of taxes paid in prior years. Further, the Company has recognized tax provision expense that primarily represents the establishment of a valuation allowance against a previously recognized state deferred tax asset. (See "Notes to Consolidated Financial Statements--Note 8.")

  Consolidated Loss

  The Company, including Former Operations, reported an increase in its net loss from $83,911,000 in 1995 to $140,375,000 in 1996. The net loss per share increased from $2.82 in 1995 to $4.68 in 1996.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

  The Company's net sales for the North American Business increased 19.2% from $2,876,074,000 in 1994 to $3,427,821,000 for the year ended December 31, 1995.
The gain was due to increased sales of 21.0% in the United States and 10.8% in Canada. These increases were primarily due to growth in existing distribution operations resulting from the growth of the overall market for hardware and software products, as well as an increase in the number of products certain vendors are selling through distribution.

  In the North American Business, hardware and accessories accounted for 69% of net sales, and software accounted for 31% of net sales for the year ended December 31, 1995, as compared to 68% and 32% for the same categories, respectively, for the year ended December 31, 1994.

  Gross profit for the North American Business decreased 12.4% from $211,015,000 in 1994 to $184,918,000 in 1995. Gross profit as a percentage of sales or gross margin, decreased from 7.3% in 1994 to 5.4% in 1995. The decrease in gross margin was principally attributable to competitive pricing pressures. In addition, a portion of the fourth quarter 1995 adjustments was charged to cost of sales, which further contributed to the decrease in gross profit.

  Selling, general and administrative expenses for the North American Business increased 10.9% from $163,378,000 for the year ended December 31, 1994 to $181,042,000 for the year ended December 31, 1995. The increase was primarily due to costs associated with the Company's 19.2% increase in net sales, and fourth quarter charges taken in 1995, including adjustments to the values of certain assets and liabilities for $8,200,000.

                                   ANNEX IV

  In the fourth quarter of 1995, the North American business recorded an asset impairment charge of $19,500,000 in order to adjust capitalized system development costs related to the installation of new computer systems.

  During 1995, $5,228,000 in restructuring charges were recorded in the North American Business related to the planned closure of a warehouse and other restructuring activities.

  As a result of the above items, operating income for the North American Business of $47,737,000 for the year ended December 31, 1994 decreased to an operating loss of $20,852,000 for the year ended December 31, 1995.

  Interest Expense; Other Expense; Income Tax Provision

  Interest for the Company, including Former Operations, increased 29.5% from $29,024,000 for the year ended December 31, 1994 to $37,583,000 for the year ended December 31, 1995. The increase is primarily attributable to the Company's higher debt levels and, to a lessor extent, an increase in interest rates.

  Other expense for the Company, including Former Operations, increased from $11,752,000 for the year ended December 31, 1994 to $13,885,000 for the year ended December 31, 1995. The increase in other expense in 1995 primarily related to an increase of $3,000,000 in fees incurred in connection with accounts receivable securitizations.

  The income tax provision decreased from an expense of $8,341,000 for the year ended December 31, 1994 to a benefit of $21,779,000 for the year ended December 31, 1995, reflecting the Company's loss position in 1995 and the utilization of loss carryback provisions. The decrease in the effective tax rate was principally the result of an increase in the valuation allowance related to United States deferred tax assets.

  Consolidated Loss

  On a consolidated basis for the Company, including Former Operations, net income decreased from $11,610,000 for the year ended December 31, 1994 to a net loss of $83,911,000 for the year ended December 31, 1995. Net income per share decreased from $.38 in 1994 to a net loss per share of $2.82 in 1995.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the computer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; and
(iii) the fact that virtually all sales in a given quarter result from orders booked in that quarter. Due to the factors noted above, as well as the dynamic characteristics of the computer product distribution industry, the Company's revenues and earnings may be subject to material volatility, particularly on a quarterly basis.

  Additionally, in the U.S. and Canada, the Company's net sales in the fourth quarter have been historically higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business and holiday purchases. As a result of this pattern the Company's working capital requirements in the fourth quarter have typically been greater than other quarters. Net sales in the Canadian operations are also historically strong in the first quarter of the fiscal year. This is primarily due to buying patterns of Canadian Government Agencies. See "Liquidity and Capital Resources" below.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its growth and cash needs primarily through borrowings, securitizations of its trade receivables and sale of assets.

                                   ANNEX IV

RECENT DEVELOPMENTS

  Effective April 14th, 1997, the Company entered into certain agreements relating to the restructuring of its debt obligations, and to amend certain covenants contained in its debt instruments. (See "Background of the Restructuring.") Accordingly, the Company believes that it will be able to satisfy all of its material debt obligations under such instruments in 1997 pending the consummation of the Restructuring and the Extension. Interest will continue to be due and payable on the outstanding 12.5% Notes that have not consented to the waiver by the time such payments are due; however, such holders will not be able to accelerate the payment of the principal of the 12.5% Notes under the terms of the Indenture governing the 12.5% Notes.

FIRST QUARTER, 1997

  Net cash provided by operating activities during the three months ended March 31, 1997, was $10,577,000. The primary sources of cash from operating activities was a decrease in inventory of $34,348,000, increased accounts payable of $6,626,000 and a profit of and $1,131,000. The primary use of cash during the period was a $32,384,000 increase in accounts receivable. The primary use of cash during the period was a $32,384,000 increase in accounts receivable. This increase was the primarily the result of normal seasonal fluctuations in the Company's Canadian operations and higher than normal sales during the last few days of the quarter. This increase is not expected to have a material impact on the Company's future results or financial condition. The increase in accounts payable related primarily to the purchasing activities of Merisel FAB during the quarter and prior to the sale of substantially all of the assets of Merisel FAB. The accounts payable levels for the North American Business did not change significantly from the end of 1996.

  Net cash used in investing activities for the three months ended March 31, 1997, was $648,000 consisting entirely of leasehold improvements and equipment expenditures. The expenditures were primarily for the maintenance and improvements of existing facilities. The Company presently anticipates that its capital expenditures for 1997 will be between $15,000,000 and $18,000,000 consisting of costs of upgrading and modifying existing computer systems, warehouse systems, and facilities in Canada and the United States. Net cash used in financing activities was $6,432,000 and was comprised primarily of scheduled payments under the Company's various debt facilities.

FISCAL YEAR ENDED 1996

  Net cash provided by operating activities during the year ended December 31, 1996 was $29,249,000. The primary sources of cash from operating activities were decreases in accounts receivable, inventories, and income taxes receivable of $132,480,000, $91,059,000 and $33,470,000, respectively. The primary use of cash from operations during the period was a decrease in accounts payable of $179,304,000. Lower inventory and accounts receivable levels resulted primarily from improved management of inventories and collections. The decrease in inventories also contributed to the decrease in accounts payable.

  Net cash provided from investing activities in 1996 was $101,041,000, consisting of proceeds from the sale of EML and the Company's Australian business of $110,379,000 and $8,515,000, respectively, partially offset by the Company's earn out obligation under the ComputerLand Acquisition of $13,409,000 and property and equipment expenditures of $9,652,000, net of proceeds from the sale of property and equipment of $5,975,000. Expenditures for property and equipment were primarily attributed to the upgrading of the Company's computer systems, expenditures for a new warehouse management system and the upgrading of existing facilities and leasehold improvements.

  Net cash used in financing activities was $82,765,000, related primarily to repayments of the 11.5% Notes of $43,195,000, net repayments under the Revolving Credit Agreement (as defined below) of $17,792,000, the payment of the first installment of $4,400,000 of the Subordinated Notes (as defined below), and repayment of $17,741,000 under other bank facilities.

                                   ANNEX IV

LIQUIDITY AND BORROWINGS

  Funds are also generated through the sale of receivables by Merisel Capital Funding, Inc., a wholly owned subsidiary of the Company's Merisel America's, Inc. operating subsidiary. Merisel Capital Funding's sole business is the ongoing purchase of trade receivables from Merisel Americas. Merisel Capital Funding sells these receivables, in turn, under an agreement with a securitization company, whose purchases yield proceeds of up to $300,000,000 at any point in time. Merisel Capital Funding is a separate corporate entity with separate creditors who, upon its liquidation, are entitled to be satisfied out of Merisel Capital Funding's assets prior to any value in the subsidiary becoming available to the subsidiary's equity holder. As a result of losses the Company incurred in fiscal year 1996, Merisel Americas and Merisel Capital Funding were obliged and did obtain amendments and waivers with respect to certain covenants under this facility, which expires October 2000.

  Effective December 15, 1995, Merisel Canada, Inc. ("Merisel Canada") entered into a receivables purchase agreement with a securitization company to provide funding for Merisel's Canadian subsidiary. In accordance with this agreement, Merisel Canada sells receivables to the securitization company, which yields proceeds of up to $150,000,000 Canadian dollars. The facility expires December 12, 2000, but is extendible by notice from the securitization company, subject to the Company's approval.

  Effective October 16, 1995, Merisel U.K. Ltd. ("Merisel U.K.") entered into a receivables purchase agreement with a securitization company to provide funding for Merisel's U.K. subsidiary. This facility, including $26,300,000 outstanding thereunder, was assumed by CHS in connection with the purchase of EML.

  Under these securitization facilities, the receivables are sold at face value with payment of a portion of the purchase price being deferred. As of March 31, 1997, the total amount outstanding under these facilities was $259,830,000. Fees incurred in connection with the sale of accounts receivable are recorded as other expense and for the three months ended March 31, 1997 and 1996 were, $3,573,000, and $4,544,000 respectively. For the years ended December 31, 1996 and December 31, 1995, these fees totalled $16,029,000 and $10,291,000 respectively.

  At March 31, 1997, the Company's subsidiaries, Merisel Americas and Merisel Europe had unsecured senior borrowings which, as amended, consisted of $56,198,000 of 11.5% Notes by Merisel Americas, and an $84,297,000 the Revolving Credit Agreement, all of which were outstanding. Advances under the Revolving Credit Agreement bear interest at specific rates based upon market reference rates plus a specified percentage. The average interest rate for the Revolving Credit Agreement at March 31, 1997 was approximately 10.8%. On October 4, 1996, the Company amended the 11.5% Notes and the Revolving Credit Agreement in connection with the sale of EML and permanently reduced the outstanding borrowings on the 11.5% Notes and the Revolving Credit Agreement by $29,000,000 and $43,500,000, respectively. As a result of the sale of EML, Merisel Europe no longer is an operating entity.

  As amended, these agreements require that the Company make an aggregate of five consecutive principal payments of $1,500,000 each on the last calendar day of each month from February through June 1997 plus an additional principal repayment of $7,500,000 on January 2, 1998. The Company has made these payments as scheduled through the current period. In the absence of the Restructuring, the 11.5% Notes and the Revolving Credit Agreement provide that if the Company makes the June 30, 1997 interest payment on its 12.5% Notes at any time before January 31, 1998, then the Company shall make an aggregate principal repayment of an additional $40,000,000 on the 11.5% Notes and the Revolving Credit Agreement. Further, if the Company makes the December 31, 1997 interest payment on its 12.5% Notes at anytime before January 31, 1998, the Company must make an additional aggregate principal payment of $30,000,000 on the 11.5% Notes and the Revolving Credit Agreement. The 11.5% Notes and the Revolving Credit Agreement are due in full on January 31, 1998. The amendments also provide that certain tax refunds and asset sale proceeds when received by the Company shall be used to permanently prepay the 11.5% Notes and Revolving Credit Agreement. The principal repayments will be shared ratably by the lenders under the Revolving Credit Agreement and the holders of the 11.5% Notes.

                                   ANNEX IV

  The 11.5% Notes and the Revolving Credit Agreement contain various covenants, including those which prohibit the payment of cash dividends, require a minimum amount of tangible net worth, and place limitations on the acquisition of assets. These agreements also require the Company or certain of its subsidiaries to maintain certain specified financial ratios. Such financial ratios include: interest coverage; minimum adjusted tangible net worth; minimum earnings before interest, taxes, depreciation, amortization and securitization expense; total debt equivalents to adjusted tangible net worth; inventory turnover; minimum accounts payable; and minimum accounts payable to inventory. In connection with the sale of EML and as a result of the substantial losses incurred by the Company for the years ended December 31, 1996 and December 31, 1995, the Company was required to obtain and did obtain waivers of various covenants, including financial ratio covenants, contained in the Senior Notes and the Revolving Credit Agreement for the Company's third fiscal quarter of 1996, and amendments of such covenants for future periods.

  At March 31, 1997, Merisel Americas had outstanding an aggregate of $13,200,000 of Subordinated Notes. The Subordinated Notes, as amended during 1996, provide for an interest rate increase of .50% to 11.78% per annum effective April 15, 1996, and are repayable in three remaining equal annual installments of $4,400,000 due in March 1998, March 1999 and in March 2000. The Company has made all of these payments as scheduled to date. Commencing on September 10, 1996, accrued interest on the Subordinated Notes is required to be paid quarterly, rather than semi-annually. The Subordinated Notes contain certain restrictive covenants, including those that limit the Company's ability to incur debt, acquire the stock of or merge with other corporations, or sell certain assets and those that prohibit the payment of dividends. The Subordinated Notes also incorporate the financial covenants contained in the Senior Notes and the Revolving Credit Agreement. In connection with the amendment of the Revolving Credit Agreement and the Senior Notes described above, the Company was required to obtain and did obtain an amendment of the Subordinated Note Purchase Agreement.

  At March 31, 1997, Merisel, Inc. had outstanding $125,000,000 principal amount of the 12.5% Notes. The 12.5% Notes provide for an interest rate of 12.5% payable semi-annually. By virtue of being an obligation of Merisel, Inc., the 12.5% Notes are effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables and are not guaranteed by any of the Company's operating entities. The Indenture relating to the 12.5% Notes contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company or any of its subsidiaries and imposes limitations on investments, loans, advances, asset sales or transfers, dividends and other payments, the creation of liens, sale-leaseback transactions with affiliates and certain mergers. Without a restructuring or refinancing of the Company's debt, the Company may be unable to make its June 30, 1997 and December 31, 1997 interest payments on the 12.5% Notes and the additional $40,000,000 and $30,000,000 repayments on the 11.5% Notes and the Revolving Credit Agreement required before such interest payments on the 12.5% Notes can be made. In addition, the restriction on dividend payments contained in the 11.5% Notes and the Revolving Credit Agreement could limit the ability of the Company to repay principal and interest on the 12.5% Notes if, and to the extent that, such limitations prevent cash or other dividends from being paid to the Company. Further, in the event of a default under the 11.5% Notes and the Revolving Credit Agreement, payments of principal and interest on the 12.5% Notes are prohibited.

  At March 31, 1997, the Company had promissory notes outstanding with an aggregate balance of $9,635,000. Such notes provide for interest at the rate of approximately 7.7% per annum and are repayable in 48 and 60 monthly installments commencing February 1, 1996, with balloon payments due at maturity. The notes are collateralized by certain of the Company's real property and equipment.

  In connection with the ComputerLand acquisition, Merisel FAB and Vanstar entered into the Distribution and Services Agreement (the "Service Agreement") which as extended and amended provided significant distribution and other support services to Merisel FAB for a contractually agreed upon fee. Also under the terms of the Services Agreement, Vanstar agreed to provide extended credit to Merisel FAB (the "Vanstar Payable") which was to be reduced by scheduled payment amounts. At December 31, 1995 and 1996, $23,500,000 and $20,000,000 was outstanding on the Vanstar payable and is included in accounts payable. The Vanstar Payable

                                   ANNEX IV
was assumed by, and the Service Agreement was assigned to, Synnex pursuant to the sale of substantially all of the assets of Merisel FAB as of March 28, 1997.

  At March 31, 1997, the Company had cash and cash equivalents of approximately $47,930,000. In the opinion of management, as a result of the Agreement reached with the holders of the 12.5% Notes and the waivers received from the holders of the Revolving Credit Agreement, the 11.5% Notes and the Subordinated Notes, cash on hand, together with anticipated cash flow in 1997 will be sufficient to meet the Company's liquidity requirements for the next 12 months.

INFLATION

  Due to the short-term nature of the Company's contracts and agreements with customers and vendors, the Company does not believe that inflation had a material impact on its operations.

ASSET MANAGEMENT

  The Company attempts to manage its inventory position to maintain levels sufficient to achieve high product availability and same-day order fill rates. Inventory levels may vary from period to period, due to factors including increases or decreases in sales levels, the Company's practice of making large-volume purchases when it deems such purchases to be attractive, and the addition of new manufacturers and products. The Company has negotiated agreements with many of its manufacturers which contain stock balancing and price protection provisions intended to reduce, in part, the Company's risk of loss due to slow-moving or obsolete inventory or manufacturer price reductions. The Company is not assured that these agreements will succeed in reducing this risk. In the event of a manufacturer price reduction, the Company generally receives a credit for products in inventory. In addition, the Company has the right to return a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock return privileges, as well as the Company's inventory management procedures, have helped to reduce the risk of loss of carrying inventory.

  The Company has purchased foreign exchange contracts whenever available to minimize foreign exchange transaction gains and losses. Such contracts were temporarily not available to the Company beginning in the latter part of 1996. The Company experienced net transaction losses of approximately $350,000 in the first quarter of 1997, prior to the renewed availability of foreign exchange contracts. The Company plans to continue to use foreign exchange contracts in the future to the extent they are available.

  The Company offers credit terms to qualifying customers and also sells on a prepay, credit card and cash-on-delivery basis. The Company also offers financing for its sales to certain of its customers through various floor plan financing companies. With respect to credit sales, the Company attempts to control its bad debt exposure by monitoring customers' creditworthiness and, where practicable, through participation in credit associations that provide customer credit rating information for certain accounts. In addition, the Company purchases credit insurance as it deems appropriate.

                                   ANNEX IV

                    BUSINESS AND PROPERTIES OF THE COMPANY

BUSINESS OVERVIEW

  Merisel, Inc., a Delaware holding company (the "Company"), is a leading distributor of computer hardware, networking equipment and software products. Through its main operating subsidiary, Merisel Americas, and its subsidiaries, the Company markets products and services throughout North America and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers ("VARs"), commercial resellers/dealers and retailers. The Company also has established the Merisel Open Computing Alliance (MOCA(TM)), a division which primarily supports Sun Microsystems' UNIX-based product sales and installations.

  At December 31, 1996, the Company stocked more than 25,000 products from more than 500 of the computer hardware and software industry's leading manufacturers, including American Power Conversion, Apple, AST, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM/Lotus, Intel, Kingston Technology, Microsoft, NEC, Novell, Okidata, Sony, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba and U.S. Robotics. Merisel sells products to more than 45,000 computer resellers throughout North America, including VARs, large retail chains, dealers, computer superstores, mass merchants, Macintosh and Sun Microsystems resellers, system integrators and original equipment manufacturers ("OEMs"). The breadth of the Company's product line, together with its extensive distribution network, enable the Company to provide its customers with a single supply source and prompt product delivery. The Company's sales were $3.4 billion for 1996, after excluding revenues from operations sold in the third quarter of 1996 and in the first quarter of 1997. Of these sales, 81% were generated in the United States and 19% were generated in Canada.

  During 1996, the Company determined to sell substantially all of its assets and operations outside of North America. In addition the Company also developed a plan that called for the downsizing of remaining operations in order to conserve cash. As of January 1, 1996, the Company sold its Australian operations to Tech Pacific Holdings Ltd. ("Tech Pacific"). On October 4, 1996, the Company completed the sale of substantially all of its European, Mexican and Latin American businesses (such businesses are referred to herein as "EML") to CHS Electronics, Inc. ("CHS"). In addition, as of March 28, 1997, the Company completed the sale of substantially all of the assets of its wholly owned subsidiary, Merisel FAB, Inc. ("Merisel FAB"), which operated the ComputerLand Franchise and Datago Aggregation Business ("FAB"), to a wholly owned subsidiary of SYNNEX Information Technologies, Inc. ("Synnex"). The Company sold its minority interest in a corporation engaged in the distribution of computer hardware and software products in the former Soviet Union; the transaction is expected to close in the second quarter of 1997. As a result of the foregoing transactions, the Company's operations are now focused exclusively in North America.

  The Company has developed and is implementing a business strategy for 1997 (the "1997 Business Strategy") that builds upon the actions taken under its 1996 Business Plan (as described below). Significantly, the 1997 Business Strategy now focuses on profitable North American revenue growth instead of managing for cash. Under the 1997 Business Strategy, Merisel intends to concentrate on strengthening and building its sales infrastructure, improving gross margins and controlling operating expenses. The Company's efforts in buildings its sales infrastructure will focus upon selective additions to its sales function primarily in the areas of sales management as well as additional personnel in inside and field sales. The Company is actively working to improve its gross margin through changes in sales compensation by incentivizing margin performance as well as revenue growth. Further, the Company is improving its gross margin reporting to allow for more effective evaluation of margin related activities. At the same time the Company is focusing on sales growth and margin improvement, procedures have been established to control and analyze operating expenses. Most specifically, the Company is operating the business to a comprehensive expense budget and all nonbudgeted expenses require senior management approval. Other priorities include continuing efforts to achieve operational excellence, addressing financial controls and policies by emphasizing margin improvements and tight expense control, and implementing a strategy focused on the United States and Canada. At the same time, in order to meet its debt

                                   ANNEX IV
obligations in mid-1997, the Company is actively pursuing the Restructuring. While the Company believes that it will be able to successfully implement its 1997 Business Strategy and the Restructuring so as to enable it to meet all of its financial obligations, there can be no assurance that it will be able to do so.

  The 1997 Business Strategy assumes that the Company will not experience any significant changes in payment terms to, or product availability from, its key vendors. While management does not expect, and there has not been, any material deterioration in such credit terms or product availability, there can be no assurance that significant changes will not occur. Any such deterioration in the absence of the development of alternate financing sources could adversely impact the Company's cash flow and its future results of operations.

SIGNIFICANT EVENTS OF 1996 AND 1997

  In February 1996, the Company engaged Merrill Lynch & Co. to assist the Company in assessing its strategic options in order to maximize stockholder value. On March 7, 1996, Merisel sold its interest in its wholly owned Australian subsidiary, Merisel Pty Ltd. ("Merisel Australia"), to Tech Pacific. The sale was effective as of January 1, 1996. Under the terms of the agreement, the Company received consideration of $9,900,000 in the form of repayment of certain intercompany debt obligations for $8,500,000, and $1,400,000 in non-cash asset transfers. The Company recognized a $1,900,000 charge as an impairment loss for the write down of the Australian net assets to their net realizable value in the fourth quarter of 1995. These net assets, after the write down, totaled $9,900,000 and were classified in the December 31, 1995 consolidated balance sheet as other current assets. Prior to the $1,900,000 charge in the fourth quarter of 1995, Merisel Australia had reported a loss of $6,100,000 for 1995. See "Legal Proceedings."

  Due to substantial losses for the fourth quarter and fiscal year ended December 31, 1995, the Company was required in April 1996 to negotiate with the lenders under its various financing agreements to amend such agreements and to waive certain defaults, which amendments and waivers were obtained.

  In connection with such negotiations, the Company developed and implemented the 1996 Business Plan, that focused on maximizing cash flow by controlling costs, curtailing non-essential capital expenditures, limiting investments and concentrating on its more profitable areas of operations and product lines and slowing growth in its less profitable areas of operations. The 1996 Business Plan assumed that the Company would not return to profitability until the fourth quarter of 1996. At the same time, the Company recognized that, in order to meet its obligations in 1997, it needed to engage in some combination of asset sales, refinancing of its borrowings and obtaining new sources of financing.

  Concurrently with the implementation of the 1996 Business Plan, the Company actively explored all of its strategic options with the assistance of Merrill Lynch & Co., including the sale of the Company. This ultimately led to the Company's sale of EML to CHS, after attempts to sell the entire Company proved unsuccessful. The sale was effective as of September 27, 1996. A loss of approximately $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded in connection with the sale. The final sales price, computed based on the combined closing balance sheet, was $147,631,000, consisting of (i) $110,379,000 in cash, (ii) the assumption of the Company's European asset securitization agreement, against which $26,252,000 was outstanding at closing, and (iii) a receivable of $11,000,000 payable in three installments of $3,000,000, $4,000,000 and $4,000,000, due at various dates through 1997. The initial cash inflow of $110,379,000 was used to reduce the Company's debt and improve its working capital.

  In connection with the Company's sale of EML, the Company and certain of its lenders agreed in October 1996 to amend (1) the Revolving Credit Agreement and
(2) the Senior Note Purchase Agreement to extend the final maturities of those agreements until January 31, 1998. In connection with such amendments, the Company was required to obtain, and did obtain, an amendment of the Subordinated Note Purchase Agreement. In addition, such amendments required a waiver of certain provisions of the Indenture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   ANNEX IV

  As of March 28, 1997, the Company completed the sale of substantially all of the assets of Merisel FAB to a wholly owned subsidiary of Synnex. The sale price, computed based upon the February 21, 1997 balance sheet of Merisel FAB, was $31,992,000 consisting of the buyer assuming $11,992,000 of trade payables and accrued liabilities and a $20,000,000 extended payable due to Vanstar Corporation. As part of the sale, the Company agreed to extend rebates to the Synnex on future purchases at a defined rate per dollar of purchases, not to exceed $2,000,000. The purchase price is subject to adjustments based upon Merisel FAB's March 28, 1997 balance sheet. In the quarter ended December 31, 1996, the Company recorded an impairment charge of $2,033,000 to adjust Merisel FAB's assets to their fair value.

THE INDUSTRY

  The computer products distribution industry is large and growing, reflecting both the growing use of wholesale distribution channels by manufacturers for the distribution of their products and increasing worldwide demand for computer products. The industry moves product from manufacturer to end-user through a sophisticated combination of distribution agreements between manufacturers, wholesale distributors, aggregators and resellers. Historically, there have been two types of companies within the industry: those that sell directly to the end-user ("resellers") and those that sell to resellers ("wholesale distributors" and "aggregators").

  Reseller customers include large corporate accounts, small and medium-sized businesses and home users. The major reseller channels are VARs, commercial resellers/dealers (corporate resellers and mail-order firms), and retailers (computer superstores, office supply chains and mass merchants). VARs, which account for one of the largest segments of the overall reseller channel, typically add value by combining proprietary software and/or services with off-the-shelf hardware and software.

  Wholesale distributors generally purchase a wide range of products in bulk directly from manufacturers and then ship products in smaller quantities to a wide spectrum of resellers. Aggregators are functionally similar to wholesale distributors, but they focus on selling relatively few product lines (typically high-volume, brand name computer systems) to a captive network of franchised dealers and affiliates. Aggregators typically work on a lower cost model with a high proportion of electronic commerce and vendor flooring to minimize working capital requirements. The larger computer manufacturers, such as Apple, Compaq, Hewlett-Packard and IBM, have historically required resellers to purchase their products from an affiliated aggregator. In recent years, manufacturers have increasingly offered products through wholesale distributors' aggregation divisions. The result of this practice is increasing similarity between wholesale distributors and aggregators.

BUSINESS STRATEGY

  The Company offers leading products and services to customers at competitive prices. The Company provides cost-effective customer service to targeted customer groups through its inside and field sales forces and specialized marketing programs. In 1996, the Company continued to actively pursue sales via "electronic commerce," which encompasses the internet and other electronic interfaces to market products, establish accounts and take orders at typically lower operating costs than traditional sales methods.

  Providing Leading Products and Services. The Company's objective is to offer a broad range of leading brands in each of the product categories it carries. By stocking a broad mix of products, the Company meets the needs of resellers who prefer to deal with a single source for many of their product needs. The Company continually evaluates new products, the demand for current products, and its overall product mix and seeks to develop distribution relationships with suppliers of products that enhance the Company's product offerings. The Company believes that the size of its reseller customer base, combined with the breadth and quality of its marketing support programs, give Merisel a competitive advantage over smaller, regional distributors in developing and maintaining supplier relationships.

  Customer Service and Satisfaction. The Company believes that a high level of customer satisfaction is important to achieve and maintain success in the highly competitive microcomputer products distribution industry. The Company measures customer satisfaction by such standards as the customer's "ease of doing

                                   ANNEX IV
business," accuracy and efficiency in delivering products and expediting the delivery of services and information. It was with these objectives in mind that the company established its Vantage Loyalty incentive program to provide increased services, support and better pricing to large volume customers. Merisel constantly strives to improve its operational processes in order to achieve increasingly high levels of customer satisfaction.

  Targeting Customer Groups. The Company serves a variety of reseller channels, which have diverse product, financing and support requirements. The Company was among the first major wholesale distributors in the industry to offer its various customer groups a channel-dedicated sales force as well as customized product offerings, financing programs and marketing and technical support programs, all of which are tailored to address the differing needs of these customer groups. The Company intends to continue focusing on the profitability of the markets it serves to identify customer opportunities and develop sales and marketing programs that serve these groups more effectively.

PRODUCTS AND MANUFACTURER SERVICES

  The Company distributes more than 25,000 hardware and software products for MS-DOS, Windows NT, OS/2, Macintosh, Apple and Sun Microsystems/UNIX operating environments. Hardware products include computer components such as servers, printers, monitors, disk drives and other storage devices, modems and other connectivity devices, routers, switching products, communication/networking (local and wide area) products, plug-in boards and accessories. The Company's software mix includes business application software for spreadsheets, word processing programs, desktop publishing and graphics packages, educational software and games, as well as a broad offering of operating systems, including local area networks, advanced language and utility products.

  In fiscal 1996 for the Company's ongoing U.S. and Canadian distribution businesses, net sales of hardware and accessories accounted for approximately 75% of sales, while software product sales accounted for the remaining 25% of sales.

  The Company has established and developed long-term business relationships with many of the leading manufacturers in the computer industry. The Company's suppliers include American Power Conversion, Apple, AST, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM/Lotus, Intel, Kingston Technology, Microsoft, NEC, Novell, Okidata, Sony, Sun Microsystems, Symantec, Texas Instruments, 3Com/U.S. Robotics and Toshiba. The Company is one of only three distributors in the United States authorized to sell Sun Microsystems products.

  The Company provides its manufacturers with access to one of the largest bases of computer resellers in North America, as well as the means to reduce inventory, credit, marketing, and overhead costs typically associated with maintaining direct reseller relationships. Through its product marketing group, the Company develops and implements promotional programs for specific manufacturers to increase customer purchasing depth and breadth. Promotional programs include bundle offers, growth goal incentives, reseller training events, as well as channel communication vehicles such as target direct mail, fax and advertising.

  The Company offers one of the industry's largest reseller forums, Softeach(TM), a two-day seminar series in which more than 50 manufacturers host training seminars on product usage. In 1996, the Company offered Softeach(TM) seminars in 12 cities in the United States and Canada. More than 7,000 resellers enrolled for Softeach(TM) seminars in 1995 and 1996. The Company's educational services division, in conjunction with third-party consultants, also conducts training and certification classes on a fee basis for resellers of certain Digital Equipment, Lotus, Microsoft, Novell, Santa Cruz Operation, Sun and 3Com products.

  The Company enters into written distribution agreements with the manufacturers of the products it distributes. As is customary in the industry, these agreements usually provide non-exclusive distribution rights and often contain territorial restrictions that limit the countries in which Merisel is permitted to distribute the products. The agreements generally provide the Company with stock balancing and price protection provisions

                                   ANNEX IV
which partially reduce the Company's risk of loss due to slow-moving inventory, supplier price reductions, product updates or obsolescence. The Company's agreements which generally have a term of at least one year, may contain minimum purchase amounts and often contain provisions permitting earlier termination by either party upon written notice.

  Although the Company regularly stocks products and accessories supplied by more than 500 manufacturers, 60% of the Company's net sales in 1996 (as compared to 63% in 1995 and 56% in 1994) were derived from products supplied by Merisel's 10 largest manufacturers, with the sale of products manufactured by Hewlett-Packard, Microsoft and Compaq accounting for approximately 9%, 14% and 10%, respectively, of net sales in 1996 (as compared to 16%, 14% and 11% respectively in 1995, and 12%, 12% and 11%, respectively, in 1994). Because reseller customers often prefer to deal with a single source for many of their product needs, the loss of the ability to distribute a particularly popular product could result in losses of sales unrelated to that product. The loss of a direct relationship between the Company and any of its key suppliers could have an adverse impact on the Company's business and financial results.

  In the course of its business, the Company reconciles its accounts payable balances to statements provided by its vendors. During the fourth quarter of 1995 and the first three quarters of 1996, the Company incurred charges resulting from adjustments to trade accounts payable balances. These charges were related to adjustments for price protection, returns to vendors by the Company and inventory receipt-related issues, such as short-shipments identified through the reconciliation process. In order to minimize further supplier account reconciliation losses, the Company began implementing processes and procedures to address current system deficiencies and engaged the assistance of outside consultants. By the end of 1996, substantial progress was made in the implementation of these processes and procedures, and the Company believes that it is adequately reserved.

CUSTOMERS AND CUSTOMER SERVICES

  In 1996, the Company sold products and services to more than 45,000 computer resellers worldwide. the Company's smaller customers often do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories, nor can they meet minimum purchase requirements or obtain acceptable credit. Consequently, they tend to purchase a high percentage of their products from distributors such as the Company, which can meet their inventory needs quickly and efficiently. Larger resellers often establish direct relationships with manufacturers for their more popular products but utilize distributors for slower-moving products and for fill-in orders of fast-moving products which may not be available on a timely basis from manufacturers. No single customer accounted for more than 4% of the Company's net sales in 1994, 1995 or 1996.

  Single Source Provider. The Company offers computer resellers a single source for more than 25,000 competitively priced hardware and software products. By purchasing from the Company, the reseller only needs to comply with a single set of ordering, billing and product return procedures and may also benefit from attractive volume pricing and third-party financing programs. In addition, certain resellers are allowed, within specified time limits, and/or specified volume limits, to return slow-moving products from one manufacturer in exchange for more popular products from other manufacturers.

  Prompt Delivery. In the United States and Canada, orders received by 5:00 p.m. local time are typically shipped the same day, provided the required inventory is in stock. The Company maintains sufficient inventory levels in the United States to fill consistently in excess of 95% of all units ordered on the day of receipt. As part of a continuing effort to improve accuracy, the Company's Information and Logistical Efficiency System (MILES) was first installed in the Company's Atlanta warehouse in early 1994. In 1996, installation of this custom computerized warehouse management system was completed in all nine of the Company's North American warehouses. The successful implementation of MILES has resulted in significant improvements in shipping accuracy rates. The Company believes that its inventory and shipping accuracy rates are among the highest in the industry.

                                   ANNEX IV

  The Company typically delivers products from its regional warehouses via FedEx, United Parcel Service and other common carriers. Most customers in the United States receive orders within one or two working days of shipment. The Company also provides customer-paid overnight air handling upon request. These services allow resellers to minimize inventory investment and serve their customers responsively. For larger customers in the United States, the Company also provides a fulfillment service to ship orders directly to resellers' customers to speed delivery and further minimize reseller inventories.

  Financing Programs. The Company's credit policy for qualified resellers eliminates the need for them to establish multiple credit relationships with a large number of manufacturers. In addition, the Company arranges floor plan, credit card and lease financing through a number of credit institutions and offers a program for credit card purchases by qualified customers. To allow certain resellers to purchase larger orders in the United States, the Company offers to arrange alternative financing such as escrow programs and special bid financing.

  Customer Support. The Company offers a number of customer loyalty programs, which provide incentives to resellers to aggregate their purchases through the Company. Through its customer information services group, the Company furnishes its computer resellers with a series of publications containing detailed information on products, pricing, promotions and developments in the industry. The Company publishes a Merisel Product Catalog, as well as a monthly Promo Pak and VARfile publication. The Company also publishes the Hot List(R), which ranks the Company's current best-selling hardware and software products in four different reseller channels. In addition, the Company's On-Line Literature Library offers more than 40,000 data sheets of product information literature via a fax-back system and CD-ROM. Information is also provided electronically through the Company's Web site (www.merisel.com) and proprietary SELline(R) Electronic Service.

  The Company provides training and product information to its reseller customers through its well-respected Softeach(TM) program, a series of manufacturer hosted training forums. See "Products and Manufacturer Services." The Company also provides computer resellers with pre-sale technical support for virtually all product lines. In addition, the Company's technical support services department provides pre-and post-sale technical support to the Company's customers, as well as regular product training seminars to the Company's sales representatives.

SALES AND MARKETING

  During 1996, the Company's sales department for its core distribution business in the United States was organized into four sales divisions to serve the VAR, retail, commercial reseller/dealer and Sun Microsystems reseller market segments. The VAR division offers specialized services and technical products to value-added resellers, system integrators and OEMs who offer service, support and consulting to clients in addition to selling computer products. The Company's MOCA(TM) division is a division dedicated primarily to selling and supporting Sun Microsystems and products through its own sales, marketing, operations and technical support departments. The retail division primarily services mass merchants and computer chain stores, while the commercial reseller/dealer division offers direct fulfillment services, electronic data interchange (EDI) transaction support and dedicated field and inside support to large-volume national accounts. Additionally, the Company's value-added services department offers telemarketing, educational and merchandising services to resellers and retailers.

  The Company's sales department for its distribution business in Canada was also structured in 1996 to reflect VAR, retail, dealer and national account/commercial customer segments. The sales organization was enhanced through the addition of six national sales directors to reflect market needs, and a new regional sales office was opened in Halifax, Nova Scotia. Additionally, in February 1997, the Company launched its MOCA(TM) division in Canada.

  The Company's sales force is composed of field sales representatives who manage relations with the larger accounts and inside telemarketing sales representatives who receive product orders and answer customer inquiries. When a customer calls the Company, screen synchronization technology automatically causes a sales

                                   ANNEX IV
profile to appear on the sales representative's computer screen. Customer orders generally are placed via a toll-free telephone call to the Company's inside sales representatives and, in the United States, are entered on the Company's SalesNet for Windows order entry system, a proprietary local area network created by the Company to speed the process of taking and processing orders. Using the SalesNet for Windows database, sales representatives can immediately enter customer orders, obtain descriptive information regarding products, check inventory status, determine customer credit availability and obtain special pricing and promotion information.

  In 1993, the Company introduced its Vantage Loyalty incentive program to provide increased services, support and better pricing to larger volume customers. The Vantage program was enhanced in late 1996 with the launch of the "Vantage Visa" card as a frequent buyer program to reward resellers for more frequent and higher volume purchases. The Vantage Visa program offers unique promotional and bundling opportunities to resellers.

  In line with its strategy of making the Company the easiest distributor with which to do business, the Company is continuing to expand its participation in "electronic commerce" and the "electronic marketplace," which represents growing sales opportunities in the computer products distribution industry. Electronic commerce is the overall term applied to the development and maintenance of business-to-business relationships via such electronic services as EDI, on-line systems, electronic mail, and Internet Web sites. Electronic commerce can simplify account set up, ordering, shipping, and support and thereby facilitate sales while it decreases both selling and purchasing costs. Electronic commerce is likely to become a significant factor as the computer products distribution industry evolves.

  The Company began to actively promote its electronic commerce offering with the introduction of SELline in 1994. This system was the industry's first graphical user interface (GUI) application to allow customers to access specific, customized information directly from various databases owned and maintained by the Company. This includes access to real-time pricing, credit, product descriptions, and availability information. The Company also utilizes EDI systems to allow large volume customers to communicate with the Company's mainframe computer system directly for order processing and account data.

  SELline usage increased with the 1996 introduction of "@Merisel," the Company's first World Wide Web site that allows customers internet access to key technical information and hyperlink access to more than 400 manufacturer internet sites from one location. In November 1996, the Web site enabled the Company to introduce the distribution industry's first national web-based order-entry system that features a SELline interface for 24-hour, secure order processing. The site facilitates new customer enrollment and currently serves more than 21,000 reseller enrollees.

CONFIGURATION

  Configuration involves the assembly of computer products from multiple vendors into a single unit or system. While at one time configuration was a very minor aspect of a wholesale distributor's business, it has become a major initiative as manufacturers outsource this segment of production to wholesale distributors.

  In 1996, the Company conducted its configuration business by outsourcing to two third-party providers, the Cerplex Group, Inc. and Vanstar Corporation. The Company intends to implement an internal configuration operation during the latter part of fiscal year 1997.

OPERATIONS, DISTRIBUTION AND INVESTMENT IN SYSTEMS

  Locations. At December 31, 1996, the Company operated nine distribution centers throughout North America: seven in the United States and two in Canada. All of these distribution centers are leased.

  Systems. The Company has made significant investments in new, advanced computer and warehouse management systems for its North American operations to support sales growth and improve service levels. All

                                   ANNEX IV
of the Company's nine North American warehouses now utilize the MILES computerized warehouse management system, which uses infrared bar coding and advanced computer hardware and software to improve shipping, receiving and picking accuracy rates.

  The Company is in the process of converting its North American operations to the SAP client/server operating system. SAP is an enterprise-wide system which integrates all functional areas of the business including order entry, inventory management and finance in a real-time environment. The Company began designing the new system in 1993 and converted its Canadian operations from a mainframe to the client/server operating system in August 1995. The new system is designed to provide greater transaction accuracy, flexibility and custom pricing applications. In the early implementation stages, the Canadian conversion produced results below the Company's expectations. These results added to the Company's fourth quarter 1995 net operating loss. This system is now fully implemented in Canada and is performing to expectations.

  The Company plans to convert its United States operations to the SAP system in the future. The design and implementation of these new systems are complex projects and involve certain risks. As a result, the United States system implementation will be delayed beyond 1997. Until such implementation, the Company will continue to modify its existing United States systems and may experience difficulty in processing transactions, which could adversely affect operating income and cash flows.

DISPOSED OPERATIONS

  International Operations. The Company formed its first international subsidiary in 1982 and began 1996 with International operations as a leading distributor of computer hardware and software products in Australia, Austria, Canada, France, Germany, Holland, Latin America, Mexico, Switzerland and the United Kingdom. Effective January 1, 1996, the Company sold its operations in Australia. In September 1996, the Company sold certain assets and businesses that included its operations in all of its remaining foreign locations with the exception of Canada. In addition, the Company is in the process of selling its minority stock interest in a corporation engaged in the distribution of computer hardware and software products in the former Soviet Union; the transaction is expected to close in the second quarter of fiscal 1997. As a result, the Company's operations are now focused exclusively in North America. For more information concerning the divestiture of foreign businesses, see
Note 5, Dispositions, in the Notes to Consolidated Financial Statements.

  Because the Company conducted business in a number of countries, that portion of operating results and cash flows that is non-United States dollar denominated is subject to certain currency fluctuations. The Company generally employs forward exchange contracts to limit the impact of fluctuations in the relative values of some of the currencies in which it does business. In 1995, the Company incurred foreign currency losses due primarily to declines in values of the Mexican Peso and other foreign currencies against the United States dollar. In 1996, the net impact of foreign currency transactions for the year was insignificant.

  Domestic Operations. In March 1997, the Company sold substantially all of the assets of Merisel FAB, to Synnex. Merisel FAB operated the Company's Franchise and Aggregation business. The sale of this business marks the Company's return to a primary focus on computer hardware and software distribution, which has been its core business.

COMPETITION

  Traditionally, competition in the computer products distribution industry is intense. Competitive factors include price, brand selection, breadth and availability of product offering, financing options, shipping and packaging accuracy, speed of delivery, level of training and technical support, marketing services and programs, and ability to influence a buyer's decision.

  Certain of the Company's competitors have substantially greater financial resources than the Company. The Company's principal competitors include large United States-based distributors and aggregators such as Gates/Arrow, Inacom, Ingram Micro, MicroAge and Tech Data Corporation, as well as regional distributors and franchisors.

                                   ANNEX IV

  The Company also competes with manufacturers that sell directly to computer resellers, sometimes at prices below those charged by the Company for similar products. The Company believes its broad product offering, product availability, prompt delivery and support services may offset a manufacturer's price advantage. In addition, many manufacturers concentrate their direct sales on large computer resellers because of the relatively high costs associated with dealing with small-volume computer reseller customers.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the computer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; and
(iii) virtually all sales in a given quarter result from orders booked in that quarter. Due to the factors noted above, as well as the dynamic qualities of the computer products distribution industry, the Company's revenues and earnings may be subject to material volatility, particularly on a quarterly basis.

  Additionally, in the U.S. and Canada, the Company's net sales in the fourth quarter have been historically higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business and holiday purchases. As a result of this pattern, the Company's working capital requirements in the fourth quarter have typically been greater than other quarters. Net sales in the Canadian operations are also historically strong in the first quarter of the fiscal year. This is primarily due to buying patterns of Canadian Government Agencies. See "Liquidity and Capital Resources."

EMPLOYEES

  As of December 31, 1996, the Company had approximately 2,000 employees. The Company believes it has good relations with its employees and currently has no collective bargaining agreements in place.

ENVIRONMENTAL COMPLIANCE

  The Company believes that it is in substantial compliance with all environmental laws applicable to it and its operations.

PROPERTIES

  At December 31, 1996, the Company maintained distribution centers in seven locations throughout the United States and in two locations in strategic areas of Canada. All of the Company's distribution centers are leased. Additionally the Company maintains United States administrative and sales offices in El Segundo, California; Marlborough, Massachusetts; and Cary, North Carolina; as well as Canadian administrative and sales offices in Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; and Halifax, Nova Scotia.

  The Company's headquarters are located in El Segundo, California, where the Company owns a 112,500 square-foot facility and leases another 50,700 square-foot facility. Merisel also maintains sales offices throughout the United States and Canada. In addition, the Company owns undeveloped land in Cary, North Carolina of which a substantial portion it intends to sell. The Company believes that its facilities provide sufficient space for its present needs, and that additional suitable space will be available on reasonable terms, if needed.

LEGAL PROCEEDINGS

  In June 1994, the Company and certain of its officers and/or directors were named in putative securities class actions filed in the United States District Court for the Central District of California, consolidated as In re Merisel, Inc. Securities Litigation. Plaintiffs, who are seeking damages in an unspecified amount, purport to

                                   ANNEX IV
represent a class of all persons who purchased Old Common Stock between November 8, 1993 and June 7, 1994 (the "Class Period"). The complaint, as amended and consolidated, alleges that the defendants inflated the market price of Old Common Stock with material misrepresentations and omissions during the Class Period. Plaintiffs contend that such alleged misrepresentations are actionable under Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. Following the granting of defendant's first motion to dismiss on December 5, 1994, plaintiffs filed a second consolidated and amended complaint December 22, 1994. On April 3, 1995, Federal District Judge Real dismissed the complaint with prejudice. Plaintiffs filed a notice of appeal of the District Court's decision on April 26, 1995. The Ninth Circuit heard oral arguments on June 4, 1996. As of the date of this report there has been no decision from the Ninth Circuit.

  In January 1997, the Company received notice that Tech Pacific had brought a claim in the Supreme Court of New South Wales, Sydney Registry Commercial Division, against the Company; its subsidiary Merisel Asia, Inc. ("Merisel Asia"); Patrick T. Woods, former managing director of Merisel Australia, and Michael D. Pickett, former CEO and Chairman of Merisel, in a proceeding captioned Tech Pacific Holdings Limited, v. Merisel, Inc., et. al. In March 1996, Tech Pacific purchased Merisel Australia, Merisel's Australian subsidiary, for a purchase price of $9.9 million pursuant to the Share Purchase Agreement dated as of March 7, 1996 between Merisel Asia and Tech Pacific. The claim asserts various breaches of representations and warranties as well as misleading and deceptive conduct under relevant provisions of Australian law with respect to the financial position of Merisel Australia. The plaintiffs seek to recover specified damages exceeding $8 million as well as unspecified damages plus interest and costs and expenses associated with the claim. The Company intends to defend itself vigorously against this claim; however, the Company is unable at this preliminary point in the proceedings to reasonably estimate the probable loss, if any, that would be incurred.

  Both the securities class action claims and the Tech Pacific claims are included in Class 5, general unsecured claims, in the Prepackaged Plan, and would be left unimpaired if the Plan were confirmed. Thus, the filing of the Prepackaged Restructuring would have no effect on the claims, if either is ultimately determined to be a liability of the Company.

  The Company is involved in certain other legal proceedings arising in the ordinary course of business, none of which is expected to have a material impact on the financial condition or business of Merisel.

  The filing of the Prepackaged Plan could have an adverse impact on certain aspects of the business of the Company as described above. See "RISK FACTORS."

                                   ANNEX IV

                        TENDERING AND VOTING PROCEDURES

THE RESTRUCTURING

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company is offering in the Exchange Offer to issue to each Noteholder 192.5 shares (adjusted to reflect the one-for-five reverse stock split described herein) of New Common Stock, for each $1,000 principal amount of 12.5% Notes (together with all accrued and unpaid interest) which is validly tendered and not withdrawn (as described below) prior to the Expiration Date. Nominees or other record holders of 12.5% Notes that hold for more than one beneficial owner will be entitled to make elections that reflect the elections of each of the beneficial holders for whom they exchange 12.5% Notes. The Company is also soliciting from the holders of 12.5% Notes acceptances of the Prepackaged Plan, under which the 12.5% Notes would be exchanged for the same consideration offered in the Exchange Offer. Instructions for voting on the Prepackaged Plan are contained in the Disclosure Statement and in the instructions attached to the Ballots and Master Ballots. See "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

  This Prospectus and the Letter of Transmittal are first being mailed to registered Noteholders on or about August 1, 1997.

GENERAL

  As of March 31, 1997, there were outstanding $125 million aggregate principal amount of 12.5% Notes (plus accrued but unpaid interest thereon of approximately $3.9 million).

  For purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange, and to have exchanged, validly tendered 12.5% Notes in the Exchange Offer when, as and if the Company has given oral or written notice thereof to the Depositary. The Depositary will act as agent for the tendering Noteholders for the purposes of receiving New Common Stock from the Company and transmitting such New Common Stock to tendering Noteholders.

  The New Common Stock will be delivered in exchange for 12.5% Notes accepted in the Exchange Offer promptly after acceptance on the Expiration Date or, in the event of confirmation of the Prepackaged Plan, promptly after the Effective Date as described in the Prepackaged Plan. The Company's obligation to accept 12.5% Notes for exchange in the Exchange Offer is subject to the satisfaction of the conditions set forth below under "Conditions." The Company reserves the right, in its sole discretion, to waive any or all of the conditions to the Exchange Offer or amend the terms of the Exchange Offer but does not currently intend to waive any condition or amend any of the terms of the Exchange Offer. The Exchange Offer is subject to extension of the time period during which it is open. See "Expiration Date; Extensions; Amendments" below.

  New Common Stock will be rounded up or down to the nearest whole number in the Prepackaged Restructuring, but not in the Exchange Restructuring. In lieu of issuing any fractional shares of New Common Stock in the Exchange Restructuring, fractional interests in New Common Stock will be aggregated and sold by the Company, with the proceeds to be distributed to the holders in proportion to the amount of fractional shares of New Common Stock such holders would otherwise be entitled to receive.

  Noteholders who receive New Common Stock pursuant to the Exchange Restructuring will not be required to pay brokerage commissions or fees to the Company or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the receipt of New Common Stock pursuant to the Exchange Restructuring. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Restructuring.

INTEREST ON 12.5% NOTES

  Exchange Offer consideration will be paid in respect of each $1,000 principal amount of 12.5% Notes, together with all accrued and unpaid interest, tendered and accepted for exchange. By tendering 12.5% Notes, a Noteholder waives all rights to receive any payments with respect to accrued but unpaid interest on such 12.5%

                                   ANNEX IV

Notes other than the New Common Stock to be issued pursuant to the Exchange Offer. The Company has paid interest on the 12.5% Notes through December 31, 1996. Assuming the Exchange Restructuring is consummated on July 31, 1997, additional interest will have accrued in the amount of $72.92 per $1,000 principal amount of 12.5% Notes.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  With respect to the Exchange Offer and the solicitation of acceptance of the Prepackaged Plan, the term "Expiration Date" shall mean 5:00 p.m., New York City time, on August 29, 1997, unless the Company, in its sole discretion, extends the Exchange Offer or solicitation period, in which case the term "Expiration Date" for such Exchange Offer or solicitation period shall mean the last time and date to which the Exchange Offer or solicitation period is extended.

  The Company expressly reserves the right, at any time or from time to time, to extend the period during which the Exchange Offer is open. In order to extend the Expiration Date, the Company will notify the Depositary of any extension by oral or written notice and will make a public announcement thereof, the announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period or on a daily basis.

  The Company also expressly reserves the right to (a) delay accepting any 12.5% Notes, to extend the Exchange Offer and the solicitation period for acceptances of the Prepackaged Plan or to terminate the Exchange Offer and the solicitation period for acceptances of the Prepackaged Plan and not accept 12.5% Notes not previously accepted, if any of the conditions set forth herein under "Conditions" shall not have been satisfied or validly waived by the Company, by giving oral or written notice of such delay, extension or termination to the Depositary or (b) amend, at any time or from time to time, the terms of the Exchange Offer and the Prepackaged Plan in any respect. The Company also expressly reserves the right to terminate the Exchange Offer at any time as described herein under "Conditions." Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by public announcement thereof. If the terms of the Exchange Offer or the Prepackaged Plan are amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the affected Noteholders of such amendment and the Company will extend the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan for a period which the Company in its discretion deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Noteholders, if the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan would otherwise expire during such period. Any such extension shall, in the case of the Exchange Offer and, prior to the filing of the Prepackaged Plan, in the case of the Prepackaged Plan, be in compliance with any applicable rules and regulations of the Commission.

  Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Exchange Offer or the solicitation period for acceptances of the Prepackaged Plan, the Company shall have no obligation, unless otherwise required by law, to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

HOW TO TENDER IN THE EXCHANGE OFFER

  To tender 12.5% Notes pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent's Message (as defined herein) in the case of a book-entry transfer of 12.5% Notes, together with any signature guarantees and any other documents required by the Instructions to the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover page of this Prospectus prior to the Expiration Date and either (i) certificates representing

                                   ANNEX IV
such 12.5% Notes must be received by the Depositary at one of its addresses or
(ii) such 12.5% Notes must be transferred pursuant to the procedures for book-entry transfer set forth below and the book-entry transfer of such 12.5% Notes into the Depositary's account at a Book-Entry Transfer Facility must be confirmed, in each case, prior to the Expiration Date. LETTERS OF TRANSMITTAL AND ANY 12.5% NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER SHOULD BE SENT ONLY TO THE DEPOSITARY, NOT TO THE COMPANY, THE TRUSTEE, THE INFORMATION AGENT OR THE FINANCIAL ADVISOR.

  ONLY REGISTERED NOTEHOLDERS, OR PERSONS WHO HAVE OBTAINED A PROPERLY COMPLETED BOND POWER FROM THE REGISTERED NOTEHOLDERS THEREOF, MAY TENDER IN THE EXCHANGE OFFER. Any beneficial holder whose 12.5% Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender 12.5% Notes should contact such registered Noteholder and instruct such registered Noteholder to tender 12.5% Notes on his behalf. If such beneficial holder wishes to tender 12.5% Notes on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his 12.5% Notes, either make appropriate arrangements to register ownership of the 12.5% Notes in such beneficial holder's name or obtain a properly completed bond power from the Noteholder. The transfer of record ownership of 12.5% Notes may take considerable time and, depending on when such transfer is requested, may not be accomplished prior to the Expiration Date.

  The Depositary and The Depository Trust Company's ("DTC") have confirmed that the Exchange Offer is eligible to ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer 12.5% Notes to the Depositary in accordance with DTC's ATOP procedures for transfer. DTC will then send an Agent's Message to the Depositary.

  The term "Agent's Message" means a message transmitted by DTC, received by the Depositary and forming part of the confirmation of book-entry transfer, which states that DTC has received an express acknowledgment from the participant in DTC tendering 12.5% Notes which are the subject of such confirmation of book-entry transfer that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

TENDERS--ADDITIONAL INFORMATION

  The tender by a Noteholder pursuant to one of the procedures set forth herein will constitute an agreement between such Noteholder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  The method of delivery of 12.5% Notes, the Letter of Transmittal and all other required documents to be delivered to the Depositary, including delivery through a Book-Entry Transfer Facility and any acceptance or Agent's Message transmitted through ATOP, is at the election and risk of each Noteholder. Except as otherwise provided herein, such delivery will be deemed made only when actually received by the Depositary. If such delivery is by mail, registered mail, with return receipt requested, properly insured, is recommended, and sufficient time should be allowed to assure timely delivery. No documents should be sent to the Company, the financial advisor, the Information Agent, the Trustee or the transfer agent for the New Common Stock.

  The Depositary will establish accounts with respect to the 12.5% Notes within two business days after the date of this Prospectus at DTC and the Philadelphia Depository Trust Company ("Philadep," and together with DTC, collectively referred to as the "Book-Entry Transfer Facilities") for the purpose of the Exchange Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book entry delivery of the 12.5% Notes by causing DTC or Philadep to transfer such 12.5% Notes into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. Although delivery of 12.5% Notes may be effected through book entry transfer in the Depositary's account at DTC or Philadep, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an Agent's Message, must in any case, be transmitted to and received or confirmed

                                   ANNEX IV
by the Depositary at one of its addresses set forth on the back cover of this Prospectus prior to the Expiration Date. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Signatures on each Letter of Transmittal must be guaranteed by an Eligible Institution (as defined herein) unless the 12.5% Notes delivered pursuant thereto are delivered (a) by a Noteholder (or a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of 12.5% Notes) who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions" or (b) for the account of an Eligible Institution. An "Eligible Institution" means a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. If the 12.5% Notes are registered in the name of a person other than the signer of the Letter of Transmittal, then the signatures on the Letters of Transmittal accompanying the tendered 12.5% Notes must be guaranteed by an Eligible Institution as described above. See Instructions to the Letter of Transmittal.

  If the Letter of Transmittal with respect to any 12.5% Notes is signed by a person other than the Noteholder of any certificate(s) listed thereon, such certificate(s) must be endorsed or accompanied by appropriate bond powers signed exactly as the name or names of the Noteholder or Noteholders appear on the certificate(s) with the signature(s) on the 12.5% Notes or instruments of transfer guaranteed as provided herein. If the exchanging holder is not the registered holder of the 12.5% Notes, then the registered holder must also sign a valid proxy in favor of the exchanging holder. If the Letter of Transmittal, or any certificates, bond powers, stock powers or proxies are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

  Tenders of 12.5% Notes for exchange may be made only in principal amounts of $1,000 and integral multiples thereof.

  If a Noteholder desires to tender 12.5% Notes, but the certificates evidencing such 12.5% Notes have been mutilated, lost, stolen or destroyed, such Noteholder should contact The Bank of New York to receive information about the procedures for obtaining replacement certificates for 12.5% Notes at one of its addresses or telephone numbers set forth on the back cover of this Prospectus.

  Notwithstanding any other provision hereof, payment for 12.5% Notes tendered and accepted for exchange pursuant to the Exchange Offer will, in all cases, be made only after timely receipt by the Depositary of such 12.5% Notes (or confirmation of a book-entry transfer of such 12.5% Notes into the Depositary's account at a Book-Entry Transfer Facility as described above) and a Letter of Transmittal (or facsimile thereof) with respect to such 12.5% Notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, or an Agent's Message in the case of a book-entry transfer of the 12.5% Notes.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance, withdrawal and revocation of tendered 12.5% Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders and withdrawals of 12.5% Notes that are not in proper form or the acceptance of which would, in the opinion of the Company or counsel for the Company, be unlawful. The Company also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender as to particular 12.5% Notes, whether or not similar defects or irregularities are waived in the case of other 12.5% Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders and withdrawals of 12.5% Notes must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Trustee or any other person shall be under any duty to give notification of defects in such tenders, withdrawals, deliveries or revocations or shall incur

                                   ANNEX IV
any liability for failure to give such notification. Tenders and withdrawals of 12.5% Notes will not be deemed to have been made until such irregularities have been cured or waived. Any 12.5% Notes received by the Depositary that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Noteholders unless otherwise provided in the Letter of Transmittal as soon as practicable following the Expiration Date.

  THERE IS NO PROCEDURE FOR TENDERING BY GUARANTEED DELIVERY. TENDERS BY GUARANTEED DELIVERY WILL NOT BE ACCEPTED.

WITHDRAWAL OF TENDERS AND REVOCATION OF VOTES

  Tenders of 12.5% Notes may be withdrawn, subject to the procedures described herein, at any time before they are accepted for exchange by the Company. The Company shall be deemed to have accepted for exchange, and to have exchanged, validly tendered 12.5% Notes in the Exchange Offer when, as and if the Company has given oral or written notice thereof to the Depositary.

  Any Noteholder who has tendered 12.5% Notes, or who succeeds to the record ownership of 12.5% Notes in respect of which such tenders have previously been given, may withdraw such 12.5% Notes by delivery of a written notice of withdrawal or revocation. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal or revocation of a tender must (a) be timely received by the Depositary at one of its addresses specified on the back cover of this Prospectus, before such 12.5% Notes are accepted for exchange by the Company, (b) specify the name of the person who tendered the 12.5% Notes to be withdrawn, (c) contain the description of the 12.5% Notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such 12.5% Notes (unless the 12.5% Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such 12.5% Notes and (d) be signed by such Noteholder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees), or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such 12.5% Notes into the name of the person withdrawing 12.5% Notes. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such 12.5% Notes have been tendered (a) by a registered Noteholder who has not completed the boxes on the Letter of Transmittal entitled "Special Issuance Instructions" or "Special Delivery Instructions" or (b) for the account of an Eligible Institution. If the 12.5% Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a properly completed and signed notice of withdrawal shall be effective immediately upon receipt thereof even if physical release is not yet effected. A withdrawal of 12.5% Notes can only be accomplished in accordance with the foregoing procedures.

  Any 12.5% Notes which have been tendered for exchange but which are not exchanged will be returned to the Noteholder without cost to such Noteholder as soon as practicable following the Expiration Date. Properly withdrawn 12.5% Notes may be retendered at any time prior to the Expiration Date by following one of the procedures described under "How to Tender in the Exchange Offer."

  Votes on the Prepackaged Plan may be revoked, subject to the procedures described in the Disclosure Statement at any time prior to the earlier of (i) the Filing Date and (ii) the Expiration Date. If a bankruptcy case has been commenced, revocations of such votes thereafter may be effected only with the approval of the appropriate bankruptcy court. See "VOTING PROCEDURES AND REQUIREMENTS" in the Disclosure Statement.

CONDITIONS

  The obligation of the Company to accept for exchange any 12.5% Notes validly tendered pursuant to the Exchange Offer is subject to the satisfaction of the following conditions:

    (1) the Minimum Tender Condition (requiring 100 percent of the aggregate principal amount of the 12.5% Notes being validly tendered and not withdrawn prior to the Expiration Date); and

                                   ANNEX IV

    (2) the approval by the Company's stockholders of the Charter Amendment.

  In addition, notwithstanding any other provisions of the Exchange Offer and without prejudice to the Company's other rights under the Exchange Offer, the Company, in its sole discretion, may amend, extend or terminate the Exchange Offer, or may delay or refrain from accepting for exchange or exchanging any 12.5% Notes subject to the Exchange Offer, in each event subject to Rule 14e-1(c) under the Exchange Act, if, at any time prior to the Expiration Date, any of the following shall occur:

    (a) there shall be threatened, instituted, or pending any action, proceeding, application, claim or counterclaim before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, which in the sole judgment of the Company (i) challenges or makes or seeks to make illegal the acceptance for exchange, or exchange of, any of the 12.5% Notes pursuant to the Exchange Offer, (ii) could result in a delay in the ability of the Company to accept for exchange or exchange some or all of the 12.5% Notes, (iii) imposes or seeks to impose limitations on the ability of the Company to acquire, hold or exercise full rights of ownership of the 12.5% Notes or (iv) may prohibit, restrict or delay consummation of, or otherwise have a material adverse effect on the contemplated benefits to the Company of, the Exchange Offer or the Exchange Restructuring;

    (b) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that, in the sole judgment of the Company, has or may have a material adverse effect upon (i) the market prices of the 12.5% Notes,
  (ii) the trading in the 12.5% Notes or (iii) the value of the 12.5% Notes to the Company;

    (c) a general deterioration in the prices of equity or debt (including high-yield debt) securities in the United States from levels prevailing at the date hereof shall have occurred which, in the sole judgment of the Company, may have a material adverse effect on the contemplated benefits of, or otherwise may make it inadvisable for the Company to proceed with, the Exchange Offer;

    (d) (i) any general suspension of or limitation on times for trading in, or limitation on prices for, securities on the New York Stock Exchange, the Nasdaq Stock Market, the American Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any federal, state or foreign governmental authority on, or any other event which might affect, the extension of credit by banks or other financial institutions, (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) a material adverse change (or development or threatened development including a prospective material adverse change) in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor or (v) in the case of any of the foregoing existing at the date hereof, a material acceleration or worsening thereof;

    (e) any statute, order, rule or regulation shall have been proposed or enacted or deemed applicable, or any action shall have been taken by any governmental authority, that would or might prohibit, restrict or delay consummation of the Exchange Restructuring or, in the sole judgment of the Company, materially affect the contemplated benefits to the Company of the Exchange Restructuring;

    (f) there exists, in the sole judgment of the Company, any other actual or threatened legal impediment (including a default under an agreement, indenture (including the 12.5% Note Indenture) or other instrument or obligation to which the Company is a party, or by which it is bound) to the acceptance for exchange, or exchange of, any of the 12.5% Notes pursuant to the Exchange Offer;

    (g) a preliminary or permanent injunction or other order by any court or governmental agency shall have been issued and remain in effect which restrains or prohibits the consummation of any component of the Exchange Restructuring; or

    (h) any change shall occur or be threatened in the business, assets, properties, liabilities, condition (financial or other), income, results of operations or prospects of the Company or any of its Subsidiaries, which, in the sole judgment of the Company, is or may be material to the Company.

                                   ANNEX IV

  The conditions (a) through (h) set forth above are for the sole benefit of the Company. Each such condition may be asserted by the Company regardless of the circumstances, including any action or inaction by the Company giving rise thereto, and each may be waived by the Company with respect to the 12.5% Notes subject to the Exchange Offer in whole or in part at any time, and from time to time, in its sole discretion.

  If any of the conditions set forth herein is not satisfied, the Company may
(a) refuse to accept any 12.5% Notes and return all tendered 12.5% Notes to tendering Noteholders, (b) extend the Exchange Offer and retain all 12.5% Notes previously tendered or (c) waive or modify any of such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered 12.5% Notes. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver in a manner reasonably calculated to inform Noteholders of such waiver, and the Company will extend the Exchange Offer for a period which the Company in its discretion deems appropriate, subject to any applicable laws, depending on the significance of the waiver or amendment and the manner of disclosure to Noteholders. In the event the Company waives or modifies any of such conditions, the Company and/or Noteholders may be exposed to additional risks which cannot currently be predicted or evaluated. See "Expiration Date; Extensions; Amendments."

  In addition, the Company may, in its sole discretion, (a) terminate the Exchange Offer at any time prior to the Expiration Date for any reason (whether or not the Registration Statement of which this Prospectus is a part has become effective under the Securities Act) or (b) amend, at any time or from time to time, the terms of the Exchange Offer. The Company has no present intention of terminating or amending the terms of the Exchange Offer, except that the Company may seek a waiver from the Ad Hoc Noteholder Committee of the Minimum Tender Condition in the event that it receives tenders of approximately 95% or more, but less than 100%, of the 12.5% Notes. No decision has been made to seek a waiver, and there can be no assurance that such waiver, if sought, would be obtained.

VOTING ON THE PREPACKAGED PLAN

  Instructions for voting on the Prepackaged Plan are contained in the Disclosure Statement and in the instructions attached to the Ballots and Master Ballots. See "VOTING PROCEDURES" in the Disclosure Statement.

  Under the Bankruptcy Code, for purposes of determining whether the requisite acceptances of the classes of Claims and Interests have been received, only Holders who vote will be counted. Failure of a Holder to send duly completed and signed Ballots or Master Ballots will be deemed to constitute an abstention by such Holder with respect to a vote regarding the Prepackaged Plan. Abstentions as a result of not submitting duly signed Ballots or Master Ballots will not be counted as votes for or against the Prepackaged Plan. Any Ballot or Master Ballot which is validly executed by a Holder but does not indicate an acceptance or rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan. Any Ballot or Master Ballot which is validly executed by a Holder and which indicates both acceptance and rejection of the Prepackaged Plan will not be counted as a vote for or against the Prepackaged Plan.

                                   ANNEX IV

                          DESCRIPTION OF 12.5% NOTES

  The 12.5% Notes were issued under an indenture dated as of October 15, 1994 (the "Indenture") between the Company, as issuer, and The Bank of New York (as successor to NationsBank of Texas, N.A.), as trustee (the "Trustee"). A summary of the terms of the 12.5% Notes is incorporated herein by reference to the Registration Statement on Form S-3, as amended, filed on August 24, 1994 and declared effective October 17, 1994.

                        DESCRIPTION OF NEW COMMON STOCK

  The following summary description of the New Common Stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. The New Common Stock is identical in all material respects to the Old Common Stock except for the effects of the Reverse Split and change in par value described herein.

  Immediately after the Restructuring, the Company will have 50,000,000 authorized shares of New Common Stock, and 1,000,000 authorized shares of preferred stock, par value $.01 per share. As of such time, 30,078,495 shares of New Common Stock will be issued and outstanding to approximately 1,255 holders of record, and no shares of preferred stock will be issued and outstanding. 24,062,796 shares of New Common Stock will be issued to Noteholders as of immediately prior to the Restructuring and 6,015,699 shares of New Common Stock will be issued to Stockholders as of immediately prior to the Restructuring in connection with the Restructuring (not including Warrant Shares and shares issuable upon the exercise of stock options granted to the Company's employees and directors under the Stock Award and Incentive Plan). All of the New Common Stock issued and outstanding as of the Effective Date will be fully paid and nonassessable.

 Distributions

  Subject to such preferential rights as may be granted by the Board of Directors in connection with future issuances of preferred stock, holders of shares of New Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. The Operating Companies' Loan Agreements contain negative covenants that restrict, among other things, the ability of the Company to pay dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of New Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference owed to holders of any preferred stock. Holders of New Common Stock will have no preemptive rights and have no rights to convert their New Common Stock into any other securities.

 Voting

  Subject to any preferential rights of holders of preferred stock, stockholders are entitled to one vote per share on all matters to be voted on by stockholders. Matters submitted for stockholder approval require a majority vote of the shares represented and entitled to vote, except, as described below, with respect to the election of directors and the inability of stockholders to take action by written consent, or where the vote of a greater number is required by the DGCL. Article IX of the Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the Stockholders.
Article IX may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock.

 Election of Directors

  Article VIII of the Certificate of Incorporation divides the Board of Directors into three classes, with each class serving a three year term. Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors. Article VIII may not be repealed or amended in any respect except with the approval of 67% of the outstanding shares of New Common Stock and subject to the provisions of any preferred stock outstanding.

                                   ANNEX IV

                  DESCRIPTION OF INDEBTEDNESS OF THE COMPANY

  The following summary of the principal terms of the indebtedness of the Company does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness, including the definitions of certain terms therein, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Whenever particular provisions of such documents are referred to herein, such provisions are incorporated by reference, and the statements are qualified in their entirety by such reference.

GENERAL

  The following is a summary of certain indebtedness and other financing arrangements of the Company or its subsidiaries. The descriptions of the loans outstanding under the Revolving Credit Agreement, the 11.5% Notes, the Subordinated Notes, the U.S. Receivables Facility, the Canada Receivables Facility and the Mortgage Notes (each as defined below) are qualified in their entirety by reference to the agreements and instruments governing such financing arrangements. Noteholders are referred to the Revolving Credit Agreement, the Senior Note Purchase Agreement, the Subordinated Note Purchase Agreement, the U.S. Receivables Facilities Agreements, the Canada Receivables Facility Agreement and the Mortgage Documents (each as defined below) for a statement of their terms.

  The holders of the obligations outstanding under the Revolving Credit Agreement, Senior Note Purchase Agreement and Subordinated Note Purchase Agreement have agreed to permit certain amendments to those agreements. Those amendments, which are summarized below, will become effective upon consummation of the Restructuring. Such holders have also agreed to grant waivers of certain events of default arising out of the Restructuring or in respect of the covenants that such holders have agreed to amend. In partial consideration of such waivers and amendments, the Company and Merisel Americas have paid the holders of the loans outstanding under the Revolving Credit Agreement and holders of 11.5% Notes a fee equal to 1 1/2% of the principal amount of such obligations at signing, and they have agreed to pay additional fees equal to 2% of the principal amount outstanding upon the consummation of the Restructuring, 1/4% on January 31, 1998, 1/2% on April 30, 1998 and 3/4% on July 31, 1998.

  The statements under this caption are summaries and do not purport to be complete. Such summaries make use of certain terms defined in those agreements and instruments, and are qualified in their entirety by express reference thereto. Copies of the above agreements and instruments have been filed or incorporated as exhibits to the Registration Statement of which this Prospectus is a part.

REVOLVING CREDIT AGREEMENT

  Merisel Americas and Merisel Europe (collectively, the "Borrowers") are co-obligors on loans outstanding under the Revolving Credit Agreement, dated June 30, 1992. As of March 31, 1997, loans having an aggregate principal amount of $84,297,000 were outstanding. Such loans currently bear interest at either (i) Citibank's base rate plus 3.35% or (ii) the London Interbank Offered Rate plus 5.35%. The weighted average interest rate borne by loans outstanding under the Revolving Credit Agreement as of March 31, 1997 was approximately 10.8%.

  The Revolving Credit Agreement requires that $900,000 of principal be repaid on each of May 31, 1997 and June 30, 1997 and that $4,500,000 be repaid on January 2, 1998. The Revolving Credit Agreement requires the Borrowers to use a portion of the proceeds from certain asset sales and from certain tax refunds to pay amounts outstanding under the Revolving Credit Agreement. The current final stated maturity of loans outstanding under the Revolving Credit Agreement is January 31, 1998. Loans under the Revolving Credit Agreement are guaranteed by the Company and Merisel Canada, Inc., which is a subsidiary of Merisel Americas. The guaranty by the Company is pari passu with its guaranty of the 11.5% Notes.

  The Revolving Credit Agreement imposes a number of restrictive covenants that affect the Borrowers and their subsidiaries, and, in many instances, the Company with respect to, among other things, (i) creating liens,

                                   ANNEX IV

(ii) incurring indebtedness and contingent obligations, (iii) paying dividends and redeeming capital stock, (iv) merging and selling assets, (v) engaging in sale and leaseback transactions, (vi) engaging in certain intercompany transactions, (vii) making investments in other persons, (viii) making capital expenditures, (ix) entering into operating leases, (x) selling accounts receivable, (xi) making payment on the Subordinated Notes, (xii) amending certain of its debt instruments and making payment in respect of the obligations represented thereby and (xiii) engaging in transactions with stockholders and affiliates. In addition, the Borrowers are required to meet a number of financial ratios.

  The Revolving Credit Agreement contains a number of events of default, including the following: (i) failure to make payments of interest and principal when due, (ii) a material error in any representation, warranty or certificate made under the Revolving Credit Agreement, (iii) failure of a Borrower, the Company or Merisel Canada to perform any of their respective agreement under the Revolving Credit Agreement, (iv) default in the payment of any obligation of a Borrower, the Company or any of their subsidiaries on indebtedness in excess of $5,000,000 and any other default in respect of indebtedness if the maturity thereof can be accelerated, (v) entry of judgment in excess of $5,000,000, (vi) certain events of insolvency and bankruptcy of a Borrower, the Company or any of their subsidiaries, (vii) certain events in respect of pension plans, (viii) the incurrence of environmental liability,
(ix) certain change of control events and (x) a material adverse change in the condition (financial or otherwise) or operations of the Borrower, the Company or Merisel Canada.

  Effective April 14, 1997, the holders of loans outstanding under the Revolving Credit Agreement have entered into the Extension. See "BACKGROUND OF THE RESTRUCTURING--The Extension." Pending the effectiveness of such amendments, such holders have granted waivers of certain defaults arising as a result of the Restructuring and in respect of the covenants that they have agreed to amend. As a part of such amendment, the final stated maturity of the loans outstanding under the Revolving Credit Agreement will be extended to January 31, 1999. The Company agreed to apply a portion of tax refunds received in respect of tax loss carrybacks to repay principal outstanding under the Revolving Credit Agreement. In addition, the rate of interest borne by the loans will increase by .5% on January 31, 1998 and by an additional .5% on each of April 30, 1998, July 31, 1998 and October 31, 1998. The holders agreed to release Merisel Europe as a Borrower under the Revolving Credit Agreement.

11.5% NOTES

  Merisel Americas is the obligor on the 11.5% Notes outstanding pursuant to a Senior Note Purchase Agreement dated as of June 30, 1992 (as subsequently amended, the "Senior Note Purchase Agreement"). The 11.5% Notes currently bear interest at 11.5%. As of March 31, 1997, the aggregate principal amount of 11.5% Notes outstanding was $56,198,000.

  The Senior Note Purchase Agreement requires that $600,000 of principal be repaid on each of May 31, 1997 and June 30, 1997 and that $3,000,000 be repaid on January 2, 1998. The Senior Note Purchase Agreement requires Merisel Americas to use a portion of the proceeds from certain asset sales and from certain tax refunds to pay amounts outstanding under the 11.5% Notes. The current final stated maturity of loans outstanding under the 11.5% Notes is January 31, 1998. Currently, voluntary prepayments of the 11.5% Notes must be accompanied by a voluntary Make-Whole Premium. The 11.5% Notes are guaranteed by the Company, Merisel Canada and Merisel Europe. The guaranty by the Company is pari passu with its guaranty of the loans outstanding under the Revolving Credit Agreement.

  The Senior Note Purchase Agreement imposes a number of restrictive covenants that affect Merisel Americas and its subsidiaries, and, in many instances, the Company and its subsidiaries with respect to, among other things, (i) incurring indebtedness, (ii) creating liens, (iii) merging and selling assets,
(iv) engaging in sale and leaseback transactions, (v) entering into operating leases, (vi) selling accounts receivable, (vii) amending certain of its debt instruments, (viii) incurring contingent obligations, (ix) paying dividends and redeeming

                                   ANNEX IV
capital stock, (x) engaging in certain intercompany transactions, (xi) making investments in other persons, (xii) making payments on the Subordinated Notes and (xiii) engaging in transactions with stockholders and affiliates. In addition, the Borrowers are required to meet a number of financial ratios.

  The Senior Note Purchase Agreement contains a number of events of default, including the following: (i) failure to make payments of interest, Make-Whole Premium and principal when due, (ii) default in the payment of any obligation of the Borrower, the Company or any of their subsidiaries on indebtedness in excess of $5,000,000 and any other default in respect of indebtedness if the maturity thereof can be accelerated, (iii) failure of the Borrower or the Company to perform any of its respective agreements under the Senior Note Purchase Agreement, (iv) a material error in any representation, warranty or certificate made under the Senior Note Purchase Agreement, (v) entry of judgment in excess of $1,000,000, (vi) certain events in respect of pension plans, (vii) failure by the Company, Merisel Canada or Merisel Europe to perform in respect of their respective guaranties and (viii) certain events of insolvency and bankruptcy of Merisel Americas, the Company or any of their subsidiaries.

  Effective April 14, 1997, the holders of the 11.5% Notes have entered into the Extension. See "BACKGROUND OF THE RESTRUCTURING--The Extension." Pending the effectiveness of such amendments, such holders have granted waivers of certain defaults arising as a result of the Restructuring and in respect of the covenants that they have agreed to amend. As a part of such amendment, the final stated maturity of the 11.5% Notes will be extended to January 31, 1999. The Company agreed to apply a portion of tax refunds received in respect of tax loss carrybacks to repay principal of the 11.5% Notes. In addition, the rate of interest borne by the 11.5% Notes will increase by .5% on January 31, 1998 and by an additional .5% on each of April 30, 1998, July 31, 1998 and October 31, 1998. As amended, the 11.5% Notes may be prepaid at any time without the payment of the Make-Whole Premium.

SUBORDINATED NOTES

  Merisel Americas is the obligor on the Subordinated Notes outstanding pursuant to the Note Purchase Agreement, dated as of March 30, 1990 (as subsequently amended, the "Subordinated Note Purchase Agreement"). The Subordinated Notes currently bear interest at 11.78%. As of March 31, 1997, the aggregate principal amount of Subordinated Notes outstanding was $13,200,000.

  Principal of the Subordinated Notes in the three equal installments of $4,400,000 will be payable in March of 1998, 1999 and 2000. They may be prepaid, subject to payment of a Make-Whole Amount (as defined therein). The Subordinated Notes are unsecured and rank subordinate to the loan outstanding under the Revolving Credit Agreement and to the 11.5% Notes and senior to the indebtedness of Merisel Americas to the Company.

  The Subordinated Notes contain or incorporate many of the covenants contained in the Senior Note Purchase Agreement.

  The Subordinated Note Purchase Agreement contains a number of events of default, including the following: (i) failure to make payments of interest and principal when due, (ii) a material error in any representation, warranty or certificate made under the Subordinated Note Purchase Agreement, (iii) failure of Merisel Americas to perform any of its agreements under the Subordinated Note Purchase Agreement, (iv) default in the payment of any obligation of the Borrower, the Company or any of their subsidiaries on indebtedness in excess of $5,000,000 and any other default in respect of indebtedness if the maturity thereof has been accelerated, (v) entry of judgment in excess of $5,000,000,
(vi) certain events of insolvency and bankruptcy of Merisel Americas and its significant subsidiaries and (vii) certain events in respect of pension plans.

  Effective April 14, 1997, the holders of the Subordinated Notes have agreed (as have the holders of Operating Companies' Senior Debt) to waive certain cross-defaults relating to the Indenture. See

                                   ANNEX IV

"BACKGROUND OF THE RESTRUCTURING--The Extension." Pending the effectiveness of such amendments, such holders have granted waivers of certain defaults arising as a result of the Restructuring and in respect of the covenants that they holders have agreed to amend. The rate of interest borne by the Subordinated Notes will increase by .5% on January 31, 1998 and by an additional .5% on each of April 30, 1998, July 31, 1998 and October 31, 1998. Merisel Americas has agreed that if the loan outstanding under the Revolving Credit Agreement and the 11.5% Notes are redeemed in whole, the Subordinated Notes will be redeemed within 90 days thereafter.

CANADA RECEIVABLES SECURITIZATION

  Effective December 15, 1995, Merisel Canada entered into a receivables purchase agreement (the "Canada Receivables Facility Agreement") with a securitization company to provide funding for Merisel Canada. In accordance with this agreement, Merisel Canada sells receivables to the securitization company, which yields Proceeds of up to $150,000,000 Canadian dollars. The facility expires December 12, 2000, but is extendable by notice from the securitization company, subject to the Company's approval.

U.S. RECEIVABLES SECURITIZATION

  Funds from operations are generated in part through the sale of receivables by Merisel Capital Funding, Inc., a wholly owned subsidiary of Merisel America. Merisel Capital Funding's sole business is the ongoing purchase of trade receivables form Merisel Americas. Merisel Capital Funding sells these receivables, in turn, under an agreement with a securitization company (the "Canada Receivables Facility Agreement"), whose purchases yield proceeds of up to $300,000,000 at any point in time. Merisel Capital Funding is a separate corporate entity with separate creditors who, upon its liquidation, are entitled to be satisfied out of Merisel Capital Funding's assets prior to any value in the subsidiary becoming available to the subsidiary's equity holder. As a result of losses the Company incurred in fiscal year 1996, Merisel Americas and Merisel Capital Funding obtained amendments and waivers with respect to certain covenants under this facility, which expires October 2000.

PROMISSORY NOTES

  Merisel Properties, Inc., a wholly-owned subsidiary of the Company, issued two promissory notes to the order of Heller Financial, Inc. on December 29, 1995 (collectively, the "Promissory Notes"). The first, in the principal amount of $6,500,000, bears interest at a rate of 7.71% per annum and is due in 2001. The second, in the principal amount of $5,000,000, bears interest at a fixed rate of 7.66% per annum and is due in 2000.

  The payment of the Promissory Notes is secured by a Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing, dated December 29, 1995 (collectively, with the Promissory Notes, the "Mortgage Documents"), by which Merisel Properties mortgaged the property it owns at 2101 East El Segundo Boulevard, El Segundo, Los Angeles County, California. The Promissory Notes are guaranteed by the Company.

                                   ANNEX IV

              MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY

  The following table sets forth the quarterly high and low sale prices for the Old Common Stock as reported by the Nasdaq National Market System.

                                                                  HIGH     LOW
                                                                 ------- -------
      FISCAL YEAR 1995
        First quarter...........................................   8 1/2   3 7/8
        Second quarter..........................................   7 3/4   4 1/2
        Third quarter...........................................   8 3/8   5 1/2
        Fourth quarter..........................................   6 5/8   4 1/8
      FISCAL YEAR 1996
        First quarter...........................................   5 7/8   2 1/4
        Second quarter..........................................  5 1/16   2 1/4
        Third quarter........................................... 3 13/16 1 13/16
        Fourth quarter..........................................  2 5/16   1 5/8
      FISCAL YEAR 1997
        First quarter...........................................   2 1/2  1 9/16
        Second quarter..........................................  2 7/16  1 1/32
        Third quarter (through July 22, 1997)...................  3 1/16   1 7/8

  On April 11, 1997, the day immediately prior to the date that the Company announced its intention to pursue the Restructuring, the closing sale price for the Old Common Stock was $1 15/16 per share. On July 24, 1997, the closing sale price for the Old Common Stock was $2 9/16 per share.

  The Old Common Stock is currently traded on the over-the-counter market and is quoted on the Nasdaq National Market System under the symbol "MSEL." As of the Record Date, 30,078,495 shares of Old Common Stock were outstanding, and there were approximately 1,255 record holders of Old Common Stock. Merisel has never declared or paid and does not expect to declare or pay dividends on the outstanding Old Common Stock. Restrictions contained in the instruments governing the outstanding indebtedness of Merisel restrict its ability to provide funds that might otherwise be used by Merisel for the payment of dividends on the Old Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" and "RISK FACTORS--Potential De-Listing of the Common Stock."

                         MARKET PRICES OF 12.5% NOTES

  The 12.5% Notes are traded in the over-the-counter market by certain dealers who from time to time are willing to make a market in such securities. Trading of the 12.5% Notes is, however, extremely limited. Prices and trading volume of the 12.5% Notes in the over-the-counter market are not reported and are difficult to monitor. To the extent that 12.5% Notes are traded, prices may fluctuate widely depending on, among other things, the trading volume and the balance between buy and sell orders.

                                   ANNEX IV

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain Federal income tax consequences of the Restructuring to the Noteholders and the Company and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Noteholders in light of their individual investment circumstances or to Noteholders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Noteholders hold their 12.5% Notes, and will hold their New Common Stock, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. Noteholders are urged to consult their tax advisors regarding the specific Federal, state, local and foreign income and other tax consequences of the Restructuring.

FEDERAL INCOME TAX CONSEQUENCES TO NOTEHOLDERS

  General. The Restructuring, if consummated as described herein, will constitute a tax-free recapitalization for purposes of the Code. Accordingly, for Federal income tax purposes:

    (i) no gain or loss will be recognized by a Noteholder upon the receipt of New Common Stock pursuant to the Restructuring, except that the Noteholder will (a) recognize gain or loss to the extent of any cash received in lieu of a fractional share and (b) recognize income to the extent of the value of the shares of New Common Stock received in the Restructuring which are allocable to any interest on the 12.5% Notes that accrued on or after the beginning of the Noteholder's holding period and which interest was not previously included in the Noteholder's taxable income (the "Accrued Interest");

    (ii) the aggregate tax basis of the New Common Stock received by a Noteholder in the Restructuring will be the same as the aggregate tax basis of the 12.5% Notes exchanged therefor (reduced by any basis apportionable to any fractional share settled in cash as described above), except that the basis of the shares of New Common Stock received which are treated as attributable to Accrued Interest will be equal to the fair market value of the shares on the Exchange Date; and

    (iii) the holding period of the shares of New Common Stock in the hands of the Noteholders will include the holding period of their 12.5% Notes exchanged therefor, except that the holding period of the shares of New Common Stock treated as attributable to Accrued Interest will begin the day after the Exchange Date .

  Market Discount. Noteholders who acquired their 12.5% Notes at a "market discount" subsequent to the initial offering of the 12.5% Notes may be required to carry over any accrued (but unrecognized) market discount to the New Common Stock received in the Restructuring, which discount will be recognized as ordinary income upon disposition of such New Common Stock.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

  Cancellation of Indebtedness Income. The Company will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the 12.5% Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Noteholders pursuant to the Restructuring. The Company anticipates that any COI income that is recognized will likely be offset by the Company's operating losses and net operating loss carryovers ("NOLs"). If COI income is realized in a case under the Bankruptcy Code (i.e., pursuant to the Prepackaged Restructuring), then such income would not be recognized under section 108 of the Code. In such event, the Company would be required, however, to reduce certain of its tax attributes, such as its NOLs, certain tax credits, and the basis of its assets, by the amount of the COI income that is not recognized.

                                   ANNEX IV

  Limitation on Net Operating Loss Carryovers. As a result of the receipt by Noteholders of New Common Stock in exchange for the 12.5% Notes pursuant to the Restructuring, the Company will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of section 382 of the Code and, accordingly, the Company will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of the Company's equity before the ownership change by the long-term tax-exempt rate (currently 5.64%). This is likely to limit significantly the Company's use of its NOLs in any one year. If an ownership change occurs in a case under the Bankruptcy Code, the value of a corporation's equity for purposes of determining the Section 382 Limitation would be adjusted to reflect any increase in such value arising from the cancellation of debt as a result of the ownership change. Because the Company anticipates that the value of its equity would be increased as a result of the cancellation of the 12.5% Notes, the Company's ability to use its NOLs would be less limited under the Prepackaged Restructuring than under the Exchange Restructuring.

                                  MANAGEMENT

  See "Directors and Executive Officers of Registrant" in Amendment No. 1 to the Annual Report of the Company on Form 10-K/A for the fiscal year ended December 31, 1996, incorporated herein by reference.

POST RESTRUCTURING BOARD CONFIGURATION

  Pursuant to the terms of the Limited Waiver Agreement, upon consummation of the Restructuring, the Board of Directors of the Company is intended to be reconstituted so as to be comprised of members acceptable to the Company and the Ad Hoc Noteholders Committee. The Company and the Ad Hoc Noteholders Committee have agreed that the post-restructuring Board will be composed of four nominees of the Ad Hoc Noteholders Committee (one of whom may be a Noteholder and three of whom shall be unaffiliated with any Noteholder) and three other members from the current Board of Directors or their designees. Nominees of the Ad Hoc Noteholders Committee will be reasonably acceptable to the three members designated by the current Board of Directors and will not be legal or financial advisors of either the Company or the Noteholders. As soon as practicable after the consummation of the Restructuring, three members of the current Board of Directors will resign, one new board member will be appointed, and the remainder of the Board of Directors will appoint the four Ad Hoc Noteholders Committee nominees to the Board of Directors. The Company is currently in discussions with the Ad Hoc Noteholders Committee regarding the identity and composition of the post-Restructuring Board. At this time, no agreement regarding the identities of the Ad Hoc Noteholders Committee nominees has been reached, however, the parties have agreed that Mr. Steffensen and Dr. Miller will continue to serve as directors and Mr. Illson will be appointed to serve as a director following the consummation of the Restructuring.

POST RESTRUCTURING STOCK OPTION GRANTS

  No awards have been made under the Stock Award and Incentive Plan. However, if the Restructuring is consummated the Company intends, subject to the approval of the post-restructuring Board of Directors, to issue options (the "New Options") to purchase between 2,200,000 and 2,406,280 shares of New Common Stock in exchange for employee stock options and stock appreciation rights that are currently outstanding, which would then be cancelled. If the Restructuring is consummated, the New Options issued immediately after the Effective Date would have an exercise price equal to the average closing price of the New Common Stock on Nasdaq (or such other exchange or over the counter market on which the New Common Stock is trading) over the 30 trading days immediately following the Effective Date provided that the exercise price may not vary more than 10% from the average closing price for the five trading days immediately following the Effective Date. Each issuance of New Options would be exercisable for seven years and would vest 20% on the date such options are granted and 20%, 20% and 40% on the first, second and third anniversary of such date, respectively (with the exception

                                   ANNEX IV
of New Options to purchase approximately 500,000 shares of New Common Stock which would be granted in exchange for options granted generally to all employees except the Chief Executive Officer in January 1997 and which would vest 20% on the date such options are granted and 30% and 50% on the six-month and 12-month anniversary of such date, respectively). The New Options issued immediately after the Effective Date of the Restructuring would include a provision providing for automatic acceleration of vesting in the event of a Change in Control (as defined in the Stock Award and Incentive Plan).

  The options issued to the Company's executive officers and executive officers as a group in exchange for options and stock appreciation rights currently held are set forth in the table below. The New Options issued immediately after the Effective Date of the Restructuring would include a provision providing for automatic acceleration of vesting in the event of a Change in Control (as defined in the Stock Award and Incentive Plan).

                                                          AVERAGE
                                             CURRENT   EXERCISE PRICE OPTIONS TO
                                            NUMBER OF    OF CURRENT   BE GRANTED
                                           OPTIONS AND  OPTIONS AND   UNDER THE
                    NAME                      SARS          SARS       NEW PLAN
                    ----                   ----------- -------------- ----------
   Dwight A. Steffensen...................    500,000      $2.81        500,000
   James E. Illson........................     85,000       2.59        250,000
   Timothy N. Jenson......................     44,500       6.48         75,000
   Robert J. McInerney....................    200,000       2.00        250,000
   Thomas P. Reeves.......................    205,571       6.29        205,571
   Karen A. Tallman.......................     75,000       1.63         75,000
   James D. Wittry........................     85,000       2.48         85,000
   Executive officers as a group..........  1,195,071       3.30      1,440,571

                            MANAGEMENT COMPENSATION

EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  In October 1995, the Company entered into a retention agreement with Mr. Reeves. The retention agreement provides that if, within one year after a Change of Control of the Company (as defined in the agreement) and prior to August 15, 1998, Mr. Reeves' employment is terminated other than as a result of (i) a "Termination for Cause" (as defined in the agreement), (ii) his death or permanent disability or (iii) his resignation without "Good Reason" (as defined in the agreement), the Company will continue to pay Mr. Reeves' Base Salary for the 180 day-period following such termination and will make a lump-sum payment to Mr. Reeves equal to one-half of the average annual performance bonus received by Mr. Reeves over the three years preceding his termination date.

  The Company intends to enter into an amendment to its retention agreement with Mr. Reeves that will (1) extend its expiration date to July 31, 1999, (2) provide that in the event of a Covered Termination (as defined in the agreement) within one year following a Change of Control he is entitled to a lump sum payment equal to one year's salary plus an amount equal to the average annual performance bonus paid to him over the previous three years and
(3) amend the definition of "Change of Control" to provide that, in addition to the other events that are deemed to constitute a "Change of Control", a "Change of Control" shall be deemed to have occurred if within one year following consummation of the Restructuring either (i) Mr. Steffensen is terminated as Chief Executive Officer by the Company's Board of Directors or
(ii) the Company breaches its employment agreement with Mr. Steffensen in any material respect.

  The Company intends to enter into a Retention Agreement with Mr. Jenson which provides that if, within one year of a Change of Control of the Company (as defined in the agreement), Mr. Jenson's employment is terminated other than as a result of (i) a "Termination for Cause" (as defined in the agreement), (ii) his death or permanent disability or (iii) his resignation without "Good Reason" (as defined in the agreement), the Company

                                   ANNEX IV
will make a lump-sum payment to Mr. Jenson equal to one year's salary plus an amount equal to his annual performance bonus for the prior year less any amounts payable to Mr. Jenson pursuant to his employment agreement with the Company.

  In addition, the Company intends to amend the change of control provisions in its existing employment and retention agreements to conform to the amended definition in Mr. Reeves's retention agreement as described above.

  Additional information relating to compensation of current officers and directors of the Company is incorporated herein by reference to "EXECUTIVE COMPENSATION" in Amendment No. 1 to the Annual Report of the Company on Form 10-K/A for the year ended December 31, 1996.

                           OWNERSHIP OF COMMON STOCK

  See Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, incorporated herein by reference.

                        CERTAIN AFFILIATE TRANSACTIONS

  The Company has entered into Indemnity Agreements with each of its directors and certain of its officers, which agreements require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of the Company (other than liabilities arising from conduct in bad faith or which is knowingly fraudulent or deliberately dishonest), and, under certain circumstances, to advance their expenses incurred as a result of proceedings brought against them.

                         ADVISORS AND REPRESENTATIVES

FINANCIAL ADVISOR

  Pursuant to an agreement effective as of January 16, 1997, as amended on March 20, 1997 between DLJ and the Company (the "DLJ Agreement"), the Company has engaged DLJ to act as its exclusive financial advisor in connection with the Restructuring.

  Pursuant to the DLJ Agreement, the Company has agreed to pay DLJ a restructuring fee in the amount of $1.25 million, half of which is payable upon receipt of a sufficient number of Ballots from creditors to consummate the Restructuring and the other half of which is payable upon consummation of the Restructuring. The Company also has agreed to pay DLJ a modification fee of $750,000, payable upon the modification of the indebtedness of Merisel Americas if such indebtedness is to mature during or after 1999, or $375,000 if such indebtedness is modified to mature before 1999. The Company paid a fee of $100,000 upon execution of the DLJ Agreement, such amount to be credited against the restructuring and modification fees. In addition, the Company has agreed to pay a monthly fee of $75,000 (which commenced February 15, 1997), such fee to be credited against accruals of the restructuring and modification fees. The Company has also agreed to pay DLJ reasonable out-of-pocket costs.

  The Company has agreed to indemnify DLJ and its affiliates from and against all claims, liabilities, losses, damages, and expenses relating to the Restructuring, except for any claims, liabilities, losses, damages or expenses that result from the willful misconduct or gross negligence of DLJ or materially untrue statement or omission with respect to information provided by DLJ expressly for use in offering documents. The Company has also agreed to make payments in respect of contributions to DLJ or its affiliates where indemnification is unavailable.


                                   ANNEX IV

FINANCIAL ADVISOR TO NOTEHOLDERS

  Pursuant to an agreement (the "Chanin Agreement") effective as of March 1, 1997, between the Company and Chanin and Company LLC, the financial advisor to the Noteholders, ("Chanin"), the Company has agreed to provide certain compensation and indemnification to Chanin in connection with its services to the Noteholders. Such services include the analysis, consideration and formulation of a potential recapitalization of the Company, such as the proposed Restructuring. As consideration for Chanin's performing such services, the Company agreed to pay Chanin financial advisory fees of $100,000 payable each month until the consummation of a recapitalization of the Company that is approved by its Board of Directors, and an additional $12,500 per month to accrue and be payable upon such consummation.

  The Company has also agreed to pay Chanin's reasonable out-of-pocket expenses. The Company has agreed to indemnify Chanin and its affiliates from and against all claims, liabilities, losses damages, and expenses relating to its services to the Noteholders as set forth in the Chanin Agreement, except, among other things, for any claims, liabilities, losses, damages or expenses that result from the willful misconduct or gross negligence or materially untrue statement or omission.

INFORMATION AGENT

  MacKenzie Partners, Inc. has been appointed as Information Agent in connection with the Exchange Offer and the solicitation of acceptances of the Prepackaged Plan. Any questions regarding how to tender in the Exchange Offer or how to vote on the Prepackaged Plan and any requests for additional copies of this Prospectus, Letters of Transmittal, Ballots or Master Ballots should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Prospectus.

DEPOSITARY

  The Bank of New York has been appointed as Depositary for the Exchange Offer and as voting agent in connection with the solicitation of acceptances of the Prepackaged Plan. Questions and requests for assistance may be directed to the Depositary at one of its addresses and telephone numbers set forth on the back cover of this Prospectus.

ESTIMATED FEES AND EXPENSES

  The Company estimates that fees and expenses incurred in connection with the Restructuring will be approximately $10.8 million, including financial advisory fees, commitment fees, legal fees, printing fees, accounting fees, Depositary fees, Information Agent fees, out-of-pocket expenses, retention payments and other fees and expenses. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the 12.5% Notes and Old Common Stock and in handling or forwarding tenders of their customers.

  Below is a breakdown of the estimated fees and expenses related to the Restructuring (in thousands):

      Bank Fees and Expenses........................................... $ 4,775
      Investment Banking Services......................................   3,000
      Legal Services...................................................   1,600
      Accounting Services..............................................     800
      Other Fees and Expenses..........................................     600
                                                                        -------
        Total.......................................................... $10,775
                                                                        =======

--------
  As of April 30, 1997, approximately $2,943,000 million of such fees and expenses had been accrued by the Company. The Company intends to pay the fees and expenses with cash from operations, cash on hand and additional borrowings as necessary.

                                   ANNEX IV

                                 LEGAL MATTERS

  Certain legal matters in connection with the New Common Stock and the Warrants offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company.

                                    EXPERTS

  The Company's financial statements as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994 included in this Prospectus and incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and related supplemental schedules incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and have been so included herein and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                   ANNEX IV

                                     PART B

               THE PREPACKAGED RESTRUCTURING DISCLOSURE STATEMENT

   IMPORTANT: A BANKRUPTCY CASE HAS NOT BEEN COMMENCED AS OF THE DATE OF THE
                         DISTRIBUTION OF THIS DOCUMENT.

DISCLOSURE STATEMENT WITH RESPECT TO PLAN OF REORGANIZATION DATED JULY 31, 1997
                                OF MERISEL, INC.

Date: July 31, 1997

                                    ANNEX IV

                                                                          PART B

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 I.    INTRODUCTION.......................................................  B-1
       A.  General.......................................................   B-1
       B.  The Company...................................................   B-2
       C.  The Restructuring.............................................   B-2
           1. Exchange Restructuring.....................................   B-2
           2. Prepackaged Restructuring..................................   B-2
       D.  Summary Of Classification And Treatment Of Claims And
           Interests.....................................................   B-4
       E.  Notice To Holders Of Claims And Interests.....................   B-4
 II.   BUSINESS AND PROPERTIES OF THE COMPANY.............................  B-5
 III.  SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.............  B-5
 IV.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS..............................................  B-5
 V.    BACKGROUND OF THE RESTRUCTURING....................................  B-5
 VI.   PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING..............  B-5
       A.  Purpose Of The Prepackaged Restructuring......................   B-5
       B.  Effects Of The Prepackaged Restructuring......................   B-6
           1. Dilution Of Equity Interests...............................   B-7
           2. Provisions For Trade Creditors, Other Unsecured Creditors
              And Secured Creditors......................................   B-7
           3. Provisions For Employees...................................   B-8
 VII.  THE REORGANIZATION CASE............................................  B-8
       A.  Timetable For Reorganization Case.............................   B-8
       B.  Advisors To The Company.......................................   B-8
       C.  Committees....................................................   B-9
       D.  Actions To Be Taken Upon Commencement Of Case.................   B-9
 VIII. OFFICERS AND DIRECTORS OF THE COMPANY.............................. B-11
 IX.   SUMMARY OF THE PLAN................................................ B-11
       A.  Brief Explanation Of Chapter 11...............................  B-11
       B.  General Information Concerning Treatment Of Claims And
           Interests.....................................................  B-11
       C.  Classification And Treatment Of Claims And Interests..........  B-12
           1. Unclassified Claims........................................  B-13
           2. Classified Claims And Interests............................  B-14
           3. Additional Information Regarding Treatment Of Certain
              Claims.....................................................  B-15
       D.  Securities To Be Issued And Transferred Under The Plan........  B-16
           1. The New Common Stock.......................................  B-17
           2. The Warrants...............................................  B-17
           3. Market And Trading Information.............................  B-17
       E.  Sources Of Cash To Make Plan Distributions....................  B-17
       F.  Conditions Precedent To Confirmation And Consummation Of The
           Plan..........................................................  B-17
       G.  Modification Or Revocation Of The Plan; Severability..........  B-17
       H.  Distributions Under The Plan..................................  B-17
       I.  Objections To Claims And Authority To Prosecute Objections;
           Claims Resolution.............................................  B-17
       J.  Setoffs.......................................................  B-17
       K.  Executory Contracts And Unexpired Leases......................  B-17
       L.  Continued Corporate Existence; Vesting Of Assets In
           Reorganized Merisel...........................................  B-18

                                    ANNEX IV

                                                                                            PAGE
                                                                                            ----
        M.  Preservation Of Rights Of Action Held By Merisel Or Reorganized Merisel........ B-18
        N.  Discharge Of Claims And Termination Of Interests; Related Injunction........... B-18
        O.  Releases And Certain Settlements Under The Plan; Related Injunction; Indemnity. B-18
        P.  Limitation Of Liability........................................................ B-19
        Q.  Retention Of Bankruptcy Court Jurisdiction..................................... B-19
X.      RISK FACTORS....................................................................... B-20
        A.  Disruption Of Operations Relating To Bankruptcy Filing......................... B-20
        B.  Certain Risks Of Non-Confirmation.............................................. B-20
        C.  Certain Bankruptcy Considerations.............................................. B-21
            1. Treatment Of The Warrants................................................... B-21
            2. Failure To File Prepackaged Plan............................................ B-21
            3. Effect On Operations........................................................ B-22
            4. Nonconsensual Confirmation.................................................. B-22
XI.     OWNERSHIP OF CAPITAL SECURITIES.................................................... B-23
XII.    MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY................................ B-23
XIII.   MARKET PRICES OF 12.5% NOTES....................................................... B-23
XIV.    APPLICATION OF SECURITIES ACT...................................................... B-23
        A.  The Solicitation............................................................... B-23
        B.  Issuance Of New Securities Pursuant To The Plan................................ B-23
XV.     PREPACKAGED RESTRUCTURING ACCOUNTING TREATMENT..................................... B-24
XVI.    DESCRIPTION OF INDEBTEDNESS OF THE COMPANY......................................... B-24
XVII.   DESCRIPTION OF 12.5% NOTES......................................................... B-24
XVIII.  FINANCIAL PROJECTIONS AND ASSUMPTIONS USED......................................... B-25
XIX.    PRO FORMA CONSOLIDATED FINANCIAL INFORMATION....................................... B-25
XX.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN................................ B-25
        A.  Federal Income Tax Consequences To The Company................................. B-25
        B.  Federal Income Tax Consequences To Holders Of 12.5% Notes...................... B-26
        C.  Federal Income Tax Consequences To Holders Of Old Common Stock................. B-26
XXI.    FEASIBILITY OF THE PLAN AND THE BEST INTERESTS OF CREDITORS TEST................... B-27
        A.  Feasibility Of The Plan........................................................ B-27
        B.  Best Interests Test............................................................ B-27
        C.  Chapter 7 Liquidation Analysis................................................. B-28
            1. Liquidation Value Of The Company............................................ B-30
            a. Estimated Liquidation Proceeds.............................................. B-30
            b. Impact on Merisel's Operations Of The Conversion To A Chapter 7 Liquidation. B-30
            c. Nature And Timing Of The Liquidation Process................................ B-31
            d. Additional Liabilities And Reserves......................................... B-31
            e. Distributions; Absolute Priority............................................ B-31
            2. Conclusion.................................................................. B-31
XXII.   ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.......................... B-33
        A.  Continuation Of The Chapter 11 Case............................................ B-33
        B.  Liquidation Under Chapter 7 Or Chapter 11...................................... B-33
XXIII.  VOTING AND CONFIRMATION OF THE PLAN................................................ B-34
        A.  Voting Procedures And Requirements............................................. B-34
        B.  Who May Vote................................................................... B-35

                                    ANNEX IV

                                                                           PAGE
                                                                           ----
       C.  Voting Procedures For Holders Of Old Securities...............  B-35
       D.  Beneficial Owners Of Old Securities...........................  B-36
       E.  Brokerage Firms, Banks And Other Nominees.....................  B-37
       F.  Securities Clearing Agent.....................................  B-37
       G.  Incomplete Ballots (Consent Solicitation Forms)...............  B-37
       H.  Voting Deadline And Extensions................................  B-38
       I.  Withdrawal Of Votes On The Plan...............................  B-38
       J.  Information Agent.............................................  B-38
       K.  Acceptance Or Cramdown........................................  B-38
 XXIV. CONCLUSION......................................................... B-40
       APPENDIX
       Plan of Reorganization of Merisel, Inc. ...........................    I
       EXHIBITS
           Form of Series A Warrant Agreement............................     A
           Form of Series B Warrant Agreement............................     B
           Form of Amended and Restated Certificate of Incorporation of
           Merisel, Inc..................................................     C

                                    ANNEX IV

                                   IMPORTANT

                   A BANKRUPTCY CASE HAS NOT BEEN COMMENCED
             AS OF THE DATE OF THE DISTRIBUTION OF THIS DOCUMENT.

THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT. IF MERISEL, INC. FILES A PETITION FOR RELIEF UNDER CHAPTER 11 OF THE BANKRUPTCY CODE AND SEEKS CONFIRMATION OF ITS PREPACKAGED PLAN OF REORGANIZATION, THIS DISCLOSURE STATEMENT WILL BE SUBMITTED TO THE BANKRUPTCY COURT.

                   DISCLOSURE STATEMENT, DATED JULY 31, 1997

                   SOLICITATION OF ACCEPTANCES WITH RESPECT
                           TO REORGANIZATION PLAN OF
                        REORGANIZATION OF MERISEL, INC.

                      FROM THE HOLDERS OF ITS OUTSTANDING

                         12 1/2% SENIOR NOTES DUE 2004

                                      AND

                                 COMMON STOCK

                 AS OF THE CLOSE OF BUSINESS ON JULY 22, 1997

                    THE VOTING DEADLINE TO ACCEPT OR REJECT
                   THE PLAN OF REORGANIZATION IS 5:00 P.M.,
              EASTERN TIME, ON AUGUST 29, 1997, UNLESS EXTENDED.

                                   ANNEX IV

  MERISEL, INC. ("MERISEL") HAS NOT COMMENCED A CASE UNDER THE BANKRUPTCY CODE AT THIS TIME, BUT IS SOLICITING ACCEPTANCES OF THE PLAN FROM THE FOLLOWING HOLDERS OF IMPAIRED CLAIMS AGAINST AND IMPAIRED INTERESTS IN MERISEL: HOLDERS OF 12.5% NOTES AND HOLDERS OF OLD COMMON STOCK. SIMULTANEOUSLY WITH THE SOLICITATION OF ACCEPTANCES OF THE PLAN FROM MERISEL'S IMPAIRED CREDITORS AND INTEREST HOLDERS, MERISEL IS (I) SOLICITING TENDERS FROM THE HOLDERS OF 12.5% NOTES IN THE EXCHANGE OFFER AND (II) SOLICITING PROXIES FROM MERISEL'S STOCKHOLDERS TO APPROVE THE CHARTER AMENDMENT, THE NEW COMMON STOCK ISSUANCE, AND THE STOCK AWARD AND INCENTIVE PLAN PROPOSAL (EACH AS DEFINED IN PART A OF THE EXCHANGE RESTRUCTURING PROSPECTUS).

  IF LESS THAN 100% OF THE HOLDERS OF THE 12.5% NOTES TENDER THEIR 12.5% NOTES UNDER THE EXCHANGE RESTRUCTURING, BUT SUFFICIENT VOTES FOR ACCEPTANCE OF THE PLAN ARE RECEIVED, MERISEL INTENDS TO FILE THE REORGANIZATION CASE AND TO SEEK CONFIRMATION OF THE PLAN. IF MERISEL DOES NOT RECEIVE THE REQUISITE ACCEPTANCES OF THE PLAN BY THE VOTING DEADLINE (AS DEFINED BELOW), MERISEL INTENDS TO EVALUATE OTHER AVAILABLE OPTIONS TO REORGANIZE MERISEL'S LIABILITIES, INCLUDING PURSUING THE POSSIBLE SALE OF AN EQUITY INTEREST IN MERISEL OR COMMENCEMENT OF A NON-PREPACKAGED CHAPTER 11 REORGANIZATION CASE.

  The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the United States Bankruptcy Code. However, if a majority of Stockholders elect not to support the Restructuring after their review of all the facts and circumstances existing at that time, the Company does not presently believe that attempting to force confirmation of the Prepackaged Plan under the "cram-down" provisions would necessarily be in the best interests of the Company and the Company has no present intention to do so. Although the Limited Waiver Agreement requires, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations), the filing of a Chapter 11 petition on the Prepackaged Plan and that the Company take steps that are both necessary and desirable to confirm the Prepackaged Plan, the Agreement does not by its terms require that the Company seek confirmation of the Prepackaged Plan under the cram-down provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan. Moreover, the Company has specifically rejected requests by representatives of the Ad Hoc Noteholders' Committee, both before and after the execution of the Limited Waiver Agreement, for the Company's agreement to proceed with confirmation of the Prepackaged Plan under those provisions. Accordingly, for the foregoing reasons, unless the requisite Stockholder acceptances have been obtained for the Prepackaged Plan, the Company does not currently believe filing a Chapter 11 petition to seek confirmation of the Prepackaged Plan under the cram-down provisions would be consistent with its fiduciary obligations as presently conceived or be both necessary and desirable.

  The Ad Hoc Noteholders Committee has advised the Company that it disputes the Company's interpretation of the Limited Waiver Agreement in this regard and believes that the Company is obligated to file and confirm the Prepackaged Plan regardless of the outcome of the Stockholder vote.

  MERISEL'S OPERATING COMPANIES, INCLUDING WITHOUT LIMITATION MERISEL AMERICAS, INC. AND MERISEL CANADA, INC., ARE NOT CHAPTER 11 DEBTORS, AND MERISEL DOES NOT CURRENTLY INTEND TO COMMENCE A CASE UNDER CHAPTER 11 OF THE BANKRUPTCY CODE WITH RESPECT TO ANY OF ITS OPERATING COMPANIES OR TO INCLUDE ANY OF ITS OPERATING COMPANIES IN MERISEL'S PREPACKAGED CHAPTER 11 CASE. MERISEL'S OPERATING COMPANIES INTEND TO CONTINUE OPERATING THEIR BUSINESSES IN THE ORDINARY COURSE AND TO PAY THEIR EMPLOYEES, TRADE AND CERTAIN OTHER CREDITORS IN FULL AND ON TIME. SUCH CREDITORS ARE NOT IMPAIRED UNDER THE PLAN.

  THIS DISCLOSURE STATEMENT, WHICH HAS NOT BEEN REVIEWED OR APPROVED BY THE BANKRUPTCY COURT, SOLICITS (THE "SOLICITATION") YOUR ACCEPTANCE OF THE ATTACHED PLAN AND CONTAINS INFORMATION RELEVANT TO YOUR DECISION. PLEASE READ THIS DISCLOSURE STATEMENT, THE PLAN AND THE OTHER SOLICITATION MATERIALS

                                   ANNEX IV

COMPLETELY AND CAREFULLY. MERISEL BELIEVES THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF ITS CREDITORS AND EQUITY HOLDERS. THE PLAN IS ATTACHED AS APPENDIX I TO THIS DISCLOSURE STATEMENT. ALTHOUGH THIS DISCLOSURE STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THE PROSPECTUS, NEITHER THE PLAN NOR THE SECURITIES TO BE ISSUED THEREUNDER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE PLAN OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE ONLY CLASSES OF CLAIMS AND INTERESTS IMPAIRED (AS DEFINED IN THE BANKRUPTCY CODE) UNDER THE PLAN, AND ENTITLED TO VOTE ON THE PLAN, ARE CLASS 4 12.5% NOTES CLAIMS AND CLASS 6 OLD COMMON STOCK INTERESTS. BECAUSE NO OTHER CLASSES ARE IMPAIRED, ALL HOLDERS OF CLAIMS IN SUCH OTHER CLASSES ARE NOT ENTITLED TO VOTE ON, AND ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED, THE PLAN. HOLDERS OF IMPAIRED CLAIMS AND INTERESTS ARE ENCOURAGED TO READ AND CAREFULLY CONSIDER THE MATTERS DESCRIBED IN THIS DISCLOSURE STATEMENT, INCLUDING THOSE UNDER "RISK FACTORS," PRIOR TO SUBMITTING BALLOTS OR MASTER BALLOTS PURSUANT TO THE SOLICITATION.

  MERISEL HAS NEGOTIATED THE TERMS OF THE PLAN WITH THE AD HOC NOTEHOLDERS COMMITTEE. THE AD HOC NOTEHOLDERS COMMITTEE HAS UNANIMOUSLY AGREED TO VOTE IN FAVOR OF THE PLAN.

  FOR THE PLAN TO BE CONFIRMED BY THE BANKRUPTCY COURT AS A CONSENSUAL PLAN,
(I) THE HOLDERS (OTHER THAN ANY HOLDER DESIGNATED UNDER SUBSECTION 1126(E) OF THE BANKRUPTCY CODE) OF CLASS 4 12.5% NOTES CLAIMS WHO CAST VOTES IN FAVOR OF THE PLAN MUST HOLD (A) AT LEAST TWO-THIRDS IN DOLLAR AMOUNT OF THE ALLOWED CLAIMS ACTUALLY VOTING IN SUCH CLASS AND (B) MORE THAN ONE-HALF IN NUMBER OF THE ALLOWED CLAIMS ACTUALLY VOTING IN SUCH CLASS, AND (II) THE HOLDERS (OTHER THAN ANY HOLDER DESIGNATED UNDER SUBSECTION 1126(E) OF THE BANKRUPTCY CODE) OF CLASS 6 OLD COMMON STOCK INTERESTS WHO CAST VOTES IN FAVOR OF THE PLAN MUST HOLD AT LEAST TWO-THIRDS IN AMOUNT OF ALLOWED INTERESTS ACTUALLY VOTING IN SUCH CLASS. THERE IS NO MINIMUM LEVEL OF VOTING PARTICIPATION REQUIRED FOR CONFIRMATION OF THE PLAN.

  IF THE REORGANIZATION CASE IS COMMENCED, THE REQUISITE ACCEPTANCES TO THE PLAN ARE RECEIVED, THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND THE EFFECTIVE DATE OCCURS, ALL HOLDERS OF ALLOWED 12.5% NOTES CLAIMS AND HOLDERS OF ALLOWED OLD COMMON STOCK INTERESTS (INCLUDING THOSE WHO DO NOT SUBMIT BALLOTS OR MASTER BALLOTS TO ACCEPT OR TO REJECT THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY) WILL BE BOUND BY THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

  THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF AND NEITHER THE DELIVERY OF THIS DISCLOSURE STATEMENT NOR ANY DISTRIBUTION OF PROPERTY PURSUANT TO THE PLAN WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  EACH CREDITOR AND EQUITY SECURITY HOLDER OF MERISEL SHOULD CONSULT WITH SUCH CREDITOR'S OR EQUITY SECURITY HOLDER'S LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS AS TO ANY SUCH MATTERS CONCERNING THE SOLICITATION, THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                                   ANNEX IV

I. INTRODUCTION

A. GENERAL

  This Disclosure Statement is being furnished by Merisel, Inc. ("Merisel"), a Delaware corporation, pursuant to section 1126(b) of the United States Bankruptcy Code (the "Bankruptcy Code") and Bankruptcy Rule 3018(b), in connection with the solicitation of acceptances, prior to the commencement of the Reorganization Case, of Merisel's prepackaged plan of reorganization (the "Plan") attached as Appendix I hereto (as it may be altered, amended, modified or supplemented as described herein) from Holders of (i) 12.5% Notes and (ii) Old Common Stock (the "Solicitation"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Plan.

  The Plan is intended to enhance the long-term viability and contribute to the success of Merisel by adjusting Merisel's capitalization (including debt levels and principal repayment schedules) to reflect current and projected operating performance levels. The Plan is designed to reduce Merisel's debt service obligations to levels which can be supported by its projected cash flow and to replace a significant portion of Merisel's indebtedness with New Common Stock. Interest charges, required principal payments and total debt outstanding will be substantially reduced if the Plan is approved and consummated. See "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION" herein.

  The Plan provides for, among other things: (i) issuing and distributing New Common Stock to Holders of 12.5% Notes; and (ii) issuing and distributing New Common Stock and the Warrants to Holders of Old Common Stock. In consideration of such distributions, the 12.5% Notes and Old Common Stock will be cancelled.

  MERISEL'S OPERATING SUBSIDIARIES, INCLUDING WITHOUT LIMITATION MERISEL AMERICAS, INC. AND MERISEL CANADA, INC., ARE NOT CHAPTER 11 DEBTORS AND DO NOT INTEND TO COMMENCE CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. MERISEL'S OPERATING SUBSIDIARIES INTEND TO CONTINUE TO DO BUSINESS IN THE ORDINARY COURSE IF MERISEL COMMENCES THE REORGANIZATION CASE.

  Holders of the 12.5% Notes and Holders of Old Common Stock should read this Prospectus and Disclosure Statement, together with the Plan, the form of Ballot and/or Master Ballot, as applicable, and the applicable Voting Instructions (collectively, the "Solicitation Materials"), in their entirety before voting on the Plan.

  Pursuant to the provisions of the Bankruptcy Code, only Impaired Classes of Claims and Interests are entitled to vote to accept or reject the Plan. The only Class of Claims impaired under the Plan consists of the Holders of Class 4 12.5% Notes Claims. The only Class of Interests impaired under the Plan consists of the Holders of Class 6 Old Common Stock Interests. See "SUMMARY OF PLAN" herein for a description of these Classes. Merisel is seeking acceptance of the Plan by Holders of Class 4 12.5% Notes Claims and Holders of Class 6 Old Common Stock Interests. ALL OTHER CLASSES ARE UNIMPAIRED AND HOLDERS OF CLAIMS IN SUCH CLASSES ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED THE PLAN PURSUANT TO SECTION 1126(F) OF THE BANKRUPTCY CODE.

  UNLESS OTHERWISE DIRECTED BY THE BANKRUPTCY COURT, ONLY VOTES CAST BY OR AT THE DIRECTION OF BENEFICIAL INTEREST HOLDERS OF OLD SECURITIES IN ACCORDANCE WITH THE VOTING INSTRUCTIONS WILL BE COUNTED FOR PURPOSES OF VOTING ON THE PLAN. SEE "VOTING AND CONFIRMATION OF THE PLAN" HEREIN.

  The Solicitation will expire at 5:00 p.m., Eastern time on the Voting Deadline, August 29, 1997, unless the Voting Deadline is extended or waived by Merisel. After carefully reviewing this Disclosure Statement, the Plan and the other applicable Solicitation Materials, each Holder of a 12.5% Notes Claim and each Holder of an Old Common Stock Interest should vote to accept or reject the Plan in accordance with the Voting Instructions, and return the appropriate Ballot(s) or Master Ballot(s) in accordance with the instructions set forth therein so they are received prior to the Expiration Date. For further information, see "VOTING AND CONFIRMATION OF THE PLAN" herein.

                                   ANNEX IV

B. THE COMPANY

  Merisel, a holding company, is a leading distributor of computer hardware, networking equipment and software products. Through its main operating Subsidiary, Merisel Americas, Inc. ("Merisel Americas") and its other operating Subsidiaries (collectively, the "Operating Companies"), Merisel markets products and services throughout North America and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers (VARs), commercial resellers/dealers, and retailers. Merisel also has established the Merisel Open Computing Alliance (MOCA(TM)), a division which primarily supports Sun Microsystems' UNIX-based product sales and installations.

  Merisel was originally incorporated in California in October 1980, was reincorporated in Delaware in August 1988, and changed its name from Softsel Computer Products, Inc. to Merisel, Inc. in August 1990.

  In this Disclosure Statement, unless the context otherwise requires, Merisel and its Subsidiaries are referred to as the "Company." The Company's principal executive offices are located at 200 Continental Boulevard, El Segundo, California 90245. Its telephone number is (310) 615-3080.

C. THE RESTRUCTURING

  Merisel is simultaneously proposing alternative means of accomplishing its financial restructuring. The proposed financial restructuring of Merisel pursuant to the Plan is referred to as the "Prepackaged Restructuring." The proposed financial restructuring of Merisel pursuant to the Exchange Offer and without commencement of a bankruptcy case is referred to as the "Exchange Restructuring." The term "Restructuring" as used herein means the financial restructuring of Merisel pursuant to either the Exchange Restructuring or the Prepackaged Restructuring. The term "Restructuring Closing Date" as used herein means either the consummation of the Exchange Offer or the occurrence of the Effective Date under the Plan, as the case may be.

1. EXCHANGE RESTRUCTURING

  The Exchange Restructuring is designed to accomplish the Restructuring without the commencement of a bankruptcy case. Before the Exchange Restructuring can be consummated (but subject to Merisel's right to amend and/or waive conditions to the Exchange Offer), Holders of 12.5% Notes must tender (and not subsequently withdraw) by the expiration date for the Exchange Offer one hundred percent (100%) of the aggregate principal amount of the 12.5% Notes pursuant to Merisel's offer to all such Holders to effect the exchange described below. The Exchange Restructuring would permit Holders of 12.5% Notes to exchange their 12.5% Notes for New Common Stock.

  In connection with the Exchange Restructuring, Merisel is soliciting proxies from Merisel's stockholders and is holding a Special Meeting of Stockholders to consider and vote upon the New Common Stock Issuance, the Charter Amendment, and the Stock Award and Incentive Plan Proposal (each as defined in Part A of this Prospectus). For additional information concerning the terms of the Exchange Restructuring, recipients of this Disclosure Statement are referred to Part A of this Prospectus.

2. PREPACKAGED RESTRUCTURING

  The Prepackaged Restructuring would be accomplished by obtaining an order of a bankruptcy court confirming the Plan as to which acceptances in sufficient number and amount have been solicited and received prior to filing the Reorganization Case. The Prepackaged Restructuring generally would give effect to the same transactions contemplated in the Exchange Restructuring, including
(i) the exchange of 12.5% Notes for New Common Stock on similar terms as provided in the Exchange Offer, (ii) a distribution of New Common Stock and Warrants to holders of Old Common Stock, and (iii) changes to Merisel's Certificate of Incorporation similar

                                   ANNEX IV
to the Charter Amendment. See "PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING" and "SUMMARY OF THE PLAN" herein.

  If the Plan is confirmed and the Effective Date occurs, (i) all 12.5% Notes will be cancelled and satisfied in full by the issuance of New Common Stock to holders of 12.5% Notes and (ii) Holders of Old Common Stock will receive New Common Stock and the Warrants, and (iii) the Reorganized Merisel Certificate of Incorporation will become effective.

  Under the terms of both the Prepackaged Restructuring and the Exchange Restructuring, Holders of 12.5% Notes would receive, in the aggregate, approximately 80% of the New Common Stock. All Priority Claims, Unsecured Claims and Secured Claims will remain unimpaired.

  Generally, for the Plan to be approved, acceptances must be received from
(i) the Holders of Class 4 Claims constituting at least two-thirds in dollar amount of such Allowed Claims and more than one-half in number of the Allowed Class 4 Claims, in each case, counting only Holders that vote, and (ii) the Holders of at least two-thirds in amount of the Allowed Old Common Stock Interests in Class 6, counting only Holders of such Interests that vote. There is no minimum level of voting participation required for confirmation of the Plan. See "SUMMARY OF THE PLAN" herein. For a discussion of the procedures for voting on the Plan, see "VOTING AND CONFIRMATION OF THE PLAN" herein.

  Holders are not required to tender their 12.5% Notes and Old Common Stock to vote on the Plan. It is important, however, that all Holders of 12.5% Notes (whether or not they tender their 12.5% Notes in the Exchange Offer) and all Holders of Old Common Stock vote to accept or reject the Plan, because under the Bankruptcy Code, for purposes of determining whether the requisite acceptance of Holders has been received with respect to an Impaired Class of Claims or an Impaired Class of Interests, the vote will be tabulated based on the ratio of accepting Holders of each Class of Claims or Interests to all voting Holders of such Class of Claims or Interests. In each case, only the votes of Holders of Allowed Claims and Interests are counted. Abstentions, as a result of failing to submit a Ballot or Master Ballot (as applicable) or submitting a Ballot or Master Ballot (as applicable) which has not been properly executed and completed with respect to voting, will not be counted as votes for or against the Plan. See "VOTING AND CONFIRMATION OF THE PLAN" herein.

  If Merisel receives the Minimum Tender of 12.5% Notes and has satisfied or waived all conditions required to consummate the Exchange Restructuring and also receives sufficient acceptances of the Plan, Merisel intends to consummate the Exchange Restructuring. If Merisel does not receive the Minimum Tender pursuant to the Exchange Offer to permit its consummation, but does obtain sufficient acceptances in the amounts set forth above of the Plan to seek confirmation thereof by a bankruptcy court, Merisel expects to seek relief under Chapter 11 of the Bankruptcy Code and attempt to use such acceptances to obtain confirmation of the Plan. If the requisite number and amount of votes for acceptance of the Plan are not received (or if received, are subsequently revoked or withdrawn) by the Expiration Date, Merisel will consider all financial alternatives available to it at such time, which may include the sale of all or part of Merisel's business or an equity interest in Merisel, the implementation of an alternative restructuring arrangement outside of bankruptcy (including refinancing the indebtedness under the Operating Companies Loan Agreements or seeking waivers thereunder) or the filing of a Chapter 11 case without a pre-approved plan of reorganization. See "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN" herein. Merisel hereby reserves the absolute right to use any votes which have been received (and not subsequently revoked or withdrawn) pursuant to the Solicitation to seek confirmation of the Plan (or any modification thereof) if it has not received the acceptance of all Impaired Classes of Interests in the amounts set forth above.

  Confirmation of the Plan is conditioned on satisfaction of all substantive confirmation requirements of section 1129 of the Bankruptcy Code, the Confirmation Order being acceptable in form and substance to Merisel, and entry of a Confirmation Order expressly authorizing and directing Merisel to perform therein. Consummation of the Plan is conditioned on the Confirmation Order having become a Final Order, and payment of all statutory

                                   ANNEX IV
fees owing the United States Trustee. Merisel, in its sole discretion, may waive any of the conditions to Confirmation and/or the Effective Date of the Plan at any time, without notice or an order of the Bankruptcy Court and without any formal action other than proceeding to confirm and/or consummate the Plan. See "SUMMARY OF THE PLAN" herein.

  At the closing of the Prepackaged Restructuring, which would occur on the Effective Date (i.e., the date selected by Merisel, which shall be as soon as reasonably practicable but that is at least 11 days after the Confirmation Date and on which all conditions to the Effective Date set forth in the Plan have been satisfied or, if permitted, waived by Merisel), among other things, the Plan would become effective, the New Common Stock and Warrants would become issuable, the 12.5% Notes and the Old Common Stock would be cancelled and Merisel's obligations thereunder would be discharged, and the Reorganized Merisel Certificate of Incorporation would become effective.

D. SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

  The Plan categorizes into six Classes the Claims against and Interests in Merisel which will exist on the date Merisel files its voluntary petition for reorganization relief under Chapter 11 of the Bankruptcy Code. The Plan also provides that Administrative Expenses incurred by Merisel during the Reorganization Case will be paid in full and specifies the manner in which the Claims and Interests in each Class are to be treated. The table below provides a summary of the classification and treatment of, and distributions to, Claims and Interests under the Plan:

                       TYPE OF CLAIM
     CLASS          OR EQUITY INTEREST        DISTRIBUTION
     -----          ------------------        ------------
     Class 1  Secured Claims                  Reinstated
     Class 2  Priority Claims                 Paid in full
     Class 3  Subsidiary Debt Guaranty Claims Reinstated
     Class 4  12.5% Notes Claims              Will receive 80% of New Common Stock
     Class 5  General Unsecured Claims        Paid in full
     Class 6  Old Common Stock Interests      Will receive 20% of New Common Stock
                                               and Warrants

  For a more detailed description of the foregoing Classes of Claims and Equity Interests, see "SUMMARY OF THE PLAN" herein.

E. NOTICE TO HOLDERS OF CLAIMS AND INTERESTS

  This Disclosure Statement is being transmitted only to holders of Impaired Claims against and Impaired Interests in Merisel who are entitled to vote to accept or reject the Plan.

  WHEN CONFIRMED BY THE BANKRUPTCY COURT, THE PLAN WILL BIND ALL HOLDERS OF CLAIMS AGAINST AND INTERESTS IN MERISEL, WHETHER OR NOT THEY ARE ENTITLED TO VOTE OR DID VOTE ON THE PLAN AND WHETHER OR NOT THEY RECEIVE OR RETAIN ANY DISTRIBUTIONS OR PROPERTY UNDER THE PLAN. THUS, ALL HOLDERS OF IMPAIRED CLAIMS AGAINST AND IMPAIRED INTERESTS IN MERISEL ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE EXCHANGE RESTRUCTURING PROSPECTUS, THIS DISCLOSURE STATEMENT AND ITS EXHIBITS CAREFULLY AND IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR TO REJECT THE PLAN. THIS DISCLOSURE STATEMENT CONTAINS IMPORTANT INFORMATION ABOUT THE PLAN, CONSIDERATIONS PERTINENT TO ACCEPTANCE OR REJECTION OF THE PLAN, AND DEVELOPMENTS CONCERNING THE REORGANIZATION CASE.

  CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS, AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS.

                                   ANNEX IV

  Except with respect to the projections referenced in "FINANCIAL PROJECTIONS AND ASSUMPTIONS USED" herein (the "Projections") and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof. Such events may have a material impact on the information contained in this Disclosure Statement. Merisel and Reorganized Merisel do not intend to update the Projections. Thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, Merisel does not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

  EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

  If you did not receive a Ballot in your package of Solicitation Materials and believe that you should have, please contact the Information Agent named below at the address or telephone number set forth in Section XXIII.J of this Disclosure Statement.

II. BUSINESS AND PROPERTIES OF THE COMPANY

  For a discussion of the business and properties of the Company, see "BUSINESS AND PROPERTIES OF THE COMPANY" in Part A of the Exchange Restructuring Prospectus.

III. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  For selected financial data concerning the Company for each of the five years ended December 31, 1996, see "SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" in Part A of the Exchange Restructuring Prospectus.

IV. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  For management's discussion and analysis of the Company's financial condition and the results of its operations, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A of the Exchange Restructuring Prospectus.

V. BACKGROUND OF THE RESTRUCTURING

  For a discussion of the background of and events leading to the Restructuring, see "BACKGROUND OF THE RESTRUCTURING" in Part A of the Exchange Restructuring Prospectus.

VI. PURPOSES AND EFFECTS OF THE PREPACKAGED RESTRUCTURING

A. PURPOSE OF THE PREPACKAGED RESTRUCTURING

  The Plan is intended to enhance the long-term viability and contribute to the success of Merisel by adjusting Merisel's capitalization (including debt levels and principal repayment schedules) to reflect current and projected operating performance levels. Specifically, the Plan is designed to reduce Merisel's debt obligations by $125 million, to levels which Merisel believes can be supported by its projected cash flow and to replace a significant portion of Merisel's indebtedness with New Common Stock. Interest charges will be substantially reduced if the Plan is approved and consummated. In addition, required principal payments and total debt outstanding will be substantially reduced. The amount of outstanding Capital Stock of Merisel will be substantially increased as a result of the Prepackaged Restructuring. See "PRO FORMA CONSOLIDATED FINANCIAL

                                   ANNEX IV

INFORMATION" herein. For a discussion of the purpose and effects of the Exchange Restructuring, see "PURPOSES OF THE RESTRUCTURING" in Part A of the Exchange Restructuring Prospectus.

  THE OPERATING COMPANIES, INCLUDING WITHOUT LIMITATION MERISEL AMERICAS, INC. AND MERISEL CANADA, INC., ARE NOT CHAPTER 11 DEBTORS AND DO NOT INTEND TO COMMENCE CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. MERISEL'S OPERATING COMPANIES WILL CONTINUE TO DO BUSINESS IN THE ORDINARY COURSE IF MERISEL COMMENCES THE REORGANIZATION CASE.

  Merisel believes that the Prepackaged Restructuring is a significantly more attractive alternative than a bankruptcy case without a pre-approved plan of reorganization. Merisel believes that acceptance of the Plan before a bankruptcy case is commenced would be more beneficial to Merisel and all of its creditors, equity security holders and other constituents than seeking to obtain confirmation of a plan having the same terms as the Plan after a bankruptcy case is commenced, because the Plan should minimize disputes during such case concerning the reorganization of Merisel, significantly shorten the time required to accomplish the reorganization, reduce the expenses of a case under Chapter 11 of the Bankruptcy Code, minimize the disruption of Merisel's business that would result from a protracted and contested bankruptcy case, and therefore result in a larger distribution to Merisel's creditors and equity security holders than would any non-prepackaged reorganization under Chapter 11 of the Bankruptcy Code or a liquidation under Chapter 7 of the Bankruptcy Code. See Section XXI.C--"Chapter 7 Liquidation Analysis" herein.

  There can be no assurance, however, that even if all requisite acceptances of the Plan are received and the Reorganization Case is commenced, the Prepackaged Restructuring would ever be completed, that Merisel could successfully be reorganized under Chapter 11 of the Bankruptcy Code, that Merisel would not suffer a disruption in its business operations as a result of filing the Reorganization Case or, even if the Prepackaged Restructuring were eventually completed, that the time period which it would take Merisel to emerge from the Reorganization Case in connection with the Plan would be significantly shorter than under a non-prepackaged Chapter 11 case. If Merisel determines that it is or will be unable to complete the Restructuring, Merisel will consider all financial alternatives available to it at such time, which may include the sale of all or part of Merisel's business or an equity interest in Merisel, the implementation of an alternative restructuring arrangement outside of bankruptcy (including refinancing the indebtedness under the Operating Companies Loan Agreement or seeking waivers thereunder) or the commencement of a Chapter 11 case without a pre-approved plan of reorganization. See "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN" herein. There can be no assurance, however, that any alternative restructuring would result in a reorganization of Merisel rather than a liquidation, or that any such reorganization would be on terms as favorable to the Holders of Claims and Holders of Interests as the terms of the Prepackaged Restructuring. If a liquidation or a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Holders of Claims and Interests to recover their investments would be even more impaired than under the Prepackaged Restructuring and would be substantially delayed and a non-consensual restructuring would likely have a material adverse impact on the Company and its employees, suppliers and customers. See "RISK FACTORS" herein.

B. EFFECTS OF THE PREPACKAGED RESTRUCTURING

  If confirmed, the Plan will implement the Prepackaged Restructuring by providing for, among other things (i) the exchange of 12.5% Notes for New Common Stock on substantially the same terms as provided in the Exchange Offer and (ii) the issuance of New Common Stock and Warrants to holders of Old Common Stock.

  If the Reorganization Case is commenced and the Plan is confirmed, all Holders of 12.5% Notes and Holders of Old Common Stock will be bound by the terms of the Plan whether or not they have voted to accept the Plan in accordance with the Plan and the Voting Instructions. To be counted, Ballots and Master Ballots to vote to accept or reject the Plan described herein must be submitted in accordance with the Voting Instructions. See "VOTING AND CONFIRMATION OF THE PLAN" herein.

                                   ANNEX IV

1. DILUTION OF EQUITY INTERESTS

  Under the Plan, each Holder of 12.5% Notes will be entitled to receive, in full and final satisfaction of such Holder's Allowed Class 4 Claim, 192.5 shares of New Common Stock for each $1,000 of 12.5% Notes held by such Holder, thus enabling such Holders to participate in the economic results and any future growth of Reorganized Merisel. The issuance to Holders of 12.5% Notes of shares of New Common Stock upon consummation of the Plan will result in significant dilution of the equity interests of the existing holders of Common Stock. Following consummation of the Plan, the 24,062,796 shares issued directly to Holders of Allowed 12.5% Note Claims will represent approximately 80 percent of the total outstanding shares of New Common Stock (excluding shares obtainable upon exercise of Warrants) and the 35,342,232 million total shares (including those obtainable upon exercise of the Warrants) will represent 68.1 percent of the total outstanding shares of New Common Stock, in each case based on shares that will be issued and outstanding as of the Effective Date. See "Section IX.E" herein "--Securities To Be Issued Under The Plan."

2. PROVISIONS FOR TRADE CREDITORS, OTHER UNSECURED CREDITORS AND SECURED
CREDITORS

  DURING THE PENDENCY OF THE REORGANIZATION CASE AND THEREAFTER, MERISEL INTENDS TO CONTINUE TO OPERATE ITS BUSINESS IN THE ORDINARY COURSE AND MAKE PAYMENT IN FULL ON A TIMELY BASIS TO ITS POSTPETITION TRADE CREDITORS. MERISEL ALSO EXPECTS THAT IMMEDIATELY UPON FILING THE PREPACKAGED CHAPTER 11 CASE, IT WILL REQUEST AUTHORITY FROM THE BANKRUPTCY COURT TO PAY ALL UNDISPUTED TRADE CLAIMS AND CERTAIN OTHER CLASS 5 CLAIMS IN THE ORDINARY COURSE OF ITS BUSINESS.

  If Merisel commences the Reorganization Case, Merisel intends and the Plan provides that Class 1 Secured Claims and Class 5 General Unsecured Claims (including Trade Claims) will be unimpaired and that after confirmation of the Plan Creditors holding such Claims will be entitled to assert their Claims to the full extent of the legal and equitable rights of such Creditors as they existed immediately prior to the commencement of the Reorganization Case, but subject to all of the legal and equitable rights of the parties with respect to such Claims as such rights existed immediately prior to the filing of the Reorganization Case. Because Merisel is a holding company whose operating businesses are conducted by Merisel's Operating Companies, Merisel has few trade creditors. Merisel's Operating Companies, including, without limitation, Merisel Americas, Inc. and Merisel Canada, Inc., do not intend to commence Chapter 11 cases.

  Subject to Bankruptcy Court approval, the legal, equitable and contractual rights of the Holders of Class 1 Claims and Class 5 Claims are unaltered by the Plan and the maturity date or dates of such Claims shall be reinstated to the date or dates which existed in the agreements evidencing such Claims prior to any acceleration of such Claims, subject to the legal and equitable rights of the parties with respect to such Claims as they existed immediately prior to the filing of the Plan. Holders of Class 1 Claims and/or Class 5 Claims under rejected executory contracts and unexpired leases must file proofs of claim, and will be subject to the provisions of the Bankruptcy Code, however. Merisel will make payments required by section 1124(2) of the Bankruptcy Code to Holders of Class 1 Claims and Class 5 Claims on the Effective Date or as soon thereafter as is practicable, but in no event later than thirty days after the Effective Date. See "SUMMARY OF THE PLAN" herein.

  Under the Plan, Holders of Secured Claims and Unsecured Claims do not have to file, and should not file, proofs of claims with the court and no bar date will be enforced as to their Claims. Notwithstanding the previous sentence, any Holder of a Claim under an executory contract or an unexpired lease which has been rejected by Merisel must file a proof of claim with the Bankruptcy Court, a bar date will be enforced as to such Claims and Holders of such Claims will be subject to the provisions of the Bankruptcy Code. It is the intention of Merisel that, subject to successful Confirmation and consummation of the Plan, disputes, if any, relating to Secured Claims and Unsecured Claims (other than claims under rejected executory contracts or unexpired leases) will be determined, resolved or adjudicated in accordance with applicable law as if the Reorganization Case had not been filed.

                                   ANNEX IV

3. PROVISIONS FOR EMPLOYEES

  If Merisel files the Plan, Merisel intends for salaries or wages, as the case may be, accrued paid vacation, health-related benefits, severance benefits and similar employee benefits to be unaffected. Employee benefit claims that accrue prior to the Petition Date will receive unimpaired treatment under the terms of the Plan. See "SUMMARY OF THE PLAN" herein.

  The Holding Company, has only four (4) employees, three of whom are senior executive officers. In order to ensure the continuity of this work force and to further accommodate the unimpaired treatment of employee benefits, Merisel intends to seek the approval of the Bankruptcy Court, immediately upon commencement of the Prepackaged Chapter 11 Case, to honor payroll checks outstanding as of the Petition Date, to permit Merisel employees to utilize their paid vacation time which was accrued prior to the commencement of the Reorganization Case and to continue paying medical benefits under applicable employee health plans. Merisel also intends to seek authorization from the Bankruptcy Court to honor, pay and/or perform in the ordinary course, wages, salaries, paid vacation and other employee benefits which accrue after the Petition Date. There can be no assurance, however, that any necessary approval will be obtained. Employee claims and benefits not paid or honored, as the case may be, prior to the consummation of the Plan, will be paid or honored upon consummation or as soon thereafter as such payment or other obligation becomes due or payable. Merisel also intends to leave unaltered all other legal, equitable and contractual rights of employees under its employment and severance policies, compensation and benefit plans including any employee stock options or stock appreciation right agreement, and all other agreements, contracts and programs applicable to its employees. See "SUMMARY OF THE PLAN" herein.

VII. THE REORGANIZATION CASE

A. TIMETABLE FOR REORGANIZATION CASE

  Following the Petition Date, Merisel expects the Reorganization Case to proceed on the following estimated timetable. There can be no assurance, however, that the Bankruptcy Court's Orders to be entered on or after the Petition Date will permit the Reorganization Case to proceed as expeditiously as anticipated.

  Merisel anticipates that the hearing on confirmation of the Plan, at which the Bankruptcy Court would also consider whether the Solicitation complied with Section 1126(b) of the Bankruptcy Code so as to permit the prepetition votes on the Plan to be counted towards Confirmation, would occur on or about day 30 of the Reorganization Cases following at least 25 days notice of the Confirmation Hearing and of the time for filing objections to Confirmation of the Plan.

  Assuming that the Plan is confirmed at the initial Confirmation Hearing, the Plan provides that the Effective Date will be a Business Day, as determined by Merisel, that is as soon as reasonably practicable but that is at least 11 days after the Confirmation Date and on which: (a) no stay of the Confirmation Order is in effect and (b) all conditions to the Effective Date set forth in
Section IX of the Plan have been satisfied or waived (if available) pursuant to Section IX.C of the Plan.

  Under the foregoing timetable, Merisel would emerge from the Reorganization Case within 45 to 60 days after the Petition Date. There can be no assurance, however, that this projected timetable will be achieved.

B. ADVISORS TO THE COMPANY

  Merisel intends to seek bankruptcy court authorization to retain certain professionals to represent it and assist it in connection with the Reorganization Case. These professionals were consulted in connection with the negotiation and development of the Plan. These professionals may include, among others: (i) Skadden, Arps, Slate, Meagher & Flom LLP, as counsel for Merisel; (ii) Donaldson, Lufkin & Jenrette ("DLJ"), as financial advisors to Merisel, and (iii) Deloitte & Touche LLP, as accountants to Merisel.

                                   ANNEX IV

  For additional discussion of professional advisors retained by Merisel in connection with the Restructuring, see "ADVISORS AND REPRESENTATIVES" in Part A of the Exchange Restructuring Prospectus.

C. COMMITTEES

  To facilitate negotiations and otherwise provide for a unified and efficient representation of unsecured creditors and equity interest holders with similar rights and interests, the U.S. Trustee will generally appoint one or more statutory committees as soon as practicable after the Filing Date, pursuant to section 1102 of the Bankruptcy Code. Ordinarily, one committee will be appointed to represent unsecured creditors, but the U.S. Trustee may appoint additional committees to represent equity interest holders and/or creditors if deemed necessary to assure adequate representation of creditors or equity interest holders. A creditors committee will ordinarily consist of those creditors willing to serve who hold the seven largest claims against Merisel of those claims to be represented by the committee, or of the members of a prepetition committee if it was fairly chosen and is representative. The fees and expenses of such committees, including those of legal counsel and financial advisors, are paid for from Merisel's Estate.

  Merisel expects that, if the Reorganization Case is commenced, a request may be made to the U.S. Trustee to appoint the Ad Hoc Noteholders Committee as the official committee of unsecured creditors during the Reorganization Case. Holders of equity interests are not ordinarily represented by an official committee, but such a committee may be appointed if the Bankruptcy Court determines such an official committee to be necessary to assure the adequate representation of Interest Holders. Committees appointed by the U.S. Trustee would be considered parties in interest and would have a right to be heard on all matters concerning the Chapter 11 cases, including the Confirmation of the Plan and, additionally, would be entitled to consult with Merisel concerning the administration of the Reorganization Case and perform such other functions and services that would further the interests of those creditors or Interest Holders they represent.

D. ACTIONS TO BE TAKEN UPON COMMENCEMENT OF CASE

  Merisel does not expect the Reorganization Case to be protracted. To expedite its emergence from Chapter 11, Merisel intends to seek the relief detailed below, among other relief, from the Bankruptcy Court on the Petition Date. Such relief, if granted, will facilitate the administration of the Reorganization Case, but there can be no assurance, however, that the Bankruptcy Court will grant the relief sought.

  APPLICATIONS TO RETAIN PROFESSIONALS. Upon commencement of the reorganization Case, Merisel intends to file applications to retain the reorganization professionals who will assist and advise Merisel in connection with administration of the Reorganization Case. Merisel also intends to seek authority to retain certain professionals to assist with the operations of the Company's businesses in the ordinary course. Such so-called "ordinary course professionals" will not be involved in the administration of the Reorganization Case.

  MOTION TO WAIVE FILING OF SCHEDULES AND STATEMENT OF FINANCIAL
AFFAIRS. Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007 direct that debtors must prepare and file certain schedules of claims, executory contracts and unexpired leases and related information (the "Schedules") and a statement of financial affairs (the "Statement") when a Chapter 11 case is commenced. The purpose of filing the Schedules and the Statement is to provide a debtor's creditors, equity interest holders and other interested parties with sufficient information to make informed decisions regarding the debtor's reorganization. Filing the Schedules and the Statement, however, is not mandatory. A bankruptcy court may modify or dispense with the filing of the Schedules and the Statement pursuant to section 521 of the Bankruptcy Code. Merisel believes that the Reorganization Case constitutes an ideal case wherein the filing of the Statement and the Schedules should not be required. Therefore, Merisel intends to request that the Bankruptcy Court waive the necessity of filing the Schedules and the Statement.

  MOTION TO MAIL NOTICES AND TO PROVIDE ONLY PUBLICATION NOTICE OF MEETING OF CREDITORS TO UNIMPAIRED CREDITORS. Pursuant to the Bankruptcy Rules, the Clerk of the Bankruptcy Court, or another party that the

                                   ANNEX IV

Court may direct, must provide notice of the commencement of the Reorganization Cases and of the first statutory meeting of creditors held pursuant to section 341 of the Bankruptcy Code (the "Section 341 Meeting") to all creditors. In addition, at least two other notices, notice of the hearing on approval of Confirmation of the Plan and notice of the entry of an Order Confirming the Plan, must be given to all creditors and equity security Holders. Due to the size of the Reorganization Case and the large number of creditors and equity security holders, Merisel will request that Merisel, or its noticing agent, be authorized to mail all required notices in the Reorganization Case. In addition, because several classes of claims are not impaired under the Plan and will pass through the Reorganization Case unaffected, Merisel will request that it be authorized to provide only publication notice of the events set forth above, in one or more newspapers of national circulation, to Holders of Unimpaired Claims.

  MOTION TO CONTINUE USING EXISTING CASH MANAGEMENT SYSTEM. Because Merisel expects the Reorganization Case to be pending for less than two months, and because of the administrative hardship that any operating changes would impose on it, Merisel intends to seek authority to continue using its existing cash management system, bank accounts and business forms and to follow its internal investment and deposit guidelines. Absent the Bankruptcy Court's authorization of the continued use of Merisel's current cash management system, cash flow among Merisel and its Operating Companies would be impeded, to the detriment of Merisel's Estate and its creditors and shareholders.

  Continued use of its existing cash management system will facilitate Merisel's smooth and orderly transition into Chapter 11, minimize the disruption to its businesses while in Chapter 11, and expedite Merisel's emergence from Chapter 11. Requiring Merisel to adopt and implement a new cash management system would likely increase the costs of the Reorganization Case. For the same reasons, requiring Merisel to cancel its existing bank accounts and establish new accounts or create new business forms would only frustrate Merisel's efforts to reorganize expeditiously.

  In the event that the Bankruptcy Court authorizes Merisel to continue using its existing cash management system, Merisel will continue its pre-Petition Date, ordinary course practice of obtaining unsecured credit from, and incurring unsecured debt to, certain of its Subsidiaries. Merisel believes that such intercompany borrowing and cash management transactions will qualify as "ordinary course of business" credit transactions within the meaning of section 364(a) of the Bankruptcy Code.

  MOTION FOR AUTHORITY TO PAY PREPETITION TRADE CLAIMS. Trade Claims are defined in the Plan as prepetition General Unsecured Claims against Merisel arising from or with respect to the delivery of goods or services to Merisel in the ordinary course of Merisel's business. Trade Claims are included in Class 5. Notwithstanding provisions of the Bankruptcy Code that would otherwise require Merisel to defer payment of Trade Claims until the Effective Date, Merisel intends to seek authority from the Bankruptcy Court to pay Trade Claims in the ordinary course of its businesses.

  MOTION FOR AUTHORITY TO PAY PREPETITION EMPLOYEE WAGES AND ASSOCIATED BENEFITS. Merisel believes that any delay in paying prepetition compensation or benefits to its employees would destroy Merisel's relationships with employees and irreparably harm employee morale at a time when the dedication, confidence and cooperation of Merisel's employees are most critical. Accordingly, Merisel will seek authority to pay compensation and benefits which were accrued but unpaid as of the Petition Date.

  MOTION FOR AUTHORITY TO MAINTAIN WORKERS' COMPENSATION INSURANCE POLICIES AND TO PAY PREPETITION WORKERS' COMPENSATION CLAIMS. To ensure that Merisel's workers' compensation, automobile and general liability insurance coverages remain in effect, Merisel shall seek authority to assume and maintain their workers' compensation, automobile and general liability insurance policies. Likewise, to the extent necessary, Merisel shall also seek authority to pay retroactive prepetition premiums on certain other workers' compensation insurance policies and to honor prepetition workers' compensation claims. The failure to maintain such insurance by the payment of the premiums could subject Merisel or their officers to criminal penalties.

                                   ANNEX IV

VIII. OFFICERS AND DIRECTORS OF THE COMPANY

  For a discussion of the officers and directors of Merisel, see "MANAGEMENT" and "MANAGEMENT COMPENSATION" in Part A of the Exchange Offer.

  OFFICERS AND DIRECTORS OF REORGANIZED MERISEL. As of the Effective Date, the Persons identified in the Proxy Statement/Prospectus will serve as the initial members of the Board of Directors of Reorganized Merisel. Such Persons shall be deemed elected to the Board of Directors, and such elections shall be deemed effective as of the Effective Date, without any requirement of further action by stockholders of Merisel or Reorganized Merisel. The Persons identified in the Proxy Statement/Prospectus as the current officers of Merisel will serve as the initial officers of Reorganized Merisel as of the Effective Date. Subject to any requirement of Bankruptcy Court approval under section 1129(a) of the Bankruptcy Code, those persons designated as directors and officers of Reorganized Merisel in the Proxy Statement/Prospectus shall assume their offices as of the Effective Date and shall continue to serve in such capacities thereafter, pending further action of the Board of Directors or stockholders or Reorganized Merisel in accordance with the Reorganized Merisel Bylaws, Reorganized Merisel Certificate of Incorporation and applicable state law.

IX. SUMMARY OF THE PLAN

A. BRIEF EXPLANATION OF CHAPTER 11

  Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders, respectively, who hold substantially similar claims or interests with respect to the distribution of the value of a debtor's assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's Chapter 11 case.

  The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan and terminates all rights and interests of prepetition equity security holders.

  The following is an overview of certain material provisions of the Plan. The following summaries of the material provisions of the Plan do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Plan, including all exhibits thereto, all documents described therein and the definitions therein of certain terms used below.

B. GENERAL INFORMATION CONCERNING TREATMENT OF CLAIMS AND INTERESTS

  The Plan provides for payment in full or other Reinstatement of Administrative Claims, Priority Tax Claims, Priority Claims, Secured Claims, Subsidiary Debt Guaranty Claims and General Unsecured Claims. The Plan provides that Holders of Allowed Impaired 12.5% Notes Claims will receive New Common Stock in exchange for their Allowed Claims. The Plan also provides that Holders of Old Common Stock, which will be cancelled pursuant to the Plan, will receive New Common Stock and Warrants on account of their Allowed Old Common Stock. See "Securities To Be Issued And Transferred Under The Plan" in this Article X for a description of the

                                   ANNEX IV

New Common Stock, and "Description of Warrants" for a description of the New Series A Warrants and New Series B Warrants.

  To allow Merisel to complete a financial restructuring in the manner which will maximize its enterprise value, Merisel is soliciting prepetition acceptances of the Plan from Holders of Impaired 12.5% Notes Claims and Old Common Stock Interests prior to filing the Reorganization Case. Merisel presently intends to seek to consummate the Plan and to cause the Effective Date to occur as soon as practicable. There can be no assurance, however, as to when the Effective Date will actually occur. Procedures for the distribution of cash and securities pursuant to the Plan, including matters that are expected to affect the timing of the receipt of distributions by Holders of Claims and Interests in certain Classes and that could affect the amount of distributions ultimately received by such Holders, are described in "Distributions Under The Plan" in this Article X.

  Management of Merisel believes that the Plan provides consideration to all Classes of Claims and Interests reflecting an appropriate resolution of their Claims and Interests, taking into account the differing nature and priority of such Claims and Interests. The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Plan. Many of these tests are designed to protect the interests of Holders of Claims or Interests who do not vote to accept the Plan, but who will be bound by the provisions of the Plan if it is confirmed by the Bankruptcy Court. The "cramdown" provisions of section 1129(b) of the Bankruptcy Code, for example, permit confirmation of a Chapter 11 plan of reorganization in certain circumstances even if the plan is not accepted by all impaired classes of claims and interests. See Article XXIII herein--"Voting And Confirmation Of The Plan."

  Merisel reserves the right to request confirmation of the Plan pursuant to the cramdown provisions of section 1129(b) of the Bankruptcy Code and to amend the Plan if, and to the extent necessary, Class 6 Old Common Stock Interests fail to accept the Plan. Although Merisel believes that, if necessary, the Plan could be confirmed under the cramdown provisions of the Bankruptcy Code if certain Class 6 Common Stock Interests do not accept the Plan, there can be no assurance that the requirements of such provisions would be satisfied. If Class 4 12.5% Notes Claims do not vote to accept the Plan, cramdown of Class 6 Old Common Stock Interests is not possible.

C. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

  Section 1123 of the Bankruptcy Code provides that a plan of reorganization shall classify the claims of a debtor's creditors and equity interest holders. In compliance therewith, the Plan divides Claims and Interests into six Classes and sets forth the treatment for each Class. In accordance with section 1123(a), Administrative Claims and Priority Tax Claims have not been classified. Merisel also is required, under section 1122 of the Bankruptcy Code, to classify Claims against and Interests in Merisel into Classes that contain Claims and Interests that are substantially similar to the other Claims and Interests in such Classes. Merisel believes that the Plan has classified all Claims and Interests in compliance with the provisions of section 1122, but once the Reorganization Case has been commenced, it is possible that a Holder of a Claim or Interest may challenge the classification of Claims and Interests and that the Bankruptcy Court may find that a different classification is required for the Plan to be Confirmed. In such event, Merisel intends, to the extent permitted by the Bankruptcy Court and the Plan, to make such reasonable modifications of the classifications under the Plan to permit Confirmation and to use the Plan acceptances received in this solicitation for the purpose of obtaining the approval of the reconstituted Class or Classes of which the accepting Holder is ultimately deemed to be a member. Any such reclassification could adversely affect the Class in which such Holder was initially a member, or any other Class under the Plan, by changing the composition of such Class and the vote required of that Class for approval of the Plan. Furthermore, a reclassification of a Claim or Interest after approval of the Plan could necessitate a resolicitation of acceptances of the Plan.

  The classification of Claims and Interests and the nature of distributions to Holders of Impaired Claims or Impaired Interests in each Class are summarized below. See "Securities To Be Issued And Transferred Under The Plan" in this Article X for a description of the manner in which the number of shares of New Common

                                   ANNEX IV

Stock will be determined and "RISK FACTORS" herein for a discussion of various other factors that could materially affect the value of the New Common Stock distributed pursuant to the Plan.

  Except for Disputed Claims, distributions will be deemed made on the Effective Date if made on the Effective Date or as promptly thereafter as practicable, but in any event no later than (i) 10 days after the Effective Date or (ii) such later date when the applicable conditions under the Plan relating to such distributions are satisfied. See "Distributions Under The Plan" in this Article X for a discussion of Plan provisions that may affect the timing of distributions under the Plan. Distributions on account of Claims that become Allowed Claims after the Effective Date will be made pursuant to
Section V.B of the Plan (relating to timing and calculation of amounts to be distributed under the Plan) and Section V.I of the Plan (relating to distributions on account of Disputed Claims once they are Allowed). See
Section X.J herein.

1. UNCLASSIFIED CLAIMS

  The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include Administrative Claims and Priority Tax Claims. All distributions referred to below that are scheduled for the Effective Date will be made on the Effective Date or as soon as practicable thereafter.

  ADMINISTRATIVE CLAIMS. Under the Plan, each Holder of an Allowed Administrative Claim will receive cash equal to the unpaid portion of such Allowed Administrative Claim on the latest of (i) the Effective Date, (ii) the date on which such Claim becomes an Allowed Administrative Claim and (iii) the date on which such Claim becomes payable pursuant to any agreement between the Holder of such Claim and Merisel. Holders of Administrative Claims (other than Trade Claims arising in the ordinary course of business and employee claims) shall have until 60 days after the Effective Date to file requests for payment. Subject to certain additional requirements for professionals and certain other entities, each Holder of an Allowed Administrative Claim will receive on the Effective Date cash equal to the amount of such Allowed Administrative Claim, unless the Holder and Merisel or Reorganized Merisel agree to other terms; provided, however, that if incurred in the ordinary course of business or otherwise assumed by Merisel pursuant to the Plan (including Administrative Claims of governmental units for taxes), an Allowed Administrative Claim will be paid, performed or settled by Reorganized Merisel when due in accordance with the terms and conditions of the particular agreement(s) governing the obligation.

  CLAIMS BY PROFESSIONALS. Professionals or other entities requesting compensation or reimbursement of expenses pursuant to sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for post-petition services rendered before the Effective Date (including compensation requested pursuant to section 503(b)(4) of the Bankruptcy Code by any professional or other entity for making a substantial contribution in the Reorganization Case) must file and serve on Reorganized Merisel and counsel for Reorganized Merisel an application for final allowance of compensation and reimbursement of expenses no later than 60 days after the Effective Date, unless such filing and service deadline is extended by the Bankruptcy Court; provided, however, that any professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order without having filed an application may continue to receive compensation or reimbursement for services rendered before the Effective Date without further Bankruptcy Court review or approval pursuant to the Ordinary Course Professionals Order. Objections to applications of professionals or other entities for compensation or reimbursement of expenses must be filed and served on Merisel, counsel for Reorganized Merisel and the requesting professional or other entity no later than 30 days after the date on which the applicable application for compensation or reimbursement was filed.

  PRIORITY TAX CLAIMS. Unless otherwise agreed to by Merisel and a Holder of a Priority Tax Claim, each Holder of an Allowed Priority Tax Claim shall receive
(i) Cash equal to the unpaid portion of such Allowed Priority Tax Claim on the later of (a) the Effective Date and (b) the date on which such Claim becomes an Allowed Priority Tax Claim; or (ii) payment at such time as specified under applicable laws. The foregoing

                                   ANNEX IV
treatment of Allowed Priority Tax Claims is consistent with the provisions of section 1129(a)(9)(C) of the Bankruptcy Code, and the Holders of Allowed Priority Tax Claims are not entitled to vote on the Plan.

  The Internal Revenue Service has issued to the Company a report proposing the assessment of an additional income tax liability, including interest, of approximately $1.7 million in respect of the 1992 and 1993 taxable years. The Company has filed with the Internal Revenue Service an administrative appeal of the proposed assessment, intends to continue to vigorously contest the matter, and believes that it will ultimately prevail.

2. CLASSIFIED CLAIMS AND INTERESTS

  CLASS 1--SECURED CLAIMS. Class 1 consists of each Secured Claim secured by a security interest in or lien upon property in which Merisel's Estate has an interest. To the extent, if any, that the value of the collateral securing a Class 1 Secured Claim is less than the amount of such Allowed Claim, the difference will be treated as a Class 5 General Unsecured Claim.

  Class 1 Secured Claims are Unimpaired and, accordingly, are not entitled to vote for or against the Plan and will be deemed to have accepted the Plan. Holders of Claims in Class 1 will not be required to file proofs of claim, and no bar date will be enforced as to such Claims. Merisel is unaware of any material Secured Claims.

  On the Effective Date, or as soon thereafter as practicable, the Holder of an Allowed Class 1 Secured Claim, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Class 1 Secured Claim, shall, in the sole discretion of Merisel, (a) have its Allowed Class 1 Secured Claim Reinstated, or (b) receive such other treatment as Merisel and such holder shall have agreed upon in writing as announced at or prior to the Confirmation Hearing.

  CLASS 2--UNSECURED PRIORITY CLAIMS. Class 2 Claims are Unimpaired. Class 2 consists of all Allowed Unsecured Priority Claims. A Priority Claim is a Claim for an amount entitled to priority under Sections 507(a)(3), 507(a)(4), 507(a)(5) or 507(a)(6) of the Bankruptcy Code, and does not include any Administrative Claim or Tax Claim. These Unsecured Priority Claims include, among others: (a) unsecured Claims for accrued employee compensation earned within 90 days prior to the Petition Date, to the extent of $4,000 per employee; and (b) contributions to employee benefit plans arising from services rendered within 180 days prior to the Petition Date, but only for such plans to the extent of (i) the number of employees covered by such plans multiplied by $4,000, less (ii) the aggregate amount paid to such employees under Section 507(a)(3) of the Bankruptcy Code, plus the aggregate amount paid by the estate on behalf of such employees to any other employee benefit plan.

  The Plan provides that, unless otherwise agreed to by the parties, each Holder of an Allowed Claim in Class 2 will be paid the Allowed Amount of such Claim in full in Cash by Reorganized Merisel on the latest of (i) the Effective Date or as soon as practicable thereafter, (ii) the date such Claim becomes an Allowed Priority Claim, and (iii) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between Merisel and the Holder of such Claim. Allowed Claims in Class 2 are not Impaired under the Plan and the Holders of Allowed Claims in Class 2 will be deemed to have accepted the Plan.

  CLASS 3--SUBSIDIARY DEBT GUARANTY CLAIMS. Class 3 consists of each Subsidiary Guaranty Claim. Class 3 Claims are Unimpaired and, accordingly, Holders of such Claims are not entitled to vote for or against the Plan and will be deemed to have accepted the Plan. On the Effective Date, each Subsidiary Debt Guaranty Claim will be Reinstated or receive such other treatment agreed to by the Holder of such Claim. Under the Plan, Holders of Claims in Class 3 are not required to file proofs of claim with the Bankruptcy Court and no bar date would be enforced as to such Claims.

  CLASS 4--CLAIMS ARISING FROM 12.5% NOTES. Class 4 will consist of Claims arising under or related to the 12.5% Notes, including an aggregate principal amount of $125 million and aggregate accrued and unpaid interest of approximately $9.1 million through, but not including, the Petition Date (assuming the Petition Date

                                   ANNEX IV
occurs on July 31, 1997), plus all other amounts, if any, which accrued prior to the Petition Date on the 12.5% Notes. Class 4 is Impaired. Each Holder of an Allowed Class 4 Claim will receive on the Effective Date or as soon as practicable thereafter, on account of the unpaid principal amount plus unpaid interest and all other amounts, if any, which accrued prior to the Petition Date on its 12.5% Notes, 192.5 shares of New Common Stock for each $1,000 of 12.5% Notes held by such Holder.

  CLASS 5--GENERAL UNSECURED CLAIMS. Class 5 is Unimpaired. Class 5 consists of all Claims against Merisel, except Administrative Claims, Tax Claims and Claims in Classes 1 through 4, and including, but not limited to, Claims arising under damages resulting from the rejection of leases or executory contracts. Class 5 also includes Trade Claims, Securities Claims and pre-Petition Date Claims for indemnification of the kind described in Section X.D of the Plan.

  The Plan provides that unless otherwise agreed to by the parties, the legal, equitable and contractual rights of each Holder of an Allowed Claim in Class 5 will either (a) not be altered by the Plan or (b) at the option of Merisel, receive such other treatment that will result in such Allowed Claim being deemed unimpaired under Section 1124 of the Bankruptcy Code. Allowed Claims in Class 5 are not Impaired under the Plan and the Holders of Claims in Class 5 will be deemed to have accepted the Plan.

  Under the Plan, Holders of Claims in Class 5 would not be required to file proofs of claim with the Bankruptcy Court and no bar date would be enforced as to such Claims.

  CLASS 6--INTERESTS OF HOLDERS OF OLD COMMON STOCK. Class 6 is Impaired. Class 6 consists of Allowed Interests of Holders of Old Common Stock. On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 6 Claim will receive, on a Pro Rata basis, on account of each share of Old Common Stock which it holds: (i) .2 shares of New Common Stock, (ii) .0875 New Series A Warrants and (iii) .0875 New Series B Warrants.

3. ADDITIONAL INFORMATION REGARDING TREATMENT OF CERTAIN CLAIMS

  PROVISIONS FOR TRADE CREDITORS. If and when Merisel files the Plan, Merisel intends that all Claims of its trade creditors will be unimpaired and paid in full.

  A Trade Claim is defined in the Plan as any unsecured Claim against Merisel arising from (i) the delivery of goods or services in the ordinary course of business or (ii) insurance-related service (including insurance premiums). Trade Claim excludes Claims (i) arising under Section 502(g) and 502(e) of the Bankruptcy Code, (ii) of the type described in Section 726(a)(4) of the Bankruptcy Code, or (iii) arising in tort for personal injury or property loss.

  The Plan sets forth Merisel's intention to treat Trade Claims as if the Reorganization Case had never been commenced. Accordingly, after commencement of the Reorganization Cases, Merisel will seek Bankruptcy Court approval to pay in the ordinary course of business all outstanding Trade Claims to trade creditors who continue to provide normal trade credit terms to Merisel. Because Merisel is a holding company whose operating businesses are conducted by its Operating Companies, Merisel has few trade creditors. In any event, all Allowed Trade Claims in Class 5 that have become due and owing on or before the Effective Date (unless previously paid during the Reorganization Cases) will be paid in full, in cash (with interest, to the extent permitted by the Bankruptcy Court), on or as soon as practicable after the Effective Date, or at such other time as is mutually agreed upon by Merisel and the Holder of such Claim. If not due and owing on the Effective Date, Trade Claims will be Reinstated and paid in full in accordance with their respective terms or otherwise rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code. The legal, equitable, and contractual rights of the Holders of these Claims will be unaffected by the Plan.

  If the Plan is confirmed, Holders of Trade Claims will not be required to file proofs of claim with the Bankruptcy Court and no bar date will be enforced as to such Trade Claims. On and after the Effective Date

                                   ANNEX IV

(and, subject to Bankruptcy Court approval, prior to the Effective Date), all undisputed, non-contingent and liquidated Trade Claims not already paid will be paid in full or in the ordinary course of business of Reorganized Merisel. If Merisel disputes any Trade Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in the manner in which such dispute would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Reorganization Case had not been commenced.

  Any Claim arising from the rejection of an executory contract or unexpired lease under the Plan does not constitute a Trade Claim and will be paid when such Claim is Allowed by the Bankruptcy Court. See "Executory Contracts and Unexpired Leases" in this Article X.

  PROVISIONS FOR EMPLOYEES. If and when Merisel files the Plan, Merisel intends that salaries or wages, as the case may be, accrued paid vacation, health related benefits, severance benefits, field management and executive/administrative management incentive plans and similar employee benefits will be unaffected. Employee Claims that accrue pre-petition will receive Unimpaired treatment under the terms of the Plan. To ensure the continuity of Merisel's work force and to further accommodate the unimpaired treatment of employee benefits, Merisel intends to seek immediate authorization from the Bankruptcy Court to honor payroll checks outstanding as of the Petition Date (or to issue replacement checks), to permit employees to utilize paid vacation time accrued prior to the Petition Date (so long as they remain employees of Merisel) and to continue paying medical and other benefits under all applicable insurance plans. All undisputed, non-contingent and liquidated Employee Claims and benefits not paid or honored prior to consummation of the Plan will be paid or honored upon consummation of the Plan or as soon thereafter as such payment or other obligation becomes due or performable. Employees will not be required to file proofs of claim on account of Employee Claims. If Merisel disputes any Employee Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in the manner in which such dispute would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Reorganization Case had not been commenced.

  TREATMENT OF LITIGATION CLAIMS. See "BUSINESS AND PROPERTIES OF THE COMPANY--Legal Proceedings" in Part A of the Exchange Offer for a description of the Securities Litigation and the Tech Pacific Claim.

  Under the Plan, all Claims asserted in or arising out of disputed litigation pending on the Petition Date, including ordinary course legal proceedings, the Securities Litigation and the Tech Pacific Litigation (collectively, the "Disputed Litigation Claims"), will be treated as Class 5 General Unsecured Claims. Accordingly, if the Plan is confirmed, Holders of such Disputed Litigation Claims will not be required to file proofs of claim with the Bankruptcy Court and no bar date will be enforced as to such Claims. Disputed Litigation Claims will be determined, resolved or adjudicated, as the case may be, in the manner in which such litigation would have been determined, resolved or adjudicated, if the Reorganization Case had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Reorganization Case had not been commenced.

D. SECURITIES TO BE ISSUED AND TRANSFERRED UNDER THE PLAN

  A DESCRIPTION OF THE NEW COMMON STOCK AND WARRANTS TO BE ISSUED AND TRANSFERRED UNDER THE PLAN IS SET FORTH BELOW.

  As of the Effective Date, Reorganized Merisel will issue the New Common Stock and the Warrants. The New Common Stock will be issued for distribution in accordance with the Plan to Holders of Allowed Class 4 Claims and Allowed Class 6 Interests. The Warrants will be issued for distribution in accordance with the Plan to Holders of Allowed Class 6 Interests.

                                   ANNEX IV

1. THE NEW COMMON STOCK

  For a description of the New Common Stock, see "DESCRIPTION OF NEW COMMON STOCK" in Part A of the Exchange Restructuring Prospectus.

2. THE WARRANTS

  For a description of the Warrants, see "DESCRIPTION OF WARRANTS" in the Proxy Statement/ Prospectus.

3. MARKET AND TRADING INFORMATION

  For information relating to the market for the New Common Stock and Warrants, see "MARKET AND TRADING INFORMATION" in the Proxy
Statement/Prospectus.

E. SOURCES OF CASH TO MAKE PLAN DISTRIBUTIONS

  Except as otherwise provided in the Plan or the Confirmation Order, all cash necessary for Reorganized Merisel to make payments pursuant to the Plan will be obtained from Reorganized Merisel's cash balances and the operations of Merisel or Reorganized Merisel.

F. CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN

  The Plan provides for certain conditions precedent to Confirmation and the Effective Date of the Plan. The Plan also provides for waiver of such conditions. See Article X of the Plan.

G. MODIFICATION OR REVOCATION OF THE PLAN; SEVERABILITY

  The Plan provides that Merisel may seek to amend, modify or revoke the Plan at any time prior to the Confirmation Date in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Bankruptcy Code, except as the Bankruptcy Court may otherwise order. The Plan also provides for severability of Plan provisions. See Sections XI.B, XI.C and XI.D of the Plan.

H. DISTRIBUTIONS UNDER THE PLAN

  The Plan contains provisions for distributions of Cash, New Common Stock and Warrant as required under the Plan. See Sections V.A-G of the Plan.

I. OBJECTIONS TO CLAIMS AND AUTHORITY TO PROSECUTE OBJECTIONS; CLAIMS
RESOLUTION

  The Plan provides for objections to Claims, Disputed Claims, resolution of Disputed Claims and distributions on account of Disputed Claims, once they are Allowed. See Sections V.H-I of the Plan.

J. SETOFFS

  The Plan makes provisions for setoffs pursuant to section 553 of the Bankruptcy Code and applicable nonbankruptcy law. See Section V.J of the Plan.

K. EXECUTORY CONTRACTS AND UNEXPIRED LEASES

  Under section 365 of the Bankruptcy Code, Merisel has the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If an executory contract or unexpired lease entered into before the Petition Date is rejected by Merisel, it will be treated as if Merisel breached such contract or

                                   ANNEX IV
lease on the date immediately preceding the Petition Date, and the other party to the agreement may assert an Unsecured Claim for damages incurred as a result of the rejection. In the case of rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by sections 365 and 502 of the Bankruptcy Code. See Article VII of the Plan.

L. CONTINUED CORPORATE EXISTENCE; VESTING OF ASSETS IN REORGANIZED MERISEL

  Reorganized Merisel will exist after the Effective Date as a separate corporate entity, with all of the powers of a corporation under the general corporation law of Delaware, and without prejudice to any right to alter or terminate its existence (whether by merger or otherwise). The Reorganized Merisel Certificate of Incorporation and the Reorganized Merisel Bylaws will be substantially similar to the current Restated Certificate of Incorporation and Bylaws of Merisel, copies of which are attached as exhibits to this Prospectus is a part. Pursuant to section 1123 of the Bankruptcy Code, the Reorganized Merisel Certificate of Incorporation will prohibit the issuance of nonvoting equity securities. Accordingly, any preferred stock issued by Reorganized Merisel will have minimum voting rights as required by the Bankruptcy Code.

  Except as otherwise provided in the Plan, on and after the Effective Date, all property of the Estate, including all claims, rights and causes of action (other than those released pursuant to Section XI.C of the Plan), and any property acquired by Merisel or Reorganized Merisel under or in connection with the Plan, will vest in Reorganized Merisel free and clear of all Claims, liens, charges, encumbrances and Interests. On and after the Effective Date, Reorganized Merisel may operate its businesses and may use, acquire and dispose of property and compromise or settle any Claims or Interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, Reorganized Merisel may pay the charges that it incurs on or after the Effective Date for professionals' fees, disbursements, expenses or related support services without application to the Bankruptcy Court, except for compensation or reimbursement of expenses for any services rendered after the Effective Date in connection with any applications for compensation and reimbursement pending on the Effective Date or Filed and served after the Effective Date pursuant to Section IV.A.1.C.(2) of the Plan.

M. PRESERVATION OF RIGHTS OF ACTION HELD BY MERISEL OR REORGANIZED MERISEL

  Except as provided in the Plan, or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, Reorganized Merisel will retain and may enforce any claims, rights and causes of action that Merisel or its Estate may hold against any entity. Reorganized Merisel or its successors may pursue such retained claims, rights or causes of action, as appropriate, in accordance with the best interests of Reorganized Merisel.

N. DISCHARGE OF CLAIMS AND TERMINATION OF INTERESTS; RELATED INJUNCTION

  The Plan provides for discharge of Claims against and Interests in Merisel and a related injunction pursuant to section 524 of the Bankruptcy Code. See
Section X.A of the Plan.

O. RELEASES AND CERTAIN SETTLEMENTS UNDER THE PLAN; RELATED INJUNCTION;
INDEMNITY

  On the Effective Date, Merisel will release unconditionally (i) each of Merisel's officers, directors, shareholders, employees, consultants, attorneys, accountants, financial advisors and other representatives, (ii) the Creditors' Committee and, solely in their capacity as members or representatives of the Creditors' Committee, each member, consultant, attorney, accountant or other representative of the Creditors' Committee,
(iii) Ad Hoc Noteholders Committee and, solely in their capacity as members or representatives of the Ad Hoc Noteholders Committee, each member, consultant, attorney, accountant or other representative of the Ad Hoc Debentureholders Committee and (iv) the Indenture Trustees, in their respective capacities as Indenture Trustee (the entities specified in clauses (i), (ii), (iii), and
(iv) and their respective Designated Professionals are referred

                                   ANNEX IV
to collectively as the "Releasees"), from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Releasees, Merisel, the Reorganization Case or the Plan. Merisel is unaware of and does not believe that there are any particular claims against any of the Releasees and therefore is not receiving any consideration for the releases. Provision for such releases may be part of a plan under the Bankruptcy Code. The proposed releases will not be effectuated absent Bankruptcy Court approval of the Plan, and Merisel does not intend to seek independent or separate Bankruptcy Court approval of the releases.

  Merisel has indemnified its officers, directors, employees, consultants, attorneys, financial advisors, accountants and other representatives for any matter in connection with or related to the Plan and the reorganization other than matters arising from such person's gross negligence or willful misconduct. The indemnification obligations will be assumed by Reorganized Merisel. Merisel is not aware of any claims against any of the entities that it has indemnified, other than the Securities Litigation and Tech Pacific Claim described in "BUSINESS AND PROPERTIES OF THE COMPANY--Legal Proceedings" in Part A of the Exchange Restructuring Prospectus.

P. LIMITATION OF LIABILITY

  Section 1125(e) of the Bankruptcy Code provides in general that a person who, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, either (i) solicits acceptance or rejection of a plan of reorganization or (ii) participates in the offer, issuance, sale or purchase of a security under a plan, is not liable on account of such solicitation or participation for violation of any applicable law governing solicitation of acceptance or rejection of a plan of reorganization or the offer, issuance, sale or purchase of securities under a plan. If Merisel commences the Reorganization Case and files the Plan with the Bankruptcy Court, Merisel will be able to confirm the Plan based on the prepetition acceptances that it has solicited only if the Bankruptcy Court finds that the solicitation of acceptances and rejections from Holders of Claims and Holders of Interests was in compliance with applicable bankruptcy law including the Securities Act and the Exchange Act and the rules and regulations thereunder and the provisions of sections 1125 and 1126 of the Bankruptcy Code. If the Bankruptcy Court makes such a finding, management of Merisel believes that the limitations of liability provided under section 1125(e) of the Bankruptcy Code will be applied to this solicitation of acceptances of the Plan.

  In addition, section 1123(b)(6) of the Bankruptcy Code provides that a plan of reorganization may contain any appropriate provision that is not inconsistent with the applicable provisions of the Bankruptcy Code. Pursuant to this provision, the Plan provides for a limitation of liability for certain participants in the Plan process. Specifically, Merisel, Reorganized Merisel, the Ad Hoc Noteholders Committee, any of their respective post-Petition Date employees, officers, directors, agents, or representatives, and any professional persons employed by any of them (a "Plan Participant") will neither have nor incur any liability to any entity, including, specifically any Holder of a Claim or Interest, for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, Confirmation or consummation of the Plan, the Proxy Statement/Prospectus, the Confirmation Order or any contract, instrument, release or other agreement or document created or entered into, or any other act taken or omitted to be taken in connection with the Plan. Reorganized Merisel will also indemnify each Plan Participant, hold each Plan Participant harmless from, and reimburse each Plan Participant for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by a Plan Participant arising from any liability described in Section X.B of the Plan.

Q. RETENTION OF BANKRUPTCY COURT JURISDICTION

  The Plan provides that, with respect to certain matters, the Bankruptcy Court will retain jurisdiction over the Reorganization Case after the Effective Date. See Section X.G of the Plan.

                                   ANNEX IV

X. RISK FACTORS

  THE NEW COMMON STOCK AND THE WARRANTS TO BE ISSUED PURSUANT TO THE PLAN ARE SUBJECT TO A NUMBER OF MATERIAL RISKS. THE HOLDER OF AN IMPAIRED CLAIM AGAINST OR IMPAIRED INTEREST IN MERISEL SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE DECIDING WHETHER TO VOTE TO ACCEPT OR TO REJECT THE PLAN. FOR DISCUSSION OF ADDITIONAL RISKS ASSOCIATED WITH THE RESTRUCTURING, SEE "RISK FACTORS" IN PART A OF THE EXCHANGE RESTRUCTURING PROSPECTUS.

A. DISRUPTION OF OPERATIONS RELATING TO BANKRUPTCY FILING

  Merisel's solicitation of acceptances of the Plan, or any subsequent commencement of the Reorganization Case, even in connection with the Plan, could adversely affect Merisel's and its Operating Companies' relationships with their customers, suppliers or employees. If Merisel's and its Operating Companies' relationships with customers, suppliers or employees are adversely affected, the Company's operations could be materially affected. Weakened operating results could adversely affect Merisel's ability to obtain confirmation of the Plan or to avoid financial difficulties after consummation of the Plan. Merisel anticipates, however, that it will have sufficient cash to service the obligations that it intends to pay during the period prior to and through the consummation of the Plan.

  MERISEL DOES NOT CURRENTLY INTEND TO COMMENCE A CASE UNDER CHAPTER 11 OF THE BANKRUPTCY CODE WITH RESPECT TO ANY OF ITS OPERATING COMPANIES OR TO INCLUDE ANY OF ITS OPERATING COMPANIES IN MERISEL'S PREPACKAGED CHAPTER 11 CASE.

B. CERTAIN RISKS OF NON-CONFIRMATION

  Even if the requisite acceptances are received, there can be no assurance that the Bankruptcy Court will confirm the Plan. A non-accepting creditor of Merisel or a stockholder of Merisel might challenge the adequacy of the disclosure or the balloting procedures and results as not being in compliance with the Bankruptcy Code. Even if the Bankruptcy Court were to determine that the disclosure and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it were to find that any statutory conditions to confirmation had not been met. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Bankruptcy Court that the confirmation of the Plan is not likely to be followed by a liquidation or a need for further financial reorganization and that the value of distributions to non-accepting creditors and Interest Holders will not be less than the value of distributions such creditors and Interest Holders would receive if the debtor were liquidated under Chapter 7 of the Bankruptcy Code. See Sections XXI.B, "Best Interest Test" and Section XXI.C, "Chapter 7 Liquidation Analysis." There can be no assurance that the Bankruptcy Court will conclude that these requirements have been met, but Merisel believes that the Bankruptcy Court should be able to find that the Plan will not be followed by a need for further financial reorganization and that non-accepting creditors and Interest Holders will receive distributions at least as great as would be received following a liquidation pursuant to Chapter 7 of the Bankruptcy Code. See "VOTING AND CONFIRMATION OF THE PLAN" herein.

  Additionally, even if the required acceptances of each of Class 4 and Class 6 are received, the Bankruptcy Court might find that the Solicitation did not comply with the solicitation requirements made applicable by subsection 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). In such an event, Merisel may seek to resolicit acceptances, but confirmation of the Plan could be substantially delayed and possibly jeopardized. Merisel believes that its Solicitation of acceptances of the Plan complies with the requirements of subsection 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b), that duly executed Ballots and Master Ballots will be in compliance with applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, and that, if sufficient acceptances are received, the Plan should be confirmed by the Bankruptcy Court. Merisel, however, expressly reserves the right not to file the Plan and to pursue other alternatives.

  Should the Bankruptcy Court fail to confirm the Plan after the Reorganization Case has been filed, Merisel would then consider all financial alternatives available to it at the time, which may include an effort to sell in the

                                   ANNEX IV

Chapter 11 case all or a part of Merisel's business or an equity interest in Merisel and the negotiation and filing of an alternative reorganization plan. Pursuit of any such alternative could result in a protracted and non-orderly reorganization with all the attendant risk of adverse consequences to its and its Operating Companies' businesses, operations, employees, customers and supplier relations and their ultimate ability to function effectively and competitively.

  Even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that Merisel would not thereafter suffer a disruption in its business operations as a result of filing the Reorganization Case.

  The confirmation and consummation of the Plan are also subject to certain conditions. See Section IX.G herein, "Conditions Precedent To Confirmation And Consummation Of The Plan."

  If the Plan, or a plan determined not to require resolicitation of any Classes by the Bankruptcy Court, were not to be confirmed, it is unclear whether a reorganization could be implemented and what holders of Claims and Interests would ultimately receive with respect to their Claims and Interests. If an alternative reorganization could not be agreed to, it is possible that Merisel would have to liquidate its assets, in which case Holders of Claims and Interests could receive less than they would have received pursuant to the Plan.

C. CERTAIN BANKRUPTCY CONSIDERATIONS

1. TREATMENT OF THE WARRANTS

  In the event of a subsequent bankruptcy case involving Merisel, it is likely that the Warrants, which will be received by Holders of Old Common Stock in partial consideration for dilution of their ownership interest in Merisel, would be treated as equity securities, and that the equity interests of holders of the Warrants would be of similar priority to the equity interests of holders of New Common Stock. Despite the similar priority, however, the Warrants may receive less favorable treatment than the New Common Stock in a subsequent bankruptcy case, because the equity interests in Reorganized Merisel represented by the Warrants would not be so direct as the equity interests in Reorganized Merisel represented by the New Common Stock.

2. FAILURE TO FILE PREPACKAGED PLAN

  Absent the Restructuring, Merisel does not believe it will be able to satisfy its debt obligations without a refinancing of its indebtedness under the Operating Companies' Loan Agreements or obtaining additional waivers or amendments to such agreements, and there can be no assurance that the Company will be able to obtain such refinancing, waivers or amendments. If the Exchange Restructuring is not consummated, but Ballots and Master Ballots containing votes to accept the Plan are received in sufficient amounts and numbers, in Merisel's judgment, to confirm the Plan, Merisel expects to (but expressly reserves the right not to) file a prepackaged Chapter 11 case and use such Ballots and Master Ballots to confirm the Plan. Merisel believes that obtaining sufficient acceptances before commencing a bankruptcy case would be preferable from the point of view of its creditors, stockholders and other constituents because such acceptances can reduce disputes during such a case concerning the reorganization of Merisel and should, therefore, substantially reduce the time and costs of such a case, result in a larger distribution to Merisel's creditors and stockholders than would be available under a non-prepackaged reorganization under Chapter 11 of the Bankruptcy Code or a liquidation under Chapter 7 of the Bankruptcy Code (in the absence of other alternatives) and afford Merisel the best opportunity to accomplish the Restructuring in a bankruptcy case. If the Exchange Restructuring is not consummated and Merisel does not have the necessary acceptances to confirm the Plan, Merisel might nevertheless file a petition for relief under Chapter 11 of the Bankruptcy Code and seek confirmation of the Plan notwithstanding the dissent of certain Class 6 Old Common Stock Interests. See "Section XXIII.K", "Acceptance Or Cramdown." In such event, Merisel would seek to satisfy the Bankruptcy Code standards for confirmation by means of a "cramdown," which could require that the Plan be modified in a manner which would be material to any class which has rejected the Plan and any class junior to any class which has rejected the Plan. Alternatively, Merisel may seek to accomplish an alternative restructuring of its capitalization and its obligations to its stockholders

                                   ANNEX IV
and creditors and obtain their consent to any such restructuring plan with or without a pre-approved plan of reorganization or otherwise. See "ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN" herein. There can, however, be no assurance that any alternative restructuring arrangement or plan would result in a reorganization of Merisel other than a liquidation, or that any such reorganization would be on terms as favorable to the Holders of Claims and Holders of Interests as the terms of the Plan. There is a risk that distributions to Holders of Claims and Interests under a liquidation or under a protracted and non-orderly reorganization would be substantially delayed and diminished.

  For purposes of comparison with the anticipated distributions under the Prepackaged Plan, the Corporation has prepared an analysis of estimated recoveries in a liquidation under Chapter 7 of the Bankruptcy Code. See "Section XXI.C" herein, "Chapter 7 Liquidation Analysis." A description of procedures followed and the assumptions and qualifications in connection with this analysis is set forth in the notes thereto. See "Best Interests Test" under "SUMMARY OF PREPACKAGED PLAN--Confirmation of the Prepackaged Plan," for a general discussion of the liquidation analysis.

3. EFFECT ON OPERATIONS

  Merisel believes that the Solicitation and any subsequent commencement of a Chapter 11 Case in connection with the Plan should not materially adversely affect Merisel's and its Operating Companies' relationships with customers, employees and suppliers, provided that Merisel can demonstrate sufficient liquidity to continue to operate the business and a likelihood of success for the Prepackaged Restructuring in a reasonably short time frame. Merisel believes that the Solicitation offers the most expeditious means to achieve the Prepackaged Restructuring.

  It is possible that despite the belief and intent of the Company, the Solicitation or any subsequent commencement of a Chapter 11 case could adversely affect the relationships between Merisel, its Operating Companies and their employees, customers and suppliers. There is a risk that, due to uncertainty about Merisel's future, (i) employees may be distracted from performance of their duties or more easily attracted to other career opportunities, (ii) customers may seek alternative sources of supply or require financial assurances of future performance and (iii) suppliers may restrict ordinary credit terms or require financial assurances of performance. If such relationships were adversely affected, Merisel and its Operating Companies' financial performance and working capital position could materially deteriorate. This deterioration could adversely affect Merisel's ability to complete the Solicitation or, if such Solicitation is successfully completed, to obtain confirmation of the Plan.

4. NONCONSENSUAL CONFIRMATION

  In the event that Impaired Class 6 Old Equity Interests do not accept the Plan, pursuant to the "cramdown" provisions of the Bankruptcy Code, the Bankruptcy Court may nevertheless confirm the Plan at Merisel's request if Class 4 12.5% Notes Claims have accepted the Plan (with such acceptance being determined without including the acceptance of any "insider" in such Class), and the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to Class 6. See Section XXI.C herein, "Chapter 7 Liquidation Analysis." In the event that Class 6 Old Common Stock Interests fail to accept the Plan in accordance with subsection 1129(a)(8) of the Bankruptcy Code, the Company reserves the right to request Confirmation of the Plan without the acceptance of Class 6 in accordance with subsection 1129(b) of the Bankruptcy Code. Merisel, however, will not seek Confirmation of the Plan unless it is accepted by Class 4.

  The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the United States Bankruptcy Code. However, if a majority of Stockholders elect not to support the Restructuring after their review of all the facts and circumstances existing at that time, the Company does not presently believe that attempting to force confirmation of the Prepackaged Plan under the "cram-down" provisions would necessarily be in the best interests of the Company and the Company has no present intention

                                   ANNEX IV
to do so. Although the Limited Waiver Agreement requires, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations), the filing of a Chapter 11 petition on the Prepackaged Plan and that the Company take steps that are both necessary and desirable to confirm the Prepackaged Plan, the Agreement does not by its terms require that the Company seek confirmation of the Prepackaged Plan under the cram-down provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan. Moreover, the Company has specifically rejected requests by representatives of the Ad Hoc Noteholders' Committee, both before and after the execution of the Limited Waiver Agreement, for the Company's agreement to proceed with confirmation of the Prepackaged Plan under those provisions. Accordingly, for the foregoing reasons, unless the requisite Stockholder acceptances have been obtained for the Prepackaged Plan, the Company does not currently believe filing a Chapter 11 petition to seek confirmation of the Prepackaged Plan under the cram-down provisions would be consistent with its fiduciary obligations as presently conceived or be both necessary and desirable.

  The Ad Hoc Noteholders Committee has advised the Company that it disputes the Company's interpretation of the Limited Waiver Agreement in this regard and believes that the Company is obligated to file and confirm the Prepackaged Plan regardless of the outcome of the Stockholder vote.

XI. OWNERSHIP OF CAPITAL SECURITIES

  For a discussion of the ownership of Capital Securities, see "OWNERSHIP OF COMMON STOCK" in Part A of the Exchange Restructuring Prospectus.

XII. MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY

  For a discussion of the market prices of the Old Common Stock and its dividend history, see "MARKET PRICES OF OLD COMMON STOCK; DIVIDEND HISTORY" in Part A of the Prospectus.

XIII. MARKET PRICES OF 12.5% NOTES

  For a discussion of the market prices of the 12.5% Notes, see "MARKET PRICES OF 12.5% NOTES" in Part A of the Exchange Restructuring Prospectus.

XIV. APPLICATION OF SECURITIES ACT

A. THE SOLICITATION

  The Company has registered under the Securities Act of 1933, as amended (the "Securities Act"), the offer to exchange New Common Stock and Warrants for 12.5% Notes and Old Common Stock which may be deemed to be made by the Company pursuant to the Solicitation.

B. ISSUANCE OF NEW SECURITIES PURSUANT TO THE PLAN

  Generally, section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if all of the following conditions are satisfied: (i) the securities are issued by a debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the distribution of the New Common Stock and the Warrants pursuant to the Plan would satisfy the aforementioned requirements, and the Company may rely on the section 1145 exemption in respect of such issuance.


                                   ANNEX IV

  Any New Common Stock and Warrants issued pursuant to the section 1145 exemption may be resold by the holders thereof without restriction, unless, as more fully described below, any such holder is deemed to be an "underwriter" with respect to such securities, as defined in section 1145(b)(1) of the Bankruptcy Code. Generally, section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as any person who (A) purchases a claim against, or interest in, a bankruptcy case, with a view towards the distribution of any security to be received in exchange for such claim or interest, (B) offers to sell securities issued under a bankruptcy plan on behalf of the holders of such securities, (C) offers to buy securities issued under a bankruptcy plan from persons receiving such securities, if the offer to buy is made with a view towards distribution of such securities, or (D) is an issuer as contemplated by section 2(11) of the Securities Act. Although the definition of the term "issuer" appears in section 2(4) of the Securities Act, the reference (contained in section 1145(b)(1)(D) is an issuer as contemplated by section 2(11) of the Securities Act purports to include as "underwriters" all persons who, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, an issuer of securities. "Control" (as such term is defined in Rule 405 of Regulation C under the Securities Act) means the possession, directly or indirectly, of the power to direct or cause the direction of the policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor (or its successor) under a plan or reorganization may be deemed to be a "control person," particularly if such management position is coupled with the ownership of a significant percentage of the debtor's (or successor's) voting securities. Moreover, the legislative history of section 1145 of the Bankruptcy Code suggests that a creditor who owns at least 10 percent of the securities of a reorganized debtor may be presumed to be a "control person."

  BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, MERISEL MAKES NO REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN.

  MOREOVER, SUCH SECURITIES, OR THE DOCUMENTS THAT ESTABLISH THE TERMS AND PROVISIONS THEREOF, MAY CONTAIN TERMS AND LEGENDS THAT RESTRICT OR INDICATE THE EXISTENCE OF RESTRICTIONS ON THE TRANSFERABILITY OF SUCH SECURITIES.

  MERISEL RECOMMENDS THAT RECIPIENTS OF SECURITIES UNDER THE PLAN CONSULT WITH LEGAL COUNSEL CONCERNING THE LIMITATIONS ON THEIR ABILITY TO DISPOSE OF SUCH SECURITIES.

  There can be no assurance that an active market for any of the securities to be distributed under the Plan will develop and no assurance can be given as to the prices at which they might be traded.

XV. PREPACKAGED RESTRUCTURING ACCOUNTING TREATMENT

  For a discussion of pertinent accounting treatment of the Prepackaged Restructuring, see "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION" and "PROJECTED CONSOLIDATED FINANCIAL INFORMATION" in Part A of the Exchange Restructuring Prospectus.

XVI. DESCRIPTION OF INDEBTEDNESS OF THE COMPANY

  For a description of the principal terms of the indebtedness of the Company, see "DESCRIPTION OF INDEBTEDNESS OF THE COMPANY" of Part A of the Exchange Restructuring Prospectus.

XVII. DESCRIPTION OF 12.5% NOTES

  For a description of the 12.5% Notes, see "DESCRIPTION OF 12.5% NOTES" in Part A of the Exchange Restructuring Prospectus.

                                   ANNEX IV

XVIII. FINANCIAL PROJECTIONS AND ASSUMPTIONS USED

  For Merisel's financial projections and the assumptions underlying them, See "PROJECTED CONSOLIDATED FINANCIAL PROJECTIONS" in Part A of the Exchange Restructuring Prospectus.

XIX. PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  For a discussion of the Company's pro forma financial statements, See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" in Part A of the Exchange Restructuring Prospectus.

XX. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

  The following is a summary of certain Federal income tax consequences expected to result from the consummation of the Plan to Holders of 12.5% Notes, Holders of Old Common Stock, and the Company and is for general information purposes only. This summary is based on the Federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of Federal income taxation which may be important to particular Holders of 12.5% Notes or Holders of Old Common Stock in light of their individual investment circumstances, including Holders who acquired their Old Common Stock pursuant to the exercise of stock options or otherwise as compensation, or to Holders of 12.5% Notes or Holders of Old Common Stock subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and foreign taxpayers). In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that Holders hold their 12.5% Notes or Old Common Stock, and will hold their New Common Stock and, in the case of Holders of Old Common Stock, Warrants, as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. Holders of 12.5% Notes and Holders of Old Common Stock are urged to consult their tax advisors regarding the specific Federal, state, local, and foreign income and other tax consequences resulting from the consummation of the Plan.

A. FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY

  CANCELLATION OF INDEBTEDNESS INCOME. Merisel will realize cancellation of indebtedness ("COI") income, for Federal income tax purposes, in an amount equal to the excess, if any, of the adjusted issue price of the 12.5% Notes (including any accrued but unpaid interest) over the fair market value of the New Common Stock received by Holders of 12.5% Notes pursuant to the Plan. COI income that is realized in a case under the Bankruptcy Code (i.e., pursuant to the Plan) will not be recognized under section 108 of the Code. Merisel will be required, however, to reduce certain of its tax attributes, such as its operating losses and net operating loss carryovers ("NOLs"), certain tax credits, and the basis of its assets, by the amount of the COI income that is not recognized.

  LIMITATION ON NET OPERATING LOSS CARRYOVERS. As a result of the confirmation and consummation of the Plan, Merisel will undergo an "ownership change" (generally, a 50% change in ownership) for purposes of section 382 of the Code and, accordingly, Merisel will be limited in its ability to use its NOLs and certain tax credit carryforwards (the "Section 382 Limitation") to offset future taxable income. The Section 382 Limitation will generally be determined by multiplying the value of Merisel's equity before the ownership change by the long-term tax-exempt rate (currently 5.64%). Because Merisel will undergo an ownership change in a case under the Bankruptcy Code, however, Merisel anticipates that the value of its equity for purposes of determining the
Section 382 Limitation would be adjusted to reflect the increase in such value arising from the cancellation of the 12.5% Notes.


                                   ANNEX IV

B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF 12.5% NOTES

  GENERAL. The Plan, if confirmed and consummated as described herein, will constitute a tax-free recapitalization for purposes of the Code. Accordingly, for Federal income tax purposes:

    (i) no gain or loss will be recognized by a Holder of 12.5% Notes upon the receipt of New Common Stock pursuant to the Plan, except that the Holder will (a) recognize gain or loss to the extent of any cash received in lieu of a fractional share or fractional Warrant and (b) recognize income to the extent of the value of the New Common Stock received pursuant to the Plan which is allocable to any interest on the notes that accrued on or after the beginning of the holder's holding period and which was not previously included in the Holder's taxable income (the "Accrued Interest");

    (ii) the aggregate tax basis of the New Common Stock received by a Holder of 12.5% Notes pursuant to the Plan will be the same as the aggregate tax basis of the notes exchanged therefor (reduced by any basis apportionable to any fractional share settled in cash as described above), except that the basis of the shares of New Common Stock received which are treated as attributable to Accrued Interest will be equal to the fair market value of such shares on the Effective Date; and

    (iii) the holding period of the New Common Stock in the hands of a Holder of 12.5% Notes will include the holding period of the notes exchanged therefor, except that the holding period of the New Common Stock treated as attributable to Accrued Interest will begin the day after the Effective Date.

  Market Discount. Holders of 12.5% Notes who acquired their notes at a "market discount" subsequent to the initial offering of the notes may be required to carry over any accrued (but unrecognized) market discount to the New Common Stock received pursuant to the Plan, which discount will be recognized as ordinary income upon disposition of such New Common Stock.

C. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF OLD COMMON STOCK

  GENERAL. In general, the receipt of New Common Stock and Warrants by Holders of Old Common Stock pursuant to the Plan will not be a taxable event, except a Holder will recognize gain or loss to the extent of any cash received in lieu of a fractional share or a fractional Warrant. Holders of Old Common Stock will be required to allocate the adjusted tax basis in their Old Common Stock (reduced by any basis apportionable to any fractional share settled in cash as described above) between the New Common Stock and the Warrants on the basis of their respective fair market values on the date of distribution. The holding period of the New Common Stock and the Warrants will include the holding period of the Old Common Stock.

  DISPOSITION. Upon a sale, exchange, or other disposition of the New Common Stock or the Warrants, a Holder will recognize a capital gain or loss in an amount equal to the difference between the amount realized and the Holder's adjusted tax basis in such New Common Stock or Warrants. Such gain or loss will be long-term if the New Common Stock or Warrants have been held for more than one year.

  EXERCISE OR LAPSE OF WARRANTS. Upon the exercise of a Warrant, a Holder will not recognize gain or loss and will have a tax basis in the New Common Stock received equal to the tax basis in such Holder's Warrant plus the exercise price thereof. The holding period for the New Common Stock received pursuant to the exercise of the Warrant will begin on the day following the date of exercise and will not include the period that the Holder held his Warrant.

  In the event that a Warrant lapses unexercised, a Holder will recognize a long-term capital loss in an amount equal to his tax basis in such Warrant.

  ADJUSTMENT TO EXERCISE PRICE. If at any time Reorganized Merisel makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes and, in

                                   ANNEX IV
accordance with the antidilution provisions of the Warrants, the Exercise Price is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to Holders of the Warrants. For example, a decrease in the Exercise Price in the event of distributions of cash or indebtedness of Reorganized Merisel will generally result in deemed dividend treatment to Holders, but generally a decrease in the event of stock dividends or the distribution of rights to subscribe for shares of New Common Stock will not.

XXI. FEASIBILITY OF THE PLAN AND THE BEST INTERESTS OF CREDITORS TEST

A. FEASIBILITY OF THE PLAN

  In connection with confirmation of the Plan, Section 1129(a)(11) requires that the Bankruptcy Court find that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of Merisel. This is the so-called "feasibility" test.

  To support its belief in the feasibility of the Plan, Merisel, with the assistance of the professionals retained in connection with the Exchange Restructuring, has prepared financial Projections for the period January 1, 1997 through December 31, 2001. The professionals have not performed an independent investigation of the accuracy or completeness of such financial Projections. See "FINANCIAL PROJECTIONS" in Part A of the Exchange Restructuring Prospectus.

  The Projections indicate that Reorganized Merisel should have sufficient cash flow to make the payments required under the Plan on the Effective Date and to repay and service its debt obligations and to maintain its operations. Accordingly, Merisel believes that the Plan complies with the standard of section 1129(a)(11) of the Bankruptcy Code. As noted in the Projections, however, Merisel cautions that no representations can be made as to the accuracy of the Projections or as to Reorganized Merisel's ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside the control of Merisel. Some assumptions inevitably will not materialize, and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect Merisel's financial results. As discussed elsewhere in this Disclosure Statement, there are numerous circumstances that may cause actual results to vary from the projected results, and the variations may be material and adverse. See "RISK FACTORS" herein for a discussion of certain risk factors that may affect financial feasibility of the Plan.

  THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY MERISEL'S INDEPENDENT CERTIFIED ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH HAVE NOT BEEN ACHIEVED TO DATE AND MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, LITIGATION, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF MERISEL. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY MERISEL, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

B. BEST INTERESTS TEST

  Even if the Plan is accepted by Impaired Class 4 Claims and Impaired Class 6 Interests, the Bankruptcy Code requires that the Bankruptcy Court find either that all members of an impaired class of Claims or Interests

                                   ANNEX IV
have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code.

  To calculate the probable distribution to members of each impaired class of holders of Claims or Interests if a debtor were liquidated under Chapter 7, the Bankruptcy Court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case were converted to a Chapter 7 case under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a sale of the debtor's assets by a Chapter 7 trustee.

  The amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs (including any break up or termination fees approved by the Bankruptcy Court) of both the Chapter 7 case and the Chapter 11 Case. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the debtor in its Chapter 11 case (such as compensation of attorneys, financial advisors, and accountants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 case. The liquidation itself could trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general claims or to make any distribution in respect of equity interests. The liquidation would also prompt the rejection of executory contracts and unexpired leases and thereby create a higher amounts of Unsecured Claims.

  Section 510(a) of the Bankruptcy Code provides that subordination agreements are enforceable in a bankruptcy case to the same extent that such subordination is enforceable under applicable non-bankruptcy law. Therefore, no class of claims that is contractually subordinated to another class would receive any payment on account of its claims, unless and until such senior class were paid in full.

  Once the Bankruptcy Court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors under the Plan, then the Plan is not in the best interests of creditors and cannot be confirmed by the Bankruptcy Court. Under a Chapter 7 liquidation, no class of claims that is junior to a class of claims may be paid unless the senior class of claims is paid in full. As shown in the Liquidation Analysis, Merisel currently believes that each Holder of 12.5% Notes in Impaired Class 4 and each Holder of Old Common Stock in Class 6 will likely receive more under the Plan than they would receive if Merisel were liquidated and that the Plan should therefore meet the requirements of Section 1129(a)(7).

C. CHAPTER 7 LIQUIDATION ANALYSIS

  The liquidation proceeds available to Merisel for distribution to Holders of Claims against and Interests in Merisel would consist of net proceeds from the disposition of the continuing operations of its wholly-owned Subsidiary, Merisel Americas, Inc., augmented by other cash held and generated during the assumed holding period stated herein by Merisel and after deducting the incremental expenses of operating the businesses pending disposition. To estimate the potential returns to Holders of Claims and Interests in a Chapter 7 liquidation, Merisel determined, as might a Bankruptcy Court conducting such an analysis, the amount of liquidation proceeds that might be available for distribution and the allocation of such proceeds among the Classes of Claims and Interests based on their relative priority. Merisel considered a number of factors and data, including the market value based on a multiple of EBITDA, defined as earnings before interest, taxes, depreciation and

                                   ANNEX IV
amortization (EBITDA), of publicly traded companies reasonably comparable to the operating businesses of the Company. Merisel has valued the Company in its entirety based on a multiple of EBITDA.

  For the purposes of this analysis, Merisel has not considered any valuation of the Operating Companies implied by the offer received by Merisel from Stonington Partners, Inc., see "RECENT DEVELOPMENTS" in Part A of the Exchange Restructuring Prospectus. There can be no assurance, however, that a Bankruptcy Court would exclude consideration of an offer to purchase all or substantially all of the assets of Merisel or its Subsidiaries or to make an equity investment in Merisel if such an offer were presented to the Court at the time of the confirmation hearing. If such an offer were presented and if the Bankruptcy Court considered such an offer, it could have a material effect on the outcome of the liquidation analysis, and there can be no assurance that the Plan would meet the best interest test.

  The relative priority of distribution of liquidation proceeds with respect to any Claim or Interest depends on (i) its status as secured, priority unsecured or nonpriority unsecured and (ii) its relative subordination. The capital structure of the Company's Subsidiary, Merisel Americas, includes substantial debt. Consequently, the estimated net proceeds from the assumed liquidation of Merisel Americas as a going concern were first applied to its existing indebtedness. Proceeds in excess of Merisel Americas' debt were assumed available for distribution to the Holders of Claims against and Interests in Merisel.

  In general, liquidation proceeds would be allocated in the following priority: (i) first, to the Claims of secured creditors to the extent of the value of their collateral; (ii) second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of Merisel's hypothetical Chapter 7 case, including tax liabilities; (iii) third, to the unpaid Administrative Claims of the Reorganization Case (if commenced); (iv) fourth, to Priority Tax Claims and other Claims entitled to priority in payment under the Bankruptcy Code; (v) fifth, to General Unsecured Claims, including the 12.5% Notes Claims and the Tech Pacific Claims; (vi) sixth, to Subsidiary Guaranty Claims; (vii) seventh, to Holders of Old Common Stock and subordinated Securities Litigation claims. Merisel's liquidation costs in a Chapter 7 case would include the compensation of a bankruptcy trustee, as well as compensation of counsel and of other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the operation of Merisel during the pendency of the Chapter 7 case and all unpaid Administrative Claims incurred by Merisel during the Reorganization Case (if commenced) that are Allowed in the Chapter 7 case. The liquidation itself might trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate or, in the case of taxes, make it likely that the Internal Revenue Service would assert all of its claims as Priority Tax Claims rather than asserting them in due course as is expected to occur under the Reorganization Case. These Priority Claims would be paid in full out of the net liquidation proceeds, after payment of secured Claims, Chapter 7 costs of administration and other Administrative Claims, before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Interests.

  The following Chapter 7 liquidation analysis is provided solely to discuss the effects of a hypothetical Chapter 7 liquidation of Merisel and is subject to the assumptions set forth herein. There can be no assurance that such assumptions would be accepted by a Bankruptcy Court. The Chapter 7 Liquidation Analysis has not been independently audited or verified.

  THE FOLLOWING LIQUIDATION ANALYSIS ASSUMES A LIQUIDATION SALE OF MERISEL'S OPERATING COMPANIES AS A GOING CONCERN. A FORCED ASSET LIQUIDATION SALE, HOWEVER, MIGHT RESULT IN THE REALIZATION OF SUBSTANTIALLY LOWER SALE PROCEEDS.


                                   ANNEX IV

1. LIQUIDATION VALUE OF THE COMPANY

  The table below details the computation of Merisel's liquidation value and the estimated distributions to Holders of Impaired Claims and Impaired Interests in a Chapter 7 liquidation of Merisel. This analysis is based upon a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of Merisel. Accordingly, while the analyses that follow are necessarily presented with numerical specificity, there can be no assurance that the values assumed would be realized if Merisel were in fact liquidated, nor can there be any assurance that a Bankruptcy Court would accept this analysis or concur with such assumptions in making its determinations under section 1129(a) of the Bankruptcy Code. ACTUAL LIQUIDATION PROCEEDS COULD BE MATERIALLY LOWER OR HIGHER THAN THE AMOUNTS SET FORTH BELOW; NO REPRESENTATION OR WARRANTY CAN BE OR IS BEING MADE WITH RESPECT TO THE ACTUAL PROCEEDS THAT COULD BE RECEIVED IN A CHAPTER 7 LIQUIDATION OF MERISEL. The liquidation valuations have been prepared solely for purposes of estimating proceeds available in a Chapter 7 liquidation of the Estate and do not represent values that may be appropriate for any other purpose. Nothing contained in these valuations is intended or may constitute a concession or admission of Merisel for any other purpose.

  In addition to the specific assumptions described in the footnotes to the table below, the following general assumptions were used in formulating the liquidation analysis:

A. ESTIMATED LIQUIDATION PROCEEDS

  While Merisel is knowledgeable and experienced in operating a significant distribution company, it is not experienced in selling or attempting to sell all or substantially all of the assets or stock of the enterprise, or any material portion thereof, as is contemplated in this hypothetical liquidation analysis. The following information and factors, not listed in order of importance, were among others, generally considered by Merisel in estimating the proceeds which might be received from the liquidation sale:

  (a) Merisel's operating and projected financial performance.

  (b) The attractiveness of the Company to potential buyers.

  (c) The potential universe of buyers.

  (d) The potential impact of a Chapter 7 case upon the Company, as well as possible buyers' pricing strategies.

  (e) The relative timing of the potential sale of the Company.

  (f) Analysis of the liabilities and obligations of the Company.

  In estimating the liquidation proceeds and applying the foregoing factors and considerations to make such estimate, both the general economic environment as well as the current condition of Merisel's businesses were considered. See "BUSINESS AND PROPERTIES OF THE COMPANY" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part A of the Exchange Restructuring Prospectus.

B. IMPACT ON MERISEL'S OPERATIONS OF THE CONVERSION TO A CHAPTER 7
LIQUIDATION.

  Management believes that a conversion to a Chapter 7 liquidation and the resulting pendency of a liquidation sale of the Operating Companies would adversely affect the morale of Merisel's and its Operating Companies' management and employees as well as significantly impair their ability to maintain adequate working capital. There can be no assurance that the conversion to a Chapter 7 liquidation would not result in the inability of the Operating Companies to continue to raise working capital under the Revolving Credit Agreement and related securitization of accounts receivables.

                                   ANNEX IV

C. NATURE AND TIMING OF THE LIQUIDATION PROCESS.

  Under section 704 of the Bankruptcy Code, a Chapter 7 trustee must, among other duties, collect and convert the property of the debtor's estate to cash and close the estate as expeditiously as is compatible with the best interests of the parties in interest. Solely for purposes of preparing this liquidation analysis, it is assumed that Merisel would file the Reorganization Cases on July 31, 1997 and the case would be converted to a Chapter 7 liquidation on July 31, 1997. Merisel assumed disposition of its assets in a sale of its Operating Companies' ongoing operations to a single buyer.

D. ADDITIONAL LIABILITIES AND RESERVES.

  Merisel believes that there would be certain actual and contingent liabilities and expenses for which provision would be required in a Chapter 7 liquidation before distributions could be made to creditors in addition to the expenses that would be incurred in a Chapter 11 reorganization, including: (a) Administrative Claims including the fees of a trustee and of counsel and other professionals (including financial advisors and accountants) and other liabilities (including retirement, vacation pay, and other employee-related administrative costs and liabilities) that would be funded from continuing operations if Merisel were reorganized as a going concern; and (b) certain administrative costs including the incremental expenses of continuing to operate the businesses pending disposition. Management believes that there is significant uncertainty as to the reliability of Merisel's estimates of the amounts related to the foregoing that have been assumed in the liquidation analysis.

E. DISTRIBUTIONS; ABSOLUTE PRIORITY.

  Under a Chapter 7 liquidation all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other claim holders. The following analysis assumes the application of the rule of absolute priority of distributions with respect to the remaining proceeds of Merisel. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full. Proceeds remaining after satisfaction of all secured claims would first be distributed to the Administrative and Priority Claimants, then to unsecured claimants, and finally to subordinated claimants and stockholders.

2. CONCLUSION

  In summary, subject to all of the assumptions, conditions and limitations set forth above, Merisel believes that a Chapter 7 liquidation of Merisel could result in a diminution in the value to be realized by the Holders of Claims and Interests and, as set forth in the table below, Merisel's management estimates that the total liquidation proceeds available for distribution to unsecured creditors would aggregate approximately $55.7 million. If this estimate proves accurate, Old Common Stock Interests likely would be entitled to no distribution in the event of a Chapter 7 liquidation of Merisel. IN THE EVENT OF A FORCED ASSET LIQUIDATION SALE, THE ACTUAL AMOUNT OF LIQUIDATION PROCEEDS AVAILABLE TO CREDITORS AND STOCKHOLDERS MIGHT BE CONSIDERABLY LESS.


                                   ANNEX IV

                                 MERISEL, INC.
                             LIQUIDATION ANALYSIS
                                ($ IN MILLIONS)

I. STATEMENT OF ASSETS

                                                                 NOTE
                                                               REFERENCE   $
                                                               --------- ------
      EBITDA..................................................    (1)      36.9
      EBITDA Multiple.........................................    (2)      7.5X
      Total Enterprise Value..................................            276.8
      Discount for Chapter 7 Sale.............................    (3)      25.0%
                                                                         ------
      Adjusted Enterprise Value...............................            207.6
      Less: Operating Losses During Liquidation...............    (4)      (7.4)
      Plus: Cash..............................................    (5)      20.0
                                                                         ------
      Sub-Total...............................................            220.2
      Less: Operating Company Debt............................    (6)    (157.1)
                                                                         ------
      Estimated Proceeds From Asset Liquidation...............             63.1

II. DISTRIBUTION OF ESTIMATED PROCEEDS OF ASSET LIQUIDATION

                                                                    ESTIMATED
                                                                   LIQUIDATION
                                                      ESTIMATED     RECOVERY
                                              NOTE     AMOUNT   -----------------
                                            REFERENCE OF CLAIM  PERCENTAGE AMOUNT
                                            --------- --------- ---------- ------
Estimated Proceeds of Asset Liquidation...                                 $63.1
Secured Claims............................     (7)     $   0.0      0.0%     0.0
Chapter 7 Administrative Expenses.........     (8)         4.4    100.0%     4.4
Chapter 11 Administrative Expenses........     (9)         3.0    100.0%     3.0
Pre-Petition Priority Claims..............    (10)         0.0      0.0%     0.0
Contingent Administrative Claims..........    (11)         0.0      0.0%     0.0
Priority Tax Claims.......................    (12)         0.0      0.0%     0.0
                                                                           -----
  Total Secured Administrative and
   Priority Claims........................                                   7.4
Net Proceeds for Distribution to Unsecured
 Creditors................................                                 $55.7
Claims Classification (13)
Class 4 12.5% Noteholder Claims...........     (14)      134.1     41.5%    55.7
Class 6 Old Common Stock Interests........             Unknown      0.0%     0.0

Notes to Liquidation Analysis

 (1) Estimated EBITDA is for Merisel's continuing Operating Companies only. Historical results for Q3 1996 have been adjusted for certain charges made to accounts receivable, accounts payable and certain expense accounts which the Company does not expect to recur. The EBITDA projections are based on actual results for the third quarter of 1996 through the first quarter of 1997, and planned results for the second quarter of 1997. The analysis assumes Liquidation started July 31, 1997 and is completed in 90 days. It also assumes that Merisel Americas, Inc. and Merisel Canada, Inc. (the Operating Companies) will be liquidated as going concerns with all debt and other liabilities (including trade claims and the asset securitization facilities) assumed and/or paid in full.

 (2) The EBITDA multiple is based on a market analysis of competitors' Enterprise Value/EBITDA multiples, adjusted for Merisel's historical performance and the multiples of potential acquirors.


                                   ANNEX IV

 (3) The analysis assumes that a potential buyer would apply a discount to the purchase price in order to accomplish a rapid acquisition of the Operating Companies in a 90-day time frame under a Chapter 7 liquidation.

 (4) The Operating Companies are projected to incur a loss of $7.4 million during a Chapter 7 liquidation due to loss of customers and trade vendor support resulting from a sales decline of 20% during this 90-day sale period.

 (5) A minimum cash balance of $20 million was assumed to be maintained for day-to-day operations.

 (6) The Operating Company Debt includes the Revolving Credit Agreement; 11.5% Senior Notes, 11.78% Subordinated Notes and the Promissory notes.

 (7) No material secured claims exist at the Holding Company.

 (8) These fees include a Trustee fee of 3% of proceeds available from the Liquidation and fees for the Trustee's legal and financial professionals.

 (9) These fees represent the remaining professional fees from the Chapter 11 proceeding.

(10) The analysis assumes no material pre-petition Priority Claims exist at the Holding Company.

(11) The analysis assumes no material Contingent Priority Claims exist at the Holding Company.

(12) The analysis assumes no material Priority Tax Claims exist at the Holding Company.

(13) The analysis excludes any potential recovery for the Tech Pacific litigation or any other Merisel litigation claims which may be contingent liabilities

(14) This includes the $125 million principal balance and 7 months of accrued, but unpaid interest on the 12.5% Senior Notes.

XXII. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

  If the Plan is not confirmed, the theoretical alternatives include (a) continuation of the Reorganization Case and formulation of an alternative plan or plans of reorganization or (b) liquidation of Merisel under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A. CONTINUATION OF THE CHAPTER 11 CASE

  If Merisel were to commence the Reorganization Case and remain in Chapter 11, Merisel could continue to operate its businesses and manage its properties as a debtor-in-possession, but it would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether Merisel could survive as a going concern in a protracted Chapter 11 case. Merisel could have difficulty sustaining the high costs, operating financing, and the confidence of Merisel's and its Operating Companies' customers and trade vendors, of Merisel remaining in Chapter 11. Ultimately, Merisel (or other parties in interest) could propose another plan or attempt to liquidate Merisel under Chapter 7 or Chapter 11. Such plans might involve either a reorganization and continuation of Merisel's business, or an orderly liquidation of its assets, or a combination of both.

B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11

  If the Plan is not confirmed, Merisel's Reorganization Case could be converted to a liquidation case under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee would be appointed to liquidate promptly the assets of Merisel.

  Merisel believes that in liquidation under Chapter 7, before creditors received any distribution, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustees, along with an increase in expenses associated with an increase in the number

                                   ANNEX IV
of unsecured claims such as warranty claims that would be expected, would cause a substantial diminution in the value of the Estate. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of Merisel operations and the failure to realize the greater going concern value of Merisel's assets.

  Merisel could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, Merisel assets could be sold in a more orderly fashion over a longer period of time than in a liquidation under Chapter 7. Thus, Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distribution to the holders of Claims under a Chapter 11 liquidation plan probably would be delayed substantially.

  Merisel's liquidation analysis, prepared with its financial advisors and included above in this Disclosure Statement, is by law premised upon a liquidation in a Chapter 7 case. In that analysis, Merisel has taken into account the nature, status, and underlying value of its assets, the ultimate realizable value of its assets, and the extent to which such assets are subject to liens and security interests.

XXIII. VOTING AND CONFIRMATION OF THE PLAN

  The Bankruptcy Code requires that, in order to confirm the Plan, the Bankruptcy Court must make a series of findings concerning the Plan and Merisel, including, without limitation, that (i) the Plan has classified Claims and Interests in a permissible manner, (ii) the Plan complies with applicable provisions of the Bankruptcy Code, (iii) Merisel has complied with applicable provisions of the Bankruptcy Code, (iv) Merisel has proposed the Plan in good faith and not by any means forbidden by law, (v) the disclosure required by Section 1125 of the Bankruptcy Code has been made, (vi) the Plan has been accepted by the requisite votes of creditors (except to the extent that cramdown is available under section 1129(b) of the Bankruptcy Code) (see "Acceptance or Cramdown"), (vii) the Plan is feasible and Confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of Merisel, (viii) the Plan is in the "best interests" of all Holders of Claims or Interests in an impaired Class by providing to such Holders on account of their Claims or Interests property of a value, as of the Effective Date, that is not less than the amount that such Holder would receive or retain in a Chapter 7 liquidation, unless each Holder of a Claim or Interest in such Class has accepted the Plan, (ix) all fees and expenses payable under 28 U.S.C. (S) 1930, as determined by the Bankruptcy Court at the hearing on Confirmation, have been paid or the Plan provides for the payment of such fees on the Effective Date, and (x) the Plan provides for the continuation after the Effective Date of all retiree benefits, as defined in section 1114 of the Bankruptcy Code, at the level established at any time prior to Confirmation pursuant to sections 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code, for the duration of the period that Merisel has obligated itself to provide such benefits.

A. VOTING PROCEDURES AND REQUIREMENTS

  Pursuant to the Bankruptcy Code, only Classes of Claims and Interests that are "impaired," as defined in section 1124 of the Bankruptcy Code, under the Plan are entitled to vote to accept or reject the Plan. A Class is impaired if the legal, equitable or contractual rights to which the Claims or Interests of that Class entitle the Holders of such Claims or Interests are modified, other than by curing defaults and reinstating the debt or by payment in full in cash. Classes of Claims and Interests that are not impaired are conclusively presumed to have accepted the Plan and are not entitled to vote on the Plan. Classes of Claims and Interests whose Holders receive or retain no property under the Plan are deemed to have rejected the Plan and are not entitled to vote on the Plan. The classification of Claims and Interests is summarized, together with notations as to whether each Class of Claims or Interests is impaired or unimpaired, in Section IX.C herein, "Classification And Treatment Of

                                   ANNEX IV

Claims And Interests." Additional information regarding voting is contained in the instructions accompanying the ballots.

  Under section 1126(b) of the Bankruptcy Code, a Holder of a claim or interest that has accepted a plan of reorganization before the commencement of a Chapter 11 case will be deemed to have accepted the plan for purposes of confirmation under Chapter 11 of the Bankruptcy Code if the bankruptcy court determines that the solicitation of such acceptance was in compliance with any applicable nonbankruptcy law governing the adequacy of disclosure in connection with such a solicitation. Solicitations of acceptances of a plan of reorganization before the commencement of a Chapter 11 case shall be rejected by a Bankruptcy Court if the court finds that (i) the plan was not transmitted to substantially all creditors and equity interest holders of the same class,
(ii) an unreasonably short time was prescribed for such creditors or equity interest holders to vote on the plan or (iii) the solicitation was not in compliance with section 1126(b) of the Bankruptcy Code. Merisel believes that its solicitation of acceptances of the Plan complies with the requirements of section 1126(b) and all applicable federal and state securities laws for purposes of solicitation of acceptances or rejections of the Plan. If the Bankruptcy Court finds such compliance, then Holders casting ballots to accept or reject the Plan will be deemed by the Bankruptcy Court to have accepted or rejected the Plan. Unless the Bankruptcy Court later determines that any acceptances of the Plan may be revoked, all such acceptances will remain in full force and effect until the Bankruptcy Court determines whether such acceptances constitute acceptances or rejections for purposes of Confirmation under the Bankruptcy Code. Merisel also reserves the right to use acceptances of the Plan received in this solicitation to seek Confirmation under any other circumstances, including the filing of an involuntary bankruptcy petition against Merisel. For a discussion of other significant conditions to Confirmation under the Bankruptcy Code, see "Acceptance or Cramdown" below.

  This Disclosure Statement and the appropriate ballot are being distributed to all Holders of Class 4 Claims and Class 6 Interests, the only Holders who are entitled to vote on the Plan. There is a separate ballot designated for each Class of Claims and Interests in order to facilitate vote tabulation; however, all ballots are substantially similar in form and substance and the term "ballot" is used without intended reference to the ballot of any specific Class of Claims or Interests.

B. WHO MAY VOTE

  Under the Plan, the Claims against and the Interests in Merisel are divided into six Classes. Pursuant to the Bankruptcy Code, only Classes of Claims or Interests that are Impaired are entitled to vote on the Plan. Claims or Interests in the following Classes are Impaired under the Plan and therefore may vote on the Plan:

    Class 4:  12.5% Notes Claims

    Class 6:  Old Common Stock Interests.

  Only beneficial owners of 12.5% Notes and Old Common Stock (the "Old Securities") on the Distribution Record Date, or their authorized signatories, are eligible to vote on the Plan. The Distribution Record Date is July 22, 1997.

C. VOTING PROCEDURES FOR HOLDERS OF OLD SECURITIES

  If you are a registered Holder of Old Securities, you will receive the ballot relating to the securities you hold of record. Registered Holders may include brokerage firms, commercial banks, trust companies or other nominees. If such entities do not hold Old Securities for their own account, they should provide copies of this Prospectus and an appropriate ballot to their customers and to beneficial owners. For further instructions, see "Beneficial Owners Of Old Securities" below. Any beneficial owner who has not received a prospectus or ballot should contact their brokerage firm or nominee or the Information Agent.


                                   ANNEX IV

  All votes to accept or reject the Plan must be cast by using the ballot or, in the case of a brokerage firm or other nominee holding Old Securities in its own name on behalf of a beneficial owner, the Master Ballot, enclosed with this Disclosure Statement (or original, manually executed facsimiles thereof). Brokerage firms or other nominees holding Old Securities for the account of only one beneficial owner may use a ballot. Purported votes which are cast in any other manner will not be counted. Ballots and Master Ballots must be received by the voting agent (the "Voting Agent") at its address set forth on the applicable ballot no later than 5:00 p.m., Eastern Time, on August 29, 1997 (the "Voting Deadline"), which may be extended at the Company's discretion.

  You may receive a ballot relating to Old Securities that you did not beneficially own on the applicable record date. You should complete only the ballot corresponding to each class of Old Securities which you beneficially owned on the Distribution Record Date. Holders who purchase or whose purchase is registered after the Distribution Record Date, and who wish to vote on the Plan must arrange with their seller to receive a proxy from the Holder of record on such record date, a form of which is provided with each ballot and Master Ballot.

  Holders of Old Securities who elect to vote on the Plan should complete and sign the ballot in accordance with the instructions thereon being sure to check the appropriate box entitled "Accept the Plan" or "Reject the Plan." Holders may not split their vote on the Plan with respect to a particular class of Old Securities. A Holder must vote all securities beneficially owned in a particular class in the same way (i.e., all "accept" or all "reject") even if such Old Securities are owned through more than one broker or bank.

  Delivery of all documents must be made to the Voting Agent at its address set forth on the applicable ballot. The method of such delivery is at the election and risk of the Holder. If such delivery is by mail, it is recommended that Holders use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to assure timely delivery.

  YOU MAY RECEIVE MULTIPLE MAILINGS OF THIS DISCLOSURE STATEMENT, ESPECIALLY IF YOU OWN YOUR OLD SECURITIES THROUGH MORE THAN ONE BROKER OR BANK. IF YOU SUBMIT MORE THAN ONE BALLOT FOR A CLASS OR ISSUE OF OLD SECURITIES BECAUSE YOU BENEFICIALLY OWN SUCH OLD SECURITIES THROUGH MORE THAN ONE BROKER OR BANK, BE SURE TO INDICATE IN ITEM 3 OF THE BALLOT(S), THE NAME OF ALL BROKER DEALERS OR OTHER INTERMEDIATES WHO HOLD OLD SECURITIES FOR YOU.

D. BENEFICIAL OWNERS OF OLD SECURITIES

  Section 1126(b) of the Bankruptcy Code has been interpreted to require that a solicitation for acceptances prior to filing a plan of reorganization must include the beneficial owners of securities, regardless of whether such beneficial owners are the holders of record. Accordingly, a beneficial owner of Old Securities on the Record Date is eligible to vote on the Plan, whether the Old Securities were held on the Distribution Record Date in such beneficial owner's name or in the name of a brokerage firm, commercial bank, trust company or other nominee.

  Any beneficial owner holding Old Securities in its own name can vote by completing and signing the enclosed Consent Solicitation form and returning it directly to the Voting Agent using the enclosed pre-addressed stamped envelope.

  A beneficial owner holding Old Securities in "street name" (i.e., through a brokerage firm, bank, trust company or other nominee) or a beneficial owner's authorized signatory (a broker or other intermediary having power of attorney to vote on behalf of a beneficial owner) can vote by following the instructions set forth below:

    1. Review the enclosed Ballot Instructions and the certification set forth in the Instructions.


                                   ANNEX IV

    2. Sign the Consent Solicitation form, which serves as a ballot (unless it has already been signed by the bank, trust company or other nominee).

    3. Return the Consent Solicitation form to the addressee in the preaddressed, stamped envelope enclosed with the form. If no envelope was enclosed, contact the Information Agent (identified below) or the Voting Agent identified on the applicable Ballot Instructions.

  Authorized signatories voting on behalf of more than one beneficial owner must complete a separate Consent Solicitation form for each such beneficial owner. Any Consent Solicitation form submitted to a brokerage firm or proxy intermediary will not be counted until such brokerage firm or proxy intermediary (i) properly executes and delivers such Consent Solicitation form to the Voting Agent or (ii) properly completes and delivers a corresponding Master Ballot to the Voting Agent.

  By submitting a vote for or against the Plan, you are certifying that you are the beneficial owner of the Old Securities being voted or an authorized signatory for such a beneficial owner. Your submission of a Consent Solicitation form will also constitute a request that you (or in the case of an authorized signatory, the beneficial owner) be treated as the record holder of such securities for purposes of voting on the Plan.

E. BROKERAGE FIRMS, BANKS AND OTHER NOMINEES

  A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of an Old Security for a beneficial owner, or is a participant in a securities clearing agency and is authorized to vote in the name of such securities clearing agency pursuant to an omnibus proxy (as described below) and is acting for a beneficial owner, can vote on behalf of such beneficial owner by (i) distributing a copy of this Prospectus and all appropriate Consent Solicitation forms to such owner, (ii) collecting all such Consent Solicitation forms, (iii) completing a Master Ballot compiling the votes and other information from the Consent Solicitation forms collected, and
(iv) transmitting such completed Master Ballot to the Voting Agent. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlines in the preceding sentence to vote on behalf of such beneficial owner. A brokerage firm, commercial bank, trust company or other nominee which is the registered holder of an Old Security for only one beneficial owner also may arrange for such beneficial owner to vote by executing the appropriate Consent Solicitation form and by distributing a copy of the Prospectus and such executed ballot to such beneficial owner for voting and returning such Consent Solicitation form to the Voting Agent at the address set forth on the applicable ballot.

F. SECURITIES CLEARING AGENT

  Any nominee holder of Old Securities will execute an omnibus proxy in favor of its respective participants. As a result of the omnibus proxy, each such participant will be authorized to vote the securities owned by it and held in the name of such securities clearing agency.

G. INCOMPLETE BALLOTS (CONSENT SOLICITATION FORMS)

  It is important that all Class 4 creditors and all Class 6 Interest Holders vote to accept or to reject the Plan, because under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received from an Impaired Class of Claims or Interests, the vote will be tabulated based on the ratio of (i) Allowed Claims or Interests with respect to which a vote to accept was received to (ii) all Allowed Claims or Interests of such Impaired Class with respect to which any valid vote was received. Therefore, it is possible that the Plan could be approved with the affirmative vote of significantly less than two-thirds in amount and one-half in number of the entire Class of 12.5% Notes Claims, or by Class 6 Old Common Stock Interests with the affirmative vote of significantly less than two-thirds in amount of the entire Class of Old Common Stock Interests. Failure by a Holder of an Impaired Class 4 Claim or an Impaired Class 6 Interest to submit a properly

                                   ANNEX IV
executed Consent Solicitation form or Master Ballot (as appropriate) or to indicate acceptance or rejection of the Plan in accordance with the instructions set forth in the Ballot Instructions and the procedures set forth herein shall be deemed to constitute an abstention by such Holder with respect to a vote regarding the Plan. Abstentions as a result of failing to submit a properly executed Consent Solicitation form or Master Ballot (when appropriate) or failing to indicate a vote either for acceptance or rejection of the Plan will not be counted as votes for or against the Plan. The Company, in its sole discretion, may waive any defect in any Consent Solicitation form or Master Ballot at any time, either before or after the close of voting, and without notice.

  EXCEPT AS OTHERWISE ORDERED BY THE BANKRUPTCY COURT, A CONSENT SOLICITATION FORM OR, WHERE APPROPRIATE, MASTER BALLOT, WHICH IS EITHER (I) NOT TIMELY SUBMITTED TO THE VOTING AGENT AT THE ADDRESS SET FORTH ON THE APPLICABLE BALLOT INSTRUCTIONS, (II) SUBMITTED TO SUCH VOTING AGENT WITHOUT PROPER EXECUTION OR (III) EXECUTED AND SUBMITTED TO SUCH VOTING AGENT WITHOUT PROPERLY INDICATING ACCEPTANCE OR REJECTION OF THE PLAN WILL CONSTITUTE AN ABSTENTION WITH RESPECT TO A VOTE ON THE PLAN UNDER SECTION 1126(B) OF THE BANKRUPTCY CODE FOR PURPOSES OF CONFIRMATION OF THE PLAN.

H. VOTING DEADLINE AND EXTENSIONS

  In order to be counted for purposes of Voting on the Plan, all of the information requested on the applicable ballot must be provided by the Voting Deadline. THE VOTING DEADLINE IS AUGUST 29, 1997, 5:00 P.M., EASTERN TIME. Ballots must be received by the Voting Agent at its address set forth on the applicable ballot. Merisel reserves the right, in its sole discretion, to extend the Voting Deadline, in which case the term "Voting Deadline" shall mean the latest date on which a ballot will be accepted. To extend the Voting Deadline, Merisel will make an announcement thereof, prior to 9:00 p.m., Eastern Time, not later than the next business day immediately preceding the previously scheduled Voting Deadline. Such announcement may state that Merisel is extending the Voting Deadline for a specified period of time or on a daily basis until 5:00 p.m., Eastern Time, on the date on which sufficient acceptances required to seek Confirmation of the Plan have been received.

I. WITHDRAWAL OF VOTES ON THE PLAN

  The solicitation of acceptances of the Plan will expire on the Voting Deadline. A properly submitted ballot may be withdrawn only with the approval of the Bankruptcy Court.

J. INFORMATION AGENT

  MacKenzie Partners, Inc. has been appointed as Information Agent for the Plan. Questions and requests for assistance may be directed to the Information Agent. Requests for additional copies of this Prospectus, the Consent Solicitation forms or the Master Ballots should be directed to the Information Agent. Such requests should be addressed to the Information Agent as follows:
MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010 (Phone:
(800) 322-2885).

K. ACCEPTANCE OR CRAMDOWN

  A plan is accepted by an impaired class of claims if holders of at least two-thirds in dollar amount and more than one-half in number of claims of that class vote to accept the plan. A plan is accepted by an impaired class of interests if holders of at least two-thirds of the number of shares in such class vote to accept the plan. Only those holders of claims or interests who actually vote count in these tabulations.


                                   ANNEX IV

  The Bankruptcy Code contains the so-called "cramdown" provisions of section 1129(b) authorizing the confirmation of a plan even if it is not accepted by all impaired classes, as long as at least one impaired class of claims (without including any acceptance of the plan by an insider) has accepted it. In the event that Class 4 12.5% Notes Claims votes to accept the Plan (and at least one impaired Class either votes to reject the Plan or is deemed to have rejected the Plan), Merisel reserves the right to request the Bankruptcy Court to confirm the Plan under the cramdown provisions of the Bankruptcy Code. In that event, Merisel has reserved the right to modify the Plan to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires or permits modification of the Plan. If a request to confirm the Plan pursuant to the cramdown provisions of the Bankruptcy Code were to be granted by the Bankruptcy Court and, if necessary, corresponding modifications of the Plan were to be made in connection therewith, the dissenting Classes could receive, in certain circumstances, alternative treatment under the Plan. IF MERISEL SEEKS CONFIRMATION PURSUANT TO SUCH ALTERNATIVE CRAMDOWN PROVISIONS, THERE CAN BE NO ASSURANCE THAT THE REQUIREMENTS OF SUCH PROVISIONS WILL BE SATISFIED OR, EVEN IF SUCH REQUIREMENTS ARE SATISFIED, THAT SUCH ALTERNATIVE TREATMENT WILL NOT MATERIALLY AFFECT THE PROPOSED CONSIDERATION TO BE DISTRIBUTED TO CERTAIN HOLDERS OF CLAIMS AND INTERESTS.

  The Company has reserved the right to seek confirmation of the Prepackaged Plan under the "cram-down" provisions of the United States Bankruptcy Code. However, if a majority of Stockholders elect not to support the Restructuring after their review of all the facts and circumstances existing at that time, the Company does not presently believe that attempting to force confirmation of the Prepackaged Plan under the "cram-down" provisions would necessarily be in the best interests of the Company and the Company has no present intention to do so. Although the Limited Waiver Agreement requires, if consistent with the Company's obligations under applicable law (which the Company believes includes its fiduciary obligations), the filing of a Chapter 11 petition on the Prepackaged Plan and that the Company take steps that are both necessary and desirable to confirm the Prepackaged Plan, the Agreement does not by its terms require that the Company seek confirmation of the Prepackaged Plan under the cram-down provisions of the Bankruptcy Code if the Stockholders vote to reject the Prepackaged Plan. Moreover, the Company has specifically rejected requests by representatives of the Ad Hoc Noteholders' Committee, both before and after the execution of the Limited Waiver Agreement, for the Company's agreement to proceed with confirmation of the Prepackaged Plan under those provisions. Accordingly, for the foregoing reasons, unless the requisite Stockholder acceptances have been obtained for the Prepackaged Plan, the Company does not currently believe filing a Chapter 11 petition to seek confirmation of the Prepackaged Plan under the cram-down provisions would be consistent with its fiduciary obligations as presently conceived or be both necessary and desirable.

  The Ad Hoc Noteholders Committee has advised the Company that it disputes the Company's interpretation of the Limited Waiver Agreement in this regard and believes that the Company is obligated to file and confirm the Prepackaged Plan regardless of the outcome of the Stockholder vote.

  As indicated above, a plan may be confirmed under the cramdown provisions if, in addition to satisfying the other requirements of section 1129 of the Bankruptcy Code, it (i) is "fair and equitable" and (ii) "does not discriminate unfairly" with respect to each class of claims or interests that is impaired under, and has not accepted, the plan. The "fair and equitable" standard, also known as the "absolute priority rule," requires, among other things, that unless a dissenting class of claims or a class of interests receives full compensation for its allowed claims or allowed interests, no holder of claims or interests in any junior class may receive or retain any property on account of such claims. The Bankruptcy Code establishes different "fair and equitable" tests for secured creditors, unsecured creditors and equity holders, as follows:

    (a) Secured Creditors: either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a percent value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of

                                   ANNEX IV
  liens with such liens to attach to the proceeds, and the liens against such proceeds are treated in accordance with clause (i) or (ii) of this subparagraph (a).

    (b) Unsecured Creditors: either (i) each impaired unsecured creditor receives or retains under the plan or reorganization property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and equity interests that are junior to the claims of the nonaccepting class do not receive any property under the plan of reorganization on account of such claims and equity interests.

    (c) Equity Holders: either (i) each equity holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock or (b) the value of the stock, or (ii) the holders of interests that are junior to the nonaccepting class will not receive any property under the plan of reorganization.

  The "fair and equitable" standard has also been interpreted to prohibit any class senior to a dissenting class from receiving under a plan more than 100% of its allowed claims. The requirement that a plan not "discriminate unfairly" means, among other things, that a dissenting class must be treated substantially equally with respect to other classes of equal rank.

  If Class 6 fails to accept the Plan, Merisel reserves its right to amend the Plan to permit cramdown of Class 6 Old Common Stock Interests. Even if Class 6 were not to accept the Plan and Merisel were to elect to cram down Class 6, there can be no assurance that the requirements of section 1129(b) of the Bankruptcy Code would be satisfied even if the Plan treatment provisions were amended or withdrawn as to Class 6 Old Common Stock Interests.

  Merisel does not believe that the Plan unfairly discriminates against any Class that may not accept or otherwise consent to the Plan. A plan of reorganization "does not discriminate unfairly" if (i) the legal rights of a nonaccepting class are treated in a manner that is consistent with the treatment of other classes whose legal rights are similarly situated to those of the nonaccepting class, and (ii) no class receives payments in excess of that which it is legally entitled to receive for its claims or equity interests. Merisel believes the Plan does not discriminate unfairly.

  MERISEL RESERVES THE ABSOLUTE RIGHT TO SEEK CONFIRMATION OF THE PLAN UNDER
SECTION 1129(B) OF THE BANKRUPTCY CODE IN THE EVENT THE PLAN IS NOT ACCEPTED BY ALL IMPAIRED CLASSES OF INTERESTS.

  Subject to the conditions set forth in the Plan, a determination by the Bankruptcy Court that the Plan is not confirmable pursuant to section 1129 of the Bankruptcy Code will not limit or affect Merisel's ability to modify the Plan to satisfy the Confirmation requirements of section 1129 of the Bankruptcy Code.

XXIV. CONCLUSION

  BASED ON ALL OF THE FACTS AND CIRCUMSTANCES, MERISEL CURRENTLY BELIEVES THAT THE CONFIRMATION OF THE PLAN IS IN THE BEST INTERESTS OF MERISEL, ITS CREDITORS AND ITS ESTATE. The Plan provides for an equitable and early distribution to creditors and stockholders, and preserves the going concern value of Merisel. Merisel believes that alternatives to confirmation of the Plan could result in significant delays, litigation, and costs, as well as a reduction in the going concern value of Merisel and a loss of jobs by many Merisel employees. FOR THESE REASONS, MERISEL URGES YOU TO RETURN YOUR BALLOT AND VOTE TO ACCEPT THE PLAN.


                                   ANNEX IV

                                                                      APPENDIX I

                     IN THE UNITED STATES BANKRUPTCY COURT
                              FOR THE DISTRICT OF -------

-------------------------------------


IN RE
                                            CASE NO. [       ]

           MERISEL, INC.,                   CHAPTER 11
                             DEBTOR

-------------------------------------

                    PLAN OF REORGANIZATION OF MERISEL, INC.
                           DATED AS OF JULY 31, 1997

                IMPORTANT: A BANKRUPTCY CASE HAS NOT BEEN FILED
                AS OF THE DATE OF DISTRIBUTION OF THIS DOCUMENT

Skadden, Arps, Slate, Meagher & Flom LLP
 300 South Grand Avenue
 Los Angeles, California 90071-3144
 (213) 687-5000

 919 Third Avenue
 New York, New York 10022
 (212) 735-3000

   -- and --

 One Rodney Square
 Wilmington, Delaware 19899-0636
 (302) 651-3000

Attorneys for Merisel, Inc.

   --------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 I.   INTRODUCTION.......................................................   I-4
 II.  DEFINITIONS, INTERPRETATION AND RULES OF CONSTRUCTION..............   I-4
      A. Scope of Definitions............................................   I-4
      B. Definitions.....................................................   I-4
      C. Rules of Interpretation.........................................   I-9
      D. Computation of Time.............................................  I-10
 III. DESIGNATION OF CLASSES OF CLAIMS AND INTERESTS.....................  I-10
      A. Introduction....................................................  I-10
      B. Claims..........................................................  I-10
      C. Interests.......................................................  I-10
 IV.  TREATMENT OF CLAIMS AND INTERESTS..................................  I-11
      A. Treatment of Unclassified Claims................................  I-11
      1. Administrative Claims...........................................  I-11
      a. General.........................................................  I-11
      b. Payment of Statutory Fees.......................................  I-11
      c. Bar Date for Administrative Claims..............................  I-11
      (1) General Provisions.............................................  I-11
      (2) Professionals..................................................  I-11
      (3) Ordinary Course Liabilities....................................  I-12
      2. Priority Tax Claims.............................................  I-12
      B. Treatment of Secured Claims.....................................  I-12
      1. Class 1: Secured Claims.........................................  I-12
      2. Class 2: Priority Claims........................................  I-12
      3. Class 3: Subsidiary Debt Guaranty Claims........................  I-12
      4. Class 4: 12.5% Notes Claims.....................................  I-13
      5. Class 5: General Unsecured Claims...............................  I-13
      C. Treatment of Interests..........................................  I-13
      1. Class 6: Old Common Stock Interests.............................  I-13
      D. Treatment of Trade Creditors and Employees under the Plan.......  I-14
      1. Treatment of Trade Claims.......................................  I-14
      2. Treatment of Employee Claims....................................  I-14
      E. Modification of Treatment of Claims.............................  I-14
      F. Listing of New Common Stock.....................................  I-14
 V.   DISTRIBUTIONS UNDER THE PLAN.......................................  I-15
      A. Disbursing Agent................................................  I-15
      B. Timing of Distributions.........................................  I-15
      C. Methods of Distributions........................................  I-15
      1. Cash Payments...................................................  I-15
      2. Transfers of New Common Stock and New Warrants..................  I-15
      3. Compliance with Tax Requirements................................  I-16
      D. Pro Rata Distribution...........................................  I-16
      E. Distribution Record Date........................................  I-16
      F. Surrender of Cancelled Old Securities...........................  I-16
      1. Special Procedures for Lost, Stolen, Mutilated or Destroyed
         Instruments.....................................................  I-16
      2. Failure to Surrender Cancelled Instrument.......................  I-17
      G. Undeliverable or Unclaimed Distributions........................  I-17
      H. Objections to Claims and Authority to Prosecute Objections;
         Claims Resolution...............................................  I-17
      1. Generally.......................................................  I-17
      2. Professionals, Administration Claims, Trade Claims and Employee
         Claims..........................................................  I-18

                                    ANNEX IV

                                                                            PAGE
                                                                            ----
       I. Disputed Claims; Reserve and Estimations........................  I-18
       1. Treatment of Disputed Claims....................................  I-18
       2. Distributions on Account of Disputed Claims Once They Are
          Allowed.........................................................  I-18
       J. Setoffs.........................................................  I-18
 VI.   INDIVIDUAL HOLDER PROOFS OF INTEREST...............................  I-19
 VII.  TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES..............  I-19
       A. Assumptions.....................................................  I-19
       B. Cure of Defaults in Connection with Assumption..................  I-19
       C. Rejections......................................................  I-19
       D. Bar Date for Rejection Damages..................................  I-20
 VIII. MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN.................  I-20
       A. Corporate Action................................................  I-20
       1. Cancellation of Old Securities and Related Agreements...........  I-20
       2. Certificate of Incorporation Amendments.........................  I-20
       3. Management of Reorganized Merisel...............................  I-20
       B. Implementation..................................................  I-20
       C. Payment of Statutory Fees.......................................  I-21
       D. No Interest.....................................................  I-21
       E. Retiree Benefits................................................  I-21
       F. Issuance of New Securities......................................  I-21
 IX.   CONFIRMATION AND EFFECTIVE DATE CONDITIONS.........................  I-21
       A. Conditions to Confirmation......................................  I-21
       B. Conditions to Effective Date....................................  I-21
       C. Waiver of Conditions to Confirmation and Effective Date.........  I-22
 X.    EFFECTS OF PLAN CONFIRMATION.......................................  I-22
       A. Discharge of Debtor and Injunction..............................  I-22
       B. Limitation of Liability.........................................  I-22
       C. Releases........................................................  I-23
       D. Indemnification.................................................  I-23
       E. Vesting of Assets...............................................  I-24
       F. Preservation of Causes of Action................................  I-24
       G. Retention of Bankruptcy Court Jurisdiction......................  I-24
       H. Failure of Bankruptcy Court to Exercise Jurisdiction............  I-25
       I. Committees......................................................  I-25
 XI.   MISCELLANEOUS PROVISIONS...........................................  I-25
       A. Final Order.....................................................  I-25
       B. Modification of The Plan........................................  I-26
       C. Revocation of the Plan..........................................  I-26
       D. Severability of Plan Provisions.................................  I-26
       E. Successors and Assigns..........................................  I-26
       F. Saturday, Sunday or Legal Holiday...............................  I-26
       G. Post-Effective Date of Evidences of Claims or Interests.........  I-27
       H. Headings........................................................  I-27
       I. Governing Law...................................................  I-27
       J. No Liability for Solicitation or Participation..................  I-27
       K. No Admissions or Waiver of Objections...........................  I-27
       L. Confirmability of Plan and Cramdown.............................  I-28

                                    ANNEX IV

                                      I.

                                 INTRODUCTION

  Merisel, Inc. (defined herein as "Merisel") hereby proposes the following Plan of Reorganization (defined herein as the "Plan") for the resolution of Merisel's outstanding creditor claims and equity interests and requests Confirmation of the Plan pursuant to Section 1129 of the Bankruptcy Code.

  All Holders of Claims and Interests are encouraged to read the Plan and the accompanying solicitation materials in their entirety before voting to accept or reject the Plan. No materials, other than the accompanying solicitation materials and any exhibits and schedules attached thereto or referenced therein, have been approved by Merisel for use in soliciting acceptances or rejections of the Plan.

  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, ALL STATEMENTS IN THIS PLAN AND THE ACCOMPANYING SOLICITATION MATERIALS CONCERNING THE HISTORY OF MERISEL'S BUSINESSES, THE PAST OR PRESENT FINANCIAL CONDITION OF MERISEL, TRANSACTIONS TO WHICH MERISEL WAS OR IS A PARTY, OR THE EFFECT OF CONFIRMATION OF THE PLAN ON SECURED CREDITORS, UNSECURED CREDITORS OR EQUITY SECURITY HOLDERS ARE ATTRIBUTABLE EXCLUSIVELY TO MERISEL AND NOT TO ANY OTHER PARTY.

                                      II.

             DEFINITIONS, INTERPRETATION AND RULES OF CONSTRUCTION

A. SCOPE OF DEFINITIONS.

  For purposes of this Plan, except as expressly provided in other sections of the Plan or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in this Article II of the Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

B. DEFINITIONS.

   1. "12.5% NOTES" means the $125 million aggregate principal amount of 12.5% Senior Notes due on December 31, 2004, issued by Merisel on or about October 24, 1994.

   2. "11.5% SENIOR NOTES" means the Amended and Restated 11.5% Senior Notes due on January 31, 1998, authorized and issued by Merisel Americas.

   3. "11.5% SENIOR NOTES GUARANTY CLAIM" means any unsecured Claim against the Company arising out of Merisel's guaranty of the obligations of Merisel Americas under the 11.5% Senior Notes.

   4. "AD HOC NOTEHOLDERS COMMITTEE" means Turnberry Capital Management, Baker Nye Advisors, Inc., Monarch Management Group Limited, Robert Fleming, Inc., Fisher Ewing Partners, and York Capital Management, and/or such other representatives of the 12.5% Notes Claims as may be designated from time to time.

   5. "ADMINISTRATIVE CLAIM" means a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to Section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual and necessary costs and expenses incurred after the commencement of a Chapter 11 case of preserving the estate or operating the business of Merisel (including wages, salaries and commissions for services), loans and advances to Merisel made after the Petition Date, compensation for legal and other services and reimbursement of expenses awarded or allowed under Section 330(a) or 331 of the Bankruptcy Code, certain retiree benefits, certain reclamation claims, and all fees and charges against the estate under chapter 123 of Title 28, United States Code.

                                   ANNEX IV

   6. "ALLOWED CLAIM" or "ALLOWED INTEREST" means a Claim against or Interest in Merisel to the extent that

    a. A proof of such Claim or Interest

      (1) was timely Filed and no objection to the Claim or Interest is Filed within the time fixed by the Bankruptcy Court for such objections; or

      (2) is deemed Filed under applicable law or pursuant to a Final Order of the Bankruptcy Court and no objection to the Claim or Interest is Filed within the time fixed by the Bankruptcy Court for such objections; or

      (3) is Allowed pursuant to subparagraphs b or c immediately below.

    b. If Merisel files an objection to a proof of Claim or Interest within a time fixed by the Bankruptcy Court, the Claim or Interest shall be Allowed to the extent of

      (1) any amount of such Claim or Interest to which Merisel did not object;

      (2) any amount otherwise authorized by Final Order or the Plan; or

      (3) any amount temporarily allowed by an Order for purposes of voting on the Plan.

    c. Upon the execution of the Stipulations of Amount and Nature of Claim referred to in Section V.I.1 hereof, the relevant claimant's claim shall be deemed allowed for all purposes under this Plan, including but not limited to voting on this Plan and receiving distributions under this Plan, without the necessity of filing any proofs of Claim with respect thereto.

  "ALLOWED ADMINISTRATIVE CLAIM," "ALLOWED PRIORITY TAX CLAIM," "ALLOWED SECURED CLAIM" and "ALLOWED UNSECURED CLAIM" have correlative meanings.

   7. "ALLOWED CLASS ... CLAIM" means an Allowed Claim in the particular Class described.

   8. "ALLOWED CLASS ... INTEREST" means an Allowed Interest in the particular Class described.

   9. "BANKRUPTCY CODE" means title 11 of the United States Code, as now in effect or hereafter amended if such amendments are made applicable to the Reorganization Case.

  10. "BANKRUPTCY COURT" means the United States Bankruptcy Court for the District in which the Reorganization Case is Filed, or if such Court ceases to exercise jurisdiction over the Reorganization Case, such court or adjunct thereof that exercises jurisdiction over the Reorganization Case in lieu of the United States Bankruptcy Court for such District.

  11. "BANKRUPTCY RULES" means the Federal Rules of Bankruptcy Procedure, as applicable from time to time in the Reorganization Case.

  12. "BUSINESS DAY" means any day other than a Saturday, a Sunday or a "Legal Holiday" (as defined in Bankruptcy Rule 9006(a)).

  13. "CASH" means currency, a certified check, a cashier's check or a wire transfer of good funds from any source, or a check drawn on a domestic bank from Reorganized Merisel or other Person making any distribution under the Plan.

  14. "CLAIM" means a claim against Merisel, whether or not asserted or allowed, as defined in section 101(5) of the Bankruptcy Code.

  15. "CLASS" means a class of Claims or Interests designated pursuant to the Plan.

  16. "CLERK" means the Clerk of the Bankruptcy Court.

  17. "COMMITTEE" means any statutory committee of creditors or equity interest Holders of Merisel appointed by the United States Trustee pursuant to
Section 1102 of the Bankruptcy Code.

                                   ANNEX IV

  18. "CONFIRMATION" means the entry by the Bankruptcy Court of the Confirmation Order.

  19. "CONFIRMATION DATE" means the date on which the Clerk enters the Confirmation Order on the Docket.

  20. "CONFIRMATION HEARING" means the hearing on confirmation of the Plan, as the Plan may be modified hereafter.

  21. "CONFIRMATION ORDER" means the Order of the Bankruptcy Court confirming the Plan under section 1129 of the Bankruptcy Code.

  22. "CREDITORS COMMITTEE" means the official committee of creditors of Merisel appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code or, if no such committee is appointed, the Ad Hoc Noteholders Committee.

  23. "DEBTOR" means Merisel, as debtor.

  24. "DEBTOR IN POSSESSION" means the Debtor, when acting in the capacity of representative of the Estate in the Reorganization Case.

  25. "DESIGNATED PROFESSIONAL" means Skadden, Arps, Slate, Meagher & Flom LLP and its affiliates; Donaldson, Lufkin & Jenrette Securities Corporation; and Deloitte & Touche LLP.

  26. "DISBURSING AGENT" means the Person responsible for making distributions under the Plan. Reorganized Merisel, or such Person(s) as Merisel may employ in their sole discretion, will serve as Disbursing Agent.

  27. "DISCLOSURE STATEMENT" means the Disclosure Statement With Respect To Plan Of Reorganization Of Merisel, Inc. (and all exhibits and schedules annexed thereto or referred to therein), as it may be amended or supplemented from time to time.

  28. "DISPUTED CLAIM" means a Claim, not otherwise Allowed or paid pursuant to the Plan, as to which (i) a proof of claim has been Filed or deemed Filed and (ii) an objection has been Filed timely or deemed Filed timely and which objection has not been withdrawn on or before any date fixed for Filing such objections by the Plan or Order of the Bankruptcy Court and (if not withdrawn) has not been overruled or denied by a Final Order. A Claim shall be considered a Disputed Claim to the extent of any Filed or deemed Filed objection.

  29. "DISPUTED INTEREST" means an Interest as to which an objection has been or may be timely Filed or deemed timely Filed and which objection has not been withdrawn on or before any date fixed for Filing such objections by the Plan or Order of the Bankruptcy Court and (if not withdrawn) has not been overruled or denied by a Final Order. An Interest shall be considered a Disputed Interest to the extent of any Filed or deemed Filed objection.

  30. "DISTRIBUTION RECORD DATE" means the date or dates fixed by the Bankruptcy Court as the record date for determining the Holders of 12.5% Notes and Old Common Stock, respectively, who are entitled to receive distributions under this Plan.

  31. "DOCKET" means the docket in the Reorganization Case maintained by the Clerk.

  32. "EFFECTIVE DATE" means a Business Day, as determined by Merisel, that is as soon as reasonably practicable but that is at least 11 days after the Confirmation Date and on which all conditions to the Effective Date set forth herein have been satisfied or, if permitted, waived by Merisel, and on which no stay of the Confirmation Order is in effect; provided, however, that, upon request of Merisel or Reorganized Merisel, the Bankruptcy Court may extend the deadline for the Effective Date to occur following notice and a hearing.

                                   ANNEX IV

  33. "EMPLOYEE CLAIMS" means Claims which are asserted by employees of Merisel in connection with their employment including, without limitation, Claims arising from or relating to salaries or wages, accrued paid vacation, health related benefits, severance benefits, field management and executive/administrative management incentive plans and similar employee benefits.

  34. "ESTATE" means the estate created in the Reorganization Case under section 541 of the Bankruptcy Code.

  35. "FILE" or "FILED" means filed with the Bankruptcy Court in the Reorganization Case.

  36. "FINAL ORDER" means an order or judgment of the Bankruptcy Court, as entered on the Docket in the Reorganization Case, which has not been reversed, stayed, modified or amended, and as to which (a) the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely filed, or (b) any appeal that has been or may be taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

  37. "HOLDER" means a Person who holds a Claim or Interest. Where the identity of the Holder of a Claim or Interest is set forth on a register or other record maintained by or at the direction of Merisel, the Holder of such Claim or Interest shall be deemed to be the holder as identified on such register or record unless Merisel is otherwise notified in a writing authorized by such Holder.

  38. "IMPAIRED" shall have the definition given to it in Section 1124 of the Bankruptcy Code.

  39. "INDENTURE TRUSTEE" means The Bank of New York, as successor indenture trustee for the 12.5% Notes.

  40. "INDENTURE TRUSTEE EXPENSES" means any unpaid Indenture Trustee's fees, and reasonable unpaid out-of-pocket costs or expenses incurred through the Effective Date by an Indenture Trustee, including, without limitation, reasonable out-of-pocket costs and expenses and reasonable fees of legal counsel to the Indenture Trustee, which are secured or which are entitled to be secured under the Indenture by a lien or other priority in payment against distributions to be made to Holders of Claims under the respective Indenture.

  41. "INSTRUMENT" means any share of stock, security, promissory note or other "Instrument," within the meaning of that term, as defined in section 9105(1) (i) of the UCC.

  42. "INTEREST" means the interest, whether or not asserted, of any equity security Holder of Merisel.

  43. "LOCAL BANKRUPTCY RULES" means the local rules of the Bankruptcy Court, as applicable from time to time in the Reorganization Case.

  44. "MERISEL" means Merisel, Inc., a Delaware corporation.

  45. "NEW COMMON STOCK" means common stock of Reorganized Merisel, par value $.10 per share, which may be issued by Reorganized Merisel on and after the Effective Date pursuant to the Plan or otherwise.

  46. "NEW WARRANTS" means, collectively, the New Series A Warrants and New Series B Warrants to purchase New Common Stock representing in the aggregate approximately 17.5% of the New Common Stock on a fully diluted basis as of the Effective Date.

  47. "NEW SERIES A WARRANTS" means the warrants to purchase New Common Stock issued under the Series A Warrant Agreement.

  48. "NEW SERIES B WARRANTS" means the warrants to purchase New Common Stock issued under the Series B Warrant Agreement.

  49. "OLD COMMON STOCK" means the common stock of Merisel, par value $.01 per share, issued and outstanding as of the Petition Date.

                                   ANNEX IV

  50. "OLD PREFERRED STOCK" means the authorized preferred stock of Merisel, par value $.01 per share, none of which is issued and outstanding.

  51. "OLD SECURITIES" means, collectively, the 12.5% Notes and the Old Common Stock.

  52. "ORDER" means an order or judgment of the Bankruptcy Court as entered on the Docket.

  53. "ORDINARY COURSE PROFESSIONALS ORDER" means the order which, if entered by the Clerk, will authorize Merisel to (a) employ various professionals who are not directly working to implement the Reorganization Case and (b) pay such professionals without need for application, hearing and Final Order.

  54. "PERSON" means any person, governmental unit, official committee appointed by the United States Trustee in the Reorganization Case, unofficial committee of Holders of Claims or Interests, or other entity (all as defined in the Bankruptcy Code).

  55. "PETITION DATE" means the date on which the petition commencing Reorganization Case is Filed.

  56. "PLAN" means this Plan of Reorganization of Merisel, Inc. and all exhibits and schedules annexed hereto or referred to herein, as such may be amended, modified or supplemented from time to time.

  57. "PRIORITY CLAIM" means an Allowed Claim entitled to priority under sections 507(a)(3) through 507(a)(9) of the Bankruptcy Code, but excludes Priority Tax Claims.

  58. "PRIORITY TAX CLAIM" means an Allowed Claim for an amount entitled to priority under section 507(a)(8) of the Bankruptcy Code.

  59. "PRO RATA" means proportionately so that, with respect to any Class, the ratio of (a) the amount of consideration distributed on account of a particular Allowed Claim or Allowed Interest to (b) the amount of the Allowed Claim or Allowed Interest, is the same as the ratio of (x) the amount of consideration distributed on account of all Allowed Claims or Allowed Interests of the Class in which the particular Allowed Claim or Allowed Interest is included to (y) the aggregate amount of all Allowed Claims or Allowed Interests of that Class.

  60. "REINSTATED" or "REINSTATEMENT" means, with respect to any Allowed Claim or Allowed Interest, that such Claim or Interest is treated as Unimpaired under the Plan. "REINSTATED" or "REINSTATEMENT" also means (i) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the holder of such Claim so as to leave such Claim unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the holder of such Claim for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law; and (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the holder of such Claim; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

  61. "REORGANIZATION CASE" means Merisel's case under chapter 11 of the Bankruptcy Code.

  62. "REORGANIZED MERISEL" means Merisel, as reorganized on and after the Effective Date.

                                   ANNEX IV

  63. "REORGANIZED MERISEL CERTIFICATE OF INCORPORATION" means the amended and restated certificate of incorporation that will be effective on the Effective Date, in the form which will be Filed at or prior to the Confirmation Hearing.

  64. "SECURED CLAIM" means any Claim that is secured by a lien on property in which the Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code.

  65. "SECURITIES CLAIM" means (a) any Claim arising from rescission of a purchase or sale of Old Common Stock or for damages arising from the purchase or sale of Old Common Stock, or (b) any Claim for indemnity, reimbursement, of contribution on account of any such Claim.

  66. "SERIES A WARRANT AGREEMENT" means the warrant agreement in substantially the form annexed as Exhibit A to the Plan.

  67. "SERIES B WARRANT AGREEMENT" means the warrant agreement in substantially the form annexed as Exhibit B to the Plan.

  68. "SUBSIDIARY" means any directly or indirectly wholly-owned subsidiary of Merisel.

  69. "SUBSIDIARY DEBT GUARANTY CLAIM" means any unsecured Claim against the Company arising out of any guaranty by Merisel of any debt repayment obligation of any Subsidiary.

  70. "TRADE CLAIMS" means any unsecured Claim against the Company arising from (i) the delivery of goods or services in the ordinary course of business or (ii) insurance-related service (including insurance premiums). "Trade Claim" excludes Claims (i) arising under Sections 502(e) or 502(g) of the Bankruptcy Code, (ii) of the type described in Section 726(a)(4) of the Bankruptcy Code, or (iii) arising in tort for personal injury or property loss.

  71. "UCC" means the Uniform Commercial Code, as in effect at any relevant time.

  72. "U.S. TRUSTEE" means the United States Trustee for the Region in which the Reorganization Case is pending.

  73. "UNIMPAIRED" means, with reference to a Class of Claims or Interests, that the Class is not Impaired.

  74. "UNSECURED CLAIM" means any Claim that is not an Administrative Claim, Priority Claim, Priority Tax Claim or Secured Claim.

  75. "VOTING DEADLINE" means the date on which ballots must be received by the Voting Agent at the address set forth on the applicable ballot used for voting on the Plan. For purposes of the Plan, the Voting Deadline is August 29, 1997, or, if Merisel extends the Voting Deadline, the latest date on which a ballot will be accepted.

C. RULES OF INTERPRETATION.

  For purposes of the Plan (a) whenever it appears appropriate from the context, each term, whether stated in the singular or the plural, shall include both the singular and the plural and; the masculine gender shall include the feminine, and the feminine gender shall include the masculine, (b) any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and

                                   ANNEX IV
conditions; provided, however, that any change to such form, terms, or conditions which is material to a party to such document shall not be made without such party's consent; (c) any reference in the Plan to an existing document or exhibit Filed or to be Filed means such document or exhibit, as it may have been or (to the extent otherwise permitted, hereafter) may be amended, modified or supplemented from time to time; (d) unless otherwise specified in a particular reference, all references in the Plan to Sections, Articles, Schedules, and Exhibits are references to Sections, Articles, Schedules and Exhibits of or to the Plan; (e) the words "herein," "hereof," "hereto," "hereunder" and others of similar import refer to the Plan in its entirety rather than to only a particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretations of the Plan; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; and (h) all exhibits to the Plan are incorporated into the Plan, and shall be deemed to be included in the Plan, provided that they are Filed no later than the Confirmation Hearing.

D. COMPUTATION OF TIME.

  In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

                                     III.

                DESIGNATION OF CLASSES OF CLAIMS AND INTERESTS

A. INTRODUCTION.

  Set forth below is a designation of the Classes of Claims and Interests under the Plan. All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the classes designated below. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes.

  A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class, and is classified in another Class or Classes to the extent that any portion of the Claim or Interest falls within the description of such other Class or Classes.

  A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released or otherwise satisfied before the Effective Date; a Claim or Interest which is not an Allowed Claim or Allowed Interest is not in any Class. A Disputed Claim or Disputed Interest, to the extent that it subsequently becomes an Allowed Claim or Allowed Interest, shall be included in the Class for which it would have qualified had it not been disputed.

  Notwithstanding anything to the contrary contained in the Plan, no distribution shall be made on account of any Claim or Interest which is not an Allowed Claim or an Allowed Interest.

B. CLAIMS.

  CLASS 1: SECURED CLAIMS (UNIMPAIRED--NOT ENTITLED TO VOTE)
  CLASS 2: PRIORITY CLAIMS (UNIMPAIRED--NOT ENTITLED TO VOTE)
  CLASS 3: SUBSIDIARY DEBT GUARANTY CLAIMS--(UNIMPAIRED--NOT ENTITLED TO VOTE) CLASS 4: 12.5% NOTES CLAIMS (IMPAIRED--ENTITLED TO VOTE)
  CLASS 5: GENERAL UNSECURED CLAIMS (UNIMPAIRED--NOT ENTITLED TO VOTE)

C. INTERESTS.

  CLASS 6: OLD COMMON STOCK INTERESTS (IMPAIRED--ENTITLED TO VOTE)

                                   ANNEX IV

                                      IV.

                       TREATMENT OF CLAIMS AND INTERESTS

A. TREATMENT OF UNCLASSIFIED CLAIMS.

 1. ADMINISTRATIVE CLAIMS.

  A. GENERAL.

  Subject to certain additional requirements for professionals and certain other entities set forth below, Reorganized Merisel shall pay to each Holder of an Allowed Administrative Claim, on account of its Administrative Claim and in full satisfaction thereof, Cash equal to the amount of such Allowed Administrative Claim, unless such Holder and Merisel or Reorganized Merisel agree or shall have agreed to other treatment of such Claim; provided, however, that if incurred in the ordinary course of business or otherwise assumed by Merisel pursuant to the Plan, an Allowed Administrative Claim (including Administrative Claims of governmental units for taxes), will be paid, performed or settled by Reorganized Merisel when due in accordance with the terms and conditions of the particular agreement(s) governing the obligation in the absence of the Reorganization Case.

  B. PAYMENT OF STATUTORY FEES.

  On or before the Effective Date, all fees payable pursuant to 28 U.S.C. (S) 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid in Cash equal to the amount of such Administrative Claims.

  C. BAR DATE FOR ADMINISTRATIVE CLAIMS.

   (1) GENERAL PROVISIONS.

  Except as provided below for non-tax liabilities incurred in the ordinary course of business by the Debtor in Possession, requests for payment of Administrative Claims must be Filed and served on counsel for Merisel and Reorganized Merisel no later than (x) sixty (60) days after the Effective Date, or (y) such later date, if any, as the Bankruptcy Court shall order upon application made prior to the end of such 60-day period. Holders of Administrative Claims (including, without limitation, professionals requesting compensation or reimbursement of expenses and the Holders of any Claims for federal, state or local taxes) that are required to File a request for payment of such Claims and that do not File such requests by the applicable bar date shall be forever barred from asserting such Claims against Merisel or Reorganized Merisel, or any of their respective properties.

   (2) PROFESSIONALS.

  All professionals or other Persons requesting compensation or reimbursement of expenses pursuant to any of sections 327, 328, 330, 331, 503(b) and 1103 of the Bankruptcy Code for services rendered on or before the Effective Date (including, without limitation, any compensation requested by any professional or any other Person for making a substantial contribution in the Reorganization Case) shall File and serve on Reorganized Merisel and counsel for Reorganized Merisel an application for final allowance of compensation and reimbursement of expenses no later than (i) sixty (60) days after the Effective Date, or (ii) such later date, if any, as the Bankruptcy Court shall order upon application made prior to the end of such 60-day period; provided, however, that any Professional who may receive compensation or reimbursement of expenses pursuant to the Ordinary Course Professionals Order without having filed an application may continue to receive compensation or reimbursement for services rendered before the Effective Date without further Bankruptcy Court review or approval pursuant to the Ordinary Course Professionals Order. Objections to applications of professionals for compensation or reimbursement of expenses must be Filed and served on Reorganized Merisel, counsel for Reorganized Merisel and the professionals to whose application the objections are addressed on or before the later of (x) ninety (90) days after the Effective Date and (y) thirty (30) days after such date as the Bankruptcy Court shall establish as the bar date for such applications. Any professional fees and reimbursements or expenses incurred by Reorganized Merisel subsequent to the Effective Date may be paid by Reorganized Merisel without application to the Bankruptcy Court.

                                   ANNEX IV

   (3) ORDINARY COURSE LIABILITIES.

  Holders of Administrative Claims based on liabilities incurred in the ordinary course of Merisel's businesses (other than Claims of governmental units for taxes or Claims and/or penalties related to such taxes) shall not be required to File any request for payment of such Claims. Such Administrative Claims shall be assumed and paid by Reorganized Merisel pursuant to the terms and conditions of the particular transaction giving rise to such Administrative Claim, without any further action by the Holders of such Claims.

 2. PRIORITY TAX CLAIMS.

  Unless otherwise agreed to by Merisel and a Holder of a Priority Tax Claim, each Holder of an Allowed Priority Tax Claim shall receive (i) Cash equal to the unpaid portion of such Allowed Priority Tax Claim on the later of (a) the Effective Date and (b) the date on which such Claim becomes an Allowed Priority Tax Claim; or (ii) payment at such time as specified under applicable laws. Pursuant to Section 1123(a)(1) of the Bankruptcy Code, Priority Tax Claims are not designated a Class of Claims for purposes of the Plan, and the Holders of Allowed Priority Tax Claims are not entitled to vote on the Plan.

B.  TREATMENT OF SECURED CLAIMS.

 1. CLASS 1: SECURED CLAIMS

  Class 1 consists of each Secured Claim secured by a security interest in or lien upon property in which Merisel's Estate has an interest. To the extent, if any, that the value of the collateral securing a Class 1 Secured Claim is less than the amount of such Allowed Claim, the difference shall be treated as a Class 5 General Unsecured Claim.

  Class 1 Secured Claims are Unimpaired and, accordingly, Holders of Class 1 Secured Claims will not be entitled to vote for or against the Plan and will be deemed to have accepted the Plan. Holders of Claims in Class 1 are not required to file proofs of claim with the Bankruptcy Court, and no bar date will be enforced as to such claims.

  Notwithstanding any provision of this Plan to the contrary, nothing herein shall affect the right or ability of Merisel or Reorganized Merisel to avoid any purported lien or security interest.

  On the Effective Date, or as soon thereafter as practicable, the holder of an Allowed Class 1 Secured Claim, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Secured Claim, shall, in the sole discretion of Merisel, (a) have its Allowed Class 1 Secured Claim Reinstated, or (b) receive such other treatment as Merisel and such holder shall have agreed upon in writing as announced at or prior to the Confirmation Hearing.

 2. CLASS 2: PRIORITY CLAIMS

  Class 2 consists of all Priority Claims. Class 2 Claims are Unimpaired and, accordingly, Holders of Allowed Class 2 Claims are not entitled to vote for or against the Plan, and will be deemed to have accepted the Plan.

  Each Holder of an Allowed Class 2 Claim shall be entitled to receive Cash equal to the amount of such Claim, unless the Holder of such Claim and Reorganized Merisel agree to a different treatment, on the latest of (a) the Effective Date or as soon as practicable thereafter, (b) the date such Claim becomes an Allowed Priority Claim, and (c) the date that such Claim would be paid in accordance with any terms and conditions of any agreements or understandings relating thereto between Merisel and the Holder of such Claim.

 3. CLASS 3: SUBSIDIARY DEBT GUARANTY CLAIMS

  Class 3 consists of each Subsidiary Debt Guaranty Claim. Class 3 Claims are Unimpaired and, accordingly, Holders of Allowed Class 3 Claims are not entitled to vote for or against the Plan, and will be deemed to have

                                   ANNEX IV
accepted the Plan. Holders of Claims in Class 3 are not required to file proofs of claim with the Bankruptcy Court and no bar date will be enforced as to such Claims.

  On the Effective Date, or as soon thereafter as practicable, the holder of an Allowed Class 3 Subsidiary Debt Guaranty Claim, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 3 Claim, shall, in the sole discretion of Merisel, (a) have its Allowed Class 3 Claim Reinstated, or (b) receive such other treatment as Merisel and such holder shall have agreed upon in writing as announced at or prior to the Confirmation Hearing.

 4. CLASS 4: 12.5% NOTES CLAIMS

  Class 4 consists of all 12.5% Notes Claims. Class 4 is Impaired and, accordingly, Holders of Allowed Class 4 Claims are entitled to vote for or against the Plan.

  On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 4 Claim shall receive on account of all Claims arising under or related to the 12.5% Notes, including the unpaid principal amount plus unpaid interest plus all other amounts, if any, which accrued prior to the Petition Date on its 12.5% Notes, 192.5 shares of New Common Stock for each $1,000 of 12.5% Notes held by such Holder.

 5. CLASS 5: GENERAL UNSECURED CLAIMS

  Class 5 consists of all Claims, except Administrative Claims, Priority Tax Claims and Claims in Classes 1 through 4, and including, but not limited to, Claims for damages arising or resulting from the rejection of leases or executory contracts, Securities Claims and pre-Petition Date Claims for indemnification of the kind described in Section X.D hereof.

  Class 5 Claims are Unimpaired and, accordingly, Holders of Allowed Class 5 Claims are not entitled to vote for or against the Plan and will be deemed to have accepted the Plan. Holders of Claims in Class 5 are not required to file proofs of claim with the Bankruptcy Court, and no bar date will be enforced as to such Claims.

  Unless otherwise agreed to by the parties, the legal, equitable and contractual rights of each Holder of an Allowed Claim in Class 5 will either
(a) not be altered by this Plan or (b) at the option of Merisel, receive such other treatment that will result in such Allowed Claim being deemed Unimpaired.

  Class 5 also includes Trade Claims. As set forth in Section IV.D.1 below, Merisel intends to seek Bankruptcy Court approval to pay in the ordinary course of business all outstanding Trade Claims to trade creditors who continue to provide normal trade credit terms to or have reinstated normal trade credit terms for the Company or who have previously agreed to compromise their Claims in a manner acceptable to Merisel. In any event, all Allowed Claims in Class 5 that have become due and owing on or before the Effective Date (unless previously paid during the Reorganization Case) will be paid in full, in Cash (with interest, to the extent permitted by the Bankruptcy Court), on or as soon as practicable after the Effective Date, or at such other time as is mutually agreed upon by Merisel and the Holder of such Claim, or if not due and owing on the Effective Date, such Trade Claims shall be Reinstated and paid in full in accordance with their respective terms or otherwise rendered Unimpaired.

C. TREATMENT OF INTERESTS

 1. CLASS 6: OLD COMMON STOCK INTERESTS.

  CLASS 6 consists of the Allowed Interests of Holders of Old Common Stock. Class 6 Interests are Impaired and, accordingly, Holders of Allowed Class 6 Interests are entitled to vote for or against the Plan.

  On the Effective Date or as soon as practicable thereafter, each Holder of an Allowed Class 6 Claim shall receive, on a Pro Rata basis, on account of each share of Old Common Stock which it holds (i) .2 shares of New Common Stock, (ii) .0875 New Series A Warrants, and (iii) .0875 New Series B Warrants.

                                   ANNEX IV

D. TREATMENT OF TRADE CREDITORS AND EMPLOYEES UNDER THE PLAN

 1. TREATMENT OF TRADE CLAIMS.

  Trade Claims are Unimpaired and will be paid in full under the Plan. Notwithstanding provisions of the Bankruptcy Code that may defer payment of the Trade Claims until the effectiveness of the Plan, Merisel has sought or, simultaneously with the Filing of this Plan, will seek authority from the Bankruptcy Court to pay immediately Holders of Trade Claims arising in the ordinary course who, following commencement of the Reorganization Case, agree to continue to provide the Company with customary trade terms or to reinstate customary trade terms or who have previously agreed to compromise their Claims in a manner acceptable to Merisel.

  Holders of Trade Claims will not be required to file proofs of claim with the Bankruptcy Court and no bar date will be enforced as to such Trade Claims. On and after the Effective Date, all undisputed, noncontingent and liquidated Trade Claims not already paid will be paid in full or in the ordinary course of business of Reorganized Merisel. If the Company or Reorganized Merisel disputes any Trade Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in the manner in which such dispute would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Reorganization Case had not been commenced.

  Any Claim arising from the rejection of an executory contract or unexpired lease under the Plan shall not be treated as a Trade Claim, will be determined in accordance with the procedures set forth in Section VII.D. hereof, and will be paid as a Class 5 Claim when and to the extent such Claim is Allowed by the Bankruptcy Court.

 2. TREATMENT OF EMPLOYEE CLAIMS.

  Employee Claims that accrue pre-petition will receive Unimpaired treatment under the terms of the Plan. To ensure the continuity of Merisel's work force and to further accommodate the Unimpaired treatment of Employee Claims, Merisel has sought or, simultaneous with the Filing of this Plan, will seek immediate authorization from the Bankruptcy Court to honor payroll checks outstanding as of the Petition Date (or to issue replacement checks), to permit employees to utilize paid vacation time accrued prior to the Petition Date (so long as they remain employees of Merisel or Reorganized Merisel) and to continue paying medical and other benefits under all applicable insurance plans. Employee Claims and benefits not paid or honored prior to the Effective Date will be paid or honored upon the Effective Date or as soon thereafter as such payment or other obligation becomes due or performable. Employees will not be required to file proofs of claim on account of Employee Claims. If the Company or Reorganized Merisel disputes any Employee Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in the manner in which such dispute would have been determined, resolved or adjudicated if the Reorganization Case had not been commenced, and will survive the Effective Date and the consummation of the Plan as if the Reorganization Case had not been commenced.

E. MODIFICATION OF TREATMENT OF CLAIMS.

  Merisel reserves the right to modify the treatment of any Allowed Claim or Interest in any manner adverse only to the Holder of such Claim or Interest at any time after the Effective Date upon the consent of the creditor or interest holder whose Allowed Claim or Interest, as applicable, is being adversely affected.

F. LISTING OF NEW COMMON STOCK.

  Reorganized Merisel shall use its best efforts to cause the shares of New Common Stock to be listed on the NASDAQ National Market.

                                   ANNEX IV

                                      V.

                         DISTRIBUTIONS UNDER THE PLAN

A. DISBURSING AGENT.

  Reorganized Merisel, or such Person(s) as Merisel may employ in its sole discretion, will act as Disbursing Agent under the Plan. The Disbursing Agent will make all distributions of Cash, New Common Stock and New Warrants required to be distributed under the applicable provisions of the Plan. Any Disbursing Agent may employ or contract with other entities to assist in or make the distributions required by the Plan. Each Disbursing Agent will serve without bond, and each Disbursing Agent, other than Reorganized Merisel, will receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from Reorganized Merisel on terms acceptable to Reorganized Merisel.

B. TIMING OF DISTRIBUTIONS.

  Property to be distributed hereunder on account of Allowed Claims and Allowed Interests in an Impaired Class (a) shall be distributed on the Effective Date or as soon as practicable thereafter to each Holder of an Allowed Claim or an Allowed Interest in that Class that is an Allowed Claim or an Allowed Interest as of the Effective Date, and (b) shall be distributed to each Holder of an Allowed Claim or an Allowed Interest of that Class that becomes an Allowed Claim or Allowed Interest after the Effective Date, as soon as practicable after the order of the Bankruptcy Court allowing such Claim or Interest becomes a Final Order. Property to be distributed under the Plan on account of Claims in a Class that are not Impaired or on account of an Administrative Claim shall be distributed on the later of (i) the Effective Date or as soon as practicable thereafter, or if any Claim is not an Allowed Claim, on the date the order allowing such Claim becomes a Final Order and
(ii) the date on which the distribution to the Holder of the Claim would have been due and payable in the ordinary course of business or under the terms of the Claim if the Reorganization Case had not been commenced.

C. METHODS OF DISTRIBUTIONS.

 1. CASH PAYMENTS.

  Cash payments made pursuant to the Plan will be in U.S. dollars. Cash payments of $1,000,000 or more to be made pursuant to the Plan will, to the extent requested in writing no later than five days after the Confirmation Date, be made by wire transfer from a domestic bank. Cash payments to foreign creditors may be made, at the option of Merisel or Reorganized Merisel, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Cash payments made pursuant to the Plan in the form of checks issued by Reorganized Merisel shall be null and void if not cashed within 90 days of the date of the issuance thereof. Requests for reissuance of any check shall be made directly to the Disbursing Agent as set forth in
Section V.G below.

 2. TRANSFERS OF NEW COMMON STOCK AND NEW WARRANTS.

  Notwithstanding any other provision of the Plan, only whole numbers of shares of New Common Stock and New Warrants will be issued or transferred, as the case may be, pursuant to the Plan. When any distribution on account of an Allowed Claim or Interest pursuant to the Plan would otherwise result in the issuance or transfer of a number of shares of New Common Stock that is not a whole number, fractional interests in New Common Stock will be aggregated and sold by Reorganized Merisel, with the proceeds to be distributed to Holders of such interests in proportion to the amount of fractional shares of New Common Stock such Holders would otherwise be entitled to receive. When any distribution on account of an Allowed Class 6 Interest would otherwise result in the issuance or transfer of a number of New Warrants that is not a whole number, fractional interests in New Warrants will be aggregated and sold by Reorganized Merisel, with the proceeds to be distributed to Holders of such interests in proportion to the fractional number of New Warrants such Holders would otherwise be entitled to receive.

                                   ANNEX IV

 3. COMPLIANCE WITH TAX REQUIREMENTS.

  In connection with the distributions set forth herein, to the extent applicable, the Disbursing Agent shall comply with all tax withholding and reporting requirements imposed on it by any governmental unit, and all distributions pursuant to this Plan will be subject to such withholding and reporting requirements. The Disbursing Agent will be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

  Notwithstanding any other provision contained herein: (i) each Holder of an Allowed Claim or Interest that is to receive a distribution of Cash, New Common Stock or New Warrants pursuant to the Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution; and (ii) no distribution will be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such tax obligations. Any Cash, New Common Stock or New Warrants to be distributed pursuant to the Plan will, pending the implementation of such arrangements, be treated as an undeliverable distribution pursuant to Section V.G of the Plan.

D. PRO RATA DISTRIBUTION.

  Where the Plan provides for Pro Rata distribution, the property to be distributed under this Plan shall be divided Pro Rata among the Holders of Allowed Claims or Allowed Interests of the relevant Class.

E. DISTRIBUTION RECORD DATE.

  As of the close of business on the Distribution Record Date, the transfer registers for the 12.5% Notes and Old Common Stock maintained by Merisel, or its respective agents, will be closed. The Disbursing Agent and its respective agents will have no obligation to recognize the transfer of any 12.5% Notes or Old Common Stock occurring after the Distribution Record Date and will be entitled for all purposes relating to this Plan to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

F. SURRENDER OF CANCELLED OLD SECURITIES.

  As a condition precedent to receiving any distribution pursuant to this Plan on account of an Allowed 12.5% Notes Claim or Allowed Old Common Stock Interest evidenced by the Instruments cancelled pursuant to Section VIII.A.1 hereof, the Holder of such Claim or Interest shall tender the applicable Instruments evidencing such Claim or Interest to the Disbursing Agent pursuant to a letter of transmittal furnished by the Disbursing Agent. Any Cash, New Common Stock or New Warrants to be distributed pursuant to this Plan on account of any such Claim or Interest will, pending such surrender, be treated as an undeliverable distribution pursuant to Section V.G below.

 1. SPECIAL PROCEDURES FOR LOST, STOLEN, MUTILATED OR DESTROYED INSTRUMENTS.

  In addition to any requirements under Merisel's pre-petition Certificate of Incorporation or Bylaws, any Holder of a Claim or an Interest evidenced by an Instrument that has been lost, stolen, mutilated or destroyed will, in lieu of surrendering such Instrument, deliver to the Disbursing Agent: (a) evidence satisfactory to the Disbursing Agent of the loss, theft, mutilation or destruction; and (b) such security or indemnity as may be required by the Disbursing Agent to hold the Disbursing Agent harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Instrument. Upon compliance with this Section, the Holder of a Claim or Interest evidenced by any such lost, stolen, mutilated or destroyed Instrument will, for all purposes under the Plan, be deemed to have surrendered such Instrument.

                                   ANNEX IV

 2. FAILURE TO SURRENDER CANCELLED INSTRUMENT.

  Any Holder of an Instrument that fails to surrender or be deemed to have surrendered such Instrument within two years after the Effective Date will have its claim for a distribution pursuant to the Plan on account of such Instrument discharged and shall be forever barred from asserting any such claim against Reorganized Merisel or its property. In such cases, any Cash, New Common Stock or New Warrants held for distribution on account of such claim will be disposed of pursuant to the provisions of Section V.G hereof.

G. UNDELIVERABLE OR UNCLAIMED DISTRIBUTIONS.

  Any Person that is entitled to receive a Cash distribution under this Plan but that fails to cash a check within 90 days of its issuance shall be entitled to receive a reissued check from Reorganized Merisel for the amount of the original check, without any interest, if such person requests the Disbursing Agent to reissue such check and provides the Disbursing Agent with such documentation as the Disbursing Agent requests to verify that such Person is entitled to such check, prior to the second anniversary of the Effective Date. If a Person fails to cash a check within 90 days of its issuance and fails to request reissuance of such check prior to the second anniversary of the Effective Date, such Person shall not be entitled to receive any distribution under this Plan. If the distribution to any Holder of an Allowed Claim or Allowed Interest is returned to a Disbursing Agent as undeliverable, no further distributions will be made to such Holder unless and until the applicable Disbursing Agent is notified in writing of such Holder's then-current address. Undeliverable distributions will remain in the possession of the applicable Disbursing Agent pursuant to Section V.A. of the Plan until such time as a distribution becomes deliverable. Undeliverable Cash will be held in trust in segregated bank accounts in the name of the applicable Disbursing Agent for the benefit of the potential claimants of such funds, and will be accounted for separately. Any Disbursing Agent holding undeliverable Cash shall invest such Cash in a manner consistent with Merisel's investment and deposit guidelines. Undeliverable New Common Stock and New Warrants will be held in trust for the benefit of the potential claimants of such securities and rights by the applicable Disbursing Agent in principal amounts or number of shares sufficient to fund the unclaimed amounts of such securities and rights, and shall be accounted for separately.

  Pending the distribution of any New Common Stock, pursuant to the Plan, the Disbursing Agent will cause the New Common Stock held by it in its capacity as Disbursing Agent to be: (i) represented in person or by proxy at each meeting of the stockholders of Reorganized Merisel; and (ii) voted with respect to any matter of Reorganized Merisel, proportionally with the votes cast by other stockholders of Reorganized Merisel.

  All claims for undeliverable distributions shall be made on or before the second (2nd) anniversary of the Effective Date. After such date, all unclaimed property shall revert to Reorganized Merisel and the claim of any holder or successor to such holder with respect to such property shall be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary.

H. OBJECTIONS TO CLAIMS AND AUTHORITY TO PROSECUTE OBJECTIONS; CLAIMS
RESOLUTION.

 1. GENERALLY.

  Except as otherwise provided in Section V.H.2 below and except as otherwise ordered by the Bankruptcy Court after notice and a hearing, objections to Claims, including without limitation Administrative Claims, shall be Filed and served upon the Holder of such Claim or Administrative Claim no later than the later of (a) 60 days after the Effective Date, and (b) 60 days after a proof of claim or request for payment of such Claim is Filed, unless this period is extended by the Bankruptcy Court. Such extension may be granted on an ex parte basis without notice or hearing. After the Confirmation Date, only Merisel and Reorganized Merisel will have the authority to File objections, settle, compromise, withdraw or litigate to judgment objections to Claims and Interests. From and after the Confirmation Date, Merisel and Reorganized Merisel may settle or compromise any Disputed Claim or Disputed Interest without approval of the Bankruptcy Court.

                                   ANNEX IV

 2. PROFESSIONALS, ADMINISTRATION CLAIMS, TRADE CLAIMS AND EMPLOYEE CLAIMS.

  Except as otherwise ordered by the Bankruptcy Court, objections to claims of professionals shall be governed by the provisions of Section IV.A.1.c.(2) hereof. Objections to Administrative Claims based upon ordinary course liabilities, Trade Claims and Employee Claims shall be governed by applicable law as if the Reorganization Case had not been commenced.

I. DISPUTED CLAIMS; RESERVE AND ESTIMATIONS.

 1. TREATMENT OF DISPUTED CLAIMS.

  Notwithstanding any other provisions of this Plan, no payments or distributions will be made on account of a Disputed Claim or a Disputed Interest until such Claim or Interest becomes an Allowed Claim or Allowed Interest. Prior to the Petition Date, Merisel will deliver Stipulations of Amount and Nature of Claim to the Indenture Trustees. Such Stipulations, once executed and to the extent unpaid, will be treated as Allowed Claims as of the Petition Date in the amounts set forth in such Stipulation of Amount and Nature of Claim and will not be treated as Disputed Claims. Merisel or Reorganized Merisel may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, irrespective of whether Merisel or Reorganized Merisel has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection unless such ruling has become a final order. The Bankruptcy Court will retain jurisdiction to estimate any contingent or unliquidated Claim at any time during litigation concerning any objection to the Claim, including during the pendency of any appeal relating to any such objection. If the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the amount of such Allowed Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, Merisel or Reorganized Merisel may elect to pursue any supplemental proceedings to object to any ultimate payment on account of such Claim. All of these Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. In addition to seeking estimation of Claims as provided in this Section, Merisel or Reorganized Merisel may resolve or adjudicate certain Disputed Claims of Holders in Unimpaired Classes in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Reorganization Case had not been commenced; provided, however, that the amount of such claim and the remedies available shall not be limited by discharge pursuant to section 1141(d)(1) of the Bankruptcy Code and other applicable bankruptcy law. Claims may be subsequently compromised, settled, withdrawn or resolved by Merisel or Reorganized Merisel pursuant to Section V.H hereof.

 2. DISTRIBUTIONS ON ACCOUNT OF DISPUTED CLAIMS ONCE THEY ARE ALLOWED.

  Within 30 days after the end of each calendar quarter following the Effective Date, the applicable Disbursing Agent will make all distributions on account of any Disputed Claim or Disputed Interest that has become an Allowed Claim or Allowed Interest during the preceding calendar quarter. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class. Holders of Disputed Claims or Disputed Interests that are ultimately allowed will also be entitled to receive, on the basis of the amount ultimately allowed: (i) matured and payable interest, if any, at the rate provided for the consideration payable to the Class to which such Claim belongs; and (ii) any dividends or other payments made on account of New Common Stock held pending distribution.

J. SETOFFS.

  Except with respect to claims of Merisel or Reorganized Merisel released pursuant to the Plan or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, Merisel or Reorganized Merisel may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy law, set off against any Allowed Claim and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the claims, rights and causes

                                   ANNEX IV
of action of any nature that Merisel or Reorganized Merisel may hold against the Holder of such Allowed Claim; provided, however, that neither the failure to effect such a setoff nor the Allowance of any Claim hereunder will constitute a waiver or release by Merisel or Reorganized Merisel of any such claims, rights and causes of action that Merisel or Reorganized Merisel may possess against such Holder.

                                      VI.

                     INDIVIDUAL HOLDER PROOFS OF INTEREST

  Individual Holders of Class 6 Old Common Stock are not required to File proofs of Interests unless they disagree with the number of shares set forth on Merisel's stock register.

                                     VII.

             TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. ASSUMPTIONS.

  Except as otherwise provided herein, or in any contract, instrument, release, indenture or other agreement or document entered into in connection with this Plan, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, Merisel will assume each executory contract and unexpired lease entered into by Merisel prior to the Petition Date, including any employee stock options or stock appreciation right agreement, that has not previously (a) expired or terminated pursuant to its own terms or (b) been assumed or rejected pursuant to section 365 of the Bankruptcy Code. The Confirmation Order will constitute an Order of the Bankruptcy Court approving the assumptions described in this Section, pursuant to section 365 of the Bankruptcy Code, as of the Effective Date.

B. CURE OF DEFAULTS IN CONNECTION WITH ASSUMPTION.

  Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, at the option of Merisel or Reorganized Merisel (a) by payment of the default amount in Cash on the Effective Date or as soon as practicable thereafter or (b) on such other terms as are agreed to by the parties to such executory contract or unexpired lease. If there is a dispute regarding (i) the amount of any cure payments, (ii) the ability of Reorganized Merisel to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order resolving the dispute and approving the assumption.

C. REJECTIONS.

  Except as otherwise provided herein or in any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, on the Effective Date, pursuant to section 365 of the Bankruptcy Code, Merisel will reject each of the executory contracts and unexpired leases listed on a schedule to be filed prior to the Confirmation Hearing (the "Schedule") hereto; provided, however, that Merisel reserves the right, at any time prior to the Effective Date, to amend such schedule to delete any executory contract or unexpired lease listed therein, thus providing for its assumption pursuant to Sections VII.A and VII.B above. Each contract and lease listed on the Schedule will be rejected only to the extent that any such contract or lease constitutes an executory contract or unexpired lease. Listing a contract or lease on the Schedule does not constitute an admission by Merisel or Reorganized Merisel that such contract or lease is an executory contract or unexpired lease, or that Merisel or Reorganized Merisel has any liability thereunder. The Confirmation Order shall constitute an Order of the Bankruptcy Court approving such rejections, pursuant to section 365 of the Bankruptcy Code, as of the Effective Date.

                                   ANNEX IV

D. BAR DATE FOR REJECTION DAMAGES.

  If the rejection of an executory contract or unexpired lease pursuant to the preceding Section VII.C gives rise to a Claim by the non-Debtor party or parties to such contract or lease, such Claim shall be forever barred and shall not be enforceable against Merisel, Reorganized Merisel, or its successors or properties unless (a) a Stipulation of Amount and Nature of Claim has been entered into with respect to the rejection of such executory contract or unexpired lease or (b) a proof of Claim is Filed and served on Reorganized Merisel and counsel for Reorganized Merisel within 30 days after the Effective Date or such earlier date as established by the Bankruptcy Court.

                                     VIII.

              MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN

A. CORPORATE ACTION.

 1. CANCELLATION OF OLD SECURITIES AND RELATED AGREEMENTS.

  On the Effective Date, the 12.5% Notes and the Old Common Stock, and all obligations of Merisel under all of the foregoing, shall be terminated, canceled and extinguished.

 2. CERTIFICATE OF INCORPORATION AMENDMENTS.

  On the Effective Date, Reorganized Merisel shall be deemed to have adopted the Reorganized Merisel Certificate of Incorporation pursuant to applicable non-bankruptcy law and section 1123(a)(5)(I) of the Bankruptcy Code. The Reorganized Merisel Certificate of Incorporation will, among other provisions:
(i) authorize the issuance of the New Common Stock, and (ii) prohibit the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code. The Reorganized Merisel Certificate of Incorporation, in substantially the form attached hereto as Exhibit C, will become effective upon the last to occur of the following: (1) Confirmation of the Plan, (2) the occurrence of the Effective Date and (3) the filing with the Delaware Secretary of State of the Reorganized Merisel Certificate of Incorporation.

 3. MANAGEMENT OF REORGANIZED MERISEL.

  As of the Effective Date, the Persons identified in the Proxy Statement/Prospectus will serve as the initial members of the Board of Directors of Reorganized Merisel. Such Persons shall be deemed elected to the Board of Directors, and such elections shall be deemed effective as of the Effective Date, without any requirement of further action by stockholders of Merisel or Reorganized Merisel. The Persons identified as such in the Proxy Statement/Prospectus will serve as the initial officers of Reorganized Merisel as of the Effective Date. Subject to any requirement of Bankruptcy Court approval under Section 1129(a)(5) of the Bankruptcy Code, those persons designated as directors and officers of Reorganized Merisel in the Proxy Statement/Prospectus shall assume their offices as of the Effective Date and shall continue to serve in such capacities thereafter, pending further action of the Board of Directors or stockholders of Reorganized Merisel in accordance with the Reorganized Merisel Bylaws, Reorganized Merisel Certificate and applicable state law.

B. IMPLEMENTATION.

  Merisel shall be authorized to take all necessary steps, and perform all necessary acts, to consummate the terms and conditions of the Plan. On or before the Effective Date, Merisel may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate or further evidence the terms and conditions of this Plan and the other agreements referred to herein. Merisel and Reorganized Merisel

                                   ANNEX IV
may, and shall, execute such documents and take such other actions as are necessary to effectuate the transactions provided for in the Plan.

C. PAYMENT OF STATUTORY FEES.

  All fees payable to the U.S. Trustee pursuant to 28 U.S.C. (S) 1930 as determined by the Bankruptcy Court at the Confirmation Hearing shall be paid by Merisel on or before the Effective Date.

D. NO INTEREST.

  Except as expressly provided herein, no Holder of an Allowed Class or Allowed Interest shall receive interest on the distribution to which such Holder is entitled hereunder, regardless of whether such distribution is made on the Effective Date or thereafter.

E. RETIREE BENEFITS.

  On and after the Effective Date, to the extent required by section 1129(a)(13) of the Bankruptcy Code, Reorganized Merisel shall continue to pay all retiree benefits (if any), as the term "retiree benefits" is defined in section 1114(a) of the Bankruptcy Code, maintained or established by Merisel prior to the Confirmation Date.

F. ISSUANCE OF NEW SECURITIES.

  The issuance and distribution of the following securities by Reorganized Merisel is hereby authorized and directed without further act or action under applicable law, regulation, order or rule:

    a. 50,000,000 shares of New Common Stock, of which approximately 35,482,632 shares shall be issued and distributed pursuant to the Plan; and

    b. 2,631,868 New Series A Warrants.

    c. 2,631,868 New Series B Warrants.

                                      IX.

                  CONFIRMATION AND EFFECTIVE DATE CONDITIONS

A. CONDITIONS TO CONFIRMATION.

  Confirmation of this Plan cannot occur until all of the substantive confirmation requirements under the Bankruptcy Code have been satisfied pursuant to section 1129 of the Bankruptcy Code. In addition, the Bankruptcy Court will not enter the Confirmation Order unless the Confirmation Order is acceptable in form and substance to Merisel, and the Confirmation Order expressly authorizes and directs Merisel and Reorganized Merisel to perform those actions specified herein.

B. CONDITIONS TO EFFECTIVE DATE.

  The Effective Date will not occur and the Plan will not be consummated unless and until each of the following conditions has been satisfied or waived by Merisel:

    (i) The Confirmation Order shall authorize and direct that Merisel and Reorganized Merisel take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, and other agreements or documents created in connection with the Plan, including those actions contemplated by the provisions of this Plan set forth in Section X hereof.

                                   ANNEX IV

    (ii) The Confirmation Order shall have become a Final Order.

    (iii) The statutory fees owing the U.S. Trustee shall have been paid in full.

    (iv) All other actions and documents necessary to implement the provisions of the Plan shall have been effected or executed or, if waivable, waived by the Person or Persons entitled to the benefit thereof.

C. WAIVER OF CONDITIONS TO CONFIRMATION AND EFFECTIVE DATE.

  Each of the conditions to Confirmation and the Effective Date, other than the conditions set forth in Section IX.B.iii of the Plan, may be waived in whole or in part by Merisel at any time, without notice or an Order of the Bankruptcy Court. The failure to satisfy or to waive any condition may be asserted by Merisel regardless of the circumstances giving rise to failure of such condition to be satisfied (including any action or inaction by Merisel). The failure of Merisel to exercise any of the foregoing rights will not be deemed a waiver of any other rights, and each such right will be deemed an ongoing right that may be asserted at any time.

  If each condition to the Effective Date has not been satisfied or duly waived within 60 days after the Confirmation Date, then (unless the period for satisfaction or waiver of conditions has been extended at the option of Merisel for a period not exceeding 120 days) upon motion by any party in interest, made before the time that each of the conditions has been satisfied or duly waived and upon notice to such parties in interest as the Bankruptcy Court may direct, the Confirmation Order will be vacated by the Bankruptcy Court; provided, however, that notwithstanding the Filing of such motion, the Confirmation Order may not be vacated if each of the conditions to the Effective Date is either satisfied or duly waived before the Clerk enters a Final Order granting such motion. If the Confirmation Order is vacated pursuant to this Section IX.C., the Plan shall be deemed null and void in all respects, including without limitation the discharge of Claims and termination of Interests pursuant to section 1141 of the Bankruptcy Code and the assumptions or rejections of executory contracts and unexpired leases provided for herein, and nothing contained herein shall (1) constitute a waiver or release of any claims by or against, or any interests in, Merisel or (2) prejudice in any manner the rights of Merisel.

                                      X.

                         EFFECTS OF PLAN CONFIRMATION

A. DISCHARGE OF DEBTOR AND INJUNCTION.

  Except as otherwise provided in the Plan or the Confirmation Order, on the Effective Date, Merisel shall be discharged and released to the fullest extent permitted by section 1141 of the Bankruptcy Code from all Claims and Interests.

  Except as otherwise provided in the Plan or the Confirmation Order, on and after the Effective Date, all Persons who have held, currently hold or may hold a debt, Claim or Interest discharged pursuant to the terms of the Plan are permanently enjoined from taking any action to the fullest extent permitted by section 524 of the Bankruptcy Code. Any Person injured by any willful violation of such injunction shall recover actual damages, including costs and attorneys' fees, and, in appropriate circumstances, may recover punitive damages, from the willful violator.

B. LIMITATION OF LIABILITY.

  Neither Merisel nor Reorganized Merisel nor the Ad Hoc Noteholders Committee, nor any of their respective post-Petition Date employees, officers, directors, agents or representatives, or any professional persons employed by any of them (a "Plan Participant"), shall have or incur any liability to any Person whatsoever, including, specifically, any Holder of a Claim or Interest, under any theory of liability (except for any claim based upon willful misconduct or gross negligence), for any act taken or omission made in good faith directly related to formulating, preparing, disseminating, implementing, confirming, or consummating the Plan, the Proxy

                                   ANNEX IV

Statement/Prospectus, the Confirmation Order, or any contract, instrument, release, or other agreement or document created or entered into, or any other act taken or omitted to be taken in connection with the Plan, provided that nothing in this paragraph shall limit the liability of any Person for breach of any express obligation it has under the terms of this Plan or under any agreement or other document entered into by such Person either post-petition or in accordance with the terms of this Plan or for any breach of a duty of care owed to any other Person occurring after the Effective Date. Reorganized Merisel shall also indemnify each Plan Participant, hold each Plan Participant harmless from, and reimburse each Plan Participant for, any and all losses, costs, expenses (including attorneys' fees and expenses), liabilities and damages sustained by a Plan Participant arising from any liability described above.

C. RELEASES.

  On the Effective Date, the Company will release unconditionally, and hereby is deemed to release unconditionally (i) each of the Company's officers, directors, shareholders, employees, consultants, attorneys, accountants, financial advisors and other representatives (including without limitation their respective Designated Professionals), (ii) the Creditors' Committee and, solely in their capacity as members of representatives of the Creditors' Committee, each member, consultant, attorney, accountant or other representative of the Creditors' Committee (including without limitation their respective Designated Professionals), (iii) the Ad Hoc Noteholders Committee and, solely in their capacity as members or representatives of the Ad Hoc Noteholders Committee, each member, consultant, attorney, accountant or other representative of the Ad Hoc Noteholders Committee (including without limitation their respective Designated Professionals), and (iv) the Indenture Trustees, in their respective capacity as Indenture Trustee (the entities specified in clauses (i), (ii), (iii), and (iv) are referred to collectively as the "Releasees"), from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based on whole or in part upon any act or omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Releasees, the Company, the Reorganization Case or the Plan.

D. INDEMNIFICATION.

  The obligations of Merisel as of the Petition Date to indemnify its present, and any individuals who formerly were, directors or officers, respectively, against any obligations pursuant to Merisel's certificates of incorporation, by-laws, applicable state law or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, be assumed by Reorganized Merisel and not be discharged. Merisel shall fully indemnify and Reorganized Merisel shall assume Merisel's obligations to indemnify any person by reason of the fact that he or she is or was a director, officer, employee or agent, Designated Professional, member of other authorized representative of Merisel, the Creditors Committee, or the Indenture Trustees (the "Indemnitees") against any claims, liabilities, actions, suits, damages, fines, judgments or expenses (including reasonable attorney's fees), arising during the course of, or otherwise in connection with or in any way related to, the negotiation, preparation, formulation, solicitation, dissemination, implementation, confirmation and consummation of the Plan and the transactions contemplated thereby; provided, however, that the foregoing indemnification shall not apply to any liabilities arising from the gross negligence or wilful misconduct of any Indemnitee. If any claim, action or proceeding is brought or asserted against an Indemnitee in respect of which indemnity may be sought from Reorganized Merisel, the Indemnitee shall promptly notify Reorganized Merisel in writing and Reorganized Merisel shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnitee, and the payment of all expenses. The Indemnitee shall have the right to employ separate counsel in any such claim, action or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnitee unless (a) Reorganized Merisel has agreed to pay the fees and expenses of such counsel, or (b) Reorganized Merisel shall have failed promptly to assume the defense of such claim, action or proceeding and employ counsel reasonably satisfactory to the Indemnitee in any such claim, action or proceeding, or (c) the named parties to any such claim, action or proceeding (including any impleaded parties) include both the

                                   ANNEX IV

Indemnitee and Reorganized Merisel, and the Indemnitee believes, in the exercise of its business judgment and in the opinion of its legal counsel, reasonably satisfactory to Reorganized Merisel, that the joint representation of Reorganized Merisel and the Indemnitee will likely result in a conflict of interest (in which case, if the Indemnitee notifies Reorganized Merisel in writing that it elects to employ separate counsel at the expense of Reorganized Merisel, Reorganized Merisel shall not have the right to assume the defense of such action or proceeding on behalf of the Indemnitee). In addition, Reorganized Merisel shall not effect any settlement or release from liability in connection with any matter for which the Indemnitee would have the right to indemnification from Reorganized Merisel, unless such settlement contains a full and unconditional release of the Indemnitee, or a release of the Indemnitee reasonably satisfactory in form and substance to the Indemnitee.

E. VESTING OF ASSETS.

  Except as otherwise provided in any provision of the Plan, on the Effective Date, all property of the Estate shall vest in Reorganized Merisel, all free and clear of all Claims, liens, encumbrances and Interests of Holders of Claims and Holders of Old Common Stock. From and after the Effective Date, Reorganized Merisel may operate its business and use, acquire, and dispose of property and settle and compromise claims or interests arising post-Confirmation without supervision by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules or the Local Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

F. PRESERVATION OF CAUSES OF ACTION.

  Except as otherwise provided herein, or in any contract, instrument, release, or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, Reorganized Merisel shall retain (and may enforce) any claims, rights and causes of action that Merisel or the Estate may hold against any Person, including, inter alia, any claims, rights or causes of action under sections 544 through 550 of the Bankruptcy Code or any similar provisions of state law, or any other statute or legal theory.

G. RETENTION OF BANKRUPTCY COURT JURISDICTION.

  Notwithstanding the entry of the Confirmation Order, the occurrence of the Effective Date, and the closing of the Reorganization Case, the Bankruptcy Court will retain such jurisdiction over the Reorganization Case after the Effective Date as is legally permissible, including, without limitation, jurisdiction to:

    (i) Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim, the resolution of any objections to the allowance or priority of Claims or Interests and the resolution of any dispute as to the treatment necessary to Reinstate a Claim pursuant to the Plan;

    (ii) Grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending before the Effective Date;

    (iii) Resolve any matters related to the assumption or rejection of any executory contract or unexpired lease to which Merisel is a party or with respect to which Merisel may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

    (iv) Ensure that distributions to Holders of Allowed Claims or Allowed Interests are accomplished pursuant to the provisions of the Plan;

    (v) Decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving Merisel or Reorganized Merisel that may be pending on the Effective Date;

    (vi) Enter such Orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided herein;

                                   ANNEX IV

    (vii) Resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or the Confirmation Order, including the release and injunction provisions set forth in and contemplated by the Plan and the Confirmation Order, or any entity's rights arising under or obligations incurred in connection with this Plan or the Confirmation Order;

    (viii) Subject to any restrictions on modifications provided in any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, modify this Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or modify the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order; or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court Order, this Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate this Plan, to the extent authorized by the Bankruptcy Code;

    (ix) Issue injunctions, enter and implement other Orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation or enforcement of the Plan or the Confirmation Order;

    (x) Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

    (xi) Determine any other matters that may arise in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with this Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided in this Plan; and

    (xii) Enter an Order Closing the Reorganization Case.

H. FAILURE OF BANKRUPTCY COURT TO EXERCISE JURISDICTION.

  If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of the Reorganization Case, including the matters set forth in Section X.G above. Section X.G shall not prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

I. COMMITTEES.

  On the Effective Date, all Committees, if any, shall be dissolved, and the members of such Committees shall be released and discharged from all further rights and duties arising from or related to the Reorganization Case. The professionals retained by such Committees and the members thereof shall not be entitled to compensation or reimbursement of expenses incurred for services rendered after the Effective Date other than for services rendered pursuant to the Plan or in connection with other activities reserved to such Committees or such professionals under the Plan or the Confirmation Order or in connection with any application for allowance of compensation and reimbursement of expenses pending as of, or Filed after, the Effective Date.

                                      XI.

                           MISCELLANEOUS PROVISIONS

A. FINAL ORDER.

  Any requirement in this Plan that an Order be a Final Order may be waived by Merisel, provided that nothing contained herein or elsewhere in this Plan shall prejudice the right of any party in interest to seek a stay pending appeal with respect to such order.

                                   ANNEX IV

B. MODIFICATION OF THE PLAN.

  Merisel reserves the right to amend or modify the Plan at any time prior to the Confirmation Date in the manner provided for by Section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to Section 1125 of the Bankruptcy Code, except as the Bankruptcy Court may otherwise order. If any of the terms of the Plan are amended in a manner determined by Merisel to constitute a material adverse change, Merisel will promptly disclose any such amendment in the manner reasonably calculated to inform the Holders of Old Securities of such amendment, and Merisel will extend the solicitation period for acceptances of this Plan for a period which Merisel, in its sole discretion, deems appropriate, depending upon the significance of the amendment and the manner of disclosure to Holders of the Old Securities, if the solicitation period would otherwise expire during such period.

  Merisel reserves the right to amend the terms of the Plan or waive any conditions thereto if and to the extent Merisel determines, after consultation with the Ad Hoc Noteholders Committee, that such amendments or waivers are necessary or desirable in order to consummate the Plan. Merisel will give all Holders of Claims and Interests notice of such amendments or waivers as may be required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances but prior to Confirmation of the Plan, Merisel seeks to modify the Plan, Merisel can only use such previously solicited acceptances to the extent permitted by applicable law. Merisel reserves the right to use acceptances of the Plan received during its pre-petition solicitation of acceptances under any other circumstances, including the filing of an involuntary petition, subject to approval of the Bankruptcy Court.

C. REVOCATION OF THE PLAN.

  Merisel reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If Merisel revokes or withdraws the Plan, or if Confirmation does not occur, then the Plan shall be null and void, and nothing contained in the Plan shall: (i) constitute a waiver or release of any Claims by or against, or any Interests in, Merisel, or (ii) prejudice in any manner the rights of Merisel in any further proceedings involving Merisel.

D. SEVERABILITY OF PLAN PROVISIONS.

  If any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court will have the power, upon the request of Merisel, to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of this Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

E. SUCCESSORS AND ASSIGNS.

  The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, trustee, administrator, successor or assign of such Person.

F. SATURDAY, SUNDAY OR LEGAL HOLIDAY.

  If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

                                   ANNEX IV

G. POST-EFFECTIVE DATE OF EVIDENCES OF CLAIMS OR INTERESTS.

  Notes, bonds, stock certificates and other evidences of Claims against or Interests in Merisel, and all Instruments of Merisel (in either case, other than those executed and delivered as contemplated hereby in connection with the consummation of the Plan), shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan.

H. HEADINGS.

  The headings used in the Plan are inserted for convenience only and neither constitute a portion of the Plan nor in any manner affect the provisions of the Plan.

I. GOVERNING LAW.

  Unless a rule of law or procedure is supplied by (i) federal law (including Bankruptcy Code, the Bankruptcy Rules or the Local Bankruptcy Rules), (ii) an express choice of law provision in any agreement, contract, instrument, or document provided for, or executed in connection with, the Plan or (iii) applicable non-bankruptcy law, the rights and obligations arising under the Plan and any agreements, contracts, documents and instruments executed in connection with the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

J. NO LIABILITY FOR SOLICITATION OR PARTICIPATION.

  As specified in section 1125(e) of the Bankruptcy Code, Persons that solicit acceptances or rejections of the Plan and/or that participate in the offer, issuance, sale, or purchase of securities offered or sold under the Plan, in good faith and in compliance with the applicable provisions of the Bankruptcy Code, shall not be liable, on account of such solicitation or participation, for violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale, or purchase or securities.

K. NO ADMISSIONS OR WAIVER OF OBJECTIONS.

  Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by Merisel or any other party with respect to any matter set forth herein including, without limitation, liability on any Claim or the propriety of any Claims classification.

                                   ANNEX IV

L. CONFIRMABILITY OF PLAN AND CRAMDOWN.

  In the event at least one impaired Class of Claims votes to accept the Plan (and at least one impaired Class either votes to reject the Plan or is deemed to have rejected the Plan), Merisel reserves the right to request the Bankruptcy Court to confirm the Plan under section 1129(b) of the Bankruptcy Code.

Dated: July 31, 1997

                                          Merisel, Inc., a Delaware
                                          corporation

                                          By: _________________________________
                                            [Name:                       ]
                                            [Title:                      ]

Presented By:

Skadden, Arps, Slate, Meagher & Flom LLP

  300 South Grand Avenue
  Los Angeles, California 90071-3144
  (213) 687-5000

  919 Third Avenue
  New York, New York 10022-3897
  (212) 735-3000

     -- and --

  One Rodney Square
  Wilmington, Delaware 19899-0636
  (302) 651-3000

  Attorneys for Merisel, Inc.

                                   ANNEX IV

                                                                       EXHIBIT A

                                    FORM OF

                               WARRANT AGREEMENT

                                  DATED AS OF

                                 [      ], 1997

                                    BETWEEN

                                 MERISEL, INC.

                                      AND

                           U.S. STOCK TRANSFER CORP.

                                AS WARRANT AGENT

                     -------------------------------------

                                  WARRANTS FOR

                                COMMON STOCK OF

                                 MERISEL, INC.

                     -------------------------------------

                                    ANNEX IV

                                     I-A-i

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------
                                    ARTICLE I
                                   Definitions
 Section 1.1 Definitions................................................   I-A-1
 Section 1.2 Rules of Construction......................................   I-A-2
                                   ARTICLE II
                              Warrant Certificates
 Section 2.1 Form of Warrant Certificates...............................   I-A-2
 Section 2.2 Execution and Delivery of Warrant Certificates.............   I-A-3
 Section 2.3 Loss or Mutilation.........................................   I-A-3
                                   ARTICLE III
                                 Exercise Terms
 Section 3.1 Exercise Price.............................................   I-A-3
 Section 3.2 Expiration.................................................   I-A-4
 Section 3.3 Manner of Exercise.........................................   I-A-4
 Section 3.4 Issuance of Warrant Shares.................................   I-A-4
 Section 3.5 Fractional Warrant Shares..................................   I-A-4
 Section 3.6 Reservation of Warrant Shares..............................   I-A-4
 Section 3.7 Compliance with Law........................................   I-A-5
                                   ARTICLE IV
                             Antidilution Provisions
 Section 4.1 Adjustment of Exercise Price and Warrant Number............   I-A-5
 Section 4.2 Minimum Adjustment.........................................   I-A-9
 Section 4.3 Notice of Adjustment.......................................   I-A-9
 Section 4.4 Notice of Certain Transactions.............................  I-A-10
 Section 4.5 Adjustment to Warrant Certificate..........................  I-A-10
 Section 4.6 Issuance of Due Bills......................................  I-A-10
                                    ARTICLE V
                                 Transferability
 Section 5.1 Transfer and Exchange......................................  I-A-11
 Section 5.2 Registration, Registration of Transfer and Exchange........  I-A-11
 Section 5.3 Surrender of Warrant Certificates..........................  I-A-11
                                   ARTICLE VI
                                  Warrant Agent
 Section 6.1 Appointment of Warrant Agent...............................  I-A-11
 Section 6.2 Rights and Duties of Warrant Agent.........................  I-A-12
 Section 6.3 Individual Rights of Warrant Agent.........................  I-A-12
 Section 6.4 Warrant Agent's Disclaimer.................................  I-A-12
 Section 6.5 Compensation and Indemnity.................................  I-A-13
 Section 6.6 Successor Warrant Agent....................................  I-A-13


                                    ANNEX IV

                                     I-A-ii

                                                                           PAGE
                                                                          ------
                                   ARTICLE VII
                                  Miscellaneous
 Section 7.1  Company Resales...........................................  I-A-14
 Section 7.2  SEC Reports and Other Information.........................  I-A-14
 Section 7.3  Persons Benefitting.......................................  I-A-14
 Section 7.4  Rights of Holders.........................................  I-A-14
 Section 7.5  Amendment.................................................  I-A-14
 Section 7.6  Notices...................................................  I-A-15
 Section 7.7  Governing Law.............................................  I-A-15
 Section 7.8  Successors................................................  I-A-16
 Section 7.9  Multiple Originals........................................  I-A-16
 Section 7.10 Table of Contents.........................................  I-A-16
 Section 7.11 Severability..............................................  I-A-16
 Section 7.12 Further Assurances........................................  I-A-16
 EXHIBIT A-1  FORM OF WARRANT CERTIFICATE...............................  I-A-17

                                    ANNEX IV

                                    I-A-iii

  WARRANT AGREEMENT (this "Agreement") dated as of [ ], 1997, between MERISEL, INC., a Delaware corporation (together with its permitted successors and assigns, the "Company"), and U.S. Stock Transfer Corp., a California corporation, as Warrant Agent (together with its permitted successors and assigns, the "Warrant Agent").

  WHEREAS, the Company will undergo a financial restructuring wherein the Company will issue, to holders of Common Stock, par value $.01 per share ("Old Common Stock") of the Company Warrants, as hereinafter described ("Warrant" or, taken collectively, the "Warrants"), to purchase shares of Common Stock, par value $.05 per share, of the Company (the "Common Stock").

  WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company in connection with the issuances, division, transfer, exchange, substitution and exercise of the Warrants, and the Warrant Agent is willing so to act.

  Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the holders of Warrants:

                                   ARTICLE I

                                  Definitions

  Section 1.1 Definitions.

  "Board" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors.

  "Business Day" means each day that is not a Saturday, a Sunday or a day on which banking institutions are not required to be open in New York City or in the city where the Warrant Agent's principal corporate trust office is located.

  "Certificated Warrants" means certificated Warrants in fully registered definitive form.

  "Common Stock" has the meaning ascribed thereto in the preamble to this Agreement.

  "Exercise Price" shall have the meaning set forth in Section 3.1.

  "Expiration Date" shall have the meaning set forth in Section 3.3.

  "Extraordinary Transaction" shall have the meaning set forth in Section
4.1(l).

  "Fair Market Value" means, with respect to any asset or Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such property or asset has a Fair Market Value of less than $1 million, by any Officer of the Company or (ii) if such property or asset has a Fair Market Value in excess of $1 million, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.

  "Issue Date" means the date on which Warrants are initially issued.

  "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer of the Company.

  "Old Common Stock" has the meaning ascribed thereto in the preamble to this Agreement.

                                   ANNEX IV

                                     I-A-1

  "Person" means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof.

  "Record Date" shall mean July 22, 1997.

  "Redeemable Stock" means, with respect to any Person, any capital stock that by its terms (or by the terms of any security into which it is convertible or exchangeable) or otherwise (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or
(iii) is convertible or exchangeable for indebtedness.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Voting Stock" means all classes of capital stock of a corporation then outstanding and normally entitled to vote in the election of directors.

  "Warrant Shares" means the Common Stock (and other securities) issuable upon the exercise of the Warrants.

  Section 1.2 Rules of Construction. Unless the text otherwise requires:

  (i) a term has the meaning assigned to it;

  (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles as in effect from time to time;

  (iii) "or" is not exclusive;

  (iv) "including" means including, without limitation; and

  (v) words in the singular include the plural and words in the plural include the singular.

                                  ARTICLE II

                             Warrant Certificates

  Section 2.1 Form of Warrant Certificates. Certificates representing the Warrants (the "Warrant Certificates") shall be in registered form only and substantially in the form attached hereto as Exhibit A-1. The Warrant Certificates shall be dated the date on which countersigned by the Warrant Agent and shall have such insertions as are appropriate or required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements typed, stamped, printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation pursuant thereto, or to conform to usage. The Company shall approve the form of the Warrant Certificates and any notation, legend or endorsement on them.

  The terms and provisions contained in the forms of the Warrant Certificates annexed hereto as Exhibit A-1 shall constitute, and are hereby expressly made, a part of this Agreement.

  The definitive Warrant Certificates shall be typed, printed, lithographed or engraved or produced by any combination of these methods, all as determined by the officer of the Company executing such Warrant Certificates, as evidenced by such officer's execution of such Warrant Certificates.

                                   ANNEX IV

                                     I-A-2

  Pending the preparation of definitive Warrant Certificates, temporary Warrant Certificates may be issued, which may be printed, lithographed, typewritten, mimeographed or otherwise produced, and which will be substantially of the tenor of the definitive Warrant Certificates in lieu of which they are issued.

  If temporary Warrant Certificates are issued, the Company will cause definitive Warrant Certificates to be prepared without unreasonable delay. After the preparation of definitive Warrant Certificates, the temporary Warrant Certificates shall be exchangeable for definitive Warrant Certificates upon surrender of the temporary Warrant Certificates to the Warrant Agent, without charge to the Holder. Until so exchanged the temporary Warrant Certificates shall in all respects be entitled to the same benefits under this Agreement as definitive Warrant Certificates.

  Section 2.2 Execution and Delivery of Warrant Certificates. Warrant Certificates evidencing 2,631,868 Warrants to purchase initially an aggregate of up to 2,631,868 Warrant Shares shall be executed on or prior to the Issue Date, by the Company and delivered to the Warrant Agent for countersignature, and the Warrant Agent shall immediately after the filing of the Charter Amendment countersign and deliver such Warrant Certificates upon the order and at the direction of the Company to the holders of Old Common Stock on the Record Date. The Warrant Agent is hereby authorized to countersign and deliver Warrant Certificates as required hereby.

  The Warrant Certificates shall be executed on behalf of the Company by its Chairman of the Board, President or any Vice President, either manually or by facsimile signature printed thereon. The Warrant Certificates shall be countersigned manually by the Warrant Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company whose signature shall have been placed upon any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issuance and delivery thereof, such Warrant Certificates may, nevertheless, be countersigned by the Warrant Agent and issued and delivered with the same force and effect as though such person had not ceased to be such officer of the Company.

  Section 2.3 Loss or Mutilation. Upon receipt by the Company and the Warrant Agent of evidence satisfactory to them of the ownership and the loss, theft, destruction or mutilation of any Warrant Certificate and of indemnity satisfactory to them and (in the case of mutilation) upon surrender and cancellation thereof, then, in the absence of notice to the Company or the Warrant Agent that the Warrants represented thereby have been acquired by a bona fide purchaser, the Company shall execute and the Warrant Agent shall countersign and deliver to the registered Holder of the lost, stolen, destroyed or mutilated Warrant Certificate, in exchange for or in lieu thereof, a new Warrant Certificate of the same tenor and for a like aggregate number of Warrants. Upon the issuance of any new Warrant Certificate under this Section 2.3, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of the Warrant Agent and of counsel to the Company) in connection therewith. Every new Warrant Certificate executed and delivered pursuant to this Section 2.3 in lieu of any lost, stolen or destroyed Warrant Certificate shall constitute a contractual obligation of the Company, whether or not the allegedly lost, stolen or destroyed Warrant Certificates shall be at any time enforceable under applicable law, and shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder. The provisions of this Section 2.3 are exclusive and shall preclude (to the extent lawful) all other rights or remedies with respect to the replacement of mutilated, lost, stolen or destroyed Warrant Certificates.

                                  ARTICLE III

                                Exercise Terms

  Section 3.1 Exercise Price. The number of Warrant Shares into which each Warrant will be exercisable (subject to adjustment as provided in this Agreement) shall be one. The Warrants will be exercisable on or after the Issue Date, initially at a price per Warrant Share of $[ ]/1/ (the "Exercise Price").

--------
/1/ The Exercise Price will be $7.15 per share for the Series A Warrants and
    $8.68 per share for the Series B Warrants.

                                   ANNEX IV

                                     I-A-3

  Section 3.2 Expiration. A Warrant shall terminate and become void as of the earlier of (i) the close of business on the seventh anniversary of the Issue Date ("the Expiration Date") or (ii) the date such Warrant is exercised.

  Section 3.3 Manner of Exercise. Warrants may be exercised, subject to
Section 3.7 upon surrender to the Warrant Agent of the Warrant Certificates, together with the form of election to purchase Common Stock on the reverse thereof duly filled in and signed by the registered holder ("Holders") thereof. The rights represented by the Warrants shall be exercisable at the election of the Holders thereof either in full or from time to time in part and in the event that a Warrant Certificate is surrendered for exercise in respect of less than all the Warrant Shares purchasable on such exercise at any time prior to the Expiration Date a new Warrant Certificate exercisable for the remaining Warrant Shares will be issued. The Warrant Agent shall countersign and deliver the required new Warrant Certificates, and the Company, at the Warrant Agent's request, shall supply the Warrant Agent with Warrant Certificates duly signed on behalf of the Company for such purpose.

  Section 3.4 Issuance of Warrant Shares. Upon the surrender of Warrant Certificates, as set forth in Section 3.3, the Company shall issue and cause the Warrant Agent or, if appointed, a transfer agent for the Common Stock ("Stock Transfer Agent") to countersign and deliver to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrants or other securities or property to which it is entitled, registered or otherwise, to the Person or Persons entitled to receive the same, together with cash as provided in Section 3.5 in respect of any fractional Warrant Shares otherwise issuable upon such exercise. Such certificate or certificates shall be deemed to have been issued and any Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrant Certificates and payment of the per share Exercise Price, as aforesaid; provided, however, that if, at such date, the transfer books for the Warrant Shares shall be closed, the certificates for the Warrant Shares in respect of which such Warrants are then exercised shall be issuable as of the date on which such books shall next be opened and until such date the Company shall be under no duty to deliver any certificates for such Warrant Shares; provided, further, however, that such transfer books, unless otherwise required by law, shall not be closed at any one time for a period longer than 20 calendar days.

  Section 3.5 Fractional Warrant Shares. The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be exercised in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon such exercise shall be computed on the basis of the aggregate number of Warrant Shares purchasable pursuant thereto. If any fraction of a Warrant Share would, except for the provisions of this Section 3.5, be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall pay an amount in cash equal to the market price for one Warrant Share on the trading day immediately preceding the date the Warrant is exercised, multiplied by such fraction, computed to the nearest whole cent.

  Section 3.6 Reservation of Warrant Shares. The Company shall at all times keep reserved out of its authorized shares of Common Stock a number of shares of Common Stock sufficient to provide for the exercise of all outstanding Warrants. The registrar for the Common Stock (the "Registrar") shall at all times until the Expiration Date reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Stock Transfer Agent. The Company will supply such Stock Transfer Agent with duly executed stock certificates for such purpose and will itself provide or otherwise make available any cash which may be payable as provided in Section 3.5. The Company will furnish to such Stock Transfer Agent a copy of all notices of adjustments and certificates related thereto transmitted to each Holder.

  Before taking any action which would cause an adjustment pursuant to Article IV to reduce the Exercise Price below the then par value (if any) of the Common Stock, the Company shall take any and all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at the Exercise Price as so adjusted.

                                   ANNEX IV

                                     I-A-4

  The Company covenants that all shares of Common Stock which may be issued upon exercise of Warrants will, upon issue, be fully paid, nonassessable, free of preemptive rights, free from all taxes and free from all liens, charges and security interests, created by or through the Company, with respect to the issue thereof.

  Section 3.7 Compliance with Law. (a) Notwithstanding anything in this Agreement to the contrary, in no event shall a Holder be entitled to exercise a Warrant unless (i) a registration statement filed under the Securities Act in respect of the issuance of the Warrant Shares is then effective or (ii) in the opinion of counsel to the Company addressed to the Warrant Agent an exemption from the registration requirements is available under the Securities Act or otherwise for the issuance of the Warrant Shares (and the delivery of any other securities for which the Warrants may at the time be exercisable) at the time of such exercise.

  (b) If any shares of Common Stock required to be reserved for purposes of exercise of Warrants require, under any other Federal or state law or applicable governing rule or regulation of any national securities exchange, registration with or approval of any governmental authority, or listing on any such national securities exchange before such shares may be issued upon exercise, the Company will in good faith and as expeditiously as possible endeavor also to cause such shares to be duly registered or approved by such governmental authority or listed on the relevant national securities exchange, as the case may be.

                                  ARTICLE IV

                            Antidilution Provisions

  Section 4.1 Adjustment of Exercise Price and Warrant Number. The number of Warrant Shares issuable upon the exercise of each Warrant (the "Warrant Number") is subject to adjustment from time to time upon the occurrence of the events enumerated in, or as otherwise provided in, this Section 4.1.

  (a) Adjustment for Change in Capital Stock

  If the Company:

    (1) pays a dividend (excluding regular cash dividends payable out of earnings or surplus and made in the ordinary course of business) or makes a distribution on its Common Stock in shares of its Common Stock;

    (2) subdivides or reclassifies its outstanding shares of Common Stock into a greater number of shares;

    (3) combines or reclassifies its outstanding shares of Common Stock into a smaller number of shares;

    (4) makes a distribution on Common Stock in shares of its capital stock other than Common Stock; or

    (5) issues by reclassification of its Common Stock any shares of its capital stock (other than reclassification arising solely as a result of a change in the par value or no par value of the Common Stock);

then the Warrant Number in effect immediately prior to such action shall be proportionately adjusted so that the holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of capital stock of the Company which it would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

  The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

  Such adjustment shall be made successively whenever any event listed above shall occur.

  The Company shall not issue shares of Common Stock as a dividend or distribution on any class of capital stock other than Common Stock with the intention of denying the Warrant Holders the benefit of the foregoing provisions unless the Warrant Holders also receive such dividend or distribution on a ratable basis or the appropriate adjustment to the Warrant Number is made under this Section 4.1.

                                   ANNEX IV

                                     I-A-5

  (b) Adjustment for Rights Issue or Convertible Securities Issue

  If the Company distributes (and receives no consideration therefor) any rights, options, warrants or securities convertible into or exchangeable or exercisable for Common Stock (whether or not immediately exercisable) to all holders of any class of its Common Stock entitling them to purchase shares of Common Stock at a price per share less than the Specified Value (as defined in Section 4.1(g) hereof) per share on the record date relating to such distribution, the Warrant Number shall be adjusted in accordance with the formula:

              W' = W  x  O + N
                         -----
                        O + N x P
                            -----
                             M

  where:

     W'    = the adjusted Warrant Number.

     W     = the Warrant Number immediately prior to the record date for any such distribution.

     O     = the number of shares of Common Stock outstanding on the record date for any such distribution.

     N     = the number of additional shares of Common Stock issuable upon exercise of such rights, options, warrants or upon conversion of such securities.

     P     = the exercise or conversion price per share of such rights, options, warrants or convertible securities.

     M     = the Specified Value per share of Common Stock on the record date for any such distribution.

  The adjustment shall be made successively whenever any such rights, options, warrants or convertible securities are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants or convertible securities. If at the end of the period during which such rights, options, warrants or convertible securities are exercisable or convertible, not all rights, options, warrants or convertible securities shall have been exercised or converted the adjusted Warrant Number shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

  (c) Adjustment for Other Distributions

  If the Company distributes to all holders of any class of its Common Stock
(i) any evidences of indebtedness of the Company or any of its subsidiaries,
(ii) any assets of the Company or any of its subsidiaries (excluding regular cash dividends payable out of earnings or surplus and made in the ordinary course of business), or (iii) any rights, options or warrants to acquire any of the foregoing or to acquire any other securities of the Company, the Warrant Number shall be adjusted in accordance with the formula:

              W' = W x  M
                      -----
                      M - F

  where:

     W'    = the adjusted Warrant Number.

     W     = the Warrant Number immediately prior to the record date mentioned below.

     M     = the Specified Value per share of Common Stock on the record date mentioned below.

     F     = the fair market value on the record date mentioned below of the shares, the indebtedness, assets, rights, options or warrants distributable to the holder of one share of Common Stock.

  The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the

                                   ANNEX IV

                                     I-A-6
distribution. If an adjustment is made pursuant to this subsection (c) as a result of the issuance of rights, options or warrants and at the end of the period during which any such rights, options or warrants are exercisable, not all such rights, options or warrants shall have been exercised, the adjusted Warrant Number shall be immediately readjusted as if "F" in the above formula was the fair market value on the record date of the indebtedness or assets actually distributed upon exercise of such rights, options or warrants divided by the number of shares of Common Stock outstanding on the record date.

  This subsection does not apply to any transaction described in subsection
(a) of this Section 4.1 or to rights, options warrants or convertible securities referred to in subsection (b) of this Section 4.1.

  (d) "Specified Value" per share of Common Stock or of any other security (herein collectively referred to as a "Security") at any date shall be:

    (i) if the Security is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the value of the Security determined in good faith by a majority of the independent members of the Board of Directors of the Company and certified in a board resolution, or

    (ii) if the Security is registered under the Exchange Act, the average of the daily market prices for each business day during the period commencing 10 business days before such date and ending on the date one day prior to such date or, if the Security has been registered under the Exchange Act for less than 30 consecutive business days before such date, then the average of the daily market prices (as hereinafter defined) for all of the business days before such date for which daily market prices are available. If the market price is not determinable for at least 15 business days in such period, the Specified Value of the Security shall be determined as if the Security was not registered under the Exchange Act.

  The "market price" for any Security on each business day means:

      (A) such Security's closing sales price on the principal nationally recognized domestic securities exchange (including the Nasdaq Stock Market--National Market recognized domestic securities exchange (including the Nasdaq Stock Market--National Market tier) on which such Security may, at the time, be listed, or if there have been no sales on any such exchange on any day, the average or the highest bid and lowest asked prices on all exchanges on which such Security may, at the time, be listed, at the end of such day, or

      (B) if on any day such Security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ Inter-Dealer Quotation System (the "NASDAQ System") as of the close of trading in New York, New York on such day, or

      (C) if on any day such security is not quoted in the NASDAQ System, the average of the high and low bid and asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, as reported on the date of the applicable issuance or sale or deemed issuance or sale, as the case may be, provided that if such date is not a Trading Day, as reported on the Trading Day immediately preceding such date. As used herein, the term "Trading Day" shall mean any day on which trading takes place on the applicable securities exchange or the NASDAQ System on which the Common Stock is listed or traded, as the case may be.

  In the case of Common Stock, if more than one class of Common Stock is outstanding, the "Specified Value" shall be the highest of the Specified Values per share of such classes of Common Stock.

  (e) Consideration Received

  For purposes of any computation respecting consideration received pursuant to subsection (b) of this Section 4.1, the aggregate consideration received upon the issuance of options, warrants or other securities convertible into or exchangeable or exercisable for shares of Common Stock shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion, exchange or exercise thereof (without deduction being made for

                                   ANNEX IV

                                     I-A-7
any commissions, discounts or other expenses incurred by the company for any underwriting of the issue or otherwise in connection therewith).

  (f) Adjustment to Exercise Price

  Upon each adjustment to the Warrant Number pursuant to this Section 4.1, the Exercise Price shall be adjusted so that it is equal to the Exercise Price in effect immediately prior to such adjustment multiplied by a quotient, the numerator of which is the Warrant Number in effect immediately prior to such adjustment, and the denominator of which is the Warrant Number in effect immediately after such adjustment.

  (g) When No Adjustment Required

  If an adjustment is made upon the establishment of a record date for a distribution subject to subsection (a), (b) or (c) hereof and such distribution is subsequently cancelled, the Warrant Number and Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors determines to cancel such distribution, to that which would have been in effect if such record date had not been fixed.

  To the extent the Warrants become convertible into cash, no adjustment need be made thereafter as to the amount of cash into which such Warrants are exercisable. Interest will not accrue on the cash.

  (h) Excluded Transactions

  The following securities shall be excluded from the operation of Section
4.1:

    (i) [the Series A Warrants] [the Series B Warrants]; and

    (ii) any grant or exercise of options to purchase Common Stock pursuant to any employee stock plan or non-employee director stock plan approved by the Board of Directors and, if required, by the stockholders of the Company.

  (i) Reorganizations

  (1) If, prior to January 1, 1998, the Company consolidates or merges with or into, or transfers or leases all or substantially all its assets to, any person (each an "Extraordinary Transaction") or agrees to do any of the foregoing, upon consummation of such Extraordinary Transaction the Warrants shall remain outstanding and continue, (A) in the case of a merger in which the Company is the surviving company, to be convertible into Common Stock or,
(B) in any other type of Extraordinary Transaction, to be convertible into a number of shares of common stock of the acquiring or surviving company representing the same percentage of such common stock as the Warrants would have received in the Company immediately prior to the consummation of the Extraordinary Transaction (subject to equitable adjustment as the Board deems necessary), provided, however, that the requirements of this clause (1) will not apply in the event that the holders of 85% of the outstanding Common Stock vote to approve the Extraordinary Transaction prior to the consummation of such transaction.

  (2) Unless previously approved by 85% of the outstanding Common Stock, the Company shall not enter into any agreement that would result in an Extraordinary Transaction that provides for the holders of Warrants to receive consideration other than as set forth in clause (1) above. If the Company should enter into any agreement in contravention of this clause (2), such agreement shall be void ab initio.

  (3) Upon the consummation of an Extraordinary Transaction which is not subject to the restrictions of clause (1) above, the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets that the holder of a Warrant would have owned immediately after the Extraordinary Transaction if the holder had exercised the Warrant immediately before the effective date of the Extraordinary Transaction. Concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or conveyance shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Company shall mail to Warrant holders a notice describing the supplemental Warrant Agreement.

                                   ANNEX IV

                                     I-A-8

  If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee corporation, that issuer shall join in the supplemental Warrant Agreement. If this subsection (h) applies to any transaction, subsections (a), (b), (c), (e) or (f) of this Section shall not apply to such transaction.

  (j) Form of Warrants

  Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issuable pursuant to this Agreement.

  (k) Other Dilutive Events

  In case any event shall occur as to which the provisions of this Section 4.1 are not strictly applicable but the failure to make any adjustment would not, in the good faith judgment of the Board of Directors, fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principles of such section, then, in each such case, such Board of Directors shall make a good faith adjustment to the Exercise Price and Warrant Number into which each Warrant is exercisable in accordance with the intent of this Section 4.1.

  (l) Miscellaneous

  For purpose of this Section 4.1, the term "shares of Common Stock" shall mean (i) shares of any class of stock designated as Common Stock of the Company as of the date of this Agreement and (ii) shares of any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 4.1, the holders of Warrants shall become entitled to purchase any securities of the Company other than, or in addition to, shares of Common Stock, thereafter the number or amount of such other securities so purchasable upon exercise of each Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in subsections (a) through (j) of this Section 4.1, inclusive, and the other provisions hereof with respect to the Warrant Shares or the Common Stock shall apply on like terms to any such other securities.

  Section 4.2 Minimum Adjustment. The adjustments required by the preceding Section of this Article IV shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Exercise Price or the number of shares of Common Stock purchasable upon exercise of Warrants that would otherwise be required shall be made (except in the case of a subdivision or combination of shares of Common Stock, as provided for in Section 4.1) unless and until such adjustment either by itself or with other adjustments not previously made increases or decreases by at least 1% of the number of shares of Common Stock purchasable upon exercise of Warrants immediately prior to the making of such adjustment; provided, however, that any adjustment pursuant to this Article IV (including those that require an increase or decrease in the Exercise Price or the number of shares of Common Stock purchasable upon exercise of Warrants of less than 1%) shall be made no later than the earlier of three years from the date of the transaction that mandates such adjustment and the Expiration Date. Any adjustment representing a change of less than such minimum amount shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Article IV and not previously made, would result in a minimum adjustment. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence. In computing adjustments under this Article IV, fractional interests in Common Stock shall be taken into account to the nearest one-hundredth of a share.

  Section 4.3 Notice of Adjustment. Whenever the Exercise Price or the number of shares of Common Stock and other property, if any, purchasable upon exercise of Warrants is adjusted, as herein provided, the Company shall deliver to the Warrant Agent a certificate of an officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Company determined the fair market value of

                                   ANNEX IV

                                     I-A-9
any evidences of indebtedness, other securities or property or warrants or other subscription or purchase rights), and specifying the Exercise Price and the number of shares of Common Stock purchasable upon exercise of Warrants after giving effect to such adjustment. The Company shall promptly cause the Warrant Agent to mail a copy of such certificate to each Holder in accordance with Section 7.6. The Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same from time to time, to any Holder desiring an inspection thereof during reasonable business hours. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment of the Exercise Price or the number of shares of Common Stock or other stock or property, purchasable on exercise of the Warrants, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment or the validity or value of any shares of Common Stock.

  Section 4.4 Notice of Certain Transactions. In the event that the Company shall propose (a) to pay any dividend payable in securities of any class to the holders of its Common Stock or to make any other distribution (excluding regular cash dividends payable out of earnings or surplus and made in the ordinary course of business) to the holders of its Common Stock, (b) to offer the holders of its Common Stock rights to subscribe for or to purchase any securities convertible into shares of Common Stock or shares of stock of any class or any other securities, rights or options, (c) to effect any Extraordinary Transaction or (d) to effect the voluntary or involuntary dissolution, liquidation or winding-up of the Company, the Company shall within 5 days send to the Warrant Agent and the Warrant Agent shall within 5 days send the Holders a notice (in such form as shall be furnished to the Warrant Agent by the Company) of such proposed action or offer, such notice to be mailed by the Warrant Agent to the Holders at their addresses as they appear in the Certificate register, which shall specify the record date for the purposes of such dividend, distribution or rights, or the date such issuance or event is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed, and shall briefly indicate the effect of such action on the Common Stock and on the number and kind of any other shares of stock and on other property, if any, and the number of shares of Common Stock and other property, if any, purchasable upon exercise of each Warrant and the Exercise Price after giving effect to any adjustment, if any, which will be required as a result of such action. Such notice shall be given by the Company as promptly as possible and, in the case of any action covered by clause (a) or (b) above, at least 10 days prior to the record date for determining holders of the Common Stock for purposes of such action and, in the case of any other such action, at least 20 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock, whichever shall be the earlier.

  Section 4.5 Adjustment to Warrant Certificate. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to this Article IV, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same number of shares of Common Stock as are stated in the Warrant Certificates initially issued pursuant to this Agreement. The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

  Section 4.6 Issuance of Due Bills. In any case in which this Article IV shall require that adjustment in the Exercise Price be made as of the record date for a specified event, (x) the Company may elect to defer until the occurrence of such event the issuance to the holder of any Warrant exercised after such record date the shares of Common Stock and other capital stock of the Company, if any, issuable upon such exercise over and above the shares of Common Stock and other capital stock of the Company, if any, issuable upon such exercise upon the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the effectiveness of the event requiring such adjustment and (y) the Common Stock transfer books of the Company shall be deemed to have been opened immediately prior to such record date, whether or not such transfer books were in fact open.

                                   ANNEX IV

                                    I-A-10

                                   ARTICLE V

                                Transferability

  Section 5.1 Transfer and Exchange. The Warrant Certificates shall be issued in registered form only. The Company shall cause to be kept at the office of the Warrant Agent a register in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Warrant Certificates and transfers or exchanges of Warrant Certificates as herein provided. All Warrant Certificates issued upon any registration of transfer or exchange of Warrant Certificates shall be the valid obligations of the Company, evidencing the same obligations, and entitled to the same benefit under this Agreement, as the Warrant Certificates surrendered for such registration of transfer or exchange.

  A Holder may transfer its Warrants only by complying with the terms of this Agreement. No such transfer shall be effected until, and such transferee shall succeed to the rights of a Holder only upon, final acceptance and registration of the transfer by the Warrant Agent in the register. Prior to the registration of any transfer of Warrants by a Holder as provided herein, the Company, the Warrant Agent, any agent of the Company or the Warrant Agent may treat the Person in whose name the Warrants are registered as the owner thereof for all purposes and as the Person entitled to exercise the rights represented thereby, any notice to the contrary notwithstanding. When Warrant Certificates are presented to the Warrant Agent with a request to register the transfer or to exchange them for an equal amount of Warrants of other authorized denominations, the Warrant Agent shall register the transfer or make the exchange in accordance with the provisions hereof.

  Section 5.2 Registration, Registration of Transfer and Exchange.

  When Certificated Warrants are presented to the Warrant Agent with a request from the Holder of such Warrants to register the transfer or to exchange them for an equal number of Warrants of other authorized denominations, the Warrant Agent shall register the transfer or make the exchange as requested; provided, however, that every Warrant presented and surrendered for registration of transfer or exchange shall be duly endorsed and be accompanied by a written instrument of transfer in form satisfactory to the Company, duly executed by the Holder thereof or the Holder's attorneys duly authorized in writing.

  To permit registrations of transfer and exchanges, the Company shall make available to the Warrant Agent a sufficient number of executed Warrant Certificates to effect such registrations of transfers and exchanges. No service charge shall be made to the Holder for any registration of transfer or exchange of Warrants, but the Company may require from the transferring or exchanging Holder payment of a sum sufficient to cover any transfer tax or similar governmental charge payable upon exchanges pursuant to Section 2.3 and exchanges in respect of portions of Warrants not exercised and the Company may deduct such taxes from any payment of money to be made and such transfer or exchange shall not be consummated (if such taxes are not deducted in full) unless or until the Holder shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company and the Warrant Agent that such tax has been paid.

  Section 5.3 Surrender of Warrant Certificates. Any Warrant Certificate surrendered for registration of transfer, exchange, exercise or repurchase of the Warrants represented thereby shall, if surrendered to the Company, be delivered to the Warrant Agent, and all Warrant Certificates surrendered or so delivered to the Warrant Agent shall be promptly canceled by the Warrant Agent and shall not be reissued by the Company and, except as provided in this
Article V in case of an exchange or in Article III hereof in case of the exercise or repurchase of less than all the Warrants represented thereby or in case of a mutilated Warrant Certificate, no Warrant Certificate shall be issued hereunder in lieu thereof. The Warrant Agent shall deliver to the Company from time to time such canceled Warrant Certificates.

                                  ARTICLE VI

                                 Warrant Agent

  Section 6.1 Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with provisions of this Agreement and the Warrant Agent hereby accepts such appointment.

                                   ANNEX IV

                                    I-A-11

  Section 6.2 Rights and Duties of Warrant Agent.

  (a) Agent for the Company. In acting under this Warrant Agreement and in connection with the Warrant Certificates, the Warrant Agent is acting solely as agent of the Company and does not assume any obligation or relationship or agency or trust for or with any of the holders of Warrant Certificates or beneficial owners of Warrants.

  (b) Counsel. The Warrant Agent may consult with counsel satisfactory to it, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the advice of such counsel.

  (c) Documents. The Warrant Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any Warrant Certificate, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been presented or signed by the proper parties.

  (d) No Implied Obligations. The Warrant Agent shall be obligated to perform only such duties as are herein and in the Warrant Certificates specifically set forth and no implied duties or obligations shall be read into this Agreement or the Warrant Certificates against the Warrant Agent. The Warrant Agent shall not be under any obligation to take any action hereunder which may tend to involve it in any expense or liability for which it does not receive indemnity if such indemnity is reasonably requested. The Warrant Agent shall not be accountable or under any duty or responsibility for use by the Company of any of the Warrant Certificates countersigned by the Warrant Agent and delivered by it to the Holders or on behalf of the Holders pursuant to this Agreement or for the application by the Company of the proceeds of the Warrants. The Warrant Agent shall have no duty or responsibility in case of any default by the Company in the performance of its covenants or agreements contained herein or in the Warrant Certificates or in the case of the receipt of any written demand from a Holder with respect to such default, including any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise.

  (e) Not Responsible for Adjustments or Validity of Stock. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require an adjustment of the number of shares of Common Stock purchasable upon exercise of each Warrant or the Exercise Price, or with respect to the nature or extent of any adjustment when made, or with respect to the method employed, or herein or in any supplemental agreement provided to be employed, in making the same. The Warrant Agent shall not be accountable with respect to the validity or value of any shares of Common Stock or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or upon any adjustment pursuant to Article IV, and it makes no representation with respect thereto. The Warrant Agent shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any shares of Common Stock or stock certificates upon the surrender of any Warrant Certificate for the purpose of exercise or upon any adjustment pursuant to Article IV, or to comply with any of the covenants of the Company contained in Article IV.

  Section 6.3 Individual Rights of Warrant Agent. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or its affiliates or become pecuniarily interested in transactions in which the Company or its affiliates may be interested, or contract with or lend money to the Company or its affiliates or otherwise act as fully and freely as though it were not the Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

  Section 6.4 Warrant Agent's Disclaimer. The Warrant Agent shall not be responsible for and makes no representation as to the validity or adequacy of this Agreement or the Warrant Certificates and it shall not be responsible for any statement in this Agreement or the Warrant Certificates other than its countersignature thereon.

                                   ANNEX IV

                                    I-A-12

  Section 6.5 Compensation and Indemnity. The Company agrees to pay the Warrant Agent from time to time such compensation for its services as the Company and the Warrant Agent shall agree from time to time and to reimburse the Warrant Agent upon request for all reasonable out-of-pocket expenses incurred by it, including the reasonable compensation and expenses of the Warrant Agent's agents and counsel. The Company shall indemnify the Warrant Agent against any loss, liability or expense (including reasonable agents' and attorneys' fees and expenses) incurred by it without negligence or bad faith on its part arising out of or in connection with the acceptance or performance of its duties under this Agreement. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Warrant Agent through willful misconduct, negligence or bad faith. The Company's payment obligations pursuant to this Section 6.5 shall survive the termination of this Agreement.

  To secure the Company's payment obligations under this Agreement, the Warrant Agent shall have a lien prior to the Warrant Holders on all money or property held or collected by the Warrant Agent.

  Section 6.6 Successor Warrant Agent.

  (a) The Company To Provide Warrant Agent. The Company agrees for the benefit of the Holders that there shall at all times be a Warrant Agent hereunder until all the Warrants have been exercised or are no longer exercisable.

  (b) Resignation and Removal. The Warrant Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be less than 60 days after the date on which such notice is given unless the Company otherwise agrees. The Warrant Agent hereunder may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective, which date shall not be less than 60 days after such notice is given unless the Warrant Agent otherwise agrees. Any removal under this Section 6.6 shall take effect upon the appointment by the Company as hereinafter provided of a successor Warrant Agent (which shall be a bank or trust company authorized under the laws of the jurisdiction of its organization to exercise corporate trust powers) and the acceptance of such appointment by such successor Warrant Agent.

  (c) The Company To Appoint Successor. In case at any time the Warrant Agent shall resign, or shall be removed, or shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or shall commence a voluntary case under the Federal bankruptcy laws, as now or hereafter constituted, or under any other applicable Federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Warrant Agent or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Warrant Agent in an involuntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or State bankruptcy, insolvency or similar law; or a decree order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or similar official) of the Warrant Agent or of its property or affairs, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation, winding up of or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company by an instrument in writing, filed with the successor Warrant Agent (or, in the absence of such appointment within 60 days after the notice of resignation or removal, either party hereto may petition the appointment of a successor by a court of competent jurisdiction). Upon the appointment as aforesaid of a successor Warrant Agent and acceptance by the successor Warrant Agent of such appointment, the Warrant Agent shall cease to be Warrant Agent hereunder; provided, however, that in the event of the resignation of the Warrant Agent under this subsection (c), such resignation shall be effective on the earlier of (i) the date specified in the Warrant Agent's notice of resignation and
(ii) the appointment and acceptance of a successor Warrant Agent hereunder.

                                   ANNEX IV

                                    I-A-13

  (d) Successor To Expressly Assume Duties. Any successor Warrant Agent appointed hereunder shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment hereunder, and thereupon such successor Warrant Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of such predecessor with like effect as if originally named as Warrant Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor, as Warrant Agent hereunder.

  (e) Successor by Merger. Any corporation into which the Warrant Agent hereunder may be merged or consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation to which the Warrant Agent shall sell or otherwise transfer all or substantially all of its corporate trust business; provided that it shall be qualified as aforesaid, shall be the successor Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto.

                                  ARTICLE VII

                                 Miscellaneous

  Section 7.1 Company Resales. The Company hereby agrees with each Holder, that the Company shall not resell any Warrants or Warrant Shares it acquires, by purchase or otherwise, except pursuant to an effective registration statement.

  Section 7.2 SEC Reports and Other Information. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall, for all periods ending after the date of this Warrant Agreement, file with the SEC and thereupon provide the Warrant Agent and Holders with such annual reports and such information, documents and other reports are as specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

  Section 7.3 Persons Benefitting. Nothing in this Agreement is intended or shall be construed to confer upon any Person other than the Company, the Warrant Agent and the Holders any right, remedy or claim under or by reason of this agreement or any part hereof.

  Section 7.4 Rights of Holders. Except as expressly contemplated herein, holders of unexercised Warrants are not entitled (i) to receive dividends or other distributions, (ii) to receive notice of or vote at any meeting of the stockholders, (iii) to consent to any action of the stockholders, (iv) to exercise any preemptive right or to receive notice of any other proceedings of the Company or (v) to exercise any other rights whatsoever as stockholders of the Company.

  Section 7.5 Amendment. This Agreement may be amended by the parties hereto without the consent of any Holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or making any other provisions with respect to matters or questions arising under this Agreement as the Company and the Warrant Agent may deem necessary or desirable; provided, however, that the Company determines, and the Warrant Agent may rely on such determination, that such action shall not affect adversely the rights of the Holders. Any amendment or supplement to this Agreement that has a material adverse effect on the interests of the Holders shall require the written consent of the Holders of a majority of the then outstanding Warrants. The consent of each Holder affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in Article IV). In determining whether the Holders of the required number of Warrants have concurred in any direction, waiver or consent, Warrants

                                   ANNEX IV

                                    I-A-14
owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Warrant Agent shall be protected in relying on any such direction, waiver or consent, only Warrants which the Warrant Agent knows are so owned shall be so disregarded. Also, subject to the foregoing, only Warrants outstanding at the time shall be considered in any such determination.

  Section 7.6 Notices. Any notice or communication shall be in writing and delivered in Person or mailed by first-class mail addressed as follows:

  if to the Company:

    Merisel, Inc. 200 Continental Boulevard El Segundo, California 90245
    Attention: Karen A. Tallman

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 Attention: Joseph J. Giunta

  if to the Warrant Agent:

    U.S. Stock Transfer Corp. 1745 Gardena Avenue Suite 200 Glendale, California 91204
    Attention: Richard Brown

  The Company or the Warrant Agent by notice to the other may designate additional or different addresses for subsequent notices or communications.

  Any notice or communication mailed to a Holder shall be mailed to the Holder at the Holder's address as it appears on the register in which the Company shall provide for the registration of Warrants and Warrant Shares and of transfers and exchanges of Warrants and Warrant Shares and shall be sufficiently given if so mailed within the time prescribed.

  Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

  Section 7.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE AS APPLIED TO CONTRACTS MADE AND PERFORMED ENTIRELY WITHIN THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. THE COMPANY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND DELAWARE STATE COURTS LOCATED IN THE CITY OF WILMINGTON IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATED TO THIS AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY, IRREVOCABLY WAIVES ANY DEFENSE OF LACK OF PERSONAL JURISDICTION AND IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE COMPANY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

                                   ANNEX IV

                                    I-A-15

  Section 7.8 Successors. All agreements of the Company in this Agreement and the Warrant Certificates shall bind its successors. All agreements of the Warrant Agent in this Agreement shall bind its successors.

  Section 7.9 Multiple Originals. The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Agreement.

  Section 7.10 Table of Contents. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

  Section 7.11 Severability. The provisions of this Agreement are severable, and if any clause or provision shall be held invalid, illegal or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Agreement in any jurisdiction.

  Section 7.12 Further Assurances. From time to time on and after the date hereof, the Company shall deliver or cause to be delivered to the Warrant Agent such further documents and instruments and shall do and cause to be done such further acts as the Warrant Agent shall reasonably request (it being understood that the Warrant Agent shall have no obligation to make such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected hereunder.

  IN WITNESS WHEREOF, the parties have caused this Warrant Agreement to be duly executed as of the date first written above.

                                          Merisel, Inc.


                                          By: _________________________________
                                            Name:
                                            Title:

                                          U.S. Stock Transfer Corp., as
                                           Warrant Agent,


                                          By: _________________________________
                                            Name:
                                            Title:

                                   ANNEX IV

                                    I-A-16

                                                                    EXHIBIT A-1

                          FORM OF WARRANT CERTIFICATE

No. [   ]                                          Certificate for     Warrants
                                                         CUSIP No.

                     WARRANTS TO PURCHASE COMMON STOCK OF
                                 MERISEL, INC.

  THIS CERTIFIES THAT [         ], or its registered assigns, is the
registered holder of the number of Warrants set forth above (the "Warrants"). Each Warrant entitles the holder thereof (the "Holder"), at its option and subject to the provisions contained herein and in the Warrant Agreement referred to below, to purchase from Merisel, Inc., a Delaware corporation ("the Company"), shares of Common Stock, $0.05 par value, of the Company (the
"Common Stock") at the per share exercise price of $[   ] (the "Exercise
Price"). The number of shares of Common Stock into which each Warrant will be exercisable (subject to adjustment as provided in the Warrant Agreement) shall
be [    ]. This Warrant Certificate shall terminate and become void as of the
close of business on [      ], 2004 (the "Expiration Date") or upon the
exercise hereof as to all the shares of Common Stock subject hereto. The number of shares purchasable upon exercise of the Warrants and the Exercise Price per share shall be subject to adjustment from time to time as set forth in the Warrant Agreement.

  This Warrant Certificate is issued under and in accordance with a Warrant
Agreement dated as of [   ], 1997 (the "Warrant Agreement"), between the
Company and U.S. Stock Transfer Corp., a California corporation (the "Warrant Agent," which term includes any successor Warrant Agent under the Warrant Agreement), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which terms and provisions the Holder of this Warrant Certificate consents by acceptance hereof. The Warrant Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the Warrant Agreement for a full statement of the respective rights, limitations of rights, duties and obligations of the Company, the Warrant Agent and the Holders of the Warrants. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Warrant Agreement.

  As provided in the Warrant Agreement and subject to the terms and conditions therein set forth, the Warrants shall be exercisable at any time or from time
to time on any Business Day on or after [      ], 1997; provided, however,
that no Warrant shall be exercisable after [      ], 2004. Subject to the
terms of the Warrant Agreement, the Warrants may be exercised in whole or in part by presentation of this Warrant Certificate.

  If, prior to January 1, 1998, the Company consolidates or merges with or into, or transfers or leases all or substantially all its assets to, any person (each an "Extraordinary Transaction") or agrees to do any of the foregoing, upon consummation of such Extraordinary Transaction the Warrants shall remain outstanding and continue, in the case of a merger in which the Company is the surviving company, to be convertible into Common Stock or, in any other type of Extraordinary Transaction, to be convertible into a number of shares of common stock of the acquiring or surviving company representing the same percentage of such common stock as the Warrants would have received in the Company immediately prior to the consummation of the Extraordinary Transaction, provided, however, that the requirements of this paragraph will not apply in the event that the holders of 85% of the outstanding Warrants vote to approve the Extraordinary Transaction prior to the consummation of such transaction.

  Upon the consummation of an Extraordinary Transaction which is not subject to the restrictions of the immediately preceding paragraph above, the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets that the holder of a Warrant would have owned immediately after the Extraordinary Transaction if the holder had exercised the Warrant immediately before the effective date of the Extraordinary Transaction. Concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or

                                   ANNEX IV

                                    I-A-17
conveyance shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Company shall mail to Warrant holders a notice describing the supplemental Warrant Agreement.

  The Company may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with the transfer or exchange of the Warrant Certificates pursuant to Section 5.2 of the Warrant Agreement but not for any exchange or original issuance (not involving a transfer) with respect to temporary Warrant Certificates, the exercise of the Warrants or the Warrant Shares.

  Upon any partial exercise of the Warrants, there shall be countersigned and issued to the Holder hereof a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by presenting this Warrant Certificate properly endorsed with a request to exchange this Warrant Certificate for other Warrant Certificates evidencing an equal number of Warrants. No fractional Warrant Shares will be issued upon the exercise of the Warrants, but the Company shall pay an amount in cash equal to the market price for one Warrant Share on the trading day immediately preceding the date the Warrant is exercised, multiplied by the fraction of a Warrant Share that would be issuable on the exercise of any Warrant.

  All shares of Common Stock issuable by the Company upon the exercise of the Warrants shall, upon such issue, be duly and validly issued and fully paid and nonassessable.

  The Holder in whose name the Warrant Certificate is registered may be deemed and treated by the Company and the Warrant Agent as the absolute owner of the Warrant Certificate for all purposes whatsoever and neither the Company nor the Warrant Agent shall be affected by notice to the contrary.

  The Warrants do not entitle any holder hereof to any of the rights of a stockholder of the Company.

  This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

                                          Merisel, Inc.


                                          By: _________________________________
                                            Title:

Attest:


_____________________________________
         Assistant Secretary

DATED:

Countersigned:

U.S. Stock Transfer Corp., as
 Warrant Agent,


By: _________________________________
         Authorized Signatory

                                   ANNEX IV

                                    I-A-18

                                                                      EXHIBIT B

  The Form of Series B Warrant Agreement is substantially similar in all material respects to the Form of Series A Warrant Agreement included herein as Exhibit A, except that the Series B Warrant Agreement contains an Exercise Price of $8.68 per share.

                                   ANNEX IV

                                     I-B-1

                                                                      EXHIBIT C

                         FORM OF AMENDED AND RESTATED
                        CERTIFICATE OF INCORPORATION OF
                                 MERISEL, INC.

  DWIGHT A. STEFFENSEN and KAREN A. TALLMAN certify that:

  1. They are the Chairman of the Board and Secretary, respectively, of Merisel, Inc. a Delaware corporation (the "Corporation").

  2. The original Certificate of Incorporation of Merisel, Inc. was filed with the Secretary of State of the State of Delaware on July 29, 1987 under its former name, Softsel Computer Products, Inc.

  3. The following Amended and Restated Certificate of Incorporation is authorized by [insert decree or order of court or judge having jurisdiction of a proceeding under applicable statute of the United States for the reorganization of Merisel, Inc.] and, therefore, the following Amended and Restated Certificate of Incorporation is adopted in accordance with Section 303 of the Delaware General Corporation Law.

  4. The Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

                                       I

  The name of the Corporation is Merisel, Inc.

                                      II

  The registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle. The name of the Corporation's registered agent at such address is the Corporation Trust Company.

                                      III

  The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

                                      IV

  The total number of shares of all classes of stock that the Corporation shall have authority to issue is fifty-one million (51,000,000) shares, consisting of fifty million (50,000,000) shares of Common Stock par value $.05 per share, and one million (1,000,000) shares of Preferred Stock, par value $.05 per share.

  At the time this amendment becomes effective, and without any further action on the part of the Corporation or its stockholders, each five shares of Common Stock, par value $.01 per share, then issued and outstanding shall be changed and reclassified into one fully paid and non-assessable share of Common Stock, par value $.05. The Capital account of the Corporation shall not be increased or decreased by such change and reclassification. To reflect the said change and reclassification, each certificate representing shares of Common Stock, par value $.01 per share, theretofore issued and outstanding shall represent one-fifth the number of shares of Common Stock with a par value of $.05 per share, issued and outstanding after such change and reclassification; and the holder of record of each such certificate shall be entitled to receive a new certificate representing a number of shares of Common Stock, par value $.05, of the kind authorized by this amendment, equal to one-fifth the number of shares represented by said certificate for theretofore issued and outstanding shares, so that upon this amendment becoming effective each holder of record of five shares of the Common Stock with a par value of $.01 will have or be entitled a certificate representing one share of Common Stock with par value $.05 of the kind authorized by this amendment.

                                   ANNEX IV

                                     I-C-1

  Except as provided by Article V, below, the Board of Directors (the "Board") is authorized to determine the number of series into which shares of Preferred Stock may be divided, and the Board is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock or any series thereof or any holders thereof, to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock or the holders thereof, to fix the number of shares constituting any series prior to the issue of shares of that series, and to increase or decrease, within the limits stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series (but not below the number of shares of such series then outstanding), the number of shares of any such series subsequent to the issue of shares of that series.

                                   ARTICLE V

  Notwithstanding anything else herein, the Corporation shall not issue nonvoting equity securities to the extent prohibited by Section 1123 of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on the effective date of the Plan of Reorganization; provided, however, that this
Article V (a) will have no further force and effect beyond that required under
Section 1123 of the Bankruptcy Code, (b) will have such force and effect, if any, only for so long as such section of the Bankruptcy Code is in effect and applicable to the Corporation, and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect.

                                      VI

  The Board shall have the power to amend the Bylaws of the corporation.

                                      VII

  A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper benefit. No amendment to or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

                                     VIII

  Section 1. Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, may be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification may continue as to a person who has ceased to be a director, officer, employee or agent and

                                   ANNEX IV

                                     I-C-2
shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The indemnification set forth in this Article VIII shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, such payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this
Article VIII or otherwise. Such expenses incurred by other employees and agents of the Corporation may be paid upon such terms and condition, if any, as the Board deems appropriate.

  To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense or any claim, issue or matter therein, he or she shall be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

  Section 2. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

  Section 3. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

  Section 4. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

                                      IX

  Section 1. Classification of Board of Directors. The Board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board permits with the term of office of one class expiring each year. At the annual meeting of stockholders in 1990 directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Any vacancies in the Board for any reason, and any directorships resulting from any increase in the number of directors, may be filled only by the Board, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. Subject to the foregoing, at each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting.

                                   ANNEX IV

                                     I-C-3

  Section 2. Removal for Cause. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this Restated Certificate of Incorporation or the Bylaws of the Corporation), any director or the entire Board of the Corporation may be removed at any time, but only for cause. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the provisions of Section 2 of this Article shall not apply with respect to the director or directors elected by such holders of Preferred Stock.

  Section 3. Amendment or Repeal. The provisions set forth in this Article IX may not be repealed or amended in any respect, unless such action is approved by the affirmative note of the holders of not less than 67 percent of the outstanding shares of Common Stock of this corporation, subject to the provisions of any series of Preferred Stock which may at the time be outstanding.

                                       X

  Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by a consent in writing by any such holders. This Article X may not be repealed or amended in any respect, unless such action is approved by the affirmative vote of the holders of not less than 67 percent of the outstanding shares of Common Stock of this corporation, subject to the provisions of any series of Preferred Stock which may at the time be outstanding.

  We further declare under penalty of perjury under the laws of the State of Delaware that the matters set forth herein are true and correct of our own knowledge.

Dated: [      ], 1997

                                          -------------------------------------
                                                  Dwight A. Steffensen,
                                                  Chairman of the Board

ATTEST

-------------------------------------
Karen A. Tallman
Secretary

                                   ANNEX IV

                                     I-C-4

                                                                         ANNEX V

PROXY                            MERISEL, INC.

IF NOT OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS REFERRED
                            TO IN (1), (2), AND (3)

  The undersigned hereby appoints Dwight A. Steffensen and James E. Illson and each of them the undersigned's true and lawful attorneys and proxies (with full power of substitution in each) to vote all Common Stock of Merisel, Inc. (the "Company"), standing in the undersigned's name, at the Special Meeting of Stockholders (the "Stockholders' Meeting") of the Company to be held at 200 Continental Boulevard, El Segundo, California, on August 29, 1997 at
10:00 a.m., Los Angeles time, upon those matters as described in the Proxy Statement/Prospectus for the meeting and such other matters as may properly come before such meeting or any adjournments thereof. The Stockholder votes with respect to the New Common Stock Issuance will not be effective unless and until the Charter Amendment is approved at the Stockholders' Meeting and filed with the Secretary of State of Delaware and the Exchange Restructuring has been consummated, in which event the Charter Amendment will become effective either immediately prior to or contemporaneously with the consummation of the Exchange Restructuring. The Board of Directors has reserved the right, pursuant to Delaware law, to abandon the Charter Amendment even if the Company's Stockholders authorize the Charter Amendment:

  A vote FOR the following proposals described in the Proxy
Statement/Prospectus for the Stockholders' Meeting is recommended:

  1. Approve the Charter Amendment

                         [_] FOR[_] AGAINST[_] ABSTAIN

  2. Approve the New Common Stock Issuance

                         [_] FOR[_] AGAINST[_] ABSTAIN

  3. Approve the Stock Award and Incentive Plan

                         [_] FOR[_] AGAINST[_] ABSTAIN

  If any other business is transacted at the Stockholders' Meeting, the Proxy shall be voted in accordance with the best judgment of the above-named attorneys and proxies.
                           Continued on Reverse Side



                                 MERISEL, INC.
                             PROXY FOR COMMON STOCK

 PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR SPECIAL MEETING OF STOCKHOLDERS
                                AUGUST 29, 1997

                                                  Dated: ________________, 1997

                                                  -----------------------------
                                                   (Signature of Stockholder)
                                                  -----------------------------
                                                   (Signature of Stockholder)

                                                  Please sign your name
                                                  exactly as it appears
                                                  hereon. If acting as
                                                  attorney, executor, trustee,
                                                  or in other representative
                                                  capacity, please sign name
                                                  and title. If stock is held
                                                  jointly, each joint owner
                                                  should sign.

                                                  PLEASE SIGN, DATE AND RETURN
                                                  PROMPTLY IN THE ENCLOSED
                                                  ENVELOPE

                         PART 1. FINANCIAL INFORMATION

                         INDEPENDENT AUDITORS' REPORT

Merisel, Inc.:

  We have audited the accompanying consolidated balance sheets of Merisel, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merisel, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Deloitte & Touche LLP

Los Angeles, California
April 14, 1997

                         MERISEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             DECEMBER 31,
                                                          --------------------
                                                             1995       1996
                                                          ----------  --------
                         ASSETS
                         ------
CURRENT ASSETS:
  Cash and cash equivalents.............................. $    1,378  $ 44,678
  Accounts receivable (net of allowances of $24,786 and
   $23,684 at December 31, 1995 and 1996, respectively)..    413,057   168,295
  Inventories............................................    561,230   392,557
  Prepaid expenses and other current assets..............     17,919    16,925
  Income taxes receivable................................     35,116     2,183
  Deferred income tax benefit............................      6,657       482
                                                          ----------  --------
    Total current assets.................................  1,035,357   625,120
PROPERTY AND EQUIPMENT, NET..............................     90,381    61,430
COST IN EXCESS OF NET ASSETS ACQUIRED, NET...............     93,287    41,724
OTHER ASSETS.............................................     11,309     2,765
                                                          ----------  --------
    TOTAL ASSETS......................................... $1,230,334  $731,039
                                                          ==========  ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
CURRENT LIABILITIES:
  Accounts payable....................................... $  621,990  $383,548
  Accrued liabilities....................................     71,483    37,544
  Short-term debt........................................     21,620
  Long-term debt--current................................     35,000     9,084
  Subordinated debt--current.............................      4,400     4,400
                                                          ----------  --------
    Total current liabilities............................    754,493   434,576
LONG-TERM DEBT...........................................    299,271   268,079
SUBORDINATED DEBT........................................     17,600    13,200
CAPITALIZED LEASE OBLIGATIONS............................      4,504       187
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value; authorized 1,000,000
   shares; none issued or outstanding....................
  Common stock, $.01 par value; authorized 50,000,000
   shares; outstanding 29,863,500 and $30,078,500 at
   December 31, 1995 and 1996, respectively..............        299       301
  Additional paid-in capital.............................    141,938   142,300
  Retained earnings (accumulated deficit)................     19,211  (121,164)
  Cumulative translation adjustment......................     (6,982)   (6,440)
                                                          ----------  --------
    Total stockholders' equity...........................    154,466    14,997
                                                          ----------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............... $1,230,334  $731,039
                                                          ==========  ========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ---------------------------------
                                                1994       1995        1996
                                             ---------- ----------  ----------
NET SALES................................... $5,018,687 $5,956,967  $5,522,824
COST OF SALES...............................  4,676,164  5,633,278   5,233,570
                                             ---------- ----------  ----------
GROSS PROFIT................................    342,523    323,689     289,254
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES...................................    281,796    317,195     295,021
IMPAIRMENT LOSSES...........................                51,383      42,033
RESTRUCTURING CHARGE........................                 9,333
                                             ---------- ----------  ----------
OPERATING INCOME (LOSS).....................     60,727    (54,222)    (47,800)
INTEREST EXPENSE............................     29,024     37,583      37,431
LOSS ON SALE OF EUROPEAN, MEXICAN AND LATIN
 AMERICAN OPERATIONS........................                            33,455
OTHER EXPENSE...............................     11,752     13,885      20,150
                                             ---------- ----------  ----------
INCOME (LOSS) BEFORE INCOME TAXES...........     19,951   (105,690)   (138,836)
PROVISION (BENEFIT) FOR INCOME TAXES........      8,341    (21,779)      1,539
                                             ---------- ----------  ----------
NET INCOME (LOSS)........................... $   11,610 $  (83,911) $ (140,375)
                                             ========== ==========  ==========
NET INCOME (LOSS) PER SHARE................. $     0.38 $    (2.82) $    (4.68)
                                             ========== ==========  ==========
WEIGHTED AVERAGE NUMBER OF SHARES...........     30,389     29,806      30,001
                                             ========== ==========  ==========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        RETAINED
                           COMMON STOCK    ADDITIONAL   EARNINGS   CUMULATIVE
                         -----------------  PAID-IN   (ACCUMULATED TRANSLATION
                           SHARES   AMOUNT  CAPITAL     DEFICIT)   ADJUSTMENT    TOTAL
                         ---------- ------ ---------- ------------ ----------- ---------
BALANCE AT DECEMBER 31,
 1993................... 29,604,300  $296   $140,775   $  91,512     $(8,726)  $ 223,857
  Exercise of stock
   options and other....    112,300     1        474                                 475
  Cumulative translation
   adjustment...........                                                 222         222
  Net income............                                  11,610                  11,610
                         ----------  ----   --------   ---------     -------   ---------
BALANCE AT DECEMBER 31,
 1994................... 29,716,600   297    141,249     103,122      (8,504)    236,164
  Exercise of stock
   options and other....    146,900     2        689                                 691
  Cumulative translation
   adjustment...........                                   1,522                   1,522
  Net loss..............                                 (83,911)                (83,911)
                         ----------  ----   --------   ---------     -------   ---------
BALANCE AT DECEMBER 31,
 1995................... 29,863,500   299    141,938      19,211      (6,982)    154,466
  Exercise of stock
   options and other....    215,000     2        362                                 364
  Cumulative translation
   adjustment...........                                     542                     542
  Net loss..............        --    --         --     (140,375)               (140,375)
                         ----------  ----   --------   ---------     -------   ---------
BALANCE AT DECEMBER 31,
 1996................... 30,078,500  $301   $142,300   $(121,164)    $(6,440)  $  14,997
                         ==========  ====   ========   =========     =======   =========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                              1994        1995        1996
                                           -----------  ---------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)........................ $    11,610  $ (83,911)  $ (140,375)
 Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
  Depreciation and amortization...........      16,101     20,509       18,789
  Provision for doubtful accounts.........      18,851     16,335       17,421
  Impairment losses.......................                 51,383       42,033
  Loss on Sale of European, Mexican and
   Latin American businesses..............                              33,455
  Deferred income taxes...................      (4,973)     5,471        6,175
  Changes in assets and liabilities, net
   of the effects from acquisitions:
   Accounts receivable....................    (152,912)  (103,553)     132,480
   Inventories............................     (75,314)   (43,524)      91,059
   Prepaid expenses and other current
    assets................................      (6,604)    (8,186)     (14,612)
   Income taxes receivable................                (35,116)      33,470
   Accounts payable.......................      94,385     98,756     (179,304)
   Accrued liabilities....................      19,690     23,872      (11,342)
   Income taxes payable...................      (3,275)    (4,422)
                                           -----------  ---------  -----------
    Net cash (used for) provided by
     operating activities.................     (82,441)   (62,386)      29,249
                                           -----------  ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.......     (40,163)   (49,082)      (9,652)
 Proceeds from sale of property and
  equipment...............................                               5,975
 Payment of earn out obligation from
  ComputerLand acquisition................                             (13,409)
 Cash proceeds from sale of Australian
  business................................                               8,515
 Cash proceeds from sale of European,
  Mexican and Latin American businesses...                             110,379
 Acquisitions, net of cash acquired.......     (86,343)
 Other investing activities...............                                (767)
                                           -----------  ---------  -----------
    Net cash (used for) provided by
     investing activities.................    (126,506)   (49,082)     101,041
                                           -----------  ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings under revolving line of
  credit..................................   1,766,300    937,275    1,448,358
 Repayments under revolving line of
  credit..................................  (1,742,114)  (944,960)  (1,466,150)
 Net borrowings (repayments) under foreign
  bank facilities.........................     (13,058)    (9,980)     (17,742)
 Borrowings (repayments) under senior
  notes...................................     125,000                 (43,195)
 Repayment under subordinated debt
  agreement...............................                              (4,400)
 Proceeds from sale of accounts
  receivable..............................      75,000    125,320
 Proceeds from issuance of common stock...         475        691          364
                                           -----------  ---------  -----------
    Net cash provided by financing
     activities...........................     211,603    108,346      (82,765)
                                           -----------  ---------  -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...         863        967       (4,225)
                                           -----------  ---------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS..............................       3,519     (2,155)      43,300
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD...................................          14      3,533        1,378
                                           -----------  ---------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.. $     3,533  $   1,378  $    44,678
                                           ===========  =========  ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid (received) during the year for:
  Interest (net of interest capitalized of
   $1,053 and $3,281 for 1994 and 1995,
   respectively. No interest was
   capitalized in 1996)................... $    21,237  $  27,118  $    30,456
  Income taxes............................      11,185     10,747      (36,068)
 Noncash activities:
  Capital lease obligations entered into..                  5,708          187

          See accompanying notes to consolidated financial statements.

                        MERISEL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General. Merisel, Inc., a Delaware corporation and a holding company (together with its subsidiaries, "Merisel" or the "Company"), is a leading distributor of computer hardware, networking equipment and software products. Through its main operating subsidiary, Merisel Americas, Inc. ("Merisel Americas") and its subsidiaries (the "Operating Company"), the Company markets products and services throughout North America, and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers (VARs), retailers, and commercial/dealers. The Company also has established the Merisel Open Computing Alliance (MOCA(TM)), which primarily supports Sun Microsystems' product sales and installations.

  Liquidity. In 1996, the Company incurred a net loss of $140,375,000 which includes impairment losses of $42,033,000 and a loss on the sale of the Company's European, Mexican and Latin American Business (such businesses are referred to herein as "EML") of $33,455,000. The impairment losses were associated with the intangible assets of the Company's wholly owned subsidiary Merisel FAB, Inc. ("Merisel FAB") which operated the Company's Franchise and Aggregation Business ("FAB"). As of March 28, 1997 the Company sold substantially all of the assets of Merisel FAB to Synnex Information Technologies, Inc. ("Synnex") (See Note 12--"Subsequent Events"). EML was sold as of September 27, 1996 to CHS Electronics, Inc. ("CHS") (See Note 5-- "Dispositions"). Management believes that a substantial portion of operating losses incurred in 1996 relate to the implementation of its 1996 Business Plan which focused upon the conservation of cash, the sale of assets, and the improvement of business processes, particularly in the area of accounts payable.

  The Company has developed and is implementing a business strategy for 1997 (the "1997 Business Strategy") that focuses on profitable North American revenue growth instead of managing for cash. Under the 1997 Business Strategy, Merisel intends to concentrate on strengthening and building its sales infrastructure, improving gross margins, and controlling operating expenses. Other priorities include continuing efforts to achieve operational excellence, addressing financial controls and policies by emphasizing margin improvements and tight expense control, and implementing a strategy focused on the United States and Canada.

  In order to meet its debt obligations in mid-1997 (See Note 9--"Debt"). Merisel is actively pursuing a restructuring plan with the debtholders under its various financing agreements. Effective April 14, 1997, the Company entered into an agreement (the "Agreement") with holders of more than 75% of the outstanding principal amount of its 12.5% Senior Notes ("12.5% Notes") Pursuant to the terms of the Agreement, upon the fulfillment of certain conditions, holders of the 12.5% Notes would exchange (the "Exchange") their 12.5% Notes for common stock, par value $.01 per share, of the Company (the "Common Stock"), which would equal 80% of the outstanding shares of Common Stock immediately after the Exchange. Contemporaneously with the Exchange, the holders of Common Stock would receive warrants (the "Warrants") to purchase Common Stock constituting 17.5% of the Common Stock outstanding immediately after giving effect to the Exchange.

  The Exchange is subject to certain conditions including (i) stockholder approval of an amendment to the Certificate of Incorporation of the Company to authorize the additional shares of Common Stock, and (ii) consents to amendments of the $85,208,000 Revolving Credit Agreement ("Revolving Credit Agreement") and the agreement governing the $56,805,000 principal amount of the 11.5% Senior Note Purchase Agreement ("11.5% Notes") by 100% of the lenders under such agreements to extend the maturity of such indebtedness to January 31, 1999 (the "Extension"), or a refinancing of such indebtedness prior to October 31, 1997. The Company intends to effectuate the Exchange by commencing a registered exchange offer which would be conditioned on 100% of the holders of the 12.5% Notes tendering such notes for Common Stock. If less than 100% of the holders of the 12.5% Notes tender in the exchange offer, Merisel, Inc., the parent company, intends to file a "prepackaged" plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Merisel Americas

                        MERISEL, INC. AND SUBSIDIARIES
and Merisel Canada (the subsidiaries through which the Company's distribution business is conducted) would not be a party to any prepackaged plan which may be required. Any such prepackaged plan, if filed, would affect Merisel, Inc. only, and as such would not affect the continuing and timely payment in full of such subsidiaries' obligations to suppliers, employees and other creditors. In addition, such a prepackaged plan would be subject only to the approval of the holders of the 12.5% Notes, as no other creditors of the Company or its operating subsidiaries would be impaired by the plan as contemplated. The holders of the required percentage of the outstanding principal amount of 12.5% Notes have agreed to vote in favor of the prepackaged plan subject to fulfillment of the other conditions to the Exchange.

  In connection with the Extension, the Company has entered into an agreement in principle with the holders of in excess of 60% of the outstanding principal amount of the Revolving Credit Agreement and 66 2/3% of the 11.5% Notes, pursuant to which such holders have agreed, subject to execution of definitive documentation, to extend the respective maturities to January 31, 1999. In consideration of such Extension, the Company has agreed to pay certain fees related to the Extension and, commencing in 1998, additional fees payable quarterly together with an increase in the interest rate of 0.5% per quarter for each quarter that the debt remains outstanding. The Company would have the right to prepay such debt at anytime without penalty. There can be no assurance that the remaining creditors under the Revolving Credit Agreement and the 11.5% Notes (all of whom must approve the Extension for it to be effective) will approve the Extension. In the event that the Extension does not become effective, the Company believes that, assuming it achieves its 1997 Business Strategy, it will have reasonable prospects for a refinancing of such indebtedness in the latter half of 1997, particularly if the Exchange is consummated concurrently with such refinancing.

  Effective immediately, and throughout the period the Company is implementing the Exchange and Extension, in excess of 75% of the holders of the 12.5% Notes have agreed to waive any default arising from the nonpayment of interest due in 1997 on the 12.5% Notes, and the required percentage of holders of the Revolving Credit Agreement, the 11.5% Notes, and the Subordinated Notes of Merisel Americas have agreed to waive any cross-default resulting from such non-payment. In consideration for such waivers, Merisel Americas has agreed to pay certain fees to the holders of the Revolving Credit Agreement and the 11.5% Notes, and, subject to the Extension becoming effective, to increase the interest rate by 0.5% per quarter during 1998 on the Subordinated Notes while such debt remains outstanding. Accordingly, the Company believes that it will be able to satisfy all of its material debt obligations under such instruments in 1997 pending the consummation of the Exchange and the Extension. Interest will continue to be due and payable on the outstanding 12.5% Notes that have not consented to the waiver at the time such payments are due; however, such holders will not be able to accelerate the payment of the principal of the 12.5% Notes under the terms of the Indenture governing the 12.5% Notes.

  At December 31, 1996, the Company had cash and cash equivalents of approximately $44,700,000. In the opinion of management, as a result of the Agreement reached with the holders of the 12.5% Notes and the waivers received from the holders of the Revolving Credit Agreement, the 11.5% Notes and the Subordinated Notes, cash on hand, together with anticipated cash flow in 1997 will be sufficient to meet the Company's liquidity requirements for the next 12 months.

  Risks and Uncertainties. The Company believes that the diversity and breadth of the Company's product and service offerings, customers, and the general stability of the economies in the markets in which it operates significantly mitigate the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets. Although Merisel regularly stocks products and accessories supplied by more that 500 manufacturers, 60% of the Company's net sales in 1996 (as compared to 63% in 1995, and 56% in 1994) were derived from products supplied by Merisel's ten largest manufacturers.

                        MERISEL, INC. AND SUBSIDIARIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectibility of accounts receivable, inventory, deferred income taxes, accounts payable, sales returns and recoverability of long-term assets.

  New Accounting Pronouncement. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." (SFAS 123) encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. Although adoption of SFAS 123 is optional, pro forma disclosures illustrating the effect on net income and earnings per share as if the provisions of SFAS 123 had been adopted, are required and are presented in Note 11 "Employee Stock Options and Benefit Plans".

  Revenue Recognition, Returns and Sales Incentives. The Company recognizes revenue from hardware and software sales as products are shipped. The Company, subject to certain limitations, permits its customers to exchange products or receive credits against future purchases. The Company offers its customers several sales incentive programs which, among others, include funds available for cooperative promotion of product sales. Customers earn credit under such programs based upon the volume of purchases. The cost of these programs is partially subsidized by marketing allowances provided by the Company's manufacturers. The allowances for sales returns and costs of customer incentive programs are accrued concurrently with the recognition of revenue. The Company does not have any arrangements with customers whereby it recognizes revenue from the shipment of any product that is subject to sell-through arrangements with resellers.

  In connection with FAB, the Company collected initial franchise fees, "cost plus" markups and royalties. Initial franchise fees, were recognized as income when substantially all services and conditions relating to the sale of the franchise had been performed or satisfied. "Cost plus" markups, which range from 1.95% to 3.10%, were charged to franchisees for products purchased from ComputerLand. These markups, as well as royalties, which range from 0.5% to 5.0% of franchise sales were recognized as such sales occur. Royalty revenues were $5,812,000 and $10,500,000 in 1996 and 1995 respectively. Franchise agreements range from one to ten years in length. As of March 28th, 1997 the Company completed the sale of substantially all of the assets of Merisel FAB. (See Note 12--"Subsequent Events")

  Cash and Cash Equivalents. The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

  Inventories. Inventories are valued at the lower of cost or market; cost is determined on the average cost method.

  Property and Depreciation. Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the improvement.

  The Company capitalizes all direct costs incurred in the construction of facilities and the development and installation of new computer and warehouse management systems. Such amounts include the costs of materials and other direct construction costs, purchased computer hardware and software, outside programming and consulting fees, direct employee salaries and interest.

                        MERISEL, INC. AND SUBSIDIARIES

  Cost in Excess of Net Assets Acquired. Cost in excess of net assets acquired resulted from the acquisition in January 1994 of FAB and the acquisition in 1990 of Microamerica, Inc. The cost in excess of net assets acquired from Microamerica, Inc. is being amortized over a period of 40 years using the straight line method. The cost in excess of net assets acquired from FAB was being amortized over an aggregate period of 25 years (see Note 3-- "Acquisitions"). As of March 28, 1997, the Company completed the sale of substantially all of the assets of Merisel FAB. In connection with such sale, the cost in excess of net assets acquired related to Merisel FAB will be written off (see Note 12--"Subsequent Events"). Accumulated amortization was $12,186,000 and $14,429,000 at December 31, 1995 and 1996 respectively.

  The Company reviews the recoverability of intangible assets to determine if there has been any permanent impairment. This assessment is performed based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of intangible assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and fair value of the assets (see Note 4--"Impairment Losses").

  Income Taxes. Deferred income taxes represent the amounts which will be paid or received in future periods based on the tax rates that are expected to be in effect when the temporary differences are scheduled to reverse.

  At December 31, 1995, the cumulative amount of undistributed earnings on which the Company has not recognized United States income taxes was approximately $7,000,000, representing primarily earnings in the Company's Canadian subsidiary. No undistributed foreign earnings remained in the Company as of December 31, 1996.

  Concentration of Credit Risks. Financial instruments which subject the Company to credit risk consist primarily of cash equivalents, trade accounts receivable, and forward foreign currency exchange contracts. Concentration of credit risk with respect to trade accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses, and in certain locations maintains credit insurance as the Company deems appropriate. The Company diversifies its credit risk with respect to forward foreign exchange contracts due to the number of institutions with which it enters into contracts. The Company actively evaluates the creditworthiness of the financial institutions with which it conducts business.

  Fair Values of Financial Instruments. The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt including current maturities, based on reference to quoted market prices, was less than the carrying value by approximately $32,300,000 and $60,776,000 as of December 31, 1995 and 1996, respectively.

  Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rate in effect at the close of the period. Revenues and expenses of these subsidiaries are translated at the average exchange rate during the period. The aggregate effect of translating the financial statements of foreign subsidiaries at the above rates is included in a separate component of stockholders' equity entitled Cumulative Translation Adjustment. In addition, the Company advances funds in the normal course of business to certain of its foreign subsidiaries which are not expected to be repaid in the foreseeable future. Translation adjustments resulting from these advances are also included in Cumulative Translation Adjustment.

  Foreign Exchange Instruments. The Company's use of derivatives is limited to the purchase of foreign exchange contracts in order to minimize foreign exchange transaction gains and losses. The Company purchases forward dollar contracts to hedge short-term advances to its foreign subsidiary and to hedge commitments to

                        MERISEL, INC. AND SUBSIDIARIES
acquire inventory for sale and does not use the contracts for trading purposes. The Company's foreign exchange rate contracts minimize the Company's exposure to exchange rate movement risk, as any gains or losses on these contracts are offset by gains and losses on the transactions being hedged. At December 31, 1995, the Company had approximately $131,000,000 of foreign exchange contracts outstanding, the carrying value of which does not differ significantly from their fair value. There were no outstanding foreign exchange contracts as of December 31, 1996. In 1994 and 1995 there was a net foreign currency loss of $1,422,000, and $806,000 respectively. These losses were primarily due to the devaluation of the Mexican Peso. In 1996 the Company recorded a net foreign currency gain of $161,000 which was also primarily related to the performance of the Mexican Peso against the United States dollar. These amounts are recorded as other expense.

  Net Income (Loss) Per Share. Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents (common stock options) outstanding during the related period, unless such inclusion is antidilutive. The weighted average number of shares includes shares issuable upon the assumed exercise of stock options less the number of shares assumed purchased with the proceeds available from such exercise.

  Fiscal Periods. The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31 and its fiscal quarters are the 13- or 14-week periods ending on the Saturday nearest to March 31, June 30, September 30 and December 31. For clarity of presentation, the Company has described year-ends presented as if the years ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30 and December 31. The 1994, 1995 and 1996 fiscal years were 52 weeks in duration. All quarters presented for 1995 and 1996 were 13 weeks in duration.

2. RESTRUCTURING CHARGE

  During the first six months of 1995, the Company recorded charges of $9,333,000 associated with resizing and restructuring several of the Company's operations. The charge consisted of $4,578,000 of severance charges for the involuntary termination of approximately 240 employees, $2,830,000 for anticipated warehouse closures in North America and $1,925,000 for the anticipated consolidation of certain warehouses in Europe. As of December 31, 1995, $4,543,000 of these charges remained in accrued liabilities.

  As a result of the Company's sale of EML, the Company's plans regarding the consolidation of certain warehouses in Europe were no longer necessary. (see
Note 5--"Dispositions") As a result, approximately $1,925,000 of the unused restructuring charge provided in 1995 was offset against the loss on the sale of EML. The remaining unused restructuring charge of approximately $2,200,000 was used to offset severance costs associated with corporate downsizing as a result of the sale of EML. As of December 31, 1996, $481,000 of restructuring charges remained in accrued liabilities.

3. ACQUISITIONS

  On January 31, 1994, the Company, through its wholly-owned subsidiary, Merisel FAB, acquired certain assets of the United States Franchise and Distribution Division (the "F&D Division") of Vanstar Corporation (formerly ComputerLand Corporation) (the "ComputerLand Acquisition"). The Company paid $80,200,000 in cash at closing for the acquired assets and $2,100,000 of direct acquisition costs. In addition, the Company paid Vanstar a negotiated settlement of $13,400,000 in earn out obligations under the original purchase agreement, net of rebates. The acquisition was accounted for as a purchase. Based on an independent valuation prepared for the company, $96,300,000 of the purchase price was allocated to intangible assets with an estimated aggregate life of 25 years. The intangible assets were subsequently written down by $30,000,000 in the fourth quarter of 1995, $40,000,000 in the third quarter of 1996, and $2,033,000 in the fourth quarter of 1996 (See Note 4--"Impairment Losses").

                        MERISEL, INC. AND SUBSIDIARIES

  In connection with the ComputerLand Acquisition, Merisel FAB and Vanstar entered into the Distribution and Services Agreement (the "Service Agreement") which as extended and amended provided significant distribution and other support services to Merisel FAB for a contractually agreed upon fee. Also under the terms of the Services Agreement, Vanstar agreed to provide extended credit to Merisel FAB (the "Vanstar Payable") which was to be reduced by scheduled payment amounts. At December 31, 1995 and 1996, $23,500,000 and $20,000,000, respectively, was outstanding on the Vanstar Payable and is included in accounts payable. The Vanstar Payable was assumed by, and the Service Agreement was assigned to, Synnex pursuant to the sale of substantially all of the assets of Merisel FAB as of March 28, 1997. (See Note 12--"Subsequent Events.")

4. IMPAIRMENT LOSSES

  In the quarter ended September 30, 1996, the Company determined that a portion of the carrying value for certain of its identifiable intangible assets would not be recovered from their use in future operations. Accordingly, these assets were written down to their fair values as of September 30, 1996. An impairment was recognized on the intangible assets of the Franchise and Aggregation Business (FAB), due to declining sales growth, margins and earnings, and the resulting negative trend in projected cash flows. The intangible assets of FAB were acquired in January 1994 (see Note 3) and had a net book value of $57,600,000 at September 30, 1996, prior to the write down. Fair value of the intangible assets was measured by discounting future expected cash flows, which resulted in a required write down of $40,000,000. In December 1996, the Company recorded an additional $2,033,000 charge to adjust FAB assets to their fair value based on the provisions of a definitive agreement to sell such assets in the first quarter of 1997. (See
Note 12--"Subsequent Events.") An impairment loss of $30,000,000 associated with these assets was previously recorded in the fourth quarter of 1995.

  The Company undertook the process of converting its North American operations to new computer operating systems from 1993 through 1995. Such undertaking was completed in the Canadian subsidiary, for a substantially higher cost than anticipated. In addition, the Company has decided to delay the installation of these systems in the United States beyond 1997. As a result of the cost overruns, the Company's experience in Canada and the decision to delay installation in the United States, it was determined that the value of these assets had been impaired, which resulted in a write down at the end of the fourth quarter of 1995 of $19,500,000 in capitalized costs. The book value of these capitalized costs was $44,600,000 at December 31, 1995 prior to the write down, and $25,100,000 subsequent to the write down. The write down was determined by identifying certain cost categories that would be duplicated with future development efforts and which would not provide value to the Company.

  In March 1996, as of January 1, 1996 the Company sold its interest in its wholly owned Australian subsidiary, Merisel Pty Ltd. ("Australia"), to Tech Pacific Holdings Ltd. Under the terms of the agreement, the Company received consideration of $9,900,000 in the form of repayment of certain intercompany debt obligations. The Company recognized a $1,900,000 charge as an impairment loss for the write down of the Australian net assets to their net realizable value in the fourth quarter of 1995. These net assets, after write down, totaled $9,900,000 and were classified in the December 31, 1995 consolidated balance sheet as other current assets. Prior to the $1,900,000 charge, the Australian subsidiary reported a loss of $6,100,000 for 1995.

5. DISPOSITIONS

  On October 4, 1996, Merisel completed the sale of EML to CHS. The sale was effective as of September 27, 1996. A loss of $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded on such sale. The sale price, computed based on the combined closing balance sheet of EML, was $147,631,000, consisting of (i) $110,379,000 in cash, (ii) the assumption of Merisel's European asset

                        MERISEL, INC. AND SUBSIDIARIES
securitization agreement against which $26,252,000 was outstanding at closing and (iii) a receivable for $11,000,000, payable in three installments of $3,000,000, $4,000,000, and $4,000,000, due at various date through 1997.

  In addition, effective January 1, 1996 the Company completed the sale of its Australian Subsidiary ("see Note 4"). Following is summarized pro forma operating results assuming that the Company had sold EML and its Austrailian subsidiary as of January 1, 1995.

                                                         TWELVE MONTHS ENDED
                                                            DECEMBER 31,
                                                        ----------------------
                                                           1995        1996
                                                        ----------  ----------
                                                        (IN THOUSANDS EXCEPT
                                                           PER SHARE DATA)
      Net Sales........................................ $4,568,915  $4,462,653
      Gross Profit.....................................    228,293     216,032
      Net loss.........................................    (67,737)   (100,052)
                                                        ==========  ==========
      Net loss per share............................... $    (2.27) $    (3.33)
                                                        ==========  ==========
      Weighted Average Shares Outstanding..............     29,806      30,001
                                                        ==========  ==========

  EML is not an incorporated entity for which historical financial statements were prepared. The historical balances used in preparing the above pro forma balances represent combined balances obtained from the separate unaudited financial statements for the individual entities comprising EML. The pro forma results include adjustments for general and administrative expenses that would not have been eliminated due to the sale of EML. The pro forma adjustments also include adjustments for amortization of intangible assets and for interest expense on debt repaid with a portion of the proceeds from the sale, net of the effect of an interest rate increase resulting from the renegotiation of certain debt agreements as a result of the sale. Historical balances obtained from Australia's unaudited financial statements were also used in preparing the pro forma balances above.

  Effective March 28, 1997, Merisel completed the sale of substantially all of the assets of Merisel FAB to a wholly owned subsidiary of Synnex. The purchase price was approximately $31,992,000. (See Note 12-- "Subsequent Events".)

6. SALE OF ACCOUNTS RECEIVABLE

  The Company's wholly owned subsidiary, Merisel Americas, sells trade receivables on an ongoing basis to its wholly owned subsidiary, Merisel Capital Funding, Inc. ("Merisel Capital Funding"). Pursuant to an agreement with a securitization Company (the "Receivables Purchase and Servicing Agreement"), Merisel Capital Funding, in turn, sells such receivables to the securitization Company on an ongoing basis, which yields proceeds of up to $300,000,000 at any point in time. Merisel Capital Funding's sole business is the purchase of trade receivables from Merisel Americas. Merisel Capital Funding is a separate corporate entity with its own separate creditors, which upon its liquidation will be entitled to be satisfied out of Merisel Capital Funding's assets prior to any value in Merisel Capital Funding becoming available to Merisel Capital Funding's equity holders. This facility expires in October 2000. In connection with the sale of EML and as a result of the substantial losses incurred by the Company, Merisel Americas and Merisel Capital Funding were required to, and did obtain, amendments and waivers with respect to certain covenants under this facility.

  Effective December 15, 1995, Merisel Canada, Inc. ("Merisel Canada") entered into a receivables purchase agreement with a securitization Company to provide funding for Merisel's Canadian subsidiary. In accordance with this agreement, Merisel Canada sells receivables to the securitization Company, which yields proceeds of up to $150,000,000 Canadian dollars. The facility expires December 12, 2000, but is extendible by notice from the securitization Company, subject to the Company's approval.

                        MERISEL, INC. AND SUBSIDIARIES

  Effective October 16, 1995, Merisel U.K. Ltd. ("Merisel U.K.") entered into a receivables purchase agreement with a securitization Company to provide funding for Merisel's U.K. subsidiary. This facility, including $26,252,000 outstanding thereunder, was assumed by CHS in connection with the purchase of EML.

  Under these securitization facilities, the receivables are sold at face value with payment of a portion of the purchase price being deferred. As of December 31, 1996 the total amount outstanding under these facilities was $248,820,000. Fees incurred in connection with the sale of accounts receivable for the years ended December 31, 1994, 1995 and 1996 were $7,151,000, $10,291,000 and $16,029,000, respectively, and are recorded as other expense.

7. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                  ESTIMATED    DECEMBER 31,
                                                 USEFUL LIFE ------------------
                                                 (IN YEARS)    1995      1996
                                                 ----------- --------  --------
      Land.....................................              $  9,678  $  5,818
      Building.................................         20      3,880     3,880
      Equipment................................     3 to 7     76,918    65,628
      Furniture and fixtures...................     3 to 5     13,777     8,575
      Leasehold improvements...................    3 to 20     15,963     9,025
      Construction in progress.................                21,365    21,850
                                                             --------  --------
        Total..................................               141,581   114,776
      Less accumulated depreciation and amorti-
       zation..................................               (51,200)  (53,346)
                                                             --------  --------
      Property and equipment, net..............              $ 90,381  $ 61,430
                                                             ========  ========

8. INCOME TAXES

  The components of income (loss) before income taxes consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                  -----------------------------
                                                   1994      1995       1996
                                                  -------  ---------  ---------
      Domestic................................... $23,430  $ (71,884) $(100,139)
      Foreign....................................  (3,479)   (33,806)   (38,697)
                                                  -------  ---------  ---------
      Total...................................... $19,951  $(105,690) $(138,836)
                                                  =======  =========  =========

  The provision (benefit) for income taxes consisted of the following (in thousands):

                                                           DECEMBER 31,
                                                     --------------------------
                                                      1994      1995     1996
                                                     -------  --------  -------
      Current:
        Federal..................................... $10,675  $(24,627) $(1,706)
        State.......................................   2,429       130      360
        Foreign.....................................     210    (2,753)  (3,290)
                                                     -------  --------  -------
        Total Current...............................  13,314   (27,250)  (4,636)
                                                     -------  --------  -------
      Deferred:
        Domestic....................................  (4,325)    7,120    4,659
        Foreign.....................................    (648)   (1,649)   1,516
                                                     -------  --------  -------
        Total deferred..............................  (4,973)    5,471    6,175
                                                     -------  --------  -------
        Total provision (benefit)................... $ 8,341  $(21,779) $ 1,539
                                                     =======  ========  =======

                        MERISEL, INC. AND SUBSIDIARIES

  Deferred tax liabilities and assets were comprised of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
      Deferred tax assets
        Net operating loss.................................. $  2,350  $ 26,328
        Expense accruals....................................    9,886    11,919
        State taxes.........................................    1,056      (372)
        Property and goodwill...............................    3,648    10,697
        Other, net..........................................    1,999     2,033
                                                             --------  --------
                                                               18,939    50,605
        Valuation allowances................................  (12,282)  (50,123)
                                                             --------  --------
          Total............................................. $  6,657  $    482
                                                             ========  ========
      Net deferred tax asset................................ $  6,657  $    482
                                                             ========  ========

  The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

                                                            FOR THE YEARS
                                                            ENDED DECEMBER
                                                                 31,
                                                           -------------------
                                                           1994  1995    1996
                                                           ----  -----   -----
      Statutory rate.....................................  35.0% (35.0)% (35.0)%
      Increase in U.S. valuation allowance...............          9.3    27.3
      State income taxes, less effect of federal
       deduction.........................................   4.0    0.1      .2
      Foreign income subject to tax at other than
       statutory rate....................................   2.5    3.2
      Goodwill amortization..............................   1.3    0.4      .2
      Foreign losses with benefits at less than statutory
       rate..............................................   6.7    0.1     7.2
      Utilization of net operating losses of foreign
       subsidiary........................................  (5.3)          (1.0)
      Other..............................................  (2.4)   1.3     2.2
                                                           ----  -----   -----
      Effective tax rate.................................  41.8% (20.6)%   1.1 %
                                                           ====  =====   =====

  At December 31, 1995 and December 31, 1996, the Company had available net operating loss carryforwards of $6,671,000 and $77,643,000, respectively which expire at various dates through December 31, 2011.

9. DEBT

  At December 31, 1996, the Company's subsidiaries, Merisel Americas and Merisel Europe, Inc. ("Merisel Europe") had unsecured senior borrowings, which as amended, consisted of $56,805,000 of 11.5% notes by Merisel Americas, and a $85,208,000 Revolving Credit Agreement by Merisel Americas and Merisel Europe, all of which were outstanding. Advances under the Revolving Credit Agreement bear interest at specific rates based upon market reference rates plus a specified percentage. The average interest rate for the Revolving Credit Agreement at December 31, 1996 was approximately 10.85%. In the year ended December 31, 1996, the Company paid a total of $35,000,000 in aggregate scheduled amortization payments under the 11.5% Notes and Revolving Credit Agreement. Additionally, on October 4, 1996, the Company amended the 11.5% Notes and the Revolving Credit Agreement in connection with the sale of EML and permanently reduced the outstanding borrowings on the 11.5% Notes and the Revolving Credit Agreement by $29,000,000 and $43,500,000, respectively. As a result of the sale of EML, Merisel Europe no longer is an operating entity.

                        MERISEL, INC. AND SUBSIDIARIES

  As amended, these agreements require that the Company make an aggregate of five consecutive principal payments of $1,500,000 each on the last calendar day of each month from February through June 1997 plus an additional principal repayment of $7,500,000 on January 2, 1998. As amended, the 11.5% Notes and the Revolving Credit Agreement provide that if the Company makes the June 30, 1997 interest payment on its $125,000,000 principal amount 12.5% Notes at any time before January 31, 1998, then the Company shall make an aggregate principal repayment of an additional $40,000,000 on the 11.5% Notes and the Revolving Credit Agreement. Further, if the Company makes the December 31, 1997 interest payment on its 12.5% Notes at anytime before January 31, 1998, the Company must make an additional aggregate principal payment of $30,000,000 on the 11.5% Notes and the Revolving Credit Agreement. The 11.5% Notes and the Revolving Credit Agreement are due in full on January 31, 1998. The amendments also provide that certain tax refunds and asset sale proceeds when received by the Company shall be used to permanently prepay the 11.5% Notes and Revolving Credit Agreement. The principal repayments will be shared ratably by the lenders under the Revolving Credit Agreement and the holders of the 11.5% Notes.

  The 11.5% Notes and the Revolving Credit Agreement contain various covenants including those which prohibit the payment of cash dividends, require a minimum amount of tangible net worth, and place limitations on the acquisition of assets. These agreements also require the Company or certain of its subsidiaries to maintain certain specified financial ratios. Such financial ratios include: interest coverage; adjusted tangible net worth; earnings before interest, taxes, depreciation, amortization and securitization expense; total debt equivalents to adjusted tangible net worth; inventory turnover; accounts payable; and minimum accounts payable to inventory. In connection with the sale of EML, and as a result of the substantial losses incurred by the Company, the Company was required to obtain, and did obtain waivers of various covenants, including financial ratio covenants, contained in the 11.5% Notes and the Revolving Credit Agreement and amendments of such covenants for future periods.

  At December 31, 1996, Merisel Americas had outstanding an aggregate of $17,600,000 of privately placed subordinated notes (the "Subordinated Notes"). The Subordinated Notes, as amended during 1996, provide for an interest rate increase of .50% to 11.78% per annum effective April 15, 1996, and are repayable in four remaining equal annual installments of $4,400,000 which was due and paid in January 1997, and $4,400,000 due in March 1998, March 1999 and in March 2000. Accrued interest on the Subordinated Notes is required to be paid quarterly. The Subordinated Notes contain certain restrictive covenants, including those that limit the Company's ability to incur debt, acquire the stock of or merge with other corporations, sell certain assets and prohibit the payment of dividends. The Subordinated Notes also incorporate the financial covenants contained in the Senior Notes and the Revolving Credit Agreement. In connection with the amendment of the Revolving Credit Agreement and the Senior Notes described above, the Company was required to obtain and did obtain an amendment of the Subordinated Note Purchase Agreement.

  On April 14, 1997 the Company obtained the Limited Waiver and Agreement to Amend from the required number of holders of the 11.5% Notes, the Revolving Credit Agreement and the Subordinated Notes. Under the Limited Waiver and Agreement to Amend, the Company obtained certain waivers and consents necessary to facilitate its debt restructuring. Among other items, the lenders agreed to waive any default that may arise from the non-payment of interest on the 12.5% Notes, the commencement of a "prepackaged" plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code and certain other events of default and financial covenants. In addition, the lenders have agreed subject to execution of definitive documentation and certain other conditions, to extend the maturities of the Revolving Credit Agreement and the 11.5% Notes to January 31, 1999. (See Note 1--"Liquidity")

  At December 31, 1996, Merisel, Inc. had outstanding $125,000,000 principal amount of the 12.5% Notes. The 12.5% Notes provide for an interest rate of 12.5% payable semiannually. By virtue of being an obligation of Merisel, Inc., the 12.5% Notes are effectively subordinated to all liabilities of the Company's subsidiaries,

                        MERISEL, INC. AND SUBSIDIARIES
including trade payables and are not guaranteed by any of the Company's operating entities. The Indenture relating to the 12.5% Notes contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company or any of its subsidiaries and impose limitations on investments, loans, advances, sales or transfers of assets, the making of dividends and other payments, the creation of liens, sale-leaseback transactions with affiliates and certain mergers. Without a restructuring or refinancing of the Company's debt, the Company may be unable to make its June 30, 1997 and December 31, 1997 interest payments on the 12.5% Notes and the additional $40,000,000 and $30,000,000 repayments which would be due on June 30, 1997 and December 31, 1997, respectively, on the 11.5% Notes and the Revolving Credit Agreement required before such interest payments can be made. In addition, the restriction on dividend payments contained in the 11.5% Notes and the Revolving Credit Agreement could limit the ability of the Company to repay principal and interest on the 12.5% Notes if, and to the extent that, such limitations prevent cash or other dividends from being paid to the Company. Further, in the event of a default under the 11.5% Notes and the Revolving Credit Agreement, payments of principal and interest on the 12.5% Notes are prohibited.

  On April 14, 1997, the Company obtained a Limited Waiver and Voting Agreement from the required number of holders of the 12.5% Notes. Under the Limited Waiver and Voting Agreement, the holders have agreed to exchange the 12.5% Notes into approximately 80% of the Company's Common Stock. The Company intends to effect the exchange through an exchange offer requiring the tender of 100% of the 12.5% Notes. If less than 100% of the note holders tender such notes, the Company intends to file a "prepacked" plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The holders of the required percentage of the outstanding principal amount of 12.5% Notes have agreed to vote in favor of the prepackaged plan subject to fulfillment of the other conditions to the Exchange. In addition, the holders have agreed to waive any defaults arising from the non-payment of interest due in 1997. (See Note 1-- "Liquidity").

  At December 31, 1996, the Company had promissory notes outstanding with an aggregate balance of $10,150,000. Such notes provide for interest at the rate of approximately 7.7% per annum and are repayable in 48 and 60 monthly installments commencing February 1, 1996, with balloon payments due at maturity. The notes are collateralized by certain of the Company's real property and equipment.

  At December 31, 1995, the Company leased certain warehouse and computer equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the lease. All such leases were related to EML and were assumed by CHS. At December 31, 1996, the Company's only capital lease obligations were $187,000 related to FAB's operations. These obligations were assumed by Synnex as part of the sale of Merisel FAB in the first quarter of 1997. (See Note 12--"Subsequent Events.")

10. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under noncancellable operating leases. Future minimum rental payments, under leases that have initial or remaining noncancellable lease terms in excess of one year are $8,148,000 in 1997, $6,920,000 in 1998, $6,367,000 in 1999, $4,218,000 in
2000, $3,279,000 in 2001 and $4,717,000 thereafter. Certain of the leases contain inflation escalation clauses and requirements for the payment of property taxes, insurance, and maintenance expenses. Rent expense for 1994, 1995 and 1996 was $13,447,000, $14,840,000 and $16,284,000, respectively.

  In June 1994, the Company and certain of its officers and/or directors were named in putative securities class actions filed in the United States District Court for the Central District of California, consolidated as In re Merisel, Inc. Securities Litigation. Plaintiffs, who are seeking damages in an unspecified amount, purport to represent a class of all persons who purchased Merisel common stock between November 8, 1993 and June 7, 1994 (the "Class Period"). The complaint, as amended and consolidated, alleges that the defendants inflated the

                        MERISEL, INC. AND SUBSIDIARIES
market price of Merisel's common stock with material misrepresentations and omissions during the Class Period. Plaintiffs contend that such alleged misrepresentations are actionable under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Following the granting of defendant's first motion to dismiss on December 5, 1994, plaintiffs filed a second consolidated and amended complaint on December 22, 1994. On April 3, 1995, Federal District Judge Real dismissed the complaint with prejudice. The plaintiffs have appealed the dismissal. The parties' appellate briefing to the Ninth Circuit was completed on November 6, 1995. The Ninth Circuit heard oral arguments on June 4, 1996. As of the date of this report there has been no decision from the Ninth Circuit.

  In January 1997, the Company received notice that Tech Pacific had brought a claim in the Supreme Court of New South Wales, Sydney Registry Commercial Division, against the Company, its subsidiary Merisel Asia, Inc. ("Merisel Asia"); Patrick T. Woods, former managing director of Merisel Australia and Michael D. Pickett, former CEO and Chairman of Merisel, in a proceeding captioned Tech Pacific Holdings Limited, v. Merisel, Inc., et. al. In March 1996, Tech Pacific purchased Merisel Australia, Merisel's Australian subsidiary for a purchase price of $9.9 million, pursuant to the Share Purchase Agreement dated as of March 7, 1996 between Merisel Asia and Tech Pacific. The claim asserts various breaches of representations and warranties as well as misleading and deceptive conduct under relevant provisions of Australian law with respect to the financial position of Merisel Australia. The plaintiffs seek to recover specific damages exceeding $8 million as well as unspecific damages plus interest and costs and expenses associated with the claim. The Company intends to defend itself vigorously against this claim; however, the Company is unable at this preliminary point in the proceedings to reasonably estimate the probable loss, if any, that would be incurred.

  The Company is involved in certain other legal proceedings arising in the ordinary course of business, none of which management expects to have a material impact on the Company's financial statements.

11. EMPLOYEE STOCK OPTIONS AND BENEFIT PLANS

  The Company's stock option plans, incentive stock options and nonqualified stock options may be granted to employees, directors, and consultants. The plans authorize the issuance of an aggregate of 4,616,200 shares upon exercise of options granted thereunder. The optionees, option prices, vesting provisions, dates of grant and number of shares granted under the plans are determined primarily by the Board of Directors or the option committee under the stock option plans, though incentive stock options must be granted at prices which are no less than the fair market value of the Company's Common Stock at the date of grant. The following summarizes activity in the plans for the three years ended December 31, 1996:

                                   1994                     1995                    1996
                          ------------------------ ----------------------- ------------------------
                                       WGTD. AVG.              WGTD. AVG.               WGTD. AVG.
                            SHARES    EXER. PRICE    SHARES    EXER. PRICE   SHARES     EXER. PRICE
                          ----------  ------------ ----------  ----------- -----------  -----------
Outstanding at beginning
 of year................   1,856,140  $       7.61  1,902,625  $      9.03   3,191,289  $      7.30
Granted.................     243,500         18.45  1,680,241         5.91     354,500         2.45
Exercised...............    (112,300)         4.23   (112,422)        2.99    (215,000)         .67
Canceled................     (84,715)        11.25   (279,155)       12.43  (1,812,444)        7.04
                          ----------               ----------              -----------
Outstanding at end of
 year...................   1,902,625          9.03  3,191,289         7.30   1,518,345         7.48
                          ----------               ----------              -----------
Option price range for
 Exercised shares.......              $2.00-$11.88             $2.20-$6.25              $0.01-$2.20
                                      ------------             -----------              -----------
Weighted average fair
 value of options
 granted during the
 year...................                           $     3.80              $      1.61
                                                   ----------              -----------

                        MERISEL, INC. AND SUBSIDIARIES

  The following table summarizes information about stock options outstanding at December 31, 1996:

                                   OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                              ------------------------------ --------------------
                                          WEIGHTED
                                           AVERAGE  WEIGHTED             WEIGHTED
                                NUMBER    REMAINING AVERAGE    NUMBER    AVERAGE
                              OUTSTANDING  LIFE IN  EXERCISE EXERCISABLE EXERCISE
   RANGE OF EXERCISE PRICES   AT 12/31/96   YEARS    PRICE   AT 12/31/96  PRICE
   ------------------------   ----------- --------- -------- ----------- --------
   $ 7.7800 to $ 8.4100....       11,970       4    $ 8.3958    11,970   $ 8.3958
     3.0000 to $ 3.0000....      173,500       5      3.0000   173,500     3.0000
    11.3750 to $11.3750....      182,250       6     11.3750   163,900    11.3750
    11.7500 to $11.8750....      126,500       7     11.8711    95,875    11.8698
    15.0000 to $19.8750....       91,250       8     19.6078    60,250    19.4704
     4.5790 to $ 6.3125....      587,875       9      5.7827   217,750     5.7049
     1.8750 to $ 3.7500....      345,000      10      2.4586         0     0.0000
                               ---------     ---    --------   -------   --------
   $ 1.8750 to $19.8750....    1,518,345                       723,245
                               =========                       =======

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on their fair value at the grant date for options granted in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Corporation's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                              1995      1996
                                                            --------  ---------
                                                              (IN THOUSANDS,
                                                             EXCEPT PER SHARE
                                                                 AMOUNTS)
      Net Loss--As Reported................................ $(83,911) $(140,375)
      Net Loss--Pro Forma..................................  (84,480)  (140,994)
      Loss Per Share--As Reported..........................    (2.82)     (4.68)
      Loss Per Share--Pro Forma............................    (2.83)     (4.70)

  The fair value of each option granted during 1995 and 1996 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                   1995   1996
                                                                   -----  -----
      Expected life...............................................   5.0    5.0
      Expected volatility......................................... 72.41% 72.69%
      Risk-free interest rate.....................................  6.27%  6.32%
      Dividend Yield..............................................  0.00%  0.00%

  The Company offers a 401(k) savings plan under which all employees who are 21 years of age with at least one year of service are eligible to participate. The plan permits eligible employees to make contributions up to certain limitations, with the Company matching certain of those contributions. The Company's contributions vest 25% per year. The Company contributed $579,000 and $125,000 to the plan during the years ended December 31, 1994 and 1995, respectively. The Company did not make any matching contributions on behalf of its employees in 1996.

                        MERISEL, INC. AND SUBSIDIARIES

12. SUBSEQUENT EVENTS

  As of March 28, 1997, the Company completed the sale of substantially all of the assets of Merisel FAB to a wholly owned subsidiary of Synnex. The sale price, computed based upon the February 21, 1997 balance sheet of Merisel FAB was $31,992,000 consisting of the buyer assuming $11,992,000 of trade payables and accrued liabilities and a $20,000,000 extended payable due to Vanstar Corporation. As part of the sale, the Company agreed to extend rebates to Synnex on future purchases at a defined rate per dollar of purchases, not to exceed $2,000,000. The purchase price is subject to adjustments based upon Merisel FAB's March 28, 1997 balance sheet. In the quarter ended December 31, 1996, the Company recorded an impairment charge of $2,033,000 to adjust Merisel FAB's assets to their fair market value.

13. SEGMENT INFORMATION

  The Company's operations primarily involve a single industry segment--the wholesale distribution of computer hardware and software products. The geographic areas in which the Company operates on an ongoing basis are the United States, and Canada, after taking into account the sale of the Company's other foreign businesses during 1996. Net sales, operating income (before interest, other non-operating expenses and income taxes) and identifiable assets by geographical area were as follows (in thousands):

                           UNITED                  OTHER
                           STATES     CANADA   INTERNATIONAL ELIMINATIONS CONSOLIDATED
                         ----------  --------  ------------- ------------ ------------
1994:
  Net sales............. $3,413,614  $516,616   $1,088,457                 $5,018,687
                         ==========  ========   ==========                 ==========
  Operating income
   (loss)............... $   52,150  $  9,871     $ (1,294)                $   60,727
                         ==========  ========   ==========                 ==========
  Identifiable assets... $  715,082  $147,483   $  337,083     $ (7,778)   $1,191,870
                         ==========  ========   ==========     ========    ==========
1995:
Net sales:
  Net sales............. $3,996,346  $572,569   $1,388,052                 $5,956,967
                         ==========  ========   ==========                 ==========
  Operating loss........  $ (37,825) $ (3,637)   $ (12,760)                 $ (54,222)
                         ==========  ========   ==========                 ==========
  Identifiable assets... $  738,220  $135,482   $  375,878     $(19,246)   $1,230,334
                         ==========  ========   ==========     ========    ==========
1996:
Net sales:
  Net sales............. $3,818,923  $643,730   $1,060,171                 $5,522,824
                         ==========  ========   ==========                 ==========
  Operating income
   (loss)...............  $ (44,295) $ (5,406)  $    1,901                  $ (47,800)
                         ==========  ========   ==========                 ==========
  Identifiable assets... $  623,707  $126,691   $        0     $(19,359)   $  731,039
                         ==========  ========   ==========     ========    ==========

                        MERISEL, INC. AND SUBSIDIARIES

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected financial information for the quarterly periods for the fiscal years ended 1995 and 1996 is presented below (in thousands, except per share amounts):

                                                   1995
                              ------------------------------------------------
                               MARCH 31    JUNE 30    SEPTEMBER 30 DECEMBER 31
                              ----------  ----------  ------------ -----------
Net sales.................... $1,454,894  $1,379,864   $1,544,018  $1,578,191
Gross profit.................     93,223      85,475       89,253      55,738
Net loss.....................     (1,789)     (4,613)        (253)    (77,256)
Net loss per share...........      (0.06)      (0.16)       (0.01)      (2.59)
                                                   1996
                              ------------------------------------------------
                               MARCH 31    JUNE 30    SEPTEMBER 30 DECEMBER 31
                              ----------  ----------  ------------ -----------
Net sales.................... $1,536,589  $1,442,668   $1,393,532  $1,150,035
Gross profit.................     87,223      79,587       57,193      65,251
Net (loss) income............    (13,508)    (11,404)    (117,138)      1,675
Net (loss) income per share        (0.45)      (0.38)       (3.90)        .06

  In the fourth quarter of 1995, the Company recorded certain items which reduced operating income by approximately $89,400,000. These items included impairment losses on long-lived assets totaling $51,400,000. The remaining $38,000,000 represents adjustments to account balances, primarily in accounts payable. Additional adjustments related to vendor account reconcilations and customer disputes were taken, which amounted to $2,200,000 in each of the first two quarters of 1996, and $23,000,000 in the third quarter of 1996. Additionally, third quarter charges were also recognized for further impairment of certain long lived assets for $40,000,000 and for the loss on the sale of certain assets totaling $33,455,000. In the fourth quarter of 1996, net income includes a $2,033,000 charge to adjust Merisel FAB's assets to their fair value based on the provisions of a definitive agreement to sell such assets in the first quarter of 1997.

                         MERISEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                        MARCH 31,  DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
                        ------
CURRENT ASSETS:
Cash and cash equivalents.............................  $ 47,930     $ 44,678
Accounts receivable (net of allowances of $23,206 and
 $23,684 for 1997 and 1996, respectively).............   189,376      168,295
Inventories...........................................   358,208      392,557
Prepaid expenses and other current assets.............    17,371       16,925
Income taxes receivable...............................     1,404        2,183
Deferred income tax benefit...........................       482          482
                                                        --------     --------
  Total current assets................................   614,771      625,120
PROPERTY AND EQUIPMENT, NET...........................    58,763       61,430
COST IN EXCESS OF NET ASSETS ACQUIRED, NET............    26,108       41,724
OTHER ASSETS..........................................     6,378        2,765
                                                        --------     --------
  TOTAL ASSETS........................................  $706,020     $731,039
                                                        ========     ========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         MARCH 31,  DECEMBER 31,
                                                           1997         1996
                                                        ----------- ------------
                                                        (UNAUDITED)
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES:
Accounts payable......................................   $ 367,634   $ 383,548
Accrued liabilities...................................      34,241      37,544
Long-term debt--current...............................      14,984       9,084
Subordinated debt--current............................       4,400       4,400
                                                         ---------   ---------
  Total current liabilities...........................     421,259     434,576
Long-term debt........................................     260,147     268,079
Subordinated debt.....................................       8,800      13,200
Capitalized lease obligations.........................                     187
                                                         ---------   ---------
TOTAL LIABILITIES.....................................     690,206     716,042
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, authorized 1,000,000
 shares; none issued or outstanding Common stock, $.01
 par value, authorized 50,000,000 shares; 30,078,500
 shares outstanding for 1997 and 1996, respectively...         301         301
Additional paid-in capital............................     142,300     142,300
Retained earnings (deficit)...........................    (120,034)   (121,164)
Cumulative translation adjustment.....................      (6,753)     (6,440)
                                                         ---------   ---------
Total stockholders' equity............................      15,814      14,997
                                                         ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............   $ 706,020   $ 731,039
                                                         =========   =========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                         ---------------------
                                                            1997       1996
                                                         ---------- ----------
NET SALES............................................... $1,113,100 $1,536,589
COST OF SALES...........................................  1,048,124  1,449,366
                                                         ---------- ----------
GROSS PROFIT............................................     64,976     87,223
SELLING, GENERAL & ADMINISTRATIVE EXPENSES..............     51,520     83,136
                                                         ---------- ----------
OPERATING INCOME........................................     13,456      4,087
INTEREST EXPENSE........................................      8,623      9,877
OTHER EXPENSE...........................................      3,530      7,238
                                                         ---------- ----------
INCOME (LOSS) BEFORE INCOME TAXES.......................      1,303    (13,028)
INCOME TAX PROVISION....................................        173        480
                                                         ---------- ----------
NET INCOME (LOSS)....................................... $    1,130 $  (13,508)
                                                         ========== ==========
NET INCOME (LOSS) PER SHARE............................. $     0.04 $    (0.45)
                                                         ========== ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING...........     30,078     29,863
                                                         ========== ==========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                         --------------------
                                                           1997       1996
                                                         ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss................................................ $   1,130  $ (13,508)
Adjustments to reconcile net loss to net cash provided
 by operating activities:
  Depreciation and amortization.........................     3,180      5,759
  Provision for doubtful accounts.......................     4,797      4,733
  Deferred income taxes.................................                2,862
Changes in assets and liabilities:
  Accounts receivable...................................   (32,384)   (20,834)
  Inventories...........................................    34,348    120,778
  Prepaid expenses and other assets.....................    (4,083)    (3,869)
  Income taxes receivable...............................       779      1,303
  Accounts payable......................................     6,626    (70,689)
  Accrued liabilities...................................    (3,816)    (5,228)
                                                         ---------  ---------
Net cash provided by operating activities...............    10,577     21,307
                                                         ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment......................      (648)    (3,438)
Payment of earn out obligation from Computerland
 acquisition............................................              (13,409)
Cash proceeds from sale of Australian business..........                8,515
                                                         ---------  ---------
Net cash used for investing activities..................      (648)    (8,332)
                                                         ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving line of credit...............   254,208    443,400
Repayments under revolving line of credit...............  (255,118)  (396,400)
Net (repayments) borrowings under foreign bank
 facilities.............................................      (514)   (20,289)
Proceeds from issuance of promissory notes..............      (607)    11,261
Proceeds from sale of accounts receivable...............               23,721
Repayment under subordinated debt agreement.............    (4,400)    (4,400)
                                                         ---------  ---------
Net cash provided by (used for) financing activities....    (6,432)    57,293
                                                         ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.................      (245)    (1,858)
                                                         ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...............     3,252     68,410
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........    44,678      1,378
                                                         ---------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD................ $  47,930  $  69,788
                                                         =========  =========

          See accompanying notes to consolidated financial statements.

                        MERISEL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. GENERAL

  Merisel, Inc., a Delaware corporation and a holding company (together with its subsidiaries, "Merisel" or the "Company"), is a leading distributor of computer hardware, networking equipment and software products. Through its main operating subsidiary, Merisel Americas, Inc. ("Merisel Americas") and its subsidiaries (the "Operating Company"), the Company markets products and services throughout North America, and has achieved operational efficiencies that have made it a valued partner to a broad range of computer resellers, including value-added resellers (VARs), retailers, and commercial/dealers. The Company also has established the Merisel Open Computing Alliance (MOCA(TM)), which primarily supports Sun Microsystems' Unix based product sales and installations.

  The information for the three months ended March 31, 1997 and 1996 has not been audited by independent accountants, but includes all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the results for such periods.

  Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although the Company believes that the disclosures included in these financial statements are adequate to make the information not misleading. The consolidated financial statements as presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Merisel's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

  Liquidity. In 1996, the Company incurred a net loss of $140,375,000 which includes impairment losses of $42,033,000 and a loss on the sale of the Company's European, Mexican and Latin American Business (such businesses are referred to herein as "EML") of $33,455,000. The impairment losses were associated with the intangible assets of the Company's wholly owned subsidiary Merisel FAB, Inc. ("Merisel FAB") which operated the Company's Franchise and Aggregation Business ("FAB"). As of March 28, 1997, the Company sold substantially all of the assets of Merisel FAB to Synnex Information Technologies, Inc. ("Synnex"). EML was sold as of September 27, 1996 to CHS Electronics, Inc. ("CHS") (See Note 4--"Dispositions"). Management believes that a substantial portion of operating losses incurred in 1996 relate to the implementation of its 1996 Business Plan which focused upon the conservation of cash, the sale of assets, and the improvement of business processes, particularly in the area of accounts payable.

  The Company has developed and is implementing a business strategy for 1997 (the "1997 Business Strategy") that focuses on profitable North American revenue growth instead of managing for cash. Under the 1997 Business Strategy, Merisel intends to concentrate on strengthening and building its sales infrastructure, improving gross margins, and controlling operating expenses. Other priorities include continuing efforts to achieve operational excellence, addressing financial controls and policies by emphasizing margin improvements and tight expense control, and implementing a strategy focused on the United States and Canada.

  In order to meet its debt obligations, Merisel is actively pursuing a restructuring plan with the debtholders under its various financing agreements. Effective April 14, 1997, the Company entered into an agreement (the "Agreement") with holders of more than 75% of the outstanding principal amount of its 12.5% Senior Notes ("12.5% Notes"). Pursuant to the terms of the Agreement, upon the fulfillment of certain conditions, holders of the 12.5% Notes would exchange (the "Exchange") their 12.5% Notes for common stock, par value $.01 per share, of the Company (the "Common Stock"), which would equal 80% of the outstanding shares of Common Stock immediately after the Exchange. Contemporaneously with the Exchange, the holders of Common Stock immediately prior to the Exchange would receive warrants (the "Warrants") to purchase Common Stock constituting 17.5% of the Common Stock outstanding immediately after giving effect to the Exchange.

                        MERISEL, INC. AND SUBSIDIARIES

  The Exchange is subject to certain conditions including (i) stockholder approval of an amendment to the Certificate of Incorporation of the Company to authorize the additional shares of Common Stock, and (ii) consents to amendments of the $84,297,000 principal amount of the Revolving Credit Agreement ("Revolving Credit Agreement") and the agreement governing the $56,198,000 principal amount of the 11.5% Senior Note Purchase Agreement ("11.5% Notes") by 100% of the lenders under such agreements to extend the maturity of such indebtedness to January 31, 1999 (the "Extension"), or a refinancing of such indebtedness prior to October 31, 1997. The Company intends to effectuate the Exchange by commencing a registered exchange offer which would be conditioned on 100% of the holders of the 12.5% Notes tendering such notes for Common Stock. If less than 100% of the holders of the 12.5% Notes tender in the exchange offer, Merisel, Inc., the parent company, intends to file a "prepackaged" plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. Merisel Americas and Merisel Canada (the subsidiaries through which the Company's distribution business is conducted) would not be a party to any prepackaged plan which may be required. Any such prepackaged plan, if filed, would affect Merisel, Inc. only, and as such would not affect the continuing and timely payment in full of such subsidiaries' obligations to suppliers, employees and other creditors. In addition, such a prepackaged plan would be subject only to the approval of the holders of the 12.5% Notes, as no other creditors of the Company or its operating subsidiaries would be impaired by the plan as contemplated. The holders of the required percentage of the outstanding principal amount of 12.5% Notes have agreed to vote in favor of the prepackaged plan subject to fulfillment of the other conditions to the Exchange.

  In connection with the Extension, the Company has entered into waivers and an agreement in principle with 100% of the holders of the outstanding principal amount of the Revolving Credit Agreement and the 11.5% Notes, pursuant to which such holders have agreed, subject to execution of definitive documentation, to extend the respective maturities to January 31, 1999. In consideration of such Extension, the Company has agreed to pay certain fees related to the Extension and, commencing in 1998, additional fees payable quarterly together with an increase in the interest rate of 0.5% per quarter in 1998 and for each quarter that the debt remains outstanding. The Company would have the right to prepay such debt at anytime without penalty. In the event that the Extension does not become effective, the Company believes that, assuming it achieves its 1997 Business Strategy, it will have reasonable prospects for a refinancing of such indebtedness in the latter half of 1997, particularly if the Exchange is consummated concurrently with such refinancing.

  Effective immediately, and throughout the period the Company is implementing the Exchange and Extension, in excess of 75% of the holders of the 12.5% Notes have agreed to waive any default arising from the nonpayment of interest due in 1997 on the 12.5% Notes, and 100% of the holders of the Revolving Credit Agreement, the 11.5% Notes, and the Subordinated Notes of Merisel Americas have agreed to waive any cross-default resulting from such non-payment. In consideration for such waivers, Merisel Americas has agreed to pay certain fees to the holders of the Revolving Credit Agreement and the 11.5% Notes, and, subject to the Extension becoming effective, to increase the interest rate by 0.5% per quarter during 1998 on the Subordinated Notes while such debt remains outstanding. Accordingly, the Company believes that it will be able to satisfy all of its material debt obligations under such instruments in 1997 pending the consummation of the Exchange and the Extension. Interest will continue to be due and payable on the outstanding 12.5% Notes that have not consented to the waiver at the time such payments are due; however, such holders will not be able to accelerate the payment of the principal of the 12.5% Notes under the terms of the Indenture governing the 12.5% Notes.

  At March 31, 1997, the Company had cash and cash equivalents of approximately $47,930,000. In the opinion of management, as a result of the Agreement reached with the holders of the 12.5% Notes and the waivers received from the holders of the Revolving Credit Agreement, the 11.5% Notes and the Subordinated Notes, cash on hand, additional permitted sales of accounts receivable under the securitization facilities, together with anticipated cash flow in 1997 will be sufficient to meet the Company's liquidity requirements for the next 12 months.

                        MERISEL, INC. AND SUBSIDIARIES

  In July 1997, certain holders of the 12.5% Notes have threatened to sue the Company regarding a purported breach of the Agreement. The Company does not believe that the Noteholders' claims for breach are valid, and it intends to defend itself vigorously should a suit be commenced. Due to the fact that no suit has yet been filed and no discovery has taken place, it is premature to predict the outcome with any certainty.

2. NEW ACCOUNTING PRONOUNCEMENT

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" (SFAS 128) which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 simplifies the previous standards for computing earnings per share and requires the disclosure of basic and diluted earnings per share. For the year ended December 31, 1996 and for the subsequent interim period reported, the amount reported as net income per common and common equivalent share is not materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS 128.

3. FISCAL YEAR

  The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. The Company's first quarter is the 13 week period ending on the Saturday nearest to March 31. For simplicity of presentation, the Company has described the interim periods and year-end period as of March 31, and December 31, respectively.

4. DISPOSITIONS

  In March 1996, effective as of January 1, 1996 the Company sold its interest in its wholly owned Australian subsidiary, Merisel Pty Ltd. ("Australia"), to Tech Pacific Holdings Ltd. Under the terms of the agreement, the Company received consideration of $9,915,000 in the form of repayment of certain intercompany debt obligations. The Company recognized a $1,915,000 charge as an impairment loss for the write down of the Australian net assets to their net realizable value in the fourth quarter of 1995.

  On October 4, 1996, Merisel completed the sale of EML to CHS. The sale was effective as of September 27, 1996. A loss of $33,455,000, which includes approximately $7,400,000 of direct costs related to the sale, was recorded on such sale. The sale price, computed based on the combined closing balance sheet of EML, was $147,631,000, consisting of (i) $110,379,000 in cash, (ii) the assumption of Merisel's European asset securitization agreement against which $26,252,000 was outstanding at closing and (iii) a receivable for $11,000,000, payable in three installments of $3,000,000, $4,000,000, and
$4,000,000, of which only the final payment of $4,000,000 remained outstanding as of March 31, 1997.

  As of March 28, 1997, the Company completed the sale of substantially all of the assets of Merisel FAB to a wholly owned subsidiary of Synnex. The sale price, computed based upon the February 21, 1997 balance sheet of Merisel FAB was $31,992,000 consisting of the buyer assuming $11,992,000 of trade payables and accrued liabilities and a $20,000,000 extended payable due to Vanstar Corporation. As part of the sale, the Company agreed to extend rebates to Synnex on future purchases at a defined rate per dollar of purchases, not to exceed $2,000,000. The purchase price is subject to adjustments based upon Merisel FAB's March 28, 1997 balance sheet. In the quarter ended December 31, 1996, the Company recorded an impairment charge of $2,033,000 to adjust Merisel FAB's assets to their estimated fair market value.

                        MERISEL, INC. AND SUBSIDIARIES

  Following is summarized pro forma operating results assuming that the Company had sold the assets of Merisel FAB, and EML as of January 1, 1996.

                                          THREE MONTHS ENDED THREE MONTHS ENDED
                                            MARCH 31, 1996     MARCH 31, 1997
                                          ------------------ ------------------
                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
      Net Sales..........................      $881,565           $910,923
      Gross Profit.......................        51,581             57,299
      Net loss...........................       (13,887)            (1,024)
                                               ========           ========
      Net loss per share.................      $  (0.47)          $  (0.03)
                                               ========           ========
      Weighted Average Shares
       Outstanding.......................        29,863             30,078
                                               ========           ========

  EML is not an incorporated entity for which historical financial statements were prepared. The historical balances used in preparing the above pro forma balances represent combined balances obtained from the separate unaudited financial statements for the individual entities comprising EML. The pro forma results include adjustments for general and administrative expenses that would not have been eliminated due to the sale of EML. The pro forma adjustments also include adjustments for amortization of intangible assets and for interest expense on debt repaid with a portion of the proceeds from the sale, net of the effect of an interest rate increase resulting from the renegotiation of certain debt agreements as a result of the sale. Historical balances obtained from FAB's unaudited financial statements were also used in preparing the pro forma balances above.

5. DEBT

  At March 31, 1997, the Company's subsidiaries, Merisel Americas and Merisel Europe, Inc. ("Merisel Europe") had unsecured senior borrowings, which as amended, consisted of $56,198,000 of 11.5% notes by Merisel Americas, and an $84,297,000 Revolving Credit Agreement by Merisel Americas and Merisel Europe, all of which were outstanding. Advances under the Revolving Credit Agreement bear interest at specific rates based upon market reference rates plus a specified percentage. The average interest rate for the Revolving Credit Agreement at March 31, 1997 was approximately 10.8%. The outstanding balance under the Company's privately placed subordinated notes was $13,200,000 and provide for an interest rate of 11.78%. Additionally, At March 31, 1997, Merisel, Inc. had outstanding $125,000,000 principal amount of the 12.5% Notes. The 12.5% Notes provide for an interest rate of 12.5% payable semiannually.

  On April 14, 1997, the Company obtained a Limited Waiver and Voting Agreement from the required number of holders of the 12.5% Notes. Under the Limited Waiver and Voting Agreement, the holders have agreed to exchange the 12.5% Notes into approximately 80% of the Company's Common Stock. (See Note 1--"Liquidity").

  At March 31, 1997, the Company had promissory notes outstanding with an aggregate balance of $9,635,000. Such notes provide for interest at the rate of approximately 7.7% per annum and are repayable in 48 and 60 monthly installments commencing February 1, 1996, with balloon payments due at maturity. The notes are collateralized by certain of the Company's real property and equipment.

6. NET LOSS PER SHARE

  Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the related period, including common stock options when dilutive.

                        MERISEL, INC. AND SUBSIDIARIES

7. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid (received) in the quarter ended March 31 for interest and income taxes was as follows:

                                                                 1997    1996
                                                                ------  -------
                                                                (IN THOUSANDS)
      Interest................................................. $9,238  $18,111
      Income taxes............................................. $ (593) $(3,547)

  Effective March 28, 1997, the Company sold substantially all of the assets of Merisel FAB. The recorded sale price was $31,992,000, consisting of the assumption of $11,992,000 of trade payables and accrued liabilities and a $20,000,000 extended payable due to a third party, in full consideration for the assets (See Note 4-- "Dispositions").

                                 MERISEL, INC.

                                   IMPORTANT

  No person has been authorized to give any information or to make any representations, other than those contained in this Proxy Statement/Prospectus. If given or made, such information or representation may not be relied upon as having been authorized by the Company. The Company is not aware of any jurisdiction in which the Solicitation of Acceptances of the Prepackaged Plan is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the Solicitation of Acceptances of the Prepackaged Plan would not be in compliance with applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with any such law, the Solicitation of Acceptances of the Prepackaged Plan will not be made to Stockholders residing in such jurisdictions. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities hereunder shall under any circumstances create any implications that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

  FOR INFORMATION REGARDING THE PROCEDURES TO BE FOLLOWED IS CONNECTION WITH VOTING ON THE PROPOSALS AND VOTING ON THE PREPACKAGED PLAN, SEE "STOCKHOLDERS' MEETING, VOTING RIGHTS AND PROXIES" HEREIN AND "VOTING AND CONFIRMATION OF THE PLAN" IN THE DISCLOSURE STATEMENT, INCLUDED HEREIN AS PART B TO ANNEX IV.

                               The Voting Agent:


                        U.S. STOCK TRANSFER CORPORATION


  By Hand Delivery or Overnight Courier, or by Registered or Certified Mail:

                        U.S. Stock Transfer Corporation
                        1745 Gardena Avenue, Suite 200
                          Glendale, California 91204

                                  Telephone:

                                (818) 502-1404

                            The Information Agent:

                                     LOGO
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL FREE (800) 322-2885

                               ADDITIONAL COPIES

  Requests for additional copies of this Proxy Statement/Prospectus, Proxies or Ballots should be directed to the Information Agent. You may also contact your broker, dealer, or trust company for assistance concerning the Restructuring.

                                 MERISEL, INC.

                                   IMPORTANT

  No person has been authorized to give any information or to make any representations, other than those contained in this Exchange Restructuring Prospectus. If given or made, such information or representation may not be relied upon as having been authorized by the Company. The Company is not aware of any jurisdiction in which the making of the Exchange Offer or the Solicitation of Acceptances of the Prepackaged Plan is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Exchange Offer or the Solicitation of Acceptances of the Prepackaged Plan would not be in compliance with applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with any such law, the Exchange Offer or the Solicitation of Acceptances of the Prepackaged Plan will not be made to (nor will tenders or votes be accepted from or on behalf of) Noteholders residing in such jurisdictions. Neither the delivery of this Exchange Restructuring Prospectus nor any distribution of securities hereunder shall under any circumstances create any implications that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

  FOR INFORMATION REGARDING THE PROCEDURES TO BE FOLLOWED IS CONNECTION WITH TENDERING IN THE EXCHANGE OFFER AND VOTING ON THE PREPACKAGED PLAN, SEE "TENDERING AND VOTING PROCEDURES" IN PART A AND "VOTING AND CONFIRMATION OF THE PLAN" IN PART B (THE DISCLOSURE STATEMENT).

                       The Depositary and Voting Agent:


                             THE BANK OF NEW YORK


   By Hand Delivery or     Facsimile Transmissions:       By Registered or
   Overnight Delivery:   (Eligible Institutions Only)      Certified Mail:


   The Bank of New York         (212) 815-6339          The Bank of New York
    101 Barclay Street                                 101 Barclay Street, 7E
 Corporate Trust Services    Confirm by Telephone     New York, New York 10286
          Window           Or For Information Call:  Attention: Reorganization
       Ground Level                                          Department
 New York, New York 10286       (212) 815-4997
Attention: Reorganization
           Department

                            The Information Agent:

                      [LOGO OF MACKENZIE PARTNERS, INC.]

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL FREE (800) 322-2885

                               ADDITIONAL COPIES

  Requests for additional copies of this Exchange Restructuring Prospectus, Letter of Transmittal or Ballots should be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Restructuring.